










ELEMENTARY SCHOOL

ASSURED GUARANTY®

PROVEN STRENGTH, PROVEN STRATEGIES, PROVEN VALUE

The Proven Leader in Bond Insurance

2012 ANNUAL REPORT







1160 NEW ISSUES, OVER $13 BILLION PAR INSURED.

PROVEN LEADERSHIP IN 2012 U.S. PUBLIC FINANCE.


January 2012
City of Tucson, Arizona
May 2012
October 2012
$90,000,000
Airport System Revenue Bonds, Series 2012A
City of Cleveland, Ohio
February 2012
$112,450,000
School Districts Revenue Bond Financing Program Revenue Bonds, Series 2012F
Dormitory Authority of the State of New York
October 2012
$57,245,000
Refunding Revenue Bonds, Series 2012
Orlando-Orange County Expressway Authority, FL
November 2012
$71,900,000
School Infrastructure Sales, Services and Use Tax Revenue Bonds, Series 2012
Des Moines Independent Community SD, IA
April 2012
$87,000,000
Healthcare Facilities Revenue Bonds, Series 2012 (The Christ Hospital Project)
County of Hamilton, OH
June 2012
$77,000,000
Refunding Revenue Bonds, Series 2012A
Westlands Water District, CA
October 2012
$72,000,324
GO Bonds, Series 2012B (Election of 2010)
$46,375,000
GO Bonds, Series 2012
Altoona ASD, PA
$44,875,000
Electric System Revenue Bonds, Series 2012A,B,C

Assured Guaranty Ltd., through its subsidiaries (collectively, Assured Guaranty), guarantees scheduled principal and interest payments when due on municipal, public infrastructure and structured financings in markets around the world.



PROVEN

STRENGTH

With our $12.3 billion in claims-paying resources, a highly experienced management team and disciplined underwriting, risk management and surveillance professionals, Assured Guaranty has the strength and knowledge to offer lasting credit protection for investors. For more than a quarter century, we have promised that protection and kept that promise, and it remains our foremost priority.

We became the leader in bond insurance by consistently applying our risk management principles, executing our core strategies and maintaining our long-term focus. In 2012, a year of challenging market conditions and historic low interest rates, we guaranteed $16.8 billion of financial obligations. This new business production, combined with our loss mitigation strategies and the recapture of ceded business, created over $800 million of economic value.


PROVEN
STRATEGIES


PROVEN

VALUE

We unconditionally and irrevocably guarantee timely payment of principal and interest. In addition to reliably keeping insured investors whole when issuers default, we provide investors enhanced market liquidity and the benefit of our credit selection, underwriting and surveillance. Because investors value these benefits, issuers enjoy greater market access and reduced borrowing costs.


Dominic J. Frederico
President & Chief Executive Officer

Dear Fellow Shareholders and Policyholders,

I am pleased to report that 2012 was another solid year for Assured Guaranty. Once again, we succeeded by executing our core strategies, which have consistently produced positive operating earnings and continue to create shareholder value.

These strategies led to significant accomplishments in 2012. Specifically, Assured Guaranty:

- generated $535 million of operating income,* making this our third year in a row with operating income in excess of half a billion dollars
- increased operating shareholders' equity per share* to a record level of $30.05
- repurchased 2.1 million common shares at an average price of $11.76; the share price ended the year 21% higher at $14.23. By mid-March 2013, it was more than 70% higher
- doubled our quarterly dividend to $0.09 per share early in the year and further raised it to $0.10 per share in the first quarter of 2013, for a total increase of 122%
- executed reassumption transactions with Radian Asset Assurance Inc. and with Tokio Marine & Nichido Fire Insurance Co. for a total economic benefit of $191 million
- generated a present value of new business production (PVP)* totaling $210 million, as we insured $16.8 billion par of direct and assumed business. We accomplished this in a persistently unfavorable business environment caused by unprecedented low interest rates, tight credit spreads and uncertainty about our ratings caused by Moody's Investors Service Inc. having us under review for three-quarters of the year. And we did it while consistently maintaining our rigorous underwriting and pricing standards
- insured 1,770 new issues and secondary market positions in U.S. public finance, representing $14.5 billion in par sold during the year. Our penetration of new issues in our target market of single-A issuers was 30% of transactions sold and 12% of par sold during the year

Operating Income

(dollars in millions)


$65
$278
$655
$601
$535
2008
2009
2010
2011
2012

Adjusted Book Value per Share*


$41.97
$48.26
$48.92
$49.32
$47.17
$9.05
$23.30
$21.08
$19.12
$15.98
$7.98
$2.82
$2.31
$1.66
$1.14
$24.94
$22.14
$25.53
$28.54
$30.05
2008
2009
2010
2011
2012

Net unearned premium reserve on financial guaranty contracts in excess of net expected loss to be expensed less deferred acquisition costs, after tax
Net present value of estimated net future credit derivative revenue, after tax
Operating shareholders' equity per share

- guaranteed $620 million of par in structured finance, which contributed $43 million of our total PVP
- caused providers of representations and warranties (R&W) to pay or agree to pay approximately $500 million as a result of our residential mortgage-backed securities (RMBS) loss mitigation efforts, including amounts related to two new R&W agreements signed during the year. This brings the total receipts and commitments from R&W providers to $2.9 billion through year-end
- purchased $396 million of bonds we had previously insured, at an average cost of 63% of par, which created approximately $250 million of economic value. Such wrapped bond purchases mitigate losses, improve our excess capital position and increase future investment income
- agreed to terminate 53 policies totaling $4.1 billion of net par outstanding, while still collecting 96% of expected premiums—further increasing our excess capital
- experienced improvement in our insured portfolio as structured finance transactions amortized and our overall below-investment-grade exposure decreased by 13% during the year, and
- lowered our insured leverage, with the ratio of statutory net par outstanding to qualified statutory capital declining 12%. Since the acquisition of Assured Guaranty Municipal (AGM) in 2009, that ratio has fallen by 41%.

* Please see note 4 on page 18 regarding non-GAAP financial measures used in this Annual Report.

Before commenting on our future plans and prospects, I want to discuss two other recent developments—our victory in the Flagstar Bank case and Moody's failure to assign us financial strength ratings based on their published criteria instead of subjective speculation.

THE FLAGSTAR DECISION: AN IMPORTANT PRECEDENT

On February 5, 2013, Federal Judge Jed Rakoff awarded Assured Guaranty substantially all of the damages we sought for Flagstar's refusal to honor its RMBS R&W repurchase obligations. We believe the ruling will be upheld if appealed and we will receive approximately $90 million as compensation for claims paid to date, plus additional amounts to be determined by the court for interest, costs and attorneys' fees, in addition to amounts requested for future claims.

This is the first trial related to RMBS R&W putbacks that has come to a final court ruling, and it sets a strong precedent in support of our industry in similar cases. The decision establishes clear liability as it relates to originators and securitizers of mortgage loans, and it articulates the responsibility of R&W providers to honor contractual obligations to purchase defective mortgage loans.

Additionally, this decision, which clarifies issues related to causation and statistical sampling, should prompt regulators, auditors and the boards of our remaining R&W providers to seriously question their reserve levels and related disclosures. For example, we have put back $2.1 billion of defective loans to Credit Suisse, utilizing the same process and control procedures that we used with the Flagstar portfolios. This amount is based on collateral

Available-for-Sale Investment Portfolio and Cash

(dollars in millions)


$3,644
$10,852
$10,566
$11,091
$11,011
2008
2009
2010
2011
2012

GAAP basis investment portfolio and cash, excluding other invested assets.

losses that are more than four times Assured Guaranty's projected losses on these insured securities. It also excludes any further calculation of fees and interest like those awarded to us in the Flagstar litigation.

MOODY'S DEVIATION FROM ITS PUBLISHED METHODOLOGY

On January 17, 2013, Moody's announced an unjustified downgrade of our financial strength rating. The next morning, we issued a five-page rebuttal detailing Moody's lack of transparency, contradictory explanations and disregard for their own capital model. Our press release is available on the web at assuredguaranty.com, and I urge you to read it.

R&W Repurchase and Settlement Commitments

(dollars in billions)


$0.2
$0.4
$1.8
$0.5
$2.9
2009 & Prior
2010
2011
2012
Lifetime Total

Estimated total, gross of reinsurance, of (i) settlement receipts and commitments and (ii) R&W putbacks and putback commitments. The putbacks flow through the transaction waterfalls and do not necessarily benefit Assured Guaranty dollar-for-dollar.

Consolidated Net Par Outstanding

As of December 31, 2012


75% U.S. Public Finance
A average rating
14% U.S. Structured Finance
AA- Average Rating
7% Non-U.S. Public Finance
BBB+ Average Rating
4% Non-U.S. Structured Finance
AA Average Rating
$519.9 billion, A+ average rating

Ratings are based on our internal rating scale, which is similar to those used by the rating agencies.



Robert B. Mills
Chief Operating Officer



James M. Michener
General Counsel and Secretary



Robert A. Bailenson
Chief Financial Officer

For the third consecutive year, we achieved operating income exceeding half a billion dollars. We reached record operating shareholders' equity per share, and we doubled our quarterly dividend—raising it further in March 2013 for a 122% total increase.



Howard W. Albert
Chief Risk Officer



Russell B. Brewer II
Chief Surveillance Officer



Bruce E. Stern
Executive Officer

R&W providers have paid or agreed to pay $2.9 billion as a result of our loss mitigation efforts. Our victory in the Flagstar R&W case sets a strong precedent in support of our industry.

On January 24, the flaws of Moody's rating process became even more obvious when they published a Credit Opinion on AGM (our major operating company) containing a Financial Strength Scorecard—which lists the published factors used by Moody's to determine our financial strength rating and provides a score based on their specific criteria for rating financial guaranty companies. Unlike the rating change announcement, which was widely distributed via a press release, the Credit Opinion was made available only to subscribers of Moody's research products. The January scorecard is comparable to one they published ten months earlier on March 26, 2012, and the comparison is alarming.

On the March 2012 scorecard, AGM had an overall rating score of Aa2, and Moody's adjusted the overall rating down one notch—from Aa2 to Aa3 based on their speculative concerns over future qualitative issues of market demand and penetration. Ten months later, the January 2013 scorecard showed that the company had earned a stronger rating score, resulting in an overall rating of Aa1—a notch *higher* than in March 2012, and one of the highest ratings a financial institution can achieve. But even though our current overall rating score was higher, Moody's adjusted the rating down, without proper justification, to come up with a lower overall adjusted rating of A2. So even though AGM grew stronger based on Moody's own published ratings criteria, AGM was somehow downgraded.

Moody's made this four-notch adjustment without any of the transparency called for in their own Code of Professional Conduct. That code states that Moody's will publicly disclose "any material modifications to its rating methodologies and related significant practices, procedures and processes." It also specifies pre-implementation requests for comment and publication of sufficient information for a financial market professional to understand the basis for a credit rating.

The absence of such disclosures renders the Moody's review process incomprehensible. It also does not comply with the Dodd-Frank Act's call to increase rating agency transparency and to follow established procedures for changes in rating agency methodology. This kind of opaque and arbitrary behavior, where modeled results are discarded and a subjective valuation is applied, has prompted the Justice Department to bring a civil fraud suit against another rating agency.

When capital and the quality of a guarantor's insured portfolio do not matter in establishing its financial strength rating, there is a serious problem with the process. Moody's unsupported and unjustified downgrade of Assured Guaranty adds to the mountain of evidence in favor of comprehensive regulation and strict oversight of the rating agencies.

Consolidated Claims-Paying Resources

(dollars in millions)


$4,962
$13,051
$12,630
$12,839
$12,328
2008
2009
2010
2011
2012

Operating Net Investment Income

(dollars in millions)


$163
$262
$361
$393
$390
2008
2009
2010
2011
2012

Represents amounts included in operating income.

ACTING ON OUR OPPORTUNITIES

Early in 2012, we acquired a financial guaranty company that was already licensed in 37 states and the District of Columbia. We renamed the company Municipal Assurance Corp. and intend to begin writing U.S. municipal business in MAC this year. MAC will not carry a Moody's rating.

I want to be clear that we are launching MAC to increase our municipal bond insurance penetration by expanding our current base of demand. The new company is simply an additional platform. AGM and Assured Guaranty Corp., both of which are rated AA- with *Stable Outlook* by S&P, are key components of our business franchise and valuable brands. MAC will complement those brands and provide us with additional flexibility to address new market needs, while also providing new competitive positioning.

The launching of MAC is part of our permanent commitment to the U.S. public finance market, where we expect to see more opportunities as interest rates rise and credit spreads widen—as they eventually will. We intend to fund MAC internally and cede it a portfolio of municipal risks to leverage its capital base, provide earnings at inception and respond to clients looking for a new muni-only platform.

We also believe our structured finance and international infrastructure businesses have significant potential. We continue to engage with issuers and their advisors in the asset-backed market, as well as large financial institutions seeking credit protection for selected assets and more efficient capital management.

In infrastructure finance, we anticipate more international opportunities in 2013. In the U.K., the government is currently seeking to tap into the capital markets for alternative funding sources for public-private partnerships. We offer solutions that allow pension funds and life insurance companies to invest in capital market infrastructure financings.

OUR COMMITMENT TO INSURED INVESTORS

We are positioned to take advantage of the opportunities in all of our markets because we have proven our financial strength and the value of our insurance time and again. Paying claims reliably and on time is indisputable proof of this, and we have done so for municipal investors in Jefferson County, Alabama; Harrisburg, Pennsylvania; and Stockton, California, all of which have declared or attempted to declare bankruptcy in a charged political atmosphere.

However, these public officials must recognize that it is their, or their predecessors', actions that have caused their financial difficulties; and their behavior in dealing with these issues will have long-term consequences. While they have budgeted themselves into financial difficulty through unsustainable expenditures, they should not attempt to use creditors or bond insurers as scapegoats. When a municipality breaches the trust of its creditors—which often include bondholders that reside and vote in that same community—it harms all of its constituents by limiting its access to the capital markets and increasing its funding costs, and potentially those of other municipalities.

U.S. Public Finance Net Par Outstanding by Rating

As of December 31, 2012


1% AAA
32% AA
54% A
12% BBB
1% BIG*
$388.0 billion

Ratings are based on our internal rating scale, which is similar to those used by the rating agencies.

*Below investment grade

U.S. Public Finance Net Par Outstanding by Sector

As of December 31, 2012


44% General Obligation
19% Tax-backed
16% Municipal Utilities
9% Transportation
4% Healthcare
4% Higher Education
4% Other Public Finance
$388.0 billion, A average rating



Ling Chow
Deputy General Counsel, Corporate



Stephen Donnarumma
Chief Credit Officer



Donald H. Paston
Managing Director and Treasurer



Ivana M. Grillo
Managing Director, Human Resources

We are positioned to take advantage of the opportunities in all of our markets because we have proven our financial strength and the value of our insurance time and again.



William J. Hogan
Senior Managing Director, Public Finance



Paul R. Livingstone
Senior Managing Director, Structured Finance



William B. O'Keefe
Senior Managing Director, Public Finance Marketing



Nicholas J. Proud
Senior Managing Director, International



Robert S. Tucker
Managing Director, Investor Relations and Corporate Communications

We expect more U.S. public finance opportunities as interest rates rise and credit spreads widen—as they eventually will. We also believe our structured finance and international infrastructure businesses have significant potential.

We have seen that the vast majority of municipal issuers practice sound financial management, and that the ones we insure overwhelmingly value our ability to work with them to deal with any problems before they become serious. In each of the three cases just mentioned, we attempted to work constructively with local authorities to negotiate an equitable resolution for all parties.

OUR FOCUS ON BUILDING VALUE

Looking forward, our goal remains to write as much quality business as possible that meets our strict underwriting and pricing standards. However, as long as interest rates remain low and credit spreads tight, pressure will be put on our ability to write larger volumes of new business. This, combined with the amortization of our existing portfolio and our other capital-creating strategies, will continue to increase our excess capital position.

In January 2013, we announced a $200 million share repurchase program that will be financed entirely with holding company funds in order to preserve the capital strength of the operating companies. We will look to augment this repurchase program going forward as our capital levels become more redundant and we have the funds available at the holding company. We have developed strategies to increase holding company funds to be available for share repurchases.

Dividends


Per Share ($)
Total Paid ($ millions)
$.12
$.12
$.14
$.16
$.18
$.18
$.18
$.18
$.36
$9
$9
$10
$11
$16
$22
$33
$33
$69
2004* 2005 2006 2007 2008 2009 2010 2011 2012

In February 2013, we increased our quarterly dividend by 11% to $0.10 per share
*In 2004, dividends were paid following our April IPO. The amount shown is the quarterly dividend, annualized.

In closing, I thank our shareholders and policyholders for their continued support. As the economy continues to recover, Assured Guaranty is well positioned as the proven leader in bond insurance. We've demonstrated the fundamental demand for our product even when interest rates are at their lowest. We've shown we have the financial strength to effectively serve our target markets. And we clearly have the financial flexibility and the right mix of strategies to continue to create shareholder value. We look forward to protecting policyholders, saving issuers money and building value for shareholders in 2013 and beyond.

Dominic J. Frederico
President and Chief Executive Officer
March 2013

(Dollars in millions, except per share amounts) Year ended December 31.	**2012**	2011	2010	2009	2008
Summary of Operations					
Revenues included in operating income:					
Net earned premiums[1]	**$ 1,006**	$ 995	$ 1,235	$ 930	$ 261
Net investment income	**390**	393	361	262	163
Net realized investment gains (losses)	**7**	0	—	—	—
Credit derivative revenues	**127**	188	210	171	117
Other income	**97**	40	54	28	1
Total revenues in operating income	**1,627**	1,616	1,860	1,391	542
Expenses included in operating income:					
Loss expense:					
Financial guaranty insurance[1]	**568**	555	478	394	266
Credit derivatives	**28**	(62)	209	239	43
Interest expense	**92**	99	100	63	23
Other expenses[2, 3]	**226**	229	267	328	166
Total expenses in operating income	**914**	821	1,054	1,024	498
Operating income before taxes	**713**	795	806	367	44
Tax provision (benefit) on operating income[3]	**178**	194	151	89	(21)
Operating income[4]	**535**	601	655	278	65
Items not included in operating income:[5]					
Realized gains (losses) on investments	**(4)**	(20)	1	(34)	(62)
Non-credit impairment unrealized fair value gains (losses) on credit derivatives	**(486)**	244	13	(82)	29
Fair value gains (losses) on committed capital securities	**(12)**	23	6	(80)	28
Foreign exchange gains (losses) on remeasurement of premiums receivable and loss and loss adjustment expense reserves	**15**	(3)	(25)	23	—
Effect of consolidating financial guaranty variable interest entities	**62**	(72)	(166)	—	—
Goodwill and settlement of pre-existing relationship	**—**	—	—	(23)	—
Net income attributable to Assured Guaranty Ltd.	**$ 110**	$ 773	$ 484	$ 82	$ 60
Operating income per diluted share[4]	**$ 2.81**	$ 3.24	$ 3.46	$ 2.15	$ 0.73
Net income per diluted share	**0.57**	4.16	2.56	0.63	0.67
Balance Sheet Data					
Shareholders' equity attributable to Assured Guaranty (book value)	**$ 4,994**	$ 4,652	$ 3,670	$ 3,455	$ 1,876
Book value per share	**25.74**	25.52	19.97	18.76	20.62
Operating shareholders' equity[4]	**$ 5,830**	$ 5,201	$ 4,691	$ 4,076	$ 2,269
Operating shareholders' equity per share[4]	**30.05**	28.54	25.53	22.14	24.94
Adjusted book value[4]	**$ 9,151**	$ 8,987	$ 8,989	$ 8,887	$ 3,818
Adjusted book value per share[4]	**47.17**	49.32	48.92	48.26	41.97
New Business and Financial Guaranty Insured Portfolio					
PVP[4]	**$ 210**	$ 243	$ 363	$ 640	$ 823
Net debt service outstanding (end of period)	**$782,180**	$845,665	$927,143	$958,265	$348,816
Net par outstanding (end of period)					
Public finance	**$425,507**	$442,119	$467,739	$465,853	$125,823
Structured finance	**94,386**	115,929	149,392	174,569	96,899
Total net par outstanding	**$519,893**	$558,048	$617,131	$640,422	$222,722
Claims-Paying Resources					
Policyholders' surplus	**$ 3,579**	$ 3,116	$ 2,627	$ 2,962	$ 1,598
Contingency reserve	**2,364**	2,572	2,288	1,879	712
Qualified statutory capital	**$ 5,943**	$ 5,688	$ 4,915	$ 4,841	$ 2,310
Claims-paying resources[6]	**$ 12,328**	$ 12,839	$ 12,630	$ 13,051	$ 4,962

1. As a result of the application of a new financial guaranty insurance accounting standard effective January 1, 2009, net earned premiums and loss and loss adjustment expenses are not comparable between periods before and after that date. In 2012, 2011 and 2010, amounts include net earned premiums and loss and loss adjustment expenses on policies where the variable interest entities are consolidated under accounting principles generally accepted in the United States of America (GAAP).
2. Includes operating expenses, expenses related to the acquisition of Assured Guaranty Municipal Holdings Inc. and amortization of deferred acquisition costs.
3. 2011 and earlier comparative years have been restated to incorporate the impact of adopting the new accounting guidance on policy acquisition costs effective January 1, 2012.
4. Operating income, operating income per diluted share, operating shareholders' equity, operating shareholders' equity per share, adjusted book value, adjusted book value per share and present value of new business production (PVP) are financial measures that are not in accordance with GAAP, and we refer to them as non-GAAP financial measures. Please see Assured Guaranty's annual report on Form 10-K, around which this Annual Report is wrapped, for a definition of these non-GAAP financial measures and a reconciliation of these non-GAAP financial measures to the most comparable financial information prepared in accordance with GAAP.
5. Represents after-tax components of net income that are not included in operating income.
6. For 2012 and 2011, includes $435 million excess-of-loss reinsurance facility for the benefit of AGM and AGC, which became effective January 1, 2012 and replaced a $298 million non-recourse credit facility terminated by AGM on December 23, 2011.



Assured Guaranty Ltd.

2012 Form 10-K

Forward-Looking Statements *Forward-looking statements are being made in this Annual Report that reflect the current views of Assured Guaranty with respect to future events and financial performance. They are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from these statements. Assured Guaranty's forward-looking statements, including those about its ability to realize insurance loss recoveries or damages expected from originators, sellers, sponsors, underwriters or servicers of residential mortgage-backed securities transactions, whether through litigation, settlement negotiations, loan putbacks or otherwise; its financial strength ratings and rating agency capital; the demand for its insurance product in various markets; its ability to increase its insurance penetration; its ability to capitalize a new financial guaranty insurer subsidiary; its financial strength or flexibility and its position in the industry could be affected by a number of factors, including those identified in Assured Guaranty's filings with the Securities and Exchange Commission, which are available on its website. Do not place undue reliance on these forward-looking statements, which are made only as of March 18, 2013. Assured Guaranty does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission File Number 001-32141

ASSURED GUARANTY LTD.
(Exact name of Registrant as specified in its charter)

Bermuda	**98-0429991**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 Woodbourne Avenue
Hamilton HM 08 Bermuda
(441) 279-5700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)

None
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Shares, $0.01 per share	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Shares held by non-affiliates of the Registrant as of the close of business on June 30, 2012 was $2,425,375,248 (based upon the closing price of the Registrant's shares on the New York Stock Exchange on that date, which was $14.10). For purposes of this information, the outstanding Common Shares which were owned by all directors and executive officers of the Registrant were deemed to be the only shares of Common Stock held by affiliates.

As of February 22, 2013, 194,257,200 Common Shares, par value $0.01 per share, were outstanding (includes 88,549 unvested restricted shares).

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of Registrant's definitive proxy statement relating to its 2013 Annual General Meeting of Shareholders are incorporated by reference to Part III of this report.

Forward Looking Statements

This Form 10-K contains information that includes or is based upon forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements give the expectations or forecasts of future events of Assured Guaranty Ltd. ("AGL" and, together with its subsidiaries, "Assured Guaranty" or the "Company"). These statements can be identified by the fact that they do not relate strictly to historical or current facts and relate to future operating or financial performance.

Any or all of Assured Guaranty's forward looking statements herein are based on current expectations and the current economic environment and may turn out to be incorrect. Assured Guaranty's actual results may vary materially. Among factors that could cause actual results to differ materially are:

- rating agency action, including a ratings downgrade, a change in outlook, the placement of ratings on watch for downgrade, or a change in rating criteria, at any time, of Assured Guaranty or any of its subsidiaries and/or of transactions that Assured Guaranty's subsidiaries have insured;
- developments in the world's financial and capital markets that adversely affect the demand for the Company's insurance, issuers' payment rates, Assured Guaranty's loss experience, its exposure to refinancing risk in transactions (which could result in substantial liquidity claims on its guarantees), its access to capital, its unrealized (losses) gains on derivative financial instruments or its investment returns;
- changes in the world's credit markets, segments thereof or general economic conditions;
- the impact of rating agency action with respect to sovereign debt and the resulting effect on the value of securities in the Company's investment portfolio and collateral posted by and to the Company;
- more severe or frequent losses impacting the adequacy of Assured Guaranty's expected loss estimates;
- the impact of market volatility on the mark-to-market of Assured Guaranty's contracts written in credit default swap form;
- reduction in the amount of insurance opportunities available to Assured Guaranty;
- deterioration in the financial condition of Assured Guaranty's reinsurers, the amount and timing of reinsurance recoverables actually received and the risk that reinsurers may dispute amounts owed to Assured Guaranty under its reinsurance agreements;
- the failure of Assured Guaranty to realize insurance loss recoveries or damages expected from originators, sellers, sponsors, underwriters or servicers of residential mortgage-backed securities transactions through loan putbacks, settlement negotiations or litigation;
- the possibility that budget shortfalls or other factors will result in credit losses or impairments on obligations of state and local governments that the Company insures or reinsures;
- increased competition, including from new entrants into the financial guaranty industry;
- changes in applicable accounting policies or practices;
- changes in applicable laws or regulations, including insurance and tax laws;
- other governmental actions;
- difficulties with the execution of Assured Guaranty's business strategy;
- contract cancellations;
- loss of key personnel;
- adverse technological developments;
- the effects of mergers, acquisitions and divestitures;
- natural or man-made catastrophes;
- other risks and uncertainties that have not been identified at this time;
- management's response to these factors; and

- other risk factors identified in Assured Guaranty's filings with the U.S. Securities and Exchange Commission (the "SEC").

The foregoing review of important factors should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements that are included in this Form 10-K. The Company undertakes no obligation to update publicly or review any forward looking statement, whether as a result of new information, future developments or otherwise, except as required by law. Investors are advised, however, to consult any further disclosures the Company makes on related subjects in the Company's reports filed with the SEC.

If one or more of these or other risks or uncertainties materialize, or if the Company's underlying assumptions prove to be incorrect, actual results may vary materially from what the Company projected. Any forward looking statements in this Form 10-K reflect the Company's current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to its operations, results of operations, growth strategy and liquidity.

For these statements, the Company claims the protection of the safe harbor for forward looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Convention

Unless otherwise noted, ratings disclosed herein on Assured Guaranty's insured portfolio reflect its internal rating. Although Assured Guaranty's rating scale is similar to that used by the nationally recognized statistical rating organizations, the ratings may not be the same as ratings assigned by any such rating agency. For example the super senior category, which is not generally used by rating agencies, is used by Assured Guaranty in instances where its AAA-rated exposure has additional credit enhancement due to either (1) the existence of another security rated AAA that is subordinated to Assured Guaranty's exposure or (2) Assured Guaranty's exposure benefiting from a different form of credit enhancement that would pay any claims first in the event that any of the exposures incurs a loss, and such credit enhancement, in management's opinion, causes Assured Guaranty's attachment point to be materially above the AAA attachment point.

ASSURED GUARANTY LTD.

INDEX TO FORM 10-K

PART I

ITEM 1. BUSINESS

Overview

Assured Guaranty Ltd. ("AGL" and, together with its subsidiaries, "Assured Guaranty" or the "Company") is a Bermuda-based holding company incorporated in 2003 that provides, through its subsidiaries, credit protection products to the United States ("U.S.") and international public finance, infrastructure and structured finance markets. The Company applies its credit underwriting judgment, risk management skills and capital markets experience to offer insurance that protects holders of debt instruments and other monetary obligations from defaults in scheduled payments, including scheduled interest and principal payments. The securities insured by the Company include taxable and tax-exempt obligations issued by U.S. state or municipal governmental authorities, utility districts or facilities; notes or bonds issued to finance international infrastructure projects; and asset-backed securities issued by special purpose entities. The Company markets its credit protection products directly to issuers and underwriters of public finance, infrastructure and structured finance securities as well as to investors in such debt obligations. The Company guarantees debt obligations issued in many countries, although its principal focus is on the U.S., as well as Europe and Australia.

On July 1, 2009, the Company acquired Financial Security Assurance Holdings Ltd. (renamed Assured Guaranty Municipal Holdings Inc., "AGMH"), and AGMH's subsidiaries, from Dexia Holdings, Inc. ("Dexia Holdings"). AGMH's principal insurance subsidiary is Financial Security Assurance Inc. (renamed Assured Guaranty Municipal Corp., "AGM"). The acquisition, which the Company refers to as the AGMH Acquisition, did not include the acquisition of AGMH's former financial products business, which was comprised of its guaranteed investment contracts business, its medium term notes business and the equity payment agreements associated with AGMH's leveraged lease business (collectively, the "Financial Products Business"). The AGMH subsidiaries that conducted AGMH's former Financial Products Business were sold to Dexia Holdings prior to completion of the AGMH Acquisition and the Company entered into various agreements with Dexia SA (the parent of Dexia Holdings) and certain of its present and former subsidiaries (collectively, "Dexia"), in order to transfer to such Dexia entities the credit and liquidity risks associated with AGMH's former Financial Products Business. The agreements are described in additional detail in "Item 1A, Risk Factors—Risks Related to the AGMH Acquisition—The Company has exposure to credit and liquidity risks from Dexia."

The Company conducts its financial guaranty business on a direct basis from two companies: AGM and Assured Guaranty Corp. ("AGC"). AGM writes insurance exclusively on U.S. public finance and global infrastructure risks. AGC underwrites global structured finance obligations as well as U.S. public finance and global infrastructure obligations. Neither company currently underwrites new U.S. residential mortgage backed securities transactions. The following is a description of AGL's three principal operating subsidiaries.

Assured Guaranty Municipal Corp.

- AGM, an insurance company located and domiciled in New York, was organized in 1984 and commenced operations in 1985. Since mid-2008, it only provides insurance that protects against principal and interest payment defaults on debt obligations in the U.S. public finance and global infrastructure market. Previously, AGM also offered insurance and reinsurance in the global structured finance market.

- AGM owns 100% of Assured Guaranty Municipal Insurance Company (formerly FSA Insurance Company), which primarily provides reinsurance to AGM. It was domiciled in Oklahoma and has re-domesticated to New York. AGM and Assured Guaranty Municipal Insurance Company together own Assured Guaranty (Bermuda) Ltd. (formerly Financial Security Assurance International Ltd.), a Bermuda insurance company that also provides reinsurance to AGM and previously provided insurance for transactions outside the U.S. and European markets.

- Assured Guaranty Municipal Insurance Company in turn owns 100% of Assured Guaranty (Europe) Ltd. (formerly Financial Security Assurance (U.K.) Limited, "AGE"), a United Kingdom ("U.K.") incorporated company licensed as a U.K. insurance company and authorized to operate in various countries throughout the European Economic Area ("EEA"). AGE provides financial guaranty insurance in both the international public finance and structured finance markets and is the primary entity from which the Company writes business in the EEA.

Assured Guaranty Corp.

- AGC, an insurance company located in New York and domiciled in Maryland, was organized in 1985 and commenced operations in January 1988. It provides insurance that protects against principal and interest payment defaults on debt obligations in the U.S. public finance and the global infrastructure and structured finance markets. AGC owns 100% of Assured Guaranty (U.K.) Ltd. ("AGUK"), a company incorporated in the U.K. as a U.K. insurance company. The Company elected to place AGUK into run-off and the U.K. Financial Services Authority has approved its run-off plan.

Assured Guaranty Re Ltd.

- Assured Guaranty Re Ltd. ("AG Re") is incorporated under the laws of Bermuda and is licensed as a Class 3B insurer under the Insurance Act 1978 and related regulations of Bermuda. AG Re owns Assured Guaranty Overseas U.S. Holdings Inc., a Delaware corporation, which owns the entire share capital of Assured Guaranty Re Overseas Ltd. ("AGRO"), which is a Bermuda Class 3A and Class C insurer. AG Re and AGRO underwrite financial guaranty reinsurance and AGRO previously also underwrote residential mortgage reinsurance. AG Re and AGRO write business as reinsurers of third-party primary insurers and as reinsurers/retrocessionaires of certain affiliated companies. AGRO, in turn, owns Assured Guaranty Mortgage Insurance Company, a New York corporation that is authorized to provide mortgage guaranty insurance.

On May 31, 2012, the Company acquired Municipal and Infrastructure Assurance Corporation, which it has renamed Municipal Assurance Corporation ("MAC"), from Radian Asset Assurance Inc. ("Radian"). In January 2013, the Company announced its intention to launch MAC as a new financial guaranty insurer that provides insurance only on debt obligations in the U.S. public finance markets, in order to increase the Company's insurance penetration in such market.

The Company's insurance subsidiaries are chosen by obligors or investors to provide financial guaranty insurance on debt obligations for the Company's unconditional and irrevocable guaranty that protects against non-payment of scheduled principal and interest payments when due, and also because the debt or short-term credit ratings that such debt obligations would carry in the absence of the Company's credit enhancement would be lower than the financial strength ratings of the Company's insurance subsidiary that insures those obligations. When the debt obligations have the benefit of the Company's financial guaranty insurance, the rating agencies generally raise the debt or short-term credit ratings of such obligations to the same rating as the financial strength rating of the Assured Guaranty subsidiary that has guaranteed that obligation. Accordingly, investors in products insured by AGM, AGC or AGE frequently rely on rating agency ratings and a failure of AGM, AGC or AGE to maintain strong financial strength ratings or uncertainty over such ratings would have a negative impact on the demand for their insurance product.

Since 2008, the Company has been the most active provider of financial guaranty credit protection products. The Company's position in the market has been strengthened by its acquisition of AGMH in 2009, its ability to achieve and maintain investment-grade financial strength ratings, its strong claims-paying resources as compared to that of many of its former competitors, which have faced significant financial distress since 2007 and have been unable to underwrite new business, and its ability to achieve recoveries in respect of the claims that it has paid on insured residential mortgage-backed securities. However, since 2008, the Company has continued to face challenges in maintaining its market penetration. The challenges in 2012 were primarily due to:

- *The sustained low interest rate environment in the U.S.* Interest rates have been historically low in the U.S. and are expected to remain so for the near future. In 2012, the average yield on the Thomson Reuters Municipal Market Data (MMD) scale for AAA-rated bonds maturing in 30 years was 3.04%, versus 4.23% in 2011. At the same time, the difference in yield between the MMD scale for A-rated General Obligation bonds maturing in 30 years versus the AAA benchmark narrowed to 74.5 basis points in 2012, versus 87.1 basis points in 2011. As a result, the difference in yield (or the credit spread) between a bond insured by Assured Guaranty and an uninsured bond has not been substantial, and the Company has seen a lower demand for its financial guaranty insurance from issuers than it has in the past.

- *Continued uncertainty over the Company's financial strength ratings.* The Company's financial strength ratings have been subject to substantial uncertainty in recent years due to periodic rating agency reviews for possible downgrade and actual downgrades. In January 2011, Standard & Poor's Ratings Services ("S&P") requested comments on proposed changes to its bond insurance ratings criteria, noting that it could lower its financial strength ratings on existing investment-grade bond insurers by one or more rating categories if the proposed criteria were adopted. The resulting uncertainty over the Company's financial strength ratings was not resolved until November 30, 2011, when S&P downgraded the counterparty credit and financial strength ratings of AGM and AGC from AA+ to AA- (Stable Outlook). In March 2012, Moody's Investors Service, Inc. ("Moody's") placed the ratings of AGL and its subsidiaries, including the insurance financial strength ratings of AGL's insurance subsidiaries, on review for possible downgrade. Among the considerations cited by Moody's in its decision to review the ratings of AGM and AGC were (i) the constrained business opportunities reflecting lower origination volume and reduced demand for financial guaranty insurance across sectors, (ii) the continued economic stress in the U.S. and in Europe, resulting in an elevated portion of Assured Guaranty's portfolio in risks assessed as below investment grade, and (iii) the pressure on new business margins due to low interest rates and tight credit spreads. Moody's did not complete its review until January 17, 2013, when it downgraded the financial strength ratings of AGM and AGC from Aa3 to A2 and A3, respectively, and that of AG Re from A1 to Baa1. The uncertainty over the Company's financial strength ratings during the long review period had a negative effect on the demand for the Company's financial guaranties.

In addition, the Company's business continues to be affected by the rating agencies' past upgrades of their ratings of municipal bonds and/or recalibration of their rating scales applied to U.S. public finance issuances and issuers. These actions, combined with the downgrades of the Company's financial strength ratings, have decreased the percentage of the market that had underlying investment grade ratings lower than the Company's financial strength ratings and resulted in fewer opportunities for the Company to provide its financial guaranty insurance. Furthermore, the Company's business continues to be affected by continuing uncertainty over the value of financial guaranty insurance sold by other companies. The losses suffered by other insurers that had previously been active in the financial guaranty industry resulted in those companies being downgraded to below investment grade levels by the rating agencies and/or subject to intervention by their state insurance regulators. In a number of cases, the state insurance regulators prevented the distressed financial guaranty insurers from paying claims or paying such claims in full; in addition, such financial guaranty insurers were perceived not to be actively conducting surveillance on transactions or exercising rights and remedies to mitigate losses.

The Company believes that issuers and investors in securities will continue to purchase financial guaranty insurance, especially if interest rates rise and credit spreads widen. U.S. municipalities have budgetary requirements that are best met through financings in the fixed income capital markets. In particular, smaller municipal issuers may need guaranties in order to access the capital markets with new debt offerings at a lower all-in interest rate than on an unguaranteed basis. In addition, the Company expects long-term debt financings for infrastructure projects will grow throughout the world, as will the financing needs associated with privatization initiatives or refinancing of infrastructures in developed countries.

The Company's Financial Guaranty Portfolio

The Company primarily conducts its business through subsidiaries located in the U.S., Europe and Bermuda. The Company generally insures obligations issued in the U.S., although it has also guaranteed securities issued in Europe, Australia, South America and other international markets.

Financial guaranty insurance generally provides an unconditional and irrevocable guaranty that protects the holder of a debt instrument or other monetary obligation against non-payment of scheduled principal and interest payments when due. Upon an obligor's default on scheduled principal or interest payments due on the debt obligation, the Company is generally required under the financial guaranty contract to pay the investor the principal or interest shortfall due.

Financial guaranty insurance may be issued to all of the investors of the guaranteed series or tranche of a municipal bond or structured finance security at the time of issuance of those obligations or it may be issued in the secondary market to only specific individual holders of such obligations who purchase the Company's credit protection.

Both issuers of and investors in financial instruments may benefit from financial guaranty insurance. Issuers benefit when they purchase financial guaranty insurance for their new issue debt transaction because the insurance may have the effect of lowering an issuer's interest cost over the life of the debt transaction to the extent that the insurance premium charged by the Company is less than the net present value of the difference between the yield on the obligation insured by Assured Guaranty (which carries the credit rating of the specific subsidiary that guarantees the debt obligation) and the yield on the debt obligation if sold on the basis of its uninsured credit rating. The principal benefit to investors is that the Company's guaranty provides certainty that scheduled payments will be received when due. The guaranty may also improve the marketability of obligations issued by infrequent or unknown issuers, as well as obligations with complex structures or backed by asset classes new to the market. This benefit, which we call a "liquidity benefit," results from the increase in secondary market trading values for Assured Guaranty-insured obligations as compared to uninsured obligations by the same issuer. In general, the liquidity benefit of financial guaranties is that investors are able to sell insured bonds more quickly and, depending on the financial strength rating of the insurer, at a higher secondary market price than for uninsured debt obligations.

As an alternative to traditional financial guaranty insurance, prior to April 2009, the Company also has provided credit protection relating to a particular security or obligor through a credit derivative contract, such as a credit default swap ("CDS"). Under the terms of a CDS, the seller of credit protection agrees to make a specified payment to the buyer of credit protection if one or more specified credit events occurs with respect to a reference obligation or entity. In general, the credit events specified in the Company's CDSs are for interest and principal defaults on the reference obligation. One difference between CDSs and traditional primary financial guaranty insurance is that credit default protection is typically provided to a particular buyer rather than to all holders of the reference obligation. As a result, the Company's rights and remedies under a CDS may be different and more limited than on a financial guaranty of an entire issuance. Credit derivatives may be preferred by some investors, however, because they generally offer the investor ease of execution and standardized terms as well as more favorable accounting or capital treatment. The Company has not provided credit protection through a CDS since March 2009, other than in connection with loss mitigation and other remediation efforts relating to its existing book of business, and does not expect to write new credit default swaps.

The Company also offers credit protection through reinsurance, and in the past has provided reinsurance to other financial guaranty insurers with respect to their guaranty of public finance, infrastructure and structured finance obligations. The Company believes that the opportunities currently available to it in the reinsurance market consist primarily of offering credit protection through a reinsurance execution and also potentially assuming portfolios of transactions from inactive primary insurers and recapturing portfolios that it has previously ceded to third party reinsurers.

Financial Guaranty Portfolio

The Company's financial guaranty direct and assumed businesses provide credit enhancement, on public finance/infrastructure and structured finance obligations.

- ***Public Finance and Infrastructure*** Public finance obligations in the U.S. consist primarily of debt obligations issued by or on behalf of states or their political subdivisions (counties, cities, towns and villages, utility districts, public universities and hospitals, public housing and transportation authorities), other public and quasi public entities, private universities and hospitals, and investor owned utilities. These obligations generally are supported by the taxing authority of the issuer, the issuer's or underlying obligor's ability to collect fees or assessments for certain projects or public services or revenues from operations. This market also includes project finance obligations, as well as other structured obligations supporting infrastructure and other public works projects. Non-U.S. public finance obligations includes regulated utility obligations and obligations of local, municipal, regional or national governmental authorities located outside of the United States; they are described in greater detail under "Non-U.S. Public Finance Obligations" below. Infrastructure obligations in the U.S. and internationally consist primarily of debt obligations issued by a project or entity where the debt service is supported by the cash flows from the underlying project. Infrastructure transactions may also benefit from payments from a governmental or municipal tax authority or revenue source, although the principal payment source for an infrastructure transaction is generally from the cash flows of the underlying project itself.

- ***Structured Finance*** Structured finance obligations in both the U.S. and international markets are generally backed by pools of assets, such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value, that are generally held by a non-recourse special purpose issuing entity. Structured finance obligations can be "funded" or "synthetic." Funded structured finance obligations generally have the benefit of one or more forms of credit enhancement, such as over-collateralization and/or excess cash flow, to cover payment default risks associated with the related assets. Synthetic structured finance obligations generally take the form of credit derivatives or credit linked notes that reference a pool of securities or loans, with a defined deductible or over-collateralization to cover credit risks associated with the referenced securities or loans.

U.S. Public Finance Obligations The Company insures and reinsures a number of different types of U.S. public finance obligations, including the following:

General Obligation Bonds are full faith and credit bonds that are issued by states, their political subdivisions and other municipal issuers, and are supported by the general obligation of the issuer to pay from available funds and by a pledge of the issuer to levy ad valorem taxes in an amount sufficient to provide for the full payment of the bonds.

Tax-Backed Bonds are obligations that are supported by the issuer from specific and discrete sources of taxation. They include tax-backed revenue bonds, general fund obligations and lease revenue bonds. Tax-backed obligations may be secured by a lien on specific pledged tax revenues, such as a gasoline or excise tax, or incrementally from growth in property tax revenue associated with growth in property values. These obligations also include obligations secured by special assessments levied against property owners and often benefit from issuer covenants to enforce collections of such assessments and to foreclose on delinquent properties. Lease revenue bonds typically are general fund obligations of a municipality or other governmental authority that are subject to annual appropriation or abatement; projects financed and subject to such lease payments ordinarily include real estate or equipment serving an essential public purpose. Bonds in this category also include moral obligations of municipalities or governmental authorities.

Municipal Utility Bonds are obligations of all forms of municipal utilities, including electric, water and sewer utilities and resource recovery revenue bonds. These utilities may be organized in various forms, including municipal enterprise systems, authorities or joint action agencies.

Transportation Bonds include a wide variety of revenue-supported bonds, such as bonds for airports, ports, tunnels, municipal parking facilities, toll roads and toll bridges.

Healthcare Bonds are obligations of healthcare facilities, including community based hospitals and systems, as well as of health maintenance organizations and long-term care facilities.

Higher Education Bonds are obligations secured by revenue collected by either public or private secondary schools, colleges and universities. Such revenue can encompass all of an institution's revenue, including tuition and fees, or in other cases, can be specifically restricted to certain auxiliary sources of revenue.

Housing Revenue Bonds are obligations relating to both single and multi-family housing, issued by states and localities, supported by cash flow and, in some cases, insurance from entities such as the Federal Housing Administration.

Infrastructure Bonds include obligations issued by a variety of entities engaged in the financing of infrastructure projects, such as roads, airports, ports, social infrastructure and other physical assets delivering essential services supported by long-term concession arrangements with a public sector entity.

Investor-Owned Utility Bonds are obligations primarily backed by investor-owned utilities, first mortgage bond obligations of for-profit electric or water utilities providing retail, industrial and commercial service, and also include sale-leaseback obligation bonds supported by such entities.

Other Public Finance Bonds include other debt issued, guaranteed or otherwise supported by U.S. national or local governmental authorities, as well as student loans, revenue bonds, and obligations of some not-for-profit organizations.

A portion of the Company's exposure to tax-backed bonds, municipal utility bonds and transportation bonds constitute "special revenue" bonds under the U.S. Bankruptcy Code. Even if an obligor under a special revenue bond were to seek protection from creditors under Chapter 9 of the Bankruptcy Code, holders of the special revenue bond should continue to receive timely payments of principal and interest during the bankruptcy proceeding, subject to the special revenues being sufficient to pay debt service and the lien on the special revenues being subordinate to the necessary operating expenses of the project or system from which the revenues are derived. While "special revenues" acquired by the obligor after bankruptcy remain subject to the pre-petition pledge, special revenue bonds may be adjusted if their claim is determined to be "undersecured."

Non-U.S. Public Finance Obligations The Company insures and reinsures a number of different types of non-U.S. public finance obligations, which consist of both infrastructure projects and other projects essential for municipal function such as regulated utilities. Credit support for the exposures written by the Company may come from a variety of sources, including some combination of subordinated tranches, excess spread, over-collateralization or cash reserves. Additional support also may be provided by transaction provisions intended to benefit noteholders or credit enhancers. The types of non-U.S. public finance securities the Company insures and reinsures include the following:

Infrastructure Finance Obligations are obligations issued by a variety of entities engaged in the financing of international infrastructure projects, such as roads, airports, ports, social infrastructure, and other physical assets delivering essential services supported either by long-term concession arrangements with a public sector entity or a regulatory regime. The majority of the Company's international infrastructure business is conducted in the U.K.

Regulated Utilities Obligations are issued by government-regulated providers of essential services and commodities, including electric, water and gas utilities. The majority of the Company's international regulated utility business is conducted in the U.K.

Pooled Infrastructure Obligations are synthetic asset-backed obligations that take the form of CDS obligations or credit-linked notes that reference either infrastructure finance obligations or a pool of such obligations, with a defined deductible to cover credit risks associated with the referenced obligations.

Other Public Finance Obligations include obligations of local, municipal, regional or national governmental authorities or agencies.

U.S. and Non-U.S. Structured Finance Obligations The Company insures and reinsures a number of different types of U.S. and non-U.S. structured finance obligations. Credit support for the exposures written by the Company may come from a variety of sources, including some combination of subordinated tranches, excess spread, over-collateralization or cash reserves. Additional support also may be provided by transaction provisions intended to benefit noteholders or credit enhancers. The types of U.S. and Non-U.S. Structured Finance obligations the Company insures and reinsures include the following:

Pooled Corporate Obligations are securities primarily backed by various types of corporate debt obligations, such as secured or unsecured bonds, bank loans or loan participations and trust preferred securities ("TruPS"). These securities are often issued in "tranches," with subordinated tranches providing credit support to the more senior tranches. The Company's financial guaranty exposures generally are to the more senior tranches of these issues.

Residential Mortgage-Backed Securities ("RMBS") and Home Equity Securities are obligations backed by closed-end first mortgage loans and closed- and open-end second mortgage loans or home equity loans on one-to-four family residential properties, including condominiums and cooperative apartments. First mortgage loan products in these transactions include fixed rate, adjustable rate and option adjustable-rate mortgages. The credit quality of borrowers covers a broad range, including "prime", "subprime" and "Alt-A". A prime borrower is generally defined as one with strong risk characteristics as measured by factors such as payment history, credit score, and debt-to-income ratio. A subprime borrower is a borrower with higher risk characteristics, usually as determined by credit score and/or credit history. An Alt-A borrower is generally defined as a prime quality borrower that lacks certain ancillary characteristics, such as fully documented income. The Company has not insured a RMBS transaction since January 2008 and does not anticipate doing so again.

Financial Products is the guaranteed investment contracts ("GICs") portion of the former Financial Products Business of AGMH. AGM has issued financial guaranty insurance policies on the GICs and in respect of the GIC business that cannot be revoked or cancelled. Assured Guaranty is indemnified against loss from the former Financial Products Business by Dexia. The Financial Products Business is currently being run off and, as of December 31, 2012, the accreted value of the liabilities of the GIC issuers was $3.6 billion, compared to $4.7 billion as of December 31, 2011. As of December 31, 2012, with respect to the FSAM assets, the aggregate accreted principal balance was approximately $5.4 billion, the aggregate market value was approximately $5.3 billion and the aggregate market value after agreed reductions was approximately $4.1 billion. Cash and net derivative value constituted another $0.2 billion of assets. Accordingly, as of December 31, 2012, the aggregate fair value (after agreed reductions) of the assets supporting the GIC business exceeded the aggregate principal amount of all outstanding GICs and certain other business and hedging costs of the GIC business.

Structured Credit Securities include program-wide credit enhancement for commercial paper conduits in the U.S., and securities issued in whole business securitizations and intellectual property securitizations. Program-wide credit enhancement generally involves insuring against the default of asset-backed securities in a bank-sponsored commercial paper conduit. Securities issued in whole business and intellectual property securitizations are backed by revenue-producing assets sold to a limited-purpose company by an operating company, including franchise agreements, lease agreements, intellectual property and real property.

Consumer Receivables Securities are obligations backed by non-mortgage consumer receivables, such as automobile loans and leases, credit card receivables and other consumer receivables.

Commercial Mortgage-Backed Securities ("CMBS") are obligations backed by pools of commercial mortgages on office, multi-family, retail, hotel, industrial and other specialized or mixed-use properties.

Commercial Receivables Securities are obligations backed by equipment loans or leases, fleet auto financings, business loans and trade receivables. Credit support is derived from the cash flows generated by the underlying obligations, as well as property or equipment values as applicable.

Insurance Securitization Obligations are obligations secured by the future earnings from pools of various types of insurance/reinsurance policies and income produced by invested assets.

Other Structured Finance Obligations are obligations backed by assets not generally described in any of the other described categories. One such type of asset is a tax benefit to be realized by an investor in one of the Federal or state programs that permit such investor to receive a credit against taxes (such as Federal corporate income tax or state insurance premium tax) for making qualified investments in specified enterprises, typically located in designated low-income areas.

Credit Policy and Underwriting Procedure

Credit Policy

The Company establishes exposure limits and underwriting criteria for sectors, countries, single risks and, in the case of structured finance obligations, servicers. Single risk limits are established in relation to the Company's capital base and are based on the Company's assessment of potential frequency and severity of loss as well as other factors, such as historical and stressed collateral performance. Sector limits are based on the Company's assessment of intra-sector correlation, as well as other factors. Country limits are based on long term foreign currency ratings, history of political stability, size and stability of the economy and other factors.

Critical risk factors that the Company would analyze for proposed public finance exposures include, for example, the credit quality of the issuer, the type of issue, the repayment source, the security pledged, the presence of restrictive covenants and the issue's maturity date. The Company has also been focusing on the ability of obligors to file for bankruptcy or receivership under applicable statutes (and on related statutes that provide for state oversight or fiscal control over financially troubled obligors); the amount of liquidity available to the obligors for debt payment, including the obligors' exposure to derivative contracts and to debt subject to acceleration; and to the ability of the obligors to increase revenue. Underwriting considerations include (1) the classification of the transaction, reflecting economic and social factors affecting that bond type, including the importance of the proposed project to the community, (2) the financial management of the project and of the issuer, (3) the potential refinancing risk, and (4) various legal and administrative factors. In cases where the primary source of repayment is the taxing or rate setting authority of a public entity, such as general obligation bonds, transportation bonds and municipal utility bonds, emphasis is placed on the overall financial strength of the issuer, the economic and demographic characteristics of the taxpayer or ratepayer and the strength of the legal obligation to repay the debt. In cases of not-for-profit institutions, such as healthcare issuers and private higher education issuers, emphasis is placed on the financial stability of the institution, its competitive position and its management experience.

Structured finance obligations generally present three distinct forms of risk: (1) asset risk, pertaining to the amount and quality of assets underlying an issue; (2) structural risk, pertaining to the extent to which an issue's legal structure provides protection from loss; and (3) execution risk, which is the risk that poor performance by a servicer contributes to a decline in the cash flow available to the transaction. Each risk is addressed in turn through the Company's underwriting process. Generally, the amount and quality of asset coverage required with respect to a structured finance exposure is dependent upon the historic performance of the subject asset class, or those assets actually underlying the risk proposed to be insured or assumed through reinsurance. Future performance expectations are developed from this history, taking into account economic, social and political factors affecting that asset class as well as, to the extent feasible, the subject assets themselves. Conclusions are then drawn about the amount of over-collateralization or other credit enhancement necessary in a particular transaction in order to protect investors (and therefore the insurer or reinsurer) against poor asset performance. In addition, structured securities usually are designed to protect investors (and therefore the guarantor) from the bankruptcy or insolvency of the entity which originated the underlying assets, as well as the bankruptcy or insolvency of the servicer of those assets.

For international transactions, an analysis of the country or countries in which the risk resides is performed. Such analysis includes an assessment of the political risk as well as the economic and demographic characteristics of the country or countries. For each transaction, the Company performs an assessment of the legal jurisdiction governing the transaction and the laws affecting the underlying assets supporting the obligations.

Underwriting Procedure

Each transaction underwritten by the Company involves persons with different expertise across various departments within the Company. The Company's transaction underwriting teams include both underwriting and legal personnel, who analyze the structure of a potential transaction and the credit and legal issues pertinent to the particular line of business or asset class, and accounting and finance personnel, who review the more complex transactions for compliance with applicable accounting standards and investment guidelines.

In the public finance portion of the Company's financial guaranty direct business, underwriters generally analyze the issuer's historical financial statements and, where warranted, develop stress case projections to test the issuers' ability to make timely debt service payments under stressful economic conditions. In the structured finance portion of the Company's financial guaranty direct business, underwriters generally use computer-based financial models in order to evaluate the ability of the transaction to generate adequate cash flow to service the debt under a variety of scenarios. The models include economically-stressed scenarios that the underwriters use for their assessment of the potential credit risk inherent in a particular transaction. For financial guaranty reinsurance transactions, stress model results may be provided by the primary insurer. Stress models may also be developed internally by the Company's underwriters and reflect both empirical research as well as information gathered from third parties, such as rating agencies, investment banks or servicers. The Company may also perform a due diligence review when the underwriters believe that such a review is necessary to assess properly a particular transaction. A due diligence review may include, among other things, a site visit to the project or facility, meetings with issuer management, review of underwriting and operational procedures, file reviews, and review of financial procedures and computer systems. The Company may also engage advisors such as consultants and external counsel to assist in analyzing a transaction's financial or legal risks.

Upon completion of the underwriting analysis, the underwriter prepares a formal credit report that is submitted to a credit committee for review. An oral presentation is usually made to the committee, followed by questions from committee members and discussion among the committee members and the underwriters. In some cases, additional information may be presented at the meeting or required to be submitted prior to approval. Signatures of committee members are received and any further requirements, such as specific terms or evidence of due diligence, are noted. The Company currently has four credit committees composed of senior officers of the Company. The committees are organized by asset class, such as for public finance or structured finance, or along regulatory lines, to assess the various potential exposures.

Risk Management Procedures

Organizational Structure

The Company's policies and procedures relating to risk assessment and risk management are overseen by its Board of Directors. The Board takes an enterprise-wide approach to risk management that is designed to support the Company's business plans at a reasonable level of risk. A fundamental part of risk assessment and risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The Board of Directors annually approves the Company's business plan, factoring risk management into account. The involvement of the Board in setting the Company's business strategy is a key part of its assessment of management's risk tolerance and also a determination of what constitutes an appropriate level of risk for the Company.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk assessment and risk management. The Risk Oversight Committee of the Board of Directors oversees the standards, controls, limits, guidelines and policies that the Company establishes and implements in respect of credit underwriting and risk management. It focuses on management's assessment and management of both (i) credit risks and (ii) other risks, including, but not limited to, financial, legal and operational risks, and risks relating to the Company's reputation and ethical standards. In addition, the Audit Committee of the Board of Directors is responsible for, among other matters, reviewing policies and processes related to the evaluation of risk assessment and risk management, including the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures. It also reviews compliance with legal and regulatory requirements. Furthermore, the Compensation Committee of the Board of Directors reviews compensation-related risks to the Company.

The Company has established a number of management committees to develop underwriting and risk management guidelines, policies and procedures for the Company's insurance and reinsurance subsidiaries that are tailored to their respective businesses, providing multiple levels of credit review and analysis.

- Portfolio Risk Management Committee—This committee establishes company-wide credit policy for the Company's direct and assumed business. It implements specific underwriting procedures and limits for the Company and allocates underwriting capacity among the Company's subsidiaries. The Portfolio Risk Management Committee focuses on measuring and managing credit, market and liquidity risk for the overall company. All transactions in new asset classes or new jurisdictions must be approved by this committee.

- U.S. Management Committee—This committee establishes strategic policy and reviews the implementation of strategic initiatives and general business progress in the U.S. The U.S. Management Committee approves risk policy at the U.S. operating company level.

- Risk Management Committees—The U.S., AGE, AG UK and AG Re risk management committees conduct an in-depth review of the insured portfolios of the relevant subsidiaries, focusing on varying portions of the portfolio at each meeting. They assign internal ratings of the insured transactions and review sector reports, monthly product line surveillance reports and compliance reports.

- Workout Committee—This committee receives reports from Surveillance and Workout personnel on transactions that might benefit from active loss mitigation and develops and approves loss mitigation strategies for such transactions.

- Reserve Committees—Oversight of reserving risk is vested in the U.S. Reserve Committee, the AG Re Reserve Committee and the U.K. Reserve Committee. The committees review the reserve methodology and assumptions for each major asset class or significant below-investment grade ("BIG") transaction, as well as the loss projection scenarios used and the probability weights assigned to those scenarios. The U.S. Reserve Committee establishes reserves for AGC and AGM, taking into consideration the supporting information provided by Surveillance personnel.

The Company's surveillance personnel are responsible for monitoring and reporting on all transactions in the insured portfolio, including exposures in both the financial guaranty direct and assumed businesses. The primary objective of the surveillance process is to monitor trends and changes in transaction credit quality, detect any deterioration in credit quality, and recommend to management such remedial actions as may be necessary or appropriate. All transactions in the insured portfolio are assigned internal credit ratings, and surveillance personnel are responsible for recommending adjustments to those ratings to reflect changes in transaction credit quality.

The Company's workout personnel are responsible for managing workout and loss mitigation situations. They work together with the Company's surveillance personnel to develop and implement strategies on transactions that are experiencing loss or may be likely to experience loss. They develop strategies designed to enhance the ability of the Company to enforce its contractual rights and remedies (including its rights to require that sellers or originators repurchase loans from residential mortgage-backed securities transactions if the seller or originator has breached its representations and warranties regarding the loans) and mitigate its losses. The Company's workout personnel also engage in negotiation discussions with transaction participants and, when necessary, manage (along with legal personnel) the Company's litigation proceedings. They may also make open market purchases of securities that the Company has insured and work with servicers of residential mortgage-backed securities transactions to enhance their performance. At the onset of the financial crisis, the Company shifted personnel to loss mitigation and workout activities and hired new personnel to augment its efforts in this area.

Direct Business

The Company monitors the performance of each risk in its portfolio as well as tracks risk aggregations. The review cycle and scope vary based upon transaction type and credit quality. In general, the review process includes the collection and analysis of information from various sources, including trustee and servicer reports, financial statements and reports, general industry or sector news and analyses, and rating agency reports. For public finance risks, the surveillance process includes monitoring general economic trends, developments with respect to state and municipal finances, and the financial situation of the issuers. For structured finance transactions, the surveillance process can include monitoring transaction performance data and cash flows, compliance with transaction terms and conditions, and evaluation of servicer or collateral manager performance and financial condition. Additionally, the Company uses various quantitative tools and models to assess transaction performance and identify situations where there may have been a change in credit quality. For all transactions, surveillance activities may include discussions with or site visits to issuers, servicers or other parties to a transaction.

Assumed Business

For transactions that the Company had assumed in the past as to which it still has exposure, the ceding insurers are responsible for conducting ongoing surveillance of the exposures that have been ceded to the Company. The Company's surveillance personnel monitor the ceding insurer's surveillance activities on exposures ceded to the Company through a variety of means including, but not limited to, reviews of surveillance reports provided by the ceding insurers, and meetings and discussions with their analysts. The Company's surveillance personnel also monitor general news and information, industry trends and rating agency reports to help focus surveillance activities on sectors or credits of particular concern. For certain exposures, the Company also will undertake an independent analysis and remodeling of the transaction. In the event of credit deterioration of a particular exposure, more frequent reviews of the ceding company's risk mitigation activities are conducted. The Company's surveillance personnel also take steps to ensure that the ceding insurer is managing the risk pursuant to the terms of the applicable reinsurance agreement. To this end, the Company conducts periodic reviews of ceding companies' surveillance activities and capabilities. That process may include the review of the insurer's underwriting, surveillance and claim files for certain transactions.

Ceded Business

As part of its risk management strategy, the Company has sought in the past to obtain third party reinsurance or retrocessions and may also periodically enter into other arrangements to reduce its exposure to risk concentrations, such as for single risk limits, portfolio credit rating or exposure limits, geographic limits or other factors. At December 31, 2012, the Company had ceded approximately 6% of its principal amount outstanding to third party reinsurers.

The Company has obtained reinsurance to increase its underwriting capacity, both on an aggregate-risk and a single-risk basis, to meet internal, rating agency and regulatory risk limits, diversify risks, reduce the need for additional capital, and strengthen financial ratios. The Company receives capital credit for ceded reinsurance based on the reinsurer's ratings in the capital models used by the rating agencies to evaluate the Company's capital position for its financial strength ratings. In addition, a number of the Company's reinsurers are required to pledge collateral to secure their reinsurance obligations to the Company. In some cases, the pledged collateral augments the rating agency credit for the reinsurance provided. In recent years, most of the Company's reinsurers have been downgraded by one or more rating agency, and consequently, the financial strength ratings of many of the reinsurers are below those of the Company's insurance subsidiaries. While ceding commissions or premium allocation adjustments may compensate in part for such downgrades, the effect of such downgrades, in general, is to decrease the financial benefits of using reinsurance under rating agency capital adequacy models. However, to the extent a reinsurer still has the financial wherewithal to pay, the Company could still benefit from the reinsurance provided.

The Company's ceded reinsurance may be on a quota share, first-loss or excess-of-loss basis. Quota share reinsurance generally provides protection against a fixed specified percentage of all losses incurred by the Company. First-loss reinsurance generally provides protection against a fixed specified percentage of losses incurred up to a specified limit. Excess-of-loss reinsurance generally provides protection against a fixed percentage of losses incurred to the extent that losses incurred exceed a specified limit. Reinsurance arrangements typically require the Company to retain a minimum portion of the risks reinsured.

In past, the Company had both facultative (transaction-by-transaction) and treaty ceded reinsurance contracts with third party reinsurers, generally arranged on an annual basis for new business. The Company also employed "automatic facultative" reinsurance that permitted the Company to apply reinsurance with third party reinsurance to transactions it selected subject to certain limitations. The remainder of the Company's treaty reinsurance provided coverage for a portion, subject in certain cases to adjustment at the Company's election, of the exposure from all qualifying policies issued during the term of the treaty. The reinsurer's participation in a treaty was either cancellable annually upon 90 days' prior notice by either the Company or the reinsurer or had a one-year term. Treaties generally provide coverage for the full term of the policies reinsured during the annual treaty period, except that, upon a financial deterioration of the reinsurer or the occurrence of certain other events, the Company generally has the right to reassume all or a portion of the business reinsured. Reinsurance agreements may be subject to other termination conditions as required by applicable state law.

The Company's treaty and automatic facultative program covering new business with third party reinsurers ended in 2008, but such reinsurance continues to cover ceded business until the expiration of exposure, except that the Company has entered into commutation agreements reassuming portions of the ceded business from certain reinsurers. The Company continues to reinsure occasionally new business on a facultative basis.

On January 22, 2012, AGC and AGM entered into an aggregate excess of loss reinsurance facility, effective as of January 1, 2012. The facility covers losses occurring from January 1, 2013 through December 31, 2020. The contract terminates on January 1, 2014 unless AGC and AGM choose to extend it. The facility covers U.S. public finance credits insured or reinsured by AGC and AGM as of September 30, 2011, excluding credits that were rated non-investment grade as of December 31, 2011 by Moody's or S&P or internally by AGC or AGM and subject to certain per credit limits. The facility attaches when AGC's or AGM's net losses (net of AGC's and AGM other reinsurance, other than pooling reinsurance provided to AGM by AGM's subsidiaries and net of recoveries) exceed in the aggregate $2 billion. The facility covers a portion of the next $600 million of losses, with the reinsurers assuming pro rata in the aggregate $435 million of the $600 million of losses and AGC and AGM jointly retaining the remaining $165 million of losses. The reinsurers are required to be rated at least AA- (Stable Outlook) through December 31, 2014 or to post collateral sufficient to provide AGM and AGC with the same reinsurance credit as reinsurers rated AA-. AGM and AGC are obligated to pay the reinsurers their share of recoveries relating to losses during the coverage period in the covered portfolio. This obligation is secured by a pledge of the recoveries, which will be deposited into a trust for the benefit of the reinsurers.

Importance of Financial Strength Ratings

Low financial strength ratings or uncertainty over the Company's ability to maintain its financial strength ratings would have a negative impact on issuers' and investors' perceptions of the value of the Company's insurance product. Therefore, the Company manages its business with the goal of achieving high financial strength ratings, preferably the highest that an agency will assign. However, the models used by rating agencies differ, presenting conflicting goals that may make it inefficient or impractical to reach the highest rating level. The models are not fully transparent, contain subjective factors and change frequently.

Historically, insurance financial strength ratings reflect an insurer's ability to pay under its insurance policies and contracts in accordance with their terms. The rating is not specific to any particular policy or contract. Insurance financial strength ratings do not refer to an insurer's ability to meet non-insurance obligations and are not a recommendation to purchase any policy or contract issued by an insurer or to buy, hold, or sell any security insured by an insurer. The insurance financial strength ratings assigned by the rating agencies are based upon factors relevant to policyholders and are not directed toward the protection of investors in AGL's common shares. Ratings reflect only the views of the respective rating agencies and are subject to continuous review and revision or withdrawal at any time.

Following the financial crisis, the rating process has become increasingly challenging for the Company due to a number of factors, including:

- ***Instability of Rating Criteria and Methodologies.*** Rating agencies purport to issue ratings pursuant to published rating criteria and methodologies. In recent years, the rating agencies have made material changes to their rating criteria and methodologies applicable to financial guaranty insurers, sometimes through formal changes and other times through *ad hoc* adjustments to the conclusions reached by existing criteria. Furthermore, these criteria and methodology changes are typically implemented without any transition period, making it difficult for an insurer to comply quickly with new standards.

- ***Increasingly Severe Stress Case Loss Assumptions.*** A major component in arriving at a financial guaranty insurer's rating has been the rating agency's assessment of the insurer's capital adequacy, with each rating agency employing its own proprietary model. These capital adequacy models include "stress case" loss assumptions for various risks or risk categories. In reaction to the financial crises, the rating agencies have materially increased stress case loss assumptions across numerous risk categories. However, the stress case loss assumptions applied to financial guaranty insurers do not always appear consistent with, and can appear to be materially more severe than, the assumptions the rating agencies use when rating securities in those risk categories.

- ***More Reliance on Qualitative Rating Criteria.*** In prior years, the financial strength ratings of the Company's insurance company subsidiaries were largely consistent with the rating agency's assessment of the insurers' capital adequacy, such that a rating downgrade could generally be avoided by raising additional capital or otherwise improving capital adequacy under the rating agency's model. In recent years, however, both S&P and Moody's have applied other factors, some of which are subjective, such as the insurer's business strategy and franchise value or the anticipated future demand for its product, to justify ratings for the Company's insurance company subsidiaries significantly below the ratings implied by their own capital adequacy models. Currently, for example, S&P has concluded that AGM has "AAA" capital adequacy under the S&P model (but subject to a downward adjustment due to a new "large obligor test" and being at a perceived competitive disadvantage to a newly formed bond insurer) and Moody's has concluded that AGM has "Aa" capital adequacy under the Moody's model (offset by other factors including the rating agency's assessment of competitive profile, future profitability and market share).

Although the Company has been able to maintain strong financial strength ratings following the financial crisis, despite the difficult rating agency process, if a substantial downgrade of the financial strength ratings of the Company's insurance and reinsurance subsidiaries were to occur in the future, such downgrade would adversely affect its business and prospects and, consequently, its results of operations and financial condition. The Company believes that if the financial strength ratings of AGM and/or AGC were downgraded from their current levels, such downgrade could result in downward pressure on the premium it is able to charge for its insurance. Currently, AGM and AGC have financial strength ratings in the double-A category from S&P (AA- (Stable Outlook)) and in the single-A category from Moody's (A2 (Stable Outlook) and A3 (Stable Outlook), respectively. The Company believes that so long as AGM and/or AGC continues to have financial strength ratings in the double-A category from at least one rating agency, they are likely to be able to continue writing financial guaranty business with a credit quality similar to that historically written. However, if both the financial strength ratings of AGM and/or AGC were downgraded to the single-A level or below, it could be difficult for the Company to originate the current volume of new business with comparable credit characteristics. See "Item 1A. Risk Factors—Risks Related to the Company's Financial Strength and Financial Enhancement Ratings" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information about the Company's ratings.

Investments

Investment income from the Company's investment portfolio is one of the primary sources of cash flows supporting its operations and claim payments. For the years ended December 31, 2012, 2011 and 2010, the Company's net investment income was $404 million, $396 million and $361 million, respectively.

The Company's principal objectives in managing its investment portfolio are to preserve the highest possible ratings for each operating company; maintain sufficient liquidity to cover unexpected stress in the insurance portfolio; and maximize total after-tax net investment income. If the Company's calculations with respect to its policy liabilities are incorrect or other unanticipated payment obligations arise, or if the Company improperly structures its investments to meet these liabilities, it could have unexpected losses, including losses resulting from forced liquidation of investments before their maturity. The investment policies of the Company's insurance subsidiaries are subject to insurance law requirements, and may change depending upon regulatory, economic and market conditions and the existing or anticipated financial condition and operating requirements, including the tax position, of the Company's businesses.

The Company has a formal review process for all securities in the Company's investment portfolio, including a review for impairment losses. Factors considered when assessing impairment include:

- a decline in the market value of a security by 20% or more below amortized cost for a continuous period of at least six months;
- a decline in the market value of a security for a continuous period of 12 months;
- recent credit downgrades of the applicable security or the issuer by rating agencies;
- the financial condition of the applicable issuer;
- whether loss of investment principal is anticipated;
- the impact of foreign exchange rates;
- whether scheduled interest payments are past due; and
- whether the Company intends to sell the security prior to its recovery in fair value.

In addition, the Company holds in its investment portfolio obligations that either AGM or AGC has insured or that constitute a part of the same issuance as obligations that either AGM or AGC has insured. Some of the obligations were purchased primarily for investment purposes and others were purchased primarily as part of the Company's risk management strategy, to enable the Company to exercise rights available to holders of the obligations or to mitigate its losses. As of December 31, 2012, the Company held securities purchased for loss mitigation purposes with a par of $1,855 million in its investment accounts, as compared to $1,560 million as of December 31, 2011.

Furthermore, from time to time, the Company may purchase securities in their initial distribution or in the secondary market, either on an uninsured basis or where AGM or AGC is the insurer of such securities or of securities issued as part of the same issuance. The Company may hold the bonds for investment or it may sell them from time to time. During 2012, the Company had purchased $782 million principal amount outstanding of such securities and sold an amount of par equal to $728 million.

If the Company believes a decline in the value of a particular investment is temporary, the Company records the decline as an unrealized loss on the Company's consolidated balance sheets in "accumulated other comprehensive income" in shareholders' equity. If, however, the Company believes a decline in the value of a particular investment is other than temporary, the other-than-temporary-impairment ("OTTI") amount is recorded in earnings. See Note 11, Investments and Cash, of the Financial Statements and Supplementary Data for a discussion on OTTI.

The Company's assessment of a decline in value includes management's current assessment of the factors noted above. If that assessment changes in the future, the Company may ultimately record a loss after having originally concluded that the decline in value was temporary.

The Company's investment portfolio is managed by BlackRock Financial Management, Inc., Deutsche Investment Management Americas Inc., General Re-New England Asset Management, Inc. and Wellington Management Company, LLP. The performance of the Company's invested assets is subject to the performance of the investment managers in selecting and managing appropriate investments. The Company's portfolio is allocated approximately equally among the four investment managers. The Company's investment managers have discretionary authority over the Company's investment portfolio within the limits of the Company's investment guidelines approved by the Company's Board of Directors. The Company compensates each of these managers based upon a fixed percentage of the market value of the Company's portfolio. During the years ended December 31, 2012, 2011 and 2010, the Company recorded investment management fee expenses of $9 million, $8 million, and $8 million, respectively, related to these managers.

Competition

Assured Guaranty is the market leader in the financial guaranty industry. It faces its principal competition in the form of uninsured executions of transactions that would be candidates for insurance. Particularly when interest rates are low, as in 2012 and 2011, investors may be more willing to forgo the benefits of bond insurance in favor of incrementally greater yield, and issuers may consider the cost savings of insurance less worth pursuing.

Other financial guaranty companies that had been active prior to 2008 experienced significant financial distress during the financial crisis and currently no longer have financial strength ratings adequate to remain active in new business origination. Specifically, among the legacy competitors, neither Ambac Assurance Corporation ("Ambac") nor Financial Guaranty Insurance Company, the parent companies of which filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in 2010, are writing new business. MBIA Insurance Corporation, which transferred its U.S. public finance exposures to its affiliate National Public Finance Guarantee Corporation, is not writing new business. National Public Finance Guarantee Corporation, a company that insures only U.S. public finance obligations, currently appears not to have financial strength ratings adequate to issue new financial guaranty policies on public finance obligations. Neither Syncora Guarantee Inc. nor Radian is writing new business. CIFG Assurance North America, Inc. ("CIFG") has been restructured but is not writing new business; it ceded a significant portion of its U.S. public finance portfolio to AGC in January 2009.

With respect to new entrants into the financial guaranty industry, Berkshire Hathaway Assurance Corporation commenced business in 2008 and did not write new business in 2010, 2011 or 2012. It did issue policies in early 2013 in support of a financing for an affiliate. Municipal and Infrastructure Assurance Corporation ("MIAC"), another potential entrant into the financial guaranty industry, was unable to raise sufficient capital in 2010 in order to write business; Radian purchased MIAC in 2011 and sold MIAC to Assured Guaranty in 2012, which renamed the company MAC and announced its intention to launch MAC in 2013 as an insurer of U.S. municipal bonds. Build America Mutual Assurance Company ("BAM") commenced operations in 2012 as a U.S. municipal bond insurer and currently serves as the Company's only active competitor in the financial guaranty industry.

In the future, new entrants into the financial guaranty industry could reduce the Company's future new business prospects, including by furthering price competition or offering financial guaranty insurance on transactions with structural and security features that are more favorable to the issuers than those required by Assured Guaranty. In addition, the Federal Home Loan Bank has been authorized to participate to a limited extent in the municipal financial guaranty market.

Additionally, Assured Guaranty competes with other forms of credit enhancement, such as letters of credit or credit derivatives provided by foreign and domestic banks and other financial institutions, some of which are governmental enterprises, or direct guaranties of municipal, structured finance or other debt by federal or state governments or government-sponsored or affiliated agencies.

Alternative credit enhancement structures, and in particular federal government credit enhancement or other programs, can also affect the Company's new business prospects, particularly if they provide direct governmental-level guaranties, restrict the use of third-party financial guaranties or reduce the amount of transactions that might qualify for financial guaranties. There have been periodic proposals during the past several years for state-level support of financial guaranties through investment in non-profit bond insurers. In addition, state guaranty funds for municipal debt, such as the Texas Permanent School Fund, can also impact the demand for the Company's financial guaranty insurance.

In the asset-backed market, credit or structural enhancement embedded in transactions, such as through overcollateralization, first loss insurance, excess spread or other terms and conditions that provide investors with additional collateral or cash flow, also compete with the Company's financial guaranties.

Regulation

General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers. The Company is subject to regulation under applicable statutes in the U.S., the U.K. and Bermuda, as well as applicable statutes in Australia.

United States

AGL has three operating insurance subsidiaries domiciled in the U.S., which the Company refers to collectively as the "Assured Guaranty U.S. Subsidiaries."

- AGC is a Maryland domiciled insurance company licensed to write financial guaranty insurance and reinsurance (which is classified in some states as surety or another line of insurance) in 50 U.S. states, the District of Columbia and Puerto Rico. It is registered as a foreign company in Australia and currently operates through a representative office in Sydney. AGC currently intends for the representative office to conduct activities so that it does not have a permanent establishment in Australia.

- AGM is a New York domiciled insurance company licensed to write financial guaranty insurance and reinsurance in 50 U.S. states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands. It operates through a service company in Sydney. In 2011, AGM submitted an application to the Insurance Business Division of the Supervision Bureau of the Financial Services Agency to invalidate its insurance license in Japan and subsequently closed its branch in Tokyo.

- Assured Guaranty Municipal Insurance Company (formerly FSA Insurance Company) was redomesticated to New York from Oklahoma in 2010. It is licensed to write financial guaranty insurance and reinsurance in New York and Oklahoma, and in 19 other states in the U.S.

In addition, on May 31, 2012, the Company acquired Municipal Assurance Corporation, a New York domiciled insurance company licensed to write financial guaranty insurance and reinsurance in 37 U.S. states and the District of Columbia. The Company intends to launch MAC as a new financial guaranty insurer that provides insurance only on debt obligations in the U.S. public finance markets, in order to increase its insurance penetration in such market.

Furthermore, the Company owns Assured Guaranty Mortgage Insurance Company, a New York domiciled insurance company authorized solely to transact mortgage guaranty insurance and reinsurance that is licensed as a mortgage guaranty insurer in the State of New York and in the District of Columbia, and is an approved or accredited reinsurer in the States of California, Illinois and Wisconsin. In 2012, the last policy to which Assured Guaranty Mortgage Insurance Company had exposure expired. The Company does not intend to offer mortgage guaranty insurance or reinsurance in the future.

Insurance Holding Company Regulation

AGL and the Assured Guaranty U.S. Subsidiaries are subject to the insurance holding company laws of their jurisdiction of domicile, as well as other jurisdictions where these insurers are licensed to do insurance business. These laws generally require each of the Assured Guaranty U.S. Subsidiaries to register with its respective domestic state insurance department and annually to furnish financial and other information about the operations of companies within their holding company system. Generally, all transactions among companies in the holding company system to which any of the Assured Guaranty U.S. Subsidiaries is a party (including sales, loans, reinsurance agreements and service agreements) must be fair and, if material or of a specified category, such as reinsurance or service agreements, require prior notice and approval or non-disapproval by the insurance department where the applicable subsidiary is domiciled.

Change of Control

Before a person can acquire control of a U.S. domestic insurance company, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquirer's plans for the management of the applicant's board of directors and executive officers, the acquirer's plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving AGL that some or all of AGL's stockholders might consider to be desirable, including in particular unsolicited transactions.

State Insurance Regulation

State insurance authorities have broad regulatory powers with respect to various aspects of the business of U.S. insurance companies, including licensing these companies to transact business, accreditation of reinsurers, admittance of assets to statutory surplus, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, regulating investments and dividends and, in certain instances, approving policy forms and related materials and approving premium rates. State insurance laws and regulations require the Assured Guaranty U.S. Subsidiaries to file financial statements with insurance departments everywhere they are licensed, authorized or accredited to conduct insurance business, and their operations are subject to examination by those departments at any time. The Assured Guaranty U.S. Subsidiaries prepare statutory financial statements in accordance with Statutory Accounting Practices, or SAP, and procedures prescribed or permitted by these departments. State insurance departments also conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Market conduct examinations by regulators other than the domestic regulator are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the National Association of Insurance Commissioners.

The Maryland Insurance Administration, the regulatory authority of the domiciliary jurisdiction of AGC, conducts a periodic examination of insurance companies domiciled in Maryland every five years. The Maryland Insurance Administration last issued a Report on Financial Examination with respect to AGC in 2008 for the five year period ending December 31, 2006. The Maryland Insurance Administration commenced in March 2012 an examination of AGC for the five year period ending December 31, 2011, which is scheduled to be completed in 2013.

The New York Department of Financial Services (the "NY DFS"), the regulatory authority of the domiciliary jurisdiction of AGM, Assured Guaranty Mortgage Insurance Company, Assured Guaranty Municipal Insurance Company and MAC, conducts a periodic examination of insurance companies domiciled in New York, also at five-year intervals. During 2008, the NY DFS completed its review of each of AGM and Assured Guaranty Mortgage Insurance Company for the five-year period ended December 31, 2007. In 2012, the NY DFS commenced examinations of AGM, Assured Guaranty Municipal Insurance Company, Assured Guaranty Mortgage Insurance Company and MAC in order for its examinations of these companies to coincide with the Maryland Insurance Administration's examination of AGC. The examinations of AGM and Assured Guaranty Mortgage Insurance Company will be for the four-year period ending December 31, 2011. This will be the first examination of Assured Guaranty Municipal Insurance Company by the NY DFS since its re-domestication from Oklahoma to New York. The Oklahoma Insurance Department completed its last examination of Assured Guaranty Municipal Insurance Company in 2008 for the three years ending December 31, 2006. The examination of Assured Guaranty Municipal Insurance Company will be for the five-year period ending December 31, 2011. The examination of MAC will be for the period September 26, 2008 through June 30, 2012. These examinations are scheduled to be completed in 2013.

Adverse developments surrounding the Company's industry peers have led state insurance regulators and federal regulators to question the adequacy of the current regulatory scheme governing financial guaranty insurers. See "Item 1A. Risk Factors—Risks Related to GAAP and Applicable Law—Changes in or inability to comply with applicable law could adversely affect the Company's ability to do business."

State Dividend Limitations

Maryland. One of the primary sources of cash for the payment of debt service and dividends by the Company is the receipt of dividends from AGC. If a dividend or distribution is an "extraordinary dividend," it must be reported to, and approved by, the Insurance Commissioner prior to payment. An "extraordinary dividend" is defined to be any dividend or distribution to stockholders, such as Assured Guaranty US Holdings Inc. ("AGUS"), the parent holding company of AGC, which, together with dividends paid during the preceding twelve months, exceeds the lesser of 10% of AGC's policyholders' surplus at the preceding December 31 or 100% of AGC's adjusted net investment income during that period. Further, an insurer may not pay any dividend or make any distribution to its shareholders unless the insurer notifies the Insurance Commissioner of the proposed payment within five business days following declaration and at least ten days before payment. The Insurance Commissioner may declare that such dividend not be paid if the Commissioner finds that the insurer's policyholders' surplus would be inadequate after payment of the dividend or could lead the insurer to a hazardous financial condition. AGC declared and paid dividends of $55 million, $30 million and $50 million during 2012, 2011 and 2010, respectively, to AGUS. The maximum amount available during 2013 for the payment of dividends by AGC which would not be characterized as "extraordinary dividends" is approximately $91 million.

New York. Under the New York Insurance Law, AGM may declare or pay any dividend only out of "earned surplus," which is defined as that portion of the company's surplus that represents the net earnings, gains or profits (after deduction of all losses) that have not been distributed to shareholders as dividends or transferred to stated capital or capital surplus, or applied to other purposes permitted by law, but does not include unrealized appreciation of assets. Additionally, no dividend may be declared or distributed by either company in an amount which, together with all dividends declared or distributed by it during the preceding twelve months, exceeds the lesser of:

- 10% of policyholders' surplus as of its last statement filed with the New York Superintendent; or
- 100% of adjusted net investment income during this period.

Based on AGM's statutory statements for 2012, the maximum amount available for payment of dividends by AGM without regulatory approval over the 12 months following December 31, 2012 is approximately $178 million.

In addition to statutory constraints, AGM had been subject to contractual constraints on its ability to pay dividends that expired on July 1, 2012. AGM paid $30 million in dividends to AGMH in 2012 and did not declare or pay any dividends in 2011 or 2010.

Contingency Reserves

Maryland. In accordance with Maryland insurance law and regulations, AGC maintains a statutory contingency reserve for the protection of policyholders. The contingency reserve is maintained for each obligation and is equal to the greater of 50% of the premiums written or a percentage of principal guaranteed (which percentage varies from 0.55% to 2.5% depending on the nature of the asset). The contingency reserve is put up over a period of either 15 or 20 years, depending on the nature of the obligation, and then taken down over the same period of time. When considering the principal amount guaranteed, the Company is permitted to take into account amounts that it has ceded to reinsurers.

New York. Under the New York Insurance Law, each of AGM, Assured Guaranty Mortgage Insurance Company and Assured Guaranty Municipal Insurance Company must establish a contingency reserve to protect policyholders. The financial guaranty insurer is required to provide a contingency reserve:

- with respect to policies written prior to July 1, 1989, in an amount equal to 50% of earned premiums less permitted reductions; and
- with respect to policies written on and after July 1, 1989, quarterly on a pro rata basis over a period of 20 years for municipal bonds and 15 years for all other obligations, in an amount equal to the greater of 50% of premiums written for the relevant category of insurance or a percentage of the principal guaranteed, varying from 0.55% to 2.50%, depending on the type of obligation guaranteed, until the contingency reserve amount for the category equals the applicable percentage of net unpaid principal.

This reserve must be maintained for the periods specified above, except that reductions by the insurer may be permitted under specified circumstances in the event that actual loss experience exceeds certain thresholds or if the reserve accumulated is deemed excessive in relation to the insurer's outstanding insured obligations. AGM and Assured Guaranty Municipal Insurance Company have in the past sought and obtained approvals and releases of excessive contingency reserves from the NY DFS. In 2013, AGM and Assured Guaranty Municipal Insurance Company obtained NY DFS approvals of contingency reserve releases of approximately $510 million and $192 million, respectively, based on the expiration of exposure. Financial guaranty insurers are also required to maintain a loss and loss adjustment expense ("LAE") reserve and unearned premium reserve on a case-by-case basis.

Single and Aggregate Risk Limits

The New York Insurance Law and the Code of Maryland Regulations establish single risk limits for financial guaranty insurers applicable to all obligations issued by a single entity and backed by a single revenue source. For example, under the limit applicable to qualifying asset-backed securities, the lesser of:

- the insured average annual debt service for a single risk, net of qualifying reinsurance and collateral, or
- the insured unpaid principal (reduced by the extent to which the unpaid principal of the supporting assets exceeds the insured unpaid principal) divided by nine, net of qualifying reinsurance and collateral, may not exceed 10% of the sum of the insurer's policyholders' surplus and contingency reserves, subject to certain conditions.

Under the limit applicable to municipal obligations, the insured average annual debt service for a single risk, net of qualifying reinsurance and collateral, may not exceed 10% of the sum of the insurer's policyholders' surplus and contingency reserves. In addition, insured principal of municipal obligations attributable to any single risk, net of qualifying reinsurance and collateral, is limited to 75% of the insurer's policyholders' surplus and contingency reserves. Single-risk limits are also specified for other categories of insured obligations, and generally are more restrictive than those listed for asset-backed or municipal obligations. Obligations not qualifying for an enhanced single-risk limit are generally subject to the "corporate" limit (applicable to insurance of unsecured corporate obligations) equal to 10% of the sum of the insurer's policyholders' surplus and contingency reserves. For example, "triple-X" and "future flow" securitizations, as well as unsecured investor-owned utility obligations, are generally subject to these "corporate" single-risk limits.

The New York Insurance Law and the Code of Maryland Regulations also establish aggregate risk limits on the basis of aggregate net liability insured as compared with statutory capital. "Aggregate net liability" is defined as outstanding principal and interest of guaranteed obligations insured, net of qualifying reinsurance and collateral. Under these limits, policyholders' surplus and contingency reserves must not be less than a percentage of aggregate net liability equal to the sum of various percentages of aggregate net liability for various categories of specified obligations. The percentage varies from 0.33% for certain municipal obligations to 4% for certain non-investment-grade obligations. As of December 31, 2012, the aggregate net liability of each of AGM, AGC and Assured Guaranty Municipal Insurance Company utilized approximately 42.2%, 41.5% and 41.5% of their respective policyholders' surplus and contingency reserves.

The New York Superintendent has broad discretion to order a financial guaranty insurer to cease new business originations if the insurer fails to comply with single or aggregate risk limits. In practice, the New York Superintendent has shown a willingness to work with insurers to address these concerns.

Investments

The Assured Guaranty U.S. Subsidiaries are subject to laws and regulations that require diversification of their investment portfolio and limit the amount of investments in certain asset categories, such as BIG fixed maturity securities, equity real estate, other equity investments, and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus, and, in some instances, would require divestiture of such non-qualifying investments. The Company believes that the investments made by the Assured Guaranty U.S. Subsidiaries complied with such regulations as of December 31, 2012. In addition, any investment must be approved by the insurance company's board of directors or a committee thereof that is responsible for supervising or making such investment.

Operations of the Company's Non-U.S. Insurance Subsidiaries

The insurance laws of each state of the U.S. and of many other countries regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by unlicensed or non-accredited insurers and reinsurers. None of AGUK, AGE, AG Re, AGRO or Assured Guaranty (Bermuda) are admitted to do business in the United States. The Company does not intend that these companies will maintain offices or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction in the U.S. where the conduct of such activities would require it to be admitted or authorized.

In addition to the regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers' business operations are affected by regulatory requirements in various states of the United States governing "credit for reinsurance" which are imposed on their ceding companies. In general, a ceding company which obtains reinsurance from a reinsurer that is licensed, accredited or approved by the ceding company's state of domicile is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company's liability for unearned premiums (which are that portion of premiums written which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves ceded to the reinsurer. The great majority of states, however, permit a credit on the statutory financial statement of a ceding insurer for reinsurance obtained from a non-licensed or non-accredited reinsurer to the extent that the reinsurer secures its reinsurance obligations to the ceding insurer by providing a letter of credit, trust fund or other acceptable security arrangement. A few states do not allow credit for reinsurance ceded to non-licensed reinsurers except in certain limited circumstances and others impose additional requirements that make it difficult to become accredited.

U.S. Federal Regulation

The Company's businesses are also subject to direct and indirect regulation under U.S. federal law. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") could result in requirements for the Company to maintain capital and/or post margin with respect to future derivative transactions and possibly maintain capital on its existing insured derivatives portfolio. In 2012, the SEC and the Commodity Futures Trading Commission ("CFTC") released final rules for determining whether the Company or any of its affiliates will be deemed to be a "swap dealer" or "major swap participant" ("MSP"). The Company believes AGC and AGM may be required to register with the SEC as MSPs when those registration rules take effect; it is continuing to analyze its insured portfolio to determine whether registration with the CFTC as an MSP will be required. MSP designation and registration would likely expose the Company to increased compliance costs.

In addition, pursuant to the Dodd-Frank Act, the Financial Stability Oversight Council ("FSOC") is charged with identifying certain non-bank financial companies to be subject to supervision by the Board of Governors of the Federal Reserve System. Although the Company is unlikely to be so designated based on its size, the FSOC also considers other factors, such as an entity's interconnectedness with other financial institutions, which could raise the Company's profile in this context. In a parallel international process, the International Association of Insurance Supervisors published a proposed assessment methodology for identifying global systematically important insurers which explicitly identified financial guaranty insurance as an activity that poses increased systemic risk relative to more traditional insurance activities.

Bermuda

AG Re, AGRO and Assured Guaranty (Bermuda), the Company's "Bermuda Subsidiaries," are each an insurance company currently registered and licensed under the Insurance Act 1978 of Bermuda, amendments thereto and related regulations (collectively, the "Insurance Act"). AG Re is registered and licensed as a Class 3B insurer and each of AGRO and Assured Guaranty (Bermuda) is registered and licensed as a Class 3A insurer. AGRO is also currently registered and licensed as a class C long-term insurer.

Bermuda Insurance Regulation

The Insurance Act imposes on insurance companies certain solvency and liquidity standards; certain restrictions on the declaration and payment of dividends and distributions; certain restrictions on the reduction of statutory capital; certain restrictions on the winding up of long-term insurers; and certain auditing and reporting requirements and also the need to have a principal representative and a principal office (as understood under the Insurance Act) in Bermuda. The Insurance Act grants to the Bermuda Monetary Authority (the "Authority") the power to cancel insurance licenses, supervise, investigate and intervene in the affairs of insurance companies and in certain circumstances share information with foreign regulators. Class 3A and Class 3B insurers are authorized to carry on general insurance business (as understood under the Insurance Act), subject to conditions attached to the license and to compliance with minimum capital and surplus requirements, solvency margin, liquidity ratio and other requirements imposed by the Insurance Act. Class C insurers are permitted to carry on long-term business (as understood under the Insurance Act) subject to conditions attached to the license and to similar compliance requirements and the requirement to maintain its long-term business fund (a segregated fund). Each of AG Re, AGRO and Assured Guaranty (Bermuda) is required annually to file statutorily mandated financial statements and returns, audited by an auditor approved by the Authority (no approved auditor of an insurer may have an interest in that insurer, other than as an insured, and no officer, servant or agent of an insurer shall be eligible for appointment as an insurer's approved auditor), together with an annual loss reserve opinion of the Authority approved loss reserve specialist and in respect of AGRO, the required actuary's certificate with respect to the long-term business. AG Re is also required to file annual financial statements prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which must be available to the public. As Class 3A insurers, AGRO and Assured Guaranty (Bermuda) have each received exemptions from the Authority from making such filing. In addition, AG Re is required to file a capital and solvency return that includes the company's Bermuda Solvency Capital Requirement ("BSCR") model (or an approved internal capital model in lieu thereof), a schedule of fixed income investments by rating categories, a schedule of net reserves for losses and loss expense provisions by line of business, a schedule of premiums written by line of business, a schedule of risk management, a schedule of fixed income securities, a schedule of commercial insurer's solvency self assessment ("CISSA"), a schedule of catastrophe risk return, a schedule of loss triangles or reconciliation of net loss reserves and a schedule of eligible capital. AG Re is also required to file quarterly financial returns which consist of quarterly unaudited financial statements and details of material intra-group transactions and risk concentrations.

Each of AGRO and Assured Guaranty (Bermuda) is also required to file a capital and solvency return that includes, among other details, the company's Bermuda Solvency Capital Requirement—Small and Medium Entities ("BSCR-SME") model (or an approved internal capital model in lieu thereof), the CISSA and a schedule of eligible capital.

Shareholder Controllers

Pursuant to provisions in the Insurance Act, any person who becomes a holder of 10% or more, 20% or more, 33% or more or 50% or more of the Company's common shares must notify the Authority in writing within 45 days of becoming such a holder. The Authority has the power to object to such a person if it appears to the Authority that the person is not fit and proper to be such a holder. In such a case, the Authority may require the holder to reduce their shareholding in the Company and may direct, among other things, that the voting rights attaching to their common shares shall not be exercisable. A person that does not comply with such a notice or direction from the Authority will be guilty of an offence.

Notification of Material Changes

All registered insurers are required to give notice to the Authority of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act 1981 of Bermuda (the "Companies Act"), (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services or products to non-affiliated persons, (v) outsourcing all or substantially all of the functions of actuarial, risk management, compliance and internal audit, (vi) outsourcing of all or a material part of an insurer's underwriting activity, (vii) transferring other than by way of reinsurance of all or substantially all of a line of business and (viii) expanding into a material new line of business.

No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the Authority that it intends to effect such material change and before the end of 14 days, either the Authority has notified such company in writing that it has no objection to such change or that period has lapsed without the Authority having issued a notice of objection. A person who fails to give the required notice or who effects a material change, or allows such material change to be effected, before the prescribed period has elapsed or after having received a notice of objection shall be guilty of an offence.

Minimum Solvency Margin and Enhanced Capital Requirements

Under the Insurance Act, AG Re, AGRO and Assured Guaranty (Bermuda) must each ensure that the value of its general business assets exceeds the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin and each company's applicable enhanced capital requirement.

The minimum solvency margin for Class 3A and Class 3B insurers is the greater of (i) $1 million, or (ii) 20% of the first $6 million of net premiums written; if in excess of $6 million, the figure is $1.2 million plus 15% of net premiums written in excess of $6 million, or (iii) 15% of net discounted aggregate loss and loss expense provisions and other insurance reserves.

In addition, as a Class C long-term insurer, AGRO is required, with respect to its long-term business, to maintain a minimum solvency margin equal to 75% of the greater of $500,000 or 1.5% of its assets for the 2012 financial year. For the purpose of this calculation, assets are defined as the total assets pertaining to its long-term business reported on the balance sheet in the relevant year less the amounts held in a segregated account. AGRO is also required to keep its accounts in respect of its long-term business separate from any accounts kept in respect of any other business and all receipts of its long-term business form part of its long-term business fund.

Each of the Bermuda Subsidiaries is required to maintain available statutory capital and surplus at a level equal to or in excess of its applicable enhanced capital requirement, which is established by reference to either its BSCR model or an approved internal capital model. The BSCR model is a risk-based capital model which provides a method for determining an insurer's capital requirements (statutory capital and surplus) by taking into account the risk characteristics of different aspects of the insurer's business. The BSCR formulae establish capital requirements for eight categories of risk: fixed income investment risk, equity investment risk, interest rate/liquidity risk, premium risk, reserve risk, credit risk, catastrophe risk and operational risk. For each category, the capital requirement is determined by applying factors to asset, premium, reserve, creditor, probable maximum loss and operation items, with higher factors applied to items with greater underlying risk and lower factors for less risky items.

While not specifically referred to in the Insurance Act, the Authority has also established a target capital level ("TCL") for each insurer subject to an enhanced capital requirement equal to 120% of its enhanced capital requirement. While such an insurer is not currently required to maintain its statutory capital and surplus at this level, the TCL serves as an early warning tool for the Authority and failure to maintain statutory capital at least equal to the TCL will likely result in increased regulatory oversight.

For each insurer subject to an enhanced capital requirement, the Authority has introduced a three-tiered capital system designed to assess the quality of capital resources that a company has available to meet its capital requirements. Under this system, all of an insurer's capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their "loss absorbency" characteristics. Highest quality capital is classified as Tier 1 Capital; lesser quality capital is classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital (determined by registration classification) may be used to support the company's minimum solvency margin, enhanced capital requirement and TCL.

Restrictions on Dividends and Distributions

The Insurance Act limits the declaration and payment of dividends and other distributions by AG Re, AGRO and Assured Guaranty (Bermuda).

Under the Insurance Act:

- The minimum share capital must be always issued and outstanding and cannot be reduced (for a company registered both as a Class 3A and a Class C long-term insurer, such as AGRO, the minimum share capital is $370,000 and for a company registered as a Class 3A or Class 3B insurer only, such as AG Re and Assured Guaranty (Bermuda), the minimum share capital is $120,000).

- With respect to the distribution (including repurchase of shares) of any share capital, contributed surplus or other statutory capital, certain restrictions under the Insurance Act may apply if the proposal is to reduce its total statutory capital. Before reducing its total statutory capital by 15% or more of the insurer's total statutory capital as set out in its previous year's financial statements, a Class 3A, Class 3B or Class C insurer must obtain the prior approval of the Authority. Any application for such approval must include an affidavit stating that it will continue to meet the required margins.

- With respect to the declaration and payment of dividends:

  (a) each of the Bermuda Subsidiaries is prohibited from declaring or paying any dividends during any financial year if it is in breach of its solvency margin, minimum liquidity ratio or enhanced capital requirement, or if the declaration or payment of such dividends would cause such a breach (if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, the insurer will be prohibited, without the approval of the Authority, from declaring or paying any dividends during the next financial year);

(b) as a Class 3B insurer, AG Re is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files (at least 7 days before payment of such dividends) with the Authority an affidavit stating that it will continue to meet the required margins;

(c) an insurer which at any time fails to meet its minimum solvency margin or comply with the enhanced capital requirement may not declare or pay any dividend until the failure is rectified, and also in such circumstances the insurer must report, within 14 days after becoming aware of its failure or having reason to believe that such failure has occurred, to the Authority in writing giving particulars of the circumstances leading to the failure and giving a plan detailing the manner, specific actions to be taken and time frame in which the insurer intends to rectify the failure. A failure to comply with the enhanced capital requirement will also result in the insurer furnishing certain other information to the Authority within 45 days after becoming aware of its failure or having reason to believe that such failure has occurred.

- A Class C long-term insurer may not:

(a) use the funds allocated to its long-term business fund, directly or indirectly, for any purpose other than a purpose of its long-term business except in so far as such payment can be made out of any surplus certified by the insurer's approved actuary to be available for distribution otherwise than to policyholders; and

(b) declare or pay a dividend to any person other than a policyholder unless the value of the assets of its long-term business fund, as certified by the insurer's approved actuary, exceeds the extent (as so certified) of the liabilities of the insurer's long-term business, and the amount of any such dividend shall not exceed the aggregate of (1) that excess; and (2) any other funds properly available for the payment of dividends being funds arising out of the business of the insurer other than its long-term business.

Under the Companies Act, a Bermuda company (such as AGL and its Bermuda Subsidiaries) may only declare and pay a dividend or make a distribution out of contributed surplus (as understood under the Companies Act) if there are reasonable grounds for believing that the company is and after the payment will be able to meet and pay its liabilities as they become due and the realizable value of the company's assets will not be less than its liabilities. The Companies Act also regulates and restricts the reduction and return of capital and paid in share premium, including the repurchase of shares and imposes minimum issued and outstanding share capital requirements.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable and funds held by ceding reinsurers. There are certain categories of assets which, unless specifically permitted by the Authority, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans.

The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined) and letters of credit and corporate guarantees.

Insurance Code of Conduct

Each of the Bermuda Subsidiaries is subject to the Insurance Code of Conduct, which establishes duties, standards, procedures and sound business principles which must be complied with by all insurers registered under the Insurance Act. Failure to comply with the requirements under the Insurance Code of Conduct will be a factor taken into account by the Authority in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act. Such failure to comply with the requirements of the Insurance Code of Conduct could result in the Authority exercising its powers of intervention and investigation and will be a factor in calculating the operational risk charge applicable in accordance with the insurer's BSCR model.

Certain Other Bermuda Law Considerations

Although AGL is incorporated in Bermuda, it is classified as a non-resident of Bermuda for exchange control purposes by the Authority. Pursuant to its non-resident status, AGL may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its common shares.

Under Bermuda law, "exempted" companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an "exempted" company, AGL (as well as each of the Bermuda Subsidiaries) may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business and other transactions, including: (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years), (2) the taking of mortgages on land in Bermuda to secure a principal amount in excess of $50,000 unless the Minister of Finance consents to a higher amount, and (3) the carrying on of business of any kind or type for which it is not duly licensed in Bermuda, except in certain limited circumstances, such as doing business with another exempted undertaking in furtherance of AGL's business carried on outside Bermuda.

The Bermuda government actively encourages foreign investment in "exempted" entities like AGL that are based in Bermuda, but which do not operate in competition with local businesses. AGL is not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation. Bermuda companies pay, as applicable, annual government fees, business fees, payroll tax and other taxes and duties. See "—Tax Matters—Taxation of AGL and Subsidiaries—Bermuda."

Special considerations apply to the Company's Bermuda operations. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent resident certificates or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda government. A work permit is only granted or extended if the employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent resident certificate or working resident certificate is available who meets the minimum standards for the position. Currently, all of the Company's Bermuda based professional employees who require work permits have been granted work permits by the Bermuda government.

United Kingdom

General

Financial services relating to deposits, insurance, investments and certain other financial products fall under the U.K.'s Financial Services and Markets Act 2000 ("FSMA"), and the entities that provide them are authorized and regulated by the Financial Services Authority ("FSA U.K."). In addition, the regulatory regime in the U.K. must be consistent with relevant European Union ("EU") legislation, which is either directly applicable in, or must be implemented into national law by, all EU member states. Key EU legislation includes the Markets in Financial Instruments Directive ("MiFID"), which harmonizes the regulatory regime for investment services and activities across the EEA, the Insurance Directives, which harmonize the regulatory regime for, respectively, life (long term) and non-life (general) insurance and the Banking Consolidation Directive, which harmonizes the regulatory regime for credit institutions. The Capital Adequacy Directive ("CAD") contains capital requirements for MiFID firms.

The FSA U.K. is, until April 1, 2013, the single statutory regulator responsible for regulating the financial services industry in the U.K., having the authority to oversee the carrying on of one or more "regulated activities" (including deposit taking, the underwriting, claims payment and intermediation of insurance and reinsurance, securities and investments broking, dealing and advising, investment management and most other financial services), with the purpose of maintaining confidence in the U.K. financial system, providing public understanding of the system, securing the proper degree of protection for consumers and helping to reduce financial crime (the "regulatory objectives"). It is a criminal offense for any person to carry on a regulated activity in the U.K. unless that person is authorized by the FSA U.K. and has been granted permission to carry on that regulated activity, or otherwise falls under an exclusion or exemption. Each authorized person must have FSA U.K. permission to carry on each relevant regulated activity. Being authorized but acting outside the scope of permission is a disciplinary matter under the FSA U.K.'s rules, which can at worst lead to the firm in question losing its authorization and being unable to continue its business in the U.K.

Under FSMA, effecting or carrying out contracts of insurance, within a class of general or long-term insurance, by way of business in the U.K., each constitute a "regulated activity" requiring authorization. An authorized insurance company must have permission for each class of insurance business it intends to write. Insurance business in the EU and U.K. falls into two main categories: long-term insurance (which is primarily investment related) and general insurance. Subject to limited exceptions, it is not possible for a new insurance company to be authorized in both long-term and general insurance business unless the long-term insurance business is restricted to reinsurance business. These two categories are both divided into "classes" (for example: permanent health and pension fund management are two classes of long-term insurance; damage to property and motor vehicle liability are two classes of general insurance).

The present single-regulator framework in the U.K. will be replaced on April 1, 2013 with a new framework established by the U.K. Financial Services Act 2012. There will be two new regulatory bodies:

- the Prudential Regulatory Authority ("PRA"), a subsidiary of the Bank of England, which will be responsible for prudential regulation of key systemically important firms (which includes credit institutions, insurance companies and investment firms that trade on their own accounts (those that have a €730,000 minimum capital resources requirement under the EU Capital Requirements Directive and FSA U.K. rules)), and

- the Financial Conduct Authority ("FCA"), which will be responsible for the prudential regulation of all non-PRA firms, the conduct of business regulation of all firms and the regulation of market conduct.

These two new regulators will inherit the majority of the FSA U.K.'s existing functions. While they will co-ordinate and co-operate in some areas, they will have separate and independent mandates and separate rule-making and enforcement powers. AGE and AGUK will be regulated by both the PRA and the FCA under the new regime. The PRA will have new regulatory objectives specific to insurance, which are:

- to promote insurers' safety and soundness, thereby supporting the stability of the U.K. financial system; and

- to contribute to securing an appropriate degree of protection for those who are or may become policyholders.

The FSA U.K. carries out the prudential supervision of insurance companies through a variety of methods, including the collection of information from statistical returns, review of accountants' reports, visits to insurance companies and regular formal interviews. The FSA U.K. has adopted a risk-based and a principles-based approach to the supervision of insurance companies.

Under its risk-based approach, the FSA U.K. periodically performs a formal risk assessment of insurance companies or groups carrying on business in the U.K., which varies in scope according to the risk profile of the insurer. The FSA U.K. performs its risk assessment broadly, by analyzing information which it receives during the normal course of its supervision, such as regular prudential returns on the financial position of the insurance company, or which it acquires through a series of meetings with senior management of the insurance company and by making use of its thematic work. After each risk assessment, the FSA U.K. will inform the insurer of its views on the insurer's risk profile. This will include details of any remedial action that the FSA U.K. requires and the likely consequences if this action is not taken. The FSA U.K. also maintains requirements for senior management arrangements and for systems and controls for insurance and reinsurance companies under its jurisdiction.

In addition, the FSA U.K. regards itself as a principles-based regulator and is placing an increased emphasis on risk identification and management in relation to the prudential regulation of insurance and reinsurance business in the U.K. The FSA U.K.'s rules include those on the sale (known as insurance mediation) of general insurance and investment insurance. Prudential rules are contained in the General Prudential Sourcebook (GENPRU), the Interim Prudential Sourcebook for Insurers (IPRU-INS) and the Prudential Sourcebook for Insurers (INSPRU) (collectively, the "Prudential Sourcebooks"). The Prudential Sourcebooks cover measures such as risk-based capital adequacy rules, including individual capital assessments. These are intended to align capital requirements with the risk profile of each insurance company and ensure adequate diversification of an insurer's or reinsurer's exposures to any credit risks of its reinsurers. AGE has calculated its minimum required capital according to the FSA U.K.'s individual capital adequacy criteria and is in compliance. After April 1, 2013, the PRA will adopt certain of FSA U.K.'s prudential rules as they apply to certain regulated firms, and will restate others. The FCA will adopt other rules relating to conduct of business and market conduct requirements, so insurers will have to comply with the appropriate rules of each regulator.

When the PRA takes over prudential regulation of insurers, it will apply new threshold conditions, which insurers must meet, and against which the PRA will assess them on a continuous basis. These conditions are likely to be that:

- an insurer's head office, and in particular its mind and management, has to be in the United Kingdom if it is incorporated in the United Kingdom;
- an insurer's business must be conducted in a prudent manner - in particular that the insurer maintains appropriate financial and non-financial resources;
- the insurer must be fit and proper, and be appropriately staffed; and
- the insurer and its group must be capable of being effectively supervised.

The PRA will take a different approach to supervision than the FSA U.K. The PRA will supervise insurers to judge whether they are acting in a manner consistent with safety and soundness and appropriate policyholder protection, and so whether they meet, and are likely to continue to meet, the threshold conditions. It has indicated it will weight its supervision towards those issues and those insurers that, in its judgment, pose the greatest risk to its objectives. It will be forward-looking, assessing its objectives not just against current risks, but also against those that could plausibly arise further ahead and will rely significantly on the judgment of its supervisors. Its risk assessment framework will look at the potential impact of failure of the insurer, its risk context and mitigating factors. Solvency II (discussed below) will bring further changes to the supervisory framework for insurers. The PRA believes its plans are consistent with Solvency II requirements.

AGE is authorized to effect and carry out certain classes of general insurance, specifically: classes 14 (credit), 15 (suretyship) and 16 (miscellaneous financial loss) for commercial customers. This scope of permission is sufficient to enable AGE to effect and carry out financial guaranty insurance and reinsurance. The insurance and reinsurance businesses of AGE are subject to close supervision by the FSA U.K. AGE also has permission to arrange and advise on deals in financial guarantees which it underwrites, and to take deposits in the context of its insurance business.

Following the Company's decision in 2010 to place AGUK into run-off, the Company has been utilizing AGE as the entity from which to write business in the EEA. It was agreed between management and the FSA U.K. that any new business written by AGE will be guaranteed using a co-insurance structure pursuant to which AGE will co-insure municipal and infrastructure transactions with AGM, and structured finance transactions with AGC. AGE must obtain the approval of the FSA U.K. (or, after April 1, 2013, the PRA or FCA, as relevant) before it can guarantee any new structured finance transaction. AGE's financial guarantee will cover a proportionate share (expected to be approximately 3 to 10%) of the total exposure, and AGM or AGC, as the case may be, will guarantee the remaining exposure under the transaction (subject to compliance with EEA licensing requirements). AGM or AGC, as the case may be, will also issue a second-to-pay guaranty to cover AGE's financial guarantee. AGE is also the principal of Assured Guaranty Credit Protection Ltd ("AGCPL"). AGCPL is not FSA U.K. authorized, but is an appointed representative of AGE. This means AGCPL can carry on advising and arranging activities without a license, because AGE has regulatory responsibility for it.

Assured Guaranty Finance Overseas Ltd. ("AGFOL"), a subsidiary of AGL, is authorized by the FSA U.K. to carry out designated investment business activities in that it may "advise on investments (except on pension transfers and pension opt outs)" relating to most investment instruments. In addition, it may arrange or bring about transactions in investments and make "arrangements with a view to transactions in investments." In all cases, it may deal only with clients who are eligible counterparties or professional customers (so no retail clients), or, when arranging or advising on insurance contracts, commercial customers. It should be noted that AGFOL is not authorized as an insurer and does not itself take risk in the transactions it arranges or places, and may not hold funds on behalf of its customers. AGFOL's permissions also allow it to introduce business to AGC and AGM, so that AGFOL can arrange financial guaranties underwritten by AGC and AGM, even though AGFOL's role will be limited to acting as a pure introducer of business to AGC and AGM. AGFOL is an "Exempt CAD" firm: although it is a MiFID investment firm, it does not have to comply with the CAD. Its activities are limited to receiving and transmitting orders and giving investment advice and it cannot hold client money.

Solvency Requirements

The Prudential Sourcebooks require that non-life insurance companies such as AGUK and AGE maintain a margin of solvency at all times in respect of the liabilities of the insurance company, the calculation of which depends on the type and amount of insurance business a company writes. The method of calculation of the solvency margin (known as the minimum capital requirement) is set out in the Prudential Sourcebooks, and for these purposes, the insurer's assets and liabilities are subject to specified valuation rules. If and to the extent that the premiums it collects for specified categories of insurance, such as credit and property, exceed certain specified minimum thresholds, a non-life insurance company must have extra technical provisions, called an equalization reserve, in addition to its minimum capital requirements. The purpose of the equalization reserve, calculated in accordance with the Prudential Sourcebooks, is to ensure that insurers retain additional assets to provide some extra protection against uncertainty as to the amount of claims.

The Prudential Sourcebooks also require that AGUK and AGE calculate and share with the FSA U.K. their "enhanced capital requirement" based on risk-weightings applied to assets held and lines of business written. In 2007, the FSA U.K. replaced the individual capital assessment for financial guaranty insurers with a "benchmarker" capital adequacy model devised by the FSA U.K. Should the level of capital of AGUK or AGE fall below the capital requirement as indicated by the benchmarker, the FSA U.K. may require the Company to undertake further work, following which Individual Capital Guidance may result. Failure to maintain capital at least equal to the minimum capital requirement in the benchmarker model is one of the grounds on which the wide powers of intervention conferred upon the FSA U.K. may be exercised. AGE and AGUK each are discussing with the FSA U.K. the assumptions for the benchmarker model and the appropriate level of capital for AGE and AGUK, respectively, including whether any additional capital would be required following the January 2013 Moody's downgrade of AGC and AGM.

The European Union's Solvency II Directive (Directive 2009/138/EC), which itself is to be amended by the proposed Omnibus II Directive (collectively, "Solvency II"), is currently not expected to be implemented before 2015 at the earliest. The solvency requirements described above will be replaced by such time. Among other things, Solvency II introduces a revised risk-based prudential regime which includes the following features:

- assets and liabilities are generally to be valued at their market value;
- the amount of required economic capital is intended to ensure, with a probability of 99.5%, that regulated firms are able to meet their obligations to policyholders and beneficiaries over the following 12 months; and
- reinsurance recoveries will be treated as a separate asset (rather than being netted off the underlying insurance liabilities).

In many instances, Solvency II is expected to require insurers to maintain a somewhat increased amount of capital to satisfy the new solvency capital requirements. AGE has been accepted by the FSA U.K. into the pre-application process and has begun the process to apply for approval from the FSA U.K. for use of the "Partial Internal Model" methodology for calculation of its solvency capital requirement, which combines standard formulas developed by the European Insurance and Occupational Pensions Authority under the direction of the European Commission, for calculation of certain capital requirements with an internally developed model for calculation of other capital requirements. The formal application process has been delayed until mid-2014 at the earliest because of the delay in the implementation of Solvency II.

In addition, an insurer (which includes a company conducting only reinsurance business) is required to perform and submit to the FSA U.K. a group capital adequacy return in respect of its ultimate insurance parent. The calculation at the level of the ultimate EEA insurance parent is required to show a positive result. There is no such requirement in relation to the report at the level of the ultimate insurance parent, although if the report at that level raises concerns, the FSA U.K. may take regulatory action. Public disclosure of the EEA group calculation is also required. The purpose of this rule is to prevent leveraging of capital arising from involvements in other group insurance firms.

Further, an insurer is required to report in its annual returns to the FSA U.K. all material related party transactions (such as intra-group reinsurance whose value is more than 5% of the insurer's general insurance business amount).

Restrictions on Dividend Payments

U.K. company law prohibits each of AGUK and AGE from declaring a dividend to its shareholders unless it has "profits available for distribution." The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a general insurer's ability to declare a dividend, the FSA U.K.'s capital requirements may in practice act as a restriction on dividends.

Reporting Requirements

U.K. insurance companies must prepare their financial statements under the Companies Act 2006, which requires the filing with Companies House of audited financial statements and related reports. In addition, U.K. insurance companies are required to file regulatory returns with the FSA U.K., which include a revenue account, a profit and loss account and a balance sheet in prescribed forms. Under the Prudential Sourcebooks, audited regulatory returns must be filed with the FSA U.K. within two months and 15 days of the financial year end (or three months where the delivery of the return is made electronically).

Supervision of Management

Individuals that perform one or more "controlled functions" such as significant influence functions or the customer function within authorized firms must be approved by FSA U.K. to carry out that function. The management of insurance companies falls within the scope of significant influence functions. Individuals performing these functions are "Approved Persons" for the purpose of Part V of FSMA and staff performing these specified "controlled functions" within an authorized firm must be approved by the FSA U.K.

Change of Control

FSMA regulates the acquisition or increase of "control" of any U.K. authorized firm, including insurance companies. Any person (a company or individual) that directly or indirectly acquires 10% or 20% (depending on the type of firm, the "Control Percentage Threshold") or more of the shares, or is entitled to exercise or control the exercise of the Control Percentage Threshold or more of the voting power, in a U.K. authorized firm or its parent undertaking is considered to "acquire control" of the authorized firm. Broadly speaking, the 10% threshold applies to banks, insurers (but not brokers) and MiFID investment firms, and the 20% threshold to insurance brokers and certain other firms that are non-directive firms.

Under FSMA, when a person decides to acquire or increase "control" of a U.K. authorized firm (including an insurance company) they must give the FSA U.K. notice in writing before making the acquisition. The FSA U.K. has up to 60 working days (without including any period of interruption) in which to assess a change of control case. The 60 working day period will begin on the day it confirms receipt of a complete section 178 notice (that includes all supporting documents). A person cannot acquire an authorized firm until the FSA U.K. have assessed and approved the transaction. The FSA U.K. may interrupt the assessment period once during the 60 working day period - for up to 20 days in the case of EEA controllers, and 30 days for others.

In considering whether to approve an application, the FSA U.K. must consider among other things, the reputation of the person acquiring control, the reputation and experience of any person who will direct the business, the financial soundness of the acquirer and whether the authorized firm will be able to comply with its prudential requirements. Failure to make prior notification of a change in control is an offence under FSMA and could result in action being taken by the FSA U.K..

Intervention and Enforcement

The FSA U.K. has extensive powers to intervene in the affairs of an authorized firm, culminating in the sanction of the suspension of authorization to carry on a regulated activity. FSA U.K. can also vary or cancel a firm's permissions under its own initiative if it considers that the firm is failing, or is likely to fail, to satisfy the Threshold Conditions. FSMA gives the FSA U.K. significant investigation and enforcement powers. It also gives FSA U.K. a rule-making power, under which it makes the various rules that constitute its Handbook of Rules and Guidance.

The FSA U.K. also has the power to prosecute criminal offenses arising under FSMA, and to prosecute insider dealing under Part V of the Criminal Justice Act of 1993, and breaches by authorized firms of money laundering regulations. The FSA U.K.'s stated policy is to pursue criminal prosecutions through the criminal justice system in all appropriate cases.

"Passporting"

EU directives allow AGFOL, AGUK and AGE to conduct business in EU states other than the U.K. where they are authorized by the FSA U.K. under a single market directive. This right extends to the EEA. A firm taking advantage of a right under a single market directive to conduct business in another EEA state can rely on its "home state" authorization. This ability to operate in other jurisdictions of the EEA on the basis of home state authorization and supervision is sometimes referred to as "passporting."

Insurers may operate outside their home member state either on a "services" basis or on an "establishment" basis. Operating on a services basis means that the firm conducts permitted businesses in the host state without having a physical presence there. Operating on an establishment basis means the firm has a branch or physical presence in the host state. In both cases, a firm remains subject to regulation by its home state regulator although the firm may have to comply with certain local rules such as local conduct rules and regulations. This requirement to comply with local rules and regulations applies to any passporting firm, but a wider range apply where the firm is operating on an establishment basis. Even when operating on an establishment basis, home state rules apply in respect of organizational and prudential obligations. Each of AGUK, AGE and AGFOL is permitted to operate on a passport basis in various countries throughout the EEA where they are authorized by the FSA U.K. under a single market directive. However, as previously discussed, the Company has elected to place AGUK into run-off and it can only carry on business in another EEA state in respect of the activities for which it holds the appropriate authorization from the FSA U.K.

Fees and Levies

Each of AGUK and AGE is subject to FSA U.K. fees and levies based on its gross premium income and gross technical liabilities. The FSA U.K. also requires authorized firms, including authorized insurers, to participate in an investors' protection fund, known as the Financial Services Compensation Scheme. The Financial Services Compensation Scheme was established to compensate consumers of financial services firms, including the buyers of insurance, against failures in the financial services industry. Eligible claimants (identified in the Compensation Sourcebook of the FSA U.K. Handbook) may be compensated by the Financial Services Compensation Scheme when an authorized insurer is unable, or likely to be unable, to satisfy policyholder claims. Neither AGUK nor AGE expects to write any insurance business that is protected by the Financial Services Compensation Scheme.

Tax Matters

Taxation of AGL and Subsidiaries

Bermuda

Under current Bermuda law, there is no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by AGL or its Bermuda Subsidiaries. AGL and the Bermuda Subsidiaries have each obtained from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to AGL or the Bermuda Subsidiaries or to any of their operations or their shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda, or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any land leased to AGL or the Bermuda Subsidiaries. AGL and the Bermuda Subsidiaries each pay annual Bermuda government fees, and the Bermuda Subsidiaries pay annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

United States

AGL has conducted and intends to continue to conduct substantially all of its foreign operations outside the U.S. and to limit the U.S. contacts of AGL and its foreign subsidiaries (except AGRO and AGE, which have elected to be taxed as U.S. corporations) so that they should not be engaged in a trade or business in the U.S. A foreign corporation, such as AG Re, that is deemed to be engaged in a trade or business in the United States would be subject to U.S. income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business, unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a foreign corporation would generally be entitled to deductions and credits only if it timely files a U.S. federal income tax return. AGL, AG Re and certain of the other foreign subsidiaries have and will continue to file protective U.S. federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that they are subject to U.S. federal income tax. The highest marginal federal income tax rates currently are 35% for a corporation's effectively connected income and 30% for the "branch profits" tax.

Under the income tax treaty between Bermuda and the U.S. (the "Bermuda Treaty"), a Bermuda insurance company would not be subject to U.S. income tax on income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the U.S. AG Re and the other Bermuda Subsidiaries currently intend to conduct their activities so that they do not have a permanent establishment in the U.S.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the U.S. or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the U.S. or Bermuda nor U.S. citizens.

Foreign insurance companies carrying on an insurance business within the U.S. have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If AG Re or another Bermuda Subsidiary is considered to be engaged in the conduct of an insurance business in the U.S. and is not entitled to the benefits of the Bermuda Treaty in general (because it fails to satisfy one of the limitations on treaty benefits discussed above), the Internal Revenue Code of 1986, as amended (the "Code"), could subject a significant portion of AG Re's or another Bermuda Subsidiary's investment income to U.S. income tax.

Foreign corporations not engaged in a trade or business in the U.S., and those that are engaged in a U.S. trade or business with respect to their non-effectively connected income are nonetheless subject to U.S. withholding tax on certain "fixed or determinable annual or periodic gains, profits and income" derived from sources within the U.S. (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties. The Bermuda Treaty does not reduce the U.S. withholding rate on U.S.-sourced investment income. The standard non-treaty rate of U.S. withholding tax is currently 30%.

The U.S. also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers with respect to risk of a U.S. person located wholly or partly within the U.S. or risks of a foreign person engaged in a trade or business in the U.S. which are located within the U.S. The rates of tax applicable to premiums paid are 4% for direct casualty insurance premiums and 1% for reinsurance premiums.

AGUS, AGC, AG Financial Products Inc., Assured Guaranty Overseas U.S. Holdings Inc. and Assured Guaranty Mortgage Insurance Company are each a U.S. domiciled corporation and AGRO and AGE have elected to be treated as U.S. corporations for all U.S. federal tax purposes. As such, each corporation is subject to taxation in the U.S. at regular corporate rates.

Taxation of Shareholders

Bermuda Taxation

Currently, there is no Bermuda capital gains tax, or withholding or other tax payable on principal, interests or dividends paid to the holders of the AGL common shares.

United States Taxation

This discussion is based upon the Code, the regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the U.S. or any foreign government.

The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of AGL's shares. Unless otherwise stated, this summary deals only with holders that are U.S. Persons (as defined below) who purchase their shares and who hold their shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder's specific circumstances. For example, special rules apply to certain shareholders, such as partnerships, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities, tax exempt organizations, expatriates, persons that do not hold their securities in the U.S. dollar, persons who are considered with respect to AGL or any of its foreign subsidiaries as "United States shareholders" for purposes of the controlled foreign corporation ("CFC") rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of AGL or the stock of any of AGL's foreign subsidiaries entitled to vote (i.e., 10% U.S. Shareholders)), or persons who hold the common shares as part of a hedging or conversion transaction or as part of a short-sale or straddle. Any such shareholder should consult their tax advisor.

If a partnership holds AGL's shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership owning AGL's shares should consult their tax advisers.

For purposes of this discussion, the term "U.S. Person" means: (i) a citizen or resident of the U.S., (ii) a partnership or corporation, created or organized in or under the laws of the U.S., or organized under any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if either (x) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

Taxation of Distributions. Subject to the discussions below relating to the potential application of the CFC, related person insurance income ("RPII") and passive foreign investment company ("PFIC") rules, cash distributions, if any, made with respect to AGL's shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of AGL (as computed using U.S. tax principles). Dividends paid by AGL to corporate shareholders will not be eligible for the dividends received deduction. To the extent such distributions exceed AGL's earnings and profits, they will be treated first as a return of the shareholder's basis in the common shares to the extent thereof, and then as gain from the sale of a capital asset.

AGL believes dividends paid by AGL on its common shares to non-corporate holders will be eligible for reduced rates of tax at the rates applicable to long-term capital gains as "qualified dividend income," provided that AGL is not a PFIC and certain other requirements, including stock holding period requirements, are satisfied. Note, however, that legislation has periodically been introduced in the U.S. Congress intending to limit the availability of this preferential dividend tax rate where dividends are paid by corporations resident in foreign jurisdictions deemed to be "tax haven" jurisdictions for this purpose.

Classification of AGL or its Foreign Subsidiaries as a Controlled Foreign Corporation. Each 10% U.S. Shareholder (as defined below) of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the foreign corporation, directly or indirectly through foreign entities, on the last day of the foreign corporation's taxable year on which it is CFC, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. "Subpart F income" of a foreign insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income). A foreign corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (i.e., "constructively")) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or more than 50% of the total value of all stock of such corporation on any day during the taxable year of such corporation. For purposes of taking into account insurance income, a CFC also includes a foreign insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation. A "10% U.S. Shareholder" is a U.S. Person who owns (directly, indirectly through foreign entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. AGL believes that because of the dispersion of AGL's share ownership, provisions in AGL's organizational documents that limit voting power (these provisions are described in "Description of Share Capital") and other factors, no U.S. Person who owns shares of AGL directly or indirectly through one or more foreign entities should be treated as owning (directly, indirectly through foreign entities, or constructively), 10% or more of the total voting power of all classes of shares of AGL or any of its foreign subsidiaries. It is possible, however, that the Internal Revenue Service ("IRS") could challenge the effectiveness of these provisions and that a court could sustain such a challenge. In addition, the direct and indirect subsidiaries of AGUS are characterized as CFCs and any subpart F income generated will be included in the gross income of the applicable domestic subsidiaries in the AGL group.

The RPII CFC Provisions. The following discussion generally is applicable only if the RPII of AG Re or any other foreign insurance subsidiary that has not made an election under section 953(d) of the Code to be treated as a U.S. corporation for all U.S. federal tax purposes or are CFCs owned directly or indirectly by AGUS (each a "Foreign Insurance Subsidiary" or collectively, with AG Re, the "Foreign Insurance Subsidiaries") determined on a gross basis, is 20% or more of the Foreign Insurance Subsidiary's gross insurance income for the taxable year and the 20% Ownership Exception (as defined below) is not met. The following discussion generally would not apply for any taxable year in which the Foreign Insurance Subsidiary's gross RPII falls below the 20% threshold or the 20% Ownership Exception is met. Although the Company cannot be certain, it believes that each Foreign Insurance Subsidiary has been, in prior years of operations, and will be, for the foreseeable future, either below the 20% threshold or in compliance with the requirements of 20% Ownership Exception for each tax year.

RPII is any "insurance income" (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "RPII shareholder" (as defined below) or a "related person" (as defined below) to such RPII shareholder. In general, and subject to certain limitations, "insurance income" is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For purposes of inclusion of the RPII of a Foreign Insurance Subsidiary in the income of RPII shareholders, unless an exception applies, the term "RPII shareholder" means any U.S. Person who owns (directly or indirectly through foreign entities) any amount of AGL's common shares. Generally, the term "related person" for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A Foreign Insurance Subsidiary will be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through foreign entities or constructively) 25% or more of the shares of AGL by vote or value.

RPII Exceptions. The special RPII rules do not apply if (i) at all times during the taxable year less than 20% of the voting power and less than 20% of the value of the stock of AGL (the "20% Ownership Exception") is owned (directly or indirectly through entities) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by a Foreign Insurance Subsidiary or related persons to any such person, (ii) RPII, determined on a gross basis, is less than 20% of a Foreign Insurance Subsidiary's gross insurance income for the taxable year (the "20% Gross Income Exception), (iii) a Foreign Insurance Subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, and to waive all treaty benefits with respect to RPII and meet certain other requirements or (iv) a Foreign Insurance Subsidiary elects to be treated as a U.S. corporation and waive all treaty benefits and meet certain other requirements. The Foreign Insurance Subsidiaries do not intend to make either of these elections. Where none of these exceptions applies, each U.S. Person owning or treated as owning any shares in AGL (and therefore, indirectly, in a Foreign Insurance Subsidiary) on the last day of AGL's taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII for the portion of the taxable year during which a Foreign Insurance Subsidiary was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person's share of a Foreign Insurance Subsidiary's current-year earnings and profits as reduced by the U.S. Person's share, if any, of certain prior-year deficits in earnings and profits. The Foreign Insurance Subsidiaries intend to operate in a manner that is intended to ensure that each qualifies for either the 20% Gross Income Exception or 20% Ownership Exception.

Computation of RPII. For any year in which a Foreign Insurance Subsidiary does not meet the 20% Ownership Exception or the 20% Gross Income Exception, AGL may also seek information from its shareholders as to whether beneficial owners of shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent AGL is unable to determine whether a beneficial owner of shares is a U.S. Person, AGL may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders. The amount of RPII includable in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses. If a Foreign Insurance Subsidiary meets the 20% Ownership Exception or the 20% Gross Income Exception, RPII shareholders will not be required to include RPII in their taxable income.

Apportionment of RPII to U.S. Holders. Every RPII shareholder who owns shares on the last day of any taxable year of AGL in which a Foreign Insurance Subsidiary does not meet the 20% Ownership Exception or the 20% Gross Income Exception should expect that for such year it will be required to include in gross income its share of a Foreign Insurance Subsidiary's RPII for the portion of the taxable year during which the Foreign Insurance Subsidiary was a CFC under the RPII provisions, whether or not distributed, even though it may not have owned the shares throughout such period. A RPII shareholder who owns shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of the Foreign Insurance Subsidiary's RPII.

Basis Adjustments. An RPII shareholder's tax basis in its common shares will be increased by the amount of any RPII the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by AGL out of previously taxed RPII income. The RPII shareholder's tax basis in its common shares will be reduced by the amount of such distributions that are excluded from income.

Uncertainty as to Application of RPII. The RPII provisions are complex and have never been interpreted by the courts or the Treasury Department in final regulations; regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the Treasury Department to prescribe "such regulations as may be necessary to carry out the purpose of this subsection including regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." Accordingly, the meaning of the RPII provisions and the application thereof to the Foreign Insurance Subsidiaries is uncertain. In addition, the Company cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investor which does business with a Foreign Insurance Subsidiary and is considering an investment in common shares should consult his tax advisor as to the effects of these uncertainties.

Information Reporting. Under certain circumstances, U.S. Persons owning shares (directly, indirectly or constructively) in a foreign corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder, (ii) a 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation and who owned the stock on the last day of that year; and (iii) under certain circumstances, a U.S. Person who acquires stock in a foreign corporation and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC. For any taxable year in which AGL determines that the 20% Gross Income Exception and the 20% Ownership Exception does not apply, AGL will provide to all U.S. Persons registered as shareholders of its shares a completed IRS Form 5471 or the relevant information necessary to complete the form. Failure to file IRS Form 5471 may result in penalties. In addition, U.S. shareholders should consult their tax advisors with respect to other information reporting requirements that may be applicable to them.

For taxable years beginning after March 18, 2010, the Code requires that any individual owning an interest in "specified foreign financial assets," including an interest in a foreign entity (such as AGL) that is not held in an account maintained by a financial institution, the value of which in the aggregate exceeds certain thresholds, attach IRS Form 8938 to his or her tax return for the year that provides detailed disclosure of such assets. Penalties may be assessed for failure to comply. Future guidance is expected to provide that certain domestic entities would also be subject to this reporting requirement in the future.

Tax-Exempt Shareholders. Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII Shareholder also must file IRS Form 5471 in certain circumstances.

Dispositions of AGL's Shares. Subject to the discussions below relating to the potential application of the Code section 1248 and PFIC rules, holders of shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for individuals (subject to increase in 2013 without Congressional action) and 35% for corporations. Moreover, gain, if any, generally will be a U.S. source gain and generally will constitute "passive income" for foreign tax credit limitation purposes.

Code section 1248 provides that if a U.S. Person sells or exchanges stock in a foreign corporation and such person owned, directly, indirectly through foreign entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC's earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). The Company believes that because of the dispersion of AGL's share ownership, provisions in AGL's organizational documents that limit voting power and other factors that no U.S. shareholder of AGL should be treated as owning (directly, indirectly through foreign entities or constructively) 10% of more of the total voting power of AGL; to the extent this is the case this application of Code Section 1248 under the regular CFC rules should not apply to dispositions of AGL's shares. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge. A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, AGL will provide a completed IRS Form 5471 or the relevant information necessary to complete the Form. Code section 1248 in conjunction with the RPII rules also applies to the sale or exchange of shares in a foreign corporation if the foreign corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or whether the 20% Ownership Exception or 20% Gross Income Exception applies. Existing proposed regulations do not address whether Code section 1248 would apply if a foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. The Company believes, however, that this application of Code section 1248 under the RPII rules should not apply to dispositions of AGL's shares because AGL will not be directly engaged in the insurance business. The Company cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of common shares.

Passive Foreign Investment Companies. In general, a foreign corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes "passive income" (the "75% test") or (ii) 50% or more of its assets produce passive income (the "50% test").

If AGL were characterized as a PFIC during a given year, each U.S. Person holding AGL's shares would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an "excess distribution" with respect to, their shares, unless such person (i) is a 10% U.S. Shareholder and AGL is a CFC or (ii) made a "qualified electing fund election" or "mark-to-market" election. It is uncertain that AGL would be able to provide its shareholders with the information necessary for a U.S. Person to make a qualified electing fund election. In addition, if AGL were considered a PFIC, upon the death of any U.S. individual owning common shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the common shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the common shares during the three preceding taxable years (or shorter period during which the taxpayer held common shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the common shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the common shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder's period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition, a distribution paid by AGL to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business... is not treated as passive income." The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated as if it "received directly its proportionate share of the income..." and as if it "held its proportionate share of the assets..." of any other corporation in which it owns at least 25% of the value of the stock.

The insurance income exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. The Company expects, for purposes of the PFIC rules, that each of AGL's insurance subsidiaries will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, none of the income or assets of AGL's insurance subsidiaries should be treated as passive. Additionally, the Company expects that in each year of operations the passive income and assets of AGL's non-insurance subsidiaries will not exceed the 75% test or 50% test amounts in each year of operations with respect to the overall income and assets of AGL and its subsidiaries. Under the look-through rule AGL should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of the 75% test and the 50% test. As a result, the Company believes that AGL was not and should not be treated as a PFIC. The Company cannot be certain, however, as there are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming, that the IRS will not successfully challenge this position. Prospective investors should consult their tax advisor as to the effects of the PFIC rules.

Foreign tax credit. If U.S. Persons own a majority of AGL's common shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by AGL (including any gain from the sale of common shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitations. The Company will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the "subpart F income," RPII and dividends that are foreign source income will constitute either "passive" or "general" income. Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

Information Reporting and Backup Withholding on Distributions and Disposition Proceeds. Information returns may be filed with the IRS in connection with distributions on AGL's common shares and the proceeds from a sale or other disposition of AGL's common shares unless the holder of AGL's common shares establishes an exemption from the information reporting rules. A holder of common shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or non-U.S. Person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person's U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is furnished to the IRS.

Changes in U.S. Federal Income Tax Law Could Materially Adversely Affect AGL or AGL's Shareholders. Legislation has been introduced from time to time in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the U.S. but have certain U.S. connections. For example, legislation has been introduced in Congress to limit the deductibility of reinsurance premiums paid by U.S. companies to foreign affiliates. It is possible that this or similar legislation could be introduced in and enacted by the current Congress or future Congresses that could have an adverse impact on AGL or AGL's shareholders.

Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has RPII are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to an insurance company. Additionally, the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. The Company cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

Description of Share Capital

The following summary of AGL's share capital is qualified in its entirety by the provisions of Bermuda law, AGL's memorandum of association and its Bye-Laws, copies of which are incorporated by reference as exhibits to this Annual Report on Form 10-K.

AGL's authorized share capital of $5,000,000 is divided into 500,000,000 shares, par value U.S. $0.01 per share, of which 194,168,651 common shares were issued and outstanding as of February 22, 2013. Except as described below, AGL's common shares have no pre-emptive rights or other rights to subscribe for additional common shares, no rights of redemption, conversion or exchange and no sinking fund rights. In the event of liquidation, dissolution or winding-up, the holders of AGL's common shares are entitled to share equally, in proportion to the number of common shares held by such holder, in AGL's assets, if any remain after the payment of all AGL's debts and liabilities and the liquidation preference of any outstanding preferred shares. Under certain circumstances, AGL has the right to purchase all or a portion of the shares held by a shareholder. See "—Acquisition of Common Shares by AGL" below.

Voting Rights and Adjustments

In general, and except as provided below, shareholders have one vote for each common share held by them and are entitled to vote with respect to their fully paid shares at all meetings of shareholders. However, if, and so long as, the common shares (and other of AGL's shares) of a shareholder are treated as "controlled shares" (as determined pursuant to section 958 of the Code) of any U.S. Person and such controlled shares constitute 9.5% or more of the votes conferred by AGL's issued and outstanding shares, the voting rights with respect to the controlled shares owned by such U.S. Person shall be limited, in the aggregate, to a voting power of less than 9.5% of the voting power of all issued and outstanding shares, under a formula specified in AGL's Bye-laws. The formula is applied repeatedly until there is no U.S. Person whose controlled shares constitute 9.5% or more of the voting power of all issued and outstanding shares and who generally would be required to recognize income with respect to AGL under the Code if AGL were a controlled foreign corporation as defined in the Code and if the ownership threshold under the Code were 9.5% (as defined in AGL's Bye-Laws as a "9.5% U.S. Shareholder"). In addition, AGL's Board of Directors may determine that shares held carry different voting rights when it deems it appropriate to do so to (i) avoid the existence of any 9.5% U.S. Shareholder; and (ii) avoid adverse tax, legal or regulatory consequences to AGL or any of its subsidiaries or any direct or indirect holder of shares or its affiliates.

"Controlled shares" includes, among other things, all shares of AGL that such U.S. Person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code). Further, these provisions do not apply in the event one shareholder owns greater than 75% of the voting power of all issued and outstanding shares.

Under these provisions, certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership. AGL's Bye-laws provide that it will use its best efforts to notify shareholders of their voting interests prior to any vote to be taken by them.

AGL's Board of Directors is authorized to require any shareholder to provide information for purposes of determining whether any holder's voting rights are to be adjusted, which may be information on beneficial share ownership, the names of persons having beneficial ownership of the shareholder's shares, relationships with other shareholders or any other facts AGL's Board of Directors may deem relevant. If any holder fails to respond to this request or submits incomplete or inaccurate information, AGL's Board of Directors may eliminate the shareholder's voting rights. All information provided by the shareholder will be treated by AGL as confidential information and shall be used by AGL solely for the purpose of establishing whether any 9.5% U.S. Shareholder exists and applying the adjustments to voting power (except as otherwise required by applicable law or regulation).

Restrictions on Transfer of Common Shares

AGL's Board of Directors may decline to register a transfer of any common shares under certain circumstances, including if they have reason to believe that any adverse tax, regulatory or legal consequences to the Company, any of its subsidiaries or any of its shareholders or indirect holders of shares or its Affiliates may occur as a result of such transfer (other than such as AGL's Board of Directors considers de minimis). Transfers must be by instrument unless otherwise permitted by the Companies Act.

The restrictions on transfer and voting restrictions described above may have the effect of delaying, deferring or preventing a change in control of Assured Guaranty.

Acquisition of Common Shares by AGL

Under AGL's Bye-Laws and subject to Bermuda law, if AGL's Board of Directors determines that any ownership of AGL's shares may result in adverse tax, legal or regulatory consequences to AGL, any of AGL's subsidiaries or any of AGL's shareholders or indirect holders of shares or its Affiliates (other than such as AGL's Board of Directors considers de minimis), AGL has the option, but not the obligation, to require such shareholder to sell to AGL or to a third party to whom AGL assigns the repurchase right the minimum number of common shares necessary to avoid or cure any such adverse consequences at a price determined in the discretion of the Board of Directors to represent the shares' fair market value (as defined in AGL's Bye-Laws).

Other Provisions of AGL's Bye-Laws

AGL's Board of Directors and Corporate Action

AGL's Bye-Laws provide that AGL's Board of Directors shall consist of not less than three and not more than 21 directors, the exact number as determined by the Board of Directors. AGL's Board of Directors consists of eleven persons. In 2011, AGL's Bye-laws were amended to eliminate the classified board structure and provide for the annual election of all directors without affecting the current term of any director then in office. Accordingly, at the 2012 Annual General Meeting, eight directors were elected for annual terms and three directors continue to serve terms expiring at the 2013 Annual General Meeting, at which time all directors will be elected annually.

Shareholders may only remove a director for cause (as defined in AGL's Bye-Laws) at a general meeting, provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention to do so and shall be provided to that director at least two weeks before the meeting. Vacancies on the Board of Directors can be filled by the Board of Directors if the vacancy occurs in those events set out in AGL's Bye-Laws as a result of death, disability, disqualification or resignation of a director, or from an increase in the size of the Board of Directors.

Generally under AGL's Bye-Laws, the affirmative votes of a majority of the votes cast at any meeting at which a quorum is present is required to authorize a resolution put to vote at a meeting of the Board of Directors. Corporate action may also be taken by a unanimous written resolution of the Board of Directors without a meeting. A quorum shall be at least one-half of directors then in office present in person or represented by a duly authorized representative, provided that at least two directors are present in person.

Shareholder Action

At the commencement of any general meeting, two or more persons present in person and representing, in person or by proxy, more than 50% of the issued and outstanding shares entitled to vote at the meeting shall constitute a quorum for the transaction of business. In general, any questions proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the Bye-Laws.

The Bye-Laws contain advance notice requirements for shareholder proposals and nominations for directors, including when proposals and nominations must be received and the information to be included.

Amendment

The Bye-Laws may be amended only by a resolution adopted by the Board of Directors and by resolution of the shareholders.

Voting of Non-U.S. Subsidiary Shares

If AGL is required or entitled to vote at a general meeting of any of AG Re, AGFOL or any other of its directly held non-U.S. subsidiaries, AGL's Board of Directors shall refer the subject matter of the vote to AGL's shareholders and seek direction from such shareholders as to how they should vote on the resolution proposed by the non-U.S. subsidiary. AGL's Board of Directors in its discretion shall require substantially similar provisions are or will be contained in the bye-laws (or equivalent governing documents) of any direct or indirect non-U.S. subsidiaries other than U.K. and AGRO.

Employees

As of December 31, 2012, the Company had 319 employees. None of the Company's employees are subject to collective bargaining agreements. The Company believes that employee relations are satisfactory.

Available Information

The Company maintains an Internet web site at *www.assuredguaranty.com*. The Company makes available, free of charge, on its web site (under Investor Information/SEC Filings) the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 (a) or 15 (d) of the Exchange Act as soon as reasonably practicable after the Company files such material with, or furnishes it to, the SEC. The Company also makes available, free of charge, through its web site (under About Us/Corporate Governance) links to the Company's Corporate Governance Guidelines, its Code of Conduct and the charters for its Board Committees.

The Company routinely posts important information for investors on its web site (under About Us/Company Statements and under Investor Information). The Company uses this web site as a means of disclosing material, non-public information and for complying with its disclosure obligations under SEC Regulation FD (Fair Disclosure). Accordingly, investors should monitor the Company Statements and Investor Information portions of the Company's web site, in addition to following the Company's press releases, SEC filings, public conference calls, presentations and webcasts.

The information contained on, or that may be accessed through, the Company's web site is not incorporated by reference into, and is not a part of, this report.

ITEM 1A. RISK FACTORS

You should carefully consider the following information, together with the information contained in AGL's other filings with the SEC. The risks and uncertainties discussed below are not the only ones the Company faces. However, these are the risks that the Company's management believes are material. The Company may face additional risks or uncertainties that are not presently known to the Company or that management currently deems immaterial, and such risks or uncertainties also may impair its business or results of operations. The risks discussed below could result in a significant or material adverse effect on the Company's financial condition, results of operations, liquidity or business prospects.

Risks Related to the Company's Expected Losses

Recorded estimates of expected losses are subject to uncertainties and such estimates may not be adequate to cover potential paid claims.

The financial guaranties issued by the Company's insurance subsidiaries insure the credit performance of the guaranteed obligations over an extended period of time, in some cases over 30 years, and in most circumstances, the Company has no right to cancel such financial guaranties. As a result, the Company's estimate of ultimate losses on a policy is subject to significant uncertainty over the life of the insured transaction due to the potential for significant variability in credit performance as a result of changing economic, fiscal and financial market variability over the long duration of most contracts. If the Company is required to make claim payments, even if it is reimbursed in full over time and does not experience ultimate loss on a particular policy, such claim payments would reduce the Company's invested assets and therefore result in reduced liquidity and net investment income.

In addition, as a result of market changes, although the Company may not experience ultimate loss on a particular policy, the Company has exposure to infrastructure transactions with refinancing risk as to which the Company may need to make claim payments that it did not anticipate paying when the policies were issued; the aggregate amount of the claim payments may be substantial and reimbursement may not occur for an extended time, if at all. For the three largest transactions with significant refinancing risk, the Company may be exposed to, and subsequently recover, payments aggregating $1.4 billion. The claim payments are anticipated to occur substantially between 2014 and 2017, while the recoveries could take 20-45 years, depending on the transaction and the performance of the underlying collateral. For more information about this risk, see "The Company may require additional capital from time to time, including from soft capital and liquidity credit facilities, which may not be available or may be available only on unfavorable terms" under "Risks Related to the Company's Capital and Liquidity Requirements" below.

The determination of expected loss is an inherently subjective process involving numerous estimates, assumptions and judgments by management, using both internal and external data sources with regard to frequency, severity of loss, economic projections and other factors that affect credit performance. The Company does not use traditional actuarial approaches to determine its estimates of expected losses. Actual losses will ultimately depend on future events or transaction performance. As a result, the Company's current estimates of probable and estimable losses may not reflect the Company's future ultimate claims paid. If the Company's actual losses exceed its current estimate, this may result in adverse effects on the Company's financial condition, results of operations, liquidity, business prospects, financial strength ratings and ability to raise additional capital.

During the recent financial crisis, certain sectors within the Company's insured portfolio experienced losses far in excess of initial expectations. The Company's loss experience, particularly in respect of its insured RMBS transactions, demonstrated the limited value of historical loss data in predicting future losses. The Company's loss reserve models take into account current and expected future trends in loss severities, which for RMBS transactions, contemplate the impact of current and probable foreclosure liquidation expectations, default rates, prepayment speeds, the impact of governmental economic and consumer stimulation programs and other factors impacting the transactional cash flows and ultimately losses. These factors, which are integral elements of the Company's reserve estimation methodology, are updated on a quarterly basis based on current U.S. RMBS performance data. The Company's net par outstanding as of December 31, 2012 and December 31, 2011 for U.S. RMBS was $17.8 billion and $21.6 billion, respectively, of which $7.2 billion and $8.4 billion, respectively, was rated investment grade under the Company's rating methodology. For a discussion of the Company's review of its RMBS transactions, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Consolidated Results of Operations—Losses in the Insured Portfolio."

The Company's estimate of expected RMBS losses takes into account expected recoveries from sellers and originators of the underlying residential mortgages. RMBS transaction documentation generally specifies that the seller or originator must repurchase a loan from the RMBS transaction if the seller or originator has breached its representations and warranties regarding that loan and if that breach materially and adversely affects (a) the interests of the trust, the trustee, the noteholders or the financial guaranty insurer in the mortgage loan or (b) the value of the mortgage loan. In order to enforce the repurchase remedy, the Company has been reviewing mortgage loan files for RMBS transactions that it has insured in order to identify the loans that the Company believes violate the seller's or originator's representations and warranties regarding the characteristics of such loans. The Company then submits or "puts back" such loans to the sellers or originators for repurchase from the RMBS transaction.

The Company's efforts to put back loans for breaches of representations and warranties have been subject to a number of difficulties. First, the review itself is time-consuming and costly and may not necessarily result in a greater amount of recoveries than the costs incurred in this process. In addition, the sellers or originators may challenge the Company's ability to complete this process, including without limitation, by refusing to make the loan files available to the Company; asserting that there has been no breach or that any such breach is not material; or delaying or otherwise prolonging the repayment process. The Company may also need to rely on the trustee of the insured transaction to enforce this remedy on its behalf and the trustee may be unable or unwilling to pursue the remedy in a manner that is satisfactory to the Company.

The amount of recoveries that the Company receives from the sellers or originators is also subject to considerable uncertainty, which may affect the amount of ultimate losses the Company pays on the transaction. For instance, the Company may determine to accept a negotiated settlement with a seller or originator in lieu of a repurchase of mortgage loans, in which case, current estimates of expected recoveries may differ from actual recoveries. In many cases, when a seller or originator has not complied with its obligation to repurchase mortgage loans or when attempts to arrive at a negotiated settlement have not been successful, the Company has commenced litigation in order to enforce its rights and remedies. Litigation is expensive, necessitates substantial senior management resources, may not be resolved for a number of years and may result in unfavorable outcomes. Additionally, the Company may be unable to enforce the repurchase remedy because of a deterioration in the financial position of the seller or originator to a point where it does not have the financial wherewithal to pay. Furthermore, a portion of the expected recoveries are derived from the Company's estimates of the number of loans that will both default in the future and be found to have material breaches of representations and warranties. The Company has estimated future recoveries based on its experience to date, has discounted the success rate it has been experiencing in recognition of the uncertainties described herein and has also excluded any credit for repurchases by sellers or originators the Company believes do not have the financial wherewithal to pay. Although the Company believes that its methodology for extrapolating estimated recoveries is appropriate for evaluating the amount of potential recoveries, actual recoveries may differ materially from those estimated.

The methodologies that the Company uses to estimate expected losses in general and for any specific obligation in particular may not be similar to methodologies used by the Company's competitors, counterparties or other market participants. For additional discussion of the Company's reserve methodologies, see Note 6, Expected Loss to be Paid, of the Financial Statements and Supplementary Data.

Risks Related to the Company's Financial Strength and Financial Enhancement Ratings

A downgrade of the financial strength or financial enhancement ratings of any of the Company's insurance and reinsurance subsidiaries would adversely affect its business and prospects and, consequently, its results of operations and financial condition.

The financial strength and financial enhancement ratings assigned by S&P and Moody's to the Company's insurance and reinsurance subsidiaries provide the rating agencies' opinions of the insurer's financial strength and ability to meet ongoing obligations to policyholders and cedants in accordance with the terms of the financial guaranties it has issued or the reinsurance agreements it has executed. The ratings also reflect qualitative factors, such as the rating agencies' opinion of an insurer's business strategy and franchise value, the anticipated future demand for its product, the composition of its portfolio, and its capital adequacy, profitability and financial flexibility. Issuers, investors, underwriters, credit derivative counterparties, ceding companies and others consider the Company's financial strength or financial enhancement ratings an important factor when deciding whether or not to utilize a financial guaranty or purchase reinsurance from the Company's insurance or reinsurance subsidiaries. A downgrade by a rating agency of the financial strength or financial enhancement ratings of the Company's subsidiaries could impair the Company's financial condition, results of operation, liquidity, business prospects or other aspects of the Company's business.

The ratings assigned by the rating agencies that publish financial strength or financial enhancement ratings on the Company's insurance subsidiaries are subject to frequent review and may be lowered by a rating agency as a result of a number of factors, including, but not limited to, the rating agency's revised stress loss estimates for the Company's portfolio, adverse developments in the Company's or the subsidiaries' financial conditions or results of operations due to underwriting or investment losses or other factors, changes in the rating agency's outlook for the financial guaranty industry or in the markets in which the Company operates, or a revision in the rating agency's capital model or ratings methodology. Their reviews occur at any time and without notice to the Company and could result in a decision to downgrade, revise or withdraw the financial strength or financial enhancement ratings of AGL's insurance and reinsurance subsidiaries.

Since 2008, each of S&P and Moody's has reviewed and downgraded the financial strength ratings of AGL's insurance and reinsurance subsidiaries, including AGC, AGM and AG Re. In addition, the rating agencies have from time to time changed the ratings outlook for certain of the Company's subsidiaries to "negative" from "stable" or have placed such ratings on watch for possible downgrade. For example, in March 2012, Moody's placed the ratings of AGL and its subsidiaries, including the insurance financial strength ratings of the AGL's insurance subsidiaries, on review for possible downgrade. The rating review was not concluded until January 17, 2013, when Moody's announced new credit ratings for AGL and its subsidiaries, including lower insurance financial strength ratings of A2 (Stable Outlook) for AGM, A3 (Stable Outlook) for AGC and Baa1 (Stable Outlook) for AG Re. In January 2011, S&P requested comments on proposed changes to its bond insurance ratings criteria, noting that it could lower its financial strength ratings on existing investment-grade bond insurers by one or more rating categories if the proposed criteria were adopted. The resulting uncertainty over the Company's financial strength ratings was not resolved until November 30, 2011, when S&P downgraded the counterparty credit and financial strength ratings of AGM and AGC to AA- (Stable Outlook).

The Company believes that these rating agency actions and proposals have reduced the Company's new business opportunities and have also affected the value of the Company's product to issuers and investors. The insurance subsidiaries' financial strength ratings are an important competitive factor in the financial guaranty insurance and reinsurance markets. If the financial strength or financial enhancement ratings of any of the Company's insurance subsidiaries were reduced below current levels, the Company expects it would have further adverse effect on its future business opportunities as well as the premiums it could charge for its insurance policies and consequently, a downgrade could harm the Company's new business production, results of operations and financial condition.

In addition, a downgrade may have a negative impact on the Company in respect of transactions that it has insured or reinsurance that it has assumed.

- For example, a downgrade of one of the Company's insurance subsidiaries may result in increased claims under financial guaranties such subsidiary has issued. Under variable rate demand obligations insured by AGM, the January 2013 Moody's downgrade of AGM and any further downgrades past rating levels specified in the transaction documents could result in the municipal obligor paying a higher rate of interest and in such obligations amortizing on a more accelerated basis than expected when the obligations originally were issued; if the municipal obligor is unable to make such interest or principal payments, AGM may receive a claim under its financial guaranty.

  Under interest rate swaps insured by AGM, the January 2013 Moody's downgrade of AGM and any further downgrades past specified rating levels could entitle the municipal obligor's swap counterparty to terminate the swap; if the municipal obligor owed a termination payment as a result and were unable to make such payment, AGM may receive a claim if its financial guaranty guaranteed such termination payment. For more information about increased claim payments the Company may potentially make, see Note 7, Financial Guaranty Insurance Losses, of the Financial Statements and Supplementary Data, –Ratings Impact on Financial Guaranty Business.

- In addition, as discussed in greater detail under "Liquidity and Capital Resources—Commitments and Contingencies—Recourse Credit Facilities—2009 Strip Coverage Facility" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," the January 2013 Moody's downgrade of AGM may result in early termination of all leases under leveraged lease transactions insured by AGM. Upon early termination of a lease, to the extent the early termination payment owing to the lessor within such a transaction is not paid by the municipal lessee, a claim could be made to AGM under its financial guaranty. To mitigate this risk, AGM has entered into a liquidity facility with Dexia Crédit Local S.A. to finance the potential payment of claims under these policies. See "Risks Related to the AGMH Acquisition—The Company has substantial exposure to credit and liquidity risks from Dexia" within these Risk Factors.

- Furthermore, a downgrade of AGC and AG Re could result in ceding companies recapturing business that they had ceded to these reinsurers. See "The downgrade of the financial strength ratings of AG Re or of AGC gives reinsurance counterparties the right to recapture ceded business, which would lead to a reduction in the Company's unearned premium reserve and related earnings on such reserve" below.

- Separately, in certain other transactions beneficiaries of financial guaranties issued by the Company's insurance subsidiaries may have the right to cancel the credit protection offered by the Company, which would result in the loss of future premium earnings and the reversal of any fair value gains or losses recorded by the Company.

If AGC's financial strength or financial enhancement ratings were downgraded, the Company could be required to post additional collateral under certain of its credit derivative contracts or certain of the Company's counterparties could have a right to terminate such credit derivative contract. See "If AGC's financial strength or financial enhancement ratings were downgraded, the Company could be required to make termination payments or post collateral under certain of its credit derivative contracts, which could impair its liquidity, results of operations and financial condition" below.

If AGM's financial strength or financial enhancement ratings were downgraded, AGM-insured GICs issued by the former AGMH subsidiaries that conducted AGMH's Financial Products Business (the "Financial Products Companies") may come due or may come due absent the provision of collateral by the GIC issuers. The Company relies on agreements pursuant to which Dexia has agreed to guarantee or lend certain amounts, or to post liquid collateral, in regards to AGMH's former financial products business. See "Risks Related to the AGMH Acquisition—The Company has substantial exposure to credit and liquidity risks from Dexia."

If AGC's financial strength or financial enhancement ratings were downgraded, the Company could be required to make termination payments or post collateral under certain of its credit derivative contracts, which could impair its liquidity, results of operations and financial condition.

Within the Company's insured CDS portfolio, the transaction documentation for approximately $2.0 billion in CDS gross par insured as of December 31, 2012 provides that a downgrade of AGC's financial strength rating below BBB- or Baa3 would constitute a termination event that would allow the relevant CDS counterparty to terminate the affected transactions. If the CDS counterparty elected to terminate the affected transactions, AGC could be required to make a termination payment (or may be entitled to receive a termination payment from the CDS counterparty). Of the transactions described above, for one of the CDS counterparties, a downgrade of AGC's financial strength rating below A- or A3 (but not below BBB- or Baa3) would constitute a termination event for which the Company has the right to cure by posting collateral, assigning its rights and obligations in respect of the transactions to a third party, or seeking a third party guaranty of its obligations. No counterparty had a right to terminate any transactions as a result of the January 2013 Moody's downgrade of AGC. The Company does not believe that it can accurately estimate the termination payments AGC could be required to make if, as a result of any such downgrade, a CDS counterparty terminated the affected transactions. These payments could have a material adverse effect on the Company's liquidity and financial condition.

The transaction documentation for approximately $13.2 billion in CDS gross par insured as of December 31, 2012 requires certain of the Company's insurance subsidiaries to post eligible collateral to secure its obligations to make payments under such contracts based on (i) the mark-to-market valuation of the underlying exposure and (ii) in some cases, the financial strength ratings of such subsidiaries. Eligible collateral is generally cash or U.S. government or agency securities; eligible collateral other than cash is valued at a discount to the face amount. As a result of the January 2013 Moody's downgrade of AGC's financial strength rating, AGC was required under such transaction documentation to post approximately $70 million of additional collateral, for a total amount posted by the Company's insurance subsidiaries of approximately $728 million (which amount reflects some of the eligible collateral being valued at a discount to the face amount).

- For approximately $12.8 billion of such contracts, AGC has negotiated caps such that, after giving effect to the January 2013 Moody's downgrade of AGC, the posting requirement cannot exceed on a cash basis more than $675 million, regardless of the mark-to-market valuation of the exposure or the financial strength ratings of AGC. Such capped amount is part of the approximately $728 million being posted by the Company's insurance subsidiaries.

- For the remaining approximately $400 million of such contracts, AGC could be required from time to time to post additional collateral based on movements in the mark-to-market valuation of the underlying exposure. Of the $728 million being posted by the Company's insurance subsidiaries, approximately $68 million relate to such $400 million of notional.

The downgrade of the financial strength ratings of AG Re or of AGC gives reinsurance counterparties the right to recapture ceded business, which would lead to a reduction in the Company's unearned premium reserve and related earnings on such reserve.

With respect to a significant portion of the Company's in-force financial guaranty assumed business, based on AG Re's and AGC's current ratings and subject to the terms of each reinsurance agreement, the third party ceding company may have the right to recapture assumed business ceded to AG Re and AGC, and assets representing substantially all of the statutory unearned premium (net of ceding commissions) and loss reserves (if any) associated with that business. As of December 31, 2012, AG Re had posted $328 million of collateral in trust accounts for the benefit of third party ceding companies to secure its obligations under its reinsurance agreements, excluding contingency reserves. The equivalent amount for AGC is $147 million; AGC is not required to post collateral. In February 2013, AG Re posted an additional $27 million of collateral due to the January 2013 downgrade by Moody's of its financial strength rating to Baa1. At December 31, 2012, the amount of additional ceding commission for AG Re was $8 million.

Actions taken by the rating agencies with respect to capital models and rating methodology of the Company's business or changes in capital charges or downgrades of transactions within its insured portfolio may adversely affect its ratings, business prospects, results of operations and financial condition.

The rating agencies from time to time have evaluated the Company's capital adequacy under a variety of scenarios and assumptions. The rating agencies do not always supply clear guidance on their approach to assessing the Company's capital adequacy and the Company may disagree with the rating agencies' approach and assumptions. Changes in the rating agencies' capital models and rating methodology, including loss assumptions and capital requirements for the Company's investment and insured portfolios, could require the Company to raise additional capital to maintain its current ratings levels, even if there are no adverse developments with respect to any specific investment or insured risk. The amount of such capital required may be substantial, and may not be available to the Company on favorable terms and conditions or at all. Accordingly, the Company cannot ensure that it will seek to, or be able to, complete the capital raising. The failure to raise additional required capital could result in a downgrade of the Company's ratings, which could be one or more ratings categories, and thus have an adverse impact on its business, results of operations and financial condition. See "Risks Related to the Company's Capital and Liquidity Requirements—The Company may require additional capital from time to time, including from soft capital and liquidity credit facilities, which may not be available or may be available only on unfavorable terms."

The rating agencies assess each individual credit (including potential new credits) insured by the Company based on a variety of factors, including the nature of the credit, the nature of the support or credit enhancement for the credit, its tenor, and its expected and actual performance. This assessment determines the amount of capital the Company is required to maintain against that credit to maintain its financial strength ratings under the relevant rating agency's capital adequacy model. Factors influencing rating agencies' actions, including their assessments of individual credits, are beyond management's control and not always known to the Company. In the event of an actual or perceived deterioration in creditworthiness, a reduction in the underlying rating or a change in a rating agency's capital model methodology, that rating agency may require the Company to increase the amount of capital allocated to support the affected credits, regardless of whether losses actually occur, or against potential new business. Significant reductions in the rating agencies' assessments of credits in the Company's insured portfolio can produce significant increases in the amount of capital required for the Company to maintain its financial strength ratings under the rating agencies' capital adequacy models, which may require the Company to seek additional capital. We cannot assure you that the Company's capital position will be adequate to meet such increased capital requirements or that the Company will be able to secure additional capital, especially at a time of actual or perceived deterioration in the creditworthiness of new or existing credits. Unless the Company is able to increase the amount of its available capital, an increase in the amount of capital the Company is required to maintain its credit ratings under the rating agencies' capital adequacy models could result in a downgrade of the Company's financial strength ratings and could have an adverse effect on its ability to write new business.

Since 2008, Moody's and S&P have announced the downgrade of, or other negative ratings actions with respect to, a large number of structured finance transactions, including certain transactions that the Company insures. Additional securities in the Company's insured portfolio may be reviewed and downgraded in the future. Moreover, the Company does not know which securities in its insured portfolio already have been reviewed by the rating agencies and if, or when, the rating agencies might review additional securities in its insured portfolio or review again securities that were previously reviewed and/or downgraded. Downgrades of the Company's insured credits will result in higher capital requirements for the Company under the relevant rating agency capital adequacy model. If the additional amount of capital required to support such exposures is significant, the Company may need to undertake certain actions in order to maintain its ratings, including, but not limited to, raising additional capital (which, if available, may not be available on terms and conditions that are favorable to the Company); curtailing new business; or paying to transfer a portion of its in-force business to generate rating agency capital. If the Company is unable to complete any of these capital initiatives, it could suffer ratings downgrades. These capital actions or ratings downgrades could adversely affect the Company's results of operations, financial condition, ability to write new business or competitive positioning.

Risks Related to the Financial, Credit and Financial Guaranty Markets

Improvement in the recent difficult conditions in the U.S. and world-wide financial markets has been gradual, and the Company's business, liquidity, financial condition and stock price may continue to be adversely affected.

The Company's loss reserves, profitability, financial position, insured portfolio, investment portfolio, cash flow, statutory capital and stock price could be materially affected by the U.S. and global markets. Upheavals in the financial markets can affect the Company's business through their effects on general levels of economic activity and employment. The global recession and disruption of the financial markets has led to concerns over capital markets access and the solvency of certain European Union member states, including Greece, Portugal, Ireland, Italy and Spain, and of financial institutions that have significant direct or indirect exposure to debt issued by these countries. Certain of the major rating agencies have downgraded the sovereign debt of Greece, Portugal and Ireland to below investment grade. The sovereign debt of Italy and Spain has also recently downgraded. The September 6, 2012 announcement of a European Central Bank program to purchase unlimited amounts of secondary market debt of euro area sovereigns that apply for a full macroeconomic adjustment or precautionary program from the European Financial Stability Facility / European Stability Mechanism has helped in the reduction of European sovereign yields. However, concerns remain over potential further economic and financial distress at these or other European Union member states. In the U.S., the unemployment rate remains high and housing prices have only recently shown signs of stabilization. The Company and its financial position will continue to be subject to risk of the global financial and economic conditions that could materially and negatively affect its ability to access the capital markets, the cost of the Company's debt, the demand for its products, the amount of losses incurred on transactions it guarantees, the value of its investment portfolio, its financial ratings and its stock price.

Issuers or borrowers whose securities or loans the Company insures or holds as well as the Company's counterparties under swaps and other derivative contracts may default on their obligations to the Company due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud or other reasons. Additionally, the underlying assets supporting structured finance securities that the Company's insurance subsidiaries have guaranteed may deteriorate, causing these securities to incur losses. These losses could be significantly more than the Company expects and could materially adversely impact its financial strength, ratings and prospects for future business.

The Company's access to funds under its credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding commitments. Those banks may not be able to meet their funding commitments to the Company if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from the Company and other borrowers within a short period of time. In addition, consolidation of financial institutions could lead to increased credit risk.

In addition, the Company's ability to raise equity, debt or other forms of capital is subject to market demand and other factors that could be affected by global financial market conditions. If the Company needed to raise capital to maintain its ratings and was unable to do so because of lack of demand for its securities, it could be downgraded by the rating agencies, which would impair the Company's ability to write new business.

Some of the state and local governments and entities that issue obligations the Company insures are experiencing unprecedented budget deficits and revenue shortfalls that could result in increased credit losses or impairments and capital charges on those obligations.

The economic crisis caused many state and local governments that issue some of the obligations the Company insures to experience significant budget deficits and revenue collection shortfalls that require them to significantly raise taxes and/or cut spending in order to satisfy their obligations. While the U.S. government has provided some financial support to state and local governments and although, in 2012, overall state revenues have increased, significant budgetary pressures remain, especially at the local government level. Certain local governments have sought protection from creditors under Chapter 9 of the Bankruptcy Code as a means of restructuring their outstanding debt. If the issuers of the obligations in the Company's public finance portfolio do not have sufficient funds to cover their expenses and are unable or unwilling to raise taxes, decrease spending or receive federal assistance, the Company may experience increased levels of losses or impairments on its public finance obligations, which could materially and adversely affect its business, financial condition and results of operations.

The Company's risk of loss on and capital charges for municipal credits could also be exacerbated by rating agency downgrades of municipal credit ratings. A downgraded municipal issuer may be unable to refinance maturing obligations or issue new debt, which could exacerbate the municipality's inability to service its debt. Downgrades could also affect the interest rate that the municipality must pay on its variable rate debt or for new debt issuance. Municipal credit downgrades, as with other downgrades, result in an increase in the capital charges the rating agencies assess when evaluating the Company's capital adequacy in their rating models. Significant municipal downgrades could result in higher capital requirements for the Company in order to maintain its financial strength ratings.

In addition, obligations supported by specified revenue streams, such as revenue bonds issued by toll road authorities, municipal utilities or airport authorities, may be adversely affected by revenue declines resulting from reduced demand, changing demographics or other factors associated with an economy in which unemployment remains high, housing prices have not yet stabilized and growth is slow. These obligations, which may not necessarily benefit from financial support from other tax revenues or governmental authorities, may also experience increased losses if the revenue streams are insufficient to pay scheduled interest and principal payments.

Adverse developments in the credit and financial guaranty markets have substantially increased uncertainty in the Company's business and may materially and adversely affect its financial condition, results of operations and future business.

Since mid-2007 there have been several adverse developments in the credit and financial guaranty markets that have affected the Company's business, financial condition, results of operation and future business prospects. In particular, U.S. residential mortgages and RMBS transactions that were issued in the 2005-2007 period have generated losses far higher than originally expected and higher than experienced in the last several decades. This poor performance led to price declines for RMBS securities and the rating agencies downgrading thousands of such transactions. In addition, the material amount of the losses that have been incurred by insurers of these mortgages, such as Fannie Mae or private mortgage insurers, by guarantors of RMBS securities or of securities that contain significant amounts of RMBS, and by purchasers of RMBS securities have resulted in the insolvency or significant financial impairment of many of these companies.

As a result of these adverse developments, investors have significant concerns about the financial strength of credit enhancement providers, which has substantially reduced the demand for financial guaranties in many fixed income markets. These concerns as well as the uncertain economic environment may adversely affect the Company in a number of ways, including requiring it to raise and hold more capital, reducing the demand for its direct guaranties or reinsurance, limiting the types of guaranties the Company offers, encouraging new competitors, making losses harder to estimate, making its results more volatile and making it harder to raise new capital. Furthermore, rating agencies and regulators could enhance the financial guaranty insurance company capital requirements, regulations or restrictions on the types or amounts of business conducted by monoline financial guaranty insurers.

Changes in interest rate levels and credit spreads could adversely affect demand for financial guaranty insurance as well as the Company's financial condition.

Demand for financial guaranty insurance generally fluctuates with changes in market credit spreads. Credit spreads, which are based on the difference between interest rates on high-quality or "risk free" securities versus those on lower-rated or uninsured securities, fluctuate due to a number of factors and are sensitive to the absolute level of interest rates, current credit experience and investors' willingness to purchase lower-rated or higher-rated securities. When interest rates are low, as they have been in 2012 and for the foreseeable future, or when the market is relatively less risk averse, the credit spread between high-quality or insured obligations versus lower- rated or uninsured obligations typically narrows or is "tight" and, as a result, financial guaranty insurance typically provides lower interest cost savings to issuers than it would during periods of relatively wider credit spreads. As a result, issuers are less likely to use financial guaranties on their new issues when credit spreads are tight, resulting in decreased demand or premiums obtainable for financial guaranty insurance, and thus a reduction in the Company's results of operations.

Conversely, in a deteriorating credit environment, credit spreads increase and become "wide", which increases the interest cost savings that financial guaranty insurance may provide and can result in increased demand for financial guaranties by issuers. However, if the weakening credit environment is associated with economic deterioration, the Company's insured portfolio could generate claims and loss payments in excess of normal or historical expectations. In addition, increases in market interest rate levels could reduce new capital markets issuances and, correspondingly, a decreased volume of insured transactions.

Competition in the Company's industry may adversely affect its revenues.

As described in greater detail under "Competition" in "Item 1. Business," the Company can face competition, either in the form of current or new providers of credit enhancement or in terms of alternative structures, including uninsured offerings, or pricing competition. Increased competition could have an adverse effect on the Company's insurance business.

The Company's financial position, results of operations and cash flows may be adversely affected by fluctuations in foreign exchange rates.

The Company's reporting currency is the U.S. dollar. The principal functional currencies of AGL's insurance and reinsurance subsidiaries include the U.S. dollar and U.K. sterling. Exchange rate fluctuations, which have been exacerbated by the recent turmoil in the European financial markets, relative to the functional currencies may materially impact the Company's financial position, results of operations and cash flows. Many of the Company's non-U.S. subsidiaries maintain both assets and liabilities in currencies different than their functional currency, which exposes the Company to changes in currency exchange rates. In addition, locally-required capital levels are invested in local currencies in order to satisfy regulatory requirements and to support local insurance operations regardless of currency fluctuations.

The principal currencies creating foreign exchange risk are the British pound sterling and the European Union euro. The Company cannot accurately predict the nature or extent of future exchange rate variability between these currencies or relative to the U.S. dollar. Exchange rates between these currencies and the U.S. dollar have fluctuated significantly in recent periods and may continue to do so in the future, which could adversely impact the Company's financial position, results of operations and cash flows.

The Company's international operations expose it to less predictable credit and legal risks.

The Company pursues new business opportunities in international markets and currently operates in various countries in Europe and the Asia Pacific region. The underwriting of obligations of an issuer in a foreign country involves the same process as that for a domestic issuer, but additional risks must be addressed, such as the evaluation of foreign currency exchange rates, foreign business and legal issues, and the economic and political environment of the foreign country or countries in which an issuer does business. Changes in such factors could impede the Company's ability to insure, or increase the risk of loss from insuring, obligations in the countries in which it currently does business and limit its ability to pursue business opportunities in other countries.

The Company's investment portfolio may be adversely affected by credit, interest rate and other market changes.

The Company's operating results are affected, in part, by the performance of its investment portfolio which consists primarily of fixed-income securities and short-term investments. As of December 31, 2012, the fixed maturity securities and short-term investments had a fair value of approximately $10.9 billion. Credit losses and changes in interest rates could have an adverse effect on its shareholders' equity and net income. Credit losses result in realized losses on the Company's investment portfolio, which reduce net income and shareholders' equity. Changes in interest rates can affect both shareholders' equity and investment income. For example, if interest rates decline, funds reinvested will earn less than expected, reducing the Company's future investment income compared to the amount it would earn if interest rates had not declined. However, the value of the Company's fixed-rate investments would generally increase if interest rates decreased, resulting in an unrealized gain on investments included in shareholders' equity. Conversely, if interest rates increase, the value of the investment portfolio will be reduced, resulting in unrealized losses that the Company is required to include in shareholders' equity as a change in accumulated other comprehensive income. Accordingly, interest rate increases could reduce the Company's shareholders' equity.

As of December 31, 2012, mortgage-backed securities constituted approximately 16% of the Company's fixed-income securities and short-term investments. Changes in interest rates can expose the Company to significant prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities are prepaid more quickly, requiring the Company to reinvest the proceeds at then-current market rates. During periods of rising interest rates, the frequency of prepayments generally decreases.

Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond the Company's control. The Company does not engage in active management, or hedging, of interest rate risk, and may not be able to mitigate interest rate sensitivity effectively.

The market value of the investment portfolio also may be adversely affected by general developments in the capital markets, including decreased market liquidity for investment assets, market perception of increased credit risk with respect to the types of securities held in the portfolio, downgrades of credit ratings of issuers of investment assets and/or foreign exchange movements which impact investment assets. In addition, the Company invests in securities insured by other financial guarantors, the market value of which may be affected by the rating instability of the relevant financial guarantor.

Risks Related to the Company's Capital and Liquidity Requirements

The Company may require additional capital from time to time, including from soft capital and liquidity credit facilities, which may not be available or may be available only on unfavorable terms.

The Company's capital requirements depend on many factors, primarily related to its in-force book of business and rating agency capital requirements.

The Company needs liquid assets to pay losses on its insured portfolio and to write new business. For example, the Company has outstanding exposures to certain infrastructure transactions in its insured portfolio that may expose it to refinancing risk. These transactions generally involve long-term infrastructure projects that are financed by bonds that mature prior to the expiration of the project concession. While the cash flows from these projects were expected to be sufficient to repay all of the debt over the life of the project concession, in order to pay the principal on the early maturing debt, the Company expected it to be refinanced in the market at or prior to its maturity. Due to market dislocation and increased credit spreads, some or all of the securities may not be refinanced and, as a result, the Company may have to pay a claim at the maturity of the securities. The Company generally projects that in most scenarios it will be fully reimbursed for such payments, but repayment is uncertain and depends on many factors, including future project cashflows. In addition, the aggregate amount of the claim payments may be substantial and reimbursement may not occur for an extended time, if at all. The Company may be exposed to, and subsequently recover, payments aggregating $1.4 billion related to the three largest transactions with significant refinancing risk. The claim payments are anticipated to occur substantially between 2014 and 2017, while the recoveries could take 20-45 years, depending on the transaction and the performance of the underlying collateral.

Failure to raise additional capital as needed may result in the Company being unable to write new business and may result in the ratings of the Company and its subsidiaries being downgraded by one or more ratings agency. The Company's access to external sources of financing, as well as the cost of such financing, is dependent on various factors, including the market supply of such financing, the Company's long-term debt ratings and insurance financial strength ratings and the perceptions of its financial strength and the financial strength of its insurance subsidiaries. The Company's debt ratings are in turn influenced by numerous factors, such as financial leverage, balance sheet strength, capital structure and earnings trends. If the Company's need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for the Company to raise the necessary capital.

Future capital raises for equity or equity-linked securities could also result in dilution to the Company's shareholders. In addition, some securities that the Company could issue, such as preferred stock or securities issued by the Company's operating subsidiaries, may have rights, preferences and privileges that are senior to those of its common shares.

Financial guaranty insurers and reinsurers typically rely on providers of lines of credit, credit swap facilities and similar capital support mechanisms (often referred to as "soft capital") to supplement their existing capital base, or "hard capital." The ratings of soft capital providers directly affect the level of capital credit which the rating agencies give the Company when evaluating its financial strength. The Company intends to maintain soft capital facilities with providers having ratings adequate to provide the Company's desired capital credit, although no assurance can be given that it will be able to renew any existing soft capital facilities or that one or more of the rating agencies will not downgrade or withdraw the applicable ratings of such providers in the future. In addition, the Company may not be able to replace a downgraded soft capital provider with an acceptable replacement provider for a variety of reasons, including if an acceptable replacement provider is willing to provide the Company with soft capital commitments or if any adequately-rated institutions are actively providing soft capital facilities. Furthermore, the rating agencies may in the future change their methodology and no longer give credit for soft capital, which may necessitate the Company having to raise additional capital in order to maintain its ratings.

An increase in the Company's subsidiaries' leverage ratio may prevent them from writing new insurance.

Rating agencies and insurance regulatory authorities impose capital requirements on the Company's insurance subsidiaries. These capital requirements, which include leverage ratios and surplus requirements, limit the amount of insurance that the Company's subsidiaries may write. The Company's insurance subsidiaries have several alternatives available to control their leverage ratios, including obtaining capital contributions from the Company, purchasing reinsurance or entering into other loss mitigation agreements, or reducing the amount of new business written. However, a material reduction in the statutory capital and surplus of a subsidiary, whether resulting from underwriting or investment losses, a change in regulatory capital requirements or otherwise, or a disproportionate increase in the amount of risk in force, could increase a subsidiary's leverage ratio. This in turn could require that subsidiary to obtain reinsurance for existing business (which may not be available, or may be available on terms that the Company considers unfavorable), or add to its capital base to maintain its financial strength ratings. Failure to maintain regulatory capital levels could limit that subsidiary's ability to write new business.

The Company's holding companies' ability to meet its obligations may be constrained.

Each of AGL, AGUS and AGMH is a holding company and, as such, has no direct operations of its own. None of AGL, AGUS or AGMH expects to have any significant operations or assets other than its ownership of the shares of its subsidiaries. However, their insurance subsidiaries are subject to regulatory and rating agency restrictions limiting their ability to declare and to pay dividends and make other payments. Such dividends and permitted payments are expected to be the primary source of funds for AGL, AGUS and AGMH to meet ongoing cash requirements, including operating expenses, any future debt service payments and other expenses, and to pay dividends to its shareholders. Accordingly, if the insurance subsidiaries cannot pay sufficient dividends or make other permitted payments at the times or in the amounts that are required, that would have an adverse effect on the ability of AGL, AGUS and AGMH to satisfy their ongoing cash requirements and on their ability to pay dividends to shareholders. If AGL does not pay dividends, the only return on an investment in AGL's shares, if at all, would come from any appreciation in the price of the common shares.

To the extent that dividends are paid from AGL's U.S. subsidiaries, they presently would be subject to U.S. withholding tax at a rate of 30%.

AG Re's and AGRO's dividend distribution are governed by Bermuda law. Under Bermuda law, dividends may only be paid if there are reasonable grounds for believing that the company is, or would after the payment be, able to pay its liabilities as they become due and if the realizable value of its assets would thereby not be less than its liabilities. Distributions to shareholders may also be paid out of statutory capital, but are subject to a 15% limitation without prior approval of the Authority. Dividends are limited by requirements that the subject company must at all times (i) maintain the minimum solvency margin required under the Insurance Act and the enhanced capital requirement applicable to it and (ii) have relevant assets in an amount at least equal to 75% of relevant liabilities, both as defined under the Insurance Act. AG Re, as a Class 3B insurer, is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the Authority an affidavit stating that it will continue to meet the required margins. Any distribution which results in a reduction of 15% of more of the company's total statutory capital, as set out in its previous year's financial statements, would require the prior approval of the Authority.

The ability of AGL and its subsidiaries to meet their liquidity needs may be limited.

Each of AGL, AGUS and AGMH requires liquidity, either in the form of cash or in the ability to easily sell investment assets for cash, in order to meet its payment obligations, including, without limitation, its operating expenses, interest on debt and dividends on common shares, and to make capital investments in operating subsidiaries. The Company's operating subsidiaries require substantial liquidity in order to meet their respective payment and/or collateral posting obligations, including under financial guaranty insurance policies, CDS contracts or reinsurance agreements. They also require liquidity to pay operating expenses, reinsurance premiums, dividends to AGUS or AGMH for debt service and dividends to the Company, as well as, where appropriate, to make capital investments in their own subsidiaries.

AGL anticipates that its liquidity needs will be met by:

- the ability of its operating subsidiaries to pay dividends or to make other payments,
- external financings,
- investment income from its invested assets, and
- current cash and short-term investments.

The Company expects that its subsidiaries' need for liquidity will be met by:

- the operating cash flows of such subsidiaries,
- external financings,
- investment income from their invested assets, and
- proceeds derived from the sale of its investment portfolio, a significant portion of which is in the form of cash or short-term investments.

All of these sources of liquidity are subject to market, regulatory or other factors that may impact the Company's liquidity position at any time. As discussed above, AGL's insurance subsidiaries are subject to regulatory and rating agency restrictions limiting their ability to declare and to pay dividends and make other payments to AGL. As further noted above, external financing may or may not be available to AGL or its subsidiaries in the future on satisfactory terms.

In addition, investment income at AGL and its subsidiaries may fluctuate based on interest rates, defaults by the issuers of the securities AGL or its subsidiaries hold in their respective investment portfolios, or other factors that the Company does not control. Finally, the value of the Company's investments may be adversely affected by changes in interest rates, credit risk and capital market conditions and therefore may adversely affect the Company's potential ability to sell investments quickly and the price which the Company might receive for those investments.

The Company cannot give any assurance that the liquidity of AGL and its subsidiaries will not be adversely affected by adverse market conditions, changes in insurance regulatory law or changes in general economic conditions. In 2011, Assured Guaranty permitted a liquidity facility to expire without replacement and terminated and replaced a soft capital facility with an excess of loss reinsurance facility. There can be no assurance that existing liquidity facilities will prove adequate to the needs of AGL and its subsidiaries or that adequate liquidity will be available on favorable terms in the future.

Risks Related to the AGMH Acquisition

The Company has substantial exposure to credit and liquidity risks from Dexia.

Dexia and the Company have entered into a number of agreements intended to protect the Company from having to pay claims on AGMH's former Financial Products Business, which the Company did not acquire. Dexia has agreed to guarantee certain amounts, lend certain amounts or post liquid collateral for or in respect of AGMH's former Financial Products Business. Dexia SA and Dexia Crédit Local S.A. ("DCL"), jointly and severally, have also agreed to indemnify the Company for losses associated with AGMH's former Financial Products Business, including the ongoing Department of Justice and SEC investigations of such business. Furthermore, DCL, acting through its New York Branch, is providing a liquidity facility in order to make loans to AGM to finance the payment of claims under certain financial guaranty insurance policies issued by AGM or its affiliate that relate to the equity portion of leveraged lease transactions insured by AGM. The equity portion of the leveraged lease transactions is part of AGMH's financial guaranty business, which the Company did acquire. However, in connection with the AGMH Acquisition, DCL agreed to provide AGM with financing so that AGM could fund its payment of claims made under financial guaranty policies issued in respect of this portion of the business, because the amount of such claims could be large and are generally payable within a short time after AGM receives them. For a description of the agreements entered into with Dexia and a further discussion of the risks that these agreements are intended to protect against, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity Arrangements with respect to AGMH's former Financial Products Business."

Despite the execution of such documentation, the Company remains subject to the risk that Dexia may not make payments or securities available (a) on a timely basis, which is referred to as "liquidity risk," or (b) at all, which is referred to as "credit risk," because of the risk of default. Even if Dexia has sufficient assets to pay, lend or post as collateral all amounts when due, concerns regarding Dexia's financial condition or willingness to comply with its obligations could cause one or more rating agencies to view negatively the ability or willingness of Dexia to perform under its various agreements and could negatively affect the Company's ratings. Under its orderly resolution plan, Dexia has continued to receive capital and liquidity support from the Belgian, French and Luxembourg governments. Such state aid has been authorized by the European Commission.

AGMH and its subsidiaries could be subject to non-monetary consequences arising out of litigation associated with AGMH's former financial products business, which the Company did not acquire.

As noted under "Item 3. Legal Proceedings—Proceedings Related to AGMH's Former Financial Products Business," in February 2008, AGMH received a "Wells Notice" from the staff of the Philadelphia Regional Office of the SEC relating to an ongoing industry-wide investigation concerning the bidding of municipal GICs and other municipal derivatives. The Wells Notice indicates that the SEC staff is considering recommending that the SEC authorize the staff to bring a civil injunctive action and/or institute administrative proceedings against AGMH, alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and Section 17(a) of the Securities Act. In addition, in November 2006, AGMH received a subpoena from the Antitrust Division of the Department of Justice issued in connection with an ongoing criminal investigation of bid rigging of awards of municipal GICs and other municipal derivatives. While these proceedings relate to AGMH's former Financial Products Business, which the Company did not acquire, they are against entities which the Company did acquire. Furthermore, while Dexia SA and DCL, jointly and severally, have agreed to indemnify the Company against liability arising out of these proceedings, such indemnification might not be sufficient to fully hold the Company harmless against any injunctive relief or civil or criminal sanction that is imposed against AGMH or its subsidiaries.

Risks Related to the Company's Business

The Company's financial guaranty products may subject it to significant risks from individual or correlated credits.

The Company is exposed to the risk that issuers of debt that it insures or other counterparties may default in their financial obligations, whether as a result of insolvency, lack of liquidity, operational failure or other reasons. Similarly, the Company could be exposed to corporate credit risk if a corporation's securities are contained in a portfolio of collateralized debt obligations ("CDOs") it insures, or if the corporation or financial institution is the originator or servicer of loans, mortgages or other assets backing structured securities that the Company has insured.

In addition, because the Company insures or reinsures municipal bonds, it can have significant exposures to single municipal risks. While the Company's risk of a complete loss, where it would have to pay the entire principal amount of an issue of bonds and interest thereon with no recovery, is generally lower than for corporate credits as most municipal bonds are backed by tax or other revenues, there can be no assurance that a single default by a municipality would not have a material adverse effect on its results of operations or financial condition.

The Company's ultimate exposure to a single name may exceed its underwriting guidelines, and an event with respect to a single name may cause a significant loss. The Company seeks to reduce this risk by managing exposure to large single risks, as well as concentrations of correlated risks, through tracking its aggregate exposure to single names in its various lines of business, establishing underwriting criteria to manage risk aggregations, and utilizing reinsurance and other risk mitigation measures. The Company may insure and has insured individual public finance and asset-backed risks well in excess of $1 billion. Should the Company's risk assessments prove inaccurate and should the applicable limits prove inadequate, the Company could be exposed to larger than anticipated losses, and could be required by the rating agencies to hold additional capital against insured exposures whether or not downgraded by the rating agencies.

The Company is exposed to correlation risk across the various assets the Company insures. During periods of strong macroeconomic performance, stress in an individual transaction generally occurs in a single asset class or for idiosyncratic reasons. During a broad economic downturn, a wider range of the Company's insured portfolio could be exposed to stress at the same time. This stress may manifest itself in ratings downgrades, which may require more capital, or in actual losses. In addition, while the Company has experienced catastrophic events in the past without material loss, such as the terrorist attacks of September 11, 2001, the 2005 hurricane season and Superstorm Sandy in 2012, unexpected catastrophic events may have a material adverse effect upon the Company's insured portfolio and/or its investment portfolios.

Some of the Company's direct financial guaranty products may be riskier than traditional financial guaranty insurance.

As of December 31, 2012 and 2011, 15% and 17%, respectively, of the Company's financial guaranty direct exposures were executed as credit derivatives. Traditional financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a municipal finance or structured finance obligation against non-payment of principal and interest, while credit derivatives provide protection from the occurrence of specified credit events, including non-payment of principal and interest. In general, the Company structures credit derivative transactions such that circumstances giving rise to its obligation to make payments are similar to that for financial guaranty policies and generally occur as losses are realized on the underlying reference obligation. The tenor of credit derivatives exposures, like exposure under financial guaranty insurance policies, is also generally for as long as the reference obligation remains outstanding.

Nonetheless, credit derivative transactions are governed by International Swaps and Derivatives Association, Inc. ("ISDA") documentation and operate differently from financial guaranty insurance policies. For example, the Company's control rights with respect to a reference obligation under a credit derivative may be more limited than when it issues a financial guaranty insurance policy on a direct primary basis. In addition, a credit derivative may be terminated for a breach of the ISDA documentation or other specific events, unlike financial guaranty insurance policies. In some of the Company's older credit derivative transactions, one such specified event is the failure of AGC to maintain specified financial strength ratings. If a credit derivative is terminated, the Company could be required to make a termination payment as determined under the ISDA documentation. In addition, under a limited number of credit derivative contracts, the Company may be required to post eligible securities as collateral, generally cash or U.S. government or agency securities, under specified circumstances. The need to post collateral under many of these transactions is subject to caps that the Company has negotiated with its counterparties, but there are some transactions as to which the Company could be required to post collateral based on movements in the mark-to-market valuation of the underlying exposure in excess of contractual thresholds. See "Risks Related to the Company's Financial Strength and Financial Enhancement Ratings—If AGC's financial strength or financial enhancement ratings were downgraded, the Company could be required to make termination payments or post collateral under certain of its credit derivative contracts, which could impair its liquidity, results of operations and financial condition."

Further downgrades of one or more of the Company's reinsurers could reduce the Company's capital adequacy and return on equity. The impairment of other financial institutions also could adversely affect the Company.

At December 31, 2012, the Company had ceded approximately 6% of its principal amount of insurance outstanding to third party reinsurers. In evaluating the credits insured by the Company, securities rating agencies allow capital charge "credit" for reinsurance based on the reinsurers' ratings. In recent years, a number of the Company's reinsurers were downgraded by one or more rating agencies, resulting in decreases in the credit allowed for reinsurance and in the financial benefits of using reinsurance under existing rating agency capital adequacy models. Many of the Company's reinsurers have already been downgraded to single-A or below by one or more rating agencies. The Company could be required to raise additional capital to replace the lost reinsurance credit in order to satisfy rating agency and regulatory capital adequacy and single risk requirements. The rating agencies' reduction in credit for reinsurance could also ultimately reduce the Company's return on equity to the extent that ceding commissions paid to the Company by the reinsurers were not adequately increased to compensate for the effect of any additional capital required. In addition, downgraded reinsurers may default on amounts due to the Company and such reinsurer obligations may not be adequately collateralized, resulting in additional losses to the Company and a reduction in its shareholders' equity and net income.

The Company also has exposure to counterparties in various industries, including banks, hedge funds and other investment vehicles in its insured transactions. Many of these transactions expose the Company to credit risk in the event its counterparty fails to perform its obligations.

The Company is dependent on key executives and the loss of any of these executives, or its inability to retain other key personnel, could adversely affect its business.

The Company's success substantially depends upon its ability to attract and retain qualified employees and upon the ability of its senior management and other key employees to implement its business strategy. The Company believes there are only a limited number of available qualified executives in the business lines in which the Company competes. Although the Company is not aware of any planned departures, the Company relies substantially upon the services of Dominic J. Frederico, President and Chief Executive Officer, and other executives. Although the Company has designed its executive compensation with the goal of retaining and incentivizing its executive officers, the Company may not be successful in retaining their services. The loss of the services of any of these individuals or other key members of the Company's management team could adversely affect the implementation of its business strategy.

The Company's business could be adversely affected by Bermuda employment restrictions.

The Company's senior management plays an active role in its underwriting and business decisions, as well as in performing its financial reporting and compliance obligations. The Company's location in Bermuda may serve as an impediment to attracting and retaining experienced personnel. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent resident certificates or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda government. A work permit is only granted or extended if the employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent resident certificate or working resident certificate is available who meets the minimum standards for the position.

All of the Company's Bermuda-based employees who require work permits have been granted permits by the Bermuda government. It is possible that the Company could lose the services of one or more of its key employees if the Company is unable to obtain or renew their work permits.

The regulatory systems under which the Company operates, and recent changes and potential changes thereto, could have a significant and negative effect on its business.

The Bermuda Monetary Authority has stated that achieving equivalence with European Union regulators under the Solvency II Directive (expected to become effective in 2015 at the earliest) is one of its key strategic objectives. To that end, the Authority has introduced (and is in the process of introducing) regulations that, among other things, implement a group supervision regime and enhance the capital and solvency framework applicable to Bermuda insurers. The regulations and the proposed regulations, when implemented, may have an impact on the Company's operations.

Risks Related to GAAP and Applicable Law

Marking-to-market the Company's insured credit derivatives portfolio may subject net income to volatility.

The Company is required to mark-to-market certain derivatives that it insures, including CDS that are considered derivatives under GAAP. Although there is no cash flow effect from this "marking-to-market," net changes in the fair value of the derivative are reported in the Company's consolidated statements of operations and therefore affect its reported earnings. As a result of such treatment, and given the large principal balance of the Company's CDS portfolio, small changes in the market pricing for insurance of CDS will generally result in the Company recognizing material gains or losses, with material market price increases generally resulting in large reported losses under GAAP. Accordingly, the Company's GAAP earnings will be more volatile than would be suggested by the actual performance of its business operations and insured portfolio.

The fair value of a credit derivative will be affected by any event causing changes in the credit spread (*i.e.*, the difference in interest rates between comparable securities having different credit risk) on an underlying security referenced in the credit derivative. Common events that may cause credit spreads on an underlying municipal or corporate security referenced in a credit derivative to fluctuate include changes in the state of national or regional economic conditions, industry cyclicality, changes to a company's competitive position within an industry, management changes, changes in the ratings of the underlying security, movements in interest rates, default or failure to pay interest, or any other factor leading investors to revise expectations about the issuer's ability to pay principal and interest on its debt obligations. Similarly, common events that may cause credit spreads on an underlying structured security referenced in a credit derivative to fluctuate may include the occurrence and severity of collateral defaults, changes in demographic trends and their impact on the levels of credit enhancement, rating changes, changes in interest rates or prepayment speeds, or any other factor leading investors to revise expectations about the risk of the collateral or the ability of the servicer to collect payments on the underlying assets sufficient to pay principal and interest. The fair value of credit derivative contracts also reflects the change in the Company's own credit cost, based on the price to purchase credit protection on AGC. For discussion of the Company's fair value methodology for credit derivatives, see Note 8, Fair Value Measurement, of the Financial Statements and Supplementary Data.

If the derivative is held to maturity and no credit loss is incurred, any gains or losses previously reported would be offset by corresponding gains or losses by maturity. Due to the complexity of fair value accounting and the application of GAAP requirements, future amendments or interpretations of relevant accounting standards may cause the Company to modify its accounting methodology in a manner which may have an adverse impact on its financial results.

Change in industry and other accounting practices could impair the Company's reported financial results and impede its ability to do business.

Changes in or the issuance of new accounting standards, as well as any changes in the interpretation of current accounting guidance, may have an adverse effect on the Company's reported financial results, including future revenues, and may influence the types and/or volume of business that management may choose to pursue.

Changes in or inability to comply with applicable law could adversely affect the Company's ability to do business.

The Company's businesses are subject to direct and indirect regulation under state insurance laws, federal securities, commodities and tax laws affecting public finance and asset backed obligations, and federal regulation of derivatives, as well as applicable laws in the other countries in which the Company operates. Future legislative, regulatory, judicial or other legal changes in the jurisdictions in which the Company does business may adversely affect its ability to pursue its current mix of business, thereby materially impacting its financial results by, among other things, limiting the types of risks it may insure, lowering applicable single or aggregate risk limits, increasing required reserves or capital, increasing the level of supervision or regulation to which the Company's operations may be subject, imposing restrictions that make the Company's products less attractive to potential buyers, lowering the profitability of the Company's business activities, requiring the Company to change certain of its business practices and exposing it to additional costs (including increased compliance costs).

In particular, the Dodd-Frank Act could result in requirements for the Company to maintain capital and/or post margin with respect to future derivative transactions and possibly maintain capital on its existing insured derivatives portfolio. In 2012, the SEC and the CFTC released final rules for determining if the Company or its affiliates will be deemed to be a "swap dealer" or "major swap participant" ("MSP") under the Dodd-Frank Act. The Company believes AGC and AGM may be required to register with the SEC as MSPs when those registration rules take effect; it is continuing to analyze its insured portfolio to determine whether registration with the CFTC as an MSP will be required. MSP designation and registration would likely expose the Company to increased compliance costs. The magnitude of related capital requirements resulting from designation and registration, and the extent to which such requirements would apply to the Company's legacy insured derivatives portfolio, will depend on the release of final rules by the SEC and CFTC, which has not yet occurred. As discussed in "Risks Related to the Company's Capital and Liquidity Requirements —The Company may require additional capital from time to time, including from soft capital and liquidity credit facilities, which may not be available or may be available only on unfavorable terms," there can be no assurance that the Company will be able to obtain, or obtain on favorable terms, additional capital that may be required by the Dodd-Frank Act.

Pursuant to the Dodd-Frank Act, the FSOC is charged with identifying certain non-bank financial companies to be subject to supervision by the Board of Governors of the Federal Reserve System. Although the Company is unlikely to be so designated based on its size, the FSOC also considers other factors, such as an entity's interconnectedness with other financial institutions, which could raise the Company's profile in this context. In a parallel international process, the International Association of Insurance Supervisors published a proposed assessment methodology for identifying global systematically important insurers which explicitly identified financial guaranty insurance as an activity that poses increased systemic risk relative to more traditional insurance activities.

In addition, a Federal Insurance Office ("FIO") has been established to develop federal policy relating to insurance matters. The FIO is conducting a study for submission to the U.S. Congress on how to modernize and improve insurance regulation in the U.S. Moreover, various federal regulatory agencies have proposed and adopted additional regulations in furtherance of the Dodd-Frank Act provisions and will continue in the coming months. To the extent these or other requirements ultimately apply to the Company, they could require the Company to change how it conducts and manages its business, including subjecting it to higher capital requirements, and could adversely affect it.

The foregoing requirements, as well as others that could be applied to the Company as a result of the legislation, could limit the Company's ability to conduct certain lines of business and/or subject the Company to enhanced business conduct standards and/or otherwise adversely affect its future results of operations. Because many provisions of the Dodd-Frank Act are being implemented through agency rulemaking processes, a number of which have not been completed, the Company's assessment of the legislation's impact on its business remains uncertain and is subject to change.

In addition, the decline in the financial strength of many financial guaranty insurers has caused government officials to examine the suitability of some of the complex securities guaranteed by financial guaranty insurers. For example, the New York Department of Financial Services ("NY DFS") had announced that it would develop new rules and regulations for the financial guaranty industry. On September 22, 2008, the NY DFS issued Circular Letter No. 19 (2008) (the "Circular Letter"), which established best practices guidelines for financial guaranty insurers effective January 1, 2009. The NY DFS had announced that it plans to propose legislation and regulations to formalize these guidelines. Such guidelines and the related legislation and regulations may limit the amount of new structured finance business that AGC may write.

Furthermore, if the Company fails to comply with applicable insurance laws and regulations it could be exposed to fines, the loss of insurance licenses, limitations on the right to originate new business and restrictions on its ability to pay dividends, all of which could have an adverse impact on its business results and prospects. As a result of a number of factors, including incurred losses and risks reassumed from troubled reinsurers, AGM and AGC have from time to time exceeded regulatory risk limits. Failure to comply with these limits allows the NY DFS the discretion to cause the Company to cease writing new business. Although the Company has notified the NY DFS of such noncompliance, the NY DFS has not exercised such discretion in the past. If an insurance company's surplus declines below minimum required levels, the insurance regulator could impose additional restrictions on the insurer or initiate insolvency proceedings. AGC and AGM may increase surplus by various means, including obtaining capital contributions from the Company, purchasing reinsurance or entering into other loss mitigation arrangements, reducing the amount of new business written or obtaining regulatory approval to release contingency reserves. From time to time, AGM and AGC have obtained approval from their regulators to release contingency reserves based on the expiration of their insured exposure.

From time to time, legislators have called for changes to the Internal Revenue Code in order to limit or eliminate the Federal income tax exclusion for municipal bond interest. Such a change is expected to increase the cost of borrowing for state and local governments, and as a result, to cause a decrease in infrastructure spending by states and municipalities. Municipalities may issue a lower volume of bonds, and in particular may be less likely to refund existing debt, in which case, the amount of bonds that can benefit from insurance might also be reduced.

AGL's ability to pay dividends may be constrained by certain regulatory requirements and restrictions.

AGL is subject to Bermuda regulatory requirements that affect its ability to pay dividends on common shares and to make other payments. Under the Bermuda Companies Act 1981, as amended, AGL may declare or pay a dividend only (1) if it has reasonable grounds for believing that it is, and after the payment would be, able to pay its liabilities as they become due and (2) if the realizable value of its assets would not be less than its liabilities. While AGL currently intends to pay dividends on its common shares, investors who require dividend income should carefully consider these risks before investing in AGL.

In addition, if, pursuant to the insurance laws and related regulations of Bermuda, Maryland and New York, AGL's insurance subsidiaries cannot pay sufficient dividends to AGL at the times or in the amounts that it requires, it would have an adverse effect on AGL's ability to pay dividends to shareholders. See "Risks Related to the Company's Capital and Liquidity Requirements—The ability of AGL and its subsidiaries to meet their liquidity needs may be limited."

Applicable insurance laws may make it difficult to effect a change of control of AGL.

Before a person can acquire control of a U.S. or U.K. insurance company, prior written approval must be obtained from the insurance commissioner of the state or country where the insurer is domiciled. Because a person acquiring 10% or more of AGL's common shares would indirectly control the same percentage of the stock of its U.S. insurance company subsidiaries, the insurance change of control laws of Maryland, New York and the U.K. would likely apply to such a transaction.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of AGL, including through transactions, and in particular unsolicited transactions, that some or all of its shareholders might consider to be desirable.

While AGL's Bye-Laws limit the voting power of any shareholder to less than 10%, we cannot assure you that the applicable regulatory body would agree that a shareholder who owned 10% or more of its common shares did not control the applicable insurance company subsidiary, notwithstanding the limitation on the voting power of such shares.

Risks Related to Taxation

Changes in U.S. tax laws could reduce the demand or profitability of financial guaranty insurance, or negatively impact the Company's investment portfolio.

Any material change in the U.S. tax treatment of municipal securities, the imposition of a national sales tax or a flat tax in lieu of the current federal income tax structure in the U.S., or changes in the treatment of dividends, could adversely affect the market for municipal obligations and, consequently, reduce the demand for financial guaranty insurance and reinsurance of such obligations.

Changes in U.S. federal, state or local laws that materially adversely affect the tax treatment of municipal securities or the market for those securities, or other changes negatively affecting the municipal securities market, also may adversely impact the Company's investment portfolio, a significant portion of which is invested in tax-exempt instruments. These adverse changes may adversely affect the value of the Company's tax-exempt portfolio, or its liquidity.

Certain of the Company's foreign subsidiaries may be subject to U.S. tax.

The Company manages its business so that AGL and its foreign subsidiaries (other than AGRO and AGE) operate in such a manner that none of them should be subject to U.S. federal tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks, and U.S. withholding tax on certain U.S. source investment income). However, because there is considerable uncertainty as to the activities which constitute being engaged in a trade or business within the U.S., the Company cannot be certain that the IRS will not contend successfully that AGL or any of its foreign subsidiaries (other than AGRO and AGE) is/are engaged in a trade or business in the U.S. If AGL and its foreign subsidiaries (other than AGRO and AGE) were considered to be engaged in a trade or business in the U.S., each such company could be subject to U.S. corporate income and branch profits taxes on the portion of its earnings effectively connected to such U.S. business.

AGL and its Bermuda subsidiaries may become subject to taxes in Bermuda after March 2035, which may have a material adverse effect on the Company's results of operations and on an investment in the Company.

The Bermuda Minister of Finance, under Bermuda's Exempted Undertakings Tax Protection Act 1966, as amended, has given AGL and its Bermuda Subsidiaries an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then subject to certain limitations the imposition of any such tax will not be applicable to AGL or its Bermuda Subsidiaries, or any of AGL's or its subsidiaries' operations, shares, debentures or other obligations until March 31, 2035. Given the limited duration of the Minister of Finance's assurance, the Company cannot be certain that it will not be subject to Bermuda tax after March 31, 2035.

U.S. Persons who hold 10% or more of AGL's shares directly or through foreign entities may be subject to taxation under the U.S. controlled foreign corporation rules.

Each 10% U.S. shareholder of a foreign corporation that is a controlled foreign corporation ("CFC") for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the foreign corporation directly or indirectly through foreign entities on the last day of the foreign corporation's taxable year on which it is a CFC, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. In addition, upon a sale of shares of a CFC, 10% U.S. shareholders may be subject to U.S. federal income tax on a portion of their gain at ordinary income rates.

The Company believes that because of the dispersion of the share ownership in AGL, provisions in AGL's Bye-Laws that limit voting power, contractual limits on voting power and other factors, no U.S. Person who owns AGL's shares directly or indirectly through foreign entities should be treated as a 10% U.S. shareholder of AGL or of any of its foreign subsidiaries. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge, in which case such U.S. Person may be subject to taxation under U.S. tax rules.

U.S. Persons who hold shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of the Company's related person insurance income.

If:

- the Company is 25% or more owned directly, indirectly through foreign entities or by attribution by U.S. Persons;

- the gross RPII of AG Re or any other AGL foreign subsidiary engaged in the insurance business that has not made an election under section 953(d) of the Code to be treated as a U.S. corporation for all U.S. tax purposes or are CFCs owned directly or indirectly by AGUS (each, with AG Re, a "Foreign Insurance Subsidiary") were to equal or exceed 20% of such Foreign Insurance Subsidiary's gross insurance income in any taxable year; and

- direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly through entities) 20% or more of the voting power or value of the Company's shares,

then a U.S. Person who owns AGL's shares (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person's pro rata share of such Foreign Insurance Subsidiary's RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. Persons at that date, regardless of whether such income is distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income.

The amount of RPII earned by a Foreign Insurance Subsidiary (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. holder of shares or any person related to such holder) will depend on a number of factors, including the geographic distribution of a Foreign Insurance Subsidiary's business and the identity of persons directly or indirectly insured or reinsured by a Foreign Insurance Subsidiary. The Company believes that each of its Foreign Insurance Subsidiaries either should not in the foreseeable future have RPII income which equals or exceeds 20% of its gross insurance income or have direct or indirect insureds, as provided for by RPII rules, that directly or indirectly own 20% or more of either the voting power or value of AGL's shares. However, the Company cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond its control.

U.S. Persons who dispose of AGL's shares may be subject to U.S. income taxation at dividend tax rates on a portion of their gain, if any.

The meaning of the RPII provisions and the application thereof to AGL and its Foreign Insurance Subsidiaries is uncertain. The RPII rules in conjunction with section 1248 of the Code provide that if a U.S. Person disposes of shares in a foreign insurance corporation in which U.S. Persons own (directly, indirectly, through foreign entities or by attribution) 25% or more of the shares (even if the amount of gross RPII is less than 20% of the corporation's gross insurance income and the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as dividend income to the extent of the holder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the holder owned the shares. This provision applies whether or not such earnings and profits are attributable to RPII. In addition, such a holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder.

In the case of AGL's shares, these RPII rules should not apply to dispositions of shares because AGL is not itself directly engaged in the insurance business. However, the RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form, what changes or clarifications might ultimately be made thereto, or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts, or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII.

U.S. Persons who hold common shares will be subject to adverse tax consequences if AGL is considered to be a "passive foreign investment company" for U.S. federal income tax purposes.

If AGL is considered a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, a U.S. Person who owns any shares of AGL will be subject to adverse tax consequences that could materially adversely affect its investment, including subjecting the investor to both a greater tax liability than might otherwise apply and an interest charge. The Company believes that AGL is not, and currently does not expect AGL to become, a PFIC for U.S. federal income tax purposes; however, there can be no assurance that AGL will not be deemed a PFIC by the IRS.

There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. The Company cannot predict what impact, if any, such guidance would have on an investor that is subject to U.S. federal income taxation.

Changes in U.S. federal income tax law could materially adversely affect an investment in AGL's common shares.

Legislation has been introduced in the U.S. Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the U.S. but have certain U.S. connections. For example, legislation has previously been introduced in Congress to limit the deductibility of reinsurance premiums paid by U.S. insurance companies to foreign affiliates and impose additional limits on deductibility of interest of foreign owned U.S. corporations. Another prior legislative proposal would treat a foreign corporation that is primarily managed and controlled in the U.S. as a U.S. corporation for U.S federal income tax purposes. Further, legislation has previously been introduced to override the reduction or elimination of the U.S. withholding tax on certain U.S. source investment income under a tax treaty in the case of a deductible related party payment made by a U.S. member of a foreign controlled group to a foreign member of the group organized in a tax treaty country to the extent that the ultimate foreign parent corporation would not enjoy the treaty benefits with respect to such payments. It is possible that this or similar legislation could be introduced in and enacted by the current Congress or future Congresses that could have an adverse impact on the Company or the Company's shareholders.

U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the U.S. is a PFIC, or whether U.S. Persons would be required to include in their gross income the "subpart F income" of a CFC or RPII are subject to change, possibly on a retroactive basis. There currently are no regulations regarding the application of the PFIC rules to insurance companies, and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. The Company cannot be certain if, when, or in what form such regulations or pronouncements may be implemented or made, or whether such guidance will have a retroactive effect.

Recharacterization by the Internal Revenue Service of the Company's U.S. federal tax treatment of losses on the Company's CDS portfolio can adversely affect the Company's financial position.

As part of the Company's financial guaranty business, the Company has sold credit protection by insuring CDS entered into with various financial institutions. Assured Guaranty's CDS portfolio has experienced significant cumulative fair value losses which are only deductible for U.S. federal income tax purposes upon realization and, consequently, generate a significant deferred tax asset based on the Company's intended treatment of such losses as ordinary insurance losses upon realization. The U.S. federal income tax treatment of CDS is an unsettled area of the tax law. As such, it is possible that the Internal Revenue Service may decide that the losses generated by the Company's CDS business should be characterized as capital rather than ordinary insurance losses, which could materially adversely affect the Company's financial condition.

An ownership change under Section 382 of the Code could have adverse U.S. federal tax consequences.

If AGL were to issue equity securities in the future, including in connection with any strategic transaction, or if previously issued securities of AGL were to be sold by the current holders, AGL may experience an "ownership change" within the meaning of Section 382 of the Code. In general terms, an ownership change would result from transactions increasing the aggregate ownership of certain stockholders in AGL's stock by more than 50 percentage points over a testing period (generally three years). If an ownership change occurred, the Company's ability to use certain tax attributes, including certain built-in losses, credits, deductions or tax basis and/or the Company's ability to continue to reflect the associated tax benefits as assets on AGL's balance sheet, may be limited. The Company cannot give any assurance that AGL will not undergo an ownership change at a time when these limitations could materially adversely affect the Company's financial condition.

AGMH likely experienced an ownership change under Section 382 of the Code.

In connection with the AGMH Acquisition, AGMH likely experienced an "ownership change" within the meaning of Section 382 of the Code. The Company has concluded that the Section 382 limitations as discussed in "An ownership change under Section 382 of the Code could have adverse U.S. federal tax consequences" are unlikely to have any material tax or accounting consequences. However, this conclusion is based on a variety of assumptions, including the Company's estimates regarding the amount and timing of certain deductions and future earnings, any of which could be incorrect. Accordingly, there can be no assurance that these limitations would not have an adverse effect on the Company's financial condition or that such adverse effects would not be material.

Risks Related to AGL's Common Shares

The market price of AGL's common shares may be volatile, which could cause the value of an investment in the Company to decline.

The market price of AGL's common shares has experienced, and may continue to experience, significant volatility. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of its common shares. These risks include those described or referred to in this "Risk Factors" section as well as, among other things:

- investor perceptions of the Company, its prospects and that of the financial guaranty industry and the markets in which the Company operates;
- the Company's operating and financial performance;
- the Company's access to financial and capital markets to raise additional capital, refinance its debt or replace existing senior secured credit and receivables-backed facilities;
- the Company's ability to repay debt;
- the Company's dividend policy;
- future sales of equity or equity-related securities;
- changes in earnings estimates or buy/sell recommendations by analysts; and
- general financial, economic and other market conditions.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of AGL's common shares, regardless of its operating performance.

AGL's common shares are equity securities and are junior to existing and future indebtedness.

As equity interests, AGL's common shares rank junior to indebtedness and to other non-equity claims on AGL and its assets available to satisfy claims on AGL, including claims in a bankruptcy or similar proceeding. For example, upon liquidation, holders of AGL debt securities and shares of preferred stock and creditors would receive distributions of AGL's available assets prior to the holders of AGL common shares. Similarly, creditors, including holders of debt securities, of AGL's subsidiaries, have priority on the assets of those subsidiaries. Future indebtedness may restrict payment of dividends on the common shares.

Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of common shares, dividends are payable only when and if declared by AGL's board of directors or a duly authorized committee of the board. Further, the common shares place no restrictions on its business or operations or on its ability to incur indebtedness or engage in any transactions, subject only to the voting rights available to stockholders generally.

There may be future sales or other dilution of AGL's equity, which may adversely affect the market price of its common shares.

Future sales or other issuances of AGL's equity may adversely affect the market price of its common shares. In addition, based on a Schedule 13D/A filed by WL Ross Group, L.P. on December 5, 2011, the Company calculates that WL Ross Group, L.P. and its affiliates owned 10.2% of AGL's common shares as of December 31, 2012. WL Ross Group, L.P. and its affiliates have registration rights with respect to AGL common shares. A sale of a significant portion of such holdings could adversely affect the market price of AGL's common shares.

Provisions in the Code and AGL's Bye-Laws may reduce or increase the voting rights of its common shares.

Under the Code, AGL's Bye-Laws and contractual arrangements, certain shareholders have their voting rights limited to less than one vote per share, resulting in other shareholders having voting rights in excess of one vote per share. Moreover, the relevant provisions of the Code may have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.

More specifically, pursuant to the relevant provisions of the Code, if, and so long as, the common shares of a shareholder are treated as "controlled shares" (as determined under section 958 of the Code) of any U.S. Person (as defined below) and such controlled shares constitute 9.5% or more of the votes conferred by AGL's issued shares, the voting rights with respect to the controlled shares of such U.S. Person (a "9.5% U.S. Shareholder") are limited, in the aggregate, to a voting power of less than 9.5%, under a formula specified in AGL's Bye-Laws. The formula is applied repeatedly until the voting power of all 9.5% U.S. Shareholders has been reduced to less than 9.5%. For these purposes, "controlled shares" include, among other things, all shares of AGL that such U.S. Person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code).

In addition, the Board of Directors may limit a shareholder's voting rights where it deems appropriate to do so to (1) avoid the existence of any 9.5% U.S. Shareholders, and (2) avoid certain material adverse tax, legal or regulatory consequences to the Company or any of the Company's subsidiaries or any shareholder or its affiliates. AGL's Bye-Laws provide that shareholders will be notified of their voting interests prior to any vote taken by them.

As a result of any such reallocation of votes, the voting rights of a holder of AGL common shares might increase above 5% of the aggregate voting power of the outstanding common shares, thereby possibly resulting in such holder becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Securities Exchange Act of 1934. In addition, the reallocation of votes could result in such holder becoming subject to the short swing profit recovery and filing requirements under Section 16 of the Exchange Act.

AGL also has the authority under its Bye-Laws to request information from any shareholder for the purpose of determining whether a shareholder's voting rights are to be reallocated under the Bye-Laws. If a shareholder fails to respond to a request for information or submits incomplete or inaccurate information in response to a request, the Company may, in its sole discretion, eliminate such shareholder's voting rights.

Provisions in AGL's Bye-Laws may restrict the ability to transfer common shares, and may require shareholders to sell their common shares.

AGL's Board of Directors may decline to approve or register a transfer of any common shares (1) if it appears to the Board of Directors, after taking into account the limitations on voting rights contained in AGL's Bye-Laws, that any adverse tax, regulatory or legal consequences to AGL, any of its subsidiaries or any of its shareholders may occur as a result of such transfer (other than such as the Board of Directors considers to be de minimis), or (2) subject to any applicable requirements of or commitments to the New York Stock Exchange ("NYSE"), if a written opinion from counsel supporting the legality of the transaction under U.S. securities laws has not been provided or if any required governmental approvals have not been obtained.

AGL's Bye-Laws also provide that if the Board of Directors determines that share ownership by a person may result in adverse tax, legal or regulatory consequences to the Company, any of the subsidiaries or any of the shareholders (other than such as the Board of Directors considers to be de minimis), then AGL has the option, but not the obligation, to require that shareholder to sell to AGL or to third parties to whom AGL assigns the repurchase right for fair market value the minimum number of common shares held by such person which is necessary to eliminate such adverse tax, legal or regulatory consequences.

Existing reinsurance agreement terms may make it difficult to effect a change of control of AGL.

Some of the Company's reinsurance agreements have change of control provisions that are triggered if a third party acquires a designated percentage of AGL's shares. If a change of control provision is triggered, the ceding company may recapture some or all of the reinsurance business ceded to the Company in the past. Any such recapture could adversely affect the Company's shareholders' equity, future income or financial strength or debt ratings. These provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of AGL, including through transactions that some or all of the shareholders might consider to be desirable.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The principal executive offices of AGL and AG Re consist of approximately 8,250 square feet of office space located in Hamilton, Bermuda. The lease for this space expires in April 2015.

In addition, the Company occupies approximately 110,000 square feet of office space in New York City. This office space is leased by AGM. The lease expires in April 2026.

The Company and its subsidiaries also occupy currently another approximately 21,000 square feet of office space in San Francisco, Irvine, London and Sydney. The Irvine office lease expires in July 31, 2013 and is renewable at the option of the Company. The Company expects to renew the Irvine lease.

Management believes that the office space is adequate for its current and anticipated needs.

ITEM 3. LEGAL PROCEEDINGS

Lawsuits arise in the ordinary course of the Company's business. It is the opinion of the Company's management, based upon the information available, that the expected outcome of litigation against the Company, individually or in the aggregate, will not have a material adverse effect on the Company's financial position or liquidity, although an adverse resolution of litigation against the Company in a fiscal quarter or year could have a material adverse effect on the Company's results of operations in a particular quarter or year.

In addition, in the ordinary course of their respective businesses, certain of the Company's subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. For example, as described in the "Recovery Litigation—RMBS Transactions," section of Note 6, Expected Loss to be Paid, of the Financial Statements and Supplementary Data, as of the date of this filing, AGC and AGM have filed complaints against certain sponsors and underwriters of RMBS securities that AGC or AGM had insured, alleging, among other claims, that such persons had breached representations and warranties ("R&W") in the transaction documents, failed to cure or repurchase defective loans and/or violated state securities laws. The amounts, if any, the Company will recover in proceedings to recover losses are uncertain, and recoveries, or failure to obtain recoveries, in any one or more of these proceedings during any quarter or year could be material to the Company's results of operations in that particular quarter or year.

Proceedings Relating to the Company's Financial Guaranty Business

The Company receives subpoenas *duces tecum* and interrogatories from regulators from time to time.

In August 2008, a number of financial institutions and other parties, including AGM and other bond insurers, were named as defendants in a civil action brought in the circuit court of Jefferson County, Alabama relating to the County's problems meeting its sewer debt obligations: *Charles E. Wilson vs. JPMorgan Chase & Co et al* (filed the Circuit Court of Jefferson County, Alabama), Case No. 01-CV-2008-901907.00, a putative class action. The action was brought on behalf of rate payers, tax payers and citizens residing in Jefferson County, and alleges conspiracy and fraud in connection with the issuance of the County's debt. The complaint in this lawsuit seeks equitable relief, unspecified monetary damages, interest, attorneys' fees and other costs. On January, 13, 2011, the circuit court issued an order denying a motion by the bond insurers and other defendants to dismiss the action. Defendants, including the bond insurers, have petitioned the Alabama Supreme Court for a writ of mandamus to the circuit court vacating such order and directing the dismissal with prejudice of plaintiffs' claims for lack of standing. On January 23, 2012, the Alabama Supreme Court entered a stay pending the resolution of the Jefferson County bankruptcy. The Company cannot reasonably estimate the possible loss or range of loss, if any, that may arise from this lawsuit.

Beginning in July 2008, AGM and various other financial guarantors were named in complaints filed in the Superior Court for the State of California, City and County of San Francisco. Since that time, plaintiffs' counsel has filed amended complaints against AGM and AGC and added additional plaintiffs. As of the date of this filing, the plaintiffs with complaints against AGM and AGC, among other financial guaranty insurers, are: (a) *City of Los Angeles, acting by and through the Los Angeles Department of Water and Power*; (b) *City of Sacramento*; (c) *City of Los Angeles*; (d) *City of Oakland*; (e) *City of Riverside*; (f) *City of Stockton*; (g) *County of Alameda*; (h) *Contra Costa County*; (i) *County of San Mateo*; (j) *Los Angeles*

World Airports; (k) *City of Richmond;* (l) *Redwood City;* (m) *East Bay Municipal Utility District;* (n) *Sacramento Suburban Water District;* (o) *City of San Jose;* (p) *County of Tulare;* (q) *The Regents of the University of California;* (r) *The Redevelopment Agency of the City of Riverside;* (s) *The Public Financing Authority of the City of Riverside;* (t) *The Jewish Community Center of San Francisco;* (u) *The San Jose Redevelopment Agency;* (v) *The Redevelopment Agency of the City of Stockton;* (w) *The Public Financing Authority of the City of Stockton;* and (x) *The Olympic Club.* Complaints filed by the City and County of San Francisco and the Sacramento Municipal Utility District were subsequently dismissed as to AGM and AGC. These complaints allege that the financial guaranty insurer defendants (i) participated in a conspiracy in violation of California's antitrust laws to maintain a dual credit rating scale that misstated the credit default risk of municipal bond issuers and created market demand for municipal bond insurance, (ii) participated in risky financial transactions in other lines of business that damaged each insurer's financial condition (thereby undermining the value of each of their guaranties), and (iii) failed to adequately disclose the impact of those transactions on their financial condition. In addition to their antitrust claims, various plaintiffs in these actions assert claims for breach of the covenant of good faith and fair dealing, fraud, unjust enrichment, negligence, and negligent misrepresentation. At hearings held in July and October 2011 relating to AGM, AGC and the other defendants' demurrer, the court overruled the demurrer on the following claims: breach of contract, violation of California's antitrust statute and of its unfair business practices law, and fraud. The remaining claims were dismissed. On December 2, 2011, AGM, AGC and the other bond insurer defendants filed an anti-SLAPP ("Strategic Lawsuit Against Public Participation") motion to strike the complaints under California's Code of Civil Procedure. On May 1, 2012, the court ruled in favor of the bond insurer defendants on the first stage of the anti-SLAPP motion as to the causes of action arising from the alleged conspiracy, but denied the motion as to those causes of action based on transaction specific representations and omissions about the bond insurer defendants' credit ratings and financial health. The court has scheduled a hearing on the second stage of the anti-SLAPP motion for March 12, 2013. The complaints in these lawsuits generally seek unspecified monetary damages, interest, attorneys' fees, costs and other expenses. The Company cannot reasonably estimate the possible loss or range of loss, if any, that may arise from these lawsuits.

On April 8, 2011, AG Re and AGC filed a Petition to Compel Arbitration with the Supreme Court of the State of New York, requesting an order compelling Ambac to arbitrate Ambac's disputes with AG Re and AGC concerning their obligations under reinsurance agreements with Ambac. In March 2010, Ambac placed a number of insurance policies that it had issued, including policies reinsured by AG Re and AGC pursuant to the reinsurance agreements, into a segregated account. The Wisconsin state court has approved a rehabilitation plan whereby permitted claims under the policies in the segregated account will be paid 25% in cash and 75% in surplus notes issued by the segregated account. Ambac has advised AG Re and AGC that it has and intends to continue to enter into commutation agreements with holders of policies issued by Ambac, and reinsured by AG Re and AGC, pursuant to which Ambac will pay a combination of cash and surplus notes to the policyholder. AG Re and AGC have informed Ambac that they believe their only current payment obligation with respect to the commutations arises from the cash payment, and that there is no obligation to pay any amounts in respect of the surplus notes until payments of principal or interest are made on such notes. Ambac has disputed this position on one commutation and may take a similar position on subsequent commutations. On April 15, 2011, attorneys for the Wisconsin Insurance Commissioner, as Rehabilitator of Ambac's segregated account, and for Ambac filed a motion with Lafayette County, Wisconsin, Circuit Court Judge William Johnston, asking him to find AG Re and AGC to be in violation of an injunction protecting the interests of the segregated account by their seeking to compel arbitration on this matter and failing to pay in full all amounts with respect to Ambac's payments in the form of surplus notes. On June 14, 2011, Judge Johnston issued an order granting the Rehabilitator's and Ambac's motion to enforce the injunction against AGC and AG Re and the parties filed a stipulation dismissing the Petition to Compel Arbitration without prejudice. AGC and AG Re have appealed Judge Johnston's order to the Wisconsin Court of Appeals.

On November 28, 2011, Lehman Brothers International (Europe) (in administration) ("LBIE") sued AG Financial Products Inc. ("AGFP"), an affiliate of AGC which in the past had provided credit protection to counterparties under credit default swaps. AGC acts as the credit support provider of AGFP under these credit default swaps. LBIE's complaint, which was filed in the Supreme Court of the State of New York, alleged that AGFP improperly terminated nine credit derivative transactions between LBIE and AGFP and improperly calculated the termination payment in connection with the termination of 28 other credit derivative transactions between LBIE and AGFPs. With respect to the 28 credit derivative transactions, AGFP calculated that LBIE owes AGFP approximately $25 million, whereas LBIE asserted in the complaint that AGFP owes LBIE a termination payment of approximately $1.4 billion. On February 3, 2012, AGFP filed a motion to dismiss certain of the counts in the complaint. Oral arguments on such motion to dismiss took place in September 2012. LBIE is seeking unspecified damages. The Company cannot reasonably estimate the possible loss, if any, that may arise from this lawsuit.

On November 19, 2012, Lehman Brothers Holdings Inc. ("LBHI") and Lehman Brothers Special Financing Inc. ("LBSF") commenced an adversary complaint and claim objection in the United States Bankruptcy Court for the Southern District of New York against Credit Protection Trust 283 ("CPT 283"), FSA Administrative Services, LLC, as trustee for

CPT 283, and AGM, in connection with CPT 283's termination of a CDS between LBSF and CPT 283. CPT 283 terminated the CDS as a consequence of LBSF failing to make a scheduled payment owed to CPT 283, which termination occurred after LBHI filed for bankruptcy but before LBSF filed for bankruptcy. The CDS provided that CPT 283 was entitled to receive from LBSF a termination payment in that circumstance of approximately $43.8 million (representing the economic equivalent of the future fixed payments CPT 283 would have been entitled to receive from LBSF had the CDS not been terminated), and CPT 283 filed proofs of claim against LBSF and LBHI (as LBSF's credit support provider) for such amount. LBHI and LBSF seek to disallow and expunge (as impermissible and unenforceable penalties) CPT 283's proofs of claim against LBHI and LBSF and recover approximately $67.3 million, which LBHI and LBSF allege was the mark-to-market value of the CDS to LBSF (less unpaid amounts) on the day CPT 283 terminated the CDS, plus interest, attorney's fees, costs and other expenses. On the same day, LBHI and LBSF also commenced an adversary complaint and claim objection against Credit Protection Trust 207 ("CPT 207"), FSA Administrative Services, LLC, as trustee for CPT 207, and AGM, in connection with CPT 207's termination of a CDS between LBSF and CPT 207. Similarly, the CDS provided that CPT 207 was entitled to receive from LBSF a termination payment in that circumstance of $492,555. LBHI and LBSF seek to disallow and expunge CPT 207's proofs of claim against LBHI and LBSF and recover approximately $1.5 million. AGM believes the terminations of the CDS and the calculation of the termination payment amounts were consistent with the terms of the ISDA master agreements between the parties. The Company cannot reasonably estimate the possible loss, if any, that may arise from this lawsuit.

Proceedings Related to AGMH's Former Financial Products Business

The following is a description of legal proceedings involving AGMH's former Financial Products Business. Although the Company did not acquire AGMH's former Financial Products Business, which included AGMH's former GIC business, medium term notes business and portions of the leveraged lease businesses, certain legal proceedings relating to those businesses are against entities that the Company did acquire. While Dexia SA and DCL, jointly and severally, have agreed to indemnify the Company against liability arising out of the proceedings described below in the "—Proceedings Related to AGMH's Former Financial Products Business" section, such indemnification might not be sufficient to fully hold the Company harmless against any injunctive relief or civil or criminal sanction that is imposed against AGMH or its subsidiaries.

Governmental Investigations into Former Financial Products Business

AGMH and/or AGM have received subpoenas *duces tecum* and interrogatories or civil investigative demands from the Attorneys General of the States of Connecticut, Florida, Illinois, Massachusetts, Missouri, New York, Texas and West Virginia relating to their investigations of alleged bid rigging of municipal GICs. AGMH is responding to such requests. AGMH may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators regarding their inquiries in the future. In addition,

- AGMH received a subpoena from the Antitrust Division of the Department of Justice in November 2006 issued in connection with an ongoing criminal investigation of bid rigging of awards of municipal GICs and other municipal derivatives;

- AGM received a subpoena from the SEC in November 2006 related to an ongoing industry-wide investigation concerning the bidding of municipal GICs and other municipal derivatives; and

- AGMH received a "Wells Notice" from the staff of the Philadelphia Regional Office of the SEC in February 2008 relating to the investigation concerning the bidding of municipal GICs and other municipal derivatives. The Wells Notice indicates that the SEC staff is considering recommending that the SEC authorize the staff to bring a civil injunctive action and/or institute administrative proceedings against AGMH, alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and Section 17(a) of the Securities Act.

Pursuant to the subpoenas, AGMH has furnished to the Department of Justice and SEC records and other information with respect to AGMH's municipal GIC business. The ultimate loss that may arise from these investigations remains uncertain.

In July 2010, a former employee of AGM who had been involved in AGMH's former Financial Products Business was indicted along with two other persons with whom he had worked at Financial Guaranty Insurance Company. Such former employee and the other two persons were convicted on fraud conspiracy counts. They have appealed the convictions.

Lawsuits Relating to Former Financial Products Business

During 2008, nine putative class action lawsuits were filed in federal court alleging federal antitrust violations in the municipal derivatives industry, seeking damages and alleging, among other things, a conspiracy to fix the pricing of, and manipulate bids for, municipal derivatives, including GICs. These cases have been coordinated and consolidated for pretrial proceedings in the U.S. District Court for the Southern District of New York as *MDL 1950, In re Municipal Derivatives Antitrust Litigation,* Case No. 1:08-cv-2516 ("MDL 1950").

Five of these cases named both AGMH and AGM: (a) *Hinds County, Mississippi v. Wachovia Bank, N.A.*; (b) *Fairfax County, Virginia v. Wachovia Bank, N.A.*; (c) *Central Bucks School District, Pennsylvania v. Wachovia Bank, N.A.*; (d) *Mayor and City Council of Baltimore, Maryland v. Wachovia Bank, N.A.*; and (e) *Washington County, Tennessee v. Wachovia Bank, N.A.* In April 2009, the MDL 1950 court granted the defendants' motion to dismiss on the federal claims, but granted leave for the plaintiffs to file a second amended complaint. In June 2009, interim lead plaintiffs' counsel filed a Second Consolidated Amended Class Action Complaint; although the Second Consolidated Amended Class Action Complaint currently describes some of AGMH's and AGM's activities, it does not name those entities as defendants. In March 2010, the MDL 1950 court denied the named defendants' motions to dismiss the Second Consolidated Amended Class Action Complaint. The complaints in these lawsuits generally seek unspecified monetary damages, interest, attorneys' fees and other costs. The Company cannot reasonably estimate the possible loss, if any, or range of loss that may arise from these lawsuits.

Four of the cases named AGMH (but not AGM) and also alleged that the defendants violated California state antitrust law and common law by engaging in illegal bid-rigging and market allocation, thereby depriving the cities or municipalities of competition in the awarding of GICs and ultimately resulting in the cities paying higher fees for these products: (f) *City of Oakland, California v. AIG Financial Products Corp.*; (g) *County of Alameda, California v. AIG Financial Products Corp.*; (h) *City of Fresno, California v. AIG Financial Products Corp.*; and (i) *Fresno County Financing Authority v. AIG Financial Products Corp.* When the four plaintiffs filed a consolidated complaint in September 2009, the plaintiffs did not name AGMH as a defendant. However, the complaint does describe some of AGMH's and AGM's activities. The consolidated complaint generally seeks unspecified monetary damages, interest, attorneys' fees and other costs. In April 2010, the MDL 1950 court granted in part and denied in part the named defendants' motions to dismiss this consolidated complaint.

In 2008, AGMH and AGM also were named in five non-class action lawsuits originally filed in the California Superior Courts alleging violations of California law related to the municipal derivatives industry: (a) *City of Los Angeles, California v. Bank of America, N.A.*; (b) *City of Stockton, California v. Bank of America, N.A.*; (c) *County of San Diego, California v. Bank of America, N.A.*; (d) *County of San Mateo, California v. Bank of America, N.A.*; and (e) *County of Contra Costa, California v. Bank of America, N.A.* Amended complaints in these actions were filed in September 2009, adding a federal antitrust claim and naming AGM (but not AGMH) and AGUS, among other defendants. These cases have been transferred to the Southern District of New York and consolidated with MDL 1950 for pretrial proceedings.

In late 2009, AGM and AGUS, among other defendants, were named in six additional non-class action cases filed in federal court, which also have been coordinated and consolidated for pretrial proceedings with MDL 1950: (f) *City of Riverside, California v. Bank of America, N.A.*; (g) *Sacramento Municipal Utility District v. Bank of America, N.A.*; (h) *Los Angeles World Airports v. Bank of America, N.A.*; (i) *Redevelopment Agency of the City of Stockton v. Bank of America, N.A.*; (j) *Sacramento Suburban Water District v. Bank of America, N.A.*; and (k) *County of Tulare, California v. Bank of America, N.A.*

The MDL 1950 court denied AGM and AGUS's motions to dismiss these eleven complaints in April 2010. Amended complaints were filed in May 2010. On October 29, 2010, AGM and AGUS were voluntarily dismissed with prejudice from the *Sacramento Municipal Utility District* case only. The complaints in these lawsuits generally seek or sought unspecified monetary damages, interest, attorneys' fees, costs and other expenses. The Company cannot reasonably estimate the possible loss, if any, or range of loss that may arise from the remaining lawsuits.

In May 2010, AGM and AGUS, among other defendants, were named in five additional non-class action cases filed in federal court in California: (a) *City of Richmond, California v. Bank of America, N.A.* (filed on May 18, 2010, N.D. California); (b) *City of Redwood City, California v. Bank of America, N.A.* (filed on May 18, 2010, N.D. California); (c) *Redevelopment Agency of the City and County of San Francisco, California v. Bank of America, N.A.* (filed on May 21, 2010, N.D. California); (d) *East Bay Municipal Utility District, California v. Bank of America, N.A.* (filed on May 18, 2010, N.D. California)*; and (e) City of San Jose and the San Jose Redevelopment Agency, California v. Bank of America, N.A* (filed on May 18, 2010, N.D. California). These cases have also been transferred to the Southern District of New York and consolidated with MDL 1950 for pretrial proceedings. In September 2010, AGM and AGUS, among other defendants, were named in a sixth additional non-class action filed in federal court in New York, but which alleges violation of New York's Donnelly Act in addition to federal antitrust law: *Active Retirement Community, Inc. d/b/a Jefferson's Ferry v. Bank of America, N.A.* (filed on September 21, 2010, E.D. New York), which has also been transferred to the Southern District of New York and consolidated with MDL 1950 for pretrial proceedings. In December 2010, AGM and AGUS, among other defendants, were named in a seventh additional non-class action filed in federal court in the Central District of California, *Los Angeles Unified School District v. Bank of America, N.A.*, and in an eighth additional non-class action filed in federal court in the Southern District of New York, *Kendal on Hudson, Inc. v. Bank of America, N.A.* These cases also have been consolidated with MDL 1950 for pretrial proceedings. The complaints in these lawsuits generally seek unspecified monetary damages, interest, attorneys' fees, costs and other expenses. The Company cannot reasonably estimate the possible loss, if any, or range of loss that may arise from these lawsuits.

In January 2011, AGM and AGUS, among other defendants, were named in an additional non-class action case filed in federal court in New York, which alleges violation of New York's Donnelly Act in addition to federal antitrust law: *Peconic Landing at Southold, Inc. v. Bank of America, N.A.* This case has been consolidated with MDL 1950 for pretrial proceedings. The complaint in this lawsuit generally seeks unspecified monetary damages, interest, attorneys' fees, costs and other expenses. The Company cannot reasonably estimate the possible loss, if any, or range of loss that may arise from this lawsuit.

In September 2009, the Attorney General of the State of West Virginia filed a lawsuit (Circuit Ct. Mason County, W. Va.) against Bank of America, N.A. alleging West Virginia state antitrust violations in the municipal derivatives industry, seeking damages and alleging, among other things, a conspiracy to fix the pricing of, and manipulate bids for, municipal derivatives, including GICs. An amended complaint in this action was filed in June 2010, adding a federal antitrust claim and naming AGM (but not AGMH) and AGUS, among other defendants. This case has been removed to federal court as well as transferred to the S.D.N.Y. and consolidated with MDL 1950 for pretrial proceedings. The complaint in this lawsuit generally seeks civil penalties, unspecified monetary damages, interest, attorneys' fees, costs and other expenses. The Company cannot reasonably estimate the possible loss, if any, or range of loss that may arise from this lawsuit.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

Executive Officers of the Company

The table below sets forth the names, ages, positions and business experience of the executive officers of Assured Guaranty Ltd.

Name	Age	Position(s)
Dominic J. Frederico	60	President and Chief Executive Officer; Deputy Chairman
Robert B. Mills	63	Chief Operating Officer
Robert A. Bailenson	46	Chief Financial Officer
Howard W. Albert	53	Chief Risk Officer
Russell B. Brewer II	55	Chief Surveillance Officer
James M. Michener	60	General Counsel and Secretary
Bruce E. Stern	58	Executive Officer

Dominic J. Frederico has been President and Chief Executive Officer of AGL since December 2003. Mr. Frederico served as Vice Chairman of ACE Limited from June 2003 until April 2004 and served as President and Chief Operating Officer of ACE Limited and Chairman of ACE INA Holdings, Inc. from November 1999 to June 2003. Mr. Frederico was a director of ACE Limited from 2001 until his retirement from that board in May 2005. Mr. Frederico has also served as Chairman, President and Chief Executive Officer of ACE INA Holdings, Inc. from May 1999 through November 1999. Mr. Frederico previously served as President of ACE Bermuda Insurance Ltd. from July 1997 to May 1999, Executive Vice President, Underwriting from December 1996 to July 1997, and as Executive Vice President, Financial Lines from January 1995 to December 1996. Prior to joining ACE Limited, Mr. Frederico spent 13 years working for various subsidiaries of American International Group ("AIG"). Mr. Frederico completed his employment at AIG after serving as Senior Vice President and Chief Financial Officer of AIG Risk Management. Before that, Mr. Frederico was Executive Vice President and Chief Financial Officer of UNAT, a wholly owned subsidiary of AIG headquartered in Paris, France.

Robert B. Mills has been Chief Operating Officer of AGL since June 2011. Mr. Mills was Chief Financial Officer of AGL from January 2004 until June 2011. Prior to joining Assured Guaranty, Mr. Mills was Managing Director and Chief Financial Officer—Americas of UBS AG and UBS Investment Bank from April 1994 to January 2004, where he was also a member of the Investment Bank Board of Directors. Previously, Mr. Mills was with KPMG from 1971 to 1994, where his responsibilities included being partner-in-charge of the Investment Banking and Capital Markets practice.

Robert A. Bailenson has been Chief Financial Officer of AGL since June 2011. Mr. Bailenson has been with Assured Guaranty and its predecessor companies since 1990. Mr. Bailenson became Chief Accounting Officer of AGM in July 2009 and has been Chief Accounting Officer of AGL since May 2005 and Chief Accounting Officer of AGC since 2003. He was Chief Financial Officer and Treasurer of AG Re from 1999 until 2003 and was previously the Assistant Controller of Capital Re Corp., the Company's predecessor.

Howard W. Albert has been Chief Risk Officer of AGL since May 2011. Prior to that, he was Chief Credit Officer of AGL from 2004 to April 2011. Mr. Albert joined Assured Guaranty in September 1999 as Chief Underwriting Officer of Capital Re Company, the predecessor to AGC. Before joining Assured Guaranty, he was a Senior Vice President with Rothschild Inc. from February 1997 to August 1999. Prior to that, he spent eight years at Financial Guaranty Insurance Company from May 1989 to February 1997, where he was responsible for underwriting guaranties of asset-backed securities and international infrastructure transactions. Prior to that, he was employed by Prudential Capital, an investment arm of The Prudential Insurance Company of America, from September 1984 to April 1989, where he underwrote investments in asset-backed securities, corporate loans and project financings.

Russell B. Brewer II has been Chief Surveillance Officer of AGL since November 2009 and Chief Surveillance Officer of AGC and AGM since July 2009. Mr. Brewer has been with AGM since 1986. Mr. Brewer was Chief Risk Management Officer of AGM from September 2003 until July 2009 and Chief Underwriting Officer of AGM from September 1990 until September 2003. Mr. Brewer was also a member of the Executive Management Committee of AGM. He was a Managing Director of AGMH from May 1999 until July 2009. From March 1989 to August 1990, Mr. Brewer was Managing Director, Asset Finance Group, of AGM. Prior to joining AGM, Mr. Brewer was an Associate Director of Moody's Investors Service, Inc.

James M. Michener has been General Counsel and Secretary of AGL since February 2004. Prior to joining Assured Guaranty, Mr. Michener was General Counsel and Secretary of Travelers Property Casualty Corp. from January 2002 to February 2004. From April 2001 to January 2002, Mr. Michener served as general counsel of Citigroup's Emerging Markets business. Prior to joining Citigroup's Emerging Markets business, Mr. Michener was General Counsel of Travelers Insurance from April 2000 to April 2001 and General Counsel of Travelers Property Casualty Corp. from May 1996 to April 2000.

Bruce E. Stern has been Executive Officer of AGC and AGM since July 2009. Mr. Stern was General Counsel, Managing Director, Secretary and Executive Management Committee member of AGM from 1987 until July 2009. Prior to joining AGM, Mr. Stern was an associate at the New York office of Cravath, Swaine & Moore. Mr. Stern has served as Chairman of the Association of Financial Guaranty Insurers since April 2010.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

AGL's common shares are listed on the New York Stock Exchange under symbol "AGO." The table below sets forth, for the calendar quarters indicated, the reported high and low sales prices and amount of any cash dividends declared.

Common Stock Prices and Dividends

	2012			2011		
	Sales Price		Cash	Sales Price		Cash
	High	Low	Dividends	High	Low	Dividends
First Quarter	$ 19.04	$ 13.20	$ 0.09	$ 20.16	$ 13.49	$ 0.045
Second Quarter	16.58	11.17	0.09	18.54	14.03	0.045
Third Quarter	15.83	11.29	0.09	16.99	9.67	0.045
Fourth Quarter	14.80	12.48	0.09	14.19	9.16	0.045

On February 22, 2013, the closing price for AGL's common shares on the NYSE was $18.80, and the approximate number of shareholders of record at the close of business on that date was 121.

AGL is a holding company whose principal source of income is dividends from its operating subsidiaries. The ability of the operating subsidiaries to pay dividends to AGL and AGL's ability to pay dividends to its shareholders are each subject to legal and regulatory restrictions. The declaration and payment of future dividends will be at the discretion of AGL's Board of Directors and will be dependent upon the Company's profits and financial requirements and other factors, including legal restrictions on the payment of dividends and such other factors as the Board of Directors deems relevant. For more information concerning AGL's dividends, please refer to Item 7 under the caption "Liquidity and Capital Resources" and Note 12, Insurance Company Regulatory Requirements, of the Financial Statements and Supplementary Data.

Recent Purchases

On January 18, 2013, the Company's Board of Directors authorized a $200 million share repurchase program. This latest repurchase program replaces the authorization on November 14, 2011 for the Company to repurchase up to 5.0 million common shares. Under the prior authorization, the Company had repurchased 2.1 million common shares in 2012.

No shares were repurchased for the payment of employee withholding taxes due in connection with the vesting of restricted stock awards or under the Company's share repurchase program during the three months ended December 31, 2012.

Performance Graph

Set forth below are a line graph and a table comparing the dollar change in the cumulative total shareholder return on AGL's common shares from December 31, 2007 through December 31, 2012 as compared to the cumulative total return of the Standard & Poor's 500 Stock Index and the cumulative total return of the Standard & Poor's 500 Financials Index. The chart and table depict the value on December 31, 2007, December 31, 2008, December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012 of a $100 investment made on December 31, 2007, with all dividends reinvested:



$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Assured Guaranty
S&P 500 index
S&P 500 Financials index

	Assured Guaranty	S&P 500 Index	S&P 500 Financial Index
12/31/2007	$ 100.00	$ 100.00	$ 100.00
12/31/2008	43.54	63.00	44.73
12/31/2009	84.32	79.68	52.44
12/31/2010	69.29	91.68	58.83
12/31/2011	52.12	93.62	48.82
12/31/2012	57.94	108.59	62.93

Source: Bloomberg

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read together with the other information contained in this Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this Form 10-K. Results of operations of Assured Guaranty Municipal Holdings Inc. ("AGMH") are included for periods beginning July 1, 2009, which we refer to as the Acquisition Date. Certain prior year balances have been reclassified to conform to the current year's presentation.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(dollars in millions, except per share amounts)				
Statement of operations data:					
Revenues:					
Net earned premiums[1]	$ 853	$ 920	$ 1,187	$ 930	$ 261
Net investment income[1]	404	396	361	262	163
Net realized investment gains (losses)[1]	1	(18)	(2)	(33)	(70)
Realized gains and other settlements on credit derivatives	(108)	6	153	164	118
Net unrealized gains (losses) on credit derivatives	(477)	554	(155)	(338)	38
Fair value gains (losses) on committed capital securities	(18)	35	9	(123)	42
Fair value gains (losses) on financial guaranty variable interest entities[1]	210	(132)	(274)	(1)	—
Other income	108	58	34	56	1
Total revenues	973	1,819	1,313	917	553
Expenses:					
Loss and loss adjustment expenses[1]	523	462	412	394	266
Amortization of deferred acquisition costs[1][2]	14	17	22	44	54
Assured Guaranty Municipal Holdings Inc. acquisition-related expenses	—	—	7	92	—
Interest expense	92	99	100	63	23
Goodwill and settlement of pre-existing relationship	—	—	—	23	—
Other operating expenses[2]	212	212	238	192	112
Total expenses	841	790	779	808	455
Income (loss) before (benefit) provision for income taxes	132	1,029	534	109	98
Provision (benefit) for income taxes	22	256	50	29	38
Net income (loss)	110	773	484	80	60
Less: Noncontrolling interest of variable interest entities	—	—	—	(2)	—
Net income (loss) attributable to Assured Guaranty Ltd.	$ 110	$ 773	$ 484	$ 82	$ 60
Earnings (loss) per share:					
Basic	$ 0.58	$ 4.21	$ 2.63	$ 0.64	$ 0.67
Diluted	$ 0.57	$ 4.16	$ 2.56	$ 0.63	$ 0.67
Dividends per share	$ 0.36	$ 0.18	$ 0.18	$ 0.18	$ 0.18

	As of December 31,				
	2012	2011	2010	2009	2008
	(dollars in millions, except per share amounts)				
Balance sheet data (end of period):					
Assets:					
Investments and cash	$ 11,223	$ 11,314	$ 10,849	$ 11,013	$ 3,644
Premiums receivable, net of ceding commission[1]	1,005	1,003	1,168	1,418	16
Ceded unearned premium reserve[1]	561	709	822	1,078	19
Salvage and subrogation recoverable	456	368	1,032	395	80
Credit derivative assets	141	153	185	217	147
Total assets	17,242	17,709	19,370	16,449	4,505
Liabilities and shareholders' equity:					
Unearned premium reserve[1]	5,207	5,963	6,973	8,381	1,234
Loss and loss adjustment expense reserve[1]	601	679	574	300	197
Reinsurance balances payable, net	219	171	274	212	18
Long-term debt	836	1,038	1,053	1,066	347
Credit derivative liabilities	1,934	1,457	2,055	1,759	734
Total liabilities	12,248	13,057	15,700	12,995	2,629
Accumulated other comprehensive income	515	368	112	142	3
Shareholders' equity attributable to Assured Guaranty Ltd.	4,994	4,652	3,670	3,455	1,876
Shareholders' equity	4,994	4,652	3,670	3,454	1,876
Book value per share	25.74	25.52	19.97	18.76	20.62
Consolidated statutory financial information[3]:					
Contingency reserve	$ 2,364	$ 2,571	$ 2,288	$ 1,879	$ 712
Policyholders' surplus	3,579	3,116	2,627	2,962	1,598
Claims paying resources[4]	12,328	12,839	12,630	13,051	4,962
Outstanding Exposure:					
Net debt service outstanding	$ 782,180	$ 845,665	$ 927,143	$ 958,265	$ 348,816
Net par outstanding	519,893	558,048	617,131	640,422	222,722

(1) Accounting guidance for financial guaranty insurance contracts changed effective January 1, 2009 and for VIEs effective January 1, 2010. As a result, amounts are not comparable.

(2) Accounting guidance restricting the types and amounts of financial guaranty insurance contract acquisition costs that may be deferred was adopted and retrospectively applied effective January 1, 2012.

(3) Prepared in accordance with accounting practices prescribed or permitted by U.S. insurance regulatory authorities, for all insurance subsidiaries.

(4) Claims paying resources is calculated as the sum of statutory policyholders' surplus, statutory contingency reserve, statutory unearned premium reserves, statutory loss and LAE reserves, present value of installment premium on financial guaranty and credit derivatives, discounted at 6%, and standby lines of credit/stop loss. Total claims paying resources is used by the Company to evaluate the adequacy of capital resources. On December 23, 2011, AGM terminated its $298 million non-recourse credit facility and replaced such credit facility, effective as of January 1, 2012, with a $435 million excess of loss reinsurance facility for the benefit of AGM and AGC which is included in claims paying resources as of December 31, 2012 and 2011.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and accompanying notes which appear elsewhere in this Form 10-K. It contains forward looking statements that involve risks and uncertainties. Please see "Forward Looking Statements" for more information. The Company's actual results could differ materially from those anticipated in these forward looking statements as a result of various factors, including those discussed below and elsewhere in this Form 10-K, particularly under the headings "Risk Factors" and "Forward Looking Statements."

Introduction

The Company provides credit protection products in the United States ("U.S.") and international public finance (including infrastructure) and structured finance markets. The Company applies its credit underwriting judgment, risk management skills and capital markets experience to offer insurance that protects holders of debt instruments and other monetary obligations from defaults in scheduled payments, including scheduled interest and principal payments. The securities insured by the Company include taxable and tax-exempt obligations issued by U.S. state or municipal governmental authorities, utility districts or facilities; notes or bonds issued to finance international infrastructure projects; and asset-backed securities issued by special purpose entities. The Company markets its credit protection products directly to issuers and underwriters of public finance, infrastructure and structured finance securities as well as to investors in such obligations. The Company guarantees obligations issued in many countries, although its principal focus is on the U.S., as well as Europe and Australia.

Executive Summary

This executive summary of management's discussion and analysis highlights selected information and may not contain all of the information that is important to readers of this Annual Report. For a more detailed description of events, trends and uncertainties, as well as the capital, liquidity, credit, operational and market risks and the critical accounting policies and estimates affecting the Company, this Annual Report should be read in its entirety.

Economic Environment

The Company continued to be the most active provider of financial guaranty insurance in 2012 as a result of its financial strength and its ability to maintain strong investment-grade financial strength ratings. All of the Company's former financial guaranty competitors have had their financial strength ratings downgraded by rating agencies to below investment grade levels or are no longer rated, severely impacting their ability to underwrite new business. Only two other industry participants have investment grade financial strength ratings today: National Public Finance Guarantee Corporation, which has been involved in litigation challenging its separation from MBIA Insurance Corporation and appears not to have financial strength ratings adequate to issue new financial guaranty policies on public finance obligations, and Build America Mutual Assurance Company, which is a new entrant to the industry that commenced operations during 2012 and is gradually increasing its business. Business conditions have been difficult for the entire financial guaranty insurance industry since mid-2007, and the Company continues to face challenges in maintaining its market penetration today. The presence of a new financial guaranty insurer may lead to higher overall insurance penetration of the U.S. municipal bond market or such new insurer may displace the Company in certain insured transactions.

The overall economic environment in the U.S. has improved over the last few years and indicators such as lower delinquency rates and more stable housing prices point toward improvement in the housing market. However, unemployment rates remain too high for a robust general economic recovery to have taken hold and concerns over the fiscal cliff may have hampered the recovery towards the end of 2012.

Municipal credits have experienced budgetary stress since the recent credit crisis and the ensuing recession, compounded in many cases by significant unfunded pension and retiree health care liabilities. While revenues at the state level have been rebounding in general, many local governments have continued to face structural deficits as a result of the decline in property taxes. Although the vast majority of municipalities have been taking steps to address their fiscal challenges, a small number have sought bankruptcy protection. This is an area of law that has not been tested due to the relatively low frequency of such cases. The Company has been active with respect to the municipal bankruptcy cases involving Jefferson County, Alabama and the City of Stockton, California. It has also been closely monitoring legal proceedings in other municipal bankruptcy cases in various states. In addition, the Company has been involved with efforts of the city receiver for the City of Harrisburg, Pennsylvania to develop and implement a fiscal recovery plan for the city.

The publicity surrounding high-profile defaults, especially those few where bond insurers are paying claims, provides evidence of the value of bond insurance and may stimulate demand, especially at the retail level. New issuance volume in the U.S. public finance market increased in 2012 as interest rates fell to historic lows. Tight credit spreads and low interest rates tend to suppress demand for bond insurance as the potential savings for issuers are diminished and some investors prefer to forgo insurance in favor of greater yield.

In the international arena, troubled Eurozone countries continue to be a source of stress in global equity and debt markets. Following the 2011 restructuring of the sovereign debt of Greece, debt costs in Portugal, Spain and Italy remain elevated, although they have declined substantially since the announcement on August 2, 2012 by the European Central Bank that it would undertake outright monetary transactions ("OMT") in support of Eurozone sovereign bonds. Successful execution of structural reforms is necessary to avert further fiscal stress in those and other European Union ("EU") countries. Fiscal austerity programs initiated to address the problems have constrained economic growth and may cause recession. The rating agencies have downgraded many European sovereign credits within the past year. The Company's exposure to troubled Eurozone countries is described in "—Results of Operations—Consolidated Results of Operations—Losses in the Insured Portfolio" and "—Insured Portfolio—Selected European Exposures."

The current economic environment has had a significant negative impact on the demand by investors for financial guaranty policies, and it is uncertain when or if demand for financial guaranties will return to their pre-economic crisis level. In particular, there has been limited new issue activity and also limited demand for financial guaranties in 2012 and 2011 in both the global structured finance and international infrastructure finance markets. The Company expects that global structured finance and international infrastructure opportunities will increase in the future as the global economy recovers, issuers return to the capital markets for financings and institutional investors again utilize financial guaranties, although the Company cannot assure that this will occur.

In 2012, the Company continued to be affected by a negative perception of financial guaranty insurers arising from the financial distress suffered by other companies in the industry during the financial crisis. In November 2011, S&P downgraded the financial strength ratings of AGM and AGC to AA- (Stable Outlook) under its revised criteria. In January 2013, after a ten month review, Moody's assigned the following lower financial strength ratings: A2 (Stable) for AGM, A3 (Stable) for AGC, and Baa1 (Stable) for AGRe. Because the financial strength ratings of Assured Guaranty were under review for possible downgrade by Moody's throughout most of 2012, the Company believes the demand for the Company's insurance product was negatively impacted.

The demand for the Company's insurance has also been negatively affected by the credit spread on AGC, which is a reflection of the risk that investors perceive in the Company, among other factors. The higher the Company's credit spread, the lower the benefit of the Company's guaranty is to certain investors. If investors view the Company as being only marginally less risky, or perhaps even as risky, as the uninsured security, the coupon on a security insured by the Company may not be much lower, or may be the same as, an uninsured security offered by the same issuer. Accordingly, issuers may be unwilling to pay a premium for the Company to insure their securities if the insurance does not lower the costs of issuance. While AGC's and AGM's credit spreads were lower at December 31, 2012 compared with December 31, 2011, they remained high compared with their pre-2007 credit spreads.

Financial Performance of Assured Guaranty

Financial Results

	Year Ended December 31,		
	2012	2011	Change
	(in millions, except per share amounts)		
Selected income statement data			
Net earned premiums	$ 853	$ 920	$ (67)
Net investment income	404	396	8
Realized gains (losses) and other settlements on credit derivatives	(108)	6	(114)
Net unrealized gains (losses) on credit derivatives	(477)	554	(1,031)
Fair value gains (losses) on financial guaranty variable interest entities	210	(132)	342
Loss and loss adjustment expenses	(523)	(462)	(61)
Other operating expenses	(212)	(212)	—
Net income (loss)	110	773	(663)
Diluted earnings per share	$ 0.57	$ 4.16	$ (3.59)
Selected non-GAAP measures(1)			
Operating income	$ 535	$ 601	$ (66)
Operating income per share	$ 2.81	$ 3.24	$ (0.43)
Present value of new business production ("PVP")	$ 210	$ 243	$ (33)

(1) Please refer to "—Non-GAAP Financial Measures."

Net Income (Loss)

There are several primary drivers of volatility in reported net income or loss that are not necessarily indicative of credit impairment or improvement, or ultimate economic gains or losses: changes in credit spreads of insured credit derivative obligations and financial guaranty variable interest entities' ("FG VIEs") assets and liabilities, changes in the Company's own credit spreads, and changes in risk-free rates used to discount expected losses. Changes in credit spreads have the most significant effect on changes in fair value of credit derivatives and FG VIE assets and liabilities. In addition to these factors, changes in expected losses, the timing of refundings and terminations of financial guaranty insurance contracts, realized gains and losses on the investment portfolio, including other-than-temporary impairments, the effects of large settlements or transactions, and the effects of the Company's various loss mitigation strategies, among other factors, may also have a significant effect on reported net income or loss in a given reporting period.

Net income for 2012 declined to $110 million from $773 million in 2011 due primarily to unrealized losses on credit derivatives, higher loss and loss adjustment expenses and lower net earned premiums. Over the course of 2012, credit spreads on AGC and AGM declined, which resulted in unrealized losses in the credit derivative portfolio, while in 2011, those credit spreads increased, resulting in unrealized gains. In 2012, loss and loss adjustment expenses were higher than 2011 due primarily to losses incurred on Greek sovereign exposures. Net earned premiums declined due to the scheduled amortization of the insured portfolio, offset in part by higher terminations and refundings of insured obligations. Offsetting the decline in net income were changes in fair value of FG VIE assets and liabilities and commutation gains related to the reassumption of previously ceded books of business.

Non-GAAP Financial Measures

Non-GAAP operating income in 2012 was $535 million, compared with $601 million in 2011. The decline in operating income was primarily driven by losses incurred on Greek exposures and lower credit derivative revenues, offset in part by higher commutation gains. The decline in credit derivative revenues is consistent with expectations as the Company no longer writes financial guaranties in derivative form and this book of business amortizes.

Adjusted book value was $9.2 billion and adjusted book value per share was $47.17 as of December 31, 2012 as compared to $9.0 billion and $49.32 per share as of December 31, 2011. Adjusted book value increased slightly, mainly due to the issuance of common shares, new business and commutations of reassumed business, partially offset by economic loss development. Adjusted book value per share decreased due to 11.8 million additional shares outstanding in 2012. In June 2012, the Company issued 13.4 million common shares which were partially offset by the repurchase of 2.1 million common shares in 2012. See Note 19, Shareholders' Equity, of the Financial Statements and Supplementary Data.

See "–Non-GAAP Financial Measures" for a description of these non-GAAP financial measures.

Key Business Strategies

The Company has been focused on various strategies to create value:

- loss mitigation, including the pursuit of recoveries for breaches of R&W, servicing improvements and the purchase of insured obligations;
- new business development and reinsurance commutations; and
- other rating agency capital improvement strategies.

On May 31, 2012, the Company acquired Municipal and Infrastructure Assurance Corporation, which it has renamed MAC, from Radian. MAC is licensed to provide financial guaranty insurance and reinsurance in 38 U.S. jurisdictions including the District of Columbia. In January 2013, the Company announced its intention to launch MAC as a new financial guaranty insurer that provides insurance only on debt obligations in the U.S. public finance markets, in order to increase the Company's insurance penetration in such market.

Loss Mitigation

The Company continued its risk remediation strategies in 2012, which lowered losses and improved rating agency capital. The following are examples of the strategies employed by the Company.

Pursuit of R&W Breaches

In an effort to recover U.S. RMBS losses the Company experienced in its insured U.S. RMBS portfolio resulting from breaches of R&W, the Company has pursued R&W providers by enforcing R&W provisions in contracts, negotiating agreements with R&W providers relating to those provisions and, where indicated, initiating litigation against R&W providers. The two largest settlement agreements resulting from these efforts were with Bank of America in 2011 and Deutsche Bank in 2012. See "*Losses in the Insured Portfolio*" and Note 6, Expected Loss to be Paid, of the Financial Statements and Supplementary Data, for a discussion of each of these agreements. In the proceeding AGM brought against Flagstar Bank in New York Federal court, the court granted judgment in favor of AGM in February 2013 on its claims for breach of contract in the amount of approximately $90 million plus contractual interest and attorneys' fees and costs to be determined. Flagstar Bank has indicated it intends to appeal the decision.

All together these efforts have resulted in the Company causing R&W providers to pay or agree to pay $2.9 billion in respect of R&W. The Company believes these results, including settlement agreements and trial decisions, are significant and will help it as it continues to pursue R&W providers for U.S. RMBS transactions it has insured. The Company continues to enforce contractual provisions and pursue litigation and is in discussions with other R&W providers regarding potential agreements. See "Recovery Litigation" in Note 6, Expected Loss to be Paid, of the Financial Statements and Supplementary Data, for a discussion of the litigation proceedings the Company has initiated against other R&W providers.

Purchase of Below Investment Grade Insured Obligations

In order to mitigate losses, the Company is continuing to purchase attractively priced BIG obligations that it insured. These purchases resulted in a reduction to net expected loss to be paid of $586 million as of December 31, 2012. As of December 31, 2012, the fair value of assets purchased or obtained for loss mitigation purposes (excluding the value of the Company's insurance) was $650 million, with a par of $1,855 million (including bonds related to FG VIEs of $94 million in fair value and $695 million in par).

RMBS Servicing Intervention

The quality of servicing of the mortgage loans underlying an RMBS transaction influences collateral performance and ultimately the amount (if any) of the Company's insured losses. The Company has established a group to mitigate RMBS losses by influencing mortgage servicing, including, if possible, causing the transfer of servicing or establishing special servicing arrangements. "Special servicing" is an industry term referencing more intense servicing applied to delinquent loans aimed at mitigating losses. Special servicing arrangements provide incentives to a servicer to achieve better performance on the mortgage loans it services. As a result of the Company's efforts, at February 28, 2013 the servicing of approximately $3.0 billion of mortgage loans had been transferred to a new servicer and another $1.7 billion of mortgage loans were subject to special servicing arrangements. The December 31, 2012 net insured par of the transactions subject to a servicing transfer was $2.7 billion and the net insured par of the transactions subject to a special servicing arrangement was $0.9 billion.

New Business Development and Commutations

Management believes that the Company is able to provide value not only by insuring the timely payment of scheduled interest and principal amounts when due, but also through its underwriting, surveillance and loss mitigation capabilities. Few individual or even institutional investors have the analytic resources to cover the tens of thousands of municipal credits in the market. For those exposures that the Company guarantees, it undertakes the tasks of credit selection, analysis, negotiation of terms, surveillance and, if necessary, loss mitigation. Management believes this allows retail investors to participate more widely, institutional investors to operate more efficiently, and smaller, less well-known issuers to gain market access on a more cost-effective basis. The following tables present summarized information about the U.S. municipal market's new debt issuance volume and the Company's share of that market.

U.S. Municipal Market Data(1)

	Year Ended December 31,					
	2012		2011		2010	
	Par	Number of issues	Par	Number of issues	Par	Number of issues
	(dollars in billions, except number of issues)					
New municipal bonds issued	$ 366.7	12,544	$ 285.2	10,176	$ 430.8	13,594
Insured by AGC and AGM(2)	13.2	1,157	15.2	1,228	26.8	1,697

(1) Based on the date the transactions are sold.

(2) Represents 99.8% for 2012, 100% for 2011 and 100% for 2010 of market share of bonds issued with insurance for all periods presented.

Amounts in the table below represent Assured Guaranty's percentage of the market categories listed.

Assured Guaranty's Penetration Rates for the U.S. Municipal Market

	Year Ended December 31,		
	2012	2011	2010
Market penetration par	3.6%	5.3%	6.2%
Market penetration based on number of issues	9.2	12.1	12.5
% of single A par sold	11.9	15.8	14.9
% of single A transactions sold	29.5	37.8	35.2
% of under $25 million par sold	11.7	14.7	15.3
% of under $25 million transactions sold	10.3	13.2	13.7

New Business Production

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
PVP:			
Public Finance—U.S.			
Assumed from Radian	$ 22	$ —	$ —
Primary Markets	125	148	286
Secondary Markets	19	25	42
Public Finance—non-U.S.			
Primary Markets	1	3	—
Secondary Markets	—	—	1
Structured Finance—U.S.	43	60	30
Structured Finance—non-U.S.	—	7	4
Total PVP	$ 210	$ 243	363
Gross Par Written:			
Public Finance—U.S.			
Assumed from Radian	$ 1,797	$ —	—
Primary Markets	13,055	14,015	26,195
Secondary Markets	1,309	1,077	1,567
Public Finance—non-U.S.			
Primary Markets	35	127	—
Secondary Markets	—	—	34
Structured Finance—U.S.	620	1,673	2,963
Structured Finance—non-U.S.	—	—	—
Total gross par written	$ 16,816	$ 16,892	30,759

PVP represents the present value of estimated future earnings primarily on new financial guaranty contracts written in the period, before consideration of cessions to reinsurers. See "—Non-GAAP Measures—PVP or Present Value of New Business Production."

U.S. public finance PVP and gross par written have declined over the past two years as a result of record-low bond yields on new issuances, tight credit spreads and uncertainty over financial strength ratings of Assured Guaranty throughout 2011 and 2012. However, the Company's 2012 U.S. public finance premium rates were consistent by sector with rates in 2011 and the average rating of gross par written has remained in the Single-A category. The Company insured a select number of U.S. structured finance transactions in 2012, including a U.S. commercial receivables securitization and a life insurance reserve financing. The Company uses its AGC platform to underwrite new structured finance transactions, while most public finance transactions are written by AGM.

PVP for 2012 includes $22 million in assumed public finance business from Radian, representing the Company's first third party assumed reinsurance treaty written since 2009. On January 24, 2012, the Company announced a three-part agreement with Radian under which it reassumed $12.9 billion of par it had previously ceded to Radian, reinsured approximately $1.8 billion of U.S. public finance par and agreed to acquire MAC. In addition to the Radian reassumption, the Company also reassumed $6.2 billion in par from Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio"). The Company recognized $82 million in pre-tax commutation gains as a result of commutation transactions in 2012 and $32 million in 2011. The 2012 commutations resulted in approximately $109 million in additional future premium earnings.

Other Rating Agency Capital Improvement Strategies

In order to reduce leverage and possibly, rating agency capital charges, the Company has mutually agreed with beneficiaries to terminate selected financial guaranty insurance and credit derivative contracts. In particular, the Company has targeted investment grade securities for which claims are not expected but which carry a disproportionate rating agency capital charge. The Company terminated $4.1 billion in net par in 2012 and $12.8 billion in net par in 2011.

Results of Operations

Estimates and Assumptions

The Company's consolidated financial statements include amounts that are determined using estimates and assumptions. The actual amounts realized could ultimately be materially different from the amounts currently provided for in the Company's consolidated financial statements. Management believes the most significant items requiring inherently subjective and complex estimates are expected losses, including assumptions for breaches of R&W, fair value estimates, other-than-temporary impairment ("OTTI"), deferred income taxes, and premium revenue recognition. The following discussion of the results of operations includes information regarding the estimates and assumptions used for these items and should be read in conjunction with the notes to the Company's consolidated financial statements.

An understanding of the Company's accounting policies for these items is of critical importance to understanding its consolidated financial statements. See Part II, Item 8. "Financial Statements and Supplementary Data" for a discussion of significant accounting policies and fair value methodologies. The Company adopted a new pronouncement on January 1, 2012, in accordance with GAAP, which specifies that costs related directly to the successful acquisition of new and renewal insurance contracts should be capitalized. The effect of retrospective application was a decrease to net income of $3 million and $0.02 per share for 2011 and a decrease to net income of $10 million and $0.05 per share for 2010. The changes affected amortization of deferred acquisition costs, other operating expenses and taxes.

Consolidated Results of Operations

Consolidated Results of Operations

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Revenues:			
Net earned premiums	$ 853	$ 920	$ 1,187
Net investment income	404	396	361
Net realized investment gains (losses)	1	(18)	(2)
Net change in fair value of credit derivatives:			
Realized gains (losses) and other settlements	(108)	6	153
Net unrealized gains	(477)	554	(155)
Net change in fair value of credit derivatives	(585)	560	(2)
Fair value gains (losses) on committed capital securities ("CCS")	(18)	35	9
Fair value gains (losses) on FG VIEs	210	(132)	(274)
Other income	108	58	34
Total revenues	973	1,819	1,313
Expenses:			
Loss and LAE	523	462	412
Amortization of deferred acquisition costs	14	17	22
AGMH acquisition-related expenses	—	—	7
Interest expense	92	99	100
Other operating expenses	212	212	238
Total expenses	841	790	779
Income (loss) before provision for income taxes	132	1,029	534
Provision (benefit) for income taxes	22	256	50
Net income (loss)	$ 110	$ 773	$ 484

Net Earned Premiums

Net earned premiums are recognized over the remaining contractual lives, or in the case of homogeneous pools of insured obligations, the remaining expected lives, of financial guaranty insurance contracts.

Net Earned Premiums

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Financial guaranty:			
Public finance			
Scheduled net earned premiums and accretion	$ 339	$ 360	$ 386
Accelerations(1)	250	125	91
Total public finance	589	485	477
Structured finance(2)	263	433	708
Other	1	2	2
Total net earned premiums	$ 853	$ 920	$ 1,187

(1) Reflects the unscheduled refunding or early termination of underlying insured obligations.

(2) Excludes $153 million, $75 million and $48 million for 2012, 2011 and 2010, respectively, related to consolidated FG VIEs.

2012 compared with 2011: Net earned premiums decreased compared with 2011 due primarily to the scheduled amortization of the structured finance insured portfolio, offset in part by an increase in premium accelerations for refundings and terminations. Refundings are higher due to the low interest rate environment, which encourages refinancings of relatively more expensive debt obligations with lower cost debt obligations. Scheduled net earned premiums in 2012 were consistent with the previously disclosed expected amortization of deferred premium revenue. At December 31, 2012, $4.8 billion of net deferred premium revenue remained to be earned over the life of the insurance contracts. Scheduled net earned premiums are expected to decrease each year unless replaced by a higher amount of new business or reassumptions of previously ceded business (see Note 4, Financial Guaranty Insurance Premiums, of the Financial Statements and Supplementary Data, for expected timing of premium earnings). Before considering the elimination of premiums related to consolidated FG VIEs, net earned premiums increased primarily due to the acceleration of $82 million in net earned premiums on two transactions that are accounted for as FG VIEs, for which the Company's financial guaranty insurance obligation was terminated.

2011 compared with 2010: Net earned premiums decreased primarily due to the decline in structured finance scheduled net earned premium as the par outstanding declined, offset in part by an increase in accelerations in 2011. Scheduled net earned premiums in 2011 were consistent with the previously disclosed expected amortization of deferred premium revenue.

Net Investment Income

Net investment income is a function of the yield that the Company earns on invested assets and the size of the portfolio. The investment yield is a function of market interest rates at the time of investment as well as the type, credit quality and maturity of the invested assets.

Net Investment Income (1)

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Income from fixed maturity securities	$ 407	$ 399	$ 360
Income from short-term investments	1	1	3
Income from assets acquired in refinancing transactions	5	5	7
Gross investment income	413	405	370
Investment expenses	(9)	(9)	(9)
Net investment income(1)	$ 404	$ 396	$ 361
Average fixed and short-term maturity balance	$ 10,358	$ 10,534	$ 10,348

(1) Net investment income excludes $13 million for 2012 and $8 million for 2011 related to consolidated FG VIEs.

2012 compared with 2011: Net investment income increased primarily due to higher income earned on loss mitigation bonds, which the Company generally purchased at a discount and which carry high investment yields. Income earned on the general portfolio excluding loss mitigation bonds declined due to a lower fixed maturity balance and lower reinvestment rates. The overall pre-tax book yield was 3.85% at December 31, 2012 and 4.00% at December 31, 2011, respectively. Excluding bonds purchased or obtained for loss mitigation purposes, pre-tax yield was 3.51% as of December 31, 2012 compared with 3.69% as of December 31, 2011.

2011 compared with 2010: The increase in net investment income is due to a shift from cash and short term assets to the fixed maturity portfolio and additional earnings on higher invested asset balances. The overall pre-tax book yield was 4.00% at December 31, 2011 and 3.72% at December 31, 2010, respectively. Excluding bonds purchased or obtained for loss mitigation purposes, pre-tax yield was 3.69% as of December 31, 2011 compared with 3.67% as of December 31, 2010.

Net Realized Investment Gains (Losses)

The table below presents the components of net realized investment gains (losses). OTTI included below was primarily attributable to mortgage-backed securities that were acquired for loss mitigation purposes. See Note 11, Investments and Cash in Item 8. of this Annual Report on Form 10-K.

Net Realized Investment Gains (Losses)(1)

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Realized investment gains (losses) on sales of investments	$ 18	$ 27	$ 25
OTTI:			
Intent to sell	0	(5)	(4)
Credit losses on securities	(17)	(40)	(23)
OTTI	(17)	(45)	(27)
Net realized investment gains (losses)	$ 1	$ (18)	$ (2)

(1) Net realized investment gains (losses) reported in accordance with GAAP exclude $4 million for 2012 and $12 million for 2011 related to consolidated FG VIEs.

Other Income

Other income is comprised of recurring items such as foreign exchange remeasurement gains and losses, ancillary fees on financial guaranty policies such as commitment, consent and processing fees, and other revenue items on financial guaranty insurance and reinsurance contracts such as commutation gains on re-assumptions of previously ceded business.

Other Income

	Year Ended December 31,		
	2012	2011	2010
	(in millions)		
Foreign exchange gain (loss) on remeasurement of premium receivable and loss reserves	$ 22	$ (5)	$ (29)
Commutation gains (losses)	82	32	50
R&W settlement benefit	—	22	—
Other	4	9	13
Total other income	$ 108	$ 58	$ 34

Over the past several years, the Company has entered into several commutations in order to reassume previously ceded books of business from BIG financial guaranty companies and its other reinsurers. In 2012, the Company reassumed several large previously ceded reinsurance contracts, including Radian and Tokio, in exchange for a cash payment to the Company of $190 million. The Radian and Tokio transactions represented $19.1 billion in par and $108 million in related unearned premium reserve.

The R&W settlement benefit recorded in other income in 2011 represented transactions where the Company had recovered more than its expected lifetime losses due to a negotiated agreement with the R&W provider. Such excess may not be recorded as an offset to loss and LAE under GAAP.

Other Operating Expenses and Amortization of Deferred Acquisition Costs

Other operating expenses and amortization of deferred acquisition costs were affected by the retrospective application of new accounting guidance, which changed the type and amount of expenses that may be deferred and amortized. The effect of this new guidance in the years ended December 31, 2011 and 2010 was an increase in operating expenses of $19 million and $26 million, respectively, and a decrease in amortization of deferred acquisition costs of $14 million and $12 million, respectively. The guidance was retrospectively applied and therefore prior period amounts presented herein have been revised from previously reported amounts.

Other operating expenses in 2012 were relatively consistent with 2011. Other operating expenses decreased in 2011 compared to 2010 due primarily to declines in gross compensation expense, offset in part by lower deferral rates. Deferral rates were 6.4% in 2012 compared with 7.3% in 2011, and 9.4% in 2010.

Losses in the Insured Portfolio

The insured portfolio includes policies accounted for under three separate accounting models depending on the characteristics of the contract and the Company's control rights. Please refer to Note 6, Expected Loss to be Paid, of the Financial Statements and Supplementary Data, for a discussion of the accounting policies, assumptions and methodologies used in calculating the expected loss to be paid for all contracts. For a discussion of the measurement and recognition accounting policies under GAAP for each type of contract, see the following in Item 8 of the Annual Report on Form 10-K:

- Notes 4, 5 and 7 for financial guaranty insurance,
- Note 9 for credit derivatives accounting policies,
- Note 10 for consolidated FG VIE accounting policies, and
- Note 8 for fair value methodologies for credit derivatives and FG VIE assets and liabilities.

The discussion of losses that follows encompasses losses on all contracts in the insured portfolio regardless of accounting model, unless otherwise specified. In order to effectively evaluate and manage the economics of the entire insured portfolio, management compiles and analyzes expected loss information for all policies on a consistent basis. That is, management monitors and assigns ratings and calculates expected losses in the same manner for all its exposures. Management also considers contract specific characteristics that affect the estimates of expected loss.

Surveillance personnel are responsible for monitoring and reporting on all transactions in the insured portfolio. The primary objective of the surveillance process is to monitor trends and changes in transaction credit quality, detect any deterioration in credit quality, and recommend to management such remedial actions as may be necessary or appropriate. All transactions in the insured portfolio are assigned internal credit ratings, and Surveillance personnel are responsible for recommending adjustments to those ratings to reflect changes in transaction credit quality.

Surveillance personnel present analyses related to potential losses to the Company's loss reserve committees for consideration in estimating the expected loss to be paid. Such analyses include the consideration of various scenarios with potential probabilities assigned to them. Depending upon the nature of the risk, the Company's view of the potential size of any loss and the information available to the Company, that analysis may be based upon individually developed cash flow models, internal credit rating assessments and sector-driven loss severity assumptions or judgmental assessments. In the case of its assumed business, the Company may conduct its own analysis as just described or, depending on the Company's view of the potential size of any loss and the information available to the Company, the Company may use loss estimates provided by ceding insurers. The Company's loss reserve committees review and refresh the estimate of expected loss to be paid each quarter. The Company's estimate of ultimate loss on a policy is subject to significant uncertainty over the life of the insured transaction due to the potential for significant variability in credit performance as a result of economic, fiscal and financial market variability over the long duration of most contracts. The determination of net expected loss to be paid is an inherently subjective process involving numerous estimates, assumptions and judgments by management.

The Company segregates its insured portfolio into investment grade and BIG surveillance categories to facilitate the appropriate allocation of resources to monitoring and loss mitigation efforts and to aid in establishing the appropriate cycle for periodic review for each exposure. BIG exposures include all exposures with internal credit ratings below BBB-. The Company's internal credit ratings are based on internal assessments of the likelihood of default and loss severity in the event of default. Internal credit ratings are expressed on a ratings scale similar to that used by the rating agencies and are generally reflective of an approach similar to that employed by the rating agencies.

The Company monitors its investment grade credits to determine whether any new credits need to be internally downgraded to BIG. The Company refreshes its internal credit ratings on individual credits in quarterly, semi-annual or annual cycles based on the Company's view of the credit's quality, loss potential, volatility and sector. Ratings on credits in sectors identified as under the most stress or with the most potential volatility are reviewed every quarter. The Company's insured credit ratings on assumed credits are based on the Company's reviews of low-rated credits or credits in volatile sectors, unless such information is not available, in which case, the ceding company's credit rating of the transactions are used. The Company models most assumed RMBS credits with par above $1 million, as well as certain RMBS credits below that amount.

Credits identified as BIG are subjected to further review to determine the probability of a loss. Surveillance personnel then assign each BIG transaction to the appropriate BIG surveillance category based upon whether a lifetime loss is expected and whether a claim has been paid. The Company expects "lifetime losses" on a transaction when the Company believes there is at least a 50% chance that, on a present value basis, it will pay more claims over the life of that transaction than it ultimately will have been reimbursed. For surveillance purposes, the Company calculates present value using a constant discount rate of 5%. (A risk free rate is used for recording of reserves for financial statement purposes.)

More extensive monitoring and intervention is employed for all BIG surveillance categories, with internal credit ratings reviewed quarterly. The three BIG categories are:

- BIG Category 1: Below-investment-grade transactions showing sufficient deterioration to make lifetime losses possible, but for which none are currently expected. Transactions on which claims have been paid but are expected to be fully reimbursed (other than investment grade transactions on which only liquidity claims have been paid) are in this category.

- BIG Category 2: Below-investment-grade transactions for which lifetime losses are expected but for which no claims (other than liquidity claims which is a claim that the Company expects to be reimbursed within one year) have yet been paid.

- BIG Category 3: Below-investment-grade transactions for which lifetime losses are expected and on which claims (other than liquidity claims) have been paid. Transactions remain in this category when claims have been paid and only a recoverable remains.

Net Par Outstanding and Number of Risks
By BIG Category

Description	Net Par Outstanding as of December 31, 2012	Net Par Outstanding as of December 31, 2011	Number of Risks (1) as of December 31, 2012	Number of Risks (1) as of December 31, 2011
	(dollars in millions)			
BIG:				
Category 1	$ 9,254	$ 12,250	183	211
Category 2	5,107	4,981	103	104
Category 3	9,031	9,531	174	152
Total BIG	$ 23,392	$ 26,762	460	467

(1) A risk represents the aggregate of the financial guaranty policies that share the same revenue source for purposes of making debt service payments.

Infrastructure:

The Company has exposure to infrastructure transactions with refinancing risk as to which the Company may need to make claim payments that it did not anticipate paying when the policies were issued; the aggregate amount of the claim payments may be substantial and reimbursement may not occur for an extended time, if at all. For the three largest transactions with significant refinancing risk, the Company may be exposed to, and subsequently recover, payments aggregating $1.4 billion. These transactions generally involve long-term infrastructure projects that are financed by bonds that mature prior to the expiration of the project concession. While the cash flows from these projects were expected to be sufficient to repay all of the debt over the life of the project concession, in order to pay the principal on the early maturing debt, the Company expected it to be refinanced in the market at or prior to its maturity. Due to market dislocation and increased credit spreads, the Company may have to pay a claim at the maturity of the securities, and then recover its payment from cash flows produced by the project in the future. The Company generally projects that in most scenarios it will be fully reimbursed for such payments. However, the recovery of the payments may take a long time and is uncertain. The claim payments are anticipated to occur substantially between 2014 and 2017, while the recoveries could take 20-45 years, depending on the transaction and the performance of the underlying collateral. For more information about this risk, see "The Company may require additional capital from time to time, including from soft capital and liquidity credit facilities, which may not be available or may be available only on unfavorable terms" under "Risks Related to the Company's Capital and Liquidity Requirements" in Item 1A.

U.S. RMBS:

The Company projects losses on its insured U.S. RMBS on a transaction-by-transaction basis by projecting the performance of the underlying pool of mortgages over time and then applying the structural features (i.e., payment priorities or tranching) of the RMBS to the projected performance of the collateral over time. The resulting projected claim payments or reimbursements are then discounted using risk-free rates. For transactions where the Company projects it will receive recoveries from providers of R&W, it projects the amount of recoveries and either establishes a recovery for claims already paid or reduces its projected claim payments accordingly.

Generally, when mortgage loans are transferred into a securitization, the loan originator(s) and/or sponsor(s) provide R&W, that the loans meet certain characteristics, and a breach of such R&W often requires that the loan be repurchased from the securitization. In many of the transactions the Company insures, it is in a position to enforce these requirements. The Company uses internal resources as well as third party forensic underwriting firms and legal firms to pursue breaches of R&W. If a provider of R&W refuses to honor its repurchase obligations, the Company may choose to initiate litigation. See "-Recovery Litigation" in Note 6, Expected Loss to be Paid, of the Financial Statements and Supplementary Data. In February 2013, the Company was awarded damages plus costs and attorneys' fees, subject to appeal, in its litigation against Flagstar Bank.

The Company's success in pursuing R&W claims against a number of counterparties that provided R&W on a loan by loan basis has permitted the Company to pursue reimbursement agreements with R&W providers. Such agreements provide the Company with many of the benefits of pursuing the R&W claims but without the expense and uncertainty of pursuing the R&W claims on a loan by loan basis. The Company has entered into several such agreements, most notably with Bank of America and Deutsche Bank, and it continues to pursue such agreements with other counterparties as opportunities arise.

Through December 31, 2012 the Company has caused entities providing R&Ws to pay or agree to pay approximately $2.9 billion (gross of reinsurance) in respect of their R&W liabilities for transactions in which the Company has provided a financial guaranty. Of this, $2.3 billion are payments made or to be made directly to the Company pursuant to agreements with R&W providers (e.g. the Bank of America Agreement and Deutsche Bank Agreement) and approximately $557 million are amounts paid into the relevant RMBS financial guaranty transactions pursuant to the transaction documents.

The $2.3 billion of payments made or to be made directly to the Company by R&W providers under agreements with the Company includes $1.6 billion that has already been received by the Company, as well as $698 million the Company projects receiving in the future pursuant to such currently existing agreements. Because most of that $698 million is projected to be received through loss-sharing arrangements, the exact amount the Company will receive will depend on actual losses experienced by the covered transactions. This amount is included in the Company's calculated credit for R&W recoveries, described below.

The $557 million paid by R&W providers were paid into the relevant RMBS transactions in accordance with the priority of payments set out in the relevant transaction documents. Because the Company may insure only a portion of the capital structure of a transaction, such payments will not necessarily directly benefit the Company dollar-for-dollar, especially in first lien transactions. However, such payments do reduce collateral pool losses and so usually reduce the Company's expected losses.

The Company assumes that recoveries on transactions backed by second lien loans that were not subject to the Bank of America Agreement or Deutsche Bank Agreement will occur, depending on scenarios, in two to four years from the balance sheet date, and that recoveries on transactions backed by Alt-A first lien, Option ARM and Subprime loans will occur as claims are paid over the life of the transactions. See Note 6, Expected loss to be Paid, of the Financial Statements and Supplementary Data, for a discussion of the significant terms of the Company's R&W settlement agreements to date.

Net expected loss to be paid consists primarily of the present value of future: expected claim payments, expected recoveries of excess spread in the transaction structures, cessions to reinsurers, and expected recoveries for breaches of R&W and other loss mitigation strategies. Current risk free rates are used to discount expected losses at the end of each reporting period and therefore changes in such rates from period to period affect the expected loss estimates reported. The effect of changes in discount rates are included in net economic loss development, however, economic loss development attributable to changes in discount rates is not indicative of credit impairment or improvement. Assumptions used in the determination of the net expected loss to be paid such as delinquency, severity, and discount rates and expected timeframes to recovery in the mortgage market were consistent by sector regardless of the accounting model used. The primary drivers of changes in expected loss to be paid are discussed below.

The primary difference between net economic loss development and loss expense included in operating income relates to the consideration of deferred premium revenue in the calculation of loss reserves and loss expense. For financial guaranty insurance contracts, a loss is generally recorded only when expected losses exceed deferred premium revenue. Therefore, the timing of loss recognition does not necessarily coincide with the timing of the actual credit impairment or improvement reported in net economic loss development. AGM's U.S. RMBS transactions generally have the largest deferred premium revenue balances because of the purchase accounting adjustments that were made in 2009 in connection with Assured Guaranty's purchase of AGM, and therefore the largest differences between net economic loss development and loss expense is this sector. See "–Losses Incurred" for amount recognized in the GAAP and non-GAAP operating income statement.

Economic Loss Development and (Paid) Recovered Losses

	Economic Loss Development(1)			(Paid) Recovered Losses		
	Year Ended December 31,			Year Ended December 31,		
	2012	2011	2010	2012	2011	2010
	(in millions)					
U.S. RMBS before benefit for recoveries for breaches of R&W	$ 367	$ 1,039	$ 939	$(996)	$(1,051)	$(1,066)
Net benefit for recoveries for breaches of R&W	(179)	(1,038)	(649)	459	1,059	189
U.S. RMBS after benefit for recoveries for breaches of R&W	188	1	290	(537)	8	(877)
Other structured finance	(28)	80	147	(39)	(26)	(2)
Public finance	295	43	11	(303)	(65)	(53)
Other	(17)	—	—	12	—	—
Total	$ 438	$ 124	$ 448	$(867)	$ (83)	$ (932)

(1) Economic loss development includes the effects of changes in assumptions based on observed market trends, changes in discount rates, accretion of discount and the economic effects of loss mitigation efforts.

Net Expected Loss to be Paid

	As of December 31, 2012	As of December 31, 2011
	(in millions)	
U.S. RMBS before benefit for recoveries for breaches of R&W	$ 1,652	$ 2,281
Net benefit for recoveries for breaches of R&W	(1,370)	(1,650)
U.S. RMBS after benefit for recoveries for breaches of R&W	282	631
Other structured finance	339	406
Public finance	59	67
Other	(3)	2
Total	$ 677	$ 1,106

2012 Net Economic Loss Development

Total economic loss development in 2012 was $438 million ($319 million after tax), which was primarily driven by losses on its troubled European exposures, particularly a $189 million loss in relation to the Company's Greek sovereign bond exposures and loss development on Spanish sub-sovereign exposures, higher U.S. RMBS and U.S. public finance losses, offset in part by positive developments in the TruPS portfolio. Changes in discount rates did not have a significant effect on economic loss development in 2012 as the risk-free rates used to discount expected losses ranged from 0.0% to 3.28% as of December 31, 2012 compared with 0.0% to 3.27% as of December 31, 2011.

The Company's RMBS loss projection methodology assumes that the housing and mortgage markets will improve. Each quarter the Company makes a judgment as to whether to change the assumptions it uses to make RMBS loss projections based on its observation during the quarter of the performance of its insured transactions (including early stage delinquencies, late stage delinquencies and, for first liens, loss severity) as well as the residential property market and economy in general, and, to the extent it observes changes, it makes a judgment as whether those changes are normal fluctuations or part of a trend. Based on such observations, the Company chose to use essentially the same assumptions and scenarios to project RMBS loss as of December 31, 2012 as it used as of December 31, 2011, except that as compared to December 31, 2011:

- in its most optimistic scenario, it reduced by three months the period it assumed it would take the mortgage market to recover; and
- in its most pessimistic scenario, it increased by three months the period it assumed it would take the mortgage market to recover.

The Company's use of essentially the same assumptions and scenarios to project RMBS losses as of December 31, 2012 as at December 31, 2011 was consistent with its view at December 31, 2012 that the housing and mortgage market recovery is occurring at a slower pace than it anticipated at December 31, 2011. The Company's changes during 2012 to the period it would take the mortgage market to recover in its most optimistic scenario and its most pessimistic scenario allowed it to consider a wider range of possibilities for the speed of the recovery. Since the Company's projections for each RMBS transaction are based on the delinquency performance of the loans in that individual RMBS transaction, improvement or deterioration in that aspect of a transaction's performance impacts the projections for that transaction. The methodology the Company uses to project RMBS losses and the scenarios it employs are described in more detail in Note 6, Expected Loss to be Paid, of the Financial Statements and Supplementary Data.

The following table provides a breakdown of the development and accretion amount in the roll forward of estimated recoveries associated with alleged breaches of R&W.

	Year Ended December 31, 2012 (in millions)
Inclusion (removal) of deals with breaches of R&W during period	$ (3)
Change in recovery assumptions as the result of additional file review and recovery success	70
Estimated increase (decrease) in defaults that will result in additional (lower) breaches	63
Results of settlements and judgments	40
Accretion of discount on balance	9
Total	$ 179

U.S. municipalities and related entities have been under increasing pressure over the last few quarters, and a few have filed for protection under the U.S. Bankruptcy Code, entered into state processes designed to help municipalities in fiscal distress or otherwise indicated they may consider defaulting on their obligations to make timely payments on their debts. The Company expects that bondholder rights will be enforced. However, due to the early stage of these developments, and the circumstances surrounding each instance, the ultimate outcome cannot be certain. The Company will continue to analyze developments in each of these matters closely. The municipalities whose obligations the Company has insured that have filed for protection under Chapter 9 of the U.S Bankruptcy Code are: Jefferson County, Alabama and Stockton, California. The City Council of Harrisburg, Pennsylvania had also filed a purported bankruptcy petition, which was later dismissed by the bankruptcy court; a receiver for the City of Harrisburg was appointed by the Commonwealth Court of Pennsylvania on December 2, 2011. The net par outstanding for these and all other BIG rated U.S. public finance obligations was $4.6 billion as of December 31, 2012 and $4.5 billion as of December 31, 2011. The Company projects that its total future expected net loss across its troubled U.S. public finance credits (after projected recoveries of claims already paid) will be $7 million as of December 31, 2012, down from $16 million as of December 31, 2011.

2011 Net Economic Loss Development

Net economic loss development in 2011 was $124 million ($116 million after tax) which was driven primarily by non-U.S. RMBS structured finance and non U.S public finance obligations. In the non U.S. RMBS structured finance portfolio, economic loss development was primarily driven by the decline in risk free rates used to discount expected losses. Loss development in life insurance and film securitizations also contributed to the net loss development, offset in part by positive development in the TruPS portfolio. Economic loss development in the non- U.S. public finance portfolio was comprised mainly of the probability weighted loss estimate on exposures to Greek sovereign debt based on information available at that time. In the U.S. RMBS portfolio, loss development was offset by positive developments in actual and expected recoveries for breaches of R&W. Changes in discount rates had a significant effect on the economic loss development in 2011 as the rates ranged from 0.0% to 3.27% as of December 31, 2011 compared with 0.0% to 5.34% as of December 31, 2010.

During each quarter of 2011 also the Company made a judgment as to whether to change the assumptions it used to make RMBS loss projections based on its observation during the quarter of the performance of its insured transactions (including early stage delinquencies, late stage delinquencies and, for first liens, loss severity) as well as the residential property market and economy in general, and, to the extent it observed changes, it made a judgment as whether those changes were normal fluctuations or part of a trend. Based on such observations, the Company chose to use essentially the same assumptions and scenarios to project RMBS loss as of December 31, 2011 as it used as of December 31, 2010, except that as compared to December 31, 2010:

- based on its observation of the slow mortgage market recovery, the Company increased its base case expected period for reaching the final conditional default rate in second lien transactions and adjusted the probability weightings it applied to second lien scenarios from year-end 2010 to reflect the changes to those scenarios;

- also based on its observation of the slow mortgage market recovery the Company added a more stressful first lien scenario at year-end 2011 reflecting an even slower potential recovery in the housing and mortgage markets, making what had prior to that been a stress scenario its base scenario;

- based on its observation of increased loss severity rates, the Company increased its projected loss severity rates in various of its first lien scenarios; and

- based on its observation of liquidation rates, the Company decreased the liquidation rates it applied to non-performing loans.

The Company's use of essentially the same methodology and scenarios to project RMBS losses as of December 31, 2011 as at December 31, 2010 was consistent with its view at December 31, 2011 that the housing and mortgage market recovery was occurring at a slower pace than it anticipated at December 31, 2010. Since the Company's projections for each RMBS transaction are based on the delinquency performance of the loans in that individual RMBS transaction, improvement or deterioration in that aspect of a transaction's performance impacts the projections for that transaction.

The following table provides a breakdown of the development and accretion amount in the roll forward of estimated recoveries associated with alleged breaches of R&W.

	Year Ended December 31, 2011
	(in millions)
Inclusion (removal) of deals with breaches of R&W during period	$ 115
Change in recovery assumptions as the result of additional file review and recovery success	218
Estimated increase (decrease) in defaults that will result in additional (lower) breaches	17
Results of settlements	668
Accretion of discount on balance	20
Total	$ 1,038

2010 Net Economic Loss Development

Net economic loss development in 2010 was $448 million ($313 million after tax) which was driven primarily by U.S RMBS and other structure finance obligations. Changes in discount rates had a significant effect on economic loss development as the risk free rates used to discount losses as of the end of 2010 were 0.0% to 5.34% compared with 0.0% to 5.12% as of the end of 2009.

During each quarter of 2010 also the Company made a judgment as to whether to change the assumptions it used to make RMBS loss projections based on its observation during the quarter of the performance of its insured transactions (including early stage delinquencies, late stage delinquencies and, for first liens, loss severity) as well as the residential property market and economy in general, and, to the extent it observed changes, it made a judgment as whether those changes were normal fluctuations or part of a trend. Based on such observations, the Company chose to use essentially the same assumptions and scenarios to project RMBS loss as of December 31, 2010 as it used as of December 31, 2009, except that as compared to December 31, 2009:

- based on its observation of what appeared to be the beginnings of an improvement in the housing and mortgage markets in the first part of 2010, it adjusted for the second quarter 2010 how its scenarios were run;

- then based on its observations in the third and fourth quarters of 2010 that early stage delinquencies had not trended down as much as it had anticipated in the second quarter and its concerns in the fourth quarter about the timing and strength of any recovery in the mortgage and housing markets, it adjusted its probability weightings to reflect a somewhat more pessimistic view; and

- based on its observation of increased loss severity rates, the Company increased its projected initial loss severity rates for subprime transactions to 80%.

The Company's use of essentially the same assumptions and scenarios to project RMBS losses as of December 31, 2010 as at December 31, 2009 was consistent with its view at December 31, 2010 that the housing and mortgage market recovery was occurring at a slower pace than it anticipated at December 31, 2009. Since the Company's projections for each RMBS transaction are based on the delinquency performance of the loans in that individual RMBS transaction, improvement or deterioration in that aspect of a transaction's performance impacts the projections for that transaction.

The following table provides a breakdown of the development and accretion amount in the roll forward of estimated recoveries associated with alleged breaches of R&W.

	Year Ended December 31, 2010
	(in millions)
Inclusion (removal) of deals with breach of R&W during period	$ 180
Change in recovery assumptions as the result of additional file review and recovery success	253
Estimated increase (decrease) in defaults that will result in additional (lower) breaches	211
Accretion of discount on balance	5
Total	$ 649

Losses Incurred

For transactions accounted for as financial guaranty insurance under GAAP, each transaction's expected loss to be expensed, net of estimated R&W recoveries, is compared with the deferred premium revenue of that transaction. Generally, when the expected loss to be expensed exceeds the deferred premium revenue, a loss is recognized in the income statement for the amount of such excess.

When the Company measures operating income, a non-GAAP financial measure, it calculates the credit derivative and FG VIE losses incurred in a similar manner. Changes in fair value in excess of expected loss that are not indicative of economic deterioration or improvement are not included in operating income.

Expected loss to be paid as discussed above under "*Losses in the Insured Portfolio*" is an important liquidity measure in that it provides the present value of amounts that the Company expects to pay or recover in future periods. Expected loss to be expensed is important because it presents the Company's projection of incurred losses that will be recognized in future periods as deferred premium revenue amortizes into income on financial guaranty insurance policies. Expected loss to be paid for FG VIEs pursuant to AGC's and AGM's financial guaranty policies is calculated in a manner consistent with financial guaranty insurance contracts, but eliminated in consolidation under GAAP.

The following tables present the loss and LAE recorded in the consolidated statements of operations by sector for non-derivative contracts and the loss expense recorded under non-GAAP operating income respectively. Amounts presented are net of reinsurance.

Loss and LAE Reported on the Consolidated Statements of Operations

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
U.S. RMBS	$ 308	$ 389	$ 381
Other structured finance	(7)	118	64
Public finance	285	48	33
Other	(17)	—	—
Total insurance contracts before FG VIE consolidation	569	555	478
Effect of consolidating FG VIEs	(46)	(93)	(66)
Total loss and LAE	$ 523	$ 462	$ 412

Loss Expense Non-GAAP Operating

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
U.S. RMBS	$ 369	$ 365	$ 499
Other structured finance	(40)	99	155
Public finance	284	29	34
Other	(17)	—	—
Total	$ 596	$ 493	$ 688

Reconciliation of Loss and LAE to Non-GAAP Loss Expense

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Loss and LAE	$ 523	$ 462	$ 412
Credit derivative loss expense	28	(62)	210
FG VIE loss expense	45	93	66
Loss expense included in operating income	$ 596	$ 493	$ 688

For each of the three years in period ended December 31, 2012, U.S. RMBS insured transactions have generated the most losses of all the insured sectors. The recovery in the mortgage market has taken longer than originally anticipated, however, the loss development was mitigated by R&W recoveries and negotiated loss sharing agreements as well as other loss mitigation strategies. Changes risk-free rates used to discount losses also contributed to loss expense over the past three years for long-dated transactions, however this component of loss expense does not reflect actual credit impairment or improvement in the period. The public finance sector has also been under increasing stress in the U.S. and abroad, in particular, certain troubled European countries such as Greece where the Company recognized losses.

For financial guaranty contracts accounted for as insurance, the amounts reported in the GAAP financial statements may only reflect a portion of the current period's economic development and may also include a portion of prior-period economic development. The difference between economic loss development on financial guaranty insurance contracts and loss and LAE recognized in GAAP income is essentially loss development and accretion for financial guaranty insurance contracts that is, or was previously, absorbed in unearned premium reserve. Such amounts have not yet been recognized in income.

The table below presents the expected timing of loss recognition for insurance contracts on both a reported GAAP and non-GAAP operating income basis.

Financial Guaranty Insurance Net Expected Loss to be Expensed As of December 31, 2012

	Net Expected Loss to be Expensed(1)	
	In GAAP Reported Income	In Non-GAAP Operating Income
	(in millions)	
2013	$ 72	$ 110
2014	48	70
2015	42	55
2016	37	48
2017	36	46
2018-2022	127	158
2023-2027	59	72
2028-2032	29	37
After 2032	19	29
Total expected PV of net expected loss to be expensed	469	625
Discount	251	287
Total future value	$ 720	$ 912

(1) Net expected loss to be expensed for GAAP reported income is different than non-GAAP operating income by the amount related to consolidated FG VIEs.

Net Change in Fair Value of Credit Derivatives

Changes in the fair value of credit derivatives occur primarily because of changes in interest rates, credit spreads, notional amounts, credit ratings of the referenced entities, expected terms, realized gains (losses) and other settlements, and the issuing company's own credit rating, credit spreads and other market factors. With considerable volatility continuing in the market, unrealized gains (losses) on credit derivatives may fluctuate significantly in future periods.

Except for net estimated credit impairments (i.e., net expected payments), the unrealized gains and losses on credit derivatives are expected to reduce to zero as the exposure approaches its maturity date. Changes in the fair value of the Company's credit derivatives that do not reflect actual or expected claims or credit losses have no impact on the Company's statutory claims paying resources, rating agency capital or regulatory capital positions. Expected losses to be paid in respect of contracts accounted for as credit derivatives are included in the discussion above: "—*Losses in the Insured Portfolio*."

The impact of changes in credit spreads will vary based upon the volume, tenor, interest rates, and other market conditions at the time these fair values are determined. In addition, since each transaction has unique collateral and structural terms, the underlying change in fair value of each transaction may vary considerably. The fair value of credit derivative contracts also reflects the change in the Company's own credit cost based on the price to purchase credit protection on AGC and AGM. The Company determines its own credit risk based on quoted CDS prices traded on the Company at each balance sheet date. Generally, a widening of the CDS prices traded on AGC and AGM has an effect of offsetting unrealized losses that result from widening general market credit spreads, while a narrowing of the CDS prices traded on AGC and AGM has an effect of offsetting unrealized gains that result from narrowing general market credit spreads.

There are typically no quoted prices for its instruments or similar instruments as financial guaranty contracts do not typically trade in active markets. Observable inputs other than quoted market prices exist; however, these inputs reflect contracts that do not contain terms and conditions similar to those in the credit derivatives issued by the Company. Therefore, the valuation of the Company's credit derivative contracts requires the use of models that contain significant, unobservable inputs, and are classified as Level 3 in the fair value hierarchy. See Note 8, Fair Value Measurement, of the Financial Statements and Supplemental Data.

The fair value of the Company's credit derivative contracts represents the difference between the present value of remaining net premiums the Company expects to receive or pay for the credit protection under the contract and the estimated present value of premiums that a financial guarantor of comparable credit-worthiness would hypothetically charge or pay the Company for the same protection. The fair value of the Company's credit derivatives depends on a number of factors including notional amount of the contract, expected term, credit spreads, interest rates, the credit ratings of referenced entities, the Company's own credit risk and remaining contractual cash flows.

The models used to determine fair value are primarily developed internally based on market conventions for similar transactions that the Company observed in the past. There has been very limited new issuance activity in this market over the past three years and as of December 31, 2012, market prices for the Company's credit derivative contracts were generally not available. Inputs to the estimate of fair value include various market indices, credit spreads, the Company's own credit spread, and estimated contractual payments.

Management considers the non-standard terms of its credit derivative contracts in determining the fair value of these contracts. These terms differ from more standardized credit derivatives sold by companies outside of the financial guaranty industry. The non-standard terms include the absence of collateral support agreements or immediate settlement provisions. In addition, the Company employs relatively high attachment points. Because of these terms and conditions, the fair value of the Company's credit derivatives may not reflect the same prices observed in an actively traded market of CDS that do not contain terms and conditions similar to those observed in the financial guaranty market. The Company considers R&W claim recoveries in determining the fair value of its CDS contracts.

Management considers factors such as current prices charged for similar agreements when available, performance of underlying assets, life of the instrument and the nature and extent of activity in the financial guaranty credit derivative marketplace. The assumptions that management uses to determine the fair value may change in the future due to market conditions. Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these credit derivative products, actual experience may differ from the estimates reflected in the Company's consolidated financial statements and the differences may be material.

Net Change in Fair Value of Credit Derivatives
Gain (Loss)

	Year Ended December 31, 2012	2011	2010
	(in millions)		
Net credit derivative premiums received and receivable	$ 127	$ 185	$ 207
Net ceding commissions (paid and payable) received and receivable	1	3	3
Realized gains on credit derivatives	128	188	210
Terminations	(1)	(23)	—
Net credit derivative losses (paid and payable) recovered and recoverable	(235)	(159)	(57)
Total realized gains (losses) and other settlements on credit derivatives	(108)	6	153
Net unrealized gains (losses) on credit derivatives	(477)	554	(155)
Net change in fair value of credit derivatives	$ (585)	$ 560	$ (2)

Net credit derivative premiums have declined in 2012 due primarily to the decline in the net par outstanding to $70.8 billion at December 31, 2012 from $85.0 billion at December 31, 2011. In years ended December 31, 2012 and 2011, CDS contracts totaling $2.3 billion and $11.5 billion in net par were terminated.

Net Change in Unrealized Gains (Losses) on Credit Derivatives By Sector

Asset Type	Year Ended December 31, 2012	2011	2010
		(in millions)	
U.S. RMBS:			
Option ARM and Alt-A first lien	$ (447)	$ 300	$ (281)
Subprime first lien	(55)	24	(10)
Prime first lien	(54)	47	(8)
Closed end second lien and home equity lines of credit ("HELOCs")	5	10	(2)
Total U.S. RMBS	(551)	381	(301)
Pooled corporate obligations	59	39	70
CMBS	2	11	10
Other(1)	13	123	66
Total	$ (477)	$ 554	$ (155)

(1) "Other" includes all other U.S. and international asset classes, such as commercial receivables, international infrastructure, international RMBS securities, and pooled infrastructure securities.

During 2012, U.S. RMBS unrealized fair value losses were generated primarily in the prime first lien, Alt-A, Option ARM and subprime RMBS sectors primarily as a result of the decreased cost to buy protection in AGC's name as the market cost of AGC's credit protection decreased. These transactions were pricing above their floor levels (or the minimum rate at which the Company would consider assuming these risks based on historical experience); therefore when the cost of purchasing CDS protection on AGC, which management refers to as the CDS spread on AGC, decreased the implied spreads that the Company would expect to receive on these transactions increased. The cost of AGM's credit protection also decreased during 2012, but did not lead to significant fair value losses, as the majority of AGM policies continue to price at floor levels.

In 2011, U.S. RMBS unrealized fair value gains were generated primarily in the Option ARM, Alt-A, prime first lien and subprime sectors primarily as a result of the increased cost to buy protection in AGC's name as the market cost of AGC's credit protection increased. These transactions were pricing above their floor levels; therefore when the cost of purchasing CDS protection on AGC, increased the implied, spreads that the Company would expect to receive on these transactions decreased. The unrealized fair value gain in "other" primarily resulted from tighter implied net spreads on a XXX life securitization transaction and a film securitization, which also resulted from the increased cost to buy protection in AGC's name, referenced above. The cost of AGM's credit protection also increased during the year, but did not lead to significant fair value gains, as the majority of AGM policies continue to price at floor levels.

In 2010, U.S. RMBS unrealized fair value losses were generated primarily in the Option ARM and Alt-A first lien sector due to internal ratings downgrades on several of these Option ARM and Alt-A first lien policies. The unrealized fair value gain within the TruPS CDO and Other asset classes resulted from tighter implied spreads. These transactions were pricing above their floor levels; therefore when the cost of purchasing CDS protection on AGC and AGM increased, the implied spreads that the Company would expect to receive on these transactions decreased. During 2010, AGC's and AGM's spreads widened. However, gains due to the widening of the Company's own CDS spreads were offset by declines in fair value resulting from price changes and the internal downgrades of several U.S. RMBS policies referenced above.

Five-Year CDS Spread on AGC and AGM

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Quoted price of CDS contract (in basis points):			
GC	678	1,140	804
AGM	536	778	650

Effect of Changes in the Company's Credit Spread on Unrealized Gains (Losses) on Credit Derivatives

	Year Ended December 31,		
	2012	2011	2010
	(in millions)		
Change in unrealized gains (losses) of credit derivatives:			
Before considering implication of the Company's credit spreads	$ 798	$ (68)	$ 464
Resulting from change in the Company's credit spreads	(1,275)	622	(619)
After considering implication of the Company's credit spreads	$ (477)	$ 554	$ (155)

Components of Credit Derivative Assets (Liabilities)

	As of December 31, 2012	As of December 31, 2011
	(in millions)	
Credit derivative assets	$ 141	$ 153
Credit derivative liabilities	(1,934)	(1,457)
Net fair value of credit derivatives	$ (1,793)	$ (1,304)

Management believes that the trading level of AGC's and AGM's credit spreads is due to (a) the correlation between AGC's and AGM's risk profile, (b) the current risk profile of the broader financial markets, (c) demand for credit protection against AGC and AGM as the result of its financial guaranty volume, and (d) the overall lack of liquidity in the CDS market. Offsetting the benefit attributable to AGC's and AGM's credit spread were higher credit spreads in the fixed income security markets relative to pre-financial crisis levels. The higher credit spreads in the fixed income security market are due to the lack of liquidity in the high-yield CDO, Trust-Preferred CDO, and collateralized loan obligation ("CLO") markets as well as continuing market concerns over the most recent vintages of subprime RMBS.

The net par outstanding of the Company's credit derivatives with counterparties in the financial services industry is presented below.

Net Par Outstanding by Credit Derivative Counterparty

	As of December 31,	
	2012	2011
	(in millions)	
Deutsche Bank AG	$ 8,893	$ 9,882
Barclays Capital	8,336	9,244
Bank of America Corporation	7,042	7,339
JPMorgan Chase & Co.	5,787	7,660
BNP Paribas Finance Inc.	5,480	5,661
Belfius Bank(1)	5,196	7,103
Morgan Stanley	4,408	5,179
Groupe BPCE	4,107	4,614
Royal Bank of Scotland Group PLC	3,898	6,079
HSBC Holdings PLC	3,889	4,546
Other	13,745	17,740
Total	$ 70,781	$ 85,047

(1) Belfius Bank was formally known as Dexia Bank Belgium as of December 31, 2011.

Interest Expense

For the year ended December 31, 2012, interest expense decreased due to the retirement of the AGUS 8.5% Senior Notes (see Note 2, Business Changes, Risks, Uncertainties and Accounting Developments, of the Financial Statements and Supplementary Data). The following table presents the components of interest expense.

Interest Expense

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
AGUS:			
7.0% Senior Notes	$ 13	$ 13	$ 13
8.50% Senior Notes	8	16	16
Series A Enhanced Junior Subordinated Debentures	10	10	10
Total AGUS	31	39	39
AGMH:			
6 7/8% QUIBS	7	7	7
6.25% Notes	16	16	16
5.60% Notes	6	6	6
Junior Subordinated Debentures	25	25	25
Total AGMH	54	54	54
AGM:			
Notes Payable	7	6	7
Total AGM	7	6	7
Total	$ 92	$ 99	$ 100

Provision for Income Tax

Deferred income tax assets and liabilities are established for the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Such temporary differences relate principally to unrealized gains and losses on investments and credit derivatives, FG VIE fair value adjustments, loss and LAE reserve, unearned premium reserve and tax attributes for net operating losses, alternative minimum tax ("AMT") credits and foreign tax credits. As of December 31, 2012 and December 31, 2011, the Company had a net deferred income tax asset of $721 million and $804 million, respectively. As of December 31, 2012, the Company has foreign tax credits carried forward of $30 million which expire in 2018 through 2021 and AMT credits of $58 million which do not expire. Foreign tax credits of $22 million are from its acquisition of Assured Guaranty Municipal Holdings Inc. ("AGMH") on July 1, 2009 ("AGMH Acquisition"), the Internal Revenue Code limits the amount of credits the Company may utilize each year.

Provision for Income Taxes and Effective Tax Rates

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Total provision (benefit) for income taxes	$ 22	$ 256	$ 50
Effective tax rate	16.5%	24.9%	9.4%

The Company's effective tax rates reflect the proportion of income recognized by each of the Company's operating subsidiaries, with U.S. subsidiaries taxed at the U.S. marginal corporate income tax rate of 35%, United Kingdom ("U.K.") subsidiaries taxed at the U.K. blended marginal corporate tax rate of 24.5% unless subject to U.S. tax by election or as a U.S. controlled foreign corporation, and no taxes for the Company's Bermuda holding company and subsidiaries unless subject to U.S tax by election or as a U.S. controlled foreign corporation. For periods subsequent to April 1, 2012, the U.K. corporation tax rate has been reduced to 24%, for the periods April 1, 2011 to April 1, 2012, the U.K. corporation tax rate was 26% resulting in a blended tax rate of 24.5% in 2012 and prior to April 1, 2011, the U.K. corporation rate was 28% resulting in a blended tax rate of 26.5% in 2011. Accordingly, the Company's overall corporate effective tax rate fluctuates based on the distribution of taxable income across these jurisdictions. 2012 and 2011 had disproportionate losses and income across jurisdictions, offset by tax-exempt interest, and are the primary reasons for the 16.5% and 24.9% effective tax rates, respectively.

During the year ended December 31, 2010, a net tax benefit of $56 million was recorded by the Company due to the filing of an amended tax return which included the AGMH and Subsidiaries tax group. The amended return filed in September 2010 was for a period prior to the AGMH Acquisition and consequently, the Company no longer has a deferred tax asset related to net operating loss or AMT credits associated with the AGMH Acquisition. Instead, the Company has recorded additional deferred tax assets for loss reserves and foreign tax credits and has decreased its liability for uncertain tax positions. The event giving rise to this recognition occurred after the measurement period as defined by acquisition accounting and thus the amount is included in the year ended December 31, 2010 net income. Included in the $56 million net tax benefit was a decrease for uncertain tax positions, including interest and penalties, of $9 million.

Financial Guaranty Variable Interest Entities

Pursuant to GAAP, the Company evaluated its power to direct the activities that most significantly impact the economic performance of VIEs that have debt obligations insured by the Company and, accordingly, where the Company is obligated to absorb VIE losses that could potentially be significant to the VIE. As of December 31, 2012, the Company determined that, based on the assessment of its control rights over servicer or collateral manager replacement, given that servicing/managing collateral were deemed to be the VIEs' most significant activities, 33 VIEs required consolidation.

The table below presents the effects on reported GAAP income resulting from consolidating these FG VIEs and eliminating their related insurance and investment accounting entries and, in total, represents a difference between GAAP reported net income and non-GAAP operating income attributable to FG VIEs. The consolidation of FG VIEs has a significant effect on net income and shareholder's equity due to (1) changes in fair value gains (losses) on FG VIE assets and liabilities, (2) the eliminations of premiums and losses related to the AGC and AGM FG VIE liabilities with recourse and (3) the elimination of investment balances related to the Company's purchase of AGC and AGM insured FG VIE debt. Upon consolidation of a FG VIE, the related insurance and, if applicable, the related investment balances, are considered intercompany transactions and therefore eliminated. See "—Non-GAAP Financial Measures—Operating Income" below.

Effect of Consolidating FG VIEs on Net Income (Loss)

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Net earned premiums	$ (153)	$ (75)	$ (48)
Net investment income	(13)	(8)	—
Net realized investment gains (losses)	4	12	—
Fair value gains (losses) on FG VIEs	210	(132)	(274)
Loss and LAE	46	93	66
Total pretax effect on net income	94	(110)	(256)
Less: tax provision (benefit)	32	(38)	(90)
Total effect on net income (loss)	$ 62	$ (72)	$ (166)

Fair value gains (losses) on FG VIEs represent the net change in fair value on the consolidated FG VIEs' assets and liabilities. For year ended December 31, 2012, the Company recorded pre-tax net fair value gains on consolidated FG VIEs of $210 million. The majority of this gain, approximately $166 million, is the result of a R&W settlement with Deutsche Bank that closed in second quarter 2012. While prices continued to appreciate during the period on the Company's FG VIE assets and liabilities, gains in the second half of the year were primarily driven by large principal paydowns made on the Company's FG VIEs.

Year ended December 31, 2011 pre-tax fair value losses on consolidated FG VIEs of $132 million were driven by the unrealized loss on consolidation of eight new VIEs, as well as two existing transactions in which the fair value of the underlying collateral depreciated, while the price of the wrapped senior bonds was largely unchanged from the prior year. Year ended December 31, 2010 pre-tax fair value losses on consolidated FG VIE of $274 million were driven by the unrealized loss on consolidation of ten new VIEs.

Expected losses to be recovered in respect of consolidated FG VIEs, which were $96 million as December 31, 2012 and $107 million as of December 31, 2011, are included in the discussion of *"—Losses in the Insured Portfolio."*

Non-GAAP Financial Measures

To reflect the key financial measures management analyzes in evaluating the Company's operations and progress towards long-term goals, the Company discusses both measures promulgated in accordance with GAAP and measures not promulgated in accordance with GAAP ("non-GAAP financial measures"). Although the financial measures identified as non-GAAP should not be considered substitutes for GAAP measures, management considers them key performance indicators and employs them as well as other factors in determining compensation. Non-GAAP financial measures, therefore, provide investors with important information about the key financial measures management utilizes in measuring its business. The primary limitation of non-GAAP financial measures is the potential lack of comparability to those of other companies, which may define non-GAAP measures differently because there is limited literature with respect to such measures. Three of the primary non-GAAP financial measures analyzed by the Company's senior management are: operating income, adjusted book value and PVP.

Management and the board of directors utilize non-GAAP financial measures in evaluating the Company's financial performance and as a basis for determining senior management incentive compensation. By providing these non-GAAP financial measures, investors, analysts and financial news reporters have access to the same information that management reviews internally. In addition, Assured Guaranty's presentation of non-GAAP financial measures is consistent with how analysts calculate their estimates of Assured Guaranty's financial results in their research reports on Assured Guaranty and with how investors, analysts and the financial news media evaluate Assured Guaranty's financial results.

The following paragraphs define each non-GAAP financial measure and describe why it is useful. A reconciliation of the non-GAAP financial measure and the most directly comparable GAAP financial measure, if available, is also presented below.

Operating Income

Reconciliation of Net Income (Loss) to Operating Income

	Year Ended December 31,		
	2012	2011	2010
Net income (loss)	$ 110	$773	$484
Less after-tax adjustments:			
Realized gains (losses) on investments	(4)	(20)	1
Non-credit impairment unrealized fair value gains (losses) on credit derivatives	(486)	244	13
Fair value gains (losses) on CCS	(12)	23	6
Foreign exchange gains (losses) on remeasurement of premiums receivable and loss and LAE reserves	15	(3)	(25)
Effect of consolidating FG VIEs	62	(72)	(166)
Operating income	$ 535	$601	$655
Effective tax rate on operating income	25.0%	24.4%	18.7%

Operating income for 2012 declined due primarily to higher losses, offset in part by higher gains on commutations of previously ceded business and higher net earned premiums from accelerations which were due to negotiated terminations and refundings. The primary driver of the increase in loss expense was the loss on Greek sovereign debt exposures, offset in part by lower losses in the TruPS portfolio.

In 2011, a decrease in net earned premiums and premiums received and receivable on credit derivatives were partially offset by a decrease in loss and LAE, lower operating expenses and increased net investment income. Operating income in 2010 included a $56 million tax benefit related to the filing of an amended pre-acquisition tax return of AGMH. *(See "–Results of Operations–Provision for Income Tax")*

Management believes that operating income is a useful measure because it clarifies the understanding of the underwriting results of the Company's financial guaranty business, and also includes financing costs and net investment income, and enables investors and analysts to evaluate the Company's financial results as compared with the consensus analyst estimates distributed publicly by financial databases. Operating income is defined as net income (loss) attributable to AGL, as reported under GAAP, adjusted for the following:

1) Elimination of the after-tax realized gains (losses) on the Company's investments, except for gains and losses on securities classified as trading. The timing of realized gains and losses, which depends largely on market credit cycles, can vary considerably across periods. The timing of sales is largely subject to the Company's discretion and influenced by market opportunities, as well as the Company's tax and capital profile. Trends in the underlying profitability of the Company's business can be more clearly identified without the fluctuating effects of these transactions.

2) Elimination of the after-tax non-credit impairment unrealized fair value gains (losses) on credit derivatives, which is the amount in excess of the present value of the expected estimated economic credit losses, and non-economic payments. Such fair value adjustments are heavily affected by, and in part fluctuate with, changes in market interest rates, credit spreads and other market factors and are not expected to result in an economic gain or loss. Additionally, such adjustments present all financial guaranty contracts on a more consistent basis of accounting, whether or not they are subject to derivative accounting rules.

3) Elimination of the after-tax fair value gains (losses) on the Company's CCS. Such amounts are heavily affected by, and in part fluctuate with, changes in market interest rates, credit spreads and other market factors and are not expected to result in an economic gain or loss.

4) Elimination of the after-tax foreign exchange gains (losses) on remeasurement of net premium receivables and loss and LAE reserves. Long-dated receivables constitute a significant portion of the net premium receivable balance and represent the present value of future contractual or expected collections. Therefore, the current period's foreign exchange remeasurement gains (losses) are not necessarily indicative of the total foreign exchange gains (losses) that the Company will ultimately recognize.

5) Elimination of the effects of consolidating FG VIEs in order to present all financial guaranty contracts on a more consistent basis of accounting, whether or not GAAP requires consolidation. GAAP requires the Company to consolidate certain VIEs that have issued debt obligations insured by the Company even though the Company does not own such VIEs.

Adjusted Book Value and Operating Shareholders' Equity

Management also uses adjusted book value to measure the intrinsic value of the Company, excluding franchise value. Growth in adjusted book value is one of the key financial measures used in determining the amount of certain long term compensation to management and employees and used by rating agencies and investors.

Reconciliation of Shareholders' Equity to Adjusted Book Value

	As of December 31, 2012		As of December 31, 2011	
	Total	Per Share	Total	Per Share
	(dollars in millions, except per share amounts)			
Shareholders' equity	$ 4,994	$ 25.74	$ 4,652	$ 25.52
Less after-tax adjustments:				
Effect of consolidating FG VIEs	(348)	(1.79)	(405)	(2.22)
Non-credit impairment unrealized fair value gains (losses) on credit derivatives	(988)	(5.09)	(498)	(2.74)
Fair value gains (losses) on CCS	23	0.12	35	0.19
Unrealized gain (loss) on investment portfolio excluding foreign exchange effect	477	2.45	319	1.75
Operating shareholders' equity	5,830	30.05	5,201	28.54
After-tax adjustments:				
Less: Deferred acquisition costs	165	0.85	174	0.95
Plus: Net present value of estimated net future credit derivative revenue	220	1.14	302	1.66
Plus: Net unearned premium reserve on financial guaranty contracts in excess of expected loss to be expensed	3,266	16.83	3,658	20.07
Adjusted book value	$ 9,151	$ 47.17	$ 8,987	$ 49.32

As of December 31, 2012, shareholders' equity increased to $5.0 billion from December 31, 2011 due primarily to the issuance of common shares, unrealized gains on the investment portfolio and net income, offset in part by share repurchases and dividends. Adjusted book value increased slightly, mainly due to the issuance of common shares, new business, and commutations of previously ceded business, partially offset by economic loss development. Shares outstanding increased by 11.8 million primarily to the issuance of 13.4 million common shares, partially offset by the repurchase of 2.1 million common shares in 2012.

Management believes that operating shareholders' equity is a useful measure because it presents the equity of the Company with all financial guaranty contracts accounted for on a more consistent basis and excludes fair value adjustments that are not expected to result in economic loss. Many investors, analysts and financial news reporters use operating shareholders' equity as the principal financial measure for valuing AGL's current share price or projected share price and also as the basis of their decision to recommend buying or selling AGL's common shares. Many of the Company's fixed income investors also use operating shareholders' equity to evaluate the Company's capital adequacy. Operating shareholders' equity is the basis of the calculation of adjusted book value (see below). Operating shareholders' equity is defined as shareholders' equity attributable to Assured Guaranty Ltd., as reported under GAAP, adjusted for the following:

1) Elimination of the effects of consolidating FG VIEs in order to present all financial guaranty contracts on a more consistent basis of accounting, whether or not GAAP requires consolidation. GAAP requires the Company to consolidate certain VIEs that have issued debt obligations insured by the Company even though the Company does not own such VIEs.

2) Elimination of the after-tax non-credit impairment unrealized fair value gains (losses) on credit derivatives, which is the amount in excess of the present value of the expected estimated economic credit losses, and non-economic payments. Such fair value adjustments are heavily affected by, and in part fluctuate with, changes in market interest rates, credit spreads and other market factors and are not expected to result in an economic gain or loss.

3) Elimination of the after-tax fair value gains (losses) on the Company's CCS. Such amounts are heavily affected by, and in part fluctuate with, changes in market interest rates, credit spreads and other market factors and are not expected to result in an economic gain or loss.

4) Elimination of the after-tax unrealized gains (losses) on the Company's investments that are recorded as a component of accumulated other comprehensive income ("AOCI") (excluding foreign exchange remeasurement). The AOCI component of the fair value adjustment on the investment portfolio is not deemed economic because the Company generally holds these investments to maturity and therefore should not recognize an economic gain or loss.

Management believes that adjusted book value is a useful measure because it enables an evaluation of the net present value of the Company's in-force premiums and revenues in addition to operating shareholders' equity. The premiums and revenues included in adjusted book value will be earned in future periods, but actual earnings may differ materially from the estimated amounts used in determining current adjusted book value due to changes in foreign exchange rates, prepayment speeds, terminations, credit defaults and other factors. Many investors, analysts and financial news reporters use adjusted book value to evaluate AGL's share price and as the basis of their decision to recommend, buy or sell the AGL common shares. Adjusted book value is operating shareholders' equity, as defined above, further adjusted for the following:

1) Elimination of after-tax deferred acquisition costs, net. These amounts represent net deferred expenses that have already been paid or accrued and will be expensed in future accounting periods.

2) Addition of the after-tax net present value of estimated net future credit derivative revenue. See below.

3) Addition of the after-tax value of the unearned premium reserve on financial guaranty contracts in excess of expected loss to be expensed, net of reinsurance. This amount represents the expected future net earned premiums, net of expected losses to be expensed, which are not reflected in GAAP equity.

Net Present Value of Estimated Net Future Credit Derivative Revenue

Management believes that this amount is a useful measure because it enables an evaluation of the value of future estimated credit derivative revenue. There is no corresponding GAAP financial measure. This amount represents the present value of estimated future revenue from the Company's credit derivative in-force book of business, net of reinsurance, ceding commissions and premium taxes, for contracts without expected economic losses, and is discounted at 6%. Estimated net future credit derivative revenue may change from period to period due to changes in foreign exchange rates, prepayment speeds, terminations, credit defaults or other factors that affect par outstanding or the ultimate maturity of an obligation.

PVP or Present Value of New Business Production

Reconciliation of PVP to Gross Written Premiums

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Total PVP	$ 210	$ 243	$ 363
Less: Financial guaranty installment premium PVP	45	69	33
Total: Financial guaranty upfront gross written premiums	165	174	330
Plus: Financial guaranty installment gross written premiums	88	(47)	(108)
Total gross written premiums	$ 253	$ 127	$ 222

Management believes that PVP is a useful measure because it enables the evaluation of the value of new business production for the Company by taking into account the value of estimated future installment premiums on all new contracts underwritten in a reporting period as well as premium supplements and additional installment premium on existing contracts as to which the issuer has the right to call the insured obligation but has not exercised such right, whether in insurance or credit derivative contract form, which GAAP gross premiums written and the net credit derivative premiums received and receivable portion of net realized gains and other settlement on credit derivatives ("Credit Derivative Revenues") do not adequately measure. PVP in respect of financial guaranty contracts written in a specified period is defined as gross upfront and installment premiums received and the present value of gross estimated future installment premiums, in each case, discounted at 6%. For purposes of the PVP calculation, management discounts estimated future installment premiums on insurance contracts at 6%, while under GAAP, these amounts are discounted at a risk free rate. Additionally, under GAAP, management records future installment premiums on financial guaranty insurance contracts covering non-homogeneous pools of assets based on the contractual term of the transaction, whereas for PVP purposes, management records an estimate of the future installment premiums the Company expects to receive, which may be based upon a shorter period of time than the contractual term of the transaction. Actual future net earned or written premiums and Credit Derivative Revenues may differ from PVP due to factors including, but not limited to, changes in foreign exchange rates, prepayment speeds, terminations, credit defaults, or other factors that affect par outstanding or the ultimate maturity of an obligation.

Insured Portfolio

The following tables present the insured portfolio by asset class net of cessions to reinsurers. It includes all financial guaranty contracts outstanding as of the dates presented, regardless of the form written (i.e. credit derivative form or traditional financial guaranty insurance form) or the applicable accounting model (i.e. insurance, derivative or VIE consolidation).

Net Par Outstanding and Average Internal Rating by Asset Class

Sector	As of December 31, 2012 Net Par Outstanding	As of December 31, 2012 Avg. Rating	As of December 31, 2011 Net Par Outstanding	As of December 31, 2011 Avg. Rating
	(dollars in millions)			
Public finance:				
U.S.:				
General obligation	$ 169,985	A+	$ 173,061	A+
Tax backed	73,787	A+	78,006	A+
Municipal utilities	62,116	A	65,204	A
Transportation	33,799	A	35,396	A
Healthcare	17,838	A	19,495	A
Higher education	15,770	A+	15,677	A+
Housing	4,633	AA-	5,696	AA-
Infrastructure finance	4,210	BBB	4,110	BBB
Investor-owned utilities	1,069	A-	1,124	A-
Other public finance—U.S.	4,760	A	5,304	A-
Total public finance—U.S.	387,967	A	403,073	A+
Non-U.S.:				
Infrastructure finance	15,812	BBB	15,405	BBB
Regulated utilities	12,494	BBB+	13,260	BBB+
Pooled infrastructure	3,200	AA-	3,130	AA-
Other public finance—non-U.S.	6,034	A	7,251	A+
Total public finance—non-U.S.	37,540	BBB+	39,046	BBB+
Total public finance	425,507	A	442,119	A
Structured finance:				
U.S.:				
Pooled corporate obligations	41,886	AAA	51,520	AAA
RMBS	17,827	BB+	21,567	BB+
CMBS and other commercial real estate related exposures	4,247	AAA	4,774	AAA
Financial products	3,653	AA-	5,217	AA-
Consumer receivables	2,369	BBB+	4,326	AA-
Insurance securitizations	2,190	A+	1,893	A+
Commercial receivables	1,025	BBB+	1,214	BBB
Structured credit	319	CCC+	424	B-
Other structured finance—U.S.	1,179	BBB+	1,299	A-
Total structured finance—U.S.	74,695	AA-	92,234	AA-
Non-U.S.:				
Pooled corporate obligations	14,813	AAA	17,731	AAA
Commercial receivables	1,463	A-	1,865	A-
RMBS	1,424	AA-	1,598	AA
Insurance securitizations	923	CCC-	964	CCC-
Structured credit	591	BBB	979	BBB
CMBS and other commercial real estate related exposures	100	AAA	180	AAA
Other structured finance—non-U.S.	377	Super Senior	378	Super Senior
Total structured finance—non-U.S.	19,691	AA	23,695	AA
Total structured finance	94,386	AA-	115,929	AA-
Total net par outstanding	$ 519,893	A+	$ 558,048	A+

The December 31, 2012 and 2011 amounts above include $48.1 billion and $60.7 billion, respectively, of AGM structured finance net par outstanding. AGM has not insured a mortgage-backed transaction since January 2008 and announced its complete withdrawal from the structured finance market in August 2008. The structured finance transactions that remain in AGM's insured portfolio are of double-A average underlying credit quality, according to the Company's internal rating system. Management expects AGM's structured finance portfolio to run-off rapidly: 24% by year-end 2013, 65% by year end 2015, and 84% by year-end 2017.

The following tables set forth the Company's net financial guaranty portfolio by internal rating.

Financial Guaranty Portfolio by Internal Rating
As of December 31, 2012

Rating Category	Public Finance U.S.		Public Finance Non-U.S.		Structured Finance U.S		Structured Finance Non-U.S		Total	
	Net Par Outstanding	%	Net Par Outstanding	%	Net Par Outstanding	%	Net Par Outstanding	%	Net Par Outstanding	%
					(dollars in millions)					
Super senior	$ —	—	$ 1,130	3.0%	$ 13,572	18.2%	$ 4,874	24.7%	$ 19,576	3.8%
AAA	4,502	1.2	576	1.5	28,615	38.3	8,295	42.1	41,988	8.1
AA	124,525	32.1	875	2.3	9,589	12.8	722	3.7	135,711	26.1
A	210,124	54.1	9,781	26.1	4,670	6.2	1,409	7.2	225,984	43.4
BBB	44,213	11.4	22,885	61.0	3,717	5.0	2,427	12.3	73,242	14.1
BIG	4,603	1.2	2,293	6.1	14,532	19.5	1,964	10.0	23,392	4.5
Total net par outstanding	$ 387,967	100.0%	$ 37,540	100.0%	$ 74,695	100.0%	$ 19,691	100.0%	$ 519,893	100.0%

Financial Guaranty Portfolio by Internal Rating
As of December 31, 2011

Rating Category	Public Finance U.S.		Public Finance Non-U.S.		Structured Finance U.S		Structured Finance Non-U.S		Total	
	Net Par Outstanding	%	Net Par Outstanding	%	Net Par Outstanding	%	Net Par Outstanding	%	Net Par Outstanding	%
					(dollars in millions)					
Super senior	$ —	—	$ 1,138	2.9%	$ 16,756	18.2%	$ 5,660	23.9%	$ 23,554	4.2%
AAA	5,074	1.3	1,381	3.5	35,736	38.7	10,231	43.2	52,422	9.4
AA	139,693	34.6	1,056	2.7	12,575	13.6	976	4.1	154,300	27.7
A	213,164	52.9	11,744	30.1	4,115	4.5	1,518	6.4	230,541	41.3
BBB	40,635	10.1	21,399	54.8	5,044	5.5	3,391	14.3	70,469	12.6
BIG	4,507	1.1	2,328	6.0	18,008	19.5	1,919	8.1	26,762	4.8
Total net par outstanding	$ 403,073	100.0%	$ 39,046	100.0%	$ 92,234	100.0%	$ 23,695	100.0%	$ 558,048	100.0%

Beginning in the first quarter 2012, the Company decided to classify those portions of risks benefiting from reimbursement obligations collateralized by eligible assets held in trust in acceptable reimbursement structures as the higher of 'AA' or their current internal rating. As of the fourth quarter 2012, the Company applied this policy to the Bank of America Agreement and the Deutsche Bank Agreement. The Bank of America Agreement was entered into in April 2011 and the reclassification in the first quarter 2012 resulted in a decrease in BIG net par outstanding as of December 31, 2011 of $1,452 million from that previously reported.

Securities purchased for loss mitigation purposes represented $1,133 million and $1,293 million of gross par outstanding as of December 31, 2012 and 2011, respectively. In addition, under the terms of certain credit derivative contracts, the Company has obtained the obligations referenced in such contracts and recorded it in invested assets in the consolidated balance sheets. Such amounts totaled $220 million and $222 million in gross par outstanding as of December 31, 2012 and 2011, respectively.

The tables below show the Company's ten largest U.S. public finance and U.S. structured finance and non-U.S. exposures direct and reinsurance exposures by revenue source (stated as a percentage of the Company's total U.S. public finance, U.S. structured finance and non-U.S. net par outstanding) as of December 31, 2012:

Ten Largest U.S. Public Finance Exposures
As of December 31, 2012

	Net Par Outstanding	Percent of Total U.S. Public Finance Net Par Outstanding	Rating
	(dollars in millions)		
New Jersey, State of	$ 4,275	1.1%	A+
California, State of	3,452	0.9%	BBB+
New York, City of New York	3,241	0.8%	AA-
Massachusetts, Commonwealth of	2,732	0.7%	AA
Chicago, City of Illinois	2,726	0.7%	A+
New York, State of	2,563	0.7%	A+
Miami-Dade County Florida Aviation Authority - Miami International Airport	2,380	0.6%	A
Los Angeles California Unified School District	2,263	0.6%	AA-
Port Authority of New York and New Jersey	2,195	0.6%	AA-
Puerto Rico, Commonwealth of	2,175	0.6%	BBB-
Total of top ten U.S. public finance exposures	$ 28,002	7.3%	

Ten Largest U.S. Structured Finance Exposures
As of December 31, 2012

	Net Par Outstanding	Percent of Total U.S. Structured Finance Net Par Outstanding	Rating
	(dollars in millions)		
Fortress Credit Opportunities I, LP	$ 1,328	1.8%	AA
Stone Tower Credit Funding	1,254	1.7%	AAA
Synthetic Investment Grade Pooled Corporate CDO	1,188	1.6%	AAA
Synthetic High Yield Pooled Corporate CDO	978	1.3%	AAA
Synthetic Investment Grade Pooled Corporate CDO	767	1.0%	Super Senior
Synthetic Investment Grade Pooled Corporate CDO	763	1.0%	Super Senior
Synthetic Investment Grade Pooled Corporate CDO	745	1.0%	Super Senior
Synthetic High Yield Pooled Corporate CDO	734	1.0%	AAA
Synthetic Investment Grade Pooled Corporate CDO	726	1.0%	Super Senior
Mizuho II Synthetic CDO	718	1.0%	A
Total of top ten U.S. structured finance exposures	$ 9,201	12.4%	

Ten Largest Non-U.S. Exposures
As of December 31, 2012

	Net Par Outstanding	Percent of Total Non-U.S. Net Par Outstanding	Rating
	(dollars in millions)		
Quebec Province	$ 2,338	4.1%	A+
Sydney Airport Finance Company	1,566	2.7%	BBB
Thames Water Utility Finance PLC	1,558	2.7%	A-
Channel Link Enterprises Finance PLC	963	1.7%	BBB
Southern Gas Networks PLC	867	1.5%	BBB
Fortress Credit Investments I	778	1.4%	AAA
Capital Hospitals (Issuer) PLC	777	1.4%	BBB-
Societe des Autoroutes du Nord et de l'Est de France S.A.	755	1.3%	BBB+
Campania Region - Healthcare receivable	738	1.3%	BBB-
Southern Water Services Limited	707	1.2%	A-
Total of top ten non-U.S. exposures	$ 11,047	19.3%	

Financial Guaranty Portfolio by Geographic Area

The following table sets forth the geographic distribution of the Company's financial guaranty portfolio.

Geographic Distribution of Financial Guaranty Portfolio as of December 31, 2012

	Number of Risks	Net Par Outstanding	Percent of Total Net Par Outstanding
		(dollars in millions)	
U.S.:			
U.S. Public Finance:			
California	1,532	$ 57,302	11.0%
New York	1,051	31,402	6.0
Pennsylvania	1,133	31,173	6.0
Texas	1,273	29,942	5.8
Illinois	933	25,297	4.9
Florida	446	24,111	4.6
New Jersey	704	15,999	3.1
Michigan	745	15,516	3.0
Georgia	205	10,001	1.9
Ohio	576	9,634	1.9
Other states	4,889	137,590	26.4
Total U.S. public finance	13,487	387,967	74.6
U.S. Structured finance (multiple states)	1,080	74,695	14.4
Total U.S.	14,567	462,662	89.0
Non-U.S.:			
United Kingdom	124	23,624	4.5
Australia	33	7,558	1.5
Canada	11	4,160	0.8
France	23	3,914	0.8
Italy	12	2,347	0.5
Other	116	15,628	2.9
Total non-U.S.	319	57,231	11.0
Total	14,886	$ 519,893	100.0%

Selected European Exposure

Several European countries are experiencing significant economic, fiscal and / or political strains such that the likelihood of default on obligations with a nexus to those countries may be higher than the Company anticipated when such factors did not exist. The Company has identified those European countries where it has exposure and where it believes heightened uncertainties exist to be: Greece, Hungary, Ireland, Italy, Portugal and Spain (the "Selected European Countries"). The Company selected these European countries based on its view that their credit fundamentals are deteriorating, as well as on published reports identifying countries that may be experiencing reduced demand for their sovereign debt in the current environment. See "—Selected European Countries" below for an explanation of the circumstances in each country leading the Company to select that country for further discussion.

Economic Exposure to the Selected European Countries

The Company's economic exposure to the Selected European Countries (based on par for financial guaranty contracts and notional amount for financial guaranty contracts accounted for as derivatives) is shown in the following tables, both gross and net of ceded reinsurance:

Gross Economic Exposure to Selected European Countries(1)
December 31, 2012

	Greece	Hungary	Ireland	Italy	Portugal	Spain	Total
				(in millions)			
Sovereign and sub-sovereign exposure:							
Public finance	$ —	$ —	$ —	$ 1,351	$ 125	$ 428	$ 1,904
Infrastructure finance	—	461	24	352	100	172	1,109
Sub-total	—	461	24	1,703	225	600	3,013
Non-sovereign exposure:							
Regulated utilities	—	—	—	249	—	9	258
RMBS	—	230	139	567	—	—	936
Commercial receivables	—	2	13	65	16	2	98
Pooled corporate	25	—	211	236	14	575	1,061
Sub-total	25	232	363	1,117	30	586	2,353
Total	$ 25	$ 693	$ 387	$ 2,820	$ 255	$ 1,186	$ 5,366
Total BIG	$ —	$ 653	$ 8	$ 266	$ 141	$ 583	$ 1,651

Net Economic Exposure to Selected European Countries(1)
December 31, 2012

	Greece	Hungary	Ireland	Italy	Portugal	Spain	Total
				(in millions)			
Sovereign and sub-sovereign exposure:							
Public finance	$ —	$ —	$ —	$ 1,007	$ 105	$ 266	$ 1,378
Infrastructure finance	—	434	24	333	100	169	1,060
Sub-total	—	434	24	1,340	205	435	2,438
Non-sovereign exposure:							
Regulated utilities	—	—	—	229	—	9	238
RMBS	—	219	139	498	—	—	856
Commercial receivables	—	2	13	63	15	2	95
Pooled corporate	25	—	189	217	14	524	969
Sub-total	25	221	341	1,007	29	535	2,158
Total	$ 25	$ 655	$ 365	$ 2,347	$ 234	$ 970	$ 4,596
Total BIG	$ —	$ 616	$ 7	$ 248	$ 121	$ 419	$ 1,411

(1) While the Company's exposures are shown in U.S. dollars, the obligations the Company insures are in various currencies, including U.S. dollars, Euros and British pounds sterling. Included in both tables above is $139 million of reinsurance assumed on a 2004 - 2006 pool of Irish residential mortgages that is part of the Company's remaining legacy mortgage reinsurance business. One of the residential mortgage-backed securities included in the table above includes residential mortgages in both Italy and Germany, and only the portion of the transaction equal to the portion of the original mortgage pool in Italian mortgages is shown in the tables.

As of December 31, 2012, the Company has not guaranteed any sovereign bonds of the Selected European Countries. The exposure shown in the "Public Finance" Category is from transactions backed by receivable payments from sub-sovereigns in Italy, Spain and Portugal. The Company understands that Moody's recently had undertaken a review of redenomination risk in selected countries in the Eurozone, including some of the Selected European Countries. No redenomination from the Euro to another currency has yet occurred and it may never occur. Therefore, it is not possible to be certain at this point how a redenomination of an issuer's obligations might be implemented in the future and, in particular, whether any redenomination would extend to the Company's obligations under a related financial guarantee. At June 30, 2012, the Company had €218 million of net exposure to the sovereign debt of Greece. The Company paid claims under its financial guaranties during 2012, paying off in full its liabilities with respect to the Greek sovereign bonds it guaranteed. At December 31, 2012, the Company no longer had any direct exposure to Greece.

The tables above include the par amount of financial guaranty contracts accounted for as derivatives. The Company's credit derivative transactions are governed by ISDA documentation, and the Company is required to make a loss payment on them only upon the occurrence of one or more defined credit events with respect to the referenced securities or loans. For those financial guaranty contracts included in the tables above and accounted for as derivatives, the tables below show their fair value, net of reinsurance:

Fair Value Gain (Loss) of Financial Guaranty Contracts Accounted for as Derivatives, With Exposure to Selected European Countries, Net of Reinsurance December 31, 2012

	Greece	Hungary	Ireland	Italy	Portugal	Spain
			(in millions)			
Sovereign and sub-sovereign exposure:						
Public finance	$ —	$ —	$ —	$ —	$ —	$ —
Infrastructure finance	—	(2)	(1)	(3)	(4)	(1)
Total sovereign exposure	—	(2)	(1)	(3)	(4)	(1)
Non-sovereign exposure:						
Regulated utilities	—	—	—	—	—	—
RMBS	—	(4)	—	—	—	—
Total non-sovereign exposure	—	(4)	—	—	—	—
Total	$ —	$ (6)	$ (1)	$ (3)	$ (4)	$ (1)

The Company purchases reinsurance in the ordinary course to cover both its financial guaranty insurance and credit derivative exposures. Aside from this type of coverage the Company does not purchase credit default protection to manage the risk in its financial guaranty business. Rather, the Company has reduced its risks by ceding a portion of its business (including its financial guaranty contracts accounted for as derivatives) to third-party reinsurers that are generally required to pay their proportionate share of claims paid by the Company, and the net amounts shown above are net of such third-party reinsurance (reinsurance of financial guaranty contracts accounted for as derivatives is accounted for as a purchased derivative). See Note 14, Reinsurance and Other Monoline Exposures, of the Financial Statements and Supplementary Data.

Indirect Exposure to Selected European Countries

The Company has included in the exposure tables above its indirect economic exposure to the Selected European Countries through insurance it provides on (a) pooled corporate and (b) commercial receivables transactions. The Company considers economic exposure to a Selected European Country to be indirect when that exposure relates to only a small portion of an insured transaction that otherwise is not related to that Selected European Country.

The Company's pooled corporate obligations are highly diversified in terms of obligors and, except in the case of TruPS CDOs or transactions backed by perpetual preferred securities ("Perps"), highly diversified in terms of industry. Most pooled corporate obligations are structured to limit exposure to any given obligor and any given non-U.S. country or region. The insured pooled corporate transactions generally benefit from embedded credit enhancement which allows a transaction a certain level of losses in the underlying collateral without causing the Company to pay a claim. Some pooled corporate obligations include investments in companies with a nexus to the Selected European Countries.

The Company's commercial receivable transactions included in the exposure tables above are rail car lease transactions and aircraft lease transactions where some of the lessees have a nexus with the Selected European Countries. Like the pooled corporate transactions, the commercial receivable transactions generally benefit from embedded credit enhancement which allows a transaction a certain level of losses in the underlying collateral without causing the Company to pay a claim.

The following table shows the Company's indirect economic exposure (net of reinsurance) to the Selected European Countries in pooled corporate obligations and commercial receivable transactions. The amount shown in the table is calculated by multiplying the amount insured by the Company (based on par for financial guaranty contracts and notional amount for financial guaranty contracts accounted for as derivatives) times the percent of the relevant collateral pool reported as having a nexus to the Selected European Countries.:

Net Indirect Exposure to Selected European Countries
December 31, 2012

	Greece	Hungary	Ireland	Italy	Portugal	Spain	Total
				(dollars in millions)			
Pooled corporate							
$ millions	$ 25	$ —	$ 189	$ 217	$ 14	$ 524	$ 969
Average proportion	2.5%	—	2.5%	2.8%	1.2%	4.4%	3.3%
Commercial receivables							
$ millions	$ —	$ 2	$ 13	$ 63	$ 15	$ 2	$ 95
Average proportion	—	0.7%	8.3%	8.6%	2.4%	1.8%	5.0%
Total $ millions	$ 25	$ 2	$ 202	$ 280	$ 29	$ 526	$ 1,064

The table above includes, in the pooled corporate category, exposure from primarily non-U.S. pooled corporate transactions insured by the Company. Many primarily U.S. pooled corporate obligations permit investments of up to 10% or 15% (or occasionally 20%) of the pool in non-U.S. (or non-U.S. or -Canadian) collateral. Given the relatively low level of permitted international investments in these transactions and their generally high current credit quality, they are excluded from the table above.

Selected European Countries

The Company follows and analyzes public information regarding developments in countries to which the Company has exposure, including the Selected European Countries, and utilizes this information to evaluate risks in its financial guaranty portfolio. Because the Company guarantees payments under its financial guaranty contracts, its analysis is focused primarily on the risk of payment defaults by these countries or obligors in these countries. However, dramatic developments with respect to the Selected European Countries would also impact the fair value of insurance contracts accounted for as derivatives and with a nexus to those countries.

On December 18, 2012 the Hellenic Republic of Greece was upgraded by S&P from "SD" (selective default) to "B-" reflecting the completion of Greece's distressed buyback. The action also considered the approval by the Eurogroup (the finance ministers of EU member states belonging to the eurozone) of a loan disbursement to Greece under the second economic adjustment program. S&P viewed such action as indicative of the eurozone's determination to restore stability to Greek finances, and to preserve Greece's eurozone membership. Moody's rates Greece at "C", which is the lowest rating on Moody's rating scale. Despite the exchange, which substantially lowered Greece's debt burden, the country still faces a precarious fiscal position and generally uncertain economic prospects. As of December 31, 2012 the Company no longer had any direct economic exposure to Greece, although it does still have small, indirect exposures as described above under *"Indirect Exposure to Selected European Countries"*.

The worsening domestic and global economic climate, high levels of public debt, limited funding availability and fiscal consolidation measures have had a negative impact on the Republic of Italy's economic growth prospects and credit ratings. The Republic of Italy was downgraded to "BBB+" from "A" by S&P on January 13, 2012 and to "Baa2" from "A3" by Moody's on July 13, 2012. The September 6, 2012 announcement of a European Central Bank program to purchase unlimited amounts of secondary market debt of euro area sovereigns that apply for a full macroeconomic adjustment or precautionary program from the European Financial Stability Facility/European Stability Mechanism ("EFSF/ESM") has helped in the reduction of Italian sovereign bond yields. The Company's sovereign exposure to Italy depends on payments by Italian governmental sub-sovereigns in connection with infrastructure financings or for services already rendered. The Company internally rates one of the infrastructure transactions ($248 million net par) below investment grade. The Company's non-sovereign Italian exposure is comprised primarily of securities backed by Italian residential mortgages or in one case a government-sponsored water utility. The Company is closely monitoring the ability and willingness of these obligors to make timely payments on their obligations.

On November 23, 2012 S&P downgraded the Republic of Hungary's rating from "BB+" to "BB" given the continued weakening of the predictability of the country's policy framework, which could affect its medium-term growth prospects. Moody's rates Hungary at "Ba1". In October 2008 Hungary requested and later received financial assistance from the EU and the International Monetary Fund ("IMF"). Hungary again requested financial assistance in November 2011, with a potential second financial package currently being negotiated. The Company's sub-sovereign exposure to Hungarian credits includes an infrastructure financing dependent on payments by government agencies. The Company rates this exposure ($396 million net par) below investment grade. The Company is closely monitoring developments with respect to the ability and willingness of these entities to meet their payment obligations. The Company's non-sovereign exposure to Hungary comprises primarily covered mortgage bonds issued by Hungarian banks. The Company rates the covered bonds ($220 million net par) below investment grade.

The Kingdom of Spain's financial profile and credit ratings have deteriorated over the past few years, partly as a result of large borrowing needs in the context of a challenging funding environment. The weakening of the country's real estate sector has resulted in the deterioration of the banking system's financial profile, in particular that of the savings and loans. The regional finances are also a source of concern, given the fiscal slippage exhibited by some of the regions. The Kingdom of Spain was downgraded by S&P on October 10, 2012 to "BBB-" from "BBB+" and by Moody's on June 13, 2012 to "Baa3" from "A3". The September 6, 2012 announcement of a European Central Bank program to purchase unlimited amounts of secondary market debt of euro area sovereigns that apply for a full macroeconomic adjustment or precautionary program from the EFSF/ESM has helped in the reduction of Spanish sovereign bond yields. The Company's direct exposure to Spanish credits includes infrastructure financings dependent on payments by sub-sovereigns and government agencies, financings dependent on lease and other payments by sub-sovereigns and government agencies, and an issuance by a regulated utility. The Company rates most ($419 million aggregate net par) of its exposure to sovereign credits in Spain below investment grade. The Company is closely monitoring developments with respect to the ability and willingness of these entities to meet their payment obligations.

The Republic of Portugal is rated "BB" and "Ba3" by S&P and Moody's, respectively. Over the past few years, the Republic of Portugal's economy and credit ratings have been adversely affected by fiscal imbalances, high indebtedness and the difficult macroeconomic situation generally facing the countries in the euro area. In order to stabilize its debt position, in April 2011 Portugal requested and subsequently received financial assistance from the EU and the IMF. In return, Portugal agreed to a set of deficit reduction and debt targets. The meeting of these targets will likely represent a significant burden on the Portuguese economy in an environment of slow economic activity and volatile bank and sovereign credit markets. Yields on Portuguese sovereign debt have been on a declining trend the last few months. The Company's exposure to Portuguese credits includes infrastructure financings dependent on payments by sub-sovereigns and government agencies and financings dependent on lease payments by sub-sovereigns and government agencies. The Company rates four of these transactions ($121 million aggregate net par) below investment grade. The Company is closely monitoring developments with respect to the ability and willingness of these entities to meet their payment obligations.

The Republic of Ireland, currently rated "BBB+" and "Ba1" by S&P and Moody's, respectively, has been adversely affected over the past few years by the weakening global economic environment and the need to provide wide-ranging support to its banking sector, which resulted in a rapid deterioration of the country's public finances. In November 2010, the Republic of Ireland applied for and subsequently received a financial assistance package from the EU and the IMF. The package included an allocation to support the Irish banking system. Ireland's fiscal consolidation plan is being implemented in the context of slow economic growth and restricted availability of credit. The Company's exposure to Irish credits includes exposure in a pool of infrastructure financings dependent on payments by a sub-sovereign and mortgage reinsurance on a pool of Irish residential mortgages originated in 2004-2006 left from its legacy mortgage reinsurance business. Only $7 million of the Company's exposure to Ireland is below investment grade, and it is indirect in non-sovereign pooled corporate transactions.

Identifying Exposure to Selected European Countries

When the Company directly insures an obligation, it assigns the obligation to a geographic location or locations based on its view of the geographic location of the risk. For most exposures this can be a relatively straight-forward determination as, for example, a debt issue supported by availability payments for a toll road in a particular country. The Company may also assign portions of a risk to more than one geographic location as it has, for example, in a residential mortgage backed security backed by residential mortgage loans in both Germany and Italy. The Company may also have exposures to the Selected European Countries in business assumed from other monoline insurance companies. See Note 14, Reinsurance and Other Monoline Exposure, of the Financial Statements and Supplementary Data. In the case of assumed business, the Company depends upon geographic information provided by the primary insurer.

The Company also has indirect exposure to the Selected European Countries through structured finance transactions backed by pools of corporate obligations or receivables, such as lease payments, with a nexus to such countries. In most instances, the trustees and/or servicers for such transactions provide reports that identify the domicile of the underlying obligors in the pool (and the Company relies on such reports), although occasionally such information is not available to the Company. The Company has reviewed transactions through which it believes it may have indirect exposure to the Selected European Countries that is material to the transaction and included in the tables above the proportion of the insured par equal to the proportion of obligors so identified as being domiciled in a Selected European Country. The Company may also have indirect exposures to Selected European Countries in business assumed from other monoline insurance companies. However, in the case of assumed business, the primary insurer generally does not provide information to the Company permitting it to geographically allocate the exposure proportionally to the domicile of the underlying obligors.

Financial Guaranty Portfolio by Issue Size

The Company seeks broad coverage of the market by insuring and reinsuring small and large issues alike. The following table sets forth the distribution of the Company's portfolio as of December 31, 2012 by original size of the Company's exposure:

Public Finance Portfolio by Issue Size
As of December 31, 2012

Original Par Amount Per Issue	Number of Issues	Net Par Outstanding	% of Public Finance Net Par Outstanding
	(dollars in millions)		
Less than $10 million	18,789	$ 55,037	12.9%
$10 through $50 million	7,144	126,309	29.7%
$50 through $100 million	1,359	75,724	17.8%
$100 million to $200 million	603	68,380	16.1%
$200 million or greater	366	100,057	23.5%
Total	28,261	$ 425,507	100.0%

Structured Finance Portfolio by Issue Size
As of December 31, 2012

Original Par Amount Per Issue	Number of Issues	Net Par Outstanding	% of Structured Finance Net Par Outstanding
	(dollars in millions)		
Less than $10 million	306	$ 156	0.2%
$10 through $50 million	538	7,697	8.2%
$50 through $100 million	208	8,588	9.1%
$100 million to $200 million	261	20,896	22.1%
$200 million or greater	255	57,049	60.4%
Total	1,568	$ 94,386	100.0%

Exposures by Reinsurer

Ceded par outstanding represents the portion of insured risk ceded to other reinsurers. Under these relationships, the Company cedes a portion of its insured risk in exchange for a premium paid to the reinsurer. The Company remains primarily liable for all risks it directly underwrites and is required to pay all gross claims. It then seeks reimbursement from the reinsurer for its proportionate share of claims. The Company may be exposed to risk for this exposure if it were required to pay the gross claims and not be able to collect ceded claims from an assuming company experiencing financial distress. A number of the financial guaranty insurers to which the Company has ceded par have experienced financial distress and as a result been downgraded by the rating agencies. In addition, state insurance regulators have intervened with respect to some of these insurers.

Assumed par outstanding represents the amount of par assumed by the Company from other monolines. Under these relationships, the Company assumes a portion of the ceding company's insured risk in exchange for a premium. The Company may be exposed to risk in this portfolio in that the Company may be required to pay losses without a corresponding premium in circumstances where the ceding company is experiencing financial distress and is unable to pay premiums.

In addition to assumed and ceded reinsurance arrangements, the Company may also have exposure to some financial guaranty reinsurers (i.e. monolines) in other areas. Second-to-pay insured par outstanding represents transactions the Company has insured that were previously insured by other monolines. The Company underwrites such transactions based on the underlying insured obligation without regard to the primary insurer. See Note 14, Reinsurance and Other Monoline Exposures, of the Financial Statements and Supplementary Data.

Exposure by Reinsurer

	Ratings at February 26, 2013		Par Outstanding As of December 31, 2012		
Reinsurer	Moody's Reinsurer Rating	S&P Reinsurer Rating	Ceded Par Outstanding(1)	Second-to-Pay Insured Par Outstanding	Assumed Par Outstanding
			(dollars in millions)		
American Overseas Reinsurance Company Limited (f/k/a Ram Re)	WR(2)	WR	$ 9,808	$ —	$ 24
Tokio	Aa3(3)	AA-(3)	8,369	—	937
Radian(4)	Ba1	B+	5,250	44	1,382
Syncora Guarantee Inc.	WR	WR	4,156	1,993	162
Mitsui Sumitomo Insurance Co. Ltd	A1	A+(3)	2,232	—	—
ACA Financial Guaranty Corp.	NR	WR	819	6	1
Swiss Reinsurance Co.	A1	AA-	429	—	—
Ambac	WR	WR	85	7,122	20,579
CIFG	WR	WR	65	255	5,523
MBIA Inc.	(5)	(5)	—	10,814	8,143
Financial Guaranty Insurance Co	WR	WR	—	3,227	1,961
Other	Various	Various	933	2,070	45
Total			$ 32,146	$ 25,531	$ 38,757

(1) Includes $3,928 million in ceded par outstanding related to insured credit derivatives.

(2) Represents "Withdrawn Rating."

(3) The Company has structural collateral agreements satisfying the triple-A credit requirement of S&P and/or Moody's.

(4) The Company entered into an agreement with Radian on January 24, 2012. See "—Key Business Strategies—New Business Development and Commutations."

(5) MBIA Inc. includes various subsidiaries which are rated B, BBB by S&P and Caa2, B3, Baa2, WR and NR by Moody's.

In accordance with statutory accounting requirements and U.S. insurance laws and regulations, in order for the Company to receive credit for liabilities ceded to reinsurers domiciled outside of the U.S., such reinsurers must secure their liabilities to the Company. All of the unauthorized reinsurers in the table above post collateral for the benefit of the Company in an amount at least equal to the sum of their ceded unearned premium reserve, loss reserves and contingency reserves all calculated on a statutory basis of accounting. CIFG and Radian are authorized reinsurers. Radian's collateral equals or exceeds its ceded statutory loss reserves and CIFG's collateral covers a substantial portion of its ceded statutory loss reserves. Collateral may be in the form of letters of credit or trust accounts. The total collateral posted by all non-affiliated reinsurers as of December 31, 2012 is approximately $999 million.

Exposure to Residential Mortgage-Backed Securities

The tables below provide information on the risk ratings and certain other risk characteristics of the Company's financial guaranty insurance and credit derivative RMBS exposures as of December 31, 2012. U.S. RMBS exposures represent 3.4% of the total net par outstanding and BIG U.S. RMBS represent 45% of total BIG net par outstanding. The tables presented provide information with respect to the underlying performance indicators of this book of business. See Note 6, Expected Loss to be Paid, of the Financial Statements and Supplementary Data, for a discussion of expected losses to be paid on U.S. RMBS exposures.

Net par outstanding in the following tables are based on values as of December 31, 2012. All performance information such as pool factor, subordination, cumulative losses and delinquency is based on December 31, 2012 information obtained from third parties and/or provided by the trustee and may be subject to restatement or correction.

Pool factor in the following tables is the percentage of the current collateral balance divided by the original collateral balance of the transactions at inception.

Subordination in the following tables represents the sum of subordinate tranches and overcollateralization, expressed as a percentage of total transaction size and does not include any benefit from excess spread collections that may be used to absorb losses. Many of the closed-end-second lien RMBS transactions insured by the Company have unique structures whereby the collateral may be written down for losses without a corresponding write-down of the obligations insured by the Company. Many of these transactions are currently undercollateralized, with the principal amount of collateral being less than the principal amount of the obligation insured by the Company. The Company is not required to pay principal shortfalls until legal maturity (rather than making timely principal payments), and takes the undercollateralization into account when estimating expected losses for these transactions.

Cumulative losses in the following tables are defined as net charge-offs on the underlying loan collateral divided by the original collateral balance.

60+ day delinquencies in the following tables are defined as loans that are greater than 60 days delinquent and all loans that are in foreclosure, bankruptcy or real estate owned divided by current collateral balance.

U.S. Prime First Lien in the tables below includes primarily prime first lien plus an insignificant amount of other miscellaneous RMBS transactions.

Distribution of U.S. RMBS by Internal Rating and Type of Exposure as of December 31, 2012

Ratings:	Prime First Lien	Closed End Second Lien	HELOC	Alt-A First Lien	Option ARM	Subprime First Lien	Total Net Par Outstanding
				(in millions)			
AAA	$ 5	$ 0	$ 69	$ 256	$ —	$ 2,359	$ 2,689
AA	116	116	144	469	323	1,316	2,483
A	2	0	246	9	99	833	1,190
BBB	45	—	20	280	31	485	861
BIG	474	404	2,718	3,575	1,096	2,337	10,605
Total exposures	$ 641	$ 521	$ 3,196	$ 4,589	$ 1,550	$ 7,330	$ 17,827

Distribution of U.S. RMBS by Year Insured and Type of Exposure as of December 31, 2012

Year insured:	Prime First Lien	Closed End Second Lien	HELOC	Alt-A First Lien	Option ARM	Subprime First Lien	Total Net Par Outstanding
				(in millions)			
2004 and prior	$ 33	$ 1	$ 239	$ 101	$ 36	$ 1,386	$ 1,796
2005	170	—	727	581	61	218	1,756
2006	106	195	936	381	239	2,992	4,848
2007	333	325	1,294	2,290	1,141	2,657	8,040
2008	—	—	—	1,236	73	78	1,387
Total exposures	$ 641	$ 521	$ 3,196	$ 4,589	$ 1,550	$ 7,330	$ 17,827

Distribution of U.S. RMBS by Internal Rating and Year Insured as of December 31, 2012

Year insured:	AAA Rated	AA Rated	A Rated	BBB Rated	BIG Rated	Total
			(dollars in millions)			
2004 and prior	$ 1,167	$ 78	$ 53	$ 184	$ 313	$ 1,796
2005	145	201	—	42	1,368	1,756
2006	1,270	994	814	187	1,582	4,848
2007	6	1,209	249	448	6,127	8,040
2008	101	—	73	—	1,213	1,387
Total exposures	$ 2,689	$ 2,483	$ 1,190	$ 861	$ 10,605	$ 17,827
% of total	15.1%	13.9%	6.7%	4.8%	59.5%	100.0%

Distribution of Financial Guaranty Direct U.S. RMBS Insured January 1, 2005 or Later by Exposure Type, Average Pool Factor, Subordination, Cumulative Losses and 60+ Day Delinquencies as of December 31, 2012

U.S. Prime First Lien

Year insured:	Net Par Outstanding	Pool Factor	Subordination	Cumulative Losses	60+ Day Delinquencies	Number of Transactions
			(dollars in millions)			
2005	$ 167	30.9%	4.3%	2.3%	11.6%	6
2006	106	51.8%	8.7%	0.4%	17.9%	1
2007	333	42.3%	5.2%	5.7%	18.7%	1
2008	—	—	—	—	—	—
	$ 605	40.8%	5.5%	3.8%	16.6%	8

U.S. Closed End Second Lien

Year insured:	Net Par Outstanding	Pool Factor	Subordination	Cumulative Losses	60+ Day Delinquencies	Number of Transactions
			(dollars in millions)			
2005	$ —	—	—	—	—	—
2006	186	12.7%	—	59.7%	6.4%	1
2007	325	15.4%	—	69.1%	7.9%	9
2008	—	—	—	—	—	—
	$ 510	14.4%	—	65.7%	7.3%	10

U.S. HELOC

Year insured:	Net Par Outstanding	Pool Factor	Subordination	Cumulative Losses	60+ Day Delinquencies	Number of Transactions
			(dollars in millions)			
2005	$ 682	14.8%	3.0%	16.7%	11.2%	6
2006	918	23.2%	3.4%	36.3%	7.7%	7
2007	1,294	37.7%	2.8%	31.9%	5.8%	9
2008	—	—	—	—	—	—
	$ 2,893	27.7%	3.0%	29.7%	7.7%	22

U.S. Alt-A First Lien

Year insured:	Net Par Outstanding	Pool Factor	Subordination	Cumulative Losses	60+ Day Delinquencies	Number of Transactions
			(dollars in millions)			
2005	$ 579	28.5%	8.4%	7.1%	19.5%	21
2006	381	34.5%	0.0%	20.0%	39.2%	7
2007	2,290	43.2%	1.6%	15.6%	31.3%	12
2008	1,236	40.8%	18.8%	15.2%	27.2%	5
	$ 4,486	39.9%	7.1%	14.8%	29.3%	45

U.S. Option ARMs

Year insured:	Net Par Outstanding	Pool Factor	Subordination	Cumulative Losses	60+ Day Delinquencies	Number of Transactions
			(dollars in millions)			
2005	$ 53	17.9%	9.6%	10.8%	21.2%	3
2006	233	38.2%	—	19.9%	43.5%	5
2007	1,141	42.4%	1.3%	20.6%	36.6%	11
2008	73	44.6%	48.1%	15.5%	33.1%	1
	$ 1,501	41.0%	3.7%	19.9%	37.0%	20

U.S. Subprime First Lien

Year insured:	Net Par Outstanding	Pool Factor	Subordination	Cumulative Losses	60+ Day Delinquencies	Number of Transactions
			(dollars in millions)			
2005	$ 208	36.7%	22.8%	7.6%	32.1%	4
2006	2,986	19.6%	52.1%	18.7%	35.3%	4
2007	2,657	45.1%	14.9%	24.1%	43.2%	13
2008	78	56.6%	19.4%	19.5%	33.3%	1
	$ 5,929	32.1%	33.9%	20.7%	38.7%	22

Liquidity and Capital Resources

Liquidity Requirements and Sources

AGL and its Holding Company Subsidiaries

The liquidity of AGL and its subsidiaries that are intermediate holding companies is largely dependent on dividends from it operating subsidiaries and their access to external financing. Liquidity requirements include the payment of operating expenses, interest on debt of AGUS and AGMH, and dividends on common shares. AGL and its holding company subsidiaries may also require liquidity to make periodic capital investments in their operating subsidiaries. In the ordinary course of business, the Company evaluates its liquidity needs and capital resources in light of holding company expenses and dividend policy, as well as rating agency considerations. The Company targets a balance of its most liquid assets including cash and short term securities, Treasuries, agency RMBS and pre-refunded municipal bonds equal to 1.5 times its projected operating company cash flow needs over the next four quarters. The Company also subjects its cash flow projections and its assets to a stress test, maintaining a liquid asset balance of one time its stressed operating company net cash flows. Management believes that AGL will have sufficient liquidity to satisfy its needs over the next twelve months, including the ability to pay dividends on AGL common shares. See "—Insurance Company Regulatory Restrictions" below for a discussion of the dividend restrictions of its insurance company subsidiaries.

The Company anticipates that for the next twelve months, amounts paid by AGL's operating subsidiaries as dividends will be a major source of its liquidity. It is possible that in the future, AGL or its subsidiaries may need to seek additional external debt or equity financing in order to meet their obligations. External sources of financing may or may not be available to the Company, and if available, the cost of such financing may not be acceptable to the Company. As of December 31, 2012, AGL had $40 million in cash and short term investments and $205 million in fixed maturity securities with weighted average duration of 1.1 years. AGUS and AGMH had a total of $15 million in cash and short term investments and $31 million in fixed maturity securities with weighted average duration of 3.0 years. See also "—Insurance Company Regulatory Restrictions" below.

AGL and Holding Company Subsidiaries
Significant Cash Flow Items

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Dividends and return of capital from subsidiaries	$ 286	$ 166	$ 124
Proceeds from issuance of common shares	173	—	—
Dividends paid to AGL shareholders	(69)	(33)	(33)
Repurchases of common shares	(24)	(23)	(10)
Interest paid	(77)	(85)	(85)
Acquisition of MAC, net of cash acquired	(91)	—	—
Loans from subsidiaries	173	—	—
Payment of long-term debt	(173)	—	—

In connection with the acquisition of MAC, in May 2012 AGUS entered into a loan agreement with AGRO, a subsidiary of AG Re, to borrow $90 million in order to fund the purchase price. In addition, AGUS obtained the following funds from its subsidiaries to repurchase $173 million of 8.50% Senior Notes: (1) $83 million loaned from Assured Guaranty (Bermuda) Ltd., a subsidiary of AGM, (2) $50 million in dividends from AGMH, which obtained the cash after AGM repaid a portion of its surplus note to AGMH, and (3) $40 million in dividends from AGC.

Insurance Company Subsidiaries

Liquidity of the insurance company subsidiaries is primarily used to pay for:

- operating expenses,
- claims on the insured portfolio,
- collateral postings in connection with credit derivatives and reinsurance transactions,
- reinsurance premiums,
- dividends to AGUS, AGMH and AGL, as applicable, for debt service and dividends,

- principal paydown on surplus notes issued, and
- capital investments in their own subsidiaries, where appropriate.

Management believes that its subsidiaries' liquidity needs for the next twelve months can be met from current cash, short-term investments and operating cash flow, including premium collections and coupon payments as well as scheduled maturities and paydowns from their respective investment portfolios. The Company intends to hold and has the ability to hold temporarily impaired debt securities until the date of anticipated recovery.

Beyond the next twelve months, the ability of the operating subsidiaries to declare and pay dividends may be influenced by a variety of factors, including market conditions, insurance regulations and rating agency capital requirements and general economic conditions.

Insurance policies issued provide, in general, that payments of principal, interest and other amounts insured may not be accelerated by the holder of the obligation. Amounts paid by the Company therefore are typically in accordance with the obligation's original payment schedule, unless the Company accelerates such payment schedule, at its sole option. CDS may provide for acceleration of amounts due upon the occurrence of certain credit events, subject to single-risk limits specified in the insurance laws of the State of New York (the "New York Insurance Law"). These constraints prohibit or limit acceleration of certain claims according to Article 69 of the New York Insurance Law and serve to reduce the Company's liquidity requirements.

Payments made in settlement of the Company's obligations arising from its insured portfolio may, and often do, vary significantly from year-to-year, depending primarily on the frequency and severity of payment defaults and whether the Company chooses to accelerate its payment obligations in order to mitigate future losses.

Claims Paid

	Year Ended December 31,		
	2012	2011	2010
Claims paid before R&W recoveries, net of reinsurance	$ 1,326	$ 1,142	$ 1,121
R&W recoveries	(459)	(1,059)	(189)
Claims paid, net of reinsurance(1)	$ 867	$ 83	$ 932

(1) Includes $38 million recovered and $200 million and $143 million paid for consolidated FG VIEs for the years ended December 31, 2012, 2011 and 2010, respectively.

The terms of the Company's CDS contracts generally are modified from standard CDS contract forms approved by ISDA in order to provide for payments on a scheduled basis and to replicate the terms of a traditional financial guaranty insurance policy. Some contracts the Company entered into as the credit protection seller, however, utilize standard ISDA settlement mechanics of cash settlement (i.e., a process to value the loss of market value of a reference obligation) or physical settlement (i.e., delivery of the reference obligation against payment of principal by the protection seller) in the event of a "credit event," as defined in the relevant contract. Cash settlement or physical settlement generally requires the payment of a larger amount, prior to the maturity of the reference obligation, than would settlement on a "pay-as-you-go" basis, under which the Company would be required to pay scheduled interest shortfalls during the term of the reference obligation and scheduled principal shortfall only at the final maturity of the reference obligation. The Company's CDS contracts also generally provide that if events of default or termination events specified in the CDS documentation were to occur, the non-defaulting or the non-affected party, which may be either the Company or the counterparty, depending upon the circumstances, may decide to terminate the CDS contract prior to maturity. The Company may be required to make a termination payment to its swap counterparty upon such termination. In addition, under certain of the Company's CDS, the Company may be obligated to collateralize its obligations under the CDS if it does not maintain financial strength ratings above the negotiated rating level specified in the CDS documentation.

Insurance Company Regulatory Restrictions

The insurance company subsidiaries' ability to pay dividends depends, among other things, upon their financial condition, results of operations, cash requirements, and compliance with rating agency requirements, and is also subject to restrictions contained in the insurance laws and related regulations of their states of domicile. Dividends paid by a U.S. company to a Bermuda holding company presently are subject to a 30% withholding tax.

Under Maryland's insurance law, AGC may pay dividends in any twelve-month period in an aggregate amount not exceeding the lesser of (a) 10% of policyholders' surplus or (b) net investment income at the preceding December 31 (including net investment income that has not already been paid out as dividends for the three calendar years prior to the preceding calendar year) with notice to, but without prior approval of, the Maryland Commissioner of Insurance. As of December 31, 2012, the amount available for distribution from AGC during 2012 with notice to, but without prior approval of, the Maryland Commissioner of Insurance is approximately $91 million.

Under the New York Insurance Law, AGM may pay dividends out of earned surplus, provided that, together with all dividends declared or distributed by AGM during the preceding 12 months, the dividends do not exceed the lesser of (a) 10% of policyholders' surplus as of its last statement filed with the Superintendent of Insurance of the State of New York (the "New York Superintendent") or (b) adjusted net investment income (net investment income at the preceding December 31 plus net investment income that has not already been paid out as dividends for the three calendar years prior to the preceding calendar year) during this period. Based on AGM's statutory statements to be filed for the year ended December 31, 2012, the maximum amount available for payment of dividends by AGM without regulatory approval over the 12 months following December 31, 2012, is approximately $178 million. In connection with Assured Guaranty's acquisition of AGMH, Assured Guaranty agreed with Dexia that, until July 1, 2012, AGM would not pay dividends in excess of 125% of AGMH's annual debt service and unless it was rated at least AA- by S&P and Aa3 by Moody's. While this covenant was in effect, it constituted a limitation on AGM's ability to pay dividends that was more restrictive than the statutory limitation.

As of December 31, 2012, AG Re had unencumbered assets of $261 million, representing assets not held in trust for the benefit of cedants and therefore available for other uses. Based on regulatory dividend limitations, the maximum amount available at AG Re to pay dividends or make a distribution of contributed surplus in 2013 in compliance with Bermuda law is approximately $634 million. However, any distribution that results in a reduction of 15% (approximately $195 million as of December 31, 2012) or more of AG Re's total statutory capital, as set out in its previous years' financial statements, would require the prior approval of the Bermuda Monetary Authority. Dividends are limited by requirements that the subject company must at all times (i) maintain the minimum solvency margin and the Company's applicable enhanced capital requirements required under the Insurance Act of 1978 and (ii) have relevant assets in an amount at least equal to 75% of relevant liabilities, both as defined under the Insurance Act of 1978. AG Re, as a Class 3B insurer, is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the Authority an affidavit stating that it will continue to meet the required margins.

Dividends Paid
By Insurance Company Subsidiaries

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Dividends paid by AGC to AGUS	$ 55	$ 30	$ 50
Dividends paid by AGM to AGMH	30	—	—
Dividends paid by AG Re to AGL	151	86	24

Consolidated Cash Flows

Consolidated Cash Flow Summary

	Year Ended December 31,		
	2012	2011	2010
Net cash flows provided by (used in) operating activities	$ (165)	$ 676	$ 129
Net cash flows provided by (used in) investing activities	943	561	653
Net cash flows provided by (used in) financing activities	(856)	(1,132)	(717)
Effect of exchange rate changes	1	2	(1)
Cash at beginning of period	215	108	44
Total cash at the end of the period	$ 138	$ 215	$ 108

Operating cash flows include cash flows from FG VIEs. Claims paid on consolidated FG VIEs are presented in the consolidated cash flow statements as a component of paydowns on FG VIE liabilities in financing activities as opposed to operating activities. Excluding consolidated FG VIEs, cash outflows from operating activities for 2012 were mainly due to claim payments net of R&W recoveries from settlement agreements, offset in part by cash received on two commutations of $190 million. Losses paid in 2012 include claims related to Greek sovereign exposures. Cash inflows from operating activities in 2011 were due mainly to cash proceeds received from the Bank of America Agreement. Operating cash inflows in 2010 was due primarily to premium on financial guaranty and credit derivatives, offset in part by outflows for net paid losses, interest, other expenses and taxes.

Investing activities were primarily net sales (purchases) of fixed maturity and short-term investment securities. Investing cash flows in 2012, 2011 and 2010 include inflows of $545 million, $760 million and $424 million for FG VIEs, respectively. In addition, in 2012, the Company paid $91 million to acquire MAC and received $56 million from a payment of a note receivable.

Financing activities consisted primarily of paydowns of FG VIE liabilities. Financing cash flows in 2012, 2011 and 2010 include outflows of $724 million, $1,053 million and $651 million for FG VIEs, respectively.

On January 18, 2013, the Company's Board of Directors authorized a $200 million share repurchase program. This latest repurchase program replaces the November 14, 2011 authorization to repurchase up to 5.0 million common shares. In 2012, the Company paid $24 million to repurchase 2.1 million common shares. In 2011, the Company paid $23 million to repurchase 2 million common shares, and in 2010, the Company paid $10 million to repurchase 0.7 million common shares.

Commitments and Contingencies

Leases

AGL and its subsidiaries are party to various lease agreements. The principal executive offices of AGL and AG Re consist of approximately 8,250 square feet of office space located in Hamilton, Bermuda. The lease for this space expires in April 2015.

The Company's primary lease for the principal place of business of AGM, AGC and its other U.S. based subsidiaries in New York City expires in April 2026. In addition, the Company and its subsidiaries lease additional office space under non-cancelable operating leases, which expire at various dates through 2016. Prior to the AGMH Acquisition, the Company had entered into a five year lease agreement in New York City, however, as a result of the AGMH Acquisition, the Company decided not to occupy this office space and subleased it to two tenants for total minimum annual payments of approximately $4 million until October 2013. See "--Contractual Obligations" for lease payments due by period. Rent expense was $10.0 million in 2012, $10.7 million in 2011 and $11.4 million in 2010.

Long-Term Debt Obligations

The principal of and interest paid on long-term debt issued by AGUS and AGMH were as follows:

Principal Outstanding and Interest Paid on Long-Term Debt

	Principal Amount As of December 31,		Interest Paid Year Ended December 31,		
	2012	2011	2012	2011	2010
			(in millions)		
AGUS:					
7.0% Senior Notes	$ 200	$ 200	$ 14	$ 14	$ 14
8.50% Senior Notes(1)	—	173	7	15	15
Series A Enhanced Junior Subordinated Debentures	150	150	10	10	10
Total AGUS	350	523	31	39	39
AGMH(1):					
67/8% QUIBS	100	100	7	7	7
6.25% Notes	230	230	14	14	14
5.60% Notes	100	100	6	6	6
Junior Subordinated Debentures	300	300	19	19	19
Total AGMH	730	730	46	46	46
AGM(2):					
Notes Payable	61	97	8	7	7
Total AGM	61	97	8	7	7
Total	$ 1,141	$ 1,350	$ 85	$ 92	$ 92

(1) On June 1, 2012, AGUS retired all of the 8.5% Senior Notes. See Note 2, Business Changes, Risks, Uncertainties and Accounting Developments, of the Financial Statements and Supplementary Data.

(2) Principal amounts vary from carrying amounts due primarily to acquisition method fair value adjustments at the Acquisition Date, which are accreted or amortized into interest expense over the remaining terms of these obligations.

AGL fully and unconditionally guarantees the following obligations:

- 7.0% Senior Notes issued by AGUS
- 6 7/8% Quarterly Income Bonds Securities ("QUIBS") issued by AGMH
- 6.25% Notes issued by AGMH
- 5.60% Notes issued by AGMH

In addition, AGL guarantees, on a junior subordinated basis, AGUS's Series A, Enhanced Junior Subordinated Debentures and the $300 million of AGMH's outstanding Junior Subordinated Debentures.

Debt Issued by AGUS

7.0% Senior Notes. On May 18, 2004, AGUS issued $200 million of 7.0% senior notes due 2034 ("7.0% Senior Notes") for net proceeds of $197 million. Although the coupon on the Senior Notes is 7.0%, the effective rate is approximately 6.4%, taking into account the effect of a cash flow hedge.

8.5% Senior Notes. On June 24, 2009, AGL issued 3,450,000 equity units for net proceeds of approximately $167 million in a registered public offering. The net proceeds of the offering were used to pay a portion of the consideration for the AGMH Acquisition. Each equity unit consisted of (i) a 5% undivided beneficial ownership interest in $1,000 principal amount of 8.5% senior notes due 2014 issued by AGUS and (ii) a forward purchase contract obligating the holders to purchase $50 of AGL common shares in June 2012. On June 1, 2012, the Company completed the remarketing of the $173 million aggregate principal amount of 8.5% Senior Notes; AGUS purchased all of the Senior Notes in the remarketing at a price of 100% of the principal amount thereof, and retired all of such notes on June 1, 2012. The proceeds from the remarketing were used to satisfy the obligations of the holders of the Equity Units to purchase AGL common shares pursuant to the forward purchase contract. Accordingly, on June 1, 2012, AGL issued 3.8924 common shares to holders of each Equity Unit, which represented a settlement rate of 3.8685 common shares plus certain anti-dilution adjustments, or an aggregate of 13,428,770 common shares at approximately $12.85 per share. The Equity Units ceased to exist when the forward purchase contracts were settled on June 1, 2012.

Series A Enhanced Junior Subordinated Debentures. On December 20, 2006, AGUS issued $150 million of the Debentures due 2066. The Debentures pay a fixed 6.40% rate of interest until December 15, 2016, and thereafter pay a floating rate of interest, reset quarterly, at a rate equal to three month LIBOR plus a margin equal to 2.38%. AGUS may select at 1.0 or more times to defer payment of interest for 1.0 or more consecutive periods for up to ten years. Any unpaid interest bears interest at the then applicable rate. AGUS may not defer interest past the maturity date.

Debt Issued by AGMH

6 7/8% QUIBS. On December 19, 2001, AGMH issued $100 million face amount of 6 7/8% QUIBS due December 15, 2101, which are callable without premium or penalty.

6.25% Notes. On November 26, 2002, AGMH issued $230 million face amount of 6.25% Notes due November 1, 2102, which are callable without premium or penalty in whole or in part.

5.60% Notes. On July 31, 2003, AGMH issued $100 million face amount of 5.60% Notes due July 15, 2103, which are callable without premium or penalty in whole or in part.

Junior Subordinated Debentures. On November 22, 2006, AGMH issued $300 million face amount of Junior Subordinated Debentures with a scheduled maturity date of December 15, 2036 and a final repayment date of December 15, 2066. The final repayment date of December 15, 2066 may be automatically extended up to four times in five-year increments provided certain conditions are met. The debentures are redeemable, in whole or in part, at any time prior to December 15, 2036 at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, the make-whole redemption price. Interest on the debentures will accrue from November 22, 2006 to December 15, 2036 at the annual rate of 6.40%. If any amount of the debentures remains outstanding after December 15, 2036, then the principal amount of the outstanding debentures will bear interest at a floating interest rate equal to one-month London Interbank Offered Rate ("LIBOR") plus 2.215% until repaid. AGMH may elect at one or more times to defer payment of interest on the debentures for one or more consecutive interest periods that do not exceed ten years. In connection with the completion of this offering, AGMH entered into a replacement capital covenant for the benefit of persons that buy, hold or sell a specified series of AGMH long-term indebtedness ranking senior to the debentures. Under the covenant, the debentures will not be repaid, redeemed, repurchased or defeased by AGMH or any of its subsidiaries on or before the date that is twenty years prior to the final repayment date, except to the extent that AGMH has received proceeds from the sale of replacement capital securities. The proceeds from this offering were used to pay a dividend to the shareholders of AGMH.

Debt Issued by AGM

Notes Payable represent debt, issued by special purpose entities consolidated by AGM, to the former AGMH subsidiaries that conducted AGMH's Financial Products Business (the "Financial Products Companies") transferred to Dexia Holdings prior to the AGMH Acquisition. The funds borrowed were used to finance the purchase of the underlying obligations of AGM-insured obligations which had breached triggers allowing AGM to exercise its right to accelerate payment of a claim in order to mitigate loss. The assets purchased are classified as assets acquired in refinancing transactions and recorded in "other invested assets." The term of the notes payable matches the terms of the assets.

Recourse Credit Facilities

2009 Strip Coverage Facility

In connection with the AGMH Acquisition, AGM agreed to retain the risks relating to the debt and strip policy portions of the leveraged lease business. The liquidity risk to AGM related to the strip policy portion of the leveraged lease business is mitigated by the strip coverage facility described below.

In a leveraged lease transaction, a tax-exempt entity (such as a transit agency) transfers tax benefits to a tax-paying entity by transferring ownership of a depreciable asset, such as subway cars. The tax-exempt entity then leases the asset back from its new owner.

If the lease is terminated early, the tax-exempt entity must make an early termination payment to the lessor. A portion of this early termination payment is funded from monies that were pre-funded and invested at the closing of the leveraged lease transaction (along with earnings on those invested funds). The tax-exempt entity is obligated to pay the remaining, unfunded portion of this early termination payment (known as the "strip coverage") from its own sources. AGM issued financial guaranty insurance policies (known as "strip policies") that guaranteed the payment of these unfunded strip coverage amounts to the lessor, in the event that a tax-exempt entity defaulted on its obligation to pay this portion of its early termination payment. AGM can then seek reimbursement of its strip policy payments from the tax-exempt entity, and can also sell the transferred depreciable asset and reimburse itself from the sale proceeds.

One event that may lead to an early termination of a lease is the downgrade of AGM, as the strip coverage provider, or the downgrade of the equity payment undertaker within the transaction, in each case, generally to a financial strength rating below double-A. Upon such downgrade, the tax-exempt entity is generally obligated to find a replacement credit enhancer within a specified period of time; failure to find a replacement could result in a lease default, and failure to cure the default within a specified period of time could lead to an early termination of the lease and a demand by the lessor for a termination payment from the tax-exempt entity. However, even in the event of an early termination of the lease, there would not necessarily be an automatic draw on AGM's policy, as this would only occur to the extent the tax-exempt entity does not make the required termination payment.

As a result of the January 2013 Moody's downgrade of AGM, all the leveraged lease transactions in which AGM acts as strip coverage provider are currently breaching a ratings trigger related to AGM. If early termination of the leases were to occur and the tax-exempt entities do not make the required early termination payments, then AGM would be exposed to possible liquidity claims on gross exposure of approximately $1.7 billion as of December 31, 2012. To date, none of the leveraged lease transactions that involve AGM has experienced an early termination due to a lease default and a claim on the AGM guaranty. It is difficult to determine the probability that the Company will have to pay strip provider claims or the likely aggregate amount of such claims. At December 31, 2012, approximately $947 million of cumulative strip par exposure had been terminated since 2008 on a consensual basis. The consensual terminations have resulted in no claims on AGM.

On July 1, 2009, AGM and Dexia Crédit Local S.A. ("DCL"), acting through its New York Branch ("Dexia Crédit Local (NY)"), entered into a credit facility (the "Strip Coverage Facility"). Under the Strip Coverage Facility, Dexia Crédit Local (NY) agreed to make loans to AGM to finance all draws made by lessors on AGM strip policies that were outstanding as of November 13, 2008, up to the commitment amount. The commitment amount of the Strip Coverage Facility was $1 billion at closing of the AGMH Acquisition but is scheduled to amortize over time. As of December 31, 2012, the maximum commitment amount of the Strip Coverage Facility has amortized to $960 million. It may also be reduced in 2014 to $750 million, if AGM does not have a specified consolidated net worth at that time.

Fundings under this facility are subject to certain conditions precedent, and their repayment is collateralized by a security interest that AGM granted to Dexia Crédit Local (NY) in amounts that AGM recovers – from the tax-exempt entity, or from asset sale proceeds – following its payment of strip policy claims. The Strip Coverage Facility will terminate upon the earliest to occur of an AGM change of control, the reduction of the commitment amount to $0, and January 31, 2042.

The Strip Coverage Facility's financial covenants require that AGM and its subsidiaries maintain a maximum debt-to-capital ratio of 30% and maintain a minimum net worth of 75% of consolidated net worth as of July 1, 2009, plus, starting July 1, 2014, (i) 25% of the aggregate consolidated net income (or loss) for the period beginning July 1, 2009 and ending on June 30, 2014 or, (2) zero, if the commitment amount has been reduced to $750 million as described above. The Company is in compliance with all financial covenants as of December 31, 2012.

The Strip Coverage Facility contains restrictions on AGM, including, among other things, in respect of its ability to incur debt, permit liens, pay dividends or make distributions, dissolve or become party to a merger or consolidation. Most of these restrictions are subject to exceptions. The Strip Coverage Facility has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, bankruptcy or insolvency proceedings and cross-default to other debt agreements.

As of December 31, 2012, no amounts were outstanding under this facility, nor have there been any borrowings during the life of this facility.

Limited-Recourse Credit Facilities

AG Re Credit Facility

On July 31, 2007, AG Re entered into a limited recourse credit facility ("AG Re Credit Facility") with a syndicate of banks which provides up to $200 million for the payment of losses in respect of the covered portfolio. The AG Re Credit Facility expires in June 2014. The facility can be utilized after AG Re has incurred, during the term of the facility, cumulative municipal losses (net of any recoveries) in excess of the greater of $260 million or the average annual debt service of the covered portfolio multiplied by 4.5%. The obligation to repay loans under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations in the covered portfolio, including certain installment premiums and other collateral.

As of December 31, 2012, no amounts were outstanding under this facility nor have there been any borrowings during the life of this facility.

Letters of Credit

AGC entered into a letter of credit agreement in December 2011 with Bank of New York Mellon totaling approximately $2.9 million in connection with a 2008 lease for office space, which space was subsequently sublet. As of December 31, 2012, $2.9 million was outstanding under this letter of credit.

Committed Capital Securities

The AGC CCS Securities

On April 8, 2005, AGC entered into separate agreements (the "Put Agreements") with four custodial trusts (each, a "Custodial Trust") pursuant to which AGC may, at its option, cause each of the Custodial Trusts to purchase up to $50 million of perpetual preferred stock of AGC (the "AGC Preferred Stock").

Each of the Custodial Trusts is a special purpose Delaware statutory trust formed for the purpose of (a) issuing a series of flex AGC CCS Securities representing undivided beneficial interests in the assets of the Custodial Trust; (b) investing the proceeds from the issuance of the AGC CCS Securities or any redemption in full of AGC Preferred Stock in a portfolio of high-grade commercial paper and (in limited cases) U.S. Treasury Securities (the "Eligible Assets"), and (c) entering into the Put Agreement and related agreements. The Custodial Trusts are not consolidated in Assured Guaranty's financial statements.

Income distributions on the AGC CCS Securities were equal to an annualized rate of one-month LIBOR plus 110 basis points for all periods ending on or prior to April 8, 2008. For periods after that date, distributions on the AGC CCS Securities are determined pursuant to an auction process. On April 7, 2008 this auction process failed, thereby increasing the annualized rate on the AGC CCS Securities to one-month LIBOR plus 250 basis points. When a Custodial Trust holds Eligible Assets, the relevant distribution period is 28 days; when a Custodial Trust holds AGC Preferred Stock, however, the distribution period is 49 days.

Put Agreements. Pursuant to the Put Agreements, AGC pays a monthly put premium to each Custodial Trust except during any periods when the relevant Custodial Trust holds the AGC Preferred Stock that has been put to it or upon termination of the Put Agreement. This put premium equals the product of:

- the applicable distribution rate on the AGC CCS Securities for the relevant period less the excess of (a) the Custodial Trust's stated return on the Eligible Assets for the period (expressed as an annual rate) over (b) the expenses of the Custodial Trust for the period (expressed as an annual rate);

- the aggregate face amount of the AGC CCS Securities of the Custodial Trust outstanding on the date the put premium is calculated; and

- the number of days in the distribution period divided by 360.

Upon AGC's exercise of its put option, the relevant Custodial Trust will liquidate its portfolio of Eligible Assets and purchase the AGC Preferred Stock. The Custodial Trust will then hold the AGC Preferred Stock until the earlier of the redemption of the AGC Preferred Stock and the liquidation or dissolution of the Custodial Trust.

The Put Agreements have no scheduled termination date or maturity. However, each Put Agreement will terminate if (subject to certain grace periods) (1) AGC fails to pay the put premium as required, (2) AGC elects to have the AGC Preferred Stock bear a fixed rate dividend (a "Fixed Rate Distribution Event"), (3) AGC fails to pay dividends on the AGC Preferred Stock, or the Custodial Trust's fees and expenses for the related period, (4) AGC fails to pay the redemption price of the AGC Preferred Stock, (5) the face amount of a Custodial Trust's CCS Securities is less than $20 million, (6) AGC terminates the Put Agreement, or (7) a decree of judicial dissolution of the Custodial Trust is entered. If, as a result of AGC's failure to pay the put premium, the Custodial Trust is liquidated, AGC will be required to pay a termination payment, which will in turn be distributed tp the holders of the AGC CCS Securities. The termination payment will be at a rate equal to 1.10% per annum of the amount invested in Eligible Assets calculated from the date of the failure to pay the put premium through the end of the applicable period. As of December 31, 2012 the put option had not been exercised.

AGC Preferred Stock. The dividend rate on the AGC Preferred Stock is determined pursuant to the same auction process applicable to distributions on the AGC CCS Securities. However, if a Fixed Rate Distribution Event occurs, the distribution rate on the AGC Preferred Stock will be the fixed rate equivalent of one-month LIBOR plus 2.50%. For these purposes, a "Fixed Rate Distribution Event" will occur when AGC Preferred Stock is outstanding, if (subject to certain grace periods): (1) AGC elects to have the AGC Preferred Stock bear dividends at a fixed rate, (2) AGC does not pay dividends on the AGC Preferred Stock for the related distribution period or (3) AGC does pay the fees and expenses of the Custodial Trust for the related distribution period. During the period in which AGC Preferred Stock is held by a Custodial Trust and unless a Fixed Rate Distribution Event has occurred, dividends will be paid every 49 days. Following a Fixed Rate Distribution Event, dividends will be paid every 90 days.

Unless redeemed by AGC, the AGC Preferred Stock will be perpetual. Following exercise of the put option during any Flexed Rate Period, AGC may redeem the AGC Preferred Stock held by a Custodial Trust in whole and not in part on any distribution payment date by paying the Custodial Trust the liquidation preference amount of the AGC Preferred Stock plus any accrued but unpaid dividends for the then current distribution period. If AGC redeems the AGC Preferred Stock held by a Custodial Trust, the Custodial Trust will reinvest the redemption proceeds in Eligible Assets and AGC will pay the put premium to the Custodial Trust. If the AGC Preferred Stock was distributed to holders of AGC CCS Securities during any Flexed Rate Period then AGC may not redeem the AGC Preferred Stock until the end of the period.

Following exercise of the put option, AGC Preferred Stock held by a Custodial Trust in whole or in part on any distribution payment date by paying the Custodial Trust the liquidation preference amount of the AGC Preferred Stock to be redeemed plus any accrued but unpaid dividends for the then current distribution period. If AGC partially redeems the AGC Preferred Stock held by a Custodial Trust, the redemption proceeds will be distributed pro rata to the holders of the CCS Securities (with a corresponding reduction in the aggregate face amount of AGC CCS Securities). However, AGC must redeem all of the AGC Preferred Stock if, after giving effect to a partial redemption, the aggregate liquidation preference amount of the AGC Preferred Stock held by the Custodial Trust immediately following such redemption would be less than $20 million. If a Fixed Rate Distribution Event occurs, AGC may not redeem the AGC Preferred Stock for two years from the date of the Fixed Rate Distribution Event.

The AGM CPS Securities

In June 2003, $200 million of AGM CPS Securities, money market preferred trust securities, were issued by trusts created for the primary purpose of issuing the AGM CPS Securities, investing the proceeds in high-quality commercial paper and selling put options to AGM, allowing AGM to issue the trusts non-cumulative redeemable perpetual preferred stock (the "AGM Preferred Stock") of AGM in exchange for cash. There are four trusts, each with an initial aggregate face amount of $50 million. These trusts hold auctions every 28 days, at which time investors submit bid orders to purchase AGM CPS Securities. If AGM were to exercise a put option, the applicable trust would transfer the portion of the proceeds attributable to principal received upon maturity of its assets, net of expenses, to AGM in exchange for AGM Preferred Stock. AGM pays a floating put premium to the trusts, which represents the difference between the commercial paper yield and the winning auction rate (plus all fees and expenses of the trust). If an auction does not attract sufficient clearing bids, however, the auction rate is subject to a maximum rate of one-month LIBOR plus 200 basis points for the next succeeding distribution period. Beginning in August 2007, the AGM CPS Securities required the maximum rate for each of the relevant trusts. AGM continues to have the ability to exercise its put option and cause the related trusts to purchase AGM Preferred Stock. The trusts provide AGM access to new capital at its sole discretion through the exercise of the put options. As of December 31, 2012 the put option had not been exercised. The Company does not consider itself to be the primary beneficiary of the trusts.

Contractual Obligations

The following table summarizes the Company's contractual obligations.

	As of December 31, 2012				
	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
	(in millions)				
Long-term debt:					
7.0% Senior Notes	$ 14	$ 28	$ 28	$ 429	$ 499
Series A Enhanced Junior Subordinated Debentures	10	19	19	620	668
$6^7/_8$% QUIBS	7	14	14	677	712
6.25% Notes	14	29	29	1,450	1,522
5.60% Notes	6	11	11	579	607
Junior Subordinated Debentures	19	38	38	1,242	1,337
Notes Payable	29	26	23	4	82
Operating lease obligations(1)	14	16	16	66	112
Financial guaranty claim payments(2)	699	644	275	1,772	3,390
Other compensation plans(3)	16	1	1	—	18
Total	$ 828	$ 826	$ 454	$ 6,839	$ 8,947

(1) Operating lease obligations exclude escalations in building operating costs and real estate taxes.

(2) Financial guaranty claim payments represent estimated undiscounted expected cash outflows under direct and assumed financial guaranty contracts, whether accounted for as insurance or credit derivatives, including claim payments under contracts in consolidated FG VIEs. The amounts presented are not reduced for cessions under reinsurance contracts. Amounts include any benefit anticipated from excess spreads within the contracts but do not reflect any benefit for recoveries under breaches of R&W.

(3) Amount excludes approximately $36 million of liabilities under various supplemental retirement plans, which are fair valued and payable at the time of termination of employment by either employer or employee. Amount also excludes approximately $21 million of liabilities under AGL 2004 long term incentive plan, which are fair valued and payable at the time of termination of employment by either employer or employee with change of control. Given the nature of these awards, we are unable to determine the year in which they will be paid.

Investment Portfolio

The Company's principal objectives in managing its investment portfolio are to preserve the highest possible ratings for each operating company; to manage investment risk within the context of the underlying portfolio of insurance risk; to maintain sufficient liquidity to cover unexpected stress in the insurance portfolio; and to maximize after-tax net investment income.

Fixed Maturity Securities and Short-Term Investments

The Company's fixed maturity securities and short-term investments had a duration of 4.3 years as of December 31, 2012 and 4.7 years as of December 31, 2011. Generally, the Company's fixed maturity securities are designated as available-for-sale. Fixed maturity securities designated as available for sale are reported at their fair value, and the change in fair value is reported as part of AOCI except for the credit component of the unrealized loss for securities deemed to be OTTI. If management believes the decline in fair value is "other-than-temporary," the Company writes down the carrying value of the investment and records a realized loss in the consolidated statements of operations for an amount equal to the credit component of the unrealized loss.

Fair value of fixed maturity securities is based upon market prices provided by either independent pricing services or, when such prices are not available, by reference to broker or underwriter bid indications. The Company's fixed maturity and short term portfolio is primarily invested in publicly traded securities. For more information about the Investment Portfolio and a detailed description of the Company's valuation of investments see Note 11, Investments and Cash, of the Financial Statements and Supplementary Data.

Fixed Maturity Securities and Short Term Investments by Security Type

	As of December 31, 2012		As of December 31, 2011	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in millions)			
Fixed maturity securities:				
U.S. government and agencies	$ 732	$ 794	$ 850	$ 922
Obligations of state and political subdivisions	5,153	5,631	5,097	5,455
Corporate securities	930	1,010	989	1,039
Mortgage-backed securities(1):				
RMBS	1,281	1,266	1,454	1,428
CMBS	482	520	476	500
Asset-backed securities	482	531	439	458
Foreign government securities	286	304	333	340
Total fixed maturity securities	9,346	10,056	9,638	10,142
Short-term investments	817	817	734	734
Total fixed maturity and short-term investments	$ 10,163	$ 10,873	$ 10,372	$ 10,876

(1) Government-agency obligations were approximately 61% of mortgage backed securities as of December 31, 2012 and 66% as of December 31, 2011, based on fair value.

The following tables summarize, for all fixed maturity securities in an unrealized loss position as of December 31, 2012 and December 31, 2011, the aggregate fair value and gross unrealized loss by length of time the amounts have continuously been in an unrealized loss position.

Fixed Maturity Securities Gross Unrealized Loss by Length of Time As of December 31, 2012

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(dollars in millions)					
U.S. government and agencies	$ 62	$ 0	$ —	$ —	$ 62	$ 0
Obligations of state and political subdivisions	79	(11)	—	—	79	(11)
Corporate securities	25	0	—	—	25	0
Mortgage-backed securities:						
RMBS	108	(19)	121	(58)	229	(77)
CMBS	5	0	—	—	5	0
Asset-backed securities	16	0	35	(10)	51	(10)
Foreign government securities	8	0	—	—	8	0
Total	$ 303	$ (30)	$ 156	$ (68)	$ 459	$ (98)
Number of securities		58		16		74
Number of securities with OTTI		5		6		11

Fixed Maturity Securities
Gross Unrealized Loss by Length of Time
As of December 31, 2011

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(dollars in millions)					
U.S. government and agencies	$ 4	$ 0	$ —	$ —	$ 4	$ 0
Obligations of state and political subdivisions	17	0	21	(1)	38	(1)
Corporate securities	80	(2)	3	—	83	(2)
Mortgage-backed securities:						
RMBS	187	(68)	36	(22)	223	(90)
CMBS	3	0	—	—	3	0
Asset-backed securities	—	—	26	(19)	26	(19)
Foreign government securities	141	(6)	—	—	141	(6)
Total	$ 432	$ (76)	$ 86	$ (42)	$ 518	$ (118)
Number of securities		56		20		76
Number of securities with OTTI		6		4		10

Of the securities in an unrealized loss position for 12 months or more as of December 31, 2012, nine securities had an unrealized loss greater than 10% of book value. The total unrealized loss for these securities as of December 31, 2012 was $67 million. The Company has determined that the unrealized losses recorded as of December 31, 2012 are yield related and not the result of other-than-temporary impairments.

Changes in interest rates affect the value of the Company's fixed maturity portfolio. As interest rates fall, the fair value of fixed maturity securities increases and as interest rates rise, the fair value of fixed maturity securities decreases. The Company's portfolio of fixed maturity securities consists primarily of high-quality, liquid instruments. The Company continues to receive sufficient information to value its investments and has not had to modify its approach due to the current market conditions.

The amortized cost and estimated fair value of the Company's available-for-sale fixed maturity securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Distribution of Fixed Maturity Securities by Contractual Maturity
As of December 31, 2012

	Amortized Cost	Estimated Fair Value
	(in millions)	
Due within one year	$ 315	$ 318
Due after one year through five years	1,392	1,472
Due after five years through 10 years	2,284	2,525
Due after 10 years	3,592	3,955
Mortgage-backed securities:		
RMBS	1,281	1,266
CMBS	482	520
Total	$ 9,346	$ 10,056

The following table summarizes the ratings distributions of the Company's investment portfolio as of December 31, 2012 and December 31, 2011. Ratings reflect the lower of the Moody's and S&P classifications, except for bonds purchased for loss mitigation or risk management strategies, which use Assured Guaranty's internal ratings classifications.

Distribution of Fixed Maturity Securities by Rating

Rating	As of December 31, 2012	As of December 31, 2011
AAA	18.5%	19.0%
AA	61.3	62.6
A	14.3	14.5
BBB	0.4	—
BIG(1)	5.5	1.6
Not rated(1)	0.0	2.3
Total	100.0%	100.0%

(1) Includes securities purchased or obtained as part of loss mitigation or other risk management strategies of $1,160 million in par with carrying value of $556 million or 5.5% of fixed maturity securities as of December 31, 2012 and of $924 million in par with carrying value of $378 million or 3.7% of fixed maturity securities as of December 31, 2011.

Under the terms of certain credit derivative contracts, the Company has obtained the obligations referenced in the transactions and recorded such assets in fixed maturity securities in the consolidated balance sheets. Such amounts totaled $200 million, representing $265 million in par.

The following table presents the fair value of securities with third-party guaranties.

Summary of Investments with Third-Party Guarantors (1) at Fair Value

Guarantor	As of December 31, 2012 (in millions)
National Public Finance Guarantee Corporation	$ 667
Ambac (general account)	517
CIFG	22
Berkshire Hathaway Assurance Corporation	6
Syncora Guarantee Inc.	3
Total	$ 1,215

(1) 99% of these securities had investment grade ratings based on the lower of Moody's and S&P.

Short-term investments include securities with maturity dates equal to or less than one year at the time of purchase. The Company's short-term investments consist of money market funds, discount notes and certain time deposits for foreign cash portfolios. Short-term investments are reported at fair value.

In connection with its Assumed Business, under agreements with its ceding companies and in accordance with statutory requirements, the Company maintains fixed maturity securities in trust accounts for the benefit of the ceding companies, which amounted to $368 million and $380 million as of December 31, 2012 and December 31, 2011, respectively. In addition, to fulfill state licensing requirements the Company has placed on deposit eligible securities of $27 million and $24 million as of December 31, 2012 and December 31, 2011, respectively, for the protection of the policyholders. To provide collateral for a letter of credit, the Company holds a fixed maturity investment in a segregated account equal to 120% of the letter of credit, which amounted to $3.5 million as of December 31, 2012 and December 31, 2011, respectively. In connection with an excess of loss reinsurance facility, $22 million in premiums were released from the trust to the reinsurers in the first quarter of 2013. See Note 14, Reinsurance and Other Monoline Exposures, of the Financial Statements and Supplementary Data.

Under certain derivative contracts, the Company is required to post eligible securities as collateral. The need to post collateral under these transactions is generally based on mark-to-market valuations in excess of contractual thresholds. The fair market value of the Company's pledged securities totaled $660 million and $780 million as of December 31, 2012 and December 31, 2011, respectively. See Note 9, Financial Guaranty Contracts Accounted for as Credit Derivative, of the Financial Statements and Supplementary Data, for the effect of the downgrade on collateral posted.

Other Invested Assets

Assets Acquired in Refinancing Transactions

The Company has rights under certain of its financial guaranty insurance policies and indentures that allow it to accelerate the insured notes and pay claims under its insurance policies upon the occurrence of predefined events of default. To mitigate financial guaranty insurance losses, the Company elected to purchase certain outstanding insured obligation or its underlying collateral, primarily franchise loans. Generally, refinancing vehicles reimburse AGM in whole for its claims payments in exchange for assignments of certain of AGM's rights against the trusts. The refinancing vehicles obtained their funds from the proceeds of AGM-insured GICs, issued in the ordinary course of business by the Financial Products Companies (See "—Liquidity Arrangements with respect to AGMH's former Financial Products Business—The GIC Business" below). The refinancing vehicles are consolidated with the Company.

Investment in Portfolio Funding Company LLC I

In the third quarter of 2010, as part of loss mitigation efforts under a CDS contract insured by the Company, the Company acquired a 50% interest in Portfolio Funding Company LLC I ("PFC"). PFC owns the distribution rights of a motion picture film library. The Company accounts for its interest in PFC as an equity investment. The Company's equity earnings in PFC are included in net change in fair value of credit derivatives, as any proceeds from the investment are used to offset the Company's payments under its CDS contract. During the year ended December 31, 2012, the Company received $56 million from payments of notes receivable from PFC.

Liquidity Arrangements with respect to AGMH's former Financial Products Business

AGMH's former financial products segment had been in the business of borrowing funds through the issuance of GICs and medium term notes and reinvesting the proceeds in investments that met AGMH's investment criteria. The financial products business also included the equity payment undertaking agreement portion of the leveraged lease business, as described further below in "—Strip Coverage Facility for the Leveraged Lease Business."

The GIC Business

Until November 2008, AGMH issued, through its financial products business, AGM-insured GICs to municipalities and other market participants. The GICs were issued through AGMH's non-insurance subsidiaries (the "GIC Issuers") FSA Capital Management Services LLC, FSA Capital Markets Services LLC and FSA Capital Markets Services (Caymans) Ltd. In return for an initial payment, each GIC entitles its holder to receive the return of the holder's invested principal plus interest at a specified rate, and to withdraw principal from the GIC as permitted by its terms. AGM insures the GIC Issuer's payment obligations on all GICs issued by the applicable GIC Issuer.

The proceeds of GICs issued by the GIC Issuers were loaned to AGMH's former subsidiary FSA Asset Management LLC ("FSAM") pursuant to certain intercompany financing agreements between the GIC Issuers and FSAM (the "Intercompany Financings"). FSAM in turn invested these funds in fixed-income obligations (primarily residential mortgage-backed securities, but also short-term investments, securities issued or guaranteed by U.S. government sponsored agencies, taxable municipal bonds, securities issued by utilities, infrastructure-related securities, collateralized debt obligations, other asset-backed securities and foreign currency denominated securities) (the "FSAM assets"). The terms governing FSAM's repayment of GIC proceeds to the GIC Issuers under the Intercompany Financings were intended to match the payment terms under the related GIC. FSAM historically depended in large part on operating cash flow from interest and principal payments on the FSAM assets to provide sufficient liquidity to pay the GICs on a timely basis. FSAM also sought to manage the financial products business liquidity risk through the maintenance of liquid collateral and liquidity agreements. During the course of 2008, AGMH's former financial products business developed significant liquidity shortfalls as a result of a number of factors, including (i) greater-than-anticipated GIC withdrawals and terminations due, for the most part, to redemptions caused by events of default under collateralized debt obligations backed by asset-backed securities and under-collateralized loan obligations; (ii) slower-than-anticipated amortization of residential mortgage-backed securities, which comprised most of the portfolio of FSAM assets; (iii) redemption/collateralization requirements triggered by the downgrade of AGM's financial strength ratings; and (iv) a significant decline in market value of certain of the FSAM assets due to a general market dislocation, leading to many of the FSAM assets becoming illiquid.

Prior to the completion of the AGMH Acquisition, AGMH sold its ownership interest in the GIC Issuers and FSAM to Dexia Holdings. Even though AGMH no longer owns the GIC Issuers or FSAM, AGM's guarantees of the GICs remain in place, and must remain in place until each GIC is terminated.

In connection with the AGMH Acquisition and as further described below, Dexia SA, Dexia Holdings' ultimate parent, and certain of its affiliates have entered into a number of agreements pursuant to which they have guaranteed certain amounts, agreed to lend certain amounts or post liquid collateral, and agreed to provide hedges against interest rate risk to or in respect of AGMH's former financial products business, including the GIC business. The purpose of these agreements is to mitigate the credit, interest rate and liquidity risks described above that are primarily associated with the GIC business and the related AGM guarantees. These agreements include a guaranty jointly and severally issued by Dexia SA and DCL to AGM that guarantees the payment obligations of AGM under its policies related to the GIC business, and an indemnification agreement between AGM, Dexia SA and DCL that protects AGM from other losses arising out of or as a result of the GIC business, as well as the liquidity facilities and the swap agreements described below.

On June 30, 2009, to support the payment obligations of FSAM and the GIC Issuers, each of Dexia SA and DCL entered into two separate ISDA Master Agreements, each with its associated schedule, confirmation and credit support annex (the "Guaranteed Put Contract" and the "Non-Guaranteed Put Contract" respectively, and collectively, the "Dexia Put Contracts"), the economic effect of which is that Dexia SA and DCL jointly and severally guarantee the scheduled payments of interest and principal in relation to each FSAM asset, as well as any failure of Dexia to provide liquidity or liquid collateral under the committed liquidity lending facilities provided by Dexia affiliates. The Dexia Put Contracts referenced separate portfolios of FSAM assets to which assets owned by FSAM as of September 30, 2008 were allocated, with the less-liquid assets and the assets with the lowest mark-to-market values generally being allocated to the Guaranteed Put Contract.

In May 2011, Dexia announced the acceleration of its asset divestment program as part of the financial restructuring of its group. Since such announcement, Dexia has exercised its par call option under the Guaranteed Put Contract, over time, with respect to all of the FSAM assets covered thereby and transferred to FSAM an amount of cash equal to the par value of such assets. As a result, the credit, interest rate and liquidity protection provided by the Guaranteed Put Contract effectively terminated when the last FSAM asset covered thereby was sold.

Separately, pursuant to the Non-Guaranteed Put Contract, FSAM may put an amount of FSAM assets to Dexia SA and DCL:

- in exchange for funds in an amount generally equal to the lesser of:
  - (a) the outstanding principal balance of the GICs and
  - (b) the shortfall related to (i) the failure of a Dexia party to provide liquidity or collateral as required under the committed liquidity lending facilities provided by Dexia affiliates, as described below (a "Liquidity Default Trigger"), or (ii) the failure by either Dexia SA or DCL to transfer the required amount of eligible collateral under the credit support annex of the Non-Guaranteed Put Contract (a "Collateral Default Trigger");
- in exchange for funds in an amount equal to the outstanding principal amount of an FSAM asset with respect to which any of the following events have occurred (an "Asset Default Trigger"):
  - (a) the issuer of such FSAM asset fails to pay the full amount of the expected interest when due or to pay the full amount of the expected principal when due (following expiration of any grace period) or within five business days following the scheduled due date,
  - (b) a writedown or applied loss results in a reduction of the outstanding principal amount, or
  - (c) the attribution of a principal deficiency or realized loss results in a reduction or subordination of the current interest payable on such FSAM asset;

provided, that Dexia SA and DCL have the right to elect to pay only the difference between the amount of the expected principal or interest payment and the amount of the actual principal or interest payment, in each case, as such amounts come due, rather than paying an amount equal to the outstanding principal amount of applicable FSAM asset; and/or

- in exchange for funds in an amount equal to the lesser of:

  (a) the aggregate outstanding principal amount of all FSAM assets and

  (b) the aggregate outstanding principal balance of all of the GICs, upon the occurrence of an insolvency event with respect to Dexia SA as set forth in the Non-Guaranteed Put Contract (a "Bankruptcy Trigger").

To secure the Non-Guaranteed Put Contract, Dexia SA and DCL will, pursuant to the credit support annex thereto, post eligible highly liquid collateral having an aggregate value (subject to agreed reductions) equal to at least the excess of (i) the aggregate principal amount of all outstanding GICs over (ii) the aggregate mark-to-market value of FSAM's assets. The agreed-to reductions applicable to the value of FSAM assets range from 98% to 82% percent for obligations backed by the full faith and credit of the United States, sovereign obligations of the United Kingdom, Germany, the Netherlands, France or Belgium, obligations guaranteed by the Federal Deposit Insurance Corporation (FDIC) and for mortgage securities issued or guaranteed by U.S. sponsored agencies, and range from 75% to 0% for the other FSAM assets.

As of December 31, 2012, the aggregate accreted GIC balance was approximately $3.6 billion. As of the same date, with respect to the FSAM assets covered by the Non-Guaranteed Put Contract, the aggregate accreted principal balance was approximately $5.4 billion, the aggregate market value was approximately $5.3 billion and the aggregate market value after agreed reductions was approximately $4.1 billion. Cash and net derivative value constituted another $0.2 billion of assets. Accordingly, as of December 31, 2012, the aggregate fair value (after agreed reductions) of the assets supporting the GIC business exceeded the aggregate principal amount of all outstanding GICs and certain other business and hedging costs of the GIC business. Therefore, no posting of collateral was required under the credit support annex applicable to the Non-Guaranteed Put Contract. Under the terms of that credit support annex, the collateral posting is recalculated on a weekly basis according to the formula set forth in the credit support annex, and a collateral posting is required whenever the collateralization levels tested by the formula are not satisfied, subject to a threshold of $5 million.

To provide additional support to the GIC Issuers' ability to pay their GIC obligations when due, Dexia affiliates have agreed to assume the risk of loss and support the payment obligations of the GIC Subsidiaries in respect of the GICs and the GIC business by providing liquidity commitments to lend against the FSAM assets. The term of the commitments will generally extend until the GICs have been paid in full. The liquidity commitments comprise:

- an amended and restated revolving credit agreement (the "Liquidity Facility") pursuant to which DCL and Belfius (formerly Dexia Bank Belgium SA prior to its sale by Dexia to the Belgian state in October 2011) commit to provide funds to FSAM in an amount up to $8.0 billion, which was further amended on June 15, 2012 reducing the aggregate facility size down from $8.0 billion to $4.7 billion and further reduced to $4.4 billion as of December 31, 2012 as a result of GIC amortization (approximately $1.6 billion of which was outstanding as of December 31, 2012), and

- a master repurchase agreement (the "Repurchase Facility Agreement" and, together with the Liquidity Facility, the "Guaranteed Liquidity Facilities") pursuant to which DCL will provide up to $3.5 billion of funds in exchange for the transfer by FSAM to DCL of FSAM securities that are not eligible to satisfy collateralization obligations of the GIC Issuers under the GICs. As of December 31, 2012, no amounts were outstanding under the Repurchase Facility Agreement.

The failure of the Dexia affiliates to perform on the Guaranteed Liquidity Facilities will trigger Dexia SA's and DCL's obligations to purchase FSAM assets under the Non-Guaranteed Put Contract, as described above.

Despite the execution of the Non-Guaranteed Put Contract and the Guaranteed Liquidity Facilities, and the significant portion of FSAM assets comprised of highly liquid securities backed by the full faith and credit of the United States (as of December 31, 2012, approximately 34.2% of the FSAM Assets (measured by aggregate principal balance) was in cash or were obligations backed by the full faith and credit of the United States), AGM remains subject to the risk that Dexia may not make payments or securities available (i) on a timely basis, which is referred to as "liquidity risk," or (ii) at all, which is referred to as "credit risk," because of the risk of default. Even if Dexia has sufficient assets to pay all amounts when due, concerns regarding Dexia's financial condition or willingness to comply with their obligations could cause one or more rating agencies to view negatively the ability or willingness of Dexia and its affiliates to perform under their various agreements and could negatively affect AGM's ratings.

If Dexia or its affiliates do not fulfill the contractual obligations, the Financial Products Companies may not have the financial ability to pay upon the withdrawal of GIC funds or post collateral or make other payments in respect of the GICs, thereby resulting in claims upon the AGM financial guaranty insurance policies. If AGM is required to pay a claim due to a failure of the GIC Subsidiaries to pay amounts in respect of the GICs, AGM is subject to the risk that the GICs will not be paid from funds received from Dexia before it is required to make payment under its financial guaranty policies or that it will not receive the guaranty payment at all.

One situation in which AGM may be required to pay claims in respect of AGMH's former financial products business if Dexia SA and its affiliates do not comply with their obligations is following a downgrade of the financial strength rating of AGM. Most of the GICs insured by AGM allow for the withdrawal of GIC funds in the event of a downgrade of AGM, unless the relevant GIC issuer posts collateral or otherwise enhances its credit. Most GICs insured by AGM allow for the termination of the GIC contract and a withdrawal of GIC funds at the option of the GIC holder in the event of a downgrade of AGM below a specified threshold, generally below A- by S&P or A3 by Moody's, with no right of the GIC issuer to avoid such withdrawal by posting collateral or otherwise enhancing its credit. Each GIC contract stipulates the thresholds below which the GIC issuer must post eligible collateral, along with the types of securities eligible for posting and the collateralization percentage applicable to each security type. These collateralization percentages range from 100% of the GIC balance for cash posted as collateral to, typically, 108% for asset-backed securities. The January 2013 Moody's downgrade of AGM could result in withdrawal of $226.5 million of GIC funds and the need to post collateral on GICs with a balance of $1.9 billion. A further downgrade of AGM to below AA- by S&P could result in an incremental withdrawal or require collateral posting on GICs with a balance of $882.7 million. In the event of such a downgrade, assuming collateral posting on all transactions potentially impacted as a result of any additional rating action, with an average margin of 105%, the market value as of December 31, 2012 that the GIC issuers would be required to post in order to avoid withdrawal of any GIC funds would be $2.9 billion. There are sufficient eligible and liquid assets within the GIC business to satisfy the withdrawal and collateral posting obligations that arose as a result of the January 2013 AGM downgrade and would be expected to arise as a result of potential future rating action.

The Medium Term Notes Business

In connection with the AGMH Acquisition, DCL agreed to fund, on behalf of AGM and Assured Guaranty (Bermuda) Ltd., 100% of all policy claims made under financial guaranty insurance policies issued by AGM and Assured Guaranty (Bermuda) in relation to the medium term notes issuance program of FSA Global Funding Limited. Such agreement is set out in a Separation Agreement, dated as of July 1, 2009, between DCL, AGM, Assured Guaranty (Bermuda), FSA Global Funding and Premier International Funding Co., and in a funding guaranty and a reimbursement guaranty that DCL issued for the benefit of AGM and Assured Guaranty (Bermuda). Under the funding guaranty, DCL guarantees to pay to or on behalf of AGM or Assured Guaranty (Bermuda) amounts equal to the payments required to be made under policies issued by AGM or Assured Guaranty (Bermuda) relating to the medium term notes business. Under the reimbursement guaranty, DCL guarantees to pay reimbursement amounts to AGM or Assured Guaranty (Bermuda) for payments they make following a claim for payment under an obligation insured by a policy they have issued. Notwithstanding DCL's obligation to fund 100% of all policy claims under those policies, AGM and Assured Guaranty (Bermuda) have a separate obligation to remit to DCL a certain percentage (ranging from 0% to 25%) of those policy claims. AGM, the Company and related parties are also protected against losses arising out of or as a result of the medium term note business through an indemnification agreement with DCL.

Strip Coverage Facility for the Leveraged Lease Business

Under the Strip Coverage Facility entered into in connection with the AGMH Acquisition, Dexia Credit Local (NY) agreed to make loans to AGM to finance all draws made by lessors on certain AGM strip policies, as described further under "Commitments and Contingencies—Recourse Credit Facilities—2009 Strip Coverage Facility" under this Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations. AGM may request advances under the Strip Coverage Facility without any explicit limit on the number of loan requests, provided that the aggregate principal amount of loans outstanding as of any date may not initially exceed the commitment amount. The commitment amount:

(a) may be reduced at the option of AGM without a premium or penalty; and

(b) will be reduced in the amounts and on the dates described in the Strip Coverage Facility either in connection with the scheduled amortization of the commitment amount or to $750 million if AGM's consolidated net worth as of June 30, 2014 is less than a specified consolidated net worth.

As of December 31, 2012, the maximum commitment amount of the Strip Coverage Facility has amortized to $960 million. As of December 31, 2012, no advances were outstanding under the Strip Coverage Facility.

Dexia Crédit Local (NY)'s commitment to make advances under the Strip Coverage Facility is subject to the satisfaction by AGM of customary conditions precedent, including compliance with certain financial covenants, and will terminate at the earliest of (i) the occurrence of a change of control with respect to AGM, (ii) the reduction of the Commitment Amount to $0 and (iii) January 31, 2042.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of adverse changes in earnings, cash flow or fair value as a result of changes in the value of financial instruments. The Company's primary market risk exposures include interest rate risk, foreign currency exchange rate risk and credit spread risk. The Company's primary exposure to market risk is summarized below:

- The fair value of credit derivatives within the financial guaranty portfolio of insured obligations which fluctuate based on changes in credit spreads of the underlying obligations and the Company's own credit spreads.
- The Investment Portfolio's fair value is primarily driven by changes in interest rates and also affected by changes in credit spreads.
- The Investment Portfolio also contains foreign denominated securities whose value fluctuates based on changes in foreign exchange rates.
- Premiums receivable include foreign denominated receivables whose carrying value fluctuates based on changes in foreign exchange rates.
- The fair value of the assets and liabilities of consolidated FG VIE's may fluctuate based on changes in prepayment spreads, default rates, interest rates, and house price depreciation/appreciation.

Sensitivity of Credit Derivatives to Credit Risk

Unrealized gains and losses on credit derivatives are a function of changes in the estimated fair value of the Company's credit derivative contracts. If credit spreads of the underlying obligations change, the fair value of the related credit derivative changes. Market liquidity could also impact valuations of the underlying obligations. As such, Assured Guaranty experiences mark-to-market gains or losses. The Company considers the impact of its own credit risk, together with credit spreads on the risk that it assumes through CDS contracts, in determining their fair value. The Company determines its own credit risk based on quoted CDS prices traded on the Company at each balance sheet date. The quoted price of CDS contracts traded on AGC at December 31, 2012 and December 31, 2011 was 678 bps and 1,140 bps, respectively. The quoted price of CDS contracts traded on AGM at December 31, 2012 and December 31, 2011 was 536 bps and 778 bps, respectively. Historically, the price of CDS traded on AGC and AGM moves directionally the same as general market spreads, although this may not always be the case. An overall narrowing of spreads generally results in an unrealized gain on credit derivatives for the Company, and an overall widening of spreads generally results in an unrealized loss for the Company. In certain circumstances, due to the fact that spread movements are not perfectly correlated, the narrowing or widening of the price of CDS traded on AGC and AGM can have a more significant financial statement impact than the changes in underlying collateral prices.

The impact of changes in credit spreads will vary based upon the volume, tenor, interest rates, and other market conditions at the time these fair values are determined. In addition, since each transaction has unique collateral and structure terms, the underlying change in fair value of each transaction may vary considerably. The fair value of credit derivative contracts also reflects the change in the Company's own credit cost, based on the price to purchase credit protection on AGC and AGM.

The Company generally holds these credit derivative contracts to maturity. The unrealized gains and losses on derivative financial instruments will reduce to zero as the exposure approaches its maturity date, unless there is a payment default on the exposure or early termination. Given these facts, the Company does not actively hedge these exposures.

The following table summarizes the estimated change in fair values on the net balance of the Company's CDS positions assuming immediate parallel shifts in credit spreads on AGC and AGM and on the risks that they both assume:

Credit Spreads(1)	As of December 31, 2012 Estimated Net Fair Value (Pre-Tax)	As of December 31, 2012 Estimated Change in Gain/(Loss)(Pre-Tax)
	(in millions)	
100% widening in spreads	$ (3,765)	$ (1,972)
50% widening in spreads	(2,777)	(984)
25% widening in spreads	(2,283)	(490)
10% widening in spreads	(1,987)	(194)
Base Scenario	(1,793)	—
10% narrowing in spreads	(1,634)	159
25% narrowing in spreads	(1,402)	391
50% narrowing in spreads	(1,028)	765

Credit Spreads(1)	As of December 31, 2011 Estimated Net Fair Value (Pre-Tax)	As of December 31, 2011 Estimated Change in Gain/(Loss)(Pre-Tax)
	(in millions)	
100% widening in spreads	$ (2,740)	$ (1,436)
50% widening in spreads	(2,024)	(720)
25% widening in spreads	(1,666)	(362)
10% widening in spreads	(1,451)	(147)
Base Scenario	(1,304)	—
10% narrowing in spreads	(1,189)	115
25% narrowing in spreads	(1,018)	286
50% narrowing in spreads	(741)	563

(1) Includes the effects of spreads on both the underlying asset classes and the Company's own credit spread.

Sensitivity of Investment Portfolio to Interest Rate Risk

Interest rate risk is the risk that financial instruments' values will change due to changes in the absolute level of interest rates, in the spread between two rates, in the shape of the yield curve or in any other interest rate relationship. The Company is exposed to interest rate risk primarily in its investment portfolio. As interest rates rise for an available-for-sale investment portfolio, the fair value of fixed-income securities decreases. The Company's policy is generally to hold assets in the investment portfolio to maturity. Therefore, barring credit deterioration, interest rate movements do not result in realized gains or losses unless assets are sold prior to maturity. The Company does not hedge interest rate risk, however, interest rate fluctuation risk is managed through the investment guidelines which limit duration and prevent investment in high volatility sectors.

Interest rate sensitivity in the investment portfolio can be estimated by projecting a hypothetical instantaneous increase or decrease in interest rates. The following table presents the estimated pre-tax change in fair value of the Company's fixed maturity securities and short-term investments from instantaneous parallel shifts in interest rates.

Sensitivity to Change in Interest Rates on the Investment Portfolio
As of December 31, 2012

	Change in Interest Rates					
	300 Basis Point Decrease	200 Basis Point Decrease	100 Basis Point Decrease	100 Basis Point Increase	200 Basis Point Increase	300 Basis Point Increase
	(in millions)					
Estimated change in fair value	$ 576	$ 532	$ 382	$ (478)	$ (970)	$ (1,456)

As of December 31, 2011

	Change in Interest Rates					
	300 Basis Point Decrease	200 Basis Point Decrease	100 Basis Point Decrease	100 Basis Point Increase	200 Basis Point Increase	300 Basis Point Increase
	(in millions)					
Estimated change in fair value	$ 683	$ 626	$ 434	$ (517)	$ (1,033)	$ (1,527)

Sensitivity of Other Areas to Interest Rate Risk

Fluctuation in interest rates also affects the demand for the Company's product. When interest rates are lower or when the market is otherwise relatively less risk averse, the spread between insured and uninsured obligations typically narrows and, as a result, financial guaranty insurance typically provides lower cost savings to issuers than it would during periods of relatively wider spreads. These lower cost savings generally lead to a corresponding decrease in demand and premiums obtainable for financial guaranty insurance. Conversely, in a deteriorating credit environment, credit spreads widen and pricing for financial guaranty insurance typically improves. However, if the weakening environment is sudden, pronounced or prolonged, the stresses on the insured portfolio may result in claims payments in excess of normal or historical expectations. In addition, increases in prevailing interest rate levels can lead to a decreased volume of capital markets activity and, correspondingly, a decreased volume of insured transactions.

Sensitivity of Investment Portfolio to Foreign Exchange Rate Risk

Foreign exchange risk is the risk that a financial instrument's value will change due to a change in the foreign currency exchange rates. The Company has foreign denominated securities in its investment portfolio. Securities denominated in currencies other than U.S. Dollar were 3.7% and 3.5% of the fixed maturity securities and short-term investments as of December 31, 2012 and 2011, respectively. The Company's material exposure is to changes in the dollar/pound sterling exchange rate. Changes in fair value of available for sale investments attributable to changes in foreign exchange rates are recorded in other comprehensive income.

Sensitivity to Change in Foreign Exchange Rates on the Investment Portfolio
As of December 31, 2012

	Change in Foreign Exchange Rates					
	30% Decrease	20% Decrease	10% Decrease	10% Increase	20% Increase	30% Increase
	(in millions)					
Estimated change in fair value	$ (119)	$ (79)	$ (40)	$ 40	$ 79	$ 119

As of December 31, 2011

	Change in Foreign Exchange Rates					
	30% Decrease	20% Decrease	10% Decrease	10% Increase	20% Increase	30% Increase
	(in millions)					
Estimated change in fair value	$ (115)	$ (77)	$ (38)	$ 38	$ 77	$ 115

Sensitivity of Premiums Receivable to Foreign Exchange Rate Risk

The Company has foreign denominated premium receivables. Premium receivables denominated in currencies other than U.S. Dollar were 47% of the premium receivable balance as of December 31, 2012 and 2011, respectively. The Company's material exposure is to changes in dollar/Pound Sterling and dollar/Euro exchange rates.

Sensitivity to Change in Foreign Exchange Rates on Premium Receivable
As of December 31, 2012

	Change in Foreign Exchange Rates					
	30% Decrease	20% Decrease	10% Decrease	10% Increase	20% Increase	30% Increase
	(in millions)					
Estimated change in fair value	$ (119)	$ (79)	$ (40)	$ 40	$ 79	$ 119

As of December 31, 2011

	Change in Foreign Exchange Rates					
	30% Decrease	20% Decrease	10% Decrease	10% Increase	20% Increase	30% Increase
	(in millions)					
Estimated change in fair value	$ (116)	$ (77)	$ (39)	$ 39	$ 77	$ 116

Sensitivity of FG VIE Assets and Liabilities to Market Risk

The fair value of the Company's FG VIE assets is sensitive to changes relating to estimated prepayment speeds; estimated default rates (determined on the basis of an analysis of collateral attributes such as: historical collateral performance, borrower profiles and other features relevant to the evaluation of collateral credit quality); recoveries from excess spread, discount rates implied by market prices for similar securities; and house price depreciation/appreciation rates based on macroeconomic forecasts. Significant changes to any of these inputs could materially change the market value of the FG VIE's assets and the implied collateral losses within the transaction. In general the fair value of the FG VIE assets is most sensitive to changes in the projected collateral losses, where an increase in collateral losses typically leads to a decrease in the fair value of the Company's FG VIE assets, while a decrease in collateral losses typically leads to an increase in the fair value of the Company's FG VIE assets. These factors also directly impact the fair value of the Company's FG VIE liabilities.

The fair value of the Company's FG VIE liabilities is also sensitive to changes relating to estimated prepayment speeds; market values of the assets that collateralize the securities; estimated default rates (determined on the basis of an analysis of collateral attributes such as: historical collateral performance, borrower profiles and other features relevant to the evaluation of collateral credit quality); recoveries from excess spread, discount rates implied by market prices for similar securities; and house price depreciation/appreciation rates based on macroeconomic forecasts. In addition, the Company's FG VIE liabilities with recourse are also sensitive to changes to the Company's implied credit worthiness. Significant changes to any of these inputs could materially change the timing of expected losses within the insured transaction which is a significant factor in determining the implied benefit from the Company's insurance policy guaranteeing the timely payment of principal and interest for the FG VIE tranches insured by the Company. In general, when the timing of expected loss payments by the Company is extended into the future, this typically leads to a decrease in the value of the Company's insurance and a decrease in the fair value of the Company's FG VIE liabilities with recourse, while a shortening of the timing of expected loss payments by the Company typically leads to an increase in the value of the Company's insurance and an increase in the fair value of the Company's FG VIE liabilities with recourse.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Assured Guaranty Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Assured Guaranty Ltd. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for the costs associated with acquiring or renewing insurance contracts in 2012 and the manner in which it accounts for variable interest entities in 2010.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 1, 2013

Assured Guaranty Ltd.

Consolidated Balance Sheets

(dollars in millions except per share and share amounts)

	As of December 31, 2012	As of December 31, 2011
Assets		
Investment portfolio:		
Fixed maturity securities, available-for-sale, at fair value (amortized cost of $9,346 and $9,638)	$ 10,056	$ 10,142
Short term investments, at fair value	817	734
Other invested assets	212	223
Total investment portfolio	11,085	11,099
Cash	138	215
Premiums receivable, net of ceding commissions payable	1,005	1,003
Ceded unearned premium reserve	561	709
Deferred acquisition costs	116	132
Reinsurance recoverable on unpaid losses	58	69
Salvage and subrogation recoverable	456	368
Credit derivative assets	141	153
Deferred tax asset, net	721	804
Current income tax receivable	1	76
Financial guaranty variable interest entities' assets, at fair value	2,688	2,819
Other assets	272	262
Total assets	**$ 17,242**	**$ 17,709**
Liabilities and shareholders' equity		
Unearned premium reserve	$ 5,207	$ 5,963
Loss and loss adjustment expense reserve	601	679
Reinsurance balances payable, net	219	171
Long-term debt	836	1,038
Credit derivative liabilities	1,934	1,457
Financial guaranty variable interest entities' liabilities with recourse, at fair value	2,090	2,397
Financial guaranty variable interest entities' liabilities without recourse, at fair value	1,051	1,061
Other liabilities	310	291
Total liabilities	**12,248**	**13,057**
Commitments and contingencies (See Note 16)		
Common stock ($0.01 par value, 500,000,000 shares authorized; 194,003,297 and 182,235,798 shares issued and outstanding)	2	2
Additional paid-in capital	2,724	2,570
Retained earnings	1,749	1,708
Accumulated other comprehensive income, net of tax of $198 and $135	515	368
Deferred equity compensation (320,193 and 320,193 shares)	4	4
Total shareholders' equity	**4,994**	**4,652**
Total liabilities and shareholders' equity	**$ 17,242**	**$ 17,709**

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Ltd.

Consolidated Statements of Operations

(dollars in millions except per share amounts)

	Year Ended December 31,		
	2012	2011	2010
Revenues			
Net earned premiums	$ 853	$ 920	$ 1,187
Net investment income	404	396	361
Net realized investment gains (losses):			
Other-than-temporary impairment losses	(58)	(84)	(44)
Less: portion of other-than-temporary impairment loss recognized in other comprehensive income	(41)	(39)	(17)
Other net realized investment gains (losses)	18	27	25
Net realized investment gains (losses)	1	(18)	(2)
Net change in fair value of credit derivatives:			
Realized gains (losses) and other settlements	(108)	6	153
Net unrealized gains (losses)	(477)	554	(155)
Net change in fair value of credit derivatives	(585)	560	(2)
Fair value gains (losses) on committed capital securities	(18)	35	9
Fair value gains (losses) on financial guaranty variable interest entities	210	(132)	(274)
Other income	108	58	34
Total revenues	973	1,819	1,313
Expenses			
Loss and loss adjustment expenses	523	462	412
Amortization of deferred acquisition costs	14	17	22
Assured Guaranty Municipal Holdings Inc. acquisition-related expenses	—	—	7
Interest expense	92	99	100
Other operating expenses	212	212	238
Total expenses	841	790	779
Income (loss) before income taxes	132	1,029	534
Provision (benefit) for income taxes			
Current	57	(127)	(25)
Deferred	(35)	383	75
Total provision (benefit) for income taxes	22	256	50
Net income (loss)	**$ 110**	**$ 773**	**$ 484**
Earnings per share:			
Basic	$ 0.58	$ 4.21	$ 2.63
Diluted	$ 0.57	$ 4.16	$ 2.56
Dividends per share	$ 0.36	$ 0.18	$ 0.18

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Ltd.

Consolidated Statements of Comprehensive Income

(in millions)

	Year Ended December 31,		
	2012	2011	2010
Net income (loss)	$ 110	$ 773	$ 484
Unrealized holding gains (losses) arising during the period on:			
Investments with no other-than-temporary impairment, net of tax provision (benefit) of $56, $105 and $(38)	148	234	(33)
Investments with other-than-temporary impairment, net of tax provision (benefit) of $(2), $5 and $(5)	(7)	9	6
Unrealized holding gains (losses) arising during the period, net of tax	141	243	(27)
Less: reclassification adjustment for gains (losses) included in net income (loss), net of tax provision (benefit) of $(7), $(7) and $(3)	(4)	(14)	2
Change in net unrealized gains on investments	145	257	(29)
Other, net of tax provision	2	(1)	(1)
Other comprehensive income (loss)	$ 147	$ 256	$ (30)
Comprehensive income (loss)	$ 257	$ 1,029	$ 454

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Ltd.

Consolidated Statements of Shareholders' Equity

Years Ended December 31, 2012, 2011 and 2010

(dollars in millions, except share data)

	Common Stock								
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Deferred Equity Compensation	Total Shareholders' Equity Attributable to Assured Guaranty Ltd.	Noncontrolling Interest of Financial Guaranty Consolidated Variable Interest Entities	Total Shareholders' Equity
Balance at December 31, 2009 (as originally reported)	**184,162,896**	**$ 2**	**$ 2,585**	**$ 779**	**$ 142**	**$ 2**	**$ 3,510**	**$ (1)**	**$ 3,509**
Cumulative effect of accounting change-deferred acquisition costs (Note 5)	—	—	—	(55)	—	—	(55)	—	(55)
Balance at December 31, 2009 (as adjusted)	184,162,896	2	2,585	724	142	2	3,455	(1)	3,454
Cumulative effect of accounting change-consolidation of variable interest entities (Note 10)	—	—	—	(207)	—	—	(207)	1	(206)
Balance, January 1, 2010	184,162,896	2	2,585	517	142	2	3,248	—	3,248
Net income	—	—	—	484	—	—	484	—	484
Dividends ($0.18 per share)	—	—	—	(33)	—	—	(33)	—	(33)
Common stock repurchases	(707,350)	0	(10)	—	—	—	(10)	—	(10)
Share-based compensation and other	289,109	0	11	—	—	—	11	—	11
Other comprehensive income	—	—	—	—	(30)	—	(30)	—	(30)
Balance at December 31, 2010	**183,744,655**	**2**	**2,586**	**968**	**112**	**2**	**3,670**	—	**3,670**
Net income	—	—	—	773	—	—	773	—	773
Dividends ($0.18 per share)	—	—	—	(33)	—	—	(33)	—	(33)
Common stock repurchases	(2,000,000)	0	(23)	—	—	—	(23)	—	(23)
Share-based compensation and other	491,143	0	7	—	—	2	9	—	9
Other comprehensive income	—	—	—	—	256	—	256	—	256
Balance at December 31, 2011	**182,235,798**	**$ 2**	**$ 2,570**	**$ 1,708**	**$ 368**	**$ 4**	**$ 4,652**	**$ —**	**$ 4,652**

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Ltd.

Consolidated Statements of Shareholders' Equity

Years Ended December 31, 2012, 2011 and 2010

(dollars in millions, except share data)

	Common Stock								
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Deferred Equity Compensation	Total Shareholders' Equity Attributable to Assured Guaranty Ltd.	Noncontrolling Interest of Financial Guaranty Consolidated Variable Interest Entities	Total Shareholders' Equity
Balance at December 31, 2011	**182,235,798**	**$ 2**	**$ 2,570**	**$ 1,708**	**$ 368**	**$ 4**	**$ 4,652**	**$ —**	**$ 4,652**
Net income	—	—	—	110	—	—	110	—	110
Dividends ($0.36 per share)	—	—	—	(69)	—	—	(69)	—	(69)
Common stock issuance, net	13,428,770	0	173	—	—	—	173	—	173
Common stock repurchases	(2,066,759)	0	(24)	—	—	—	(24)	—	(24)
Share-based compensation and other	405,488	0	5	—	—	—	5	—	5
Other comprehensive income	—	—	—	—	147	—	147	—	147
Balance at December 31, 2012	**194,003,297**	**$ 2**	**$ 2,724**	**$ 1,749**	**$ 515**	**$ 4**	**$ 4,994**	**$ —**	**$ 4,994**

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Ltd.

Consolidated Statements of Cash Flows

(in millions)

	Year Ended December 31,		
	2012	2011	2010
Operating Activities:			
Net Income	$ 110	$ 773	$ 484
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:			
Non-cash interest and operating expenses	18	20	24
Net amortization of premium on fixed maturity securities	4	18	46
Provision (benefit) for deferred income taxes	(35)	383	75
Net realized investment losses (gains)	(1)	18	2
Net unrealized losses (gains) on credit derivatives	477	(554)	155
Fair value loss (gains) on committed capital securities	18	(35)	(9)
Non-cash items in other income	4	5	4
Change in deferred acquisition costs	18	18	18
Change in premiums receivable, net of ceding commissions	48	138	376
Change in ceded unearned premium reserve	141	102	256
Change in unearned premium reserve	(749)	(998)	(1,278)
Change in loss and loss adjustment expense reserve, net	(258)	636	(471)
Change in current income tax	129	(182)	(87)
Change in financial guaranty variable interest entities' assets and liabilities, net	(7)	352	541
(Purchases) sales of trading securities, net	(59)	(6)	—
Other	(23)	(12)	(7)
Net cash flows provided by (used in) operating activities	**(165)**	**676**	**129**
Investing activities			
Fixed maturity securities:			
Purchases	(1,649)	(2,308)	(2,462)
Sales	912	1,107	1,064
Maturities	1,105	663	994
Net sales (purchases) of short-term investments	29	320	613
Net proceeds from paydowns on financial guaranty variable interest entities' assets	545	760	424
Acquisition of MAC, net of cash acquired	(91)	—	—
Other	92	19	20
Net cash flows provided by (used in) investing activities	**943**	**561**	**653**
Financing activities			
Proceeds from issuances of common stock	173	—	—
Dividends paid	(69)	(33)	(33)
Repurchases of common stock	(24)	(23)	(10)
Share activity under option and incentive plans	(3)	(1)	(2)
Net paydowns of financial guaranty variable interest entities' liabilities	(724)	(1,053)	(651)
Repayment of long-term debt	(209)	(22)	(21)
Net cash flows provided by (used in) financing activities	**(856)**	**(1,132)**	**(717)**
Effect of exchange rate changes	1	2	(1)
Increase (decrease) in cash	(77)	107	64
Cash at beginning of period	215	108	44
Cash at end of period	**$ 138**	**$ 215**	**$ 108**
Supplemental cash flow information			
Cash paid (received) during the period for:			
Income taxes	$ (24)	$ 34	$ 39
Interest	$ 85	$ 92	$ 92

The accompanying notes are an integral part of these consolidated financial statements.

1. Business and Basis of Presentation

Business

Assured Guaranty Ltd. ("AGL" and, together with its direct and indirect subsidiaries, "Assured Guaranty" or the "Company") is a Bermuda-based holding company that provides, through its operating subsidiaries, credit protection products to the United States ("U.S.") and international public finance (including infrastructure) and structured finance markets. The Company applies its credit underwriting judgment, risk management skills and capital markets experience to offer insurance that protects holders of debt instruments and other monetary obligations from defaults in scheduled payments, including scheduled interest and principal payments. The Company markets its credit protection products directly to issuers and underwriters of public finance and structured finance securities as well as to investors in such obligations. The Company guarantees obligations issued in many countries, although its principal focus is on the U.S., as well as Europe and Australia.

Financial guaranty insurance policies provide an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest ("Debt Service") when due. Upon an obligor's default on scheduled principal or interest payments due on the obligation, the Company is required under the financial guaranty policy to pay the principal or interest shortfall. The Company has issued financial guaranty insurance policies on public finance obligations and structured finance obligations. Public finance obligations insured by the Company consist primarily of general obligation bonds supported by the taxing powers of U.S. state or municipal governmental authorities, as well as tax-supported bonds, revenue bonds and other obligations supported by covenants from state or municipal governmental authorities or other municipal obligors to impose and collect fees and charges for public services or specific infrastructure projects. The Company also includes within public finance obligations those obligations backed by the cash flow from leases or other revenues from projects serving substantial public purposes, including utilities, toll roads, health care facilities and government office buildings. Structured finance obligations insured by the Company are generally issued by special purpose entities and backed by pools of assets such as residential or commercial mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. The Company also includes within structured finance obligations other specialized financial obligations.

In the past, the Company had sold credit protection by issuing policies that guaranteed payment obligations under credit derivatives. Financial guaranty contracts accounted for as credit derivatives are generally structured such that the circumstances giving rise to the Company's obligation to make loss payments are similar to those for financial guaranty insurance contracts and only occurs upon one or more defined credit events such as failure to pay or bankruptcy, in each case, as defined within the transaction documents, with respect to one or more third party referenced securities or loans. Financial guaranty contracts accounted for as credit derivatives are primarily comprised of credit default swaps ("CDS"). The Company's credit derivative transactions are governed by International Swaps and Derivative Association, Inc. ("ISDA") documentation.

The Company has not entered into any new CDS in order to sell credit protection since the beginning of 2009, when regulatory guidelines were issued that limited the terms under which such protection could be sold. The capital and margin requirements applicable under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") also contributed to the decision of the Company not to enter into such new CDS in the foreseeable future. The Company actively pursues opportunities to terminate existing CDS and, in certain cases, has converted existing CDS exposure into a financial guaranty insurance contract. These actions have the effect of reducing future fair value volatility in income and/or reducing rating agency capital charges.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and, in the opinion of management, reflect all adjustments that are of a normal recurring nature, necessary for a fair statement of the financial condition, results of operations and cash flows of the Company and its consolidated financial guaranty variable interest entities ("FG VIEs") for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Business and Basis of Presentation (Continued)

The consolidated financial statements include the accounts of AGL, its direct and indirect subsidiaries, (collectively, the "Subsidiaries"), and its consolidated FG VIEs. Intercompany accounts and transactions between and among all consolidated entities have been eliminated. Certain prior year balances have been reclassified to conform to the current year's presentation.

AGL's principal insurance company subsidiaries are Assured Guaranty Corp. ("AGC"), domiciled in Maryland; Assured Guaranty Municipal Corp. ("AGM"), domiciled in New York; and Assured Guaranty Re Ltd. ("AG Re"), domiciled in Bermuda. The Company also has another U.S. and another Bermuda insurance company subsidiary that participate in a pooling agreement with AGM, two insurance subsidiaries organized in the United Kingdom, and a mortgage insurance company domiciled in New York. The Company's organizational structure includes various holdings companies, two of which—Assured Guaranty US Holdings Inc. ("AGUS") and Assured Guaranty Municipal Holdings Inc. ("AGMH") – have public debt outstanding. See Note 17, Long Term Debt and Credit Facilities.

On May 31, 2012, the Company purchased 100% of the outstanding common stock of Municipal Assurance Corp. (formerly Municipal and Infrastructure Assurance Corporation, "MAC") from Radian Asset Assurance Inc. ("Radian") for $91 million in cash, resulting in $16 million in indefinite-lived intangible assets which represents the value of MAC's insurance licenses. The other assets acquired consisted primarily of short-term investments. MAC is licensed to provide financial guaranty insurance and reinsurance in 38 U.S. jurisdictions including the District of Columbia. In January 2013, the Company announced its intention to launch MAC as a new financial guaranty insurer that provides insurance only on debt obligations in the U.S. public finance markets, in order to increase the Company's insurance penetration in such market.

In June 2011, the Financial Accounting Standards Board ("FASB") issued guidance that eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. Upon adoption, the Company expanded the Consolidated Statements of Comprehensive Income to include the other comprehensive income items now presented in the Consolidated Statement of Shareholders' Equity, with retrospective application. In February 2013, the FASB issued authoritative guidance which will require the disclosure of information about the amounts reclassified out of accumulated other comprehensive income by component. The nature of the disclosure will depend on whether the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. If the reclassification is required in its entirety to net income, the guidance will require the disclosure of significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, either on the face of the statement where net income is presented or in the notes. If reclassification to net income is not required under U.S. GAAP, the guidance will require a cross reference to other required disclosures that provide additional detail about the reclassified amount. The Company is evaluating the effect of this guidance, which is effective for reporting periods beginning after December 15, 2012.

In December 2011, the FASB issued guidance which will require disclosures for entities with financial instruments and derivatives that are either offset on the balance sheet or subject to a master netting arrangement. The guidance is effective for interim and annual periods beginning on or after January 1, 2013. The adoption of this guidance will not impact the Company's results of operations, financial position or cash flows.

Prior Period Revision

Credit derivative assets and liabilities presented on the consolidated balance sheet at December 31, 2011 have been revised to reflect the correction of a $316 million misclassification between credit derivative assets and credit derivative liabilities. The correction, recorded in the fourth quarter 2012, reduced the credit derivative asset and liability balances and had no effect on the statement of operations.

Segments

The chief operating decision maker manages the operations of the Company at a consolidated level. Therefore, segment financial information is no longer disclosed.

1. Business and Basis of Presentation (Continued)

Significant Accounting Policies

The Company's significant accounting policies include when and how to measure fair value of assets and liabilities, when to consolidate an entity, and when and how to recognize premium revenue and loss expense. All other significant accounting policies are either discussed below or included in the following notes.

Significant Accounting Policies

Premium revenue recognition on financial guaranty contracts accounted for as insurance	Note 4
Policy acquisition costs	Note 5
Expected loss to be paid	Note 6
Loss and loss adjustment expense on financial guaranty contracts accounted for as insurance	Note 7
Fair value measurement	Note 8
Credit derivatives	Note 9
Variable interest entities	Note 10
Investments	Note 11
Income Taxes	Note 13
Earnings per share	Note 18
Stock based compensation	Note 20

The Company revalues assets, liabilities, revenue and expenses denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates. Gains and losses relating to translating foreign functional currency financial statements for U.S. GAAP reporting are included in accumulated other comprehensive income (loss) within shareholders' equity. Gains and losses relating to U.S. dollar functional currency transactions, such as those of non-U.S. operations where functional currency is the U.S. dollar, are reported in the consolidated statement of operations.

2. Business Changes, Risks, Uncertainties and Accounting Developments

Summarized below are updates of the most significant recent events that have had, or may have in the future, a material effect on the financial position, results of operations or business prospects of the Company.

Market Conditions

The overall economic environment in the U.S. has improved over the last few years and indicators such as lower delinquency rates and more stable housing prices point toward improvement in the housing market. However, unemployment rates remain too high for a robust general economic recovery to have taken hold and concerns over the fiscal cliff may have hampered the recovery towards the end of 2012. The low interest rate environment has also negatively affected new business opportunities. The Company's business and its financial condition will continue to be subject to the risk of global financial and economic conditions that could materially and negatively affect the demand for its products, the amount of losses incurred on transactions it guarantees, future profitability, financial position, investment portfolio, cash flow, statutory capital, financial strength ratings and stock price.

The financial crisis that began in 2008 has caused many state and local governments that issue some of the obligations the Company insures to experience significant budget deficits and revenue collection shortfalls that require them to significantly raise taxes and/or cut spending in order to satisfy their obligations. While the U.S. government has provided some financial support to state and local governments, significant budgetary pressures remain. If the issuers of the obligations in the Company's public finance portfolio do not have sufficient funds to cover their expenses and are unable or unwilling to raise taxes, decrease spending or receive federal assistance, the Company may experience increased levels of losses or impairments on its public finance obligations, which would materially and adversely affect its business, financial condition and results of operations. Additionally, future legislative, regulatory or judicial changes in the jurisdictions regulating the Company may adversely affect its ability to pursue its current mix of business, materially impacting its financial results.

2. Business Changes, Risks, Uncertainties and Accounting Developments (Continued)

Internationally, several European countries are experiencing significant economic, fiscal and /or political strains. The European countries where it believes heightened uncertainties exist are: Greece, Hungary, Ireland, Italy, Portugal and Spain (the "Selected European Countries"). See Note 3, Outstanding Exposure.

Rating Actions

When a rating agency assigns a public rating to a financial obligation guaranteed by one of AGL's insurance company subsidiaries, it generally awards that obligation the same rating it has assigned to the financial strength of the AGL subsidiary that provides the guaranty. Investors in products insured by AGL's insurance company subsidiaries frequently rely on ratings published by nationally recognized statistical rating organizations ("NRSROs") because such ratings influence the trading value of securities and form the basis for many institutions' investment guidelines as well as individuals' bond purchase decisions. Therefore, the Company manages its business with the goal of achieving high financial strength ratings. If the financial strength ratings of the Company's insurance subsidiaries were reduced below current levels, the Company expects it could have adverse effects on its future business opportunities as well as the premiums it could charge for its insurance policies and consequently, a further downgrade could harm the Company's new business production and results of operations in a material respect. However, the models used by NRSROs differ, presenting conflicting goals that may make it inefficient or impractical to reach the highest rating level. The models are not fully transparent, contain subjective data (such as assumptions about future market demand for the Company's products) and change frequently. Ratings reflect only the views of the respective NRSROs and are subject to continuous review and revision or withdrawal at any time.

In the last several years, Standard and Poor's Ratings Services ("S&P") and Moody's Investors Service, Inc. ("Moody's") have downgraded the financial strength ratings of all the Company's insurance subsidiaries that they rate. On January 17, 2013, Moody's downgraded the Insurance Financial Strength ("IFS") rating of AGM to A2 from Aa3, the IFS rating of AGC to A3 from Aa3, and the IFS rating of AG Re to Baa1 from A1. In the same rating action, Moody's also downgraded the senior unsecured debt ratings of AGUS and AGMH to Baa2 from A3. While the outlook for the ratings from S&P and Moody's is stable, there can be no assurance that S&P and Moody's will not take further action on the Company's ratings. For a discussion of the effect of rating actions on the Company, see the following:

- Note 6, Expected Loss to be Paid
- Note 9, Financial Guaranty Contracts Accounted for as Credit Derivatives
- Note 14, Reinsurance and Other Monoline Exposures
- Note 17, Long Term Debt and Credit Facilities (regarding the impact on the Company's insured leveraged lease transactions)

In addition, AGM may be required to pay claims in respect of AGMH's former financial products business if Dexia SA (the parent of Dexia Holdings Inc.) and its affiliates do not comply with their obligations following a downgrade of the financial strength rating of AGM. Most of the guaranteed investment contracts ("GICs") insured by AGM allow for the withdrawal of GIC funds in the event of a downgrade of AGM, unless the relevant GIC issuer posts collateral or otherwise enhances its credit. Most GICs insured by AGM allow for the termination of the GIC contract and a withdrawal of GIC funds at the option of the GIC holder in the event of a downgrade of AGM below a specified threshold, generally below A- by S&P or A3 by Moody's, with no right of the GIC issuer to avoid such withdrawal by posting collateral or otherwise enhancing its credit. Each GIC contract stipulates the thresholds below which the GIC issuer must post eligible collateral, along with the types of securities eligible for posting and the collateralization percentage applicable to each security type. These collateralization percentages range from 100% of the GIC balance for cash posted as collateral to, typically, 108% for asset-backed securities. The January 2013 Moody's downgrade of AGM could result in withdrawal of $226.5 million of GIC funds and the need to post collateral on GICs with a balance of $1.9 billion. A further downgrade of AGM to below AA- by S&P could result in an incremental withdrawal or require collateral posting on GICs with a balance of $882.7 million. In the event of such a downgrade, assuming collateral posting on all transactions potentially impacted as a result of any additional rating action, with an average margin of 105%, the market value as of December 31, 2012 that the GIC issuers would be required to post in order to avoid withdrawal of any GIC funds would be $2.9 billion. There are sufficient eligible and liquid assets within the GIC business to satisfy the withdrawal and collateral posting obligations that arose as a result of the January 2013 AGM downgrade and would be expected to arise as a result of potential future rating action.

2. Business Changes, Risks, Uncertainties and Accounting Developments (Continued)

Accounting Changes

There has been significant GAAP rule making activity which has affected the accounting policies and presentation of the Company's financial information, particularly:

- adoption of a new VIE consolidation standard on January 1, 2010 results in the consolidation of variable interest entities of certain insured transactions (see Note 10, Consolidation of Variable Interest Entities),

- adoption of new guidance that restricted the types and amounts of financial guaranty insurance acquisition costs that may be deferred, (see Note 5, Financial Guaranty Insurance Acquisition Costs),

- adoption of guidance that changed the presentation of other comprehensive income ("OCI"), (see "Consolidated Statements of Comprehensive Income)," and

- adoption of guidance requiring additional fair value disclosures (see Note 8, Fair Value Measurement).

In July 2012, the FASB issued Accounting Standards Update ("ASU") 2012-02, "Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"). ASU 2012-02 amends prior indefinite-lived intangible asset impairment testing guidance. Under ASU 2012-02, the Company has the option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that an indefinite-lived intangible asset is impaired. If, after considering the totality of events and circumstances, an entity determines it is more likely than not that an indefinite-lived intangible asset is not impaired, then calculating the fair value of such asset is unnecessary. The Company adopted ASU 2012-02 at December 31, 2012. There was no cumulative effect upon the adoption of ASU 2012-02 on the Company's consolidated financial position, results of operations or cash flows.

Significant Transactions

- There have been four settlements of representation and warranty claims over the past three years. See Note 6, Expected Loss to be Paid.

- The Company has entered into several agreements with reinsurers, including assumption and re-assumption agreements with Radian, a re-assumption agreement with Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio") and a $435 million excess of loss reinsurance facility. See Note 14, Reinsurance and Other Monoline Exposures.

- On June 1, 2012, the Company completed the remarketing of the $173 million aggregate principal amount of 8.50% Senior Notes issued by AGUS in 2009 that were components of the Company's Equity Units. AGUS purchased all of the Senior Notes in the remarketing at a price of 100% of the aggregate principal amount thereof, and retired all of such notes on June 1, 2012. The proceeds from the remarketing were used to satisfy the obligations of the holders of the Equity Units to purchase AGL common shares pursuant to the forward purchase contracts that were also components of the Equity Units. Accordingly, on June 1, 2012, AGL issued 3.8924 common shares to holders of each $50 Equity Unit, which represented a settlement rate of 3.8685 common shares plus certain anti-dilution adjustments, or an aggregate of 13,428,770 common shares. The Equity Units ceased to exist when the forward purchase contracts were settled on June 1, 2012. See Note 17, Long Term Debt and Credit Facilities.

3. Outstanding Exposure

The Company's financial guaranty contracts are written in different forms, but collectively are considered financial guaranty contracts. The Company seeks to limit its exposure to losses by underwriting obligations that are investment grade at inception, diversifying its insured portfolio and maintaining rigorous subordination or collateralization requirements on structured finance obligations. The Company also has utilized reinsurance by ceding business to third-party reinsurers. The Company provides financial guaranties with respect to debt obligations of special purpose entities, including VIEs. Some of these VIEs are consolidated as described in Note 10, Consolidation of Variable Interest Entities. The outstanding par and Debt Service amounts presented below include outstanding exposures on VIEs whether or not they are consolidated.

Debt Service Outstanding

	Gross Debt Service Outstanding		Net Debt Service Outstanding	
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	(in millions)			
Public finance	$ 722,562	$ 798,471	$ 677,369	$ 716,890
Structured finance	112,388	137,661	104,811	128,775
Total financial guaranty	$ 834,950	$ 936,132	$ 782,180	$ 845,665

3. Outstanding Exposure (Continued)

Summary of Public Finance and Structured Finance Insured Portfolio

Sector	Gross Par Outstanding As of December 31, 2012	Gross Par Outstanding As of December 31, 2011	Ceded Par Outstanding As of December 31, 2012	Ceded Par Outstanding As of December 31, 2011	Net Par Outstanding As of December 31, 2012	Net Par Outstanding As of December 31, 2011
			(dollars in millions)			
Public finance:						
U.S.:						
General obligation	$ 175,932	$ 187,857	$ 5,947	$ 14,796	$ 169,985	$ 173,061
Tax backed	77,932	85,866	4,145	7,860	73,787	78,006
Municipal utilities	63,933	69,803	1,817	4,599	62,116	65,204
Transportation	35,624	40,409	1,825	5,013	33,799	35,396
Healthcare	19,507	23,540	1,669	4,045	17,838	19,495
Higher education	16,244	16,535	474	858	15,770	15,677
Housing	4,792	6,363	159	667	4,633	5,696
Infrastructure finance	5,100	4,983	890	873	4,210	4,110
Investor-owned utilities	1,070	1,125	1	1	1,069	1,124
Other public finance—U.S.	4,784	5,380	24	76	4,760	5,304
Total public finance—U.S.	404,918	441,861	16,951	38,788	387,967	403,073
Non-U.S.:						
Infrastructure finance	18,716	18,231	2,904	2,826	15,812	15,405
Regulated utilities	16,861	17,639	4,367	4,379	12,494	13,260
Pooled infrastructure	3,430	3,351	230	221	3,200	3,130
Other public finance—non-U.S.	7,297	9,183	1,263	1,932	6,034	7,251
Total public finance—non-U.S.	46,304	48,404	8,764	9,358	37,540	39,046
Total public finance	451,222	490,265	25,715	48,146	425,507	442,119
Structured finance:						
U.S.:						
Pooled corporate obligations	44,120	54,585	2,234	3,065	41,886	51,520
Residential mortgage-backed security("RMBS")	18,914	22,842	1,087	1,275	17,827	21,567
Commercial mortgage-backed securities ("CMBS") and other commercial real estate related exposures	4,293	4,827	46	53	4,247	4,774
Financial products	3,653	5,217	—	—	3,653	5,217
Consumer receivables	2,429	4,489	60	163	2,369	4,326
Insurance securitizations	2,238	1,966	48	73	2,190	1,893
Commercial receivables	1,033	1,222	8	8	1,025	1,214
Structured credit	373	489	54	65	319	424
Other structured finance—U.S.	2,307	2,453	1,128	1,154	1,179	1,299
Total structured finance—U.S.	79,360	98,090	4,665	5,856	74,695	92,234
Non-U.S.:						
Pooled corporate obligations	16,288	19,670	1,475	1,939	14,813	17,731
Commercial receivables	1,489	1,893	26	28	1,463	1,865
RMBS	1,586	1,765	162	167	1,424	1,598
Insurance securitizations	923	979	—	15	923	964
Structured credit	669	1,097	78	118	591	979
CMBS and other commercial real estate related exposures	100	180	—	—	100	180
Other structured finance—non-U.S.	402	403	25	25	377	378
Total structured finance—non-U.S.	21,457	25,987	1,766	2,292	19,691	23,695
Total structured finance	100,817	124,077	6,431	8,148	94,386	115,929
Total net par outstanding	$ 552,039	$ 614,342	$ 32,146	$ 56,294	$ 519,893	$ 558,048

3. Outstanding Exposure (Continued)

In addition to the amounts shown in the table above, the Company's net mortgage guaranty insurance in force was approximately $154 million as of December 31, 2012. The net mortgage guaranty insurance in force is assumed excess of loss business and comprises $139 million covering loans originated in Ireland and $15 million covering loans originated in the UK.

Unless otherwise noted, ratings disclosed herein on Assured Guaranty's insured portfolio reflect Assured Guaranty's internal ratings. Assured Guaranty's ratings scale is similar to that used by the NRSROs; however, the ratings in these financial statements may not be the same as those assigned by any such rating agency. For example, the super senior category, which is not generally used by rating agencies, is used by Assured Guaranty in instances where Assured Guaranty's AAA-rated exposure on its internal rating scale (which does not take into account Assured Guaranty's financial guaranty) has additional credit enhancement due to either (1) the existence of another security rated AAA that is subordinated to Assured Guaranty's exposure or (2) Assured Guaranty's exposure benefiting from a different form of credit enhancement that would pay any claims first in the event that any of the exposures incurs a loss, and such credit enhancement, in management's opinion, causes Assured Guaranty's attachment point to be materially above the AAA attachment point.

Financial Guaranty Portfolio by Internal Rating
As of December 31, 2012

Rating Category	Public Finance U.S. Net Par Outstanding	Public Finance U.S. %	Public Finance Non-U.S. Net Par Outstanding	Public Finance Non-U.S. %	Structured Finance U.S Net Par Outstanding	Structured Finance U.S %	Structured Finance Non-U.S Net Par Outstanding	Structured Finance Non-U.S %	Total Net Par Outstanding	Total %
					(dollars in millions)					
Super senior	$ —	—	$ 1,130	3.0%	$ 13,572	18.2%	$ 4,874	24.7%	$ 19,576	3.8%
AAA	4,502	1.2	576	1.5	28,615	38.3	8,295	42.1	41,988	8.1
AA	124,525	32.1	875	2.3	9,589	12.8	722	3.7	135,711	26.1
A	210,124	54.1	9,781	26.1	4,670	6.2	1,409	7.2	225,984	43.4
BBB	44,213	11.4	22,885	61.0	3,717	5.0	2,427	12.3	73,242	14.1
Below-investment-grade ("BIG")	4,603	1.2	2,293	6.1	14,532	19.5	1,964	10.0	23,392	4.5
Total net par outstanding	$ 387,967	100.0%	$ 37,540	100.0%	$ 74,695	100.0%	$ 19,691	100.0%	$ 519,893	100.0%

Financial Guaranty Portfolio by Internal Rating
As of December 31, 2011

Rating Category	Public Finance U.S. Net Par Outstanding	Public Finance U.S. %	Public Finance Non-U.S. Net Par Outstanding	Public Finance Non-U.S. %	Structured Finance U.S Net Par Outstanding	Structured Finance U.S %	Structured Finance Non-U.S Net Par Outstanding	Structured Finance Non-U.S %	Total Net Par Outstanding	Total %
					(dollars in millions)					
Super senior	$ —	—	$ 1,138	2.9%	$ 16,756	18.2%	$ 5,660	23.9%	$ 23,554	4.2%
AAA	5,074	1.3	1,381	3.5	35,736	38.7	10,231	43.2	52,422	9.4
AA	139,693	34.6	1,056	2.7	12,575	13.6	976	4.1	154,300	27.7
A	213,164	52.9	11,744	30.1	4,115	4.5	1,518	6.4	230,541	41.3
BBB	40,635	10.1	21,399	54.8	5,044	5.5	3,391	14.3	70,469	12.6
BIG	4,507	1.1	2,328	6.0	18,008	19.5	1,919	8.1	26,762	4.8
Total net par outstanding	$ 403,073	100.0%	$ 39,046	100.0%	$ 92,234	100.0%	$ 23,695	100.0%	$ 558,048	100.0%

3. Outstanding Exposure (Continued)

Beginning in the first quarter 2012, the Company decided to classify those portions of risks benefiting from reimbursement obligations collateralized by eligible assets held in trust in acceptable reimbursement structures as the higher of 'AA' or their current internal rating. As of the third quarter 2012, the Company applied this policy to the Bank of America Agreement and the Deutsche Bank Agreement (see Note 6, Expected Loss to be Paid). The Bank of America Agreement was entered into in April 2011 and the reclassification in the first quarter 2012 resulted in a decrease in BIG net par outstanding as of December 31, 2011 of $1,452 million from that previously reported.

Securities purchased for loss mitigation purposes represented $1,133 million and $1,293 million of gross par outstanding as of December 31, 2012 and 2011, respectively. In addition, under the terms of certain credit derivative contracts, the Company has obtained the obligations referenced in such contracts and recorded it in invested assets in the consolidated balance sheets. Such amounts totaled $220 million and $222 million in gross par outstanding as of December 31, 2012 and 2011, respectively.

Actual maturities of insured obligations could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties. The expected maturities of structured finance obligations are, in general, considerably shorter than the contractual maturities for such obligations.

Expected Amortization of
Net Par Outstanding of Financial Guaranty Insured Obligations
As of December 31, 2012

	Public Finance	Structured Finance	Total
		(in millions)	
0 to 5 years	$ 110,847	$ 73,805	$ 184,652
5 to 10 years	90,846	9,537	100,383
10 to 15 years	82,789	3,817	86,606
15 to 20 years	62,006	2,127	64,133
20 years and above	79,019	5,100	84,119
Total net par outstanding	$ 425,507	$ 94,386	$ 519,893

In addition to amounts shown in the tables above, the Company had outstanding commitments to provide guaranties of $1.9 billion for structured finance and $0.8 billion for public finance obligations at December 31, 2012. The structured finance commitments include the unfunded component of pooled corporate and other transactions. Public finance commitments typically relate to primary and secondary public finance debt issuances. The expiration dates for the public finance commitments range between January 15, 2013 and February 25, 2017, with $0.6 billion expiring prior to December 31, 2013. The commitments are contingent on the satisfaction of all conditions set forth in them and may expire unused or be canceled at the counterparty's request. Therefore, the total commitment amount does not necessarily reflect actual future guaranteed amounts.

The Company seeks to maintain a diversified portfolio of insured obligations designed to spread its risk across a number of geographic areas.

3. Outstanding Exposure (Continued)

Geographic Distribution of Financial Guaranty Portfolio As of December 31, 2012

	Number of Risks	Net Par Outstanding	Percent of Total Net Par Outstanding
		(dollars in millions)	
U.S.:			
U.S. Public Finance:			
California	1,532	$ 57,302	11.0%
New York	1,051	31,402	6.0
Pennsylvania	1,133	31,173	6.0
Texas	1,273	29,942	5.8
Illinois	933	25,297	4.9
Florida	446	24,111	4.6
New Jersey	704	15,999	3.1
Michigan	745	15,516	3.0
Georgia	205	10,001	1.9
Ohio	576	9,634	1.9
Other states	4,889	137,590	26.4
Total U.S. public finance	13,487	387,967	74.6
U.S. Structured finance (multiple states)	1,080	74,695	14.4
Total U.S.	14,567	462,662	89.0
Non-U.S.:			
United Kingdom	124	23,624	4.5
Australia	33	7,558	1.5
Canada	11	4,160	0.8
France	23	3,914	0.8
Italy	12	2,347	0.5
Other	116	15,628	2.9
Total non-U.S.	319	57,231	11.0
Total	14,886	$ 519,893	100.0%

Economic Exposure to the Selected European Countries

Several European countries are experiencing significant economic, fiscal and/or political strains such that the likelihood of default on obligations with a nexus to those countries may be higher than the Company anticipated when such factors did not exist. The Company is closely monitoring its exposures in Selected European Countries where it believes heightened uncertainties exist. Published reports have identified countries that may be experiencing reduced demand for their sovereign debt in the current environment. The Company selected these European countries based on these reports and its view that their credit fundamentals are deteriorating. The Company's economic exposure to the Selected European Countries (based on par for financial guaranty contracts and notional amount for financial guaranty contracts accounted for as derivatives) is shown in the following table net of ceded reinsurance.

3. Outstanding Exposure (Continued)

Net Economic Exposure to Selected European Countries(1)
December 31, 2012

	Greece	Hungary	Ireland	Italy	Portugal	Spain (2)	Total
				(in millions)			
Sovereign and sub-sovereign exposure:							
Public finance	$ —	$ —	$ —	$ 1,007	$ 105	$ 266	$ 1,378
Infrastructure finance	—	434	24	333	100	169	1,060
Sub-total	—	434	24	1,340	205	435	2,438
Non-sovereign exposure:							
Regulated utilities	—	—	—	229	—	9	238
RMBS	—	219	139	498	—	—	856
Commercial receivables	—	2	13	63	15	2	95
Pooled corporate	25	—	189	217	14	524	969
Sub-total	25	221	341	1,007	29	535	2,158
Total	$ 25	$ 655	$ 365	$ 2,347	$ 234	$ 970	$ 4,596
Total BIG	$ —	$ 616	$ 7	$ 248	$ 121	$ 419	$ 1,411

(1) While the Company's exposures are shown in U.S. dollars, the obligations the Company insures are in various currencies, including U.S. dollars, Euros and British pounds sterling. Included in the table above is $139 million of reinsurance assumed on a 2004 - 2006 pool of Irish residential mortgages that is part of the Company's remaining legacy mortgage reinsurance business. One of the residential mortgage-backed securities included in the table above includes residential mortgages in both Italy and Germany, and only the portion of the transaction equal to the portion of the original mortgage pool in Italian mortgages is shown in the table.

(2) See Note 6, Expected Loss to be Paid.

When the Company directly insures an obligation, it assigns the obligation to a geographic location or locations based on its view of the geographic location of the risk. For direct exposure this can be a relatively straight-forward determination as, for example, a debt issue supported by availability payments for a toll road in a particular country. The Company may also assign portions of a risk to more than one geographic location. The Company may also have direct exposures to the Selected European Countries in business assumed from unaffiliated monoline insurance companies. In the case of assumed business for direct exposures, the Company depends upon geographic information provided by the primary insurer.

The Company has included in the exposure tables above its indirect economic exposure to the Selected European Countries through exposure it provides on (a) pooled corporate and (b) commercial receivables transactions. The Company considers economic exposure to a selected European Country to be indirect when the exposure relates to only a small portion of an insured transaction that otherwise is not related to a Selected European Country. In most instances, the trustees and/or servicers for such transactions provide reports that identify the domicile of the underlying obligors in the pool (and the Company relies on such reports), although occasionally such information is not available to the Company. The Company has reviewed transactions through which it believes it may have indirect exposure to the Selected European Countries that is material to the transaction and included in the tables above the proportion of the insured par equal to the proportion of obligors so identified as being domiciled in a Selected European Country. The Company may also have indirect exposures to Selected European Countries in business assumed from unaffiliated monoline insurance companies. However, in the case of assumed business for indirect exposures, unaffiliated primary insurers generally do not provide such information to the Company.

3. Outstanding Exposure (Continued)

The Company no longer guarantees any sovereign bonds of the Selected European Countries. The exposure shown in the "Public Finance Category" is from transactions backed by receivable payments from sub-sovereigns in Italy, Spain and Portugal. Sub-sovereign debt is debt issued by a governmental entity or government backed entity, or supported by such an entity, that is other than direct sovereign debt of the ultimate governing body of the country. As of December 31, 2012, the Company no longer had any direct exposure to Greece. In 2012, the Company paid claims under its guarantees of €218 million in net exposure to the sovereign debt of Greece, paying off in full its liabilities with respect to the Greek sovereign bonds.

The Company understands that Moody's recently had undertaken a review of redenomination risk in selected countries in the Eurozone, including some of the Selected European Countries. No redenomination from the Euro to another currency has yet occurred and it may never occur. Therefore, it is not possible to be certain at this point how a redenomination of an issuer's obligations might be implemented in the future and, in particular, whether any redenomination would extend to the Company's obligations under a related financial guarantee.

Significant Risk Management Activities

The Risk Oversight and Audit Committees of the Board of Directors of AGL oversee the Company's risk management policies and procedures. With input from the board committees, specific risk policies and limits are set by the Portfolio Risk Management Committee, which includes members of senior management and senior Credit and Surveillance officers. The Company's Risk Management function encompasses enterprise risk management, establishing the Company's risk appetite, credit underwriting of new business, surveillance and work-out.

Surveillance personnel are responsible for monitoring and reporting on all transactions in the insured portfolio. The primary objective of the surveillance process is to monitor trends and changes in transaction credit quality, detect any deterioration in credit quality, and recommend to management such remedial actions as may be necessary or appropriate. All transactions in the insured portfolio are assigned internal credit ratings, and Surveillance personnel are responsible for recommending adjustments to those ratings to reflect changes in transaction credit quality.

Work-out personnel are responsible for managing work-out and loss mitigation situations, working with surveillance and legal personnel (as well as outside vendors) as appropriate. They develop strategies for the Company to enforce its contractual rights and remedies and to mitigate its losses, engage in negotiation discussions with transaction participants and, when necessary, manage (along with legal personnel) the Company's litigation proceedings.

Since the onset of the financial crisis, the Company has shifted personnel to loss mitigation and work-out activities and hired new personnel to augment its efforts. Although the Company's loss mitigation efforts may extend to any transaction it has identified as having loss potential, much of the activity has been focused on RMBS.

Surveillance Categories

The Company segregates its insured portfolio into investment grade and BIG surveillance categories to facilitate the appropriate allocation of resources to monitoring and loss mitigation efforts and to aid in establishing the appropriate cycle for periodic review for each exposure. BIG exposures include all exposures with internal credit ratings below BBB-. The Company's internal credit ratings are based on internal assessments of the likelihood of default and loss severity in the event of default. Internal credit ratings are expressed on a ratings scale similar to that used by the rating agencies and are generally reflective of an approach similar to that employed by the rating agencies.

The Company monitors its investment grade credits to determine whether any new credits need to be internally downgraded to BIG. The Company refreshes its internal credit ratings on individual credits in quarterly, semi-annual or annual cycles based on the Company's view of the credit's quality, loss potential, volatility and sector. Ratings on credits in sectors identified as under the most stress or with the most potential volatility are reviewed every quarter. The Company's insured credit ratings on assumed credits are based on the Company's reviews of low-rated credits or credits in volatile sectors, unless such information is not available, in which case, the ceding company's credit rating of the transactions are used. The Company models most assumed RMBS credits with par above $1 million, as well as certain RMBS credits below that amount.

3. Outstanding Exposure (Continued)

Credits identified as BIG are subjected to further review to determine the probability of a loss (see Note 6, Expected Loss to be Paid). Surveillance personnel then assign each BIG transaction to the appropriate BIG surveillance category based upon whether a lifetime loss is expected and whether a claim has been paid. The Company expects "lifetime losses" on a transaction when the Company believes there is at least a 50% chance that, on a present value basis, it will pay more claims over the life of that transaction than it ultimately will have reimbursed. For surveillance purposes, the Company calculates present value using a constant discount rate of 5%. (A risk-free rate is used for recording of reserves for financial statement purposes.)

More extensive monitoring and intervention is employed for all BIG surveillance categories, with internal credit ratings reviewed quarterly. The three BIG categories are:

- BIG Category 1: Below-investment-grade transactions showing sufficient deterioration to make lifetime losses possible, but for which none are currently expected. Transactions on which claims have been paid but are expected to be fully reimbursed (other than investment grade transactions on which only liquidity claims have been paid) are in this category.

- BIG Category 2: Below-investment-grade transactions for which lifetime losses are expected but for which no claims (other than liquidity claims which is a claim that the Company expects to be reimbursed within one year) have yet been paid.

- BIG Category 3: Below-investment-grade transactions for which lifetime losses are expected and on which claims (other than liquidity claims) have been paid. Transactions remain in this category when claims have been paid and only a recoverable remains.

Financial Guaranty Exposures
(Insurance and Credit Derivative Form)
As of December 31, 2012

	BIG Net Par Outstanding				Net Par Outstanding	BIG Net Par as a % of Net Par Outstanding
	BIG 1	BIG 2	BIG 3	Total BIG		
			(in millions)			
First lien U.S. RMBS:						
Prime first lien	$ 28	$ 436	$ 11	$ 475	$ 641	0.1%
Alt-A first lien	109	1,987	1,479	3,575	4,589	0.7
Option ARM	61	392	643	1,096	1,550	0.2
Subprime	152	1,161	1,024	2,337	7,330	0.4
Second lien U.S. RMBS:						
Closed end second lien	—	247	157	404	521	0.1
Home equity lines of credit ("HELOCs")	91	—	2,627	2,718	3,196	0.5
Total U.S. RMBS	441	4,223	5,941	10,605	17,827	2.0
Trust preferred securities ("TruPS")	1,920	—	952	2,872	5,693	0.6
Other structured finance	1,310	384	1,325	3,019	70,866	0.6
U.S. public finance	3,290	500	813	4,603	387,967	0.9
Non-U.S. public finance	2,293	—	—	2,293	37,540	0.4
Total	$ 9,254	$ 5,107	$ 9,031	$ 23,392	$ 519,893	4.5%

3. Outstanding Exposure (Continued)

Financial Guaranty Exposures
(Insurance and Credit Derivative Form)
As of December 31, 2011

	BIG Net Par Outstanding				Net Par	BIG Net Par as a % of Net Par
	BIG 1	BIG 2	BIG 3	Total BIG	Outstanding	Outstanding
			(in millions)			
First lien U.S. RMBS:						
Prime first lien	$ 77	$ 465	$ —	$ 542	$ 739	0.1%
Alt-A first lien	1,695	1,028	1,540	4,263	5,329	0.8
Option ARM	25	689	882	1,596	2,433	0.3
Subprime (including net interest margin securities)	795	1,200	513	2,508	8,136	0.4
Second lien U.S. RMBS:						
Closed end second lien	—	495	520	1,015	1,040	0.2
HELOCs	421	—	2,858	3,279	3,890	0.6
Total U.S. RMBS	3,013	3,877	6,313	13,203	21,567	2.4
TruPS	2,501	—	951	3,452	6,334	0.6
Other structured finance	1,295	548	1,429	3,272	88,028	0.6
U.S. public finance	3,395	274	838	4,507	403,073	0.8
Non-U.S. public finance (1)	2,046	282	—	2,328	39,046	0.4
Total	$ 12,250	$ 4,981	$ 9,531	$ 26,762	$ 558,048	4.8%

(1) Includes $282 million in net par as of December 31, 2011, for bonds of the Hellenic Republic of Greece. See Note 6, Expected Loss to be Paid.

3. Outstanding Exposure (Continued)

Below-Investment-Grade Credits
By Category
As of December 31, 2012

Description	Net Par Outstanding			Number of Risks(2)		
	Financial Guaranty Insurance(1)	Credit Derivative	Total	Financial Guaranty Insurance(1)	Credit Derivative	Total
	(dollars in millions)					
BIG:						
Category 1	$ 7,049	$ 2,205	$ 9,254	153	30	183
Category 2	2,606	2,501	5,107	76	27	103
Category 3	7,028	2,003	9,031	142	32	174
Total BIG	$ 16,683	$ 6,709	$ 23,392	371	89	460

Below-Investment-Grade Credits
By Category
As of December 31, 2011

Description	Net Par Outstanding			Number of Risks(2)		
	Financial Guaranty Insurance(1)	Credit Derivative	Total	Financial Guaranty Insurance(1)	Credit Derivative	Total
	(dollars in millions)					
BIG:						
Category 1	$ 8,297	$ 3,953	$ 12,250	171	40	211
Category 2	3,458	1,523	4,981	71	33	104
Category 3	7,204	2,327	9,531	126	26	152
Total BIG	$ 18,959	$ 7,803	$ 26,762	368	99	467

(1) Includes net par outstanding for FG VIEs.

(2) A risk represents the aggregate of the financial guaranty policies that share the same revenue source for purposes of making Debt Service payments.

Superstorm Sandy

On October 29, 2012, Superstorm Sandy made landfall in New Jersey and caused significant loss of life and property damage in New Jersey, New York and Connecticut. The Company does not expect any significant losses as a direct result of the superstorm at this time.

4. Financial Guaranty Insurance Premiums

The portfolio of outstanding exposures discussed in Note 3, Outstanding Exposure, includes financial guaranty contracts that meet the definition of insurance contracts as well as those that meet the definition of a derivative under GAAP. Amounts presented in this note relate only to financial guaranty insurance contracts. See Note 9, Financial Guaranty Contracts Accounted for as Credit Derivatives, for a discussion of credit derivative revenues.

Accounting Policies

Accounting for financial guaranty contracts that meet the scope exception under derivative accounting guidance are subject to industry specific guidance which prescribes revenue recognition methodologies. Contracts that meet the definition of a derivative are accounted for at fair value and discussed separately in these financial statements. The accounting for contracts that fall under the financial guaranty insurance definition are consistent whether the contract was written on a direct basis, assumed from another financial guarantor under a reinsurance treaty, ceded to another insurer under a reinsurance treaty, or acquired in a business combination.

Unearned premium reserve represents deferred premium revenue, net of paid claims that have not yet been expensed ("contra-paid"). The following discussion relates to the deferred premium revenue component of the unearned premium reserve, while the contra-paid is discussed in Note 7, Financial Guaranty Insurance Losses.

The amount of deferred premium revenue at contract inception is determined as follows:

- For premiums received upfront on financial guaranty insurance contracts that were originally underwritten by the Company, deferred premium revenue is equal to the amount of cash received. Upfront premiums typically relate to public finance transactions.

- For premiums received in installments on financial guaranty insurance contracts that were originally underwritten by the Company, deferred premium revenue is the present value of either (1) contractual premiums due or (2) premiums expected to be collected over the life of the contract. For financial guaranty insurance contracts where the underlying collateral is comprised of homogeneous pools of assets, the expected premiums to be collected over the life of the contract is used to estimate the present value of future premiums. To be considered a homogeneous pool of assets prepayments must be contractually prepayable, the amount of prepayments must be probable, and the timing and amount of prepayments can be reasonably estimated. When the Company makes a significant adjustment to prepayment assumptions, or expected premium collections, it recognizes a prospective change in premium revenues. When the Company adjusts prepayment assumptions, an adjustment is recorded to the deferred premium revenue, with a corresponding adjustment to the premium receivable. For all other contracts, the present value of contractual premiums due is used. Premiums receivable are discounted at the risk-free rate at inception and such discount rate is updated only when significant changes to prepayment assumptions are made. Installment premiums typically relate to structured finance transactions, where the insurance premium rate is determined at the inception of the contract but the insured par is subject to prepayment throughout the life of the deal.

- For financial guaranty insurance contracts acquired in a business combination, deferred premium revenue is equal to the fair value of the insurance contract at the date of acquisition based on what a hypothetical similarly rated financial guaranty insurer would have charged for the contract at that date and not the actual cash flows under the insurance contract. The amount of deferred premium revenue differs significantly from cash collections due primarily to fair value adjustments recorded in connection with a business combination.

4. Financial Guaranty Insurance Premiums (Continued)

The Company recognizes deferred premium revenue as earned premium over the contractual period or expected period of the contract in proportion to the amount of insurance protection provided. As premium revenue is recognized, a corresponding decrease to the deferred premium revenue is recorded. The amount of insurance protection provided is a function of the insured principal amount outstanding. Accordingly, the proportionate share of premium revenue recognized in a given reporting period is a constant rate calculated based on the relationship between the insured principal amounts outstanding in the reporting period compared with the sum of each of the insured principal amounts outstanding for all periods. When an insured financial obligation is retired before its maturity, the financial guaranty insurance contract is extinguished. Any nonrefundable deferred premium revenue related to that contract is recognized as premium revenue. When a premium receivable balance is deemed uncollectible, it is written off to bad debt expense.

For reinsurance assumed contracts, earned premium reported in the Company's consolidated statements of operations are calculated based upon data received from ceding companies, however, some ceding companies report premium data between 30 and 90 days after the end of the reporting period. The Company estimates earned premiums for the lag period. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined. When installment premiums are related to reinsurance assumed contracts, the Company assesses the credit quality and liquidity of the ceding companies and the impact of any potential regulatory constraints to determine the collectability of such amounts.

Deferred premium revenue ceded to reinsurers is recorded as an asset in the line item ceded unearned premium reserve. Direct, assumed and ceded premium revenue are presented net in the income statement line item, net earned premiums. Net earned premiums comprise the following:

Net Earned Premiums

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Scheduled net earned premiums	$ 581	$ 765	$ 1,054
Acceleration of premium earnings	249	125	90
Accretion of discount on net premiums receivable	22	28	40
Total financial guaranty insurance	852	918	1,184
Other	1	2	3
Total net earned premiums(1)	$ 853	$ 920	$ 1,187

(1) Excludes $153 million, $75 million and $48 million for the year ended December 31, 2012, 2011 and 2010, respectively, related to consolidated FG VIEs.

Components of Unearned Premium Reserve

	As of December 31, 2012			As of December 31, 2011		
	Gross	Ceded	Net(1)	Gross	Ceded	Net(1)
			(in millions)			
Deferred premium revenue:						
Financial guaranty	$ 5,349	$ 586	$ 4,763	$ 6,046	$ 728	$ 5,318
Other	7	—	7	9	0	9
Total deferred premium revenue	$ 5,356	$ 586	$ 4,770	$ 6,055	$ 728	$ 5,327
Contra-paid	(149)	(25)	(124)	(92)	(19)	(73)
Total	$ 5,207	$ 561	$ 4,646	$ 5,963	$ 709	$ 5,254

(1) Excludes $262 million and $274 million deferred premium revenue and $98 million and $133 million contra-paid related to FG VIEs as of December 31, 2012 and December 31, 2011, respectively.

4. Financial Guaranty Insurance Premiums (Continued)

Net Deferred Premium Revenue Roll Forward

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Balance beginning of period, December 31	$ 5,327	$ 6,272	$ 7,454
Change in accounting (1)	—	—	(169)
Balance beginning of the period, adjusted	5,327	6,272	7,285
Premium written, net	167	251	570
Net premium earned, excluding accretion	(831)	(892)	(1,147)
Commutations of reinsurance contracts	(28)	(19)	—
Foreign exchange translation	3	—	(1)
Changes in expected premium	137	(120)	(247)
Consolidation of FG VIEs	(5)	(165)	(188)
Balance, end of period, December 31	$ 4,770	$ 5,327	$ 6,272

(1) Represents elimination of deferred premium revenue related to the consolidation of FG VIEs.

Gross Premium Receivable, Net of Ceding Commissions Roll Forward

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Balance beginning of period, December 31	$ 1,003	$ 1,168	$ 1,418
Change in accounting (1)	—	—	(19)
Balance beginning of the period, adjusted	1,003	1,168	1,399
Premium written, net of ceding commissions	211	245	347
Premium payments received, net of ceding commissions	(294)	(318)	(487)
Adjustments:			
Changes in the expected term of financial guaranty insurance contracts	44	(104)	(102)
Accretion of discount, net of ceding commissions	36	32	43
Foreign exchange translation	13	(5)	(31)
Consolidation of FG VIEs	(5)	(10)	(6)
Other adjustments	(3)	(5)	5
Balance, end of period, December 31 (2)	$ 1,005	$ 1,003	$ 1,168

(1) Represents elimination of premium receivable related to the consolidation of FG VIEs.

(2) Excludes $29 million, $28 million and $23 million as of December 31, 2012 , 2011 and 2010, respectively, related to consolidated FG VIEs.

Gains or losses due to foreign exchange rate changes relate to installment premium receivables denominated in currencies other than the U.S. dollar. Approximately 47%, and 47% of installment premiums at December 31, 2012 and 2011, respectively, are denominated in currencies other than the U.S. dollar, primarily Euro and British Pound Sterling.

The timing and cumulative amount of actual collections may differ from expected collections in the tables below due to factors such as foreign exchange rate fluctuations, counterparty collectability issues, accelerations, commutations and changes in expected lives.

4. Financial Guaranty Insurance Premiums (Continued)

Expected Collections of Gross Premiums Receivable, Net of Ceding Commissions (Undiscounted)

	December 31, 2012
	(in millions)
2013 (January 1 – March 31)	$ 50
2013 (April 1 – June 30)	38
2013 (July 1 – September 30)	27
2013 (October 1 – December 31)	30
2014	105
2015	95
2016	89
2017	82
2018 – 2022	319
2023 – 2027	204
2028 – 2032	141
After 2032	160
Total(1)	$ 1,340

(1) Excludes expected cash collections on FG VIEs of $36 million.

Scheduled Net Earned Premiums Financial Guaranty Insurance Contracts

	As of December 31, 2012
	(in millions)
2013 (January 1 – March 31)	$ 131
2013 (April 1 – June 30)	126
2013 (July 1 – September 30)	121
2013 (October 1 – December 31)	117
Subtotal 2013	495
2014	433
2015	382
2016	347
2017	311
2018 – 2022	1,188
2023 – 2027	741
2028 – 2032	443
After 2032	423
Total present value basis(1)	4,763
Discount	264
Total future value	$ 5,027

(1) Excludes scheduled net earned premiums on consolidated FG VIEs of $262 million.

Selected Information for Policies Paid in Installments

	As of December 31, 2012	As of December 31, 2011
	(dollars in millions)	
Premiums receivable, net of ceding commission payable	$ 1,005	$ 1,003
Gross deferred premium revenue	1,908	2,193
Weighted-average risk-free rate used to discount premiums	3.5%	3.4%
Weighted-average period of premiums receivable (in years)	9.6	9.8

5. Financial Guaranty Insurance Acquisition Costs

Accounting Policy

Policy acquisition costs that are directly related and essential to successful insurance contract acquisition are deferred for contracts accounted for as insurance. Amortization of deferred policy acquisition costs includes the accretion of discount on ceding commission income and expense. Acquisition costs associated with derivative contracts are not deferrable.

In October 2010, the FASB adopted Accounting Standards Update ("Update") No. 2010-26. The Company adopted this guidance January 1, 2012, with retrospective application. As of January 1, 2010, the effect of retrospective application of Update No. 2010-26 was a reduction to deferred acquisition costs ("DAC") of $80 million and a reduction to retained earnings of $55 million. There was no impact to cash flow. The Update specifies that certain costs incurred in the successful acquisition of new and renewal insurance contracts should be capitalized. These costs include direct costs of contract acquisition that result directly from and are essential to the contract transaction. These costs include expenses such as ceding commissions and the cost of underwriting personnel. Ceding commission expense on assumed reinsurance contracts and ceding commission income on ceded reinsurance contracts that are associated with premiums received in installments are calculated at their contractually defined rates and included in DAC, with a corresponding offset to net premiums receivable or reinsurance balances payable. Management uses its judgment in determining the type and amount of cost to be deferred. The Company conducts an annual study to determine which operating costs qualify for deferral. Costs incurred by the insurer for soliciting potential customers, market research, training, administration, unsuccessful acquisition efforts, and product development as well as all overhead type costs are charged to expense as incurred. DAC are amortized in proportion to net earned premiums. When an insured obligation is retired early, the remaining related DAC is expensed at that time.

Expected losses, which include loss adjustment expenses ("LAE"), investment income, and the remaining costs of servicing the insured or reinsured business, are considered in determining the recoverability of DAC.

Effect of Retrospective Application of New Deferred Acquisition Cost Guidance On Consolidated Statements of Operations

	As Reported Year Ended 2011	Retroactive Application Adjustment	As Revised Year Ended 2011
	(in millions except per share amounts)		
Amortization of DAC	$ 31	$ (14)	$ 17
Other operating expenses	193	19	212
Net income (loss)	776	(3)	773
Earnings per share:			
Basic	4.23	(0.02)	4.21
Diluted	4.18	(0.02)	4.16

	As Reported Year Ended 2010	Retroactive Application Adjustment	As Revised Year Ended 2010
	(in millions except per share amounts)		
Amortization of DAC	$ 34	$ (12)	$ 22
Other operating expenses	212	26	238
Net income (loss)	494	(10)	484
Earnings per share:			
Basic	2.68	(0.05)	2.63
Diluted	2.61	(0.05)	2.56

The effect of retrospective application of Update No. 2010-26 was a reduction to DAC of $99 million as of December 31, 2011.

5. Financial Guaranty Insurance Acquisition Costs (Continued)

Rollforward of Deferred Acquisition Costs
With Retrospective Application of Change in Accounting Principle

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Balance, beginning of period	$ 132	$ 146	$ 162
Costs deferred during the period:			
Ceded and assumed commissions	(13)	(13)	(18)
Premium taxes	4	7	12
Compensation and other acquisition costs	10	9	13
Total	1	3	7
Costs amortized during the period	(17)	(17)	(22)
Foreign exchange translation	—	—	(1)
Balance, end of period	$ 116	$ 132	$ 146

6. Expected Loss to be Paid

Accounting Policy

The insured portfolio includes policies accounted for under three separate accounting models depending on the characteristics of the contract and the Company's control rights. The Company has paid and expects to pay future losses on policies which fall under each of the three accounting models. The following provides a summarized description of the three accounting models required under GAAP for each type of contract, with references to additional information provided throughout this report. The three models are insurance, derivative and VIE consolidation.

However, in order to effectively evaluate and manage the economics and liquidity of the entire insured portfolio, management compiles and analyzes loss information for all policies on a consistent basis because loss payments must be made regardless of accounting model. That is, management monitors and assigns ratings and calculates expected losses in the same manner for all its exposures regardless of form or differing accounting models. Management also considers contract specific characteristics that affect the estimates of expected loss. The discussion of expected loss to be paid within this note encompasses expected losses on all policies in the insured portfolio, whatever the accounting treatment. Net expected loss to be paid in the tables below consists of the present value of future: expected claim and LAE payments, expected recoveries of excess spread in the transaction structures, cessions to reinsurers, and expected recoveries for breaches of representations and warranties ("R&W") and other loss mitigation strategies. Assumptions used in the determination of the net expected loss to be paid presented below, such as delinquency, severity, and discount rates and expected timeframes to recovery in the mortgage market were consistent by sector regardless of the accounting model used.

Accounting Models:

The following is a summary of each of the accounting models prescribed by GAAP with a reference to the notes that describe the accounting polices and required disclosures. This note provides information regarding expected claim payments to be made under all insured contracts regardless of form of execution.

Insurance Accounting

For contracts accounted for as financial guaranty insurance, loss and LAE reserve is recorded only to the extent and for the amount that expected losses to be paid exceed unearned premium reserve. As a result, the Company has expected losses that have not yet been expensed but will be expensed in future periods. Such amounts will be expensed in future periods as deferred premium revenue amortizes into income. Expected loss to be paid is important from a liquidity perspective in that it represents the present value of amounts that the Company expects to pay or recover in future periods. Expected loss to be expensed is important because it presents the Company's projection of incurred losses that will be recognized in future periods as deferred premium revenue amortizes into income. See Note 7, Financial Guaranty Insurance Losses.

6. Expected Loss to be Paid (Continued)

Derivative Accounting, at Fair Value

For contracts that do not meet the financial guaranty scope exception in the derivative accounting guidance (primarily due to the fact that the insured is not required to be exposed to the insured risk throughout the life of the contract), the Company records such credit derivative contracts at fair value on the consolidated balance sheet with changes in fair value recorded in the consolidated statement of operations. Expected loss to be paid is an important measure used by management to analyze the net economic loss on credit derivatives. The fair value recorded on the balance sheet represents an exit price in a hypothetical market because the Company does not trade its credit derivative contracts. The fair value is determined using significant Level 3 inputs in an internally developed model while the expected loss to be paid (which represents the present value of expected cash outflows) uses methodologies and assumptions consistent with financial guaranty insurance expected losses to be paid. See Note 8, Fair Value Measurement and Note 9, Financial Guaranty Contracts Accounted for as Credit Derivatives.

VIE Consolidation, at Fair Value

For financial guaranty insurance contracts issued on the debt of variable interest entities over which the Company is deemed to be the primary beneficiary due to its control rights, as defined in accounting literature, the Company consolidates the FG VIE. The Company's expected loss to be paid is reflected in the fair value of the FG VIEs liabilities. The Company carries the assets and liabilities of the FG VIEs at fair value under the fair value option election. Management assesses the losses on the insured debt of the consolidated FG VIEs in the same manner as other financial guaranty insurance and credit derivative contracts. Expected loss to be paid for FG VIEs pursuant to AGC's and AGM's financial guaranty insurance policies is calculated in a manner consistent with the Company's other financial guaranty insurance contracts.

Expected Loss to be Paid

The expected loss to be paid is equal to the present value of expected future cash outflows for claim and LAE payments, net of inflows for expected salvage and subrogation (i.e. excess spread on the underlying collateral, and estimated and contractual recoveries for breaches of representations and warranties), using current risk-free rates. When the Company becomes entitled to the cash flow from the underlying collateral of an insured credit under salvage and subrogation rights as a result of a claim payment or estimated future claim payment, it reduces the expected loss to be paid on the contract. Net expected loss to be paid is defined as expected loss to be paid, net of amounts ceded to reinsurers.

The current risk-free rate is based on the remaining period of the contract used in the premium revenue recognition calculation (i.e., the contractual or expected period, as applicable). The Company updates the discount rate each quarter and records the effect of such changes in economic loss development. Expected cash outflows and inflows are probability weighted cash flows that reflect the likelihood of all possible outcomes. The Company estimates the expected cash outflows and inflows using management's assumptions about the likelihood of all possible outcomes based on all information available to it. Those assumptions consider the relevant facts and circumstances and are consistent with the information tracked and monitored through the Company's risk-management activities.

Economic Loss Development

Economic loss development represents the change in expected loss to be paid attributable to all factors other than loss and LAE payments. It includes the effects of changes in assumptions based on observed market trends, changes in discount rates, accretion of discount and the economic effects of loss mitigation efforts.

6. Expected Loss to be Paid (Continued)

Loss Mitigation

Expected loss to be paid and economic loss development include the effects of loss mitigation strategies and other contractual rights to mitigate losses such as: negotiated and estimated recoveries for breaches of representations and warranties, and purchases of insured debt obligations. Additionally, in certain cases, issuers of insured obligations elected, or the Company and an issuer mutually agreed as part of a negotiation, to deliver the underlying collateral or insured obligation to the Company. In circumstances where the Company has acquired its own insured obligations that have expected losses, either as part of loss mitigation strategy or via delivery of underlying collateral, expected loss to be paid is reduced by the proportionate share of the insured obligation that was purchased. The difference between the purchase price of the obligation and the fair value excluding the value of the Company's insurance, is treated as a paid loss for both purchased bonds and delivered collateral or insured obligations. Assets that are purchased or put to the Company are recorded in the investment portfolio, at fair value, excluding the value of the Company's insurance or credit derivative contract. See Note 11, Investments and Cash and Note 8, Fair Value Measurement.

Loss Estimation Process

The Company's loss reserve committees estimate expected loss to be paid for all contracts. Surveillance personnel present analyses related to potential losses to the Company's loss reserve committees for consideration in estimating the expected loss to be paid. Such analyses include the consideration of various scenarios with potential probabilities assigned to them. Depending upon the nature of the risk, the Company's view of the potential size of any loss and the information available to the Company, that analysis may be based upon individually developed cash flow models, internal credit rating assessments and sector-driven loss severity assumptions or judgmental assessments. In the case of its assumed business, the Company may conduct its own analysis as just described or, depending on the Company's view of the potential size of any loss and the information available to the Company, the Company may use loss estimates provided by ceding insurers. The Company's loss reserve committees review and refresh the estimate of expected loss to be paid each quarter. The Company's estimate of ultimate loss on a policy is subject to significant uncertainty over the life of the insured transaction due to the potential for significant variability in credit performance as a result of economic, fiscal and financial market variability over the long duration of most contracts. The determination of expected loss to be paid is an inherently subjective process involving numerous estimates, assumptions and judgments by management.

The following table presents a roll forward of the present value of net expected loss to be paid for all contracts, whether accounted for as insurance, credit derivatives or FG VIEs, by sector before and after the benefit for estimated and contractual recoveries for breaches of R&W. The Company used weighted average risk-free rates for U.S. dollar denominated obligations, which ranged from 0.0% to 3.28% as of December 31, 2012 and 0.0% to 3.27% as of December 31, 2011.

6. Expected Loss to be Paid (Continued)

Net Expected Loss to be Paid Before Recoveries for Breaches of R&W Roll Forward by Sector Year Ended December 31, 2012

	Net Expected Loss to be Paid as of December 31, 2011(2)	Economic Loss Development	(Paid) Recovered Losses(1)	Net Expected Loss to be Paid as of December 31, 2012(2)
		(in millions)		
U.S. RMBS:				
First lien:				
Prime first lien	$ 5	$ 5	$ —	$ 10
Alt-A first lien	702	102	(111)	693
Option ARM	935	128	(603)	460
Subprime	342	57	(48)	351
Total first lien	1,984	292	(762)	1,514
Second lien:				
Closed-end second lien	138	(5)	(34)	99
HELOCs	159	80	(200)	39
Total second lien	297	75	(234)	138
Total U.S. RMBS	2,281	367	(996)	1,652
TruPS	64	(30)	(7)	27
Other structured finance	342	2	(32)	312
U.S. public finance	16	74	(83)	7
Non-U.S public finance	51	221	(220)	52
Other insurance	2	(17)	12	(3)
Total	$ 2,756	$ 617	$ (1,326)	$ 2,047

6. Expected Loss to be Paid (Continued)

Net Expected Loss to be Paid
Before Recoveries for Breaches of R&W
Roll Forward by Sector
Year Ended December 31, 2011

	Net Expected Loss to be Paid as of December 31, 2010	Economic Loss Development	(Paid) Recovered Losses(1)	Expected Loss to be Paid as of December 31, 2011
		(in millions)		
U.S. RMBS:				
First lien:				
Prime first lien	$ 2	$ 3	$ —	$ 5
Alt-A first lien	549	250	(97)	702
Option ARM	941	515	(521)	935
Subprime	337	27	(22)	342
Total first lien	1,829	795	(640)	1,984
Second lien:				
Closed-end second lien	266	(46)	(82)	138
HELOCs	198	290	(329)	159
Total second lien	464	244	(411)	297
Total U.S. RMBS	2,293	1,039	(1,051)	2,281
TruPS	90	(21)	(5)	64
Other structured finance	262	101	(21)	342
U.S. public finance	82	(1)	(65)	16
Non-U.S public finance	7	44	—	51
Other insurance	2	—	—	2
Total	$ 2,736	$ 1,162	$ (1,142)	$ 2,756

(1) Net of ceded paid losses, whether or not such amounts have been settled with reinsurers. Ceded paid losses are typically settled 45 days after the end of the reporting period. Such amounts are recorded in reinsurance recoverable on paid losses included in other assets.

(2) Includes expected LAE to be paid for mitigating claim liabilities of $39 million as of December 31, 2012 and $35 million as of December 31, 2011. The Company paid $47 million and $25 million in LAE for the years ended December 31, 2012 and 2011, respectively.

6. Expected Loss to be Paid (Continued)

Net Expected Recoveries from Breaches of R&W Rollforward Year Ended December 31, 2012

	Future Net R&W Benefit as of December 31, 2011	R&W Development and Accretion of Discount During 2012	R&W Recovered During 2012(1)	Future Net R&W Benefit as of December 31, 2012(2)
	(in millions)			
U.S. RMBS:				
First lien:				
Prime first lien	$ 3	$ 1	$ —	$ 4
Alt-A first lien	407	40	(69)	378
Option ARM	725	89	(223)	591
Subprime	101	8	—	109
Total first lien	1,236	138	(292)	1,082
Second lien:				
Closed end second lien	224	5	(91)	138
HELOC	190	36	(76)	150
Total second lien	414	41	(167)	288
Total	$ 1,650	$ 179	$ (459)	$ 1,370

Net Expected Recoveries from Breaches of R&W Rollforward Year Ended December 31, 2011

	Future Net R&W Benefit as of December 31, 2010	R&W Development and Accretion of Discount During 2011	R&W Recovered During 2011(1)	Future Net R&W Benefit as of December 31, 2011
	(in millions)			
U.S. RMBS:				
First lien:				
Prime first lien	$ 1	$ 2	$ —	$ 3
Alt-A first lien	149	260	(2)	407
Option ARM	312	508	(95)	725
Subprime	27	74	—	101
Total first lien	489	844	(97)	1,236
Second lien:				
Closed end second lien	178	55	(9)	224
HELOC	1,004	139	(953)	190
Total second lien	1,182	194	(962)	414
Total	$ 1,671	$ 1,038	$ (1,059)	$ 1,650

(1) Gross amounts recovered were $485 million and $1,212 million for years ended December 31, 2012 and 2011, respectively.

(2) Includes excess spread that the Company will receive as salvage as a result of a settlement agreement with a R&W provider.

6. Expected Loss to be Paid (Continued)

Net Expected Loss to be Paid
After Net Expected Recoveries for Breaches of R&W
Roll Forward
Year Ended December 31, 2012

	Net Expected Loss to be Paid as of December 31, 2011	Economic Loss Development	(Paid) Recovered Losses(1)	Net Expected Loss to be Paid as of December 31, 2012
		(in millions)		
U.S. RMBS:				
First lien:				
Prime first lien	$ 2	$ 4	$ —	$ 6
Alt-A first lien	295	62	(42)	315
Option ARM	210	39	(380)	(131)
Subprime	241	49	(48)	242
Total first lien	748	154	(470)	432
Second lien:				
Closed-end second lien	(86)	(10)	57	(39)
HELOCs	(31)	44	(124)	(111)
Total second lien	(117)	34	(67)	(150)
Total U.S. RMBS	631	188	(537)	282
TruPS	64	(30)	(7)	27
Other structured finance	342	2	(32)	312
U.S. public finance	16	74	(83)	7
Non-U.S public finance	51	221	(220)	52
Other	2	(17)	12	(3)
Total	$ 1,106	$ 438	$ (867)	$ 677

6. Expected Loss to be Paid (Continued)

Net Expected Loss to be Paid
After Net Expected Recoveries for Breaches of R&W
Roll Forward
Year Ended December 31, 2011

	Net Expected Loss to be Paid as of December 31, 2010	Economic Loss Development	(Paid) Recovered Losses(1)	Expected Loss to be Paid as of December 31, 2011
	(in millions)			
U.S. RMBS:				
First lien:				
Prime first lien	$ 1	$ 1	$ —	$ 2
Alt-A first lien	400	(10)	(95)	295
Option ARM	629	7	(426)	210
Subprime	310	(47)	(22)	241
Total first lien	1,340	(49)	(543)	748
Second lien:				
Closed-end second lien	88	(101)	(73)	(86)
HELOCs	(806)	151	624	(31)
Total second lien	(718)	50	551	(117)
Total U.S. RMBS	622	1	8	631
TruPS	90	(21)	(5)	64
Other structured finance	262	101	(21)	342
U.S. public finance	82	(1)	(65)	16
Non-U.S public finance	7	44	—	51
Other	2	—	—	2
Total	$ 1,065	$ 124	$ (83)	$ 1,106

(1) Net of ceded paid losses, whether or not such amounts have been settled with reinsurers. Ceded paid losses are typically settled 45 days after the end of the reporting period. Such amounts are recorded in reinsurance recoverable on paid losses included in other assets.

6. Expected Loss to be Paid (Continued)

The following tables present the present value of net expected loss to be paid for all contracts by accounting model, by sector and after the benefit for estimated and contractual recoveries for breaches of R&W.

Net Expected Loss to be Paid
By Accounting Model
As of December 31, 2012

	Financial Guaranty Insurance	FG VIEs(1)	Credit Derivatives	Total
		(in millions)		
US RMBS:				
First lien:				
Prime first lien	$ 4	$ —	$ 2	$ 6
Alt-A first lien	164	27	124	315
Option ARM	(114)	(37)	20	(131)
Subprime	118	50	74	242
Total first lien	172	40	220	432
Second Lien:				
Closed-end second lien	(60)	31	(10)	(39)
HELOCs	56	(167)	—	(111)
Total second lien	(4)	(136)	(10)	(150)
Total U.S. RMBS	168	(96)	210	282
TruPS	1	—	26	27
Other structured finance	224	—	88	312
U.S. public finance	7	—	—	7
Non-U.S. public finance	51	—	1	52
Subtotal	$ 451	$ (96)	$ 325	680
Other				(3)
Total				$ 677

6. Expected Loss to be Paid (Continued)

Net Expected Loss to be Paid
By Accounting Model
As of December 31, 2011

	Financial Guaranty Insurance	FG VIEs(1)	Credit Derivatives	Total
		(in millions)		
US RMBS:				
First lien:				
Prime first lien	$ 2	$ —	$ —	$ 2
Alt-A first lien	130	5	160	295
Option ARM	128	25	57	210
Subprime	96	44	101	241
Total first lien	356	74	318	748
Second Lien:				
Closed-end second lien	(58)	(22)	(6)	(86)
HELOCs	128	(159)	—	(31)
Total second lien	70	(181)	(6)	(117)
Total U.S. RMBS	426	(107)	312	631
TruPS	13	—	51	64
Other structured finance	240	—	102	342
U.S. public finance	16	—	—	16
Non-U.S. public finance	50	—	1	51
Subtotal	$ 745	$ (107)	$ 466	1,104
Other				2
Total				$ 1,106

(1) Refer to Note 10, Consolidation of Variable Interest Entities.

6. Expected Loss to be Paid (Continued)

The following tables present the net economic loss development for all contracts by accounting model, by sector and after the benefit for estimated and contractual recoveries for breaches of R&W.

Net Economic Loss Development
By Accounting Model
Year Ended December 31, 2012

	Financial Guaranty Insurance	FG VIEs(1)	Credit Derivatives(2)	Total
		(in millions)		
US RMBS:				
First lien:				
Prime first lien	$ 2	$ —	$ 2	$ 4
Alt-A first lien	38	(10)	34	62
Option ARM	37	(8)	10	39
Subprime	31	7	11	49
Total first lien	108	(11)	57	154
Second Lien:				
Closed-end second lien	13	(23)	—	(10)
HELOCs	37	7	—	44
Total second lien	50	(16)	—	34
Total U.S. RMBS	158	(27)	57	188
TruPS	(11)	—	(19)	(30)
Other structured finance	15	—	(13)	2
U.S. public finance	75	—	(1)	74
Non-U.S. public finance	222	—	(1)	221
Subtotal	$ 459	$ (27)	$ 23	455
Other				(17)
Total				$ 438

6. Expected Loss to be Paid (Continued)

Net Economic Loss Development
By Accounting Model
Year Ended December 31, 2011

	Financial Guaranty Insurance	FG VIEs(1)	Credit Derivatives(2)	Total
		(in millions)		
US RMBS:				
First lien:				
Prime first lien	$ —	$ —	$ 1	$ 1
Alt-A first lien	(2)	17	(25)	(10)
Option ARM	(94)	98	3	7
Subprime	(121)	78	(4)	(47)
Total first lien	(217)	193	(25)	(49)
Second Lien:				
Closed-end second lien	(96)	18	(23)	(101)
HELOCs	318	(167)	—	151
Total second lien	222	(149)	(23)	50
Total U.S. RMBS	5	44	(48)	1
TruPS	—	—	(21)	(21)
Other structured finance	111	—	(10)	101
U.S. public finance	42	—	(43)	(1)
Non-U.S. public finance	—	—	44	44
Subtotal	$ 158	$ 44	$ (78)	124
Other				—
Total				$ 124

(1) Refer to Note 10, Consolidation of Variable Interest Entities.

(2) Refer to Note 9, Financial Guaranty Contracts Accounted for as Credit Derivatives.

Approach to Projecting Losses in U.S. RMBS

The Company projects losses on its insured U.S. RMBS on a transaction-by-transaction basis by projecting the performance of the underlying pool of mortgages over time and then applying the structural features (i.e., payment priorities and tranching) of the RMBS to the projected performance of the collateral over time. The resulting projected claim payments or reimbursements are then discounted using risk-free rates. For transactions where the Company projects it will receive recoveries from providers of R&W, it projects the amount of recoveries and either establishes a recovery for claims already paid or reduces its projected claim payments accordingly.

The further behind a mortgage borrower falls in making payments, the more likely it is that he or she will default. The rate at which borrowers from a particular delinquency category (number of monthly payments behind) eventually default is referred to as the "liquidation rate." Liquidation rates may be derived from observed roll rates, which are the rates at which loans progress from one delinquency category to the next and eventually to default and liquidation. The Company applies liquidation rates to the mortgage loan collateral in each delinquency category and makes certain timing assumptions to project near-term mortgage collateral defaults from loans that are currently delinquent.

6. Expected Loss to be Paid (Continued)

Mortgage borrowers that are not more than one payment behind (generally considered performing borrowers) have demonstrated an ability and willingness to pay throughout the recession and mortgage crisis, and as a result are viewed as less likely to default than delinquent borrowers. Performing borrowers that eventually default will also need to progress through delinquency categories before any defaults occur. The Company projects how many of the currently performing loans will default and when they will default, by first converting the projected near term defaults of delinquent borrowers derived from liquidation rates into a vector of conditional default rates ("CDR"), then projecting how the conditional default rates will develop over time. Loans that are defaulted pursuant to the conditional default rate after the liquidation of currently delinquent loans represent defaults of currently performing loans. A conditional default rate is the outstanding principal amount of defaulted loans liquidated in the current month divided by the remaining outstanding amount of the whole pool of loans (or "collateral pool balance"). The collateral pool balance decreases over time as a result of scheduled principal payments, partial and whole principal prepayments, and defaults.

In order to derive collateral pool losses from the collateral pool defaults it has projected, the Company applies a loss severity. The loss severity is the amount of loss the transaction experiences on a defaulted loan after the application of net proceeds from the disposal of the underlying property. The Company projects loss severities by sector based on its experience to date. Further detail regarding the assumptions and variables the Company used to project collateral losses in its U.S. RMBS portfolio may be found below in the sections "*U.S. Second Lien RMBS Loss Projections: HELOCs and Closed-End Second Lien*" and "*U.S. First Lien RMBS Loss Projections: Alt-A First Lien, Option ARM, Subprime and Prime.*"

The Company is in the process of enforcing claims for breaches of R&W regarding the characteristics of the loans included in the collateral pools. The Company calculates a credit from the RMBS issuer for such recoveries where the R&W were provided by an entity the Company believes to be financially viable and where the Company already has access or believes it will attain access to the underlying mortgage loan files. Where the Company has an agreement with an R&W provider (e.g., the Bank of America Agreement or the Deutsche Bank Agreement) or where it is in advanced discussions on a potential agreement, that credit is based on the agreement or potential agreement. In second lien RMBS transactions where there is no agreement or advanced discussions, this credit is based on a percentage of actual repurchase rates achieved across those transactions where material repurchases have been made. In certain scenarios included in the probability weighted R&W estimates for first lien RMBS transactions where there is no agreement or advanced discussions, this credit is estimated by reducing collateral losses projected by the Company to reflect a percentage of the recoveries the Company believes it will achieve, based on a percentage of actual repurchase rates achieved or based on the Company's two largest settlements with Bank of America Agreement and Deutsche Bank Agreement. The first lien approach is different from the second lien approach because the Company's first lien transactions have multiple tranches and a more complicated method is required to correctly allocate credit to each tranche. In each case, the credit is a function of the projected lifetime collateral losses in the collateral pool, so an increase in projected collateral losses generally increases the R&W credit calculated by the Company for the RMBS issuer. Further detail regarding how the Company calculates these credits may be found under "*Breaches of Representations and Warranties*" below.

The Company projects the overall future cash flow from a collateral pool by adjusting the payment stream from the principal and interest contractually due on the underlying mortgages for (a) the collateral losses it projects as described above, (b) assumed voluntary prepayments and (c) recoveries for breaches of R&W as described above. The Company then applies an individual model of the structure of the transaction to the projected future cash flow from that transaction's collateral pool to project the Company's future claims and claim reimbursements for that individual transaction. Finally, the projected claims and reimbursements are discounted using risk-free rates. As noted above, the Company runs several sets of assumptions regarding mortgage collateral performance, or scenarios, and probability weights them.

The ultimate performance of the Company's RMBS transactions remains highly uncertain, may differ from the Company's projections and may be subject to considerable volatility due to the influence of many factors, including the level and timing of loan defaults, changes in housing prices, results from the Company's loss mitigation activities and other variables. The Company will continue to monitor the performance of its RMBS exposures and will adjust its RMBS loss projection assumptions and scenarios based on actual performance and management's view of future performance.

6. Expected Loss to be Paid (Continued)

Year-End 2012 Compared to Year-End 2011 U.S. RMBS Loss Projections

The Company's RMBS loss projection methodology assumes that the housing and mortgage markets will eventually improve. Each quarter the Company makes a judgment as to whether to change the assumptions it uses to make RMBS loss projections based on its observation during the quarter of the performance of its insured transactions (including early stage delinquencies, late stage delinquencies and, for first liens, loss severity) as well as the residential property market and economy in general, and, to the extent it observes changes, it makes a judgment as whether those changes are normal fluctuations or part of a trend. Based on such observations, the Company chose to use essentially the same assumptions and scenarios to project RMBS loss as of December 31, 2012 as it used as of December 31, 2011, except that as compared to December 31, 2011:

- in its most optimistic scenario, it reduced by three months the period it assumed it would take the mortgage market to recover; and

- in its most pessimistic scenario, it increased by three months the period it assumed it would take the mortgage market to recover.

The Company's use of essentially the same assumptions and scenarios to project RMBS losses as of December 31, 2012 as at December 31, 2011 was consistent with its view at December 31, 2012 that the housing and mortgage market recovery is occurring at a slower pace than it anticipated at December 31, 2011. The Company's changes during 2012 to the period it would take the mortgage market to recover in its most optimistic scenario and its most pessimistic scenario allowed it to consider a wider range of possibilities for the speed of the recovery. Since the Company's projections for each RMBS transaction are based on the delinquency performance of the loans in that individual RMBS transaction, improvement or deterioration in that aspect of a transaction's performance impacts the projections for that transaction. The methodology and assumptions the Company uses to project RMBS losses and the scenarios it employs are described in more detail below under "– U.S. Second Lien RMBS Loss Projections: HELOCs and Closed-End Second Lien" and " – U.S. First Lien RMBS Loss Projections: Alt A First Lien, Option ARM, Subprime and Prime".

Year-End 2011 Compared to Year-End 2010 U.S. RMBS Loss Projections

During 2011 the Company made a judgment as to whether to change the assumptions it used to make RMBS loss projections based on its observation of the performance of its insured transactions (including early stage delinquencies, late stage delinquencies and, for first liens, loss severity) as well as the residential property market and economy in general, and, to the extent it observed changes, it made a judgment as whether those changes were normal fluctuations or part of a trend. Based on such observations, the Company chose to use essentially the same assumptions and scenarios to project RMBS loss as of December 31, 2011 as it used as of December 31, 2010, except that as compared to December 31, 2010:

- based on its observation of the slow mortgage market recovery, the Company increased its base case expected period for reaching the final conditional default rate in second lien transactions and adjusted the probability weightings it applied to second lien scenarios from year-end 2010 to reflect the changes to those scenarios;

- also based on its observation of the slow mortgage market recovery the Company added a more stressful first lien scenario at year-end 2011 reflecting an even slower potential recovery in the housing and mortgage markets, making what had prior to that been a stress scenario its base scenario;

- based on its observation of increased loss severity rates, the Company increased its projected loss severity rates in various of its first lien scenarios; and

- based on its observation of liquidation rates, the Company decreased the liquidation rates it applied to non-performing loans.

6. Expected Loss to be Paid (Continued)

The Company's use of essentially the same assumptions and scenarios to project RMBS losses as of December 31, 2011 as at December 31, 2010 was consistent with its view at December 31, 2011 that the housing and mortgage market recovery was occurring at a slower pace than it anticipated at December 31, 2010. Since the Company's projections for each RMBS transaction are based on the delinquency performance of the loans in that individual RMBS transaction, improvement or deterioration in that aspect of a transaction's performance impacts the projections for that transaction. The methodology and assumptions the Company uses to project RMBS losses and the scenarios it employs are described in more detail below under "– U.S. Second Lien RMBS Loss Projections: HELOCs and Closed-End Second Lien" and " – U.S. First Lien RMBS Loss Projections: Alt A First Lien, Option ARM, Subprime and Prime".

U.S. Second Lien RMBS Loss Projections: HELOCs and Closed-End Second Lien

The Company insures two types of second lien RMBS: those secured by HELOCs and those secured by closed end second lien mortgages. HELOCs are revolving lines of credit generally secured by a second lien on a one to four family home. A mortgage for a fixed amount secured by a second lien on a one to four family home is generally referred to as a closed end second lien. Second lien RMBS sometimes include a portion of loan collateral with a different priority than the majority of the collateral. The Company has material exposure to second lien mortgage loans originated and serviced by a number of parties, but the Company's most significant second lien exposure is to HELOCs originated and serviced by Countrywide, a subsidiary of Bank of America. See "—Breaches of Representations and Warranties."

The delinquency performance of HELOC and closed end second lien exposures included in transactions insured by the Company began to deteriorate in 2007, and such transactions continue to perform below the Company's original underwriting expectations. While insured securities benefit from structural protections within the transactions designed to absorb collateral losses in excess of previous historically high levels, in many second lien RMBS projected losses now exceed those structural protections.

The Company believes the primary variables affecting its expected losses in second lien RMBS transactions are the amount and timing of future losses in the collateral pool supporting the transactions and the amount of loans repurchased for breaches of R&W (or agreements with R&W providers related to such obligations). Expected losses are also a function of the structure of the transaction; the voluntary prepayment rate (typically also referred to as conditional prepayment rate ("CPR") of the collateral); the interest rate environment; and assumptions about the draw rate and loss severity. These variables are interrelated, difficult to predict and subject to considerable volatility. If actual experience differs from the Company's assumptions, the losses incurred could be materially different from the estimate. The Company continues to update its evaluation of these exposures as new information becomes available.

The following table shows the range of key assumptions for the calculation of expected loss to be paid for individual transactions for direct vintage 2004 - 2008 second lien U.S. RMBS.

Key Assumptions in Base Case Expected Loss Estimates Second Lien RMBS(1)

HELOC key assumptions	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Plateau CDR	3.8% – 15.9%	4.0% – 27.4%	4.2% – 22.0%
Final CDR trended down to	0.4% – 3.2%	0.4% – 3.2%	0.4% – 3.2%
Expected period until final CDR	36 months	36 months	36 months
Initial CPR	2.9% – 15.4%	1.4% – 25.8%	3.3% – 17.5%
Final CPR	10%	10%	10%
Loss severity	98%	98%	98%
Initial draw rate	0.0% – 4.8%	0.0% – 15.3%	0.0% – 6.8%

6. Expected Loss to be Paid (Continued)

Closed-end second lien key assumptions	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Plateau CDR	7.3% – 20.7%	6.9% – 29.5%	7.3% – 38.8%
Final CDR trended down to	3.5% – 9.1%	3.5% – 9.1%	3.3% – 9.1%
Expected period until final CDR	36 months	36 months	36 months
Initial CPR	1.9% – 12.5%	0.9% – 14.7%	1.3% – 9.7%
Final CPR	10%	10%	10%
Loss severity	98%	98%	98%

(1) Represents variables for most heavily weighted scenario (the "base case").

In second lien transactions the projection of near-term defaults from currently delinquent loans is relatively straightforward because loans in second lien transactions are generally "charged off" (treated as defaulted) by the securitization's servicer once the loan is 180 days past due. Most second lien transactions report the amount of loans in five monthly delinquency categories (*i.e.*, 30-59 days past due, 60-89 days past due, 90-119 days past due, 120-149 days past due and 150-179 days past due). The Company estimates the amount of loans that will default over the next five months by calculating current representative liquidation rates (the percent of loans in a given delinquency status that are assumed to ultimately default) from selected representative transactions and then applying an average of the preceding twelve months' liquidation rates to the amount of loans in the delinquency categories. The amount of loans projected to default in the first through fifth months is expressed as a CDR. The first four months' CDR is calculated by applying the liquidation rates to the current period past due balances (i.e., the 150-179 day balance is liquidated in the first projected month, the 120-149 day balance is liquidated in the second projected month, the 90-119 day balance is liquidated in the third projected month and the 60-89 day balance is liquidated in the fourth projected month). For the fifth month the CDR is calculated using the average 30-59 day past due balances for the prior three months. The fifth month CDR is then used as the basis for the plateau period that follows the embedded five months of losses.

As of December 31, 2012, for the base case scenario, the CDR (the "plateau CDR") was held constant for one month. Once the plateau period has ended, the CDR is assumed to gradually trend down in uniform increments to its final long-term steady state CDR. In the base case scenario, the time over which the CDR trends down to its final CDR is 30 months. Therefore, the total stress period for second lien transactions is 36 months, comprising five months of delinquent data, a one month plateau period and 30 months of decrease to the steady state CDR. This is the same as December 31, 2011, but 12 months longer than the total stress period of 24 months (comprising five months of delinquent data, a one month plateau period and 18 months of decrease to the steady state CDR) it used for December 31, 2010. The long-term steady state CDR is calculated as the constant CDR that would have yielded the amount of losses originally expected at underwriting. When a second lien loan defaults, there is generally a very low recovery. Based on current expectations of future performance, the Company assumes that it will only recover 2% of the collateral, the same as December 31, 2011 and December 31, 2010.

The rate at which the principal amount of loans is prepaid may impact both the amount of losses projected (which is a function of the CDR and the loan balance over time) as well as the amount of excess spread (which is the excess of the interest paid by the borrowers on the underlying loan over the amount of interest and expenses owed on the insured obligations). In the base case, the current CPR (based on experience of the most recent three quarters) is assumed to continue until the end of the plateau before gradually increasing to the final CPR over the same period the CDR decreases. For transactions where the initial CPR is higher than the final CPR, the initial CPR is held constant. The final CPR is assumed to be 10% for both HELOC and closed-end second lien transactions. This level is much higher than current rates for most transactions, but lower than the historical average, which reflects the Company's continued uncertainty about the projected performance of the borrowers in these transactions. This pattern is consistent with how the Company modeled the CPR at December 31, 2011 and December 31, 2010. To the extent that prepayments differ from projected levels it could materially change the Company's projected excess spread and losses.

The Company uses a number of other variables in its second lien loss projections, including the spread between relevant interest rate indices, and HELOC draw rates (the amount of new advances provided on existing HELOCs expressed as a percentage of current outstanding advances). For HELOC transactions, the draw rate is assumed to decline from the current level to a final draw rate over a period of three months. The final draw rates were assumed to range from 0.0% to 2.4%.

6. Expected Loss to be Paid (Continued)

In estimating expected losses, the Company modeled and probability weighted three possible CDR curves applicable to the period preceding the return to the long-term steady state CDR. The Company believes that the level of the elevated CDR and the length of time it will persist is the primary driver behind the likely amount of losses the collateral will suffer (before considering the effects of repurchases of ineligible loans). The Company continues to evaluate the assumptions affecting its modeling results.

As of December 31, 2012, the Company's base case assumed a one month CDR plateau and a 30 month ramp-down (for a total stress period of 36 months). The Company also modeled a scenario with a longer period of elevated defaults and another with a shorter period of elevated defaults and weighted them the same as of December 31, 2011. Increasing the CDR plateau to four months and increasing the ramp-down by three months to 33-months (for a total stress period of 42 months) would increase the expected loss by approximately $48 million for HELOC transactions and $3 million for closed-end second lien transactions. On the other hand, keeping the CDR plateau at one month but decreasing the length of the CDR ramp-down to 21 months (for a total stress period of 27 months) would decrease the expected loss by approximately $50 million for HELOC transactions and $3 million for closed-end second lien transactions. The length of the total stress period the Company used in its pessimistic scenario December 31, 2012 was three months longer than the total stress period it used at December 31, 2011 and 15 months longer than the total stress period it used at December 31, 2010. On the other hand, the total stress period the Company used in its optimistic scenario at December 31, 2012 was three months shorter than the total stress period it used at December 31, 2011 but nine months longer than the total stress period it used at December 31, 2010.

U.S. First Lien RMBS Loss Projections: Alt-A First Lien, Option ARM, Subprime and Prime

First lien RMBS are generally categorized in accordance with the characteristics of the first lien mortgage loans on one-to-four family homes supporting the transactions. The collateral supporting "subprime RMBS" transactions consists of first-lien residential mortgage loans made to subprime borrowers. A "subprime borrower" is one considered to be a higher risk credit based on credit scores or other risk characteristics. Another type of RMBS transaction is generally referred to as "Alt-A first lien." The collateral supporting such transactions consists of first-lien residential mortgage loans made to "prime" quality borrowers who lack certain ancillary characteristics that would make them prime. When more than 66% of the loans originally included in the pool are mortgage loans with an option to make a minimum payment that has the potential to amortize the loan negatively (*i.e.*, increase the amount of principal owed), the transaction is referred to as an "Option ARM." Finally, transactions may be composed primarily of loans made to prime borrowers. First lien RMBS sometimes include a portion of loan collateral that differs in priority from the majority of the collateral.

The performance of the Company's first lien RMBS exposures began to deteriorate in 2007 and such transactions, continue to perform below the Company's original underwriting expectations. The Company currently projects first lien collateral losses many times those expected at the time of underwriting. While insured securities benefited from structural protections within the transactions designed to absorb some of the collateral losses, in many first lien RMBS transactions, projected losses exceed those structural protections.

The majority of projected losses in first lien RMBS transactions are expected to come from non-performing mortgage loans (those that are delinquent or in foreclosure or where the loan has been foreclosed and the RMBS issuer owns the underlying real estate). Changes in the amount of non-performing loans from the amount projected in the previous period are one of the primary drivers of loss development in this portfolio. In order to determine the number of defaults resulting from these delinquent and foreclosed loans, the Company applies a liquidation rate assumption to loans in each of various delinquency categories. The Company arrived at its liquidation rates based on data purchased from a third party, and assumptions about how delays in the foreclosure process may ultimately affect the rate at which loans are liquidated. The liquidation rate is a standard industry measure that is used to estimate the number of loans in a given aging category that will default within a specified time period. The Company projects these liquidations to occur over two years. For both year-end 2012 and year-end 2011 the Company reviewed the data supplied by the third-party provider. Based on its review of that data, the Company maintained the same liquidation assumptions at December 31, 2012 as it had used at December 31, 2011, but these were updated from December 31, 2010. The following table shows liquidation assumptions for various delinquency categories.

6. Expected Loss to be Paid (Continued)

First Lien Liquidation Rates

	December 31, 2012	December 31, 2011	December 31, 2010
30 – 59 Days Delinquent			
Alt A and Prime	35%	35%	50%
Option ARM	50	50	50
Subprime	30	30	45
60 – 89 Days Delinquent			
Alt A and Prime	55	55	65
Option ARM	65	65	65
Subprime	45	45	65
90+ Days Delinquent			
Alt A and Prime	65	65	75
Option ARM	75	75	75
Subprime	60	60	70
Bankruptcy			
Alt A and Prime	55	55	75
Option ARM	70	70	75
Subprime	50	50	70
Foreclosure			
Alt A and Prime	85	85	85
Option ARM	85	85	85
Subprime	80	80	85
Real Estate Owned ("REO")			
All	100	100	100

While the Company uses liquidation rates as described above to project defaults of non-performing loans, it projects defaults on presently current loans by applying a CDR trend. The start of that CDR trend is based on the defaults the Company projects will emerge from currently nonperforming loans. The total amount of expected defaults from the non-performing loans is translated into a constant CDR (*i.e.*, the CDR plateau), which, if applied for each of the next 24 months, would be sufficient to produce approximately the amount of defaults that were calculated to emerge from the various delinquency categories. The CDR thus calculated individually on the delinquent collateral pool for each RMBS is then used as the starting point for the CDR curve used to project defaults of the presently performing loans.

In the base case, after the initial 24-month CDR plateau period, each transaction's CDR is projected to improve over 12 months to an intermediate CDR (calculated as 20% of its CDR plateau); that intermediate CDR is held constant for 36 months and then trails off in steps to a final CDR of 5% of the CDR plateau. Under the Company's methodology, defaults projected to occur in the first 24 months represent defaults that can be attributed to loans that are currently delinquent or in foreclosure, while the defaults projected to occur using the projected CDR trend after the first 24 month period represent defaults attributable to borrowers that are currently performing. The CDR trend the Company used in its base case for December 31, 2012 was the same as it used for December 31, 2011 but had small differences from the one it used for December 31, 2010 (for example, for December 31, 2010 the intermediate CDR was calculated as 15% of the plateau CDR).

Another important driver of loss projections is loss severity, which is the amount of loss the transaction incurs on a loan after the application of net proceeds from the disposal of the underlying property. Loss severities experienced in first lien transactions have reached historic high levels, and the Company is assuming that these high levels generally will continue for another year (in the case of subprime loans, the Company assumes the unprecedented 90% loss severity rate will continue for six months then drop to 80% for six months before following the ramp described below). The Company determines its initial loss severity based on actual recent experience. The Company's loss severity assumptions for December 31, 2012 were the same as it used for December 31, 2011 but, as shown in the table below, higher than the loss severity assumptions it used for December 31, 2010. The Company then assumes that loss severities begin returning to levels consistent with underwriting assumptions beginning in June 2013, and in the base case scenario, decline over two years to 40%.

6. Expected Loss to be Paid (Continued)

The following table shows the range of key assumptions used in the calculation of expected loss to be paid for individual transactions for direct vintage 2004 - 2008 first lien U.S. RMBS.

Key Assumptions in Base Case Expected Loss Estimates
First Lien RMBS(1)

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Alt-A First Lien			
Plateau CDR	3.8% – 23.2%	2.8% – 41.3%	2.4% – 42.1%
Intermediate CDR	0.8% – 4.6%	0.6% – 8.3%	0.4% – 6.3%
Final CDR	0.2% – 1.2%	0.1% – 2.1%	0.1% – 2.1%
Initial loss severity	65%	65%	60%
Initial CPR	0.0% – 39.4%	0.0% – 37.5%	0.0% – 37.2%
Final CPR	15%	15%	15%
Option ARM			
Plateau CDR	7.0% – 26.1%	9.6% – 31.5%	9.8% – 32.7%
Intermediate CDR	1.4% – 5.2%	1.9% – 6.3%	1.5% – 4.9%
Final CDR	0.4% – 1.3%	0.5% – 1.6%	0.5% – 1.6%
Initial loss severity	65%	65%	60%
Initial CPR	0.0% – 10.7%	0.0% – 29.1%	0.0% – 18.7%
Final CPR	15%	15%	15%
Subprime			
Plateau CDR	7.3% – 26.2%	8.3% – 29.9%	9.0% – 34.6%
Intermediate CDR	1.5% – 5.2%	1.7% – 6.0%	1.3% – 5.2%
Final CDR	0.4% – 1.3%	0.4% – 1.5%	0.4% – 1.7%
Initial loss severity	90%	90%	80%
Initial CPR	0.0% – 17.6%	0.0% – 16.3%	0.0% – 17%
Final CPR	15%	15%	15%

(1) Represents variables for most heavily weighted scenario (the "base case").

The rate at which the principal amount of loans is prepaid may impact both the amount of losses projected (since that amount is a function of the conditional default rate, the loss severity and the loan balance over time) as well as the amount of excess spread (the amount by which the interest paid by the borrowers on the underlying loan exceeds the amount of interest owed on the insured obligations). The assumption for the CPR follows a similar pattern to that of the conditional default rate. The current level of voluntary prepayments is assumed to continue for the plateau period before gradually increasing over 12 months to the final CPR, which is assumed to be either 10% or 15% depending on the scenario run. For transactions where the initial CPR is higher than the final CPR, the initial CPR is held constant. These assumptions are the same as those it used for December 31, 2011 and December 31, 2010.

6. Expected Loss to be Paid (Continued)

In estimating expected losses, the Company modeled and probability weighted sensitivities for first lien transactions by varying its assumptions of how fast a recovery is expected to occur. One of the variables used to model sensitivities was how quickly the conditional default rate returned to its modeled equilibrium, which was defined as 5% of the current conditional default rate. The Company also stressed CPR and the speed of recovery of loss severity rates. The Company probability weighted a total of five scenarios (including its base case) as of December 31, 2012. For December 31, 2012 the Company used the same five scenarios and weightings as it used for December 31, 2011 except that for December 31, 2012 it assumed in the most stressful scenario that the recovery would occur three months more slowly and in the most optimistic scenario that it would occur three months more quickly than it had assumed would be the case for December 31, 2011. For December 31, 2010 the Company used only four scenarios, and there were some other differences in the assumptions used for the December 31, 2010 as compared to those used for December 31, 2012. In a somewhat more stressful environment than that of the base case, where the conditional default rate plateau was extended three months (to be 27 months long) before the same more gradual conditional default rate recovery and loss severities were assumed to recover over four rather than two years (and subprime loss severities were assumed to recover only to 60%), expected loss to be paid would increase from current projections by approximately $83 million for Alt-A first liens, $21 million for Option ARM, $121 million for subprime and $4 million for prime transactions. In an even more stressful scenario where loss severities were assumed to rise and then recover over eight years and the initial ramp-down of the conditional default rate was assumed to occur over 15 months (rather than 12 months as of December 31, 2011) and other assumptions were the same as the other stress scenario, expected loss to be paid would increase from current projections by approximately $223 million for Alt-A first liens, $60 million for Option ARM, $188 million for subprime and $17 million for prime transactions. The Company also considered two scenarios where the recovery was faster than in its base case. In a scenario with a somewhat less stressful environment than the base case, where conditional default rate recovery was somewhat less gradual and the initial subprime loss severity rate was assumed to be 80% for 12 months and was assumed to recover to 40% over two years, expected loss to be paid would decrease from current projections by approximately $11 million for Alt-A first lien, $27 million for Option ARM, $34 million for subprime and $1 million for prime transactions. In an even less stressful scenario where the conditional default rate plateau was three months shorter (21 months, effectively assuming that liquidation rates would improve) and the conditional default rate recovery was more pronounced, (including an initial ramp-down of the conditional default rate over nine months rather than 12 months as at December 31, 2011), expected loss to be paid would decrease from current projections by approximately $82 million for Alt-A first lien, $61 million for Option ARM, $75 million for subprime and $1 million for prime transactions.

Breaches of Representations and Warranties

Generally, when mortgage loans are transferred into a securitization, the loan originator(s) and/or sponsor(s) provide R&W, that the loans meet certain characteristics, and a breach of such R&W often requires that the loan be repurchased from the securitization. In many of the transactions the Company insures, it is in a position to enforce these requirements. The Company uses internal resources as well as third party forensic underwriting firms and legal firms to pursue breaches of R&W. If a provider of R&W refuses to honor its repurchase obligations, the Company may choose to initiate litigation. See "-Recovery Litigation" below.

The Company's success in pursuing R&W claims against a number of counterparties that provided R&W on a loan by loan basis has permitted the Company to pursue reimbursement agreements with R&W providers. Such agreements provide the Company with many of the benefits of pursuing the R&W claims but without the expense and uncertainty of pursuing the R&W claims on a loan by loan basis.

The Company may also employ other strategies as appropriate to avoid or mitigate losses in U.S. RMBS or other areas, including pursuing litigation in areas other than RMBS or entering into other arrangements to alleviate or reduce all or a portion of certain risks.

The Company is pursuing reimbursements for breaches of R&W regarding loan characteristics. Performance of the collateral underlying certain first and second lien securitizations has substantially differed from the Company's original expectations. The Company has employed several loan file diligence firms and law firms as well as devoted internal resources to review the mortgage files surrounding many of the defaulted loans. The Company's success in these efforts has resulted in several negotiated agreements in respect of the Company's R&W claims, including one on April 14, 2011 with Bank of America and one on May 8, 2012 with Deutsche Bank AG.

6. Expected Loss to be Paid (Continued)

On April 14, 2011, Assured Guaranty reached a comprehensive agreement with Bank of America Corporation and its subsidiaries, including Countrywide Financial Corporation and its subsidiaries (collectively, "Bank of America"), regarding their liabilities with respect to 29 RMBS transactions insured by Assured Guaranty, including claims relating to reimbursement for breaches of R&W and historical loan servicing issues ("Bank of America Agreement"). Of the 29 RMBS transactions, eight were second lien transactions and 21 were first lien transactions, all of which were financial guaranty insurance except for one first lien in credit derivative form. The Bank of America Agreement covers Bank of America-sponsored securitizations that AGM or AGC has insured, as well as certain other securitizations containing concentrations of Countrywide-originated loans that AGM or AGC has insured. The transactions covered by the Bank of America Agreement have a gross par outstanding of $3.5 billion ($3.2 billion net par outstanding) as of December 31, 2012.

Bank of America paid the Company $1,043 million in 2011 in respect of covered second lien transactions and $57 million in March 2012. In consideration of the $1.1 billion, the Company has agreed to release its claims for the repurchase of mortgage loans underlying the eight second lien transactions (i.e., Assured Guaranty will retain the risk of future insured losses without further offset for R&W claims against Bank of America).

In addition, Bank of America will reimburse Assured Guaranty 80% of claims Assured Guaranty pays on the 21 first lien transactions, until aggregate collateral losses on such RMBS transactions reach $6.6 billion. As of December 31, 2012, collateral losses for covered first lien transactions were $3.1 billion. The Company estimates that cumulative projected collateral losses for the 21 first lien transactions will be $5.1 billion. The Company accounts for the 80% loss sharing agreement with Bank of America as subrogation. As the Company calculates expected losses for these 21 first lien transactions, such expected losses will be offset by an R&W benefit from Bank of America for 80% of these amounts. As of December 31, 2012, Bank of America had placed $812 million of eligible assets in trust in order to collateralize the reimbursement obligation relating to the first lien transactions. The amount of assets required to be posted may increase or decrease from time to time, as determined by rating agency requirements. As of December 31, 2012, and before cessions to reinsurers, the Company collected $296 million, had invoiced for an additional $25 million in claims paid in December and expected to collect an additional $353 million, on a discounted basis, for covered first lien transactions under the Bank of America Agreement.

On May 8, 2012, Assured Guaranty reached a settlement with Deutsche Bank AG and certain of its affiliates (collectively, "Deutsche Bank"), resolving claims related to certain RMBS transactions issued, underwritten or sponsored by Deutsche Bank that were insured by Assured Guaranty under financial guaranty insurance policies and to certain RMBS exposures in re-securitization transactions as to which Assured Guaranty provides credit protection through CDS. As part of the settlement agreement (the "Deutsche Bank Agreement"), Assured Guaranty settled its litigation against Deutsche Bank on three RMBS transactions.

Assured Guaranty received a cash payment of $166 million from Deutsche Bank upon signing of the Deutsche Bank Agreement, a portion of which partially reimbursed Assured Guaranty for past losses on certain transactions. Assured Guaranty and Deutsche Bank also entered into loss sharing arrangements covering future RMBS related losses, which are described below. Under the Deutsche Bank Agreement, Deutsche Bank AG placed eligible assets in trust in order to collateralize the obligations of a reinsurance affiliate under the loss-sharing arrangements. The Deutsche Bank reinsurance affiliate may be required to post additional collateral in the future to satisfy rating agency requirements. As of December 31, 2012 the balance of the assets held in trust of $278 million was sufficient to fully collateralize Deutsche Bank's obligations, based on the Company's estimate of expected loss for the transactions covered under the agreement.

The settlement includes eight RMBS transactions ("Covered Transactions") that Assured Guaranty has insured through financial guaranty insurance policies. The Covered Transactions are backed by first lien and second lien mortgage loans. Under the Deutsche Bank Agreement, the Deutsche Bank reinsurance affiliate will reimburse 80% of Assured Guaranty's future losses on the Covered Transactions until Assured Guaranty's aggregate losses (including those to date that are partially reimbursed by the $166 million cash payment) reach $319 million. Assured Guaranty currently projects that in the base case the Covered Transactions will not generate aggregate losses in excess of $319 million. In the event aggregate losses exceed $389 million, the Deutsche Bank reinsurance affiliate is required to resume reimbursement at the rate of 85% of Assured Guaranty's losses in excess of $389 million until such losses reach $600 million. The Covered Transactions represented $531 million of gross par outstanding ($457 million on a net basis) as of December 31, 2012.

6. Expected Loss to be Paid (Continued)

Certain uninsured tranches ("Uninsured Tranches") of three of the Covered Transactions are included as collateral in RMBS re-securitization transactions as to which Assured Guaranty provides credit protection through CDS. Under the Deutsche Bank Agreement, the Deutsche Bank reinsurance affiliate will reimburse losses on the CDS in an amount equal to 60% of losses in these Uninsured Tranches until the aggregate losses in the Uninsured Tranches reach $141 million. In the event aggregate losses exceed $161 million, reimbursement resumes at the rate of 60% until the aggregate losses reach $185 million. The Deutsche Bank reinsurance affiliate is required to reimburse any losses in excess of $185 million at the rate of 100% until the aggregate losses reach $248 million. As of December 31, 2012, lifetime losses in the base case are expected to be $144 million, before taking the reinsurance into account. The Uninsured Tranches represent $306 million of par outstanding as of December 31, 2012.

As of December 31, 2012 and before cessions to reinsurers, the Company collected $8 million and had invoiced for an additional $4 million in claims paid in the fourth quarter 2012.

Except for the Uninsured Tranches, the settlement does not include Assured Guaranty's CDS with Deutsche Bank. The parties have agreed to continue efforts to resolve CDS-related claims.

In the fourth quarter of 2012, the Company reached agreement with another R&W provider in an RMBS securitization transaction to repurchase underlying loans in that transaction. Such amount was applied by the securities administrator to the transaction's flow of funds and is available to support the R&W benefit on this transaction, as of December 31, 2012, of $81 million.

The Company has included in its net expected loss estimates as of December 31, 2012 an estimated net benefit from loan repurchases related to breaches of R&W of $1.4 billion, which includes $676 million from agreements with and judgments against R&W providers and $694 million in transactions where the Company does not yet have such an agreement or judgment. (Included in the $676 million is a credit for amounts awarded in a judgment subject to appeal.) Proceeds projected to be reimbursed to the Company on transactions where the Company has already paid claims are viewed as a recovery on paid losses. For transactions where the Company has not already paid claims, projected recoveries reduce projected loss estimates. In either case, projected recoveries have no effect on the amount of the Company's exposure. See "Recovery Litigation" below for a description of the related legal proceedings the Company has commenced.

The Company's success in pursuing breaches of R&W is based upon a detailed review of loan files. The Company reviewed approximately 41,400 second lien and 6,800 first lien loan files (representing approximately $3,140 million and $2,357 million, respectively, of loans) in transactions as to which it eventually reached agreements or won a judgment. For the RMBS transactions as to which the Company had not settled its claims or won a judgment for breaches of R&W as of December 31, 2012, the Company had performed a detailed review of approximately 3,700 second lien and 29,600 first lien loan files, representing approximately $264 million in second lien and $9,644 million in first lien outstanding par of loans underlying insured transactions. In the majority of its loan file reviews, the Company identified breaches of one or more R&W regarding the characteristics of the loans, such as misrepresentation of income or employment of the borrower, occupancy, undisclosed debt and non-compliance with underwriting guidelines at loan origination.

Through December 31, 2012 (but including judgments and settlements reached through February 28, 2013) the Company has caused entities providing R&Ws to pay or agree to pay (or has won a judgment requiring them to pay) approximately $2.9 billion (gross of reinsurance) in respect of their R&W liabilities for transactions in which the Company has provided a financial guaranty. Of this, $2.3 billion are payments made or to be made pursuant to agreements with or judgments against R&W providers and approximately $557 million are amounts paid into the relevant RMBS financial guaranty transactions pursuant to the transaction documents in the regular course.

The $2.3 billion of payments made or to be made by R&W providers under agreements with the Company or a judgment against them includes $1.6 billion that has already been received by the Company, as well as $698 million the Company projects receiving in the future pursuant to such currently existing agreements or judgment. Because much of that $698 million is projected to be received through loss-sharing arrangements, the exact amount the Company will receive will depend on actual losses experienced by the Covered Transactions. This amount is included in the Company's calculated credit for R&W recoveries, described below.

6. Expected Loss to be Paid (Continued)

The $557 million paid by R&W providers were paid in the regular course into the relevant RMBS transactions in accordance with the priority of payments set out in the relevant transaction documents. Because the Company may insure only a portion of the capital structure of a transaction, such payments will not necessarily directly benefit the Company dollar-for-dollar, especially in first lien transactions. However, such payments do reduce collateral pool losses and so usually reduce the Company's expected losses.

The Company did not incorporate any gain contingencies or damages paid from potential litigation in its estimated repurchases. The amount the Company will ultimately recover related to contractual R&W is uncertain and subject to a number of factors including the counterparty's ability to pay, the number and loss amount of loans determined to have breached R&W and, potentially, negotiated settlements or litigation recoveries. As such, the Company's estimate of recoveries is uncertain and actual amounts realized may differ significantly from these estimates. In arriving at the expected recovery from breaches of R&W, the Company considered the creditworthiness of the provider of the R&W, the number of breaches found on defaulted loans, the success rate in resolving these breaches across those transactions where material repurchases have been made and the potential amount of time until the recovery is realized.

The calculation of expected recovery from breaches of R&W involved a variety of scenarios which ranged from the Company recovering substantially all of the losses it incurred due to violations of R&W to the Company realizing limited recoveries. These scenarios were probability weighted in order to determine the recovery incorporated into the Company's estimate of expected losses. This approach was used for both loans that had already defaulted and those assumed to default in the future.

U.S. RMBS Risks with R&W Benefit

	Number of Risks (1) as of		Debt Service as of	
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
			(dollars in millions)	
Prime first lien	1	1	$ 35	$ 42
Alt-A first lien	26	29	4,030	4,672
Option ARM	10	13	1,101	1,843
Subprime	5	5	820	906
Closed-end second lien	4	4	196	361
HELOC (2)	7	15	549	2,978
Total	53	67	$ 6,731	$ 10,802

(1) A risk represents the aggregate of the financial guaranty policies that share the same revenue source for purposes of making Debt Service payments.

(2) The decline in number of HELOC risks and Debt Service relates to the final payment from Bank of America for covered HELOC transactions.

The following table provides a breakdown of the development and accretion amount in the roll forward of estimated recoveries associated with alleged breaches of R&W.

	Year Ended December 31,	
	2012	2011
	(in millions)	
Inclusion or removal of deals with breaches of R&W during period	$ (3)	$ 115
Change in recovery assumptions as the result of additional file review and recovery success	70	218
Estimated increase (decrease) in defaults that will result in additional (lower) breaches	63	17
Results of settlements/judgments	40	668
Accretion of discount on balance	9	20
Total	$ 179	$ 1,038

6. Expected Loss to be Paid (Continued)

The Company assumes that recoveries on second lien transactions that were not subject to the Deutsche Bank Agreement will occur in two to four years from the balance sheet date depending on the scenarios, and that recoveries on transactions backed by Alt-A first lien, Option ARM and Subprime loans will occur as claims are paid over the life of the transactions.

The quality of servicing of the mortgage loans underlying an RMBS transaction influences collateral performance and ultimately the amount (if any) of the Company's insured losses. The Company has established a group to mitigate RMBS losses by influencing mortgage servicing, including, if possible, causing the transfer of servicing or establishing special servicing arrangements. "Special servicing" is an industry term referencing more intense servicing applied to delinquent loans aimed at mitigating losses. Special servicing arrangements provide incentives to a servicer to achieve better performance on the mortgage loans it services. As a result of the Company's efforts, as of February 28, 2013 the servicing of approximately $3.0 billion of mortgage loans had been transferred to a new servicer and another $1.7 billion of mortgage loans were subject to special servicing arrangements. The December 31, 2012 net insured par of the transactions subject to a servicing transfer was $2.7 billion and the net insured par of the transactions subject to a special servicing arrangement was $0.9 billion.

"XXX" Life Insurance Transactions

The Company's $2.8 billion net par of XXX life insurance transactions as of December 31, 2012 include $923 million rated BIG. The BIG "XXX" life insurance reserve securitizations are based on discrete blocks of individual life insurance business. In each such transaction the monies raised by the sale of the bonds insured by the Company were used to capitalize a special purpose vehicle that provides reinsurance to a life insurer or reinsurer. The monies are invested at inception in accounts managed by third-party investment managers.

The BIG "XXX" life insurance transactions consist of two transactions: Ballantyne Re p.l.c and Orkney Re II p.l.c. These transactions had material amounts of their assets invested in U.S. RMBS transactions. Based on its analysis of the information currently available, including estimates of future investment performance, and projected credit impairments on the invested assets and performance of the blocks of life insurance business at December 31, 2012, the Company's projected net expected loss to be paid is $139 million.

Student Loan Transactions

The Company has insured or reinsured $3.0 billion net par of student loan securitizations, of which $1.9 billion was issued by private issuers and classified as asset-backed and $1.1 billion was issued by public authorities and classified as public finance. Of these amounts, $217 million and $327 million, respectively, are rated BIG. The Company is projecting approximately $54 million of net expected loss to be paid in these portfolios. In general, the losses are due to: (i) the poor credit performance of private student loan collateral and high loss severities, or (ii) high interest rates on auction rate securities with respect to which the auctions have failed. The largest of these losses was approximately $25 million and related to a transaction backed by a pool of private student loans assumed by AG Re from another monoline insurer. The guaranteed bonds were issued as auction rate securities that now bear a high rate of interest due to the downgrade of the primary insurer's financial strength rating. Further, the underlying loan collateral has performed below expectations. The overall decrease of approximately $21 million in net expected loss during 2012 is primarily due to loss mitigation efforts.

Trust Preferred Securities Collateralized Debt Obligations

The Company has insured or reinsured $5.7 billion of net par (72% of which is in CDS form) of collateralized debt obligations ("CDOs") backed by TruPS and similar debt instruments, or "TruPS CDOs." Of the $5.7 billion, $2.9 billion is rated BIG. The underlying collateral in the TruPS CDOs consists of subordinated debt instruments such as TruPS issued by bank holding companies and similar instruments issued by insurance companies, real estate investment trusts ("REITs") and other real estate related issuers.

6. Expected Loss to be Paid (Continued)

The Company projects losses for TruPS CDOs by projecting the performance of the asset pools across several scenarios (which it weights) and applying the CDO structures to the resulting cash flows. At December 31, 2012, the Company has projected expected losses to be paid for TruPS CDOs of $27 million. The decrease of approximately $37 million in net expected loss during 2012 was driven primarily by the termination of certain hedges for amounts lower than their estimated impact on cash flows if they had not been terminated.

Selected U.S. Public Finance Transactions

U.S. municipalities and related entities have been under increasing pressure over the last few quarters, and a few have filed for protection under the U.S. Bankruptcy Code, entered into state processes designed to help municipalities in fiscal distress or otherwise indicated they may consider not meeting their obligations to make timely payments on their debts. The Company expects that bondholder rights will be enforced. However, given some of these developments, and the circumstances surrounding each instance, the ultimate outcome cannot be certain. The Company will continue to analyze developments in each of these matters closely. The municipalities whose obligations the Company has insured that have filed for protection under Chapter 9 of the U.S Bankruptcy Code are: Jefferson County, Alabama and Stockton, California. The City Council of Harrisburg, Pennsylvania had also filed a purported bankruptcy petition, which was later dismissed by the bankruptcy court; a receiver for the City of Harrisburg was appointed by the Commonwealth Court of Pennsylvania on December 2, 2011.

The Company has net exposure to Jefferson County, Alabama of $708 million as of December 31, 2012. On November 9, 2011, Jefferson County filed for bankruptcy under Chapter 9 of the U.S. Bankruptcy Code. Most of the Company's net Jefferson County exposure relates to $479 million in sewer revenue exposure, of which $206 million is direct and $273 million is assumed reinsurance exposure. The sewer revenue warrants are secured by a pledge of the net revenues of the sewer system. The bankruptcy court has affirmed that the net revenues constitute a "special revenue" under Chapter 9. Therefore, the lien on net revenues of the sewer system survives the bankruptcy filing and such net revenues are not subject to the automatic stay during the pendency of Jefferson County's bankruptcy case. BNY Mellon, as trustee, had brought a lawsuit regarding the amount of net revenues to which it is entitled. Since its bankruptcy filing, Jefferson County had been withholding estimated bankruptcy-related legal expenses and an amount representing a monthly reserve for future expenditures and depreciation and amortization from the monthly payments it had been making to the trustee from sewer revenues for Debt Service. On June 29, 2012, the Bankruptcy Court ruled that "Operating Expenses" as determined under the bond indenture do not include (1) a reserve for depreciation, amortization, or future expenditures, or (2) an estimate for professional fees and expenses, such that, after payment of Operating Expenses (as defined in the indenture), monies remaining in the Revenue Account created under the bond indenture must be distributed in accordance with the waterfall set forth in the indenture without withholding any monies for depreciation, amortization, reserves, or estimated expenditures that are the subject of this litigation. Whether sufficient net revenues will be available for the payment of regularly scheduled debt service ultimately depends on the bankruptcy court's valuation of the sewer revenue stream. The Company also has assumed exposure of $32 million to warrants that are payable from Jefferson County's general fund on a "subject to appropriation" basis. In 2012 Jefferson County chose not to make payment under its General Obligation bonds, so the Company has established a projected loss for these warrants as well. The Company's remaining net exposure of $197 million to Jefferson County relates to obligations that are secured by, or payable from, certain taxes that may have the benefit of a statutory lien or a lien on "special revenues" or other collateral.

On June 28, 2012, the City of Stockton, California filed for bankruptcy under Chapter 9 of the U.S. Bankruptcy Code. The Company's net exposure to Stockton's general fund is $158 million, consisting of pension obligation and lease revenue bonds. As of December 31, 2012, the Company had paid $9 million in net claims.

The Company has $154 million of net par exposure to The City of Harrisburg, Pennsylvania, of which $92 million is BIG. The Company has paid $13 million in net claims as of December 31, 2012, and expects a full recovery.

The Company has $336 million of net par exposure to the Louisville Arena Authority. The bond proceeds were used to construct the KFC Yum Center, home to the University of Louisville men's and women's basketball teams. Actual revenues available for Debt Service are well below original projections, and under the Company's internal rating scale, the transaction is below investment grade.

6. Expected Loss to be Paid (Continued)

The Company has $26 million remaining in net par exposure to bonds secured by the excess free cash flow of the Foxwoods Casino, run by the Mashantucket Pequot Tribe. The Company had paid $88 million in net claims as of December 31, 2012, and expects full recovery of such amount.

The Company projects that its total future expected net loss across its troubled U.S. public finance credits (after projected recoveries of claims already paid) will be $7 million as of December 31, 2012, down from $16 million as of December 31, 2011. This decrease was due primarily to the increase in expected recoveries on Foxwoods Casino.

Certain Selected European Country Transactions

The Company insures and reinsures credits with sub-sovereign exposure to various Spanish regions where a Spanish sovereign default causes the regions also to default. The Company's gross exposure to these credits is €455 million and its exposure net of reinsurance is €330 million. During 2012, the Company downgraded most of these exposures to the BB category due to concerns that these regions would not pay under their contractual obligations. As a result the Company estimated a net expected loss of $35 million, which represents a $35 million increase from December 31, 2011. During 2012 the Company paid $289 million in net claims in respect of the €314 million (€218 million net) Greek sovereign bonds it had guaranteed, and no longer has any direct financial guaranty exposure to Greece. Information regarding the Company's exposure to other Selected European Countries may be found under Note 3, Outstanding Exposure, –Economic Exposure to the Selected European Countries.

Manufactured Housing

The Company insures or reinsures a total of $297 million net par of securities backed by manufactured housing loans, a total of $204 million rated BIG. The Company has expected loss to be paid of $33 million as of December 31, 2012 compared to $24 million as of December 31, 2011.

Infrastructure Finance

The Company has exposure to infrastructure transactions with refinancing risk as to which the Company may need to make claim payments that it did not anticipate paying when the policies were issued; the aggregate amount of the claim payments may be substantial and reimbursement may not occur for an extended time, if at all. For the three largest transactions with significant refinancing risk, the Company may be exposed to, and subsequently recover, payments aggregating $1.4 billion. These transactions generally involve long-term infrastructure projects that are financed by bonds that mature prior to the expiration of the project concession. While the cash flows from these projects were expected to be sufficient to repay all of the debt over the life of the project concession, in order to pay the principal on the early maturing debt, the Company expected it to be refinanced in the market at or prior to its maturity. Due to market dislocation and increased credit spreads, the Company may have to pay a claim at the maturity of the securities, and then recover its payment from cash flows produced by the project in the future. The Company generally projects that in most scenarios it will be fully reimbursed for such payments. However, the recovery of the payments may take a long time and is uncertain. The claim payments are anticipated to occur substantially between 2014 and 2017, while the recoveries could take 20-45 years, depending on the transaction and the performance of the underlying collateral.

Recovery Litigation

RMBS Transactions

As of the date of this filing, AGM and AGC have lawsuits pending against a number of providers of representations and warranties in U.S. RMBS transactions insured by them, seeking damages. In all the lawsuits, AGM and AGC have alleged breaches of R&W in respect of the underlying loans in the transactions, and failure to cure or repurchase defective loans identified by AGM and AGC to such persons. In addition, in the lawsuits against DLJ Mortgage Capital, Inc. ("DLJ") and Credit Suisse Securities (USA) LLC ("Credit Suisse") and UBS Real Estate Securities Inc. ("UBS"), AGM and AGC have alleged breaches of contract in procuring falsely inflated shadow ratings (a condition to the issuance by AGM and AGC of its policies) by providing false and misleading information to the rating agencies:

6. Expected Loss to be Paid (Continued)

- **Flagstar**: AGM has sued Flagstar Bank, FSB, Flagstar Capital Markets Corporation and Flagstar ABS, LLC on the Flagstar Home Equity Loan Trust, Series 2005-1 and Series 2006-2 second lien transactions. In February 2013, the court granted judgment in favor of AGM on its claims for breach of contract in the amount of approximately $90 million plus contractual interest and attorneys' fees and costs to be determined. Flagstar Bank has indicated it intends to appeal the decision.

- **Deutsche Bank**: AGM has sued Deutsche Bank AG affiliates DB Structured Products, Inc. and ACE Securities Corp. on the ACE Securities Corp. Home Equity Loan Trust, Series 2006-GP1 second lien transaction.

- **J.P. Morgan**: AGC has sued JPMorgan Chase & Co.'s affiliate EMC Mortgage LLC, J.P. Morgan Securities Inc. (formerly known as Bear, Stearns & Co. Inc.) and JPMorgan Chase Bank, N.A. on the SACO I Trust 2005-GP1 second lien transaction and EMC Mortgage LLC on the Bear Stearns Asset Backed Securities I Trust 2005-AC5 and Bear Stearns Asset Backed Securities I Trust 2005-AC6 first lien transactions.

- **ResCap**: AGM has sued GMAC Mortgage, LLC (formerly GMAC Mortgage Corporation; Residential Asset Mortgage Products, Inc.; Ally Bank (formerly GMAC Bank); Residential Funding Company, LLC (formerly Residential Funding Corporation); Residential Capital, LLC (formerly Residential Capital Corporation, "ResCap"); Ally Financial (formerly GMAC, LLC); and Residential Funding Mortgage Securities II, Inc. on the GMAC RFC Home Equity Loan-Backed Notes, Series 2006-HSA3 and GMAC Home Equity Loan-Backed Notes, Series 2004-HE3 second lien transactions. On May 14, 2012, ResCap and several of its affiliates (the "Debtors") filed for Chapter 11 protection with the U.S. Bankruptcy Court. The automatic stay of Bankruptcy Code Section 362 (a) stays lawsuits (such as the suit brought by AGM) against the Debtors and AGM, the Debtors and the non-Debtor affiliates have filed a stipulation with the court agreeing to extend the stay to the non-Debtor affiliates until April 30, 2013.

- **Credit Suisse**: AGM and AGC have sued DLJ and Credit Suisse on first lien U.S. RMBS transactions insured by them. The ones insured by AGM are: CSAB Mortgage-Backed Pass Through Certificates, Series 2006-2; CSAB Mortgage-Backed Pass Through Certificates, Series 2006-3; CSAB Mortgage-Backed Pass Through Certificates, Series 2006-4; and CMSC Mortgage-Backed Pass Through Certificates, Series 2007-3. The ones insured by AGC are: CSAB Mortgage-Backed Pass Through Certificates, Series 2007-1 and TBW Mortgage-Backed Pass Through Certificates, Series 2007-2. On December 6, 2011, DLJ and Credit Suisse filed a motion to dismiss the cause of action asserting breach of the document containing the condition precedent regarding the rating of the securities and claims for recissionary damages and other relief in the complaint, and on October 11, 2012, the Supreme Court of the State of New York granted the motion to dismiss. AGM and AGC intend to appeal the dismissal of certain of its claims. The causes of action against DLJ for breach of R&W and breach of its repurchase obligations remain.

- **UBS**: AGM has sued UBS on the MASTR Adjustable Rate Mortgages Trust 2006-OA2, MASTR Adjustable Rate Mortgages Trust 2007-1 and MASTR Adjustable Rate Mortgages Trust 2007-3 first lien transactions. In April 2012, UBS filed a motion to dismiss the complaint and on August 15, 2012, the United States District Court for the Southern District of New York rejected the motion to dismiss as to AGM's claims of breach of R&W and for recissory damages. It also upheld AGM's breach of warranty claim related to the shadow ratings issued with respect to the transactions. The motion to dismiss was granted against AGM's claims for breach of the repurchase obligation, which the court held could only be enforced by the trustee of the applicable trusts, and for declaratory judgments that UBS failed to cure breaches and for reimbursement of all insurance payments made to UBS. On September 28, 2012, at the direction of AGM, the trustee of the trusts filed a breach of contract complaint against UBS on behalf of the applicable trusts.

6. Expected Loss to be Paid (Continued)

AGM also has a lawsuit pending against UBS Securities LLC, as underwriter, as well as several named and unnamed control persons of IndyMac Bank, FSB and related IndyMac entities, that it filed in September 2010 on the IndyMac IMSC Mortgage Loan Trust, Series 2007-HOA-1a first lien transaction (the "HOA1 Transaction"), seeking damages for alleged violations of state securities laws and breach of contract, among other claims. In addition, on August 9, 2012, AGM filed a complaint against OneWest Bank, FSB, the servicer of the mortgage loans underlying the HOA1 Transaction and the IndyMac Home Equity Mortgage Loan Asset-Backed Trust, Series 2007-H1 HELOC transaction seeking damages, specific performance and declaratory relief in connection with OneWest failing to properly service the mortgage loans.

"XXX" Life Insurance Transactions

In December 2008, Assured Guaranty (UK) Ltd. ("AGUK") filed an action against J.P. Morgan Investment Management Inc. ("JPMIM"), the investment manager in the Orkney Re II transaction, in the Supreme Court of the State of New York alleging that JPMIM engaged in breaches of fiduciary duty, gross negligence and breaches of contract based upon its handling of the investments of Orkney Re II. After AGUK's claims were dismissed with prejudice in January 2010, AGUK was successful in its subsequent motions and appeals and, as of December 2011, all of AGUK's claims for breaches of fiduciary duty, gross negligence and contract were reinstated in full. Separately, at the trial court level, discovery is ongoing.

Public Finance Transactions

In June 2010, AGM sued JPMorgan Chase Bank, N.A. and JPMorgan Securities, Inc. (together, "JPMorgan"), the underwriter of debt issued by Jefferson County, in the Supreme Court of the State of New York alleging that JPMorgan induced AGM to issue its insurance policies in respect of such debt through material and fraudulent misrepresentations and omissions, including concealing that it had secured its position as underwriter and swap provider through bribes to Jefferson County commissioners and others. In December 2010, the court denied JPMorgan's motion to dismiss. AGM has filed a motion with the Jefferson County bankruptcy court to confirm that continued prosecution of the lawsuit against JPMorgan will not violate the automatic stay applicable to Jefferson County notwithstanding JPMorgan's interpleading of Jefferson County into the lawsuit. AGM is continuing its risk remediation efforts for this exposure.

In September 2010, AGM, together with TD Bank, National Association and Manufacturers and Traders Trust Company, as trustees, filed a complaint in the Court of Common Pleas of Dauphin County, Pennsylvania against The Harrisburg Authority, The City of Harrisburg, Pennsylvania, and the Treasurer of the City in connection with certain Resource Recovery Facility bonds and notes issued by The Harrisburg Authority, alleging, among other claims, breach of contract by both The Harrisburg Authority and The City of Harrisburg, and seeking remedies including an order of mandamus compelling the City to satisfy its obligations on the defaulted bonds and notes and the appointment of a receiver for The Harrisburg Authority. Acting on its own, the City Council of Harrisburg filed a purported bankruptcy petition for the City in October 2011, which petition and a subsequent appeal were dismissed by the bankruptcy court in November 2011. The City Council appealed the dismissal of the appeal and such appeal was dismissed as untimely both by the District Court and the Third Circuit Court of Appeals. As a result of the dismissal, the actions brought by AGM and the trustees against The City of Harrisburg and The Harrisburg Authority are no longer stayed. A receiver for The City of Harrisburg (the "City Receiver") was appointed by the Commonwealth Court of Pennsylvania in December 2011. The City Receiver filed a motion to intervene in the mandamus action and action for the appointment of a receiver for the resource recovery facility. In March 2012, the Court of Common Pleas of Dauphin County, Pennsylvania issued an order granting the motion for the appointment of a receiver for the resource recovery facility, which order has been appealed by The Harrisburg Authority.

7. Financial Guaranty Insurance Losses

Accounting Policies

Loss and LAE Reserve

Loss and LAE reserve reported on the balance sheet relates only to direct and assumed reinsurance contracts that are accounted for as insurance, substantially all of which are financial guaranty insurance contracts. The corresponding reserve ceded to reinsurers is reported as reinsurance recoverable on unpaid losses. As discussed in Note 8, Fair Value Measurement, contracts that meet the definition of a derivative, as well as consolidated FG VIE assets and liabilities, are recorded separately at fair value.

Under financial guaranty insurance accounting, the sum of unearned premium reserve (deferred premium revenue, less claim payments that have not yet been expensed or "contra-paid"), and loss and LAE reserve represents the Company's stand-ready obligation. At contract inception, the entire stand-ready obligation is represented by unearned premium reserve. A loss and LAE reserve for an insurance contract is only recorded when the expected loss to be paid plus contra-paid ("total losses") exceed the deferred premium revenue on a contract by contract basis.

When a claim payment is made on a contract it first reduces any recorded loss and LAE reserve. To the extent a loss and LAE reserve is not recorded on a contract, which occurs when total losses are less than deferred premium revenue, or to the extent loss and LAE reserve is not sufficient to cover a claim payment, then such claim payment is recorded as "contra-paid," which reduces the unearned premium reserve. The contra-paid is recognized in the line item "loss and LAE" in the consolidated statement of operations when and for the amount that total losses exceed the remaining deferred premium revenue on the insurance contract. Loss and LAE in the consolidated statement of operations is presented net of cessions to reinsurers.

Salvage and Subrogation Recoverable

When the Company becomes entitled to the cash flow from the underlying collateral of an insured credit under salvage and subrogation rights as a result of a claim payment or estimated future claim payment, it reduces the expected loss to be paid on the contract. Such reduction in expected to be paid can result in one of the following:

- a reduction in the corresponding loss and LAE reserve with a benefit to the income statement,
- no entry recorded, if "total loss" is not in excess of deferred premium revenue, or
- the recording of a salvage asset with a benefit to the income statement if the transaction is in a net recovery position at the reporting date.

The Company recognizes the expected recovery of claim payments made by an acquired subsidiary, including recoveries from settlement with R&W providers, prior to the date of acquisition consistent with its policy for recognizing recoveries on all financial guaranty insurance contracts. To the extent that the estimated amount of recoveries increases or decreases, due to changes in facts and circumstances, including the examination of additional loan files and our experience in recovering loans put back to the originator, the Company would recognize a benefit or expense consistent with how changes in the expected recovery of all other claim payments are recorded. The ceded component of salvage and subrogation is recorded in the line item reinsurance balances payable.

Expected Loss to be Expensed

Expected loss to be expensed represents past or future net claim payments that have not yet been expensed. Such amounts will be expensed in future periods as deferred premium revenue amortizes into income on financial guaranty insurance policies. Expected loss to be expensed is important because it presents the Company's projection of incurred losses that will be recognized in future periods, based on current expected losses to be paid.

7. Financial Guaranty Insurance Losses (Continued)

Insurance Contracts' Loss Information

The following table provides balance sheet information on loss and LAE reserves, net of reinsurance and salvage and subrogation recoverable.

Loss and LAE Reserve (Recovery)
Net of Reinsurance and Salvage and Subrogation Recoverable
Insurance Contracts

	As of December 31, 2012			As of December 31, 2011		
	Loss and LAE Reserve, net	Salvage and Subrogation Recoverable, net	Net	Loss and LAE Reserve, net	Salvage and Subrogation Recoverable, net	Net
	(in millions)					
U.S. RMBS:						
First lien:						
Prime first lien	$ 3	$ —	$ 3	$ 1	$ —	$ 1
Alt-A first lien	93	—	93	70	55	15
Option ARM	52	216	(164)	142	141	1
Subprime	82	0	82	51	0	51
Total first lien	230	216	14	264	196	68
Second lien:						
Closed-end second lien	5	72	(67)	11	136	(125)
HELOC	37	196	(159)	61	177	(116)
Total second lien	42	268	(226)	72	313	(241)
Total U.S. RMBS	272	484	(212)	336	509	(173)
TruPS	1	—	1	11	—	11
Other structured finance	197	4	193	223	6	217
U.S. public finance	104	134	(30)	62	70	(8)
Non-U.S. public finance	31	—	31	38	—	38
Total financial guaranty	605	622	(17)	670	585	85
Other	2	5	(3)	2	—	2
Subtotal	607	627	(20)	672	585	87
Effect of consolidating FG VIEs	(64)	(217)	153	(62)	(258)	196
Total (1)	$ 543	$ 410	$ 133	$ 610	$ 327	$ 283

(1) See "Components of Net Reserves (Salvage)" table for loss and LAE reserve and salvage and subrogation recoverable components.

7. Financial Guaranty Insurance Losses (Continued)

The following table reconciles the loss and LAE reserve and salvage and subrogation components on the consolidated balance sheet to the financial guaranty net reserves (salvage) in the financial guaranty BIG transaction loss summary tables.

Components of Net Reserves (Salvage)
Insurance Contracts

	As of December 31, 2012	As of December 31, 2011
	(in millions)	
Loss and LAE reserve	$ 601	$ 679
Reinsurance recoverable on unpaid losses	(58)	(69)
Subtotal	543	610
Salvage and subrogation recoverable	(456)	(368)
Salvage and subrogation payable(1)	46	41
Subtotal	(410)	(327)
Other recoveries(2)	(30)	—
Subtotal	(440)	(327)
Total	103	283
Less: other	(3)	2
Financial guaranty net reserves (salvage)	$ 106	$ 281

(1) Recorded as a component of reinsurance balances payable.

(2) R&W recoveries recorded in other assets on the consolidated balance sheet.

Balance Sheet Classification of
Net Expected Recoveries for Breaches of R&W

	As of December 31, 2012			As of December 31, 2011		
	For all Financial Guaranty Insurance Contracts	Effect of Consolidating FG VIEs	Reported on Balance Sheet(1)	For all Financial Guaranty Insurance Contracts	Effect of Consolidating FG VIEs	Reported on Balance Sheet(1)
	(in millions)					
Salvage and subrogation recoverable	$ 449	$ (169)	$ 280	$ 402	$ (197)	$ 205
Loss and LAE reserve	571	(33)	538	858	(75)	783

(1) The remaining benefit for R&W is not recorded on the balance sheet until the expected loss, net of R&W, exceeds unearned premium reserve.

The table below provides a reconciliation of net expected loss to be paid to net expected loss to be expensed. Expected loss to be paid differs from expected loss to be expensed due to: (1) the contra-paid which represent the payments that have been made but have not yet been expensed, (2) for transactions with a net expected recovery, the addition of claim payments that have been made (and therefore are not included in expected loss to be paid) that are expected to be recovered in the future (and therefore have reduced expected loss to be paid), and (3) loss reserves that have already been established (and therefore expensed but not yet paid).

7. Financial Guaranty Insurance Losses (Continued)

Reconciliation of Net Expected Loss to be Paid and Net Expected Loss to be Expensed Insurance Contracts

	As of December 31, 2012
	(in millions)
Net expected loss to be paid	$ 355
Less: net expected loss to be paid for FG VIEs	(96)
Total	451
Contra-paid, net	124
Salvage and subrogation recoverable, net of reinsurance	405
Loss and LAE reserve, net of reinsurance	(541)
Other recoveries (1)	30
Net expected loss to be expensed (2)	$ 469

(1) R&W recoveries recorded in other assets on the consolidated balance sheet.

(2) Excludes $156 million and $223 million as of December 31, 2012 and 2011, respectively, related to consolidated FG VIEs.

The following table provides a schedule of the expected timing of net expected losses to be expensed. The amount and timing of actual loss and LAE may differ from the estimates shown below due to factors such as refundings, accelerations, commutations, changes in expected lives and updates to loss estimates. A loss and LAE reserve is only recorded for the amount by which expected loss to be expensed exceeds deferred premium revenue determined on a contract-by-contract basis. This table excludes amounts related to consolidated FG VIEs, which are eliminated in consolidation.

Net Expected Loss to be Expensed Insurance Contracts

	As of December 31, 2012
	(in millions)
2013 (January 1 – March 31)	$ 19
2013 (April 1 – June 30)	19
2013 (July 1 – September 30)	18
2013 (October 1 – December 31)	16
Subtotal 2013	72
2014	48
2015	42
2016	37
2017	36
2018 – 2022	127
2023 – 2027	59
2028 – 2032	29
After 2032	19
Total present value basis(1)	469
Discount	251
Total future value	$ 720

(1) Consolidation of FG VIEs resulted in reductions of $156 million in net expected loss to be expensed.

7. Financial Guaranty Insurance Losses (Continued)

The following table presents the loss and LAE recorded in the consolidated statements of operations by sector for non-derivative contracts. Amounts presented are net of reinsurance.

Loss and LAE Reported on the Consolidated Statements of Operations

	Year Ended December 31,		
	2012	2011	2010
U.S. RMBS:			
First lien:			
Prime first lien	$ 2	$ —	$ 1
Alt-A first lien	51	53	37
Option ARM	137	203	272
Subprime	38	(39)	86
Total first lien	228	217	396
Second lien:			
Closed end second lien	31	1	5
HELOC	49	171	(20)
Total second lien	80	172	(15)
Total U.S. RMBS	308	389	381
TruPS	(10)	11	(5)
Other structured finance	3	107	69
U.S. public finance	51	15	28
Non-U.S. public finance	234	33	5
Subtotal	586	555	478
Other	(17)	—	—
Total insurance contracts before FG VIE consolidation	569	555	478
Effect of consolidating FG VIEs	(46)	(93)	(66)
Total loss and LAE	$ 523	$ 462	$ 412

7. Financial Guaranty Insurance Losses (Continued)

The following table provides information on non-derivative financial guaranty insurance contracts categorized as BIG.

Financial Guaranty Insurance BIG Transaction Loss Summary
December 31, 2012

	BIG Categories								
	BIG 1		BIG 2		BIG 3			Effect of	
	Gross	Ceded	Gross	Ceded	Gross	Ceded	Total BIG, Net	Consolidating FG VIEs	Total
	(dollars in millions)								
Number of risks(1)	153	(57)	76	(22)	142	(51)	371	—	371
Remaining weighted-average contract period (in years)	11.0	9.3	11.5	15.3	8.5	5.8	10.2	—	10.2
Outstanding exposure:									
Principal	$ 8,533	$(1,484)	$2,741	$ (135)	$7,568	$(540)	$ 16,683	$ —	$16,683
Interest	4,357	(585)	1,813	(131)	2,269	(137)	7,586	—	7,586
Total(2)	$12,890	$(2,069)	$4,554	$ (266)	$9,837	$(677)	$ 24,269	$ —	$24,269
Expected cash outflows (inflows)	$ 1,582	$ (677)	$ 863	$ (58)	$3,052	$(156)	$ 4,606	$ (738)	$ 3,868
Potential recoveries(3)	(1,629)	653	(509)	18	(2,639)	142	(3,964)	798	(3,166)
Subtotal	(47)	(24)	354	(40)	413	(14)	642	60	702
Discount	(1)	9	(107)	14	(202)	0	(287)	36	(251)
Present value of expected cash flows	$ (48)	$ (15)	$ 247	$ (26)	$ 211	$ (14)	$ 355	$ 96	$ 451
Deferred premium revenue	$ 111	$ (24)	$ 227	$ (15)	$ 757	$ (90)	$ 966	$ (251)	$ 715
Reserves (salvage)(4)	$ (103)	$ (4)	$ 102	$ (18)	$ (35)	$ 11	$ (47)	$ 153	$ 106

Assured Guaranty Ltd.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

7. Financial Guaranty Insurance Losses (Continued)

Financial Guaranty Insurance BIG Transaction Loss Summary
December 31, 2011

	BIG Categories								
	BIG 1		BIG 2		BIG 3			Effect of	
	Gross	Ceded	Gross	Ceded	Gross	Ceded	Total BIG, Net	Consolidating FG VIEs	Total
	(dollars in millions)								
Number of risks(1)	171	(68)	71	(26)	126	(48)	368	—	368
Remaining weighted-average contract period (in years)	10.0	9.2	13.7	20.5	9.2	6.4	10.4	—	10.4
Outstanding exposure:									
Principal	$ 9,675	$(1,378)	$3,732	$ (274)	$ 7,831	$(627)	$ 18,959	$ —	$18,959
Interest	4,309	(486)	2,889	(405)	2,486	(170)	8,623	—	8,623
Total(2)	$13,984	$(1,864)	$6,621	$ (679)	$10,317	$(797)	$ 27,582	$ —	$27,582
Expected cash outflows (inflows)	$ 1,731	$ (659)	$1,833	$ (121)	$ 2,423	$(133)	$ 5,074	$ (998)	$ 4,076
Potential recoveries(3)	(1,798)	664	(1,079)	39	(2,041)	100	(4,115)	1,060	(3,055)
Subtotal	(67)	5	754	(82)	382	(33)	959	62	1,021
Discount	16	(5)	(241)	32	(125)	2	(321)	45	(276)
Present value of expected cash flows	$ (51)	$ 0	$ 513	$ (50)	$ 257	$ (31)	$ 638	$ 107	$ 745
Deferred premium revenue	$ 261	$ (69)	$ 281	$ (12)	$ 992	$(127)	$ 1,326	$ (391)	$ 935
Reserves (salvage)(4)	$ (97)	$ 7	$ 320	$ (42)	$ (110)	$ 7	$ 85	$ 196	$ 281

(1) A risk represents the aggregate of the financial guaranty policies that share the same revenue source for purposes of making Debt Service payments. The ceded number of risks represents the number of risks for which the Company ceded a portion of its exposure.

(2) Includes BIG amounts related to FG VIEs.

(3) Includes estimated future recoveries for breaches of R&W as well as excess spread, and draws on HELOCs.

(4) See table "Components of net reserves (salvage)."

7. Financial Guaranty Insurance Losses (Continued)

Ratings Impact on Financial Guaranty Business

A downgrade of one of the Company's insurance subsidiaries may result in increased claims under financial guaranties issued by the Company, if the insured obligors were unable to pay.

For example, AGM has issued financial guaranty insurance policies in respect of the obligations of municipal obligors under interest rate swaps. Under the swaps, AGM insures periodic payments owed by the municipal obligors to the bank counterparties. Under certain of the swaps, AGM also insures termination payments that may be owed by the municipal obligors to the bank counterparties. If (i) AGM has been downgraded below the rating trigger set forth in a swap under which it has insured the termination payment, which rating trigger varies on a transaction by transaction basis; (ii) the municipal obligor has the right to cure by, but has failed in, posting collateral, replacing AGM or otherwise curing the downgrade of AGM; (iii) the transaction documents include as a condition that an event of default or termination event with respect to the municipal obligor has occurred, such as the rating of the municipal obligor being downgraded past a specified level, and such condition has been met; (iv) the bank counterparty has elected to terminate the swap; (v) a termination payment is payable by the municipal obligor; and (vi) the municipal obligor has failed to make the termination payment payable by it, then AGM would be required to pay the termination payment due by the municipal obligor, in an amount not to exceed the policy limit set forth in the financial guaranty insurance policy. The claim payments would be subject to recovery from the municipal obligor. As a result of the January 2013 Moody's downgrade of the financial strength rating of AGM, if the conditions giving rise to the obligation of AGM to make a payment under the swap policies were all satisfied, then AGM could pay claims in an amount not exceeding $109 million in respect of such termination payments. Taking into consideration whether the rating of the municipal obligor is below any applicable specified trigger, if the financial strength ratings of AGM were further downgraded below "A" by S&P or below "A2" by Moody's, and the conditions giving rise to the obligation of AGM to make a payment under the swap policies were all satisfied, then AGM could pay claims in an additional amount not exceeding $258 million in respect of such termination payments.

As another example, with respect to variable rate demand obligations ("VRDOs") for which a bank has agreed to provide a liquidity facility, a downgrade of AGM or AGC may provide the bank with the right to give notice to bondholders that the bank will terminate the liquidity facility, causing the bondholders to tender their bonds to the bank. Bonds held by the bank accrue interest at a "bank bond rate" that is higher than the rate otherwise borne by the bond (typically the prime rate plus 2.00% — 3.00%, and capped at the lesser of 25% and the maximum legal limit). In the event the bank holds such bonds for longer than a specified period of time, usually 90-180 days, the bank has the right to demand accelerated repayment of bond principal, usually through payment of equal installments over a period of not less than five years. In the event that a municipal obligor is unable to pay interest accruing at the bank bond rate or to pay principal during the shortened amortization period, a claim could be submitted to AGM or AGC under its financial guaranty policy. As of December 31, 2012, AGM and AGC had insured approximately $12.3 billion net par of VRDOs, of which approximately $0.6 billion of net par constituted VRDOs issued by municipal obligors rated BBB- or lower pursuant to the Company's internal rating. As of the date of this filing, the Company has not been notified that a bank has terminated a liquidity facility as a result of the January 2013 Moody's downgrade, nor has there been a failed remarketing of the AGM or AGC VRDOs, although in some cases, VRDOs insured by AGM or AGC have remarketed at higher interest rates. The specific terms relating to the rating levels that trigger the bank's termination right, and whether it is triggered by a downgrade by one rating agency or a downgrade by all rating agencies then rating the insurer, vary depending on the transaction.

8. Fair Value Measurement

The Company carries a significant portion of its assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., exit price). The price represents the price available in the principal market for the asset or liability. If there is no principal market, then the price is based on a hypothetical market that maximizes the value received for an asset or minimizes the amount paid for a liability (i.e., the most advantageous market).

8. Fair Value Measurement (Continued)

Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on either internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates and debt prices or with the assistance of an independent third-party using a discounted cash flow approach and the third party's proprietary pricing models. In addition to market information, models also incorporate transaction details, such as maturity of the instrument and contractual features designed to reduce the Company's credit exposure, such as collateral rights as applicable.

Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Company's creditworthiness and constraints on liquidity. As markets and products develop and the pricing for certain products becomes more or less transparent, the Company may refine its methodologies and assumptions. During 2012, no changes were made to the Company's valuation models that had or are expected to have, a material impact on the Company's consolidated balance sheets or statements of operations and comprehensive income.

The Company's methods for calculating fair value produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The fair value hierarchy is determined based on whether the inputs to valuation techniques used to measure fair value are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Company estimates of market assumptions. The fair value hierarchy prioritizes model inputs into three broad levels as follows, with Level 1 being the highest and Level 3 the lowest. An asset or liability's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Level 1—Quoted prices for identical instruments in active markets. The Company generally defines an active market as a market in which trading occurs at significant volumes. Active markets generally are more liquid and have a lower bid-ask spread than an inactive market.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and observable inputs other than quoted prices, such as interest rates or yield curves and other inputs derived from or corroborated by observable market inputs.

Level 3—Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

Transfers between Levels 1, 2 and 3 are recognized at the end of the period when the transfer occurs. The Company reviews the classification between Levels 1, 2 and 3 quarterly to determine whether a transfer is necessary. During the periods presented, there were no transfers between Level 1 and Level 2. The committed capital securities ("CCS") were transferred to Level 3 in the fair value hierarchy in the third quarter 2011 because the Company was no longer able to obtain the same level of pricing information as in past quarters. There were no transfers in or out Level 3 during 2012.

In May 2011, the FASB issued new guidance that develops common requirements for measuring fair value and for disclosing information about fair value measurements to improve the comparability of financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The new guidance clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. The amendments were adopted in the first quarter of 2012. The Company did not have an impact on its financial position and results of operations as a result of these amendments.

8. Fair Value Measurement (Continued)

Measured and Carried at Fair Value

Fixed Maturity Securities and Short-term Investments

The fair value of bonds in the investment portfolio is generally based on prices received from third party pricing services or alternative pricing sources with reasonable levels of price transparency. The pricing services prepare estimates of fair value measurements using their pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. Additional valuation factors that can be taken into account are nominal spreads and liquidity adjustments. The pricing services evaluate each asset class based on relevant market and credit information, perceived market movements, and sector news. The market inputs used in the pricing evaluation, listed in the approximate order of priority include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data and industry and economic events. Benchmark yields have in many cases taken priority over reported trades for securities that trade less frequently. The extent of the use of each input is dependent on the asset class and the market conditions. Given the asset class, the priority of the use of inputs may change or some market inputs may not be relevant. Additionally, the valuation of fixed maturity investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur. The vast majority of fixed maturities are classified as Level 2.

Short-term investments, that are traded in active markets, are classified within Level 1 in the fair value hierarchy and are based on quoted market prices. Securities such as discount notes are classified within Level 2 because these securities are typically not actively traded due to their approaching maturity and, as such, their cost approximates fair value.

Prices determined based upon model processes where at least one significant model assumption or input is unobservable, are considered to be Level 3 in the fair value hierarchy. At December 31, 2012, the Company used model processes to price 37 fixed maturity securities, which was 5.2% or $560 million of the Company's fixed maturity securities and short-term investments at fair value. Level 3 securities were priced with the assistance of an independent third-party. The pricing is based on a discounted cash flow approach using the third-party's proprietary pricing models. The models use inputs such as projected prepayment speeds; severity assumptions; recovery lag assumptions; estimated default rates (determined on the basis of an analysis of collateral attributes, historical collateral performance, borrower profiles and other features relevant to the evaluation of collateral credit quality); house price depreciation/appreciation rates based on macroeconomic forecasts and recent trading activity. The yield used to discount the projected cash flows is determined by reviewing various attributes of the bond including collateral type, weighted average life, sensitivity to losses, vintage, and convexity, in conjunction with market data on comparable securities. Significant changes to any of these inputs could materially change the expected timing of cash flows within these securities which is a significant factor in determining the fair value of the securities.

Other Invested Assets

Other invested assets includes certain investments that are carried and measured at fair value on a recurring basis and non-recurring basis, as well as assets not carried at fair value. Within other invested assets, $112 million are carried at fair value on a recurring basis as of December 31, 2012. These assets primarily comprise certain short-term investments and fixed maturity securities classified as trading and are Level 2 in the fair value hierarchy. Also carried at fair value on a recurring basis are $1 million in notes classified as Level 3 in the fair value hierarchy. The fair value of these notes is determined by calculating the present value of the expected cash flows. The unobservable inputs used in the fair value measurement of the notes are discount rate, prepayment speed and default rate.

Within other invested assets, $7 million are carried at fair value on a non-recurring basis as of December 31, 2012. These assets are comprised of mortgage loans which are classified as Level 3 in the fair value hierarchy as there are significant unobservable inputs used in the valuation of such loans. The non-performing portion of these mortgage loans is valued using an average recovery rate. The performing loans are valued using management's determination of future cash flows arising from these loans, discounted at the rate of return that would be required by a market participant. The unobservable inputs used in the fair value measurement of the mortgage loans are discount rate, recovery on delinquent loans, loss severity, prepayment speed and default rate.

8. Fair Value Measurement (Continued)

Other Assets

Committed Capital Securities

The fair value of CCS, which is recorded in "other assets" on the consolidated balance sheets, represents the difference between the present value of remaining expected put option premium payments under AGC's CCS (the "AGC CCS Securities") and AGM's Committed Preferred Trust Securities (the "AGM CPS Securities") agreements, and the estimated present value that the Company would hypothetically have to pay currently for a comparable security (see Note 17, Long Term Debt and Credit Facilities). The estimated current cost of the Company's CCS depends on several factors, including broker-dealer quotes for the outstanding securities, the U.S. dollar forward swap curve, London Interbank Offered Rate ("LIBOR") curve projections and the term the securities are estimated to remain outstanding.

In the third quarter 2011, these securities were transferred to Level 3 in the fair value hierarchy because there is a reliance on significant unobservable inputs to the valuation model, including a broker-dealer quote and the Company's estimate of the term the securities will be outstanding. Prior to the third quarter 2011, the significant market inputs used were observable; therefore, the Company classified this fair value measurement as Level 2. The Company is no longer able to obtain the same level of pricing information as in past quarters.

Supplemental Executive Retirement Plans

The Company classifies the fair value measurement of the assets of the Company's various supplemental executive retirement plans as either Level 1 or Level 2. The fair value of these assets is valued based on the observable published daily values of the underlying mutual fund included in the aforementioned plans (Level 1) or based upon the net asset value of the funds if a published daily value is not available (Level 2).

Financial Guaranty Contracts Accounted for as Credit Derivatives

The Company's credit derivatives consist primarily of insured CDS contracts, and also include interest rate swaps that fall under derivative accounting standards requiring fair value accounting through the statement of operations. The Company does not enter into CDS with the intent to trade these contracts and the Company may not unilaterally terminate a CDS contract absent an event of default or termination event that entitles the Company to terminate; however, the Company has mutually agreed with various counterparties to terminate certain CDS transactions. Such terminations generally are completed for an amount that approximates the present value of future premiums, not at fair value.

The terms of the Company's CDS contracts differ from more standardized credit derivative contracts sold by companies outside the financial guaranty industry. Management considers the non-standard terms of its credit derivative contracts in determining the fair value of these contracts. The non-standard terms include the absence of collateral support agreements or immediate settlement provisions. In addition, the Company employs relatively high attachment points and does not exit derivatives it sells or purchases for credit protection purposes, except under specific circumstances such as mutual agreements with counterparties to terminate certain CDS contracts.

Due to the lack of quoted prices for its instruments or for similar instruments, the Company determines the fair value of its credit derivative contracts primarily through modeling that uses various inputs to derive an estimate of the fair value of the Company's contracts in principal markets. Observable inputs other than quoted market prices exist; however, these inputs reflect contracts that do not contain terms and conditions similar to the credit derivative contracts issued by the Company. Management does not believe there is an established market where financial guaranty insured credit derivatives are actively traded. The terms of the protection under an insured financial guaranty credit derivative do not, except for certain rare circumstances, allow the Company to exit its contracts. Management has determined that the exit market for the Company's credit derivatives is a hypothetical one based on its entry market. Management has tracked the historical pricing of the Company's deals to establish historical price points in the hypothetical market that are used in the fair value calculation. These contracts are classified as Level 3 in the fair value hierarchy since there is reliance on at least one unobservable input deemed significant to the valuation model, most importantly the Company's estimate of the value of the non-standard terms and conditions of its credit derivative contracts and of the Company's current credit standing.

8. Fair Value Measurement (Continued)

The Company's models and the related assumptions are continuously reevaluated by management and enhanced, as appropriate, based upon improvements in modeling techniques and availability of more timely and relevant market information.

The fair value of the Company's credit derivative contracts represents the difference between the present value of remaining net premiums the Company expects to receive or pay for the credit protection under the contract and the estimated present value of premiums that a financial guarantor of comparable credit-worthiness would hypothetically charge or pay the Company for the same protection. The fair value of the Company's credit derivatives depends on a number of factors, including notional amount of the contract, expected term, credit spreads, changes in interest rates, the credit ratings of referenced entities, the Company's own credit risk and remaining contractual cash flows. The expected remaining contractual cash flows are the most readily observable inputs since they are based on the CDS contractual terms. These cash flows include premiums to be received or paid under the terms of the contract. Credit spreads capture the effect of recovery rates and performance of underlying assets of these contracts, among other factors. If credit spreads of the underlying obligations change, the fair value of the related credit derivative changes. Market liquidity also affects valuations of the underlying obligations. Market conditions at December 31, 2012 were such that market prices of the Company's CDS contracts were not available. Since market prices were not available, the Company used proprietary valuation models that used both unobservable and observable market data inputs as described under "Assumptions and Inputs" below. These models are primarily developed internally based on market conventions for similar transactions.

Valuation models include management estimates and current market information. Management is also required to make assumptions of how the fair value of credit derivative instruments is affected by current market conditions. Management considers factors such as current prices charged for similar agreements, when available, performance of underlying assets, life of the instrument, and the nature and extent of activity in the financial guaranty credit derivative marketplace. The assumptions that management uses to determine the fair value may change in the future due to market conditions. Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these credit derivative products, actual experience may differ from the estimates reflected in the Company's consolidated financial statements and the differences may be material.

Assumptions and Inputs

Listed below are various inputs and assumptions that are key to the establishment of the Company's fair value for CDS contracts.

- How gross spread is calculated.
- The allocation of gross spread among:
    - the profit the originator, usually an investment bank, realizes for putting the deal together and funding the transaction ("bank profit");
    - premiums paid to the Company for the Company's credit protection provided ("net spread"); and
    - the cost of CDS protection purchased by the originator to hedge their counterparty credit risk exposure to the Company ("hedge cost").
- The weighted average life which is based on expected remaining contractual cash flows and Debt Service schedules, which are readily observable inputs since they are based on the CDS contractual terms.
- The rates used to discount future expected cash flows.

The expected future premium cash flows for the Company's credit derivatives were discounted at rates ranging from 0.21% to 2.81% at December 31, 2012 and 0.30% to 2.70% at December 31, 2011.

8. Fair Value Measurement (Continued)

Gross spread is used to ultimately determine the net spread a comparable financial guarantor would charge the Company to transfer its risk at the reporting date. The Company obtains gross spreads on risks assumed from market data sources published by third parties (e.g. dealer spread tables for the collateral similar to assets within the Company's transactions) as well as collateral-specific spreads provided by trustees or obtained from market sources. If observable market credit spreads are not available or reliable for the underlying reference obligations, then market indices are used that most closely resemble the underlying reference obligations, considering asset class, credit quality rating and maturity of the underlying reference obligations. These indices are adjusted to reflect the non-standard terms of the Company's CDS contracts. Market sources determine credit spreads by reviewing new issuance pricing for specific asset classes and receiving price quotes from their trading desks for the specific asset in question. Management validates these quotes by cross-referencing quotes received from one market source against quotes received from another market source to ensure reasonableness. In addition, the Company compares the relative change in price quotes received from one quarter to another, with the relative change experienced by published market indices for a specific asset class. Collateral specific spreads obtained from third-party, independent market sources are un-published spread quotes from market participants or market traders who are not trustees. Management obtains this information as the result of direct communication with these sources as part of the valuation process.

With respect to CDS transactions for which there is an expected claim payment within the next twelve months, the allocation of gross spread reflects a higher allocation to the cost of credit rather than the bank profit component. In the current market, it is assumed that a bank would be willing to accept a lower profit on distressed transactions in order to remove these transactions from its financial statements.

The following spread hierarchy is utilized in determining which source of gross spread to use, with the rule being to use CDS spreads where available. If not available, the Company either interpolates or extrapolates CDS spreads based on similar transactions or market indices.

- Actual collateral specific credit spreads (if up-to-date and reliable market-based spreads are available).
- Deals priced or closed during a specific quarter within a specific asset class and specific rating.
- Credit spreads interpolated based upon market indices.
- Credit spreads provided by the counterparty of the CDS.
- Credit spreads extrapolated based upon transactions of similar asset classes, similar ratings, and similar time to maturity.

Information by Credit Spread Type

	As of December 31, 2012	As of December 31, 2011
Based on actual collateral specific spreads	6%	5%
Based on market indices	88%	90%
Provided by the CDS counterparty	6%	5%
Total	100%	100%

Over time the data inputs can change as new sources become available or existing sources are discontinued or are no longer considered to be the most appropriate. It is the Company's objective to move to higher levels on the hierarchy whenever possible, but it is sometimes necessary to move to lower priority inputs because of discontinued data sources or management's assessment that the higher priority inputs are no longer considered to be representative of market spreads for a given type of collateral. This can happen, for example, if transaction volume changes such that a previously used spread index is no longer viewed as being reflective of current market levels.

8. Fair Value Measurement (Continued)

The Company interpolates a curve based on the historical relationship between the premium the Company receives when a credit derivative is closed to the daily closing price of the market index related to the specific asset class and rating of the deal. This curve indicates expected credit spreads at each indicative level on the related market index. For transactions with unique terms or characteristics where no price quotes are available, management extrapolates credit spreads based on an alternative transaction for which the Company has received a spread quote from one of the first three sources within the Company's spread hierarchy. This alternative transaction will be within the same asset class, have similar underlying assets, similar credit ratings, and similar time to maturity. The Company then calculates the percentage of relative spread change quarter over quarter for the alternative transaction. This percentage change is then applied to the historical credit spread of the transaction for which no price quote was received in order to calculate the transactions' current spread. Counterparties determine credit spreads by reviewing new issuance pricing for specific asset classes and receiving price quotes from their trading desks for the specific asset in question. These quotes are validated by cross-referencing quotes received from one market source with those quotes received from another market source to ensure reasonableness.

The premium the Company receives is referred to as the "net spread." The Company's pricing model takes into account not only how credit spreads on risks that it assumes affect pricing, but also how the Company's own credit spread affects the pricing of its deals. The Company's own credit risk is factored into the determination of net spread based on the impact of changes in the quoted market price for credit protection bought on the Company, as reflected by quoted market prices on CDS referencing AGC or AGM. For credit spreads on the Company's name the Company obtains the quoted price of CDS contracts traded on AGC and AGM from market data sources published by third parties. The cost to acquire CDS protection referencing AGC or AGM affects the amount of spread on CDS deals that the Company retains and, hence, their fair value. As the cost to acquire CDS protection referencing AGC or AGM increases, the amount of premium the Company retains on a deal generally decreases. As the cost to acquire CDS protection referencing AGC or AGM decreases, the amount of premium the Company retains on a deal generally increases. In the Company's valuation model, the premium the Company captures is not permitted to go below the minimum rate that the Company would currently charge to assume similar risks. This assumption can have the effect of mitigating the amount of unrealized gains that are recognized on certain CDS contracts. Given the current market conditions and the Company's own credit spreads, approximately 71%, as of December 31, 2012 and approximately 78% as of December 31, 2011 of our CDS contracts are fair valued using this minimum premium. The Company corroborates the assumptions in its fair value model, including the portion of exposure to AGC and AGM hedged by its counterparties, with independent third parties each reporting period. The current level of AGC's and AGM's own credit spread has resulted in the bank or deal originator hedging a significant portion of its exposure to AGC and AGM. This reduces the amount of contractual cash flows AGC and AGM can capture as premium for selling its protection.

The amount of premium a financial guaranty insurance market participant can demand is inversely related to the cost of credit protection on the insurance company as measured by market credit spreads assuming all other assumptions remain constant. This is because the buyers of credit protection typically hedge a portion of their risk to the financial guarantor, due to the fact that the Company's contracts' contractual terms typically do not require the posting of collateral by the guarantor. The widening of a financial guarantor's own credit spread increases the cost to buy credit protection on the guarantor, thereby reducing the amount of premium the guarantor can capture out of the gross spread on the deal. The extent of the hedge depends on the types of instruments insured and the current market conditions.

A fair value resulting in a credit derivative asset on protection sold is the result of contractual cash inflows on in-force deals in excess of what a hypothetical financial guarantor could receive if it sold protection on the same risk as of the reporting date. If the Company were able to freely exchange these contracts (i.e., assuming its contracts did not contain proscriptions on transfer and there was a viable exchange market), it would be able to realize a gain representing the difference between the higher contractual premiums to which it is entitled and the current market premiums for a similar contract. The Company determines the fair value of its CDS contracts by applying the difference between the current net spread and the contractual net spread for the remaining duration of each contract to the notional value of its CDS contracts.

8. Fair Value Measurement (Continued)

Example

Following is an example of how changes in gross spreads, the Company's own credit spread and the cost to buy protection on the Company affect the amount of premium the Company can demand for its credit protection. The assumptions used in these examples are hypothetical amounts. Scenario 1 represents the market conditions in effect on the transaction date and Scenario 2 represents market conditions at a subsequent reporting date.

	Scenario 1		Scenario 2	
	bps	% of Total	bps	% of Total
Original gross spread/cash bond price (in bps)	185		500	
Bank profit (in bps)	115	62%	50	10%
Hedge cost (in bps)	30	16%	440	88%
The Company premium received per annum (in bps)	40	22%	10	2%

In Scenario 1, the gross spread is 185 basis points. The bank or deal originator captures 115 basis points of the original gross spread and hedges 10% of its exposure to AGC, when the CDS spread on AGC was 300 basis points (300 basis points × 10% = 30 basis points). Under this scenario the Company received premium of 40 basis points, or 22% of the gross spread.

In Scenario 2, the gross spread is 500 basis points. The bank or deal originator captures 50 basis points of the original gross spread and hedges 25% of its exposure to AGC, when the CDS spread on AGC was 1,760 basis points (1,760 basis points × 25% = 440 basis points). Under this scenario the Company would receive premium of 10 basis points, or 2% of the gross spread. Due to the increased cost to hedge AGC's name, the amount of profit the bank would expect to receive, and the premium the Company would expect to receive decline significantly.

In this example, the contractual cash flows (the Company premium received per annum above) exceed the amount a market participant would require the Company to pay in today's market to accept its obligations under the CDS contract, thus resulting in an asset. This credit derivative asset is equal to the difference in premium rates discounted at the corresponding LIBOR over the weighted average remaining life of the contract.

Strengths and Weaknesses of Model

The Company's credit derivative valuation model, like any financial model, has certain strengths and weaknesses.

The primary strengths of the Company's CDS modeling techniques are:

- The model takes into account the transaction structure and the key drivers of market value. The transaction structure includes par insured, weighted average life, level of subordination and composition of collateral.
- The model maximizes the use of market-driven inputs whenever they are available. The key inputs to the model are market-based spreads for the collateral, and the credit rating of referenced entities. These are viewed by the Company to be the key parameters that affect fair value of the transaction.
- The model is a consistent approach to valuing positions. The Company has developed a hierarchy for market-based spread inputs that helps mitigate the degree of subjectivity during periods of high illiquidity.

The primary weaknesses of the Company's CDS modeling techniques are:

- There is no exit market or actual exit transactions. Therefore the Company's exit market is a hypothetical one based on the Company's entry market.
- There is a very limited market in which to validate the reasonableness of the fair values developed by the Company's model.

8. Fair Value Measurement (Continued)

- At December 31, 2012 and 2011, the markets for the inputs to the model were highly illiquid, which impacts their reliability.
- Due to the non-standard terms under which the Company enters into derivative contracts, the fair value of its credit derivatives may not reflect the same prices observed in an actively traded market of credit derivatives that do not contain terms and conditions similar to those observed in the financial guaranty market.

As of December 31, 2012 these contracts were classified as Level 3 in the fair value hierarchy because there is a reliance on at least one unobservable input deemed significant to the valuation model, most significantly the Company's estimate of the value of non-standard terms and conditions of its credit derivative contracts and of amount of protection purchased on AGC or AGM's name.

Fair Value Option on FG VIEs' Assets and Liabilities

The Company elected the fair value option for all the FG VIEs' assets and liabilities. See Note 10, Consolidation of Variable Interest Entities.

The FG VIEs that are consolidated by the Company issued securities collateralized by HELOCs, first lien and second lien RMBS, subprime automobile loans, and other loans and receivables. The lowest level input that is significant to the fair value measurement of these assets and liabilities in its entirety was a Level 3 input (i.e. unobservable), therefore management classified them as Level 3 in the fair value hierarchy. Prices were generally determined with the assistance of an independent third-party. The pricing is based on a discounted cash flow approach and the third-party's proprietary pricing models. The models to price the FG VIEs' liabilities used, where appropriate, inputs such as estimated prepayment speeds; market values of the assets that collateralize the securities; estimated default rates (determined on the basis of an analysis of collateral attributes, historical collateral performance, borrower profiles and other features relevant to the evaluation of collateral credit quality); discount rates implied by market prices for similar securities; house price depreciation/appreciation rates based on macroeconomic forecasts and, for those liabilities insured by the Company, the benefit from the Company's insurance policy guaranteeing the timely payment of principal and interest for the FG VIE tranches insured by the Company, taking into account the timing of the potential default and the Company's own credit rating. These inputs are utilized to project the future cash flows of the security and to evaluate the overall bond profile. The third-party also utilizes an internal model to determine an appropriate yield at which to discount the cash flows of the security, by factoring in collateral types, weighted-average lives, and other structural attributes specific to the security being priced. The expected yield is further calibrated by utilizing algorithm's designed to aggregate market color, received by the third-party, on comparable bonds.

Changes in fair value of the FG VIEs' assets and liabilities are included in fair value gains (losses) on FG VIEs within the consolidated statement of operations. Except for net credit impairment that triggers a claim on the financial guaranty contract (i.e. net expected loss to be paid as described in Note 6), the unrealized fair value gains (losses) related to the consolidated FG VIEs will reverse to zero over the terms of these financial instruments.

The fair value of the Company's FG VIE assets is sensitive to changes related to estimated prepayment speeds; estimated default rates (determined on the basis of an analysis of collateral attributes such as: historical collateral performance, borrower profiles and other features relevant to the evaluation of collateral credit quality); discount rates implied by market prices for similar securities; and house price depreciation/appreciation rates based on macroeconomic forecasts. Significant changes to some of these inputs could materially change the market value of the FG VIE's assets and the implied collateral losses within the transaction. In general, the fair value of the FG VIE asset is most sensitive to changes in the projected collateral losses, where an increase in collateral losses typically leads to a decrease in the fair value of FG VIE assets, while a decrease in collateral losses typically leads to an increase in the fair value of FG VIE assets. These factors also directly impact the fair value of the Company's FG VIE liabilities.

8. Fair Value Measurement (Continued)

The fair value of the Company's FG VIE liabilities is also sensitive to changes relating to estimated prepayment speeds; market values of the assets that collateralize the securities; estimated default rates (determined on the basis of an analysis of collateral attributes such as: historical collateral performance, borrower profiles and other features relevant to the evaluation of collateral credit quality); discount rates implied by market prices for similar securities; and house price depreciation/appreciation rates based on macroeconomic forecasts. In addition, the Company's FG VIE liabilities with recourse are also sensitive to changes in the Company's implied credit worthiness. Significant changes to any of these inputs could materially change the timing of expected losses within the insured transaction which is a significant factor in determining the implied benefit from the Company's insurance policy guaranteeing the timely payment of principal and interest for the tranches of debt issued by the FG VIE that is insured by the Company. In general, extending the timing of expected loss payments by the Company into the future typically leads to a decrease in the value of the Company's insurance and a decrease in the fair value of the Company's FG VIE liabilities with recourse, while a shortening of the timing of expected loss payments by the Company typically leads to an increase in the value of the Company's insurance and an increase in the fair value of the Company's FG VIE liabilities with recourse.

Not Carried at Fair Value

Financial Guaranty Insurance Contracts

The fair value of the Company's financial guaranty contracts accounted for as insurance was based on management's estimate of what a similarly rated financial guaranty insurance company would demand to acquire the Company's in-force book of financial guaranty insurance business. This amount was based on the pricing assumptions management has observed for portfolio transfers that have occurred in the financial guaranty market and included adjustments to the carrying value of unearned premium reserve for stressed losses, ceding commissions and return on capital. The significant inputs were not readily observable. The Company accordingly classified this fair value measurement as Level 3.

Long-Term Debt

The Company's long-term debt, excluding notes payable, is valued by broker-dealers using third party independent pricing sources and standard market conventions. The market conventions utilize market quotations, market transactions for the Company's comparable instruments, and to a lesser extent, similar instruments in the broader insurance industry. The fair value measurement was classified as Level 2 in the fair value hierarchy.

The fair value of the notes payable that are recorded within long-term debt was determined by calculating the present value of the expected cash flows. The Company determines discounted future cash flows using market driven discount rates and a variety of assumptions, including LIBOR curve projections, prepayment and default assumptions, and AGM CDS spreads. The fair value measurement was classified as Level 3 in the fair value hierarchy because there is a reliance on significant unobservable inputs to the valuation model, including the discount rates, prepayment and default assumptions, loss severity and recovery on delinquent loans.

Other Invested Assets

The fair value of the other invested assets, which primarily consist of assets acquired in refinancing transactions, was determined by calculating the present value of the expected cash flows. The Company uses a market approach to determine discounted future cash flows using market driven discount rates and a variety of assumptions, including LIBOR curve projections and prepayment and default assumptions. The fair value measurement was classified as Level 3 in the fair value hierarchy because there is a reliance on significant unobservable inputs to the valuation model, including the discount rates, prepayment and default assumptions, loss severity and recovery on delinquent loans.

Other Assets and Other Liabilities

The Company's other assets and other liabilities consist predominantly of accrued interest, receivables for securities sold and payables for securities purchased, the carrying values of which approximate fair value.

8. Fair Value Measurement (Continued)

Financial Instruments Carried at Fair Value

Amounts recorded at fair value in the Company's financial statements are included in the tables below.

Fair Value Hierarchy of Financial Instruments Carried at Fair Value
As of December 31, 2012

	Fair Value	Fair Value Hierarchy Level 1	Level 2	Level 3
		(in millions)		
Assets:				
Investment portfolio, available-for-sale:				
Fixed maturity securities				
U.S. government and agencies	$ 794	$ —	$ 794	$ —
Obligations of state and political subdivisions	5,631	—	5,596	35
Corporate securities	1,010	—	1,010	—
Mortgage-backed securities:				
RMBS	1,266	—	1,047	219
CMBS	520	—	520	—
Asset-backed securities	531	—	225	306
Foreign government securities	304	—	304	—
Total fixed maturity securities	10,056	—	9,496	560
Short-term investments	817	446	371	—
Other invested assets(1)	120	—	112	8
Credit derivative assets	141	—	—	141
FG VIEs' assets, at fair value	2,688	—	—	2,688
Other assets(2)	65	24	5	36
Total assets carried at fair value	$ 13,887	$ 470	$ 9,984	$ 3,433
Liabilities:				
Credit derivative liabilities	$ 1,934	$ —	$ —	$ 1,934
FG VIEs' liabilities with recourse, at fair value	2,090	—	—	2,090
FG VIEs' liabilities without recourse, at fair value	1,051	—	—	1,051
Total liabilities carried at fair value	$ 5,075	$ —	$ —	$ 5,075

8. Fair Value Measurement (Continued)

Fair Value Hierarchy of Financial Instruments Carried at Fair Value As of December 31, 2011

	Fair Value	Fair Value Hierarchy		
		Level 1	Level 2	Level 3
		(in millions)		
Assets:				
Investment portfolio, available-for-sale:				
Fixed maturity securities				
U.S. government and agencies	$ 922	$ —	$ 922	$ —
Obligations of state and political subdivisions	5,456	—	5,446	10
Corporate securities	1,038	—	1,038	—
Mortgage-backed securities:				
RMBS	1,428	—	1,294	134
CMBS	500	—	500	—
Asset-backed securities	458	—	223	235
Foreign government securities	340	—	340	—
Total fixed maturity securities	10,142	—	9,763	379
Short-term investments	734	210	524	—
Other invested assets(1)	43	—	32	11
Credit derivative assets	153	—	—	153
FG VIEs' assets, at fair value	2,819	—	—	2,819
Other assets(2)	80	26	—	54
Total assets carried at fair value	$ 13,971	$ 236	$ 10,319	$ 3,416
Liabilities:				
Credit derivative liabilities	$ 1,457	$ —	$ —	$ 1,457
FG VIEs' liabilities with recourse, at fair value	2,397	—	—	2,397
FG VIEs' liabilities without recourse, at fair value	1,061	—	—	1,061
Total liabilities carried at fair value	$ 4,915	$ —	$ —	$ 4,915

(1) Includes mortgage loans that are recorded at fair value on a non-recurring basis. At December 31, 2012 and December 31, 2011, such investments were carried at their market value of $7 million and $9 million, respectively.

(2) Includes fair value of CCS and supplemental executive retirement plan assets.

8. Fair Value Measurement (Continued)

Changes in Level 3 Fair Value Measurements

The table below presents a roll forward of the Company's Level 3 financial instruments carried at fair value on a recurring basis during the years ended December 31, 2012 and 2011.

Fair Value Level 3 Rollforward
Recurring Basis
Year Ended December 31, 2012

	Fixed Maturity Securities								
	Obligations of State and Political Subdivisions	RMBS	Asset-Backed Securities	Other Invested Assets	FG VIEs' Assets at Fair Value	Other Assets	Credit Derivative Asset (Liability), net(5)	FG VIEs' Liabilities with Recourse, at Fair Value	FG VIEs' Liabilities without Recourse, at Fair Value
	(in millions)								
Fair value as of December 31, 2011	$ 10	$ 134	$ 235	$ 2	$ 2,819	$ 54	$ (1,304)	$ (2,397)	$ (1,061)
Total pretax realized and unrealized gains/(losses) recorded in:(1)									
Net income (loss)	1 (2)	11 (2)	29 (2)	0	403 (3)	(18)(4)	(585)(6)	(264)(3)	(195)(3)
Other comprehensive income (loss)	(10)	16	30	(1)	—	—	—	—	—
Purchases	34	108	40	—	—	—	—	—	—
Settlements	—	(50)	(28)	—	(549)	—	96	507	205
FG VIE consolidations	—	—	—	—	15	—	—	(18)	—
FG VIE elimination	—	—	—	—	—	—	—	82	—
Fair value as of December 31, 2012	$ 35	$ 219	$ 306	$ 1	$ 2,688	$ 36	$ (1,793)	$ (2,090)	$ (1,051)
Change in unrealized gains/(losses) related to financial instruments held as of December 31, 2012	$ (10)	$ 11	$ 33	$ (1)	$ 674	$ (18)	$ (480)	$ (608)	$ 50

8. Fair Value Measurement (Continued)

Fair Value Level 3 Rollforward
Recurring Basis
Year Ended December 31, 2011

	Fixed Maturity Securities									
	Obligations of state and political subdivisions	RMBS	Asset Backed Securities	Other Invested Assets	FG VIEs' Assets at Fair Value	Other Assets	Credit Derivative Asset (Liability), net(5)	FG VIEs' Liabilities with Recourse, at Fair Value	FG VIEs' Liabilities without Recourse, at Fair Value
	(in millions)								
Fair value as of December 31, 2010	$ —	$ 100	$ 210	$ 2	$ 3,657	$ —	$ (1,870)	$ (3,031)	(1,337)
Total pretax realized and unrealized gains/(losses) recorded in:(1)									
Net income (loss)	—	(23)(2)	(8) (2)	—	(314)(3)	34 (4)	560 (6)	80 (3)	56 (3)
Other comprehensive income (loss)	1	(94)	9	0	—	—	—	—	—
Purchases	9	254	47	—	—	—	—	—	—
Sales	—	(4)	—	—	—	—	—	—	—
Settlements	—	(35)	(23)	0	(806)	—	6	826	283
FG VIE consolidations	—	(64)	—	—	282	—	—	(272)	(63)
Transfers into Level 3	—	—	—	—	—	20	—	—	—
Fair value as of December 31, 2011	$ 10	$ 134	$ 235	$ 2	$ 2,819	$ 54	$ (1,304)	$ (2,397)	(1,061)
Change in unrealized gains/(losses) related to financial instruments held as of December 31, 2011	$ —	$ (93)	$ 9	$ 0	$ 161	$ 34	$ 570	$ 88	(78)

(1) Realized and unrealized gains (losses) from changes in values of Level 3 financial instruments represent gains (losses) from changes in values of those financial instruments only for the periods in which the instruments were classified as Level 3.

(2) Included in net realized investment gains (losses) and net investment income.

(3) Included in fair value gains (losses) on FG VIEs.

(4) Recorded in fair value gains (losses) on committed capital securities.

(5) Represents net position of credit derivatives. The consolidated balance sheet presents gross assets and liabilities based on net counterparty exposure.

(6) Reported in net change in fair value of credit derivatives.

Assured Guaranty Ltd.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

8. Fair Value Measurement (Continued)

Level 3 Fair Value Disclosures

Quantitative Information About Level 3 Fair Value Inputs
At December 31, 2012

Financial Instrument Description	(in millions)	Valuation Technique	Significant Unobservable Inputs	Range
Assets:				
Fixed maturity securities:				
Obligations of state and political subdivisions	$ 35	Discounted cash flow	Rate of inflation	1.0% - 3.0%
			Cash flow receipts	4.9% - 85.8%
			Discount rates	4.3% 9.0%
			Collateral recovery period	1 month - 43 years
RMBS	219	Discounted cash flow	CPR	0.8% - 7.5%
			CDR	4.4% - 28.6%
			Severity	48.1% - 102.8%
			Yield	3.5% - 2.8%
Asset-backed securities:				
Whole business securitization	63	Discounted cash flow	Annual gross revenue projections (in millions)	$54 - $96
			Value of primary financial guaranty policy	43.8%
			Liquidity discount	5.0% - 20.0%
Investor owned utility	186	Discounted cash flow	Liquidation value (in millions)	$212 - $242
			Years to liquidation	0 years - 3 years
			Discount factor	15.3%
XXX life insurance transactions	57	Discounted cash flow	Yield	12.5%
Other invested assets	8	Discounted cash flow	Discount for lack of liquidity	10.0% - 20.0%
			Recovery on delinquent loans	20.0% - 60.0%
			Default rates	1.0% - 12.0%
			Loss severity	40.0% - 90.0%
			Prepayment speeds	6.0% - 15.0%
FG VIEs' assets, at fair value	2,688	Discounted cash flow	CPR	0.5% - 10.9%
			CDR	3.0% - 28.6%
			Loss severity	37.5% - 103.8%
			Yield	4.5% - 20.0%

8. Fair Value Measurement (Continued)

Financial Instrument Description	Fair Value at December 31, 2012 (in millions)	Valuation Technique	Significant Unobservable Inputs	Range
Other assets	36	Discounted cash flow	Quotes from third party pricing Term (years)	\$38 - \$51 3 years
Liabilities:				
Credit derivative liabilities, net	(1,793)	Discounted cash flow	Year 1 loss estimates Hedge cost (in bps) Bank profit (in bps) Internal floor (in bps) Internal credit rating	0.0% - 58.7% 64.2 - 678.4 1.0 - 1,312.9 7.0 - 60.0 AAA - BIG
FG VIEs' liabilities, at fair value	(3,141)	Discounted cash flow	CPR CDR Loss severity Yield	0.5% - 10.9% 3.0% - 28.6% 37.5% - 103.8% 4.5% - 20.0%

The carrying amount and estimated fair value of the Company's financial instruments are presented in the following table.

Fair Value of Financial Instruments

	As of December 31, 2012		As of December 31, 2011	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in millions)			
Assets:				
Fixed maturity securities	\$ 10,056	\$ 10,056	\$ 10,142	\$ 10,142
Short-term investments	817	817	734	734
Other invested assets	177	182	170	182
Credit derivative assets	141	141	153	153
FG VIEs' assets, at fair value	2,688	2,688	2,819	2,819
Other assets	166	166	186	186
Liabilities:				
Financial guaranty insurance contracts(1)	3,918	6,537	4,657	4,313
Long-term debt	836	1,091	1,038	1,186
Credit derivative liabilities	1,934	1,934	1,457	1,457
FG VIEs' liabilities with recourse, at fair value	2,090	2,090	2,397	2,397
FG VIEs' liabilities without recourse, at fair value	1,051	1,051	1,061	1,061
Other liabilities	47	47	16	16

(1) Carrying amount includes the the assets and liabilities related to financial guaranty insurance contract premiums, losses, and salvage and subrogation and other recoverables net of reinsurance.

9. Financial Guaranty Contracts Accounted for as Credit Derivatives

Accounting Policy

Credit derivatives are recorded at fair value. Changes in fair value are recorded in "net change in fair value of credit derivatives" on the consolidated statement of operations. Realized gains and other settlements on credit derivatives include credit derivative premiums received and receivable for credit protection the Company has sold under its insured CDS contracts, premiums paid and payable for credit protection the Company has purchased, contractual claims paid and payable and received and receivable related to insured credit events under these contracts, ceding commissions expense or income and realized gains or losses related to their early termination. Net unrealized gains and losses on credit derivatives represent the adjustments for changes in fair value in excess of realized gains and other settlements. Fair value of credit derivatives is reflected as either net assets or net liabilities determined on a contract by contract basis in the Company's consolidated balance sheets. See Note 8, Fair Value Measurement, for a discussion on the fair value methodology for credit derivatives.

Credit Derivatives

The Company has a portfolio of financial guaranty contracts that meet the definition of a derivative in accordance with GAAP (primarily CDS). Until the Company ceased selling credit protection through credit derivative contracts in the beginning of 2009, following the issuance of regulatory guidelines that limited the terms under which the credit protection could be sold, management considered these agreements to be a normal part of its financial guaranty business. The potential capital or margin requirements that may apply under the Dodd-Frank Wall Street Reform and Consumer Protection Act contributed to the decision of the Company not to sell new credit protection through CDS in the foreseeable future.

Credit derivative transactions are governed by ISDA documentation and have different characteristics from financial guaranty insurance contracts. For example, the Company's control rights with respect to a reference obligation under a credit derivative may be more limited than when the Company issues a financial guaranty insurance contract. In addition, while the Company's exposure under credit derivatives, like the Company's exposure under financial guaranty insurance contracts, has been generally for as long as the reference obligation remains outstanding, unlike financial guaranty contracts, a credit derivative may be terminated for a breach of the ISDA documentation or other specific events. A loss payment is made only upon the occurrence of one or more defined credit events with respect to the referenced securities or loans. A credit event may be a non-payment event such as a failure to pay, bankruptcy or restructuring, as negotiated by the parties to the credit derivative transactions. If events of default or termination events specified in the credit derivative documentation were to occur, the non-defaulting or the non-affected party, which may be either the Company or the counterparty, depending upon the circumstances, may decide to terminate a credit derivative prior to maturity. The Company may be required to make a termination payment to its swap counterparty upon such termination. The Company may not unilaterally terminate a CDS contract; however, the Company on occasion has mutually agreed with various counterparties to terminate certain CDS transactions.

Credit Derivative Net Par Outstanding by Sector

The estimated remaining weighted average life of credit derivatives was 3.7 years at December 31, 2012 and 4.3 years at December 31, 2011. The components of the Company's credit derivative net par outstanding are presented below.

9. Financial Guaranty Contracts Accounted for as Credit Derivatives (Continued)

Credit Derivatives Net Par Outstanding

	As of December 31, 2012				As of December 31, 2011			
Asset Type	Net Par Outstanding	Original Subordination(1)	Current Subordination(1)	Weighted Average Credit Rating	Net Par Outstanding	Original Subordination(1)	Current Subordination(1)	Weighted Average Credit Rating
	(dollars in millions)							
Pooled corporate obligations:								
Collateralized loan obligation/collateral bond obligations	$ 29,142	32.8%	33.3%	AAA	$ 34,567	32.6%	32.0%	AAA
Synthetic investment grade pooled corporate	9,658	21.6	19.7	AAA	12,393	20.4	18.7	AAA
Synthetic high yield pooled corporate	3,626	35.0	30.3	AAA	5,049	35.7	30.3	AA+
TruPS CDOs	4,099	46.5	32.7	BB	4,518	46.6	31.9	BB
Market value CDOs of corporate obligations	3,595	30.1	32.0	AAA	4,546	30.6	28.9	AAA
Total pooled corporate obligations	50,120	31.7	30.4	AAA	61,073	31.2	28.9	AAA
U.S. RMBS:								
Option ARM and Alt-A first lien	3,381	20.2	10.4	B+	4,060	19.6	13.6	BB-
Subprime first lien	3,494	29.8	52.6	A+	4,012	30.1	53.9	A+
Prime first lien	333	10.9	5.2	B	398	10.9	8.4	B
Closed end second lien and HELOCs	49	—	—	B-	62	—	—	B
Total U.S. RMBS	7,257	24.2	30.4	BBB	8,532	24.1	32.2	BBB
CMBS	4,094	33.3	41.8	AAA	4,612	32.6	38.9	AAA
Other	9,310			A-	10,830	—	—	A
Total	$ 70,781			AA+	$ 85,047			AA+

(1) Represents the sum of subordinate tranches and over-collateralization and does not include any benefit from excess interest collections that may be used to absorb losses.

Except for TruPS CDOs, the Company's exposure to pooled corporate obligations is highly diversified in terms of obligors and industries. Most pooled corporate transactions are structured to limit exposure to any given obligor and industry. The majority of the Company's pooled corporate exposure consists of collateralized loan obligation ("CLO") or synthetic pooled corporate obligations. Most of these CLOs have an average obligor size of less than 1% of the total transaction and typically restrict the maximum exposure to any one industry to approximately 10%. The Company's exposure also benefits from embedded credit enhancement in the transactions which allows a transaction to sustain a certain level of losses in the underlying collateral, further insulating the Company from industry specific concentrations of credit risk on these deals.

The Company's TruPS CDO asset pools are generally less diversified by obligors and industries than the typical CLO asset pool. Also, the underlying collateral in TruPS CDOs consists primarily of subordinated debt instruments such as TruPS issued by bank holding companies and similar instruments issued by insurance companies, REITs and other real estate related issuers while CLOs typically contain primarily senior secured obligations. However, to mitigate these risks TruPS CDOs were typically structured with higher levels of embedded credit enhancement than typical CLOs.

The Company's exposure to "Other" CDS contracts is also highly diversified. It includes $3.2 billion of exposure to three pooled infrastructure transactions comprising diversified pools of international infrastructure project transactions and loans to regulated utilities. These pools were all structured with underlying credit enhancement sufficient for the Company to attach at super senior AAA levels at origination. The remaining $6.1 billion of exposure in "Other" CDS contracts comprises numerous deals across various asset classes, such as commercial receivables, international RMBS, infrastructure, regulated utilities and consumer receivables. Of the total net par outstanding in the "Other" sector, $983 million is rated BIG.

9. Financial Guaranty Contracts Accounted for as Credit Derivatives (Continued)

Distribution of Credit Derivative Net Par Outstanding by Internal Rating

Ratings	As of December 31, 2012 Net Par Outstanding	As of December 31, 2012 % of Total	As of December 31, 2011 Net Par Outstanding	As of December 31, 2011 % of Total
	(dollars in millions)			
Super Senior	$ 18,908	26.7%	$ 21,802	25.6%
AAA	32,010	45.2	40,240	47.3
AA	3,083	4.4	4,342	5.1
A	5,487	7.8	5,830	6.9
BBB	4,584	6.4	5,030	5.9
BIG	6,709	9.5	7,803	9.2
Total credit derivative net par outstanding	$ 70,781	100.0%	$ 85,047	100.0%

Credit Derivative
U.S. Residential Mortgage-Backed Securities

Vintage	As of December 31, 2012 Net Par Outstanding	Original Subordination(1)	Current Subordination(1)	Weighted Average Credit Rating	Net Change in Unrealized Gain (Loss) Year Ended December 31, 2012
	(in millions)				(in millions)
2004 and Prior	$ 124	6.4%	19.2%	BBB+	$ 3
2005	2,036	31.2	66.3	AA+	12
2006	1,572	29.4	34.5	A-	(63)
2007	3,525	18.5	8.2	B	(503)
Total	$ 7,257	24.2%	30.4%	BBB	$ (551)

(1) Represents the sum of subordinate tranches and overcollateralization and does not include any benefit from excess interest collections that may be used to absorb losses.

Net Change in Fair Value of Credit Derivatives

Net Change in Fair Value of Credit Derivatives Gain (Loss)

	Year Ended December 31, 2012	2011	2010
	(in millions)		
Net credit derivative premiums received and receivable	$ 127	$ 185	$ 207
Net ceding commissions (paid and payable) received and receivable	1	3	3
Realized gains on credit derivatives	128	188	210
Terminations	(1)	(23)	—
Net credit derivative losses (paid and payable) recovered and recoverable	(235)	(159)	(57)
Total realized gains (losses) and other settlements on credit derivatives	(108)	6	153
Net unrealized gains (losses) on credit derivatives	(477)	554	(155)
Net change in fair value of credit derivatives	$ (585)	$ 560	$ (2)

In years ended December 31, 2012 and 2011, CDS contracts totaling $2.3 billion and $11.5 billion in net par were terminated, resulting in accelerations of credit derivative revenue of $3 million in 2012 and $25 million in 2011.

9. Financial Guaranty Contracts Accounted for as Credit Derivatives (Continued)

Changes in the fair value of credit derivatives occur primarily because of changes in interest rates, credit spreads, notional amounts, credit ratings of the referenced entities, expected terms, realized gains (losses) and other settlements, and the issuing company's own credit rating, credit spreads and other market factors. Except for net estimated credit impairments (i.e., net expected loss to be paid as discussed in Note 6), the unrealized gains and losses on credit derivatives are expected to reduce to zero as the exposure approaches its maturity date. With considerable volatility continuing in the market, unrealized gains (losses) on credit derivatives may fluctuate significantly in future periods.

Net Change in Unrealized Gains (Losses) on Credit Derivatives By Sector

Asset Type	Year Ended December 31, 2012	2011	2010
	(in millions)		
Pooled corporate obligations:			
CLOs/Collateral bond obligations	$ 6	$ 10	$ 2
Synthetic investment grade pooled corporate	18	16	(2)
Synthetic high yield pooled corporate	21	(1)	11
TruPS CDOs	15	14	59
Market value CDOs of corporate obligations	(1)	0	0
Total pooled corporate obligations	59	39	70
U.S. RMBS:			
Option ARMs and Alt-A first lien	(447)	300	(281)
Subprime first lien	(55)	24	(10)
Prime first lien	(54)	47	(8)
Closed end second lien and HELOCs	5	10	(2)
Total U.S. RMBS	(551)	381	(301)
CMBS	2	11	10
Other	13	123	66
Total	$ (477)	$ 554	$ (155)

During 2012, U.S. RMBS unrealized fair value losses were generated primarily in the prime first lien, Alt-A, Option ARM and subprime RMBS sectors primarily as a result of the decreased cost to buy protection in AGC's name as the market cost of AGC's credit protection decreased. These transactions were pricing above their floor levels (or the minimum rate at which the Company would consider assuming these risks based on historical experience); therefore when the cost of purchasing CDS protection on AGC, which management refers to as the CDS spread on AGC, decreased the implied spreads that the Company would expect to receive on these transactions increased. The cost of AGM's credit protection also decreased during 2012, but did not lead to significant fair value losses, as the majority of AGM policies continue to price at floor levels.

In 2011, U.S. RMBS unrealized fair value gains were generated primarily in the Option ARM, Alt-A, prime first lien and subprime sectors primarily as a result of the increased cost to buy protection in AGC's name as the market cost of AGC's credit protection increased. These transactions were pricing above their floor levels; therefore when the cost of purchasing CDS protection on AGC, increased the implied, spreads that the Company would expect to receive on these transactions decreased. The unrealized fair value gain in "other" primarily resulted from tighter implied net spreads on a XXX life securitization transaction and a film securitization, which also resulted from the increased cost to buy protection in AGC's name, referenced above. The cost of AGM's credit protection also increased during the year, but did not lead to significant fair value gains, as the majority of AGM policies continue to price at floor levels.

9. Financial Guaranty Contracts Accounted for as Credit Derivatives (Continued)

In 2010, U.S. RMBS unrealized fair value losses were generated primarily in the Option ARM and Alt-A first lien sector due to internal ratings downgrades on several of these Option ARM and Alt-A first lien policies. The unrealized fair value gain within the TruPS CDO and Other asset classes resulted from tighter implied spreads. These transactions were pricing above their floor levels; therefore when the cost of purchasing CDS protection on AGC and AGM increased, the implied spreads that the Company would expect to receive on these transactions decreased. During 2010, AGC's and AGM's spreads widened. However, gains due to the widening of the Company's own CDS spreads were offset by declines in fair value resulting from price changes and the internal downgrades of several U.S. RMBS policies referenced above.

The impact of changes in credit spreads will vary based upon the volume, tenor, interest rates, and other market conditions at the time these fair values are determined. In addition, since each transaction has unique collateral and structural terms, the underlying change in fair value of each transaction may vary considerably. The fair value of credit derivative contracts also reflects the change in the Company's own credit cost based on the price to purchase credit protection on AGC and AGM. The Company determines its own credit risk based on quoted CDS prices traded on the Company at each balance sheet date. Generally, a widening of the CDS prices traded on AGC and AGM has an effect of offsetting unrealized losses that result from widening general market credit spreads, while a narrowing of the CDS prices traded on AGC and AGM has an effect of offsetting unrealized gains that result from narrowing general market credit spreads.

Five-Year CDS Spread on AGC and AGM

	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Quoted price of CDS contract (in basis points):			
AGC	678	1,140	804
AGM	536	778	650

Components of Credit Derivative Assets (Liabilities)

	As of December 31, 2012	As of December 31, 2011
	(in millions)	
Credit derivative assets	$ 141	$ 153
Credit derivative liabilities	(1,934)	(1,457)
Net fair value of credit derivatives	$ (1,793)	$ (1,304)

	As of December 31, 2012	As of December 31, 2011
	(in millions)	
Fair value of credit derivatives before effect of AGC and AGM credit spreads	$ (4,809)	$ (5,596)
Plus: Effect of AGC and AGM credit spreads	3,016	4,292
Net fair value of credit derivatives	$ (1,793)	$ (1,304)

The fair value of CDS contracts at December 31, 2012, before considering the implications of AGC's and AGM's credit spreads, is a direct result of continued wide credit spreads in the fixed income security markets and ratings downgrades. The asset classes that remain most affected are recent vintages of prime first lien, Alt-A, Option ARM, subprime RMBS deals as well as trust-preferred securities. Comparing December 31, 2012 with December 31, 2011, there was a narrowing of spreads primarily related to Alt-A first lien and subprime RMBS transactions. This narrowing of spreads resulted in a gain of approximately $787 million, before taking into account AGC's or AGM's credit spreads.

Management believes that the trading level of AGC's and AGM's credit spreads are due to the correlation between AGC's and AGM's risk profile and the current risk profile of the broader financial markets and to increased demand for credit protection against AGC and AGM as the result of its financial guaranty volume, as well as the overall lack of liquidity in the CDS market. Offsetting the benefit attributable to AGC's and AGM's credit spread were higher credit spreads in the fixed income security markets. The higher credit spreads in the fixed income security market are due to the lack of liquidity in the high yield CDO, Trust- Preferred CDO, and CLO markets as well as continuing market concerns over the most recent vintages of subprime RMBS.

9. Financial Guaranty Contracts Accounted for as Credit Derivatives (Continued)

The following table presents the fair value and the present value of expected claim payments or recoveries (i.e. net expected loss to be paid as described in Note 6) for contracts accounted for as derivatives.

Net Fair Value and Expected Losses of Credit Derivatives by Sector

Asset Type	Fair Value of Credit Derivative Asset (Liability), net		Present Value of Expected Claim (Payments) Recoveries(1)	
	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011
	(in millions)			
Pooled corporate obligations:				
CLOs/ Collateralized bond obligations	$ 3	$ (1)	$ —	$ —
Synthetic investment grade pooled corporate	(5)	(24)	—	—
Synthetic high-yield pooled corporate	3	(16)	—	(5)
TruPS CDOs	3	(12)	(16)	(40)
Market value CDOs of corporate obligations	2	3	—	—
Total pooled corporate obligations	6	(50)	(16)	(45)
U.S. RMBS:				
Option ARM and Alt-A first lien	(1,076)	(596)	(121)	(191)
Subprime first lien	(52)	(23)	(70)	(95)
Prime first lien	(99)	(44)	—	—
Closed-end second lien and HELOCs	(10)	(15)	10	7
Total U.S. RMBS	(1,237)	(678)	(181)	(279)
CMBS	(2)	(5)	—	—
Other	(560)	(571)	(85)	(95)
Total	$ (1,793)	$ (1,304)	$ (282)	$ (419)

(1) Represents amount in excess of the present value of future installment fees to be received of $43 million as of December 31, 2012 and $47 million as of December 31, 2011. Includes R&W benefit of $237 million as of December 31, 2012 and $215 million as of December 31, 2011.

Ratings Sensitivities of Credit Derivative Contracts

Within the Company's insured CDS portfolio, the transaction documentation for approximately $2.0 billion in CDS gross par insured as of December 31, 2012 provides that a downgrade of AGC's financial strength rating below BBB- or Baa3 would constitute a termination event that would allow the relevant CDS counterparty to terminate the affected transactions. If the CDS counterparty elected to terminate the affected transactions, AGC could be required to make a termination payment (or may be entitled to receive a termination payment from the CDS counterparty). Of the transactions described above, for one of the CDS counterparties, a downgrade of AGC's financial strength rating below A- or A3 (but not below BBB- or Baa3) would constitute a termination event for which the Company has the right to cure by posting collateral, assigning its rights and obligations in respect of the transactions to a third party, or seeking a third party guaranty of its obligations. No counterparty had a right to terminate any transactions as a result of the January 2013 Moody's downgrade of AGC. The Company does not believe that it can accurately estimate the termination payments AGC could be required to make if, as a result of any such downgrade, a CDS counterparty terminated the affected transactions. These payments could have a material adverse effect on the Company's liquidity and financial condition.

The transaction documentation for approximately $13.2 billion in CDS gross par insured as of December 31, 2012 requires certain of the Company's insurance subsidiaries to post eligible collateral to secure its obligation to make payments under such contracts based on (i) the mark-to-market valuation of the underlying exposure and (ii) in some cases, the financial strength ratings of such subsidiaries. Eligible collateral is generally cash or U.S. government or agency securities; eligible collateral other than cash is valued at a discount to the face amount. As a result of the January 2013 Moody's downgrade of AGC's financial strength rating, AGC was required under such transaction documentation to post approximately $70 million of additional collateral, for a total amount posted by the Company's insurance subsidiaries of approximately $728 million (which amount reflects some of the eligible collateral being valued at a discount to the face amount).

9. Financial Guaranty Contracts Accounted for as Credit Derivatives (Continued)

- For approximately $12.8 billion of such contracts, AGC has negotiated caps such that, after giving effect to the January 2013 Moody's downgrade of AGC, the posting requirement cannot exceed a certain fixed amount, regardless of the mark-to-market valuation of the exposure or the financial strength ratings of AGC. For such contracts, AGC need not post on a cash basis more than $675 million, which amount is already being posted by AGC and is part of the approximately $728 million posted by the Company's insurance subsidiaries.

- For the remaining approximately $400 million of such contracts, AGC could be required from time to time to post additional collateral based on movements in the mark-to-market valuation of the underlying exposure. Of the $728 million being posted by the Company's insurance subsidiaries, approximately $68 million relate to such $400 million of notional.

Sensitivity to Changes in Credit Spread

The following table summarizes the estimated change in fair values on the net balance of the Company's credit derivative positions assuming immediate parallel shifts in credit spreads on AGC and AGM and on the risks that they both assume.

Effect of Changes in Credit Spread
As of December 31, 2012

Credit Spreads(1)	Estimated Net Fair Value (Pre-Tax)	Estimated Change in Gain/(Loss) (Pre-Tax)
	(in millions)	
100% widening in spreads	$ (3,765)	$ (1,972)
50% widening in spreads	(2,777)	(984)
25% widening in spreads	(2,283)	(490)
10% widening in spreads	(1,987)	(194)
Base Scenario	(1,793)	—
10% narrowing in spreads	(1,634)	159
25% narrowing in spreads	(1,402)	391
50% narrowing in spreads	(1,028)	765

(1) Includes the effects of spreads on both the underlying asset classes and the Company's own credit spread.

10. Consolidation of Variable Interest Entities

The Company provides financial guaranties with respect to debt obligations of special purpose entities, including VIEs. AGC and AGM do not sponsor any VIEs when underwriting third party financial guaranty insurance or credit derivative transactions, nor has either of them acted as the servicer or collateral manager for any VIE obligations that it insures. The transaction structure generally provides certain financial protections to the Company. This financial protection can take several forms, the most common of which are overcollateralization, first loss protection (or subordination) and excess spread. In the case of overcollateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by the Company), the structure allows defaults of the securitized assets before a default is experienced on the structured finance obligation guaranteed by the Company. In the case of first loss, the financial guaranty insurance policy only covers a senior layer of losses experienced by multiple obligations issued by special purpose entities, including VIEs. The first loss exposure with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIEs, generate cash flows that are in excess of the interest payments on the debt issued by the special purpose entity. Such excess spread is typically distributed through the transaction's cash flow waterfall and may be used to create additional credit enhancement, applied to redeem debt issued by the special purpose entities, including VIEs (thereby, creating additional overcollateralization), or distributed to equity or other investors in the transaction.

10. Consolidation of Variable Interest Entities (Continued)

AGC and AGM are not primarily liable for the debt obligations issued by the VIEs they insure and would only be required to make payments on these debt obligations in the event that the issuer of such debt obligations defaults on any principal or interest due. AGL's and its Subsidiaries' creditors do not have any rights with regard to the assets of the VIEs. Proceeds from sales, maturities, prepayments and interest from VIE assets may only be used to pay Debt Service on VIE liabilities. Net fair value gains and losses on FG VIEs are expected to reverse to zero at maturity of the VIE debt, except for net premiums received and receivable, and claims paid and expected to be paid by AGC or AGM under the financial guaranty insurance contract. The Company's estimate of expected loss to be paid for FG VIEs is included in Note 6, Expected Loss to be Paid.

Accounting Policy

For all years presented, the Company has evaluated whether it was the primary beneficiary or control party of its VIEs. If the Company concludes that it is the primary beneficiary it is required to consolidate the entire VIE in the Company's financial statements. The accounting rules governing the criteria for determining the primary beneficiary or control party of VIEs changed effective January 1, 2010.

Effective January 1, 2010, GAAP requires the Company to perform an analysis to determine whether its variable interests give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both 1) the power to direct the activities of a VIE that most significantly impact the entity's economic performance; and 2) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. This guidance requires an ongoing reassessment of whether the Company is the primary beneficiary of a VIE.

As part of the terms of its financial guaranty contracts, the Company obtains certain protective rights with respect to the VIE that are triggered by the occurrence of certain events, such as failure to be in compliance with a covenant due to poor deal performance or a deterioration in a servicer or collateral manager's financial condition. At deal inception, the Company typically is not deemed to control a VIE; however, once a trigger event occurs, the Company's control of the VIE typically increases. The Company continuously evaluates its power to direct the activities that most significantly impact the economic performance of VIEs that have debt obligations insured by the Company and, accordingly, where the Company is obligated to absorb VIE losses or receive benefits that could potentially be significant to the VIE. The Company obtains protective rights under its insurance contracts that give the Company additional controls over a VIE if there is either deterioration of deal performance or in the financial health of the deal servicer. The Company is deemed to be the control party under GAAP, typically when its protective rights give it the power to both terminate and replace the deal servicer, which are characteristics specific to the Company's financial guaranty contracts. If the Company's protective rights that could make it the control party have not been triggered, then it does not consolidate the VIE. As of December 31, 2012, the Company had issued financial guaranty contracts for approximately 1,200 VIEs that it did not consolidate.

The FG VIEs' liabilities that are insured by the Company are considered to be with recourse, because the Company guarantees the payment of principal and interest regardless of the performance of the related FG VIEs' assets. FG VIEs' liabilities that are not insured by the Company are considered to be without recourse, because the payment of principal and interest of these liabilities is wholly dependent on the performance of the FG VIEs' assets.

The Company has limited contractual rights to obtain the financial records of its consolidated FG VIEs. The FG VIEs do not prepare separate GAAP financial statements; therefore, the Company compiles GAAP financial information for them based on trustee reports prepared by and received from third parties. Such trustee reports are not available to the Company until approximately 30 days after the end of any given period. The time required to perform adequate reconciliations and analyses of the information in these trustee reports results in a one quarter lag in reporting the FG VIEs' activities. The Company records the fair value of FG VIE assets and liabilities based on modeled prices. The Company updates the model assumptions each reporting period for the most recent available information, which incorporates the impact of material events that may have occurred since the quarter lag date. Interest income and interest expense are derived from the trustee reports and included in "fair value gains (losses) on FG VIEs" in the consolidated statement of operations. The Company has elected the fair value option for assets and liabilities classified as FG VIEs' assets and liabilities because the carrying amount transition method was not practical.

10. Consolidation of Variable Interest Entities (Continued)

Consolidated FG VIEs

Number of FG VIE's Consolidated

	Year Ended December 31,		
	2012	2011	2010
Beginning of the year	33	29	21
Consolidated(1)	2	8	10
Deconsolidated(1)	—	—	(2)
Matured	(2)	(4)	—
End of the year	33	33	29

(1) Net loss on consolidation and deconsolidation was $6 million in 2012, $95 million in 2011 and $242 million in 2010 and recorded in "fair value gains (losses) on FG VIEs" in the consolidated statement of operations.

The total unpaid principal balance for the FG VIEs' assets that were over 90 days or more past due was approximately $893 million. The aggregate unpaid principal of the FG VIEs' assets was approximately $2,631 million greater than the aggregate fair value at December 31, 2012. The change in the instrument-specific credit risk of the FG VIEs' assets for 2012 were gains of $413 million. The change in the instrument-specific credit risk of the FG VIEs' assets for 2011 were losses of $600 million.

The aggregate unpaid principal balance was approximately $2,150 million greater than the aggregate fair value of the FG VIEs' liabilities as of December 31, 2012.

The table below shows the carrying value of the consolidated FG VIEs' assets and liabilities in the consolidated financial statements, segregated by the types of assets that collateralize their respective debt obligations.

Consolidated FG VIEs
By Type of Collateral

	As of December 31, 2012			As of December 31, 2011		
	Number of FG VIEs	Assets	Liabilities	Number of FG VIEs	Assets	Liabilities
	(dollars in millions)					
With recourse:						
HELOCs	8	$ 525	$ 786	8	$ 573	$ 908
First liens:						
Alt-A first lien	5	200	162	5	176	169
Option ARM	2	42	170	2	50	244
Subprime	7	399	493	5	387	473
Closed-end second lien	8	85	129	8	126	157
Automobile loans	2	39	39	4	156	156
Life insurance	1	311	311	1	290	290
Total with recourse	33	1,601	2,090	33	1,758	2,397
Without recourse	—	1,087	1,051	—	1,061	1,061
Total	33	$ 2,688	$ 3,141	33	$ 2,819	$ 3,458

10. Consolidation of Variable Interest Entities (Continued)

Gross Unpaid Principal for FG VIEs' Liabilities with Recourse

	As of December 31, 2012	As of December 31, 2011
	(in millions)	
Gross unpaid principal for FG VIEs' liabilities with recourse	$ 2,808	$ 3,796

Contractual Maturity Schedule of FG VIE Liabilities with Recourse

Contractual Maturity	As of December 31, 2012
	(in millions)
2013	$ —
2014	39
2015	—
2016	—
2017	—
Thereafter	2,769
Total	$ 2,808

The consolidation of FG VIEs has a significant effect on net income and shareholder's equity due to (1) changes in fair value gains (losses) on FG VIE assets and liabilities, (2) the elimination of premiums and losses related to the AGC and AGM FG VIE liabilities with recourse and (3) the elimination of investment balances related to the Company's purchase of AGC and AGM insured FG VIE debt. Upon consolidation of a FG VIE, the related insurance and, if applicable, the related investment balances, are considered intercompany transactions and therefore eliminated. Such eliminations are included in the table below to present the full effect of consolidating FG VIEs.

Effect of Consolidating FG VIEs on Net Income and Shareholders' Equity

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Net earned premiums	$ (153)	$ (75)	$ (48)
Net investment income	(13)	(8)	—
Net realized investment gains (losses)	4	12	—
Fair value gains (losses) on FG VIEs	210	(132)	(274)
Loss and LAE	46	93	66
Total pretax effect on net income	94	(110)	(256)
Less: tax provision (benefit)	32	(38)	(90)
Total effect on net income (loss)	$ 62	$ (72)	$ (166)

	As of December 31, 2012	As of December 31, 2011
	(in millions)	
Total (decrease) increase on shareholders' equity	$ (348)	$ (405)

Fair value gains (losses) on FG VIEs represent the net change in fair value on the consolidated FG VIEs' assets and liabilities. For year ended December 31, 2012, the Company recorded a pre-tax fair value gain on FG VIEs of $210 million. The majority of this gain, approximately $166 million, is a result of a R&W settlement with Deutsche Bank that closed during the second quarter 2012. While prices continued to appreciate during the period on the Company's FG VIE assets and liabilities, gains in the second half of the year were primarily driven by large principal paydowns made on the Company's FG VIEs.

10. Consolidation of Variable Interest Entities (Continued)

Year ended December 31, 2011 pre-tax fair value losses on consolidated FG VIEs of $132 million were driven by the unrealized loss on consolidation of eight new VIEs, as well as two existing transactions in which the fair value of the underlying collateral depreciated, while the price of the wrapped senior bonds was largely unchanged from the prior year. Year ended December 31, 2010 pre-tax fair value losses on consolidated FG VIEs of $274 million were driven by the unrealized loss on consolidation of ten new VIEs.

Non-Consolidated VIEs

To date, the Company's analyses have indicated that it does not have a controlling financial interest in any other VIEs and, as a result, they are not consolidated in the consolidated financial statements. The Company's exposure provided through its financial guaranties with respect to debt obligations of special purpose entities is included within net par outstanding in Note 3, Outstanding Exposure.

11. Investments and Cash

Accounting Policy

The vast majority of the Company's investment portfolio is fixed maturity and short-term investments, classified as available-for-sale at the time of purchase (approximately 98% based on fair value at December 31, 2012), and therefore carried at fair value. Changes in fair value for other than temporarily impaired securities are bifurcated between credit losses and non-credit changes in fair value. Credit losses on other-than-temporary impairment securities are recorded in the statement of operations and the non-credit component of OTTI securities are recorded in OCI. For securities where the Company has the intent to sell, declines in fair value are recorded in the consolidated statements of operations. OTTI credit losses adjust the amortized cost of impaired securities and that amortized cost basis is not increased for any subsequent recoveries in fair value. However, the amortized cost basis is adjusted for accretion and amortization using the effective interest method with a corresponding entry recorded in net investment income.

Realized gains and losses on sales of investments are determined using the specific identification method. Realized loss includes amounts recorded for other than temporary impairments on debt securities and the declines in fair value of securities for which the Company has the intent to sell the security or inability to hold until recovery of amortized cost.

For mortgage-backed securities, and any other holdings for which there is prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any necessary adjustments due to changes in effective yields and maturities are recognized in current income.

The Company purchased securities that it has insured, and for which it has expected losses to be paid, in order to mitigate the economic effect of insured losses ("loss mitigation bonds"). These securities were purchased at a discount and are accounted for excluding the effects of the Company's insurance on the securities.

Short-term investments, which are those investments with a maturity of less than one year at time of purchase, are carried at fair value and include amounts deposited in money market funds.

Other invested assets includes assets acquired in refinancing transactions which are primarily comprised of franchise loans that are evaluated for impairment by assessing the probability of collecting expected cash flows. Any impairment is recorded in the consolidated statement of operations and any subsequent increases in expected cash flow are recorded as an increase in yield over the remaining life of the loans. Other invested assets also include trading securities and a 50% equity investment acquired in a restructuring of an insured CDS and other investments. Trading securities are recorded on a trade date basis and carried at fair value. Unrealized gains and losses on trading securities are reflected in net income. The Company's 50% equity investment is carried at its proportionate share of the underlying entity's equity value.

11. Investments and Cash (Continued)

Cash consists of cash on hand and demand deposits. As a result of the lag in reporting FG VIEs, cash and short term investments reported on the consolidated balance sheet does not reflect cash outflow to the holders of the debt issued by the FG VIEs for claim payments made by the Company's insurance subsidiaries to the consolidated FG VIEs until the subsequent reporting period.

Assessment for Other-Than Temporary Impairments

Once an OTTI has occurred, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the OTTI is recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date.

If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the OTTI is separated into (1) the amount representing the credit loss and (2) the amount related to all other factors.

The Company has a formal review process to determine OTTI for securities in its investment portfolio where there is no intent to sell and it is not more likely than not it will be required to sell the security before recovery. Factors considered when assessing impairment include:

- a decline in the market value of a security by 20% or more below amortized cost for a continuous period of at least six months;
- a decline in the market value of a security for a continuous period of 12 months;
- recent credit downgrades of the applicable security or the issuer by rating agencies;
- the financial condition of the applicable issuer;
- whether loss of investment principal is anticipated;
- the impact of foreign exchange rates;
- whether scheduled interest payments are past due; and
- whether we have the intent to sell the security prior to its recovery in fair value.

For these securities, the Company's formal review process includes analyses of the ability to recover the amortized cost by comparing the net present value of projected future cash flows with the amortized cost of the security. If the net present value is less than the amortized cost of the investment, an OTTI loss is recorded. The net present value is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. The Company's estimates of projected future cash flows are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. The Company develops these estimates using information based on historical experience, credit analysis of an investment, as mentioned above, and market observable data, such as industry analyst reports and forecasts, sector credit ratings and other data relevant to the collectability of the security. For mortgage-backed and asset backed securities, cash flow estimates also include prepayment assumptions and other assumptions regarding the underlying collateral including default rates, recoveries and changes in value. The determination of the assumptions used in these projections requires the use of significant management judgment.

11. Investments and Cash (Continued)

The Company's assessment of a decline in value included management's current assessment of the factors noted above. The Company also seeks advice from its outside investment managers. If that assessment changes in the future, the Company may ultimately record a loss after having originally concluded that the decline in value was temporary.

Investment Portfolio

Net investment income is a function of the yield that the Company earns on invested assets and the size of the portfolio. The investment yield is a function of market interest rates at the time of investment as well as the type, credit quality and maturity of the invested assets. Net investment income increased primarily due to higher income earned on loss mitigation bonds. Income earned on the general portfolio excluding loss mitigation bonds declined slightly due to lower reinvestment rates. Accrued investment income on fixed maturity, short-term investments and assets acquired in refinancing transactions was $97 million and $101 million as of December 31, 2012 and December 31, 2011, respectively.

Net Investment Income

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Income from fixed maturity securities	$ 407	$ 399	$ 360
Income from short-term investments	1	1	3
Income from assets acquired in refinancing transactions	5	5	7
Gross investment income	413	405	370
Investment expenses	(9)	(9)	(9)
Net investment income	$ 404	$ 396	$ 361

Net Realized Investment Gains (Losses)

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Realized gains on investment portfolio	$ 42	$ 36	$ 31
Realized losses on investment portfolio	(24)	(9)	(6)
OTTI			
Intent to sell	0	(5)	(4)
Credit component of OTTI securities	(17)	(40)	(23)
OTTI	(17)	(45)	(27)
Net realized investment gains (losses)	$ 1	$ (18)	$ (2)

The following table presents the roll-forward of the credit losses of fixed maturity securities for which the Company has recognized OTTI and where the portion of the fair value adjustment related to other factors was recognized in OCI.

Roll Forward of Credit Losses in the Investment Portfolio

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Balance, beginning of period	$ 47	$ 27	$ 20
Additions for credit losses on securities for which an OTTI was not previously recognized	14	27	7
Eliminations of securities issued by FG VIEs	—	(14)	—
Reductions for securities sold during the period	—	(6)	—
Additions for credit losses on securities for which an OTTI was previously recognized	3	13	0
Balance, end of period	$ 64	$ 47	$ 27

11. Investments and Cash (Continued)

Fixed Maturity Securities and Short Term Investments by Security Type As of December 31, 2012

Investment Category	Percent of Total(1)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	AOCI(2) Gain (Loss) on Securities with OTTI	Weighted Average Credit Quality (3)
	(dollars in millions)						
Fixed maturity securities:							
U.S. government and agencies	7%	$ 732	$ 62	$ 0	$ 794	$ —	AA+
Obligations of state and political subdivisions	51	5,153	489	(11)	5,631	9	AA
Corporate securities	9	930	80	0	1,010	0	AA-
Mortgage-backed securities(4):							
RMBS	13	1,281	62	(77)	1,266	(59)	A+
CMBS	5	482	38	0	520	—	AAA
Asset-backed securities	5	482	59	(10)	531	43	BIG
Foreign government securities	3	286	18	0	304	0	AAA
Total fixed maturity securities	92	9,346	808	(98)	10,056	(7)	AA-
Short-term investments	8	817	0	0	817	—	AAA
Total investment portfolio	100%	$ 10,163	$ 808	$ (98)	$ 10,873	$ (7)	AA-

Fixed Maturity Securities and Short Term Investments by Security Type As of December 31, 2011

Investment Category	Percent of Total(1)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	AOCI Gain (Loss) on Securities with OTTI	Weighted Average Credit Quality (3)
	(dollars in millions)						
Fixed maturity securities:							
U.S. government and agencies	8%	$ 850	$ 72	$ 0	$ 922	$ —	AA+
Obligations of state and political subdivisions	49	5,097	359	(1)	5,455	6	AA
Corporate securities	10	989	52	(2)	1,039	0	A+
Mortgage-backed securities(4):							
RMBS	14	1,454	64	(90)	1,428	(35)	AA
CMBS	5	476	24	0	500	2	AAA
Asset-backed securities	4	439	38	(19)	458	29	BBB-
Foreign government securities	3	333	13	(6)	340	—	AAA
Total fixed maturity securities	93	9,638	622	(118)	10,142	2	AA
Short-term investments	7	734	—	—	734	—	AAA
Total investment portfolio	100%	$ 10,372	$ 622	$ (118)	$ 10,876	$ 2	AA

(1) Based on amortized cost.

(2) Accumulated Other Comprehensive Income ("AOCI").

(3) Ratings in the tables above represent the lower of the Moody's and S&P classifications except for bonds purchased for loss mitigation or risk management strategies, which use internal ratings classifications. The Company's portfolio consists primarily of high-quality, liquid instruments.

(4) Government-agency obligations were approximately 61% of mortgage backed securities as of December 31, 2012 and 66% as of December 31, 2011 based on fair value.

11. Investments and Cash (Continued)

The Company continues to receive sufficient information to value its investments and has not had to modify its valuation approach due to the current market conditions. As of December 31, 2012, amounts, net of tax, in AOCI included a net unrealized loss of $4 million for securities for which the Company had recognized OTTI and a net unrealized gain of $516 million for securities for which the Company had not recognized OTTI. As of December 31, 2011, amounts, net of tax, in AOCI included a net unrealized gain of $3 million for securities for which the Company had recognized OTTI and a net unrealized gain of $364 million for securities for which the Company had not recognized OTTI.

The Company's investment portfolio in tax-exempt and taxable municipal securities includes issuances by a wide number of municipal authorities across the U.S. and its territories. This is a high quality portfolio of municipal securities with an average rating of AA- as of December 31, 2012 and AA as of December 31, 2011. Securities rated lower than A-/A3 by S&P or Moody's are not eligible to be purchased for the Company's portfolio unless acquired for loss mitigation or risk management strategies.

The following tables present the fair value of the Company's available-for-sale municipal bond portfolio as of December 31, 2012 and December 31, 2011 by state, excluding $496 million and $403 million of pre-refunded bonds, respectively. The credit ratings are based on the underlying ratings and do not include any benefit from bond insurance.

Fair Value of Available-for-Sale Municipal Bond Portfolio by State
As of December 31, 2012

State	State General Obligation	Local General Obligation	Revenue	Fair Value	Amortized Cost	Average Credit Rating
			(in millions)			
Texas	$ 88	$ 345	$ 342	$ 775	$ 708	AA
New York	22	58	593	673	620	AA
California	23	77	359	459	425	A+
Florida	47	50	259	356	319	AA-
Illinois	15	84	188	287	260	A+
Massachusetts	42	18	165	225	199	AA
Washington	33	40	145	218	200	AA
Arizona	—	8	180	188	171	AA
Georgia	14	20	108	142	132	A+
Pennsylvania	68	32	40	140	129	AA-
All others	229	248	1,195	1,672	1,533	AA
Total	$ 581	$ 980	$ 3,574	$ 5,135	$ 4,696	AA-

Fair Value of Available-for-Sale Municipal Bond Portfolio by State
As of December 31, 2011

State	State General Obligation	Local General Obligation	Revenue	Fair Value	Amortized Cost	Average Credit Rating
			(in millions)			
Texas	$ 86	$ 342	$ 346	$ 774	$ 724	AA
New York	12	60	623	695	654	AA
California	19	51	297	367	336	AA
Florida	34	62	247	343	317	AA
Illinois	16	87	197	300	281	AA
Massachusetts	43	9	164	216	199	AA
Washington	38	53	123	214	200	AA
Arizona	—	8	164	172	163	AA
Ohio	—	53	86	139	129	AA
Michigan	—	37	99	136	129	AA
All others	311	271	1,114	1,696	1,588	AA
Total	$ 559	$ 1,033	$ 3,460	$ 5,052	$ 4,720	AA

11. Investments and Cash (Continued)

The revenue bond portfolio is comprised primarily of essential service revenue bonds issued by water and sewer authorities and other utilities, transportation authorities, universities and healthcare providers.

Revenue Sources

Type	As of December 31, 2012 Fair Value	As of December 31, 2012 Amortized Cost	As of December 31, 2011 Fair Value	As of December 31, 2011 Amortized Cost
	(in millions)			
Tax backed	$ 720	$ 656	$ 717	$ 670
Transportation	717	646	800	749
Water and sewer	567	520	530	501
Municipal utilities	567	519	529	494
Higher education	430	389	332	307
Healthcare	323	296	273	258
All others	250	247	279	264
Total	$ 3,574	$ 3,273	$ 3,460	$ 3,243

The Company's investment portfolio is managed by four outside managers. As municipal investments are a material portion of the Company's overall investment portfolio, the Company has established detailed guidelines regarding credit quality, exposure to a particular sector and exposure to a particular obligor within a sector. Each of the portfolio managers perform independent analysis on every municipal security they purchase for the Company's portfolio. The Company meets with each of its portfolio managers quarterly and reviews all investments with a change in credit rating as well as any investments on the manager's watch list of securities with the potential for downgrade.

The following tables summarize, for all securities in an unrealized loss position, the aggregate fair value and gross unrealized loss by length of time the amounts have continuously been in an unrealized loss position.

Fixed Maturity Securities
Gross Unrealized Loss by Length of Time
As of December 31, 2012

	Less than 12 months Fair value	Less than 12 months Unrealized loss	12 months or more Fair value	12 months or more Unrealized loss	Total Fair value	Total Unrealized loss
	(dollars in millions)					
U.S. government and agencies	$ 62	$ 0	$ —	$ —	$ 62	$ 0
Obligations of state and political subdivisions	79	(11)	—	—	79	(11)
Corporate securities	25	0	—	—	25	0
Mortgage-backed securities:						
RMBS	108	(19)	121	(58)	229	(77)
CMBS	5	0	—	—	5	0
Asset-backed securities	16	0	35	(10)	51	(10)
Foreign government securities	8	0	—	—	8	0
Total	$ 303	$ (30)	$ 156	$ (68)	$ 459	$ (98)
Number of securities		58		16		74
Number of securities with OTTI		5		6		11

11. Investments and Cash (Continued)

Fixed Maturity Securities
Gross Unrealized Loss by Length of Time
As of December 31, 2011

	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
	(dollars in millions)					
U.S. government and agencies	$ 4	$ 0	$ —	$ —	$ 4	$ 0
Obligations of state and political subdivisions	17	0	21	(1)	38	(1)
Corporate securities	80	(2)	3	—	83	(2)
Mortgage-backed securities:						
RMBS	187	(68)	36	(22)	223	(90)
CMBS	3	0	—	—	3	0
Asset-backed securities	—	—	26	(19)	26	(19)
Foreign government securities	141	(6)	—	—	141	(6)
Total	$ 432	$ (76)	$ 86	$ (42)	$ 518	$ (118)
Number of securities		56		20		76
Number of securities with OTTI		6		4		10

Of the securities in an unrealized loss position for 12 months or more as of December 31, 2012, nine securities had unrealized losses greater than 10% of book value. The total unrealized loss for these securities as of December 31, 2012 was $67 million. The Company has determined that the unrealized losses recorded as of December 31, 2012 are yield related and not the result of OTTI.

The amortized cost and estimated fair value of available-for-sale fixed maturity securities by contractual maturity as of December 31, 2012 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Distribution of Fixed-Maturity Securities
by Contractual Maturity
As of December 31, 2012

	Amortized Cost	Estimated Fair Value
	(in millions)	
Due within one year	$ 315	$ 318
Due after one year through five years	1,392	1,472
Due after five years through 10 years	2,284	2,525
Due after 10 years	3,592	3,955
Mortgage-backed securities:		
RMBS	1,281	1,266
CMBS	482	520
Total	$ 9,346	$ 10,056

Under agreements with its cedants and in accordance with statutory requirements, the Company maintains fixed maturity securities in trust accounts for the benefit of reinsured companies, which amounted to $368 million and $380 million as of December 31, 2012 and December 31, 2011, respectively. In addition, to fulfill state licensing requirements the Company has placed on deposit eligible securities of $27 million and $24 million as of December 31, 2012 and December 31, 2011, respectively. To provide collateral for a letter of credit, the Company holds a fixed maturity investment in a segregated account equal to 120% of the letter of credit, which amounted to $3.5 million and $3.5 million as of December 31, 2012 and December 31, 2011, respectively. In connection with an excess of loss reinsurance facility, $22 million were released from the trust to the reinsurers in the first quarter of 2013. See Note 14, Reinsurance and other Monoline Exposures.

11. Investments and Cash (Continued)

Under certain derivative contracts, the Company is required to post eligible securities as collateral. The need to post collateral under these transactions is generally based on fair value assessments in excess of contractual thresholds. The fair value of the Company's pledged securities totaled $660 million and $780 million as of December 31, 2012 and December 31, 2011, respectively. See Note 9, Financial Guaranty Contracts Accounted for as Credit Derivatives, for the effect of the downgrade on collateral posted.

No material investments of the Company were non-income producing for years ended December 31, 2012 and 2011, respectively.

Loss Mitigation Assets

One of the Company's strategies for mitigating losses has been to purchase insured securities that have expected losses at discounted prices. The Company may also obtain the obligations referenced in CDS transactions that have triggered the insured's obligation to put these bonds to AGM or AGC.

Prior to its acquisition, AGM had also purchased assets of certain insured obligations that had triggered rights under the financial guaranty contracts. The Company has rights under certain of its financial guaranty insurance policies and indentures that allow it to accelerate the insured notes and pay claims under its insurance policies upon the occurrence of predefined events of default. To mitigate financial guaranty insurance losses, the Company had elected to purchase the outstanding insured obligation or its underlying collateral. Generally, refinancing vehicles reimburse AGM in whole for its claims payments in exchange for assignments of certain of AGM's rights against the trusts. The refinancing vehicles obtained their funds from the proceeds of AGM-insured GICs issued in the ordinary course of business by the Financial Products Companies. The refinancing vehicles are consolidated with the Company. The accretable yield on the securitized loans was $150 million and $141 million at December 31, 2012 and 2011, respectively.

In 2010, as part of loss mitigation efforts under a CDS contract insured by the Company, the Company acquired a 50% interest in Portfolio Funding Company LLC I ("PFC"). PFC owns the distribution rights of a motion picture film library. The Company accounts for its interest in PFC as an equity investment. The Company's equity earnings in PFC are included in net change in fair value of credit derivatives, as these proceeds are used to offset the Company's payments under its CDS contract. As part of the aforementioned loss mitigation efforts, the Company also provided through PFC a subordinated debt and a working capital facility valued at $38 million as of December 31, 2011. In January 2012, the subordinated debt and working capital facility were repaid in their entirety.

Loss Mitigation Assets
Carrying Value

	As of December 31,	
	2012	2011
	(in millions)	
Fixed maturity securities:		
Obligations of state and political subdivisions	$ 35	$ 9
RMBS	215	134
Asset-backed securities	306	235
Other invested assets:		
Assets acquired in refinancing transactions	72	107
Other	42	52
Total	$ 670	$ 537

12. Insurance Company Regulatory Requirements

Each of the Company's insurance companies' ability to pay dividends depends, among other things, upon their financial condition, results of operations, cash requirements and compliance with rating agency requirements, and is also subject to restrictions contained in the insurance laws and related regulations of their state of domicile and other states. Financial statements prepared in accordance with accounting practices prescribed or permitted by local insurance regulatory authorities differ in certain respects from GAAP.

The Company's U.S. domiciled insurance companies prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and their respective insurance departments. Prescribed statutory accounting practices are set forth in the NAIC Accounting Practices and Procedures Manual. The Company has no permitted accounting practices on a statutory basis.

AG Re, a Bermuda regulated Class 3B insurer, prepares its statutory financial statements in conformity with the accounting principles set forth in the Insurance Act 1978, amendments thereto and related regulations.

GAAP differs in certain significant respects from U.S. insurance companies' statutory accounting practices prescribed or permitted by insurance regulatory authorities. The principal differences result from the following statutory accounting practices:

- upfront premiums are earned when related principal and interest have expired rather than earned over the expected period of coverage;
- acquisition costs are charged to expense as incurred rather than over the period that related premiums are earned;
- a contingency reserve is computed based on the following statutory requirements:
    1) for all policies written prior to July 1, 1989, an amount equal to 50% of cumulative earned premiums less permitted reductions, plus
    2) for all policies written on or after July 1, 1989, an amount equal to the greater of 50% of premiums written for each category of insured obligation or a designated percentage of principal guaranteed for that category. These amounts are provided each quarter as either 1/60th or 1/80th of the total required for each category, less permitted reductions;
- certain assets designated as "non-admitted assets" are charged directly to statutory surplus but are reflected as assets under GAAP;
- the amount of deferred tax assets that may be admitted is subject to an adjusted surplus threshold and is generally limited to the lesser of those assets the Company expects to realize within three years of the balance sheet date or fifteen percent of the Company's adjusted surplus. This realization period and surplus percentage is subject to change based on the amount of adjusted surplus;
- insured CDS are accounted for as insurance contracts rather than as derivative contracts recorded at fair value;
- bonds are generally carried at amortized cost rather than fair value;
- VIEs and refinancing vehicles are not consolidated;
- surplus notes are recognized as surplus rather than as a liability unless approved for repayment;
- push-down acquisition accounting is not applicable under statutory accounting practices;

12. Insurance Company Regulatory Requirements (Continued)

- present value of expected losses are discounted at 5% and recorded without consideration of the deferred premium revenue as opposed to discounted at the risk free rate at the end of each reporting period and only to the extent they exceed deferred premium revenue;
- present value of installment premiums are not recorded on the balance sheets.

Insurance Regulatory Amounts Reported

	Policyholders' Surplus		Net Income (Loss)		
	As of December 31,		Year Ended December 31,		
	2012	2011	2012	2011	2010
			(in millions)		
AGC(1)	$ 905	$ 1,021	$ 31	$ 230	$ (182)
AGM	1,785	1,227	256	632	402
AG Re	1,300	1,282	133	133	(26)

(1) In 2009, AGC issued a $300 million surplus note to AGM. AGM records the notes in other invested assets.

Dividend Restrictions and Capital Requirements

AGC is a Maryland domiciled insurance company. As of December 31, 2012, the amount available for distribution from AGC during 2013 with notice to, but without prior approval of, the Maryland Commissioner of Insurance under the Maryland insurance law is approximately $91 million.

AGM is a New York domiciled insurance company. Based on AGM's statutory statements to be filed for the year ended December 31, 2012, the maximum amount available for payment of dividends by AGM without regulatory approval over the 12 months following December 31, 2012, is approximately $178 million. Also in connection with the acquisition of AGMH on July 1, 2009 ("AGMH Acquisition"), the Company committed to the New York Department of Financial Services that AGM would not pay any dividends for a period of two years from the Acquisition Date without written approval of the New York Department of Financial Services.

As of December 31, 2012, AG Re had unencumbered assets of $261 million, representing assets not held in trust for the benefit of cedants and therefore available for other uses. Based on regulatory dividend limitations, the maximum amount available at AG Re to pay dividends or make a distribution of contributed surplus in 2013 in compliance with Bermuda law is approximately $634 million. However, any distribution that results in a reduction of 15% (approximately $195 million as of December 31, 2012) or more of AG Re's total statutory capital, as set out in its previous years' financial statements, would require the prior approval of the Bermuda Monetary Authority. Dividends are limited by requirements that the subject company must at all times (i) maintain the minimum solvency margin and the Company's applicable enhanced capital requirements required under the Insurance Act of 1978 and (ii) have relevant assets in an amount at least equal to 75% of relevant liabilities, both as defined under the Insurance Act of 1978. AG Re, as a Class 3B insurer, is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the Authority an affidavit stating that it will continue to meet the required margins.

Dividends Paid By Insurance Company Subsidiaries

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Dividends paid by AGC to AGUS	$ 55	$ 30	$ 50
Dividends paid by AGM to AGMH	30	—	—
Dividends paid by AG Re to AGL	151	86	24

13. Income Taxes

Accounting Policy

The provision for income taxes consists of an amount for taxes currently payable and an amount for deferred taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce the deferred tax asset to an amount that is more likely than not to be realized.

Non-interest-bearing tax and loss bonds are purchased to prepay the tax benefit that results from deducting contingency reserves as provided under Internal Revenue Code Section 832(e). The Company records the purchase of tax and loss bonds in deferred taxes.

The Company recognizes tax benefits only if a tax position is "more likely than not" to prevail.

Provision for Income Taxes

AGL and its Bermuda Subsidiaries, which include AG Re, Assured Guaranty Re Overseas Ltd. ("AGRO"), Assured Guaranty (Bermuda) Ltd. and Cedar Personnel Ltd., are not subject to any income, withholding or capital gains taxes under current Bermuda law. The Company has received an assurance from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, AGL and its Bermuda Subsidiaries will be exempt from taxation in Bermuda until March 31, 2035. The Company's U.S. and United Kingdom ("U.K.") subsidiaries are subject to income taxes imposed by U.S. and U.K. authorities, respectively, and file applicable tax returns. In addition, AGRO, a Bermuda domiciled company and Assured Guaranty (Europe) Ltd., a U.K. domiciled company, have elected under Section 953(d) of the U.S. Internal Revenue Code to be taxed as a U.S. domestic corporation.

In conjunction with AGMH Acquisition, AGMH has joined the consolidated federal tax group of AGUS, AGC, and AG Financial Products Inc. ("AGFP"). In conjunction with the acquisition of MAC (formerly Municipal and Infrastructure Assurance Corporation) on May 31, 2012 (the "MAC Acquisition"), MAC has joined the consolidated federal tax group. For the periods beginning on July 1, 2009 and forward, AGMH files a consolidated federal income tax return with AGUS, AGC, AGFP and AG Analytics Inc. ("AGUS consolidated tax group"). Assured Guaranty Overseas US Holdings Inc. and its subsidiaries AGRO, Assured Guaranty Mortgage Insurance Company and AG Intermediary Inc., have historically filed their own consolidated federal income tax return.

The effective tax rates reflect the proportion of income recognized by each of the Company's operating subsidiaries, with U.S. subsidiaries taxed at the U.S. marginal corporate income tax rate of 35%, U.K. subsidiaries taxed at the U.K. blended marginal corporate tax rate of 24.5% unless subject to U.S. tax by election or as a U.S. controlled foreign corporation, and no taxes for the Company's Bermuda holding company and Bermuda subsidiaries unless subject to U.S. tax by election or as a U.S. controlled foreign corporation. For periods subsequent to April 1, 2012, the U.K. corporation tax rate has been reduced to 24%, for the period April 1, 2011 to April 1, 2012 the U.K. corporation tax rate was 26% resulting in a blended tax rate of 24.5% in 2012 and prior to April 1, 2011, the U.K. corporation tax rate was 28% resulting in a blended tax rate of 26.5% in 2011. The Company's overall corporate effective tax rate fluctuates based on the distribution of income across jurisdictions.

A reconciliation of the difference between the provision for income taxes and the expected tax provision at statutory rates in taxable jurisdictions is presented below.

13. Income Taxes (Continued)

Effective Tax Rate Reconciliation

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Expected tax provision (benefit) at statutory rates in taxable jurisdictions	$ 76	$ 313	$ 173
Tax-exempt interest	(61)	(62)	(61)
True-up from tax return filings(1)	—	(3)	(52)
Change in liability for uncertain tax positions	2	2	(5)
Change in valuation allowance	—	—	(7)
Other	5	6	2
Total provision (benefit) for income taxes	$ 22	$ 256	$ 50
Effective tax rate	16.5%	24.9%	9.4%

(1) For the year ended December 31, 2010, the Company recorded a $56 million tax benefit related to an amended return for a period prior to the AGMH Acquisition, $9 million was related to a change in liability for uncertain tax positions.

The expected tax provision at statutory rates in taxable jurisdictions is calculated as the sum of pretax income in each jurisdiction multiplied by the statutory tax rate of the jurisdiction by which it will be taxed. Pretax income of the Company's subsidiaries which are not U.S. domiciled but are subject to U.S. tax by election or as controlled foreign corporations are included at the U.S. statutory tax rate. Where there is a pretax loss in one jurisdiction and pretax income in another, the total combined expected tax rate may be higher or lower than any of the individual statutory rates.

In addition, during the year ended December 31, 2010, a net tax benefit of $56 million was recorded by the Company due to the filing of an amended tax return which included the AGMH and Subsidiaries tax group. The amended return filed in September 2010 was for a period prior to the AGMH Acquisition and consequently, the Company no longer has a deferred tax asset related to net operating losses ("NOL") or alternative minimum tax ("AMT") credits associated with the AGMH Acquisition. Instead, the Company has recorded additional deferred tax assets for loss reserves and foreign tax credits and has decreased its liability for uncertain tax positions. The event giving rise to this recognition occurred after the measurement period as defined by acquisition accounting and thus the amount is included in the year ended December 31, 2010 net income.

The following table presents pretax income and revenue by jurisdiction.

Pretax Income (Loss) by Tax Jurisdiction

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
United States	$ 218	$ 896	$ 496
Bermuda	(86)	133	38
UK	0	0	0
Total	$ 132	$ 1,029	$ 534

Revenue by Tax Jurisdiction

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
United States	$ 894	$ 1,518	$ 1,094
Bermuda	79	301	219
UK	0	0	0
Total	$ 973	$ 1,819	$ 1,313

13. Income Taxes (Continued)

Pretax income by jurisdiction may be disproportionate to revenue by jurisdiction to the extent that insurance losses incurred are disproportionate.

Components of Net Deferred Tax Assets

	As of December 31,	
	2012	2011
	(in millions)	
Deferred tax assets:		
Unrealized losses on credit derivative financial instruments, net	$ 425	$ 267
Unearned premium reserves, net	109	424
Loss and LAE reserve	90	—
Tax and loss bonds	15	71
NOL carry forward	7	9
AMT credit	58	32
Tax basis step-up	5	6
Foreign tax credit	30	30
FG VIEs	179	221
DAC	59	38
Investment basis difference	82	18
Other	48	95
Total deferred income tax assets	1,107	1,211
Deferred tax liabilities:		
Contingency reserves	15	76
Loss and LAE reserve	—	1
Tax basis of public debt	100	105
Unrealized appreciation on investments	198	136
Unrealized gains on CCS	12	19
Market discount	42	9
Other	19	61
Total deferred income tax liabilities	386	407
Net deferred income tax asset	$ 721	$ 804

As of December 31, 2012, the Company had foreign tax credits carried forward of $30 million which expire in 2018 through 2021 and had AMT credits of $58 million which do not expire. Foreign tax credits of $22 million are from its acquisition of AGMH, the Internal Revenue Code limits the amount of foreign tax credits available that the Company may utilize each year. Management believes sufficient future taxable income exists to realize the full benefit of these tax credits.

As of December 31, 2012, AGRO had a standalone NOL of $20 million, compared with $27 million as of December 31, 2011, which is available through 2023 to offset its future U.S. taxable income. AGRO's stand alone NOL may not offset the income of any other members of AGRO's consolidated group with very limited exceptions and the Internal Revenue Code limits the amounts of NOL that AGRO may utilize each year.

Valuation Allowance

The Company came to the conclusion that it is more likely than not that its net deferred tax asset will be fully realized after weighing all positive and negative evidence available as required under GAAP. The positive evidence that was considered included the cumulative operating income the Company has earned over the last three years, and the significant unearned premium income to be included in taxable income. The positive evidence outweighs any negative evidence that exists. As such, the Company believes that no valuation allowance is necessary in connection with this deferred tax asset. The Company will continue to analyze the need for a valuation allowance on a quarterly basis.

13. Income Taxes (Continued)

Audits

AGUS has open tax years with the U.S. Internal Revenue Service ("IRS") for 2009 forward and is currently under audit for the 2009 tax year. The IRS concluded its field work with respect to tax years 2006 through 2008 without adjustment. On February 20, 2013 the IRS notified AGUS that the Joint Committee on Taxation completed its review and has accepted the results of the IRS examination without exception. Assured Guaranty Oversees US Holdings Inc. has open tax years of 2009 forward. AGMH and subsidiaries have separate open tax years with the IRS of 2008 through the July 1, 2009 when they joined the AGUS consolidated group. AGMH and subsidiaries are under audit for 2008 while members of the Dexia Holdings Inc. consolidated tax group. The Company is indemnified by Dexia for any potential liability associated with this audit of any periods prior to the AGMH Acquisition. The Company's U.K. subsidiaries are not currently under examination and have open tax years of 2010 forward.

Uncertain Tax Positions

The following table provides a reconciliation of the beginning and ending balances of the total liability for unrecognized tax benefits. The balance of unrecognized tax benefits will be reduced within the next twelve months due to the closing of an IRS audit. The Company does not expect the changes to be material to the consolidated financial condition or results of operations.

	2012	2011	2010
	(in millions)		
Balance as of January 1,	$ 20	$ 18	$ 24
True-up from tax return filings	—	—	(8)
Increase in unrecognized tax benefits as a result of position taken during the current period	2	2	2
Balance as of December 31,	$ 22	$ 20	$ 18

The Company's policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2012, the Company has accrued $4 million of interest.

The total amount of unrecognized tax benefits at December 31, 2012, that would affect the effective tax rate, if recognized, is $22 million.

Liability For Tax Basis Step-Up Adjustment

In connection with the Company's initial public offering, the Company and ACE Financial Services Inc. ("AFS"), a subsidiary of ACE, entered into a tax allocation agreement, whereby the Company and AFS made a "Section 338 (h)(10)" election that has the effect of increasing the tax basis of certain affected subsidiaries' tangible and intangible assets to fair value. Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company's affected assets. The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company. Any tax benefit realized by the Company will be paid to AFS. Such tax benefits will generally be calculated by comparing the Company's affected subsidiaries' actual taxes to the taxes that would have been owed by those subsidiaries had the increase in basis not occurred. After a 15 year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

As of December 31, 2012 and December 31, 2011, the liability for tax basis step-up adjustment, which is included in the Company's balance sheets in "Other liabilities," was $6 million and $7 million, respectively. The Company has paid ACE and correspondingly reduced its liability by $1 million in 2012.

13. Income Taxes (Continued)

Tax Treatment of CDS

The Company treats the guaranty it provides on CDS as insurance contracts for tax purposes and as such a taxable loss does not occur until the Company expects to make a loss payment to the buyer of credit protection based upon the occurrence of one or more specified credit events with respect to the contractually referenced obligation or entity. The Company holds its CDS to maturity, at which time any unrealized fair value loss in excess of credit-related losses would revert to zero. The tax treatment of CDS is an unsettled area of the law. The uncertainty relates to the IRS determination of the income or potential loss associated with CDS as either subject to capital gain (loss) or ordinary income (loss) treatment. In treating CDS as insurance contracts the Company treats both the receipt of premium and payment of losses as ordinary income and believes it is more likely than not that any CDS credit related losses will be treated as ordinary by the IRS. To the extent the IRS takes the view that the losses are capital losses in the future and the Company incurred actual losses associated with the CDS, the Company would need sufficient taxable income of the same character within the carryback and carryforward period available under the tax law.

14. Reinsurance and Other Monoline Exposures

The Company assumes exposure on insured obligations ("Assumed Business") and cedes portions of its exposure on obligations it has insured ("Ceded Business") in exchange for premiums, net of ceding commissions. The Company has historically entered into ceded reinsurance contracts in order to obtain greater business diversification and reduce the net potential loss from large risks.

Accounting Policy

For business assumed and ceded, the accounting model of the underlying direct financial guaranty contract dictates the accounting model used for the reinsurance contract (except for those eliminated as FG VIEs). For any assumed or ceded financial guaranty insurance premiums, the accounting model described in Note 4 is followed, for assumed and ceded financial guaranty insurance losses, the accounting model in Note 6 is followed.

Assumed and Ceded Business

The Company is party to reinsurance agreements as a reinsurer to other monoline financial guaranty companies. Under these relationships, the Company assumes a portion of the ceding company's insured risk in exchange for a premium. The Company may be exposed to risk in this portfolio in that the Company may be required to pay losses without a corresponding premium in circumstances where the ceding company is experiencing financial distress and is unable to pay premiums. The Company's facultative and treaty agreements are generally subject to termination at the option of the ceding company:

- if the Company fails to meet certain financial and regulatory criteria and to maintain a specified minimum financial strength rating, or

- upon certain changes of control of the Company.

Upon termination under these conditions, the Company may be required (under some of its reinsurance agreements) to return to the ceding company unearned premiums (net of ceding commissions) and loss reserves calculated on a statutory basis of accounting, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the Assumed Business.

Upon the occurrence of the conditions set forth in the first bullet above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

14. Reinsurance and Other Monoline Exposures (Continued)

With respect to a significant portion of the Company's in-force financial guaranty Assumed Business, based on AG Re's and AGC's current ratings and subject to the terms of each reinsurance agreement, the ceding company may have the right to recapture Assumed Business ceded to AG Re or AGC, respectively, and in most cases, assets representing the statutory unearned premium (net of ceding commissions) and loss reserves (if any), plus in certain cases an additional ceding commission, associated with that business.

As of December 31, 2012, AG Re had posted $328 million of collateral in trust accounts for the benefit of third party ceding companies to secure its obligations under its reinsurance agreements, excluding contingency reserves. The equivalent amount for AGC is $147 million; AGC is not required to post collateral. On February 14, 2013, AG Re posted an additional $27 million of collateral due to the January 2013 downgrade by Moody's of its financial strength rating to Baa1. At December 31, 2012, the amount of additional ceding commission for AG Re was $8 million.

The Company has Ceded Business to non-affiliated companies to limit its exposure to risk. Under these relationships, the Company cedes a portion of its insured risk in exchange for a premium paid to the reinsurer. The Company remains primarily liable for all risks it directly underwrites and is required to pay all gross claims. It then seeks reimbursement from the reinsurer for its proportionate share of claims. The Company may be exposed to risk for this exposure if it were required to pay the gross claims and not be able to collect ceded claims from an assuming company experiencing financial distress. A number of the financial guaranty insurers to which the Company has ceded par have experienced financial distress and been downgraded by the rating agencies as a result. In addition, state insurance regulators have intervened with respect to some of these insurers. The Company's ceded contracts generally allow the Company to recapture Ceded Business after certain triggering events, such as reinsurer downgrades.

Over the past several years, the Company has entered into several commutations in order to reassume previously ceded books of business from BIG financial guaranty companies and its other reinsurers. The Company has also cancelled assumed reinsurance contracts. These commutations of ceded and cancellations of Assumed Business resulted in gains of $82 million, $32 million and $50 million for the years ended December 31, 2012, 2011 and 2010, respectively, which were recorded in other income. While certain Ceded Business has been reassumed, the Company still has significant Ceded Business with third parties.

Net Effect of Commutations of Ceded and Cancellations of Assumed Reinsurance Contracts

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Increase (decrease) in net unearned premium reserve	$ 109	$ (20)	$ 20
Increase (decrease) in net par outstanding	19,173	(780)	12,373

The following table presents the components of premiums and losses reported in the consolidated statement of operations and the contribution of the Company's Assumed and Ceded Businesses.

14. Reinsurance and Other Monoline Exposures (Continued)

Effect of Reinsurance on Statement of Operations

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Premiums Written:			
Direct	$ 244	$ 190	343
Assumed(1)	9	(63)	(121)
Ceded(2)	51	4	101
Net	$ 304	$ 131	323
Premiums Earned:			
Direct	$ 936	$ 997	1,243
Assumed	50	46	73
Ceded	(133)	(123)	(129)
Net	$ 853	$ 920	1,187
Loss and LAE:			
Direct	$ 655	$ 578	399
Assumed	(4)	4	74
Ceded	(128)	(120)	(61)
Net	$ 523	$ 462	412

(1) Negative assumed premiums written were due to cancellations and changes in expected Debt Service schedules.

(2) Positive ceded premiums written were due to commutations and changes in expected Debt Service schedules.

Reinsurer Exposure

In addition to assumed and ceded reinsurance arrangements, the Company may also have exposure to some financial guaranty reinsurers (i.e., monolines) in other areas. Second-to-pay insured par outstanding represents transactions the Company has insured that were previously insured by other monolines. The Company underwrites such transactions based on the underlying insured obligation without regard to the primary insurer. Another area of exposure is in the investment portfolio where the Company holds fixed maturity securities that are wrapped by monolines and whose value may decline based on the rating of the monoline. At December 31, 2012, based on fair value, the Company had $667 million of fixed maturity securities in its investment portfolio wrapped by National Public Finance Guarantee Corporation, $517 million by Ambac Assurance Corporation ("Ambac") and $31 million by other guarantors.

14. Reinsurance and Other Monoline Exposures (Continued)

Exposure by Reinsurer

Reinsurer	Ratings at February 26, 2013		Par Outstanding As of December 31, 2012		
	Moody's Reinsurer Rating	S&P Reinsurer Rating	Ceded Par Outstanding(1)	Second-to-Pay Insured Par Outstanding	Assumed Par Outstanding
			(dollars in millions)		
American Overseas Reinsurance Company Limited (f/k/a Ram Re)	WR(2)	WR	$ 9,808	$ —	$ 24
Tokio	Aa3(3)	AA-(3)	8,369	—	937
Radian	Ba1	B+	5,250	44	1,382
Syncora Guarantee Inc.	WR	WR	4,156	1,993	162
Mitsui Sumitomo Insurance Co. Ltd.	A1	A+(3)	2,232	—	—
ACA Financial Guaranty Corp.	NR	WR	819	6	1
Swiss Reinsurance Co.	A1	AA-	429	—	—
Ambac	WR	WR	85	7,122	20,579
CIFG Assurance North America Inc. ("CIFG")	WR	WR	65	255	5,523
MBIA Inc.	(4)	(4)	—	10,814	8,143
Financial Guaranty Insurance Co.	WR	WR	—	3,227	1,961
Other	Various	Various	933	2,070	45
Total			$ 32,146	$ 25,531	$ 38,757

(1) Includes $3,928 million in ceded par outstanding related to insured credit derivatives.

(2) Represents "Withdrawn Rating."

(3) The Company has structural collateral agreements satisfying the triple-A credit requirement of S&P and/or Moody's.

(4) MBIA Inc. includes various subsidiaries which are rated B, BBB by S&P and Caa2, B3, Baa2, WR and NR by Moody's.

Ceded Par Outstanding by Reinsurer and Credit Rating
As of December 31, 2012

Reinsurer	Internal Credit Rating						
	Super Senior	AAA	AA	A	BBB	BIG	Total
				(in millions)			
American Overseas Reinsurance Company Limited (f/k/a Ram Re)	$ 229	$ 1,257	$ 3,237	$ 2,978	$ 1,598	$ 509	$ 9,808
Tokio	313	1,072	1,396	2,457	2,411	720	8,369
Radian	10	256	334	2,395	1,877	378	5,250
Syncora Guarantee Inc.	—	—	241	761	2,495	659	4,156
Mitsui Sumitomo Insurance Co. Ltd.	7	151	702	865	449	58	2,232
ACA Financial Guaranty Corp	—	—	474	325	20	—	819
Swiss Reinsurance Co.	—	8	6	261	111	43	429
Ambac	—	—	—	85	—	—	85
CIFG	—	—	—	—	—	65	65
Other	—	—	114	742	77	—	933
Total	$ 559	$ 2,744	$ 6,504	$ 10,869	$ 9,038	$ 2,432	$ 32,146

Assured Guaranty Ltd.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

14. Reinsurance and Other Monoline Exposures (Continued)

In accordance with U.S. statutory accounting requirements and U.S. insurance laws and regulations, in order for the Company to receive credit for liabilities ceded to reinsurers domiciled outside of the U.S., such reinsurers must secure their liabilities to the Company. All of the unauthorized reinsurers in the table above post collateral for the benefit of the Company in an amount at least equal to the sum of their ceded unearned premium reserve, loss reserves and contingency reserves all calculated on a statutory basis of accounting. CIFG and Radian are authorized reinsurers. Radian's collateral equals or exceeds its ceded statutory loss reserves and CIFG's collateral covers a substantial portion of its ceded statutory loss reserves. Collateral may be in the form of letters of credit or trust accounts. The total collateral posted by all non-affiliated reinsurers as of December 31, 2012 is approximately $999 million.

Second-to-Pay
Insured Par Outstanding by Internal Rating
As of December 31, 2012(1)

	Public Finance					Structured Finance						
	AAA	AA	A	BBB	BIG	Super Senior	AAA	AA	A	BBB	BIG	Total
	(in millions)											
Radian	$ —	$ —	$ 13	$ 19	$ 12	$ —	$ —	$ —	$ —	$ —	$ —	$ 44
Syncora Guarantee Inc.	—	25	377	772	334	—	203	—	78	—	204	1,993
ACA Financial Guaranty Corp.	—	3	—	3	—	—	—	—	—	—	—	6
Ambac	—	1,471	3,431	1,194	333	—	15	54	235	78	311	7,122
CIFG	—	11	69	130	45	—	—	—	—	—	—	255
MBIA Inc.	69	2,567	4,367	1,947	—	—	—	1,378	47	205	234	10,814
Financial Guaranty Insurance Co.	—	130	966	560	361	372	635	—	149	—	54	3,227
Other	—	—	2,070	—	—	—	—	—	—	—	—	2,070
Total	$ 69	$ 4,207	$ 11,293	$ 4,625	$ 1,085	$ 372	$ 853	$ 1,432	$ 509	$ 283	$ 803	$ 25,531

(1) Assured Guaranty's internal rating.

Amounts Due (To) From Reinsurers
As of December 31, 2012

	Assumed Premium, net of Commissions	Ceded Premium, net of Commissions	Assumed Expected Loss and LAE	Ceded Expected Loss and LAE
	(in millions)			
American Overseas Reinsurance Company Limited	$ —	$ (12)	$ —	$ 5
Tokio	—	(27)	—	37
Radian	—	(20)	—	(4)
Syncora Guarantee Inc.	—	(43)	28	1
Mitsui Sumitomo Insurance Co. Ltd.	—	(5)	—	9
Swiss Reinsurance Co.	—	(3)	—	2
Ambac	76	—	(73)	—
CIFG	—	—	—	3
MBIA Inc.	1	—	(19)	—
Financial Guaranty Insurance Co.	9	—	(58)	—
Other	—	(63)	—	—
Total	$ 86	$ (173)	$ (122)	$ 53

14. Reinsurance and Other Monoline Exposures (Continued)

Excess of Loss Reinsurance Facility

On January 22, 2012, AGC and AGM entered into an aggregate excess of loss reinsurance facility, effective as of January 1, 2012. The facility cover losses occurring from January 1, 2013 through December 31, 2020. It terminates on January 1, 2014 unless AGC and AGM choose to extend it. The facility covers U.S. public finance credits insured or reinsured by AGC and AGM as of September 30, 2011, excluding credits that were rated non-investment grade as of December 31, 2011 by Moody's or S&P or internally by AGC or AGM and subject to certain per credit limits. The facility attaches when AGC's or AGM's net losses (net of AGC's and AGM other reinsurance, other than pooling reinsurance provided to AGM by AGM's subsidiaries and net of recoveries) exceed in the aggregate $2 billion and covers a portion of the next $600 million of losses, with the reinsurers assuming pro rata in the aggregate $435 million of the $600 million of losses and AGC and AGM jointly retaining the remaining $165 million of losses. The reinsurers are required to be rated at least AA-(Stable Outlook) through December 31, 2014 or to post collateral sufficient to provide AGM and AGC with the same reinsurance credit as reinsurers rated AA-. AGM and AGC are obligated to pay the reinsurers their share of recoveries relating to losses during the coverage period in the covered portfolio. This obligation is secured by a pledge of the recoveries, which will be deposited into a trust for the benefit of the reinsurers. The Company has paid approximately $22 million of premiums during 2012. The remaining $22 million of premium was released from the trust to the reinsurers in the first quarter of 2013.

Re-Assumption and Reinsurance Agreements with Radian Asset Assurance Inc.

On January 24, 2012, AGM reassumed $12.9 billion of par it had previously ceded to Radian and AGC reinsured approximately $1.8 billion of U.S. public finance par from Radian. The Company received a payment of $86 million from Radian for the re-assumption, which consisted 96% of public finance exposure and 4% of structured finance credits. In connection with the reinsurance assumption, the Company received a payment of $22 million. Both the reassumed and reinsured portfolios were composed entirely of selected credits that met the Company's underwriting standards.

Tokio Marine & Nichido Fire Insurance Co., Ltd. Agreement

Effective as of March 1, 2012, AGM and Tokio entered into a Commutation, Reassumption and Release Agreement for a portfolio consisting of approximately $6.2 billion in par of U.S. public finance exposures outstanding as of February 29, 2012. Tokio paid AGM the statutory unearned premium outstanding as of February 29, 2012 plus a commutation premium.

15. Related Party Transactions

In 2012, there were no related party transactions that were material to the Company. The Company was party to transactions with entities that are affiliated with Wilbur L. Ross, Jr., a director of the Company, and funds under his control, which in the aggregate owned approximately 10.2% of the common shares of AGL as of December 31, 2012. In addition, the Company retains Wellington Management Company, LLP, which owns approximately 8.6% of the common shares of AGL as of December 31, 2012, as investment manager for a portion of the Company's investment portfolio. The net expenses from transactions with these related parties were approximately $3.4 million, with no individual related party expense item exceeding $2.0 million. As of December 31, 2012, there were no significant amounts payable to or amounts receivable from related parties.

16. Commitments and Contingencies

Leases

AGL and its subsidiaries are party to various lease agreements accounted for as operating leases. In June 2008, the Company entered into a five-year lease agreement for New York City office space. Future minimum annual payments of $5 million for the first twelve month period and $6 million for subsequent twelve month periods commenced October 1, 2008 and are subject to escalation in building operating costs and real estate taxes. As a result of the AGMH Acquisition, in second quarter 2009 the Company decided not to occupy the office space described above and subleased it to two tenants for total minimum annual payments of approximately $4 million until October 2013.

16. Commitments and Contingencies (Continued)

The Company leases and occupies space in New York City through April 2026. In addition, AGL and its subsidiaries lease additional office space in various locations under non-cancelable operating leases which expire at various dates through 2016. Rent expense was $10.0 million in 2012, $10.7 million in 2011 and $11.4 million in 2010.

Future Minimum Rental Payments

Year	(in millions)
2013	$ 14
2014	8
2015	8
2016	8
2017	8
Thereafter	66
Total	$ 112

Legal Proceedings

Litigation

Lawsuits arise in the ordinary course of the Company's business. It is the opinion of the Company's management, based upon the information available, that the expected outcome of litigation against the Company, individually or in the aggregate, will not have a material adverse effect on the Company's financial position or liquidity, although an adverse resolution of litigation against the Company in a fiscal quarter or year could have a material adverse effect on the Company's results of operations in a particular quarter or year.

In addition, in the ordinary course of their respective businesses, certain of the Company's subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. For example, as described in Note 6, Expected Loss to be Paid "Recovery Litigation", as of the date of this filing, AGC and AGM have filed complaints against certain sponsors and underwriters of RMBS securities that AGC or AGM had insured, alleging, among other claims, that such persons had breached R&W in the transaction documents, failed to cure or repurchase defective loans and/or violated state securities laws. The amounts, if any, the Company will recover in proceedings to recover losses are uncertain, and recoveries, or failure to obtain recoveries, in any one or more of these proceedings during any quarter or year could be material to the Company's results of operations in that particular quarter or year.

Proceedings Relating to the Company's Financial Guaranty Business

The Company receives subpoenas *duces tecum* and interrogatories from regulators from time to time.

In August 2008, a number of financial institutions and other parties, including AGM and other bond insurers, were named as defendants in a civil action brought in the circuit court of Jefferson County, Alabama relating to the County's problems meeting its sewer debt obligations: *Charles E. Wilson vs. JPMorgan Chase & Co et al* (filed the Circuit Court of Jefferson County, Alabama), Case No. 01-CV-2008-901907.00, a putative class action. The action was brought on behalf of rate payers, tax payers and citizens residing in Jefferson County, and alleges conspiracy and fraud in connection with the issuance of the County's debt. The complaint in this lawsuit seeks equitable relief, unspecified monetary damages, interest, attorneys' fees and other costs. On January, 13, 2011, the circuit court issued an order denying a motion by the bond insurers and other defendants to dismiss the action. Defendants, including the bond insurers, have petitioned the Alabama Supreme Court for a writ of mandamus to the circuit court vacating such order and directing the dismissal with prejudice of plaintiffs' claims for lack of standing. On January 23, 2012, the Alabama Supreme Court entered a stay pending the resolution of the Jefferson County bankruptcy. The Company cannot reasonably estimate the possible loss or range of loss, if any, that may arise from this lawsuit.

16. Commitments and Contingencies (Continued)

Beginning in July 2008, AGM and various other financial guarantors were named in complaints filed in the Superior Court for the State of California, City and County of San Francisco. Since that time, plaintiffs' counsel has filed amended complaints against AGM and AGC and added additional plaintiffs. As of the date of this filing, the plaintiffs with complaints against AGM and AGC, among other financial guaranty insurers, are: (a) *City of Los Angeles, acting by and through the Los Angeles Department of Water and Power*; (b) *City of Sacramento*; (c) *City of Los Angeles*; (d) *City of Oakland*; (e) *City of Riverside*; (f) *City of Stockton*; (g) *County of Alameda*; (h) *Contra Costa County*; (i) *County of San Mateo*; (j) *Los Angeles World Airports;* (k) *City of Richmond;* (l) *Redwood City;* (m) *East Bay Municipal Utility District;* (n) *Sacramento Suburban Water District;* (o) *City of San Jose;* (p) *County of Tulare;* (q) *The Regents of the University of California;* (r) *The Redevelopment Agency of the City of Riverside;* (s) *The Public Financing Authority of the City of Riverside;* (t) *The Jewish Community Center of San Francisco;* (u) *The San Jose Redevelopment Agency;* (v) *The Redevelopment Agency of the City of Stockton;* (w) *The Public Financing Authority of the City of Stockton;* and (x) *The Olympic Club.* Complaints filed by the City and County of San Francisco and the Sacramento Municipal Utility District were subsequently dismissed as to AGM and AGC. These complaints allege that the financial guaranty insurer defendants (i) participated in a conspiracy in violation of California's antitrust laws to maintain a dual credit rating scale that misstated the credit default risk of municipal bond issuers and created market demand for municipal bond insurance, (ii) participated in risky financial transactions in other lines of business that damaged each insurer's financial condition (thereby undermining the value of each of their guaranties), and (iii) failed to adequately disclose the impact of those transactions on their financial condition. In addition to their antitrust claims, various plaintiffs in these actions assert claims for breach of the covenant of good faith and fair dealing, fraud, unjust enrichment, negligence, and negligent misrepresentation. At hearings held in July and October 2011 relating to AGM, AGC and the other defendants' demurrer, the court overruled the demurrer on the following claims: breach of contract, violation of California's antitrust statute and of its unfair business practices law, and fraud. The remaining claims were dismissed. On December 2, 2011, AGM, AGC and the other bond insurer defendants filed an anti-SLAPP ("Strategic Lawsuit Against Public Participation") motion to strike the complaints under California's Code of Civil Procedure. On May 1, 2012, the court ruled in favor of the bond insurer defendants on the first stage of the anti-SLAPP motion as to the causes of action arising from the alleged conspiracy, but denied the motion as to those causes of action based on transaction specific representations and omissions about the bond insurer defendants' credit ratings and financial health. The court has scheduled a hearing on the second stage of the anti-SLAPP motion for March 12, 2013. The complaints in these lawsuits generally seek unspecified monetary damages, interest, attorneys' fees, costs and other expenses. The Company cannot reasonably estimate the possible loss or range of loss, if any, that may arise from these lawsuits.

On April 8, 2011, AG Re and AGC filed a Petition to Compel Arbitration with the Supreme Court of the State of New York, requesting an order compelling Ambac to arbitrate Ambac's disputes with AG Re and AGC concerning their obligations under reinsurance agreements with Ambac. In March 2010, Ambac placed a number of insurance policies that it had issued, including policies reinsured by AG Re and AGC pursuant to the reinsurance agreements, into a segregated account. The Wisconsin state court has approved a rehabilitation plan whereby permitted claims under the policies in the segregated account will be paid 25% in cash and 75% in surplus notes issued by the segregated account. Ambac has advised AG Re and AGC that it has and intends to continue to enter into commutation agreements with holders of policies issued by Ambac, and reinsured by AG Re and AGC, pursuant to which Ambac will pay a combination of cash and surplus notes to the policyholder. AG Re and AGC have informed Ambac that they believe their only current payment obligation with respect to the commutations arises from the cash payment, and that there is no obligation to pay any amounts in respect of the surplus notes until payments of principal or interest are made on such notes. Ambac has disputed this position on one commutation and may take a similar position on subsequent commutations. On April 15, 2011, attorneys for the Wisconsin Insurance Commissioner, as Rehabilitator of Ambac's segregated account, and for Ambac filed a motion with Lafayette County, Wisconsin, Circuit Court Judge William Johnston, asking him to find AG Re and AGC to be in violation of an injunction protecting the interests of the segregated account by their seeking to compel arbitration on this matter and failing to pay in full all amounts with respect to Ambac's payments in the form of surplus notes. On June 14, 2011, Judge Johnston issued an order granting the Rehabilitator's and Ambac's motion to enforce the injunction against AGC and AG Re and the parties filed a stipulation dismissing the Petition to Compel Arbitration without prejudice. AGC and AG Re have appealed Judge Johnston's order to the Wisconsin Court of Appeals.

16. Commitments and Contingencies (Continued)

On November 28, 2011, Lehman Brothers International (Europe) (in administration) ("LBIE") sued AGFP, an affiliate of AGC which in the past had provided credit protection to counterparties under credit default swaps. AGC acts as the credit support provider of AGFP under these credit default swaps. LBIE's complaint, which was filed in the Supreme Court of the State of New York, alleged that AGFP improperly terminated nine credit derivative transactions between LBIE and AGFP and improperly calculated the termination payment in connection with the termination of 28 other credit derivative transactions between LBIE and AGFP. With respect to the 28 credit derivative transactions, AGFP calculated that LBIE owes AGFP approximately $25 million, whereas LBIE asserted in the complaint that AGFP owes LBIE a termination payment of approximately $1.4 billion. LBIE is seeking unspecified damages. On February 3, 2012, AGFP filed a motion to dismiss certain of the counts in the complaint. Oral arguments on such motion to dismiss took place in September 2012. LBIE is seeking unspecified damages. The Company cannot reasonably estimate the possible loss, if any, that may arise from this lawsuit.

On November 19, 2012, Lehman Brothers Holdings Inc. ("LBHI") and Lehman Brothers Special Financing Inc. ("LBSF") commenced an adversary complaint and claim objection in the United States Bankruptcy Court for the Southern District of New York against Credit Protection Trust 283 ("CPT 283"), FSA Administrative Services, LLC, as trustee for CPT 283, and AGM, in connection with CPT 283's termination of a CDS between LBSF and CPT 283. CPT 283 terminated the CDS as a consequence of LBSF failing to make a scheduled payment owed to CPT 283, which termination occurred after LBHI filed for bankruptcy but before LBSF filed for bankruptcy. The CDS provided that CPT 283 was entitled to receive from LBSF a termination payment in that circumstance of approximately $43.8 million (representing the economic equivalent of the future fixed payments CPT 283 would have been entitled to receive from LBSF had the CDS not been terminated), and CPT 283 filed proofs of claim against LBSF and LBHI (as LBSF's credit support provider) for such amount. LBHI and LBSF seek to disallow and expunge (as impermissible and unenforceable penalties) CPT 283's proofs of claim against LBHI and LBSF and recover approximately $67.3 million, which LBHI and LBSF allege was the mark-to-market value of the CDS to LBSF (less unpaid amounts) on the day CPT 283 terminated the CDS, plus interest, attorney's fees, costs and other expenses. On the same day, LBHI and LBSF also commenced an adversary complaint and claim objection against Credit Protection Trust 207 ("CPT 207"), FSA Administrative Services, LLC, as trustee for CPT 207, and AGM, in connection with CPT 207's termination of a CDS between LBSF and CPT 207. Similarly, the CDS provided that CPT 207 was entitled to receive from LBSF a termination payment in that circumstance of $492,555. LBHI and LBSF seek to disallow and expunge CPT 207's proofs of claim against LBHI and LBSF and recover approximately $1.5 million. AGM believes the terminations of the CDS and the calculation of the termination payment amounts were consistent with the terms of the ISDA master agreements between the parties. The Company cannot reasonably estimate the possible loss, if any, that may arise from this lawsuit.

Proceedings Related to AGMH's Former Financial Products Business

The following is a description of legal proceedings involving AGMH's former Financial Products Business. Although the Company did not acquire AGMH's former Financial Products Business, which included AGMH's former GIC business, medium term notes business and portions of the leveraged lease businesses, certain legal proceedings relating to those businesses are against entities that the Company did acquire. While Dexia SA and Dexia Crédit Local S.A. ("DCL"), jointly and severally, have agreed to indemnify the Company against liability arising out of the proceedings described below in the "—Proceedings Related to AGMH's Former Financial Products Business" section, such indemnification might not be sufficient to fully hold the Company harmless against any injunctive relief or civil or criminal sanction that is imposed against AGMH or its subsidiaries.

Governmental Investigations into Former Financial Products Business

AGMH and/or AGM have received subpoenas *duces tecum* and interrogatories or civil investigative demands from the Attorneys General of the States of Connecticut, Florida, Illinois, Massachusetts, Missouri, New York, Texas and West Virginia relating to their investigations of alleged bid rigging of municipal GICs. AGMH is responding to such requests. AGMH may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators regarding their inquiries in the future. In addition,

16. Commitments and Contingencies (Continued)

- AGMH received a subpoena from the Antitrust Division of the Department of Justice in November 2006 issued in connection with an ongoing criminal investigation of bid rigging of awards of municipal GICs and other municipal derivatives;

- AGM received a subpoena from the Securities and Exchange Commission ("SEC") in November 2006 related to an ongoing industry-wide investigation concerning the bidding of municipal GICs and other municipal derivatives; and

- AGMH received a "Wells Notice" from the staff of the Philadelphia Regional Office of the SEC in February 2008 relating to the investigation concerning the bidding of municipal GICs and other municipal derivatives. The Wells Notice indicates that the SEC staff is considering recommending that the SEC authorize the staff to bring a civil injunctive action and/or institute administrative proceedings against AGMH, alleging violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and Section 17(a) of the Securities Act.

Pursuant to the subpoenas, AGMH has furnished to the Department of Justice and SEC records and other information with respect to AGMH's municipal GIC business. The ultimate loss that may arise from these investigations remains uncertain.

In July 2010, a former employee of AGM who had been involved in AGMH's former Financial Products Business was indicted along with two other persons with whom he had worked at Financial Guaranty Insurance Company. Such former employee and the other two persons were convicted on fraud conspiracy counts. They have appealed the convictions.

Lawsuits Relating to Former Financial Products Business

During 2008, nine putative class action lawsuits were filed in federal court alleging federal antitrust violations in the municipal derivatives industry, seeking damages and alleging, among other things, a conspiracy to fix the pricing of, and manipulate bids for, municipal derivatives, including GICs. These cases have been coordinated and consolidated for pretrial proceedings in the U.S. District Court for the Southern District of New York as *MDL 1950, In re Municipal Derivatives Antitrust Litigation,* Case No. 1:08-cv-2516 ("MDL 1950").

Five of these cases named both AGMH and AGM: (a) *Hinds County, Mississippi v. Wachovia Bank, N.A.*; (b) *Fairfax County, Virginia v. Wachovia Bank, N.A.*; (c) *Central Bucks School District, Pennsylvania v. Wachovia Bank, N.A.*; (d) *Mayor and City Council of Baltimore, Maryland v. Wachovia Bank, N.A.*; and (e) *Washington County, Tennessee v. Wachovia Bank, N.A.* In April 2009, the MDL 1950 court granted the defendants' motion to dismiss on the federal claims, but granted leave for the plaintiffs to file a second amended complaint. In June 2009, interim lead plaintiffs' counsel filed a Second Consolidated Amended Class Action Complaint; although the Second Consolidated Amended Class Action Complaint currently describes some of AGMH's and AGM's activities, it does not name those entities as defendants. In March 2010, the MDL 1950 court denied the named defendants' motions to dismiss the Second Consolidated Amended Class Action Complaint. The complaints in these lawsuits generally seek unspecified monetary damages, interest, attorneys' fees and other costs. The Company cannot reasonably estimate the possible loss, if any, or range of loss that may arise from these lawsuits.

Four of the cases named AGMH (but not AGM) and also alleged that the defendants violated California state antitrust law and common law by engaging in illegal bid-rigging and market allocation, thereby depriving the cities or municipalities of competition in the awarding of GICs and ultimately resulting in the cities paying higher fees for these products: (f) *City of Oakland, California v. AIG Financial Products Corp.*; (g) *County of Alameda, California v. AIG Financial Products Corp.*; (h) *City of Fresno, California v. AIG Financial Products Corp.*; and (i) *Fresno County Financing Authority v. AIG Financial Products Corp.* When the four plaintiffs filed a consolidated complaint in September 2009, the plaintiffs did not name AGMH as a defendant. However, the complaint does describe some of AGMH's and AGM's activities. The consolidated complaint generally seeks unspecified monetary damages, interest, attorneys' fees and other costs. In April 2010, the MDL 1950 court granted in part and denied in part the named defendants' motions to dismiss this consolidated complaint.

16. Commitments and Contingencies (Continued)

In 2008, AGMH and AGM also were named in five non-class action lawsuits originally filed in the California Superior Courts alleging violations of California law related to the municipal derivatives industry: (a) *City of Los Angeles, California v. Bank of America, N.A.*; (b) *City of Stockton, California v. Bank of America, N.A.*; (c) *County of San Diego, California v. Bank of America, N.A.*; (d) *County of San Mateo, California v. Bank of America, N.A.*; and (e) *County of Contra Costa, California v. Bank of America, N.A.* Amended complaints in these actions were filed in September 2009, adding a federal antitrust claim and naming AGM (but not AGMH) and AGUS, among other defendants. These cases have been transferred to the Southern District of New York and consolidated with MDL 1950 for pretrial proceedings.

In late 2009, AGM and AGUS, among other defendants, were named in six additional non-class action cases filed in federal court, which also have been coordinated and consolidated for pretrial proceedings with MDL 1950: (f) *City of Riverside, California v. Bank of America, N.A.*; (g) *Sacramento Municipal Utility District v. Bank of America, N.A.*; (h) *Los Angeles World Airports v. Bank of America, N.A.*; (i) *Redevelopment Agency of the City of Stockton v. Bank of America, N.A.*; (j) *Sacramento Suburban Water District v. Bank of America, N.A.*; and (k) *County of Tulare, California v. Bank of America, N.A.*

The MDL 1950 court denied AGM and AGUS's motions to dismiss these eleven complaints in April 2010. Amended complaints were filed in May 2010. On October 29, 2010, AGM and AGUS were voluntarily dismissed with prejudice from the *Sacramento Municipal Utility District* case only. The complaints in these lawsuits generally seek or sought unspecified monetary damages, interest, attorneys' fees, costs and other expenses. The Company cannot reasonably estimate the possible loss, if any, or range of loss that may arise from the remaining lawsuits.

In May 2010, AGM and AGUS, among other defendants, were named in five additional non-class action cases filed in federal court in California: (a) *City of Richmond, California v. Bank of America, N.A.* (filed on May 18, 2010, N.D. California); (b) *City of Redwood City, California v. Bank of America, N.A.* (filed on May 18, 2010, N.D. California); (c) *Redevelopment Agency of the City and County of San Francisco, California v. Bank of America, N.A.* (filed on May 21, 2010, N.D. California); (d) *East Bay Municipal Utility District, California v. Bank of America, N.A.* (filed on May 18, 2010, N.D. California); *and (e) City of San Jose and the San Jose Redevelopment Agency, California v. Bank of America, N.A* (filed on May 18, 2010, N.D. California). These cases have also been transferred to the Southern District of New York and consolidated with MDL 1950 for pretrial proceedings. In September 2010, AGM and AGUS, among other defendants, were named in a sixth additional non-class action filed in federal court in New York, but which alleges violation of New York's Donnelly Act in addition to federal antitrust law: *Active Retirement Community, Inc. d/b/a Jefferson's Ferry v. Bank of America, N.A.* (filed on September 21, 2010, E.D. New York), which has also been transferred to the Southern District of New York and consolidated with MDL 1950 for pretrial proceedings. In December 2010, AGM and AGUS, among other defendants, were named in a seventh additional non-class action filed in federal court in the Central District of California, *Los Angeles Unified School District v. Bank of America, N.A.*, and in an eighth additional non-class action filed in federal court in the Southern District of New York, *Kendal on Hudson, Inc. v. Bank of America, N.A.* These cases also have been consolidated with MDL 1950 for pretrial proceedings. The complaints in these lawsuits generally seek unspecified monetary damages, interest, attorneys' fees, costs and other expenses. The Company cannot reasonably estimate the possible loss, if any, or range of loss that may arise from these lawsuits.

In January 2011, AGM and AGUS, among other defendants, were named in an additional non-class action case filed in federal court in New York, which alleges violation of New York's Donnelly Act in addition to federal antitrust law: *Peconic Landing at Southold, Inc. v. Bank of America, N.A.* This case has been consolidated with MDL 1950 for pretrial proceedings. The complaint in this lawsuit generally seeks unspecified monetary damages, interest, attorneys' fees, costs and other expenses. The Company cannot reasonably estimate the possible loss, if any, or range of loss that may arise from this lawsuit.

In September 2009, the Attorney General of the State of West Virginia filed a lawsuit (Circuit Ct. Mason County, W. Va.) against Bank of America, N.A. alleging West Virginia state antitrust violations in the municipal derivatives industry, seeking damages and alleging, among other things, a conspiracy to fix the pricing of, and manipulate bids for, municipal derivatives, including GICs. An amended complaint in this action was filed in June 2010, adding a federal antitrust claim and naming AGM (but not AGMH) and AGUS, among other defendants. This case has been removed to federal court as well as transferred to the S.D.N.Y. and consolidated with MDL 1950 for pretrial proceedings. The complaint in this lawsuit generally seeks civil penalties, unspecified monetary damages, interest, attorneys' fees, costs and other expenses. The Company cannot reasonably estimate the possible loss, if any, or range of loss that may arise from this lawsuit.

17. Long-Term Debt and Credit Facilities

The Company's long term debt has been issued by AGUS and AGMH, and notes payable to the Financial Products Companies were issued by refinancing vehicles consolidated by AGM. With respect to the notes payable, the funds borrowed were used to finance the purchase of the underlying obligations of AGM-insured obligations. See Note 11, Investments and Cash.

AGL fully and unconditionally guarantees the 7.0% Senior Notes issued by AGUS. AGL also fully and unconditionally guarantees the following AGMH debt obligations: (1) 6 7/8% Quarterly Income Bonds Securities ("QUIBS"), (2) 6.25% Notes and (3) 5.60% Notes. In addition, AGL guarantees, on a junior subordinated basis, AGUS's Series A, Enhanced Junior Subordinated Debentures and the $300 million of AGMH's outstanding Junior Subordinated Debentures.

Accounting Policy

Long-term debt is recorded at principal amounts net of any unamortized original issue discount or premium and unamortized AGMH Acquisition date fair value adjustment for AGMH debt. Discount is accreted into interest expense over the life of the applicable debt.

Debt Issued by AGUS

7.0% Senior Notes. On May 18, 2004, AGUS issued $200 million of 7.0% senior notes due 2034 ("7.0% Senior Notes") for net proceeds of $197 million. Although the coupon on the Senior Notes is 7.0%, the effective rate is approximately 6.4%, taking into account the effect of a cash flow hedge executed by the Company in March 2004.

8.5% Senior Notes. On June 24, 2009, AGL issued 3,450,000 equity units for net proceeds of approximately $167 million in a registered public offering. The net proceeds of the offering were used to pay a portion of the consideration for the AGMH Acquisition. Each equity unit consisted of (i) a 5% undivided beneficial ownership interest in $1,000 principal amount of 8.5% senior notes due 2014 issued by AGUS and (ii) a forward purchase contract obligating the holders to purchase $50 of AGL common shares in June 2012. On June 1, 2012, the Company completed the remarketing of the $173 million aggregate principal amount of 8.5% Senior Notes; AGUS purchased all of the Senior Notes in the remarketing at a price of 100% of the principal amount thereof, and retired all of such notes on June 1, 2012. The proceeds from the remarketing were used to satisfy the obligations of the holders of the Equity Units to purchase AGL common shares pursuant to the forward purchase contract. Accordingly, on June 1, 2012, AGL issued 3.8924 common shares to holders of each Equity Unit, which represented a settlement rate of 3.8685 common shares plus certain anti-dilution adjustments, or an aggregate of 13,428,770 common shares at approximately $12.85 per share. The Equity Units ceased to exist when the forward purchase contracts were settled on June 1, 2012.

Series A Enhanced Junior Subordinated Debentures. On December 20, 2006, AGUS issued $150 million of the Debentures due 2066. The Debentures pay a fixed 6.40% rate of interest until December 15, 2016, and thereafter pay a floating rate of interest, reset quarterly, at a rate equal to three month LIBOR plus a margin equal to 2.38%. AGUS may select at 1.0 or more times to defer payment of interest for one or more consecutive periods for up to ten years. Any unpaid interest bears interest at the then applicable rate. AGUS may not defer interest past the maturity date.

Debt Issued by AGMH

6 7/8% QUIBS. On December 19, 2001, AGMH issued $100 million face amount of 6 7/8% QUIBS due December 15, 2101, which are callable without premium or penalty.

6.25% Notes. On November 26, 2002, AGMH issued $230 million face amount of 6.25% Notes due November 1, 2102, which are callable without premium or penalty in whole or in part.

5.60% Notes. On July 31, 2003, AGMH issued $100 million face amount of 5.60% Notes due July 15, 2103, which are callable without premium or penalty in whole or in part.

17. Long-Term Debt and Credit Facilities (Continued)

Junior Subordinated Debentures. On November 22, 2006, AGMH issued $300 million face amount of Junior Subordinated Debentures with a scheduled maturity date of December 15, 2036 and a final repayment date of December 15, 2066. The final repayment date of December 15, 2066 may be automatically extended up to four times in five-year increments provided certain conditions are met. The debentures are redeemable, in whole or in part, at any time prior to December 15, 2036 at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, the make-whole redemption price. Interest on the debentures will accrue from November 22, 2006 to December 15, 2036 at the annual rate of 6.40%. If any amount of the debentures remains outstanding after December 15, 2036, then the principal amount of the outstanding debentures will bear interest at a floating interest rate equal to one-month LIBOR plus 2.215%% until repaid. AGMH may elect at one or more times to defer payment of interest on the debentures for one or more consecutive interest periods that do not exceed ten years. In connection with the completion of this offering, AGMH entered into a replacement capital covenant for the benefit of persons that buy, hold or sell a specified series of AGMH long-term indebtedness ranking senior to the debentures. Under the covenant, the debentures will not be repaid, redeemed, repurchased or defeased by AGMH or any of its subsidiaries on or before the date that is 20 years prior to the final repayment date, except to the extent that AGMH has received proceeds from the sale of replacement capital securities. The proceeds from this offering were used to pay a dividend to the shareholders of AGMH.

Debt Issued by AGM

Notes Payable represent debt, issued by special purpose entities consolidated by AGM, to the former AGMH subsidiaries that conducted AGMH's Financial Products Business (the "Financial Products Companies") transferred to Dexia Holdings Inc. prior to the AGMH Acquisition. The funds borrowed were used to finance the purchase of the underlying obligations of AGM-insured obligations which had breached triggers allowing AGM to exercise its right to accelerate payment of a claim in order to mitigate loss. The assets purchased are classified as assets acquired in refinancing transactions and recorded in "other invested assets." The tenor of the notes payable matches the tenor of the assets.

The principal and carrying values of the Company's long-term debt are presented in the table below.

Principal and Carrying Amounts of Debt

	As of December 31, 2012		As of December 31, 2011	
	Principal	Carrying Value	Principal	Carrying Value
	(in millions)			
AGUS:				
7.0% Senior Notes	$ 200	$ 197	$ 200	$ 197
8.50% Senior Notes	—	—	173	172
Series A Enhanced Junior Subordinated Debentures	150	150	150	150
Total AGUS	350	347	523	519
AGMH:				
67/8% QUIBS	100	68	100	67
6.25% Notes	230	137	230	136
5.60% Notes	100	54	100	54
Junior Subordinated Debentures	300	164	300	158
Total AGMH	730	423	730	415
AGM:				
Notes Payable	61	66	97	104
Total AGM	61	66	97	104
Total	$ 1,141	$ 836	$ 1,350	$ 1,038

17. Long-Term Debt and Credit Facilities (Continued)

Principal payments due under the long-term debt are as follows:

Expected Maturity Schedule of Debt

Expected Withdrawal Date	AGUS	AGMH	AGM	Total
		(in millions)		
2013	$ —	$ —	$ 22	$ 22
2014	—	—	10	10
2015	—	—	10	10
2016	—	—	6	6
2017	—	—	13	13
2018-2037	200	—	0	200
2038-2057	—	—	—	—
2058-2077	150	300	—	450
Thereafter	—	430	—	430
Total	$ 350	$ 730	$ 61	$ 1,141

Interest Expense

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
AGUS:			
7.0% Senior Notes	$ 13	$ 13	$ 13
8.50% Senior Notes	8	16	16
Series A Enhanced Junior Subordinated Debentures	10	10	10
Total AGUS	31	39	39
AGMH:			
6 7/8% QUIBS	7	7	7
6.25% Notes	16	16	16
5.60% Notes	6	6	6
Junior Subordinated Debentures	25	25	25
Total AGMH	54	54	54
AGM:			
Notes Payable	7	6	7
Total AGM	7	6	7
Total	$ 92	$ 99	$ 100

Recourse Credit Facilities

2009 Strip Coverage Facility

In connection with the AGMH Acquisition, AGM agreed to retain the risks relating to the debt and strip policy portions of the leveraged lease business. The liquidity risk to AGM related to the strip policy portion of the leveraged lease business is mitigated by the strip coverage facility described below.

In a leveraged lease transaction, a tax-exempt entity (such as a transit agency) transfers tax benefits to a tax-paying entity by transferring ownership of a depreciable asset, such as subway cars. The tax-exempt entity then leases the asset back from its new owner.

17. Long-Term Debt and Credit Facilities (Continued)

If the lease is terminated early, the tax-exempt entity must make an early termination payment to the lessor. A portion of this early termination payment is funded from monies that were pre-funded and invested at the closing of the leveraged lease transaction (along with earnings on those invested funds). The tax-exempt entity is obligated to pay the remaining, unfunded portion of this early termination payment (known as the "strip coverage") from its own sources. AGM issued financial guaranty insurance policies (known as "strip policies") that guaranteed the payment of these unfunded strip coverage amounts to the lessor, in the event that a tax-exempt entity defaulted on its obligation to pay this portion of its early termination payment. AGM can then seek reimbursement of its strip policy payments from the tax-exempt entity, and can also sell the transferred depreciable asset and reimburse itself from the sale proceeds.

One event that may lead to an early termination of a lease is the downgrade of AGM, as the strip coverage provider, or the downgrade of the equity payment undertaker within the transaction, in each case, generally to a financial strength rating below double-A. Upon such downgrade, the tax exempt entity is generally obligated to find a replacement credit enhancer within a specified period of time; failure to find a replacement could result in a lease default, and failure to cure the default within a specified period of time could lead to an early termination of the lease and a demand by the lessor for a termination payment from the tax exempt entity. However, even in the event of an early termination of the lease, there would not necessarily be an automatic draw on AGM's policy, as this would only occur to the extent the tax-exempt entity does not make the required termination payment.

As a result of the January 2013 Moody's downgrade of AGM, all the leveraged lease transactions in which AGM acts as strip coverage provider are currently breaching a ratings trigger related to AGM. If early termination of the leases were to occur and the tax-exempt entities do not make the required early termination payments, then AGM would be exposed to possible liquidity claims on gross exposure of approximately $1.7 billion as of December 31, 2012. To date, none of the leveraged lease transactions that involve AGM has experienced an early termination due to a lease default and a claim on the AGM guaranty. It is difficult to determine the probability that the Company will have to pay strip provider claims or the likely aggregate amount of such claims. At December 31, 2012, approximately $947 million of cumulative strip par exposure had been terminated since 2008 on a consensual basis. The consensual terminations have resulted in no claims on AGM.

On July 1, 2009, AGM and DCL, acting through its New York Branch ("Dexia Crédit Local (NY)"), entered into a credit facility (the "Strip Coverage Facility"). Under the Strip Coverage Facility, Dexia Crédit Local (NY) agreed to make loans to AGM to finance all draws made by lessors on AGM strip policies that were outstanding as of November 13, 2008, up to the commitment amount. The commitment amount of the Strip Coverage Facility was $1 billion at closing of the AGMH Acquisition but is scheduled to amortize over time. As of December 31, 2012, the maximum commitment amount of the Strip Coverage Facility has amortized to $960 million. It may also be reduced in 2014 to $750 million, if AGM does not have a specified consolidated net worth at that time.

Fundings under this facility are subject to certain conditions precedent, and their repayment is collateralized by a security interest that AGM granted to Dexia Crédit Local (NY) in amounts that AGM recovers—from the tax-exempt entity, or from asset sale proceeds—following its payment of strip policy claims. The Strip Coverage Facility will terminate upon the earliest to occur of an AGM change of control, the reduction of the commitment amount to $0, and January 31, 2042.

The Strip Coverage Facility's financial covenants require that AGM and its subsidiaries maintain a maximum debt-to-capital ratio of 30% and maintain a minimum net worth of 75% of consolidated net worth as of July 1, 2009, plus, starting July 1, 2014, (i) 25% of the aggregate consolidated net income (or loss) for the period beginning July 1, 2009 and ending on June 30, 2014 or, (2) zero, if the commitment amount has been reduced to $750 million as described above. The Company is in compliance with all financial covenants as of December 31, 2012.

The Strip Coverage Facility contains restrictions on AGM, including, among other things, in respect of its ability to incur debt, permit liens, pay dividends or make distributions, dissolve or become party to a merger or consolidation. Most of these restrictions are subject to exceptions. The Strip Coverage Facility has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, bankruptcy or insolvency proceedings and cross-default to other debt agreements.

As of December 31, 2012, no amounts were outstanding under this facility, nor have there been any borrowings during the life of this facility.

17. Long-Term Debt and Credit Facilities (Continued)

Limited Recourse Credit Facilities

AG Re Credit Facility

On July 31, 2007, AG Re entered into a limited recourse credit facility ("AG Re Credit Facility") with a syndicate of banks which provides up to $200 million for the payment of losses in respect of the covered portfolio. The AG Re Credit Facility expires in June 2014 and is not likely to be renewed. The facility can be utilized after AG Re has incurred, during the term of the facility, cumulative municipal losses (net of any recoveries) in excess of the greater of $260 million or the average annual Debt Service of the covered portfolio multiplied by 4.5%. The obligation to repay loans under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations in the covered portfolio, including certain installment premiums and other collateral.

As of December 31, 2012 no amounts were outstanding under this facility nor have there been any borrowings during the life of this facility.

Letters of Credit

AGC entered into a letter of credit agreement in December 2011 with Bank of New York Mellon totaling approximately $2.9 million in connection with a 2008 lease for office space, which space was subsequently sublet. As of December 31, 2012, $2.9 million was outstanding under this letter of credit. This letter of credit expires in November 2013.

Committed Capital Securities

On April 8, 2005, AGC entered into separate agreements (the "Put Agreements") with four custodial trusts (each, a "Custodial Trust") pursuant to which AGC may, at its option, cause each of the Custodial Trusts to purchase up to $50 million of perpetual preferred stock of AGC (the "AGC Preferred Stock"). The custodial trusts were created as a vehicle for providing capital support to AGC by allowing AGC to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option. If the put options were exercised, AGC would receive $200 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose, including the payment of claims. The put options have not been exercised through the date of this filing. Initially, all of AGC CCS were issued to a special purpose pass-through trust (the "Pass-Through Trust"). The Pass-Through Trust was dissolved in April 2008 and the AGC CCS were distributed to the holders of the Pass-Through Trust's securities. Neither the Pass-Through Trust nor the custodial trusts are consolidated in the Company's financial statements.

Income distributions on the Pass-Through Trust Securities and AGC CCS were equal to an annualized rate of one-month LIBOR plus 110 basis points for all periods ending on or prior to April 8, 2008. Following dissolution of the Pass-Through Trust, distributions on the AGC CCS Securities are determined pursuant to an auction process. On April 7, 2008 this auction process failed, thereby increasing the annualized rate on the AGC CCS to one-month LIBOR plus 250 basis points. Distributions on the AGC preferred stock will be determined pursuant to the same process.

In June 2003, $200 million of "AGM CPS Securities", money market preferred trust securities, were issued by trusts created for the primary purpose of issuing the AGM CPS Securities, investing the proceeds in high-quality commercial paper and selling put options to AGM, allowing AGM to issue the trusts non-cumulative redeemable perpetual preferred stock (the "AGM Preferred Stock") of AGM in exchange for cash. There are four trusts, each with an initial aggregate face amount of $50 million. These trusts hold auctions every 28 days, at which time investors submit bid orders to purchase AGM CPS Securities. If AGM were to exercise a put option, the applicable trust would transfer the portion of the proceeds attributable to principal received upon maturity of its assets, net of expenses, to AGM in exchange for AGM Preferred Stock. AGM pays a floating put premium to the trusts, which represents the difference between the commercial paper yield and the winning auction rate (plus all fees and expenses of the trust). If an auction does not attract sufficient clearing bids, however, the auction rate is subject to a maximum rate of one-month LIBOR plus 200 basis points for the next succeeding distribution period. Beginning in August 2007, the AGM CPS Securities required the maximum rate for each of the relevant trusts. AGM continues to have the ability to exercise its put option and cause the related trusts to purchase AGM Preferred Stock. The trusts provide AGM access to new capital at its sole discretion through the exercise of the put options. As of December 31, 2012 the put option had not been exercised. The Company does not consider itself to be the primary beneficiary of the trusts. See Note 8, Fair Value Measurement, –Other Assets–Committed Capital Securities, for a fair value measurement discussion.

18. Earnings Per Share

Accounting Policy

The Company computes earnings per share ("EPS") using a two-class method by including participating securities which entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting. Restricted stock awards and share units under the AGC supplemental employee retirement plan ("SERP") plan are considered participating securities as they received non-forfeitable rights to dividends at the same rate as common stock.

The two-class method of computing EPS is an earnings allocation formula that determines EPS for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Basic EPS is then calculated by dividing net (loss) income available to common shareholders of Assured Guaranty by the weighted-average number of common shares outstanding during the period. Diluted EPS adjusts basic EPS for the effects of restricted stock, stock options, equity units and other potentially dilutive financial instruments ("dilutive securities"), only in the periods in which such effect is dilutive. The effect of the dilutive securities is reflected in diluted EPS by application of the more dilutive of (1) the treasury stock method or (2) the two-class method assuming nonvested shares are not converted into common shares. With respect to the equity units, which were settled on June 1, 2012 (see Note 17, Long-Term Debt and Credit Facilities), the Company used the treasury stock method in computing diluted EPS. Equity forwards were included in the calculation of basic EPS when such forward contracts were satisfied and the holders thereof became common stock holders. The Company has a single class of common stock.

Computation of Earnings Per Share

	Year Ended December 31,		
	2012	2011	2010
	(in millions, except per share amounts)		
Basic EPS:			
Net income (loss) attributable to AGL	$ 110	$ 773	484
Less: Distributed and undistributed income (loss) available to nonvested shareholders	0	1	0
Distributed and undistributed income (loss) available to common shareholders of AGL and subsidiaries, basic	$ 110	$ 772	484
Basic shares	189.2	183.4	184.0
Basic EPS	**$ 0.58**	**$ 4.21**	**$ 2.63**
Diluted EPS:			
Distributed and undistributed income (loss) available to common shareholders of AGL and subsidiaries, basic	$ 110	$ 772	$ 484
Plus: Re-allocation of undistributed income (loss) available to nonvested shareholders of AGL and subsidiaries	—	0	0
Distributed and undistributed income (loss) available to common shareholders of AGL and subsidiaries, diluted	$ 110	$ 772	$ 484
Basic shares	189.2	183.4	184.0
Effect of dilutive securities:			
Options and restricted stock awards	0.8	0.9	0.9
Equity units	0.7	1.2	4.0
Diluted shares	190.7	185.5	188.9
Diluted EPS	**$ 0.57**	**$ 4.16**	**$ 2.56**
Potentially dilutive securities excluded from computation of EPS because of antidilutive effect	9.9	7.2	3.0

19. Shareholders' Equity

Share Issuances

Company has an authorized share capital of $5 million divided into 500,000,000 shares, par value $0.01 per share. Except as described below, the Company's common shares have no preemptive rights or other rights to subscribe for additional common shares, no rights of redemption, conversion or exchange and no sinking fund rights. In the event of liquidation, dissolution or winding-up, the holders of the Company's common shares are entitled to share equally, in proportion to the number of common shares held by such holder, in the Company's assets, if any remain after the payment of all the Company's liabilities and the liquidation preference of any outstanding preferred shares. Under certain circumstances, the Company has the right to purchase all or a portion of the shares held by a shareholder at fair market value. All of the common shares are fully paid and non assessable. Holders of the Company's common shares are entitled to receive dividends as lawfully may be declared from time to time by the Company's Board of Directors.

Subject to the Company's Bye-Laws and Bermuda law, the Company's Board of Directors has the power to issue any of the Company's unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

Issuance of Shares

	Number of Shares	Price per Share	Proceeds	Net Proceeds
	(in millions, except share and per share amounts)			
June 1, 2012(1)	13,428,770	$ 12.85	$ 173	$ 173

(1) Relates to the settlement of forward purchase contracts. See Note 2, Business Changes, Risks, Uncertainties and Accounting Developments.

Under the Company's Bye-Laws and subject to Bermuda law, if the Company's Board of Directors determines that any ownership of the Company's shares may result in adverse tax, legal or regulatory consequences to the Company, any of the Company's subsidiaries or any of its shareholders or indirect holders of shares or its Affiliates (other than such as the Company's Board of Directors considers de minimis), the Company has the option, but not the obligation, to require such shareholder to sell to the Company or to a third party to whom the Company assigns the repurchase right the minimum number of common shares necessary to avoid or cure any such adverse consequences at a price determined in the discretion of the Board of Directors to represent the shares' fair market value (as defined in the Company's Bye-Laws).

Share Repurchases

On January 18, 2013, the Company's Board of Directors authorized a $200 million share repurchase program. This latest repurchase program replaces the November 14, 2011 5.0 million common shares authorization.

Share Repurchases

Year	Number of Shares Repurchased	Total Payments
		(in millions)
2012	2,066,759	$ 24
2011	2,000,000	23
2010	707,350	10

19. Shareholders' Equity (Continued)

Deferred Compensation

In August 2011, the Chief Executive Officer and the General Counsel of the Company elected to invest a portion of their accounts under the Company's SERP in 138,375 units in the employer stock fund in the SERP. Each unit in the employer stock fund represents the right to receive one AGL common share upon a distribution from the SERP. The 138,375 units equals the number of AGL common shares which could have been purchased with the value of the account deemed invested in the employer stock fund as of the date of such election. The election to invest in the employer stock fund is irrevocable (i.e., any portion of a SERP account allocated to the employer stock fund and invested in units shall remain allocated to the employer stock fund until the participant receives a distribution from SERP). At the same time such investment elections were made, in August 2011, the Company purchased 138,375 AGL common shares and placed such shares in trust to be distributed to the Chief Executive Officer and the General Counsel upon a distribution from the SERP in settlement of their units invested in the employer stock fund. The Company recorded the purchase of such shares in "deferred equity compensation" in the consolidated balance sheet.

In December 2011, certain executives of the Company elected to invest a portion of their accounts under the Assured Guaranty Corp. supplemental employee retirement plan ("AGC SERP") in 68,181 units in the employer stock fund in the AGC SERP. Each unit in the employer stock fund represents the right to receive one AGL common share upon a distribution from the AGC SERP. The 68,181 units equals the number of AGL common shares which could have been purchased with the value of the account deemed invested in the employer stock fund as of the date of such election. See Note 20, Employee Benefit Plans.

Dividends

Any determination to pay cash dividends is at the discretion of the Company's Board of Directors, and depends upon the Company's results of operations and operating cash flows, its financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and contractual restrictions on the payment of dividends, and any other factors the Company's Board of Directors deems relevant. For more information concerning regulatory constraints that affect the Company's ability to pay dividends, see Note 12, Insurance Company Regulatory Requirements.

On February 7, 2013, the Company declared a quarterly dividend of $0.10 per common share, an increase of 11% from a quarterly dividend of $0.09 per common share paid in 2012. On February 9, 2012, the Company declared a quarterly dividend of $0.09 per common share, an increase of 100% from a quarterly dividend of $0.045 per common share paid in 2011 and 2010.

20. Employee Benefit Plans

Accounting Policy

The expense for Performance Retention Plan awards is recognized straight-line over the requisite service period, with the exception of retirement eligible employees. For retirement eligible employees, the expense is recognized immediately.

Share-based compensation expense is based on the grant date fair value using grant date closing price, the Black-Scholes pricing model or Monte Carlo pricing model. The Company amortizes the fair value of share-based awards on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods, with the exception of retirement-eligible employees. For retirement-eligible employees, certain awards contain retirement provisions and therefore are amortized over the period through the date the employee first becomes eligible to retire and is no longer required to provide service to earn part or all of the award.

The fair value of each award under the Assured Guaranty Ltd. Employee Stock Purchase Plan (the "Stock Purchase Plan") is estimated at the beginning of each offering period using the Black-Scholes option valuation model.

20. Employee Benefit Plans (Continued)

Assured Guaranty Ltd. 2004 Long-Term Incentive Plan

Under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan, as amended (the "Incentive Plan"), the number of common shares that may be delivered under the Incentive Plan may not exceed 10,970,000. In the event of certain transactions affecting the Company's common shares, the number or type of shares subject to the Incentive Plan, the number and type of shares subject to outstanding awards under the Incentive Plan, and the exercise price of awards under the Incentive Plan, may be adjusted.

The Incentive Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights, and full value awards that are based on the Company's common shares. The grant of full value awards may be in return for a participant's previously performed services, or in return for the participant surrendering other compensation that may be due, or may be contingent on the achievement of performance or other objectives during a specified period, or may be subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the participant, or achievement of performance or other objectives. Awards under the Incentive Plan may accelerate and become vested upon a change in control of the Company.

The Incentive Plan is administered by a committee of the Board of Directors. The Compensation Committee of the Board serves as this committee except as otherwise determined by the Board. The Board may amend or terminate the Incentive Plan. As of December 31, 2012, 2,565,007 common shares were available for grant under the Incentive Plan.

Stock Options

Nonqualified or incentive stock options may be granted to employees and directors of the Company. Stock options are generally granted once a year with exercise prices equal to the closing price on the date of grant. To date, the Company has only issued nonqualified stock options. All stock options, except for performance stock options, granted to employees vest in equal annual installments over a three-year period and expire seven years or ten years from the date of grant. Stock options granted to directors vest over one year and expire in seven years or ten years from grant date. None of the Company's options, except for performance stock options, have a performance or market condition.

Stock Options

	Options for Common Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Number of Exercisable Options	Year of Expiration
Balance as of December 31, 2011	4,198,597	$ 20.11		3,808,539	
Options granted	60,500	17.01	$ 8.62		2019
Options exercised	(5,908)	7.44			
Options forfeited	(23,634)	17.92			
Balance as of December 31, 2012	4,229,555	$ 20.10		4,047,374	

As of December 31, 2012, the aggregate intrinsic value and weighted average remaining contractual term of stock options outstanding were $2 million and 3.6 years, respectively. As of December 31, 2012, the aggregate intrinsic value and weighted average remaining contractual term of exercisable stock options were $2 million and 3.4 years, respectively.

As of December 31, 2012 the total unrecognized compensation expense related to outstanding nonvested stock options was $0.4 million, which will be adjusted in the future for the difference between estimated and actual forfeitures. The Company expects to recognize that expense over the weighted average remaining service period of 1.4 years.

20. Employee Benefit Plans (Continued)

Lattice Option Pricing Weighted Average Assumptions

	2012
Dividend yield	2.06%
Expected volatility	58.89%
Risk free interest rate	1.45%
Expected life	6.6 years
Forfeiture rate	4.5%
Weighted average grant date fair value	$ 8.62

The expected dividend yield is based on the current expected annual dividend and share price on the grant date. The expected volatility is estimated at the date of grant based on an average of the 7-year historical share price volatility and implied volatilities of certain at-the-money actively traded call options in the Company. The risk-free interest rate is the implied 7-year yield currently available on U.S. Treasury zero-coupon issues at the date of grant. The forfeiture rate is based on the historical employee termination information.

Black-Scholes Option Pricing Weighted Average Assumptions(1)

	2010
Dividend yield	0.9%
Expected volatility	74.68%
Risk free interest rate	2.4%
Expected life	5.0 years
Forfeiture rate	4.5%
Weighted average grant date fair value	$ 11.51

(1) No options were granted in 2011.

The expected dividend yield is based on the current expected annual dividend and share price on the grant date. The expected volatility is estimated at the date of grant based on the historical share price volatility, calculated on a daily basis. The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term to the granted stock options. The expected life is based on the average expected term of the Company's guideline companies, which are defined as similar or peer entities, since the Company has insufficient expected life data. The forfeiture rate is based on the rate used by the Company's guideline companies, since the Company has insufficient forfeiture data. Estimated forfeitures will be reassessed at each grant vesting date and may change based on new facts and circumstances.

The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2011 and 2010 was $0.1 million, $0.3 million and $0.2 million, respectively. During the years ended December 31, 2012, 2011 and 2010, $44 thousand, $0.6 million and $0.2 million, respectively, was received from the exercise of stock options. In order to satisfy stock option exercises, the Company will issue new shares.

Performance Stock Options

Beginning in 2012, the Company has granted performance stock options under the Incentive Plan. These awards are non-qualified stock options with exercise prices equal to the closing price on the date of grant. These awards vest 100% on the third anniversary of grant date, if certain target hurdle prices are met. These awards expire seven years from the date of grant.

20. Employee Benefit Plans (Continued)

Performance Stock Options

	Options for Common Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Number of Exercisable Options	Year of Expiration
Balance as of December 31, 2011	—	$ —		—	
Options granted	293,077	17.44	$ 7.84		2019
Options exercised	—	—			
Options forfeited	—	—			
Balance as of December 31, 2012	293,077	$ 17.44		0	

No performance stock options were exercised during the year ended December 31, 2012. In order to satisfy stock option exercises, the Company will issue new shares.

As of December 31, 2012, the weighted average remaining contractual term of performance stock options outstanding was 6.1 years. As of December 31, 2012, all performance stock options were out-of-the-money and no options were exercisable.

As of December 31, 2012 the total unrecognized compensation expense related to outstanding nonvested performance stock options was $2 million, which will be adjusted in the future for the difference between estimated and actual forfeitures. The Company expects to recognize that expense over the weighted average remaining service period of 2.1 years.

Monte Carlo and Lattice Option Pricing Weighted Average Assumptions

	2012
Dividend yield	2.06%
Expected volatility	58.89%
Risk free interest rate	1.45%
Expected life	6.3 years
Forfeiture rate	4.5%
Weighted average grant date fair value	$ 7.84

The expected dividend yield is based on the current expected annual dividend and share price on the grant date. The expected volatility is estimated at the date of grant based on an average of the 7-year historical share price volatility and implied volatilities of certain at-the-money actively traded call options in the Company. The risk-free interest rate is the implied 7-year yield currently available on U.S. Treasury zero-coupon issues at the date of grant. The forfeiture rate is based on the historical employee termination information.

Restricted Stock Awards

Restricted stock awards to employees generally vest in equal annual installments over a four-year period and restricted stock awards to outside directors vest in full in one year. Restricted stock awards are amortized on a straight-line basis over the requisite service periods of the awards, and restricted stock awards to outside directors are amortized over one year, which are generally the vesting periods, with the exception of retirement-eligible employees, discussed above.

20. Employee Benefit Plans (Continued)

Restricted Stock Award Activity

Nonvested Shares	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2011	76,060	$ 18.99
Granted	88,549	12.93
Vested	(76,060)	18.99
Forfeited	—	—
Nonvested at December 31, 2012	88,549	$ 12.93

As of December 31, 2012 the total unrecognized compensation cost related to outstanding nonvested restricted stock awards was $0.5 million, which the Company expects to recognize over the weighted-average remaining service period of 0.5 years. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was $1 million, $4 million and $5 million, respectively.

Restricted Stock Units

Restricted stock units are valued based on the closing price of the underlying shares at the date of grant. Restricted stock units awarded to employees have vesting terms similar to those of the restricted stock awards and are delivered on the vesting date. The Company has granted restricted stock units to directors of the Company. Restricted stock units awarded to directors vest over a one-year period and are delivered after directors terminate from the board of directors.

Restricted Stock Unit Activity (Excluding Dividend Equivalents)

Nonvested Stock Units	Number of Stock Units	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2011	1,233,175	$ 16.33
Granted	208,416	16.68
Delivered	(401,579)	15.92
Forfeited	(33,601)	10.12
Nonvested at December 31, 2012	1,006,411	$ 16.78

As of December 31, 2012, the total unrecognized compensation cost related to outstanding nonvested restricted stock units was $5 million, which the Company expects to recognize over the weighted-average remaining service period of 1.7 years. The total fair value of restricted stock units delivered during the years ended December 31, 2012, 2011 and 2010 was $6 million, $5 million and $2 million, respectively.

Performance Restricted Stock Units

Beginning in 2012, the Company has granted performance restricted stock units under the Incentive Plan. These awards vest 100% on the third anniversary of grant date, if certain target hurdle prices are met.

20. Employee Benefit Plans (Continued)

Performance Restricted Stock Unit Activity

Performance Restricted Stock Units	Number of Performance Share Units	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2011	—	$ —
Granted	178,970	27.35
Delivered	—	—
Forfeited	—	—
Nonvested at December 31, 2012	178,970	$ 27.35

As of December 31, 2012, the total unrecognized compensation cost related to outstanding nonvested performance share units was $4 million, which the Company expects to recognize over the weighted-average remaining service period of 2.1 years. No performance share units were delivered during the year ended December 31, 2012.

Employee Stock Purchase Plan

The Company established the AGL Employee Stock Purchase Plan ("Stock Purchase Plan") in accordance with Internal Revenue Code Section 423, and participation is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10% of the participant's compensation or, if less, shares having a value of $25,000. Participants may purchase shares at a purchase price equal to 85% of the lesser of the fair market value of the stock on the first day or the last day of the subscription period. The Company has reserved for issuance and purchases under the Stock Purchase Plan 350,000 Assured Guaranty Ltd. common shares.

On November 8, 2012, the Board of Directors of the Company adopted an amendment to the Stock Purchase Plan to increase the number of common shares reserved for delivery under the Stock Purchase Plan by 250,000 common shares, for a total of 600,000 common shares. The amendment is subject to the approval of the Company's shareholders and will become effective if the shareholders approve it at the Company's 2013 Annual General Meeting.

The fair value of each award under the Stock Purchase Plan is estimated at the beginning of each offering period using the Black-Scholes option-pricing model and the following assumptions: a) the expected dividend yield is based on the current expected annual dividend and share price on the grant date; b) the expected volatility is estimated at the date of grant based on the historical share price volatility, calculated on a daily basis; c) the risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant; and d) the expected life is based on the term of the offering period.

Stock Purchase Plan

	Year Ended December 31,		
	2012	2011	2010
		(dollars in millions)	
Proceeds from purchase of shares by employees	$ 0.6	$ 0.7	$ 0.7
Number of shares issued by the Company	54,612	50,523	54,101
Recorded in share-based compensation, after the effects of DAC	$ 0.2	$ 0.2	$ 0.3

20. Employee Benefit Plans (Continued)

Share-Based Compensation Expense

The following table presents stock based compensation costs by type of award and the effect of deferring such costs as policy acquisition costs, pre-tax. Amortization of previously deferred stock compensation costs is not shown in the table below.

Share-Based Compensation Expense Summary

	Year Ended December 31,		
	2012	2011	2010
		(in millions)	
Share-Based Employee Cost:			
Recurring amortization	$ 6	$ 5	$ 6
Accelerated amortization for retirement eligible employees	1	5	6
Subtotal	7	10	12
ESPP	0	0	0
Total Share-Based Employee Cost	**7**	**10**	**12**
Share-Based Directors Cost:			
Restricted Stock	1	1	1
Restricted Stock Units	—	—	—
Stock Options	—	0	0
Total Share-Based Directors Cost	**1**	**1**	**1**
Total Share-Based Cost	**8**	**11**	**13**
Less: Share-based compensation capitalized as DAC	1	3	2
Share-based compensation expense	**$ 7**	**$ 8**	**$ 11**
Income tax benefit	**$ 2**	**$ 2**	**$ 2**

Defined Contribution Plan

The Company maintains a savings incentive plan, which is qualified under Section 401(a) of the Internal Revenue Code for U.S. employees. The savings incentive plan is available to eligible full-time employees upon hire. Eligible participants could contribute a percentage of their salary subject to a maximum of $17,000 for 2012. Contributions are matched by the Company at a rate of 100% up to 6% of participant's compensation, subject to IRS limitations. Any amounts over the IRS limits are contributed to and matched by the Company into a nonqualified supplemental executive retirement plan for employees eligible to participate in such nonqualified plan. The Company also makes a core contribution of 6% of the participant's compensation to the qualified plan, subject to IRS limitations, and the nonqualified supplemental executive retirement plan for eligible employees, regardless of whether the employee contributes to the plan(s). Employees become fully vested in Company contributions after one year of service, as defined in the plan. Plan eligibility is immediate upon hire. The Company also maintains similar non-qualified plans for non-U.S. employees.

20. Employee Benefit Plans (Continued)

Through September 30, 2012, a savings incentive plan qualified under Section 401(a) of the Internal Revenue Code was available in Bermuda to eligible full-time Bermuda-based employees upon their first date of employment. Eligible participants could contribute a percentage of their salary subject to a maximum of $17,000 for 2012. Contributions are matched by the Company at a rate of 100% up to 6% of the participant's compensation, subject to IRS limitations. Eligible participants also receive a Company core contribution equal to 6% of the participant's compensation, subject to IRS limitations, without requiring the participant to contribute to the plan. Participants generally vest in Company contributions upon the completion of one year of service. With respect to those employees who are Bermudian or spouses of Bermudians and who must participate in the Bermuda national pension scheme plan maintained by the Company, a portion of the foregoing contributions are made to the Bermuda national pension scheme plan. If employee or employer contributions in the Bermuda savings incentive plan are limited by the tax-qualification rules of Code section 401(a), then contributions in excess of those limits are allocated to a nonqualified plan for eligible employees. The Company may contribute an additional amount to eligible employees' Bermuda nonqualified plan accounts at the discretion of the Board of Directors. No such contribution was made for plan years 2012, 2011 or in 2010. Effective at close of business on September 30, 2012, the qualified and non-qualified plans for Bermuda-based employees were terminated and effective October 1, 2012 new non-qualified plans were launched with similar terms but on a new recordkeeping platform.

The Company recognized defined contribution expenses of $9 million, $10 million and $11 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Cash-Based Compensation

Performance Retention Plan

The Company has established the Assured Guaranty Ltd. Performance Retention Plan ("PRP") which permits the grant of cash based awards to selected employees. PRP awards may be treated as nonqualified deferred compensation subject to the rules of Internal Revenue Code Section 409A. The PRP is a sub-plan under the Company's Long-Term Incentive Plan (enabling awards under the plan to be performance based compensation exempt from the $1 million limit on tax deductible compensation).

The Company granted a limited number of PRP awards in 2007, which vested after four years of continued employment (or if earlier, on employment termination, if the participant's termination occured as a result of death, disability, or retirement). Participants received the designated award in a single lump sum in 2011.

Generally, each PRP award is divided into three installments, with 25% of the award allocated to a performance period that includes the year of the award and the next year, 25% of the award allocated to a performance period that includes the year of the award and the next two years, and 50% of the award allocated to a performance period that includes the year of the award and the next three years. Each installment of an award vests if the participant remains employed through the end of the performance period for that installment. Awards may vest upon the occurrence of other events as set forth in the plan documents. Payment for each performance period is made at the end of that performance period. One half of each installment is increased or decreased in proportion to the increase or decrease of per share adjusted book value during the performance period, and one half of each installment is increased or decreased in proportion to the operating return on equity during the performance period. As of December 31, 2012, a limited number of awards had cliff vesting in five years. Operating return on equity and adjusted book value are defined in each PRP award agreement.

A payment otherwise subject to the $1 million limit on tax deductible compensation, will not be made unless performance satisfies a minimum threshold.

As described above, the performance measures used to determine the amounts distributable under the PRP are based on the Company's operating return on equity and growth in per share adjusted book value, or in the case of the 2007 awards growth in adjusted book value, as defined. The Compensation Committee believes that management's focus on achievement of these performance measures will lead to increases in the Company's intrinsic value. For PRP awards, the Compensation Committee uses the following methods to determine operating return on equity and adjusted book value.

20. Employee Benefit Plans (Continued)

- Operating return on equity as of any date is determined by the Compensation Committee and equals the Company's operating income as a percentage of average shareholders' equity, excluding AOCI and after-tax unrealized gains (losses) on derivative financial instruments and the effect of consolidating FG VIE's. To determine operating income, the Compensation Committee adjusts reported net income or loss to remove realized gains and losses on investments and items that are determined by the Compensation Committee to increase or decrease reported net income or loss without a corresponding increase or decrease in value of AGL.

- To determine adjusted book value, the Compensation Committee adjusts the reported shareholder equity (i) to remove items that are determined by the Compensation Committee to increase or decrease reported shareholder equity without a corresponding increase or decrease in the value of the Company, and (ii) to include items that are determined by the Compensation Committee to increase or decrease the value of the Company without a corresponding increase or decrease to reported shareholder equity.

The adjustments described above may be made by the AGL Compensation Committee at any time before distribution, except that, for certain senior executive officers, any adjustment made after the grant of the award may decrease but may not increase the amount of the distribution.

In the event of a corporate transaction involving the Company, including, without limitation, any share dividend, share split, extraordinary cash dividend, recapitalization, reorganization, merger, amalgamation, consolidation, split-up, spin-off, sale of assets or subsidiaries, combination or exchange of shares, the Compensation Committee may adjust the calculation of the Company's adjusted book value and operating return on equity as the Compensation Committee deems necessary or desirable in order to preserve the benefits or potential benefits of PRP awards.

The Company recognized performance retention plan expenses of $13 million, $8 million and $14 million for the years ended December 31, 2012, 2011 and 2010, respectively.

21. Other Comprehensive Income

The following tables present the changes in the balances of each component of accumulated other comprehensive income.

Year Ended Ended December 31, 2012

	Net Unrealized Gains (Losses) on Investments	Cumulative Translation Adjustment	Cash Flow Hedge	Total Accumulated Other Comprehensive Income
		(in millions)		
Balance, December 31, 2011	$ 367	$ (8)	$ 9	$ 368
Other comprehensive income (loss)	145	2	0	147
Balance, December 31, 2012	$ 512	$ (6)	$ 9	$ 515

Year Ended Ended December 31, 2011

	Net Unrealized Gains (Losses) on Investments	Cumulative Translation Adjustment	Cash Flow Hedge	Total Accumulated Other Comprehensive Income
		(in millions)		
Balance, December 31, 2010	$ 110	$ (8)	$ 10	$ 112
Other comprehensive income (loss)	257	0	(1)	256
Balance, December 31, 2011	$ 367	$ (8)	$ 9	$ 368

21. Other Comprehensive Income (Continued)

Year Ended Ended December 31, 2010

	Net Unrealized Gains (Losses) on Investments	Cumulative Translation Adjustment	Cash Flow Hedge	Total Accumulated Other Comprehensive Income
		(in millions)		
Balance, December 31, 2009	$ 139	$ (7)	$ 10	$ 142
Other comprehensive income (loss)	(29)	(1)	0	(30)
Balance, December 31, 2010	$ 110	$ (8)	$ 10	$ 112

22. Subsidiary Information

The following tables present the condensed consolidating financial information for AGUS and AGMH, wholly-owned subsidiaries of AGL, which have issued publicly traded debt securities (see Note 17, Long-Term Debt and Credit Facilities, for the full description of AGUS and AGMH debt and the related AGL guarantees for such debt) as of December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010. The information for AGUS and AGMH presents its subsidiaries on the equity method of accounting.

CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2012 (in millions)

	Assured Guaranty Ltd. (Parent)	AGUS (Issuer)	AGMH (Issuer)	Other Subsidiaries	Consolidating Adjustments	Assured Guaranty Ltd. (Consolidated)
ASSETS						
Total investment portfolio and cash	$ 245	$ 15	$ 30	$ 10,933	$ —	$ 11,223
Investment in subsidiaries	4,734	3,958	3,225	3,524	(15,441)	—
Premiums receivable, net of ceding commissions payable	—	—	—	1,147	(142)	1,005
Ceded unearned premium reserve	—	—	—	1,550	(989)	561
Deferred acquisition costs	—	—	—	190	(74)	116
Reinsurance recoverable on unpaid losses	—	—	—	223	(165)	58
Credit derivative assets	—	—	—	553	(412)	141
Deferred tax asset, net	—	48	(94)	789	(22)	721
Intercompany receivable	—	—	—	473	(473)	—
Financial guaranty variable interest entities' assets, at fair value	—	—	—	2,688	—	2,688
Other	23	29	26	816	(165)	729
TOTAL ASSETS	$ 5,002	$4,050	$3,187	$ 22,886	$ (17,883)	$ 17,242
LIABILITIES AND SHAREHOLDERS' EQUITY						
Unearned premium reserves	$ —	$ —	$ —	$ 6,168	$ (961)	$ 5,207
Loss and LAE reserve	—	—	—	778	(177)	601
Long-term debt	—	347	423	66	—	836
Intercompany payable	—	173	—	300	(473)	—
Credit derivative liabilities	—	—	—	2,346	(412)	1,934
Financial guaranty variable interest entities' liabilities, at fair value	—	—	—	3,141	—	3,141
Other	8	6	15	803	(303)	529
TOTAL LIABILITIES	8	526	438	13,602	(2,326)	12,248
TOTAL SHAREHOLDERS' EQUITY	4,994	3,524	2,749	9,284	(15,557)	4,994
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,002	$4,050	$3,187	$ 22,886	$ (17,883)	$ 17,242

Assured Guaranty Ltd.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

22. Subsidiary Information (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2011 (in millions)

	Assured Guaranty Ltd. (Parent)	AGUS (Issuer)	AGMH (Issuer)	Other Subsidiaries	Consolidating Adjustments	Assured Guaranty Ltd. (Consolidated)
ASSETS						
Total investment portfolio and cash	$ 33	$ 99	$ 61	$ 11,121	$ —	$ 11,314
Investment in subsidiaries	4,607	3,730	2,802	3,258	(14,397)	—
Premiums receivable, net of ceding commissions payable	—	—	—	1,150	(147)	1,003
Ceded unearned premium reserve	—	—	—	1,739	(1,030)	709
Deferred acquisition costs	—	—	—	223	(91)	132
Reinsurance recoverable on unpaid losses	—	—	—	212	(143)	69
Credit derivative assets	—	—	—	404	(251)	153
Deferred tax asset, net	—	22	(77)	867	(8)	804
Intercompany receivable	—	—	—	300	(300)	—
Financial guaranty variable interest entities' assets, at fair value	—	—	—	2,819	—	2,819
Other	23	(71)	27	836	(109)	706
TOTAL ASSETS	$ 4,663	$ 3,780	$ 2,813	$ 22,929	$ (16,476)	$ 17,709
LIABILITIES AND SHAREHOLDERS' EQUITY						
Unearned premium reserves	$ —	$ —	$ —	$ 6,950	$ (987)	$ 5,963
Loss and LAE reserve	—	—	—	834	(155)	679
Long-term debt	—	519	415	104	—	1,038
Intercompany payable	—	—	—	300	(300)	—
Credit derivative liabilities	—	0	—	1,708	(251)	1,457
Financial guaranty variable interest entities' liabilities, at fair value	—	—	—	3,458	—	3,458
Other	11	3	16	675	(243)	462
TOTAL LIABILITIES	11	522	431	14,029	(1,936)	13,057
TOTAL SHAREHOLDERS' EQUITY	4,652	3,258	2,382	8,900	(14,540)	4,652
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,663	$ 3,780	$ 2,813	$ 22,929	$ (16,476)	$ 17,709

22. Subsidiary Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2012 (in millions)

	Assured Guaranty Ltd. (Parent)	AGUS (Issuer)	AGMH (Issuer)	Other Subsidiaries	Consolidating Adjustments	Assured Guaranty Ltd. (Consolidated)
REVENUES						
Net earned premiums	$ —	$ —	$ —	$ 833	$ 20	$ 853
Net investment income	0	—	1	422	(19)	404
Net realized investment gains (losses)	—	—	—	1	—	1
Net change in fair value of credit derivatives:						
Realized gains (losses) and other settlements	—	—	—	(108)	—	(108)
Net unrealized gains (losses)	—	—	—	(477)	—	(477)
Net change in fair value of credit derivatives	—	—	—	(585)	—	(585)
Equity in earnings of subsidiaries	131	177	424	153	(885)	—
Other	—	—	—	303	(3)	300
TOTAL REVENUES	131	177	425	1,127	(887)	973
EXPENSES						
Loss and LAE	—	—	—	528	(5)	523
Amortization of deferred acquisition costs	—	—	—	28	(14)	14
Interest expense	—	35	54	22	(19)	92
Other operating expenses	21	2	1	194	(6)	212
TOTAL EXPENSES	21	37	55	772	(44)	841
INCOME (LOSS) BEFORE INCOME TAXES	110	140	370	355	(843)	132
Total provision (benefit) for income taxes	—	(13)	(19)	38	16	22
NET INCOME (LOSS)	**$ 110**	**$ 153**	**$ 389**	**$ 317**	**$ (859)**	**$ 110**
COMPREHENSIVE INCOME (LOSS)	**$ 257**	**$ 266**	**$ 465**	**$ 577**	**$ (1,308)**	**$ 257**

Assured Guaranty Ltd.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

22. Subsidiary Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2011 (in millions)

	Assured Guaranty Ltd. (Parent)	AGUS (Issuer)	AGMH (Issuer)	Other Subsidiaries	Consolidating Adjustments	Assured Guaranty Ltd. (Consolidated)
REVENUES						
Net earned premiums	$ —	$ —	$ —	$ 904	$ 16	$ 920
Net investment income	—	—	1	410	(15)	396
Net realized investment gains (losses)	—	—	—	(18)	—	(18)
Net change in fair value of credit derivatives:						
Realized gains (losses) and other settlements	—	—	—	6	—	6
Net unrealized gains (losses)	—	—	—	554	—	554
Net change in fair value of credit derivatives	—	—	—	560	—	560
Equity in earnings of subsidiaries	798	640	398	614	(2,450)	—
Other	—	—	—	(34)	(5)	(39)
TOTAL REVENUES	798	640	399	2,436	(2,454)	1,819
EXPENSES						
Loss and LAE	—	—	—	454	8	462
Amortization of deferred acquisition costs	—	—	—	37	(20)	17
Interest expense	—	39	54	21	(15)	99
Other operating expenses	25	1	1	194	(9)	212
TOTAL EXPENSES	25	40	55	706	(36)	790
INCOME (LOSS) BEFORE INCOME TAXES	773	600	344	1,730	(2,418)	1,029
Total provision (benefit) for income taxes	—	(14)	(19)	277	12	256
NET INCOME (LOSS)	**$ 773**	**$ 614**	**$ 363**	**$ 1,453**	**$ (2,430)**	**$ 773**
COMPREHENSIVE INCOME (LOSS)	**$ 1,029**	**$ 824**	**$ 507**	**$ 1,918**	**$ (3,249)**	**$ 1,029**

22. Subsidiary Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2010 (in millions)

	Assured Guaranty Ltd. (Parent)	AGUS (Issuer)	AGMH (Issuer)	Other Subsidiaries	Consolidating Adjustments	Assured Guaranty Ltd. (Consolidated)
REVENUES						
Net earned premiums	$ —	$ —	$ —	$ 1,168	$ 19	$ 1,187
Net investment income	—	—	0	384	(23)	361
Net realized investment gains (losses)	—	—	—	(6)	4	(2)
Net change in fair value of credit derivatives:						
Realized gains (losses) and other settlements	—	—	—	153	—	153
Net unrealized gains (losses)	—	—	—	(155)	—	(155)
Net change in fair value of credit derivatives	—	—	—	(2)	—	(2)
Equity in earnings of subsidiaries	508	443	525	416	(1,892)	—
Other				(230)	(1)	(231)
TOTAL REVENUES	508	443	525	1,730	(1,893)	1,313
EXPENSES						
Loss and LAE	—	—	—	406	6	412
Amortization of deferred acquisition costs	—	—	—	30	(8)	22
Interest expense	—	39	54	28	(21)	100
Other operating expenses	24	3	3	217	(2)	245
TOTAL EXPENSES	24	42	57	681	(25)	779
INCOME (LOSS) BEFORE INCOME TAXES	484	401	468	1,049	(1,868)	534
Total provision (benefit) for income taxes	—	(15)	(21)	74	12	50
NET INCOME (LOSS)	**$ 484**	**$ 416**	**$ 489**	**$ 975**	**$ (1,880)**	**$ 484**
COMPREHENSIVE INCOME (LOSS)	**$ 454**	**$ 341**	**$ 428**	**$ 1,036**	**$ (1,805)**	**$ 454**

22. Subsidiary Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2012 (in millions)

	Assured Guaranty Ltd. (Parent)	AGUS (Issuer)	AGMH (Issuer)	Other Subsidiaries	Consolidating Adjustments	Assured Guaranty Ltd. (Consolidated)
Net cash flows provided by (used in) operating activities	$ 138	$ 6	$ 20	$ 5	$ (334)	$ (165)
Cash flows from investing activities						
Fixed maturity securities:						
Purchases	(211)	(1)	(13)	(1,424)	—	(1,649)
Sales	—	—	13	899	—	912
Maturities	3	—	6	1,096	—	1,105
Sales (purchases) of short-term investments, net	(7)	27	26	(17)	—	29
Net proceeds from financial guaranty variable entities' assets	—	—	—	545	—	545
Acquisition of MAC	—	(91)	—	—	—	(91)
Intercompany debt	—	—	—	(173)	173	—
Investment in subsidiary	—	—	46	—	(46)	—
Other	—	—	—	92	—	92
Net cash flows provided by (used in) investing activities	**(215)**	**(65)**	**78**	**1,018**	**127**	**943**
Cash flows from financing activities						
Issuance of common stock	173	—	—	—	—	173
Return of capital	—	—	—	(50)	50	—
Capital contribution from parent	—	—	—	4	(4)	—
Dividends paid	(69)	—	(98)	(236)	334	(69)
Repurchases of common stock	(24)	—	—	—	—	(24)
Share activity under option and incentive plans	(3)	—	—	—	—	(3)
Net paydowns of financial guaranty variable entities' liabilities	—	—	—	(724)	—	(724)
Payment of long-term debt	—	(173)	—	(36)	—	(209)
Intercompany debt	—	173	—	—	(173)	—
Net cash flows provided by (used in) financing activities	**77**	**—**	**(98)**	**(1,042)**	**207**	**(856)**
Effect of exchange rate changes	—	—	—	1	—	1
Increase (decrease) in cash	—	(59)	—	(18)	—	(77)
Cash at beginning of period	—	72	0	143	—	215
Cash at end of period	**$ —**	**$ 13**	**$ 0**	**$ 125**	**$ —**	**$ 138**

Assured Guaranty Ltd.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

22. Subsidiary Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011
(in millions)

	Assured Guaranty Ltd. (Parent)	AGUS (Issuer)	AGMH (Issuer)	Other Subsidiaries	Consolidating Adjustments	Assured Guaranty Ltd. (Consolidated)
Net cash flows provided by (used in) operating activities	$ 68	$ 84	$ (36)	$ 676	$ (116)	$ 676
Cash flows from investing activities						
Fixed maturity securities:						
Purchases	—	—	(14)	(2,294)	—	(2,308)
Sales	—	—	—	1,107	—	1,107
Maturities	—	—	1	662	—	663
Sales (purchases) of short-term investments, net	(11)	(25)	(1)	357	—	320
Net proceeds from financial guaranty variable entities' assets	—	—	—	760	—	760
Investment in subsidiary	—	—	50	—	(50)	—
Other	—	—	—	19	—	19
Net cash flows provided by (used in) investing activities	(11)	(25)	36	611	(50)	561
Cash flows from financing activities						
Return of capital	—	—	—	(50)	50	—
Dividends paid	(33)	—	—	(116)	116	(33)
Repurchases of common stock	(23)	—	—	—	—	(23)
Share activity under option and incentive plans	(1)	—	—	—	—	(1)
Net paydowns of financial guaranty variable entities' liabilities	—	—	—	(1,053)	—	(1,053)
Payment of long-term debt	—	—	—	(22)	—	(22)
Net cash flows provided by (used in) financing activities	(57)	—	—	(1,241)	166	(1,132)
Effect of exchange rate changes	—	—	—	2	—	2
Increase (decrease) in cash	—	59	—	48	—	107
Cash at beginning of period	—	13	—	95	—	108
Cash at end of period	$ —	$ 72	$ —	$ 143	$ —	$ 215

Assured Guaranty Ltd.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

22. Subsidiary Information (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2010 (in millions)

	Assured Guaranty Ltd. (Parent)	AGUS (Issuer)	AGMH (Issuer)	Other Subsidiaries	Consolidating Adjustments	Assured Guaranty Ltd. (Consolidated)
Net cash flows provided by (used in) operating activities	$ 15	$ 12	$ (49)	$ 225	$ (74)	$ 129
Cash flows from investing activities						
Fixed maturity securities:						
Purchases	—	—	(15)	(2,447)	—	(2,462)
Sales	—	—	5	1,059	—	1,064
Maturities	—	—	6	988	—	994
Sales (purchases) of short-term investments, net	30	1	3	579	—	613
Net proceeds from financial guaranty variable entities' assets	—	—	—	424	—	424
Investment in subsidiary	—	—	50	—	(50)	—
Other	—	—	—	20	—	20
Net cash flows provided by (used in) investing activities	**30**	**1**	**49**	**623**	**(50)**	**653**
Cash flows from financing activities						
Return of capital	—	—	—	(50)	50	—
Dividends paid	(33)	—	—	(74)	74	(33)
Repurchases of common stock	(10)	—	—	—	—	(10)
Share activity under option and incentive plans	(2)	—	—	—	—	(2)
Net paydowns of financial guaranty variable entities' liabilities	—	—	—	(651)	—	(651)
Payment of long-term debt	—	—	—	(21)	—	(21)
Net cash flows provided by (used in) financing activities	**(45)**	—	—	**(796)**	**124**	**(717)**
Effect of exchange rate changes	—	—	—	(1)	—	(1)
Increase (decrease) in cash	—	13	—	51	—	64
Cash at beginning of period	—	0	—	44	—	44
Cash at end of period	**$ —**	**$ 13**	**$ —**	**$ 95**	**$ —**	**$ 108**

23. Quarterly Financial Information (Unaudited)

A summary of selected quarterly information follows:

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(dollars in millions, except per share data)				
Revenues					
Net earned premiums	$ 194	$ 219	$ 222	$ 218	$ 853
Net investment income	98	101	102	103	404
Net realized investment gains (losses)	1	(3)	2	1	1
Net change in fair value of credit derivatives	(691)	261	(36)	(119)	(585)
Fair value gains (losses) on CCS	(14)	4	(2)	(6)	(18)
Fair value gains (losses) on FG VIEs	(36)	172	38	36	210
Other income	91	5	16	(4)	108
Expenses					
Loss and LAE	247	122	90	64	523
Amortization of DAC	5	5	4	0	14
Interest expense	25	25	21	21	92
Other operating expenses	62	53	48	49	212
Income (loss) before provision for income taxes	(696)	554	179	95	132
Provision (benefit) for income taxes	(213)	177	37	21	22
Net income (loss)	(483)	377	142	74	110
Earnings (loss) per share(1):					
Basic	$ (2.65)	$ 2.02	$ 0.73	$ 0.38	$ 0.58
Diluted	$ (2.65)	$ 2.01	$ 0.73	$ 0.38	$ 0.57
Dividends per share	$ 0.09	$ 0.09	$ 0.09	$ 0.09	$ 0.36

23. Quarterly Financial Information (Unaudited) (Continued)

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(dollars in millions, except per share data)				
Revenues					
Net earned premiums	$ 254	$ 230	$ 211	$ 225	$ 920
Net investment income	97	103	95	101	396
Net realized investment gains (losses)	3	(5)	(11)	(5)	(18)
Net change in fair value of credit derivatives	(236)	(65)	1,156	(295)	560
Fair value gains (losses) on CCS	1	0	2	32	35
Fair value gains (losses) on FG VIEs	119	(174)	(99)	22	(132)
Other income	41	27	(9)	(1)	58
Expenses					
Loss and LAE	(26)	124	215	149	462
Amortization of DAC	3	6	4	4	17
Interest expense	25	24	25	25	99
Other operating expenses	64	53	46	49	212
Income (loss) before provision for income taxes	213	(91)	1,055	(148)	1,029
Provision (benefit) for income taxes	74	(48)	294	(64)	256
Net income (loss)	139	(43)	761	(84)	773
Earnings (loss) per share(1):					
Basic	$ 0.76	$ (0.23)	$ 4.15	$ (0.46)	$ 4.21
Diluted	$ 0.74	$ (0.23)	$ 4.13	$ (0.46)	$ 4.16
Dividends per share	$ 0.045	$ 0.045	$ 0.045	$ 0.045	$ 0.18

(1) Per share amounts for the quarters and the full years have each been calculated separately. Accordingly, quarterly amounts may not sum up to the annual amounts because of differences in the average common shares outstanding during each period and, with regard to diluted per share amounts only, because of the inclusion of the effect of potentially dilutive securities only in the periods in which such effect would have been dilutive.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Assured Guaranty's management, with the participation of Assured Guaranty Ltd.'s President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Assured Guaranty Ltd.'s disclosure controls and procedures (as such term is defined in Rules 13a 15(e) and 15d 15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on this evaluation, Assured Guaranty Ltd.'s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, Assured Guaranty Ltd.'s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by Assured Guaranty Ltd. (including its consolidated subsidiaries) in the reports that it files or submits under the Exchange Act.

There has been no change in the Company's internal controls over financial reporting during the Company's quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Assured Guaranty Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed by, or under the supervision of the Company's President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012 based on criteria in *Internal Control Integrated Framework* issued by the COSO.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their "Report of Independent Registered Public Accounting Firm" included in Item 8. Financial Statements and Supplementary Data.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information pertaining to this item is incorporated by reference to the sections entitled "Proposal No. 1: Election of Directors", "Corporate Governance--Did our insiders comply with Section 16(a) beneficial ownership reporting in 2012?", "Corporate Governance--How are directors nominated?" and "Corporate Governance--The committees of the Board--The Audit Committee" of the definitive proxy statement for the Annual General Meeting of Shareholders, which involves the election of directors and will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to regulation 14A.

Information about the executive officers of AGL is set forth at the end of Part I of this Form 10-K and is hereby incorporated by reference.

Code of Conduct

The Company has adopted a Code of Conduct, which sets forth standards by which all employees, officers and directors of the Company must abide as they work for the Company. The Code of Conduct is available at www.assuredguaranty.com/governance. The Company intends to disclose on its internet site any amendments to, or waivers from, its Code of Conduct that are required to be publicly disclosed pursuant to the rules of the SEC or the New York Stock Exchange.

ITEM 11. EXECUTIVE COMPENSATION

This item is incorporated by reference to the section entitled "Executive Compensation", "Corporate Governance-Compensation Committee interlocking and insider participation" and "Corporate Governance-How are the directors compensated?" of the definitive proxy statement for the Annual General Meeting of Shareholders, which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This item is incorporated by reference to the sections entitled "Information about our Common Share Ownership" and "Equity Compensation Plans Information" of the definitive proxy statement for the Annual General Meeting of Shareholders, which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

This item is incorporated by reference to the sections entitled "Corporate Governance—What is our related person transactions approval policy and what procedures do we use to implement it?", "Corporate Governance—What related person transactions do we have?" and "Corporate Governance—Director independence" of the definitive proxy statement for the Annual General Meeting of Shareholders, which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

This item is incorporated by reference to the section entitled "Proposal No. 4: Ratification of Appointment of Independent Auditors— Independent Auditor Fee Information" and "Proposal No. 4: Ratification of Appointment of Independent Auditors— Pre-Approval Policy of Audit and Non-Audit Services" of the definitive proxy statement for the Annual General Meeting of Shareholders, which will be filed with the SEC not later than 120 days after the close of the fiscal year pursuant to regulation 14A.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements, Financial Statement Schedules and Exhibits

1. Financial Statements

The following financial statements of Assured Guaranty Ltd. have been included in Item 8 hereof:

2. Financial Statement Schedules

The financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits*

Exhibit Number	Description of Document
3.1	Certificate of Incorporation and Memorandum of Association of the Registrant, as amended by Certificate of Incorporation on Change of Name dated March 30, 2004 and Certificate of Deposit of Memorandum of Increase of Capital dated April 21, 2004 (Incorporated by reference to Exhibit 3.1 to Form 10-K for the year ended December 31, 2009)
3.2	First Amended and Restated Bye-laws of the Registrant, as amended (Incorporated by reference to Exhibit 3.1 to Form 8-K filed on May 10, 2011)
4.1	Specimen Common Share Certificate (Incorporated by reference to Exhibit 4.1 to Form S-1 (#333-111491))
4.2	Certificate of Incorporation and Memorandum of Association of the Registrant, as amended by Certificate of Incorporation on Change of Name dated March 30, 2004 and Certificate of Deposit of Memorandum of Increase of Capital dated April 21, 2004 (See Exhibit 3.1)
4.3	Bye-laws of the Registrant (See Exhibit 3.2)
4.4	Indenture, dated as of May 1, 2004, among the Company, Assured Guaranty U.S. Holdings Inc. and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended March 31, 2004)
4.5	Indenture, dated as of December 1, 2006, entered into among Assured Guaranty Ltd., Assured Guaranty U.S. Holdings Inc. and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 20, 2006)
4.6	First Supplemental Subordinated Indenture, dated as of December 20, 2006, entered into among Assured Guaranty Ltd., Assured Guaranty U.S. Holdings Inc. and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.2 to Form 8-K filed on December 20, 2006)
4.7	Replacement Capital Covenant, dated as of December 20, 2006, between Assured Guaranty U.S. Holdings Inc. and Assured Guaranty Ltd., in favor of and for the benefit of each Covered Debtholder (as defined therein) (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 20, 2006)
4.8	Amended and Restated Trust Indenture dated as of February 24, 1999 between Financial Security Assurance Holdings Ltd. and the Senior Debt Trustee (Incorporated by reference to Exhibit 4.1 to Financial Security Assurance Holdings Ltd.'s Registration Statement to Form S-3 (#333-74165))
4.9	Form of Assured Guaranty Municipal Holdings Inc., formerly known as Financial Security Assurance Holdings Ltd. $6^{7}/_{8}$% Quarterly Interest Bond Securities due 2101 (Incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended March 31, 2010)

Exhibit Number	Description of Document
4.10	Form of Assured Guaranty Municipal Holdings Inc., formerly known as Financial Security Assurance Holdings Ltd. 6.25% Notes due November 1, 2102 (Incorporated by reference to Exhibit 4.2 to Form 10-Q for the quarter ended March 31, 2010)
4.11	Form of Assured Guaranty Municipal Holdings Inc., formerly known as Financial Security Assurance Holdings Ltd. 5.60% Notes due July 15, 2103 (Incorporated by reference to Exhibit 4.3 to Form 10-Q for the quarter ended March 31, 2010)
4.12	Supplemental indenture, dated as of August 26, 2009, between Assured Guaranty Ltd., Financial Security Assurance Holdings Ltd. and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 99.1 to Form 8-K filed on September 1, 2009)
4.13	Indenture, dated as of November 22, 2006, between Financial Security Assurance Holdings Ltd. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on November 28, 2006)
4.14	Form of Financial Security Assurance Holdings Ltd. Junior Subordinated Debenture, Series 2006-1 (Incorporated by reference to Exhibit 10.3 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on November 25, 2002)
4.15	Supplemental indenture, dated as of August 26, 2009, between Assured Guaranty Ltd., Financial Security Assurance Holdings Ltd. and The Bank of New York Mellon, as trustee (Incorporated by reference to Exhibit 99.2 to Form 8-K filed on September 1, 2009)
4.16	First Supplemental Indenture, to be dated as of June 24, 2009, between Assured Guaranty US Holdings Inc., Assured Guaranty Ltd. and The Bank of New York Mellon, as trustee (including the form of 8.50% Senior Note due 2014 of Assured Guaranty US Holdings Inc.) (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on June 23, 2009)
10.1	Assured Guaranty Ltd. 2004 Long-Term Incentive Plan, as amended and restated as of May 7, 2009 (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2009)*
10.2	Guaranty by Assured Guaranty Re International Ltd. in favor of Assured Guaranty Re Overseas Ltd. (Incorporated by reference to Exhibit 10.31 to Form S-1 (#333-111491))
10.3	Guaranty by Assured Guaranty Re Overseas Ltd. in favor of Assured Guaranty Mortgage Insurance Company (Incorporated by reference to Exhibit 10.32 to Form S-1 (#333-111491))
10.4	Summary of Annual Compensation*
10.5	Non-Qualified Stock Option Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan to be used with employment agreement (Incorporated by reference to Exhibit 10.34 to Form 10-K for the year ended December 31, 2005)*
10.6	Non-Qualified Stock Option Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.35 to Form 10-K for the year ended December 31, 2005)*
10.7	Restricted Stock Unit Agreement for Outside Directors under Assured Guaranty Ltd. 2004 Long Term Incentive Plan (Incorporated by reference to Exhibit 10.37 to Form 10-K for the year ended December 31, 2005)*
10.8	Assured Guaranty Ltd. Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2009)*
10.9	Form of Indemnification Agreement between the Company and its executive officers and directors (Incorporated by reference to Exhibit 10.42 to Form 10-K for the year ended December 31, 2005)*
10.10	Put Agreement between Assured Guaranty Corp. and Woodbourne Capital Trust [I][II][III][IV] (Incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2005)
10.11	Custodial Trust Expense Reimbursement Agreement (Incorporated by reference to Exhibit 10.7 to Form 10-Q for the quarter ended March 31, 2005)
10.12	Assured Guaranty Corp. Articles Supplementary Classifying and Designating Series of Preferred Stock as Series A Perpetual Preferred Stock, Series B Perpetual Preferred Stock, Series C Perpetual Preferred Stock, Series D Perpetual Preferred Stock (Incorporated by reference to Exhibit 10.8 to Form 10-Q for the quarter ended March 31, 2005)
10.13	Assured Guaranty Ltd. Performance Retention Plan (As Amended and Restated as of February 14, 2008 for Awards Granted during 2007) (Incorporated by reference to Exhibit 10.50 to Form 10-K for the year ended December 31, 2007)*
10.14	Restricted Stock Unit Agreement for Outside Directors under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2007)*

Exhibit Number	Description of Document
10.15	$200.0 million soft-capital credit facility, dated as of July 31, 2007, under which Assured Guaranty Re Ltd. is the borrower and for which Deutsche Bank AG New York Branch acted as administrative agent and lead arranger (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2007)
10.16	Assured Guaranty Ltd. Performance Retention Plan (As Amended and Restated as of February 14, 2008) (Incorporated by reference to Exhibit 10.58 to Form 10-K for the year ended December 31, 2007)*
10.17	Terms of Performance Retention Award Five Year Cliff Vest Granted on February 14, 2008 (Incorporated by reference to Exhibit 10.59 to Form 10-K for the year ended December 31, 2007)*
10.18	Form of Award Letter for Performance Retention Award Five Year Cliff Vest Granted on February 14, 2008 (Incorporated by reference to Exhibit 10.60 to Form 10-K for the year ended December 31, 2007)*
10.19	Non-Qualified Stock Option Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan to be used with employment agreement (Incorporated by reference to Exhibit 10.66 to Form 10-K for the year ended December 31, 2007)*
10.20	Non-Qualified Stock Option Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.67 to Form 10-K for the year ended December 31, 2007)*
10.21	Investment Agreement dated as of February 28, 2008 between Assured Guaranty Ltd. and WLR Recovery Fund IV, L.P. (Incorporated by reference to Exhibit 10.68 to Form 10-K for the year ended December 31, 2007)
10.22	Director Compensation (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2012)*
10.23	Restricted Stock Unit Agreement for Outside Directors under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2008)*
10.24	Form of amendment to Restricted Stock Unit Awards for Outside Directors (Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2008)*
10.25	Employment Agreement between Dominic J. Frederico and the Registrant (Incorporated by reference to Exhibit 10.64 to Form 10-K for the year ended December 31, 2008)*
10.26	Employment Agreement between Robert B. Mills and the Registrant (Incorporated by reference to Exhibit 10.66 to Form 10-K for the year ended December 31, 2008)*
10.27	Employment Agreement between James M. Michener and the Registrant (Incorporated by reference to Exhibit 10.67 to Form 10-K for the year ended December 31, 2008)*
10.28	Employment Agreement between Robert A. Bailenson and the Registrant (Incorporated by reference to Exhibit 10.68 to Form 10-K for the year ended December 31, 2008)*
10.29	Assured Guaranty Ltd. Executive Officer Recoupment Policy (Incorporated by reference to Exhibit 10.69 to Form 10-K for the year ended December 31, 2008)*
10.30	Form of Acknowledgement of Assured Guaranty Ltd. Executive Officer Recoupment Policy (Incorporated by reference to Exhibit 10.70 to Form 10-K for the year ended December 31, 2008)*
10.31	Non-Qualified Stock Option Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan to be used with employment agreement (Incorporated by reference to Exhibit 10.71 to Form 10-K for the year ended December 31, 2008)*
10.32	Terms of Performance Retention Award Four Year Installment Vesting Granted on February 5, 2009 (Incorporated by reference to Exhibit 10.73 to Form 10-K for the year ended December 31, 2008)*
10.33	Approval dated September 16, 2008 pursuant to Investment Agreement dated as of February 28, 2008 with WLR Recovery Fund IV, L.P. Pursuant to the Investment Agreement, WLR Recovery Fund IV, L.P. and other funds affiliated with WL Ross & Co. LLC (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 19, 2008)
10.34	Purchase Agreement among Dexia Holdings Inc., Dexia Credit Local S.A. and the Company dated as of November 14, 2008 (Incorporated by reference to Exhibit 99.1 to Form 8-K filed on November 17, 2008)
10.35	Amendment to Investment Agreement dated as of November 13, 2008 between the Company and WLR Recovery Fund IV, L.P. (Incorporated by reference to Exhibit 99.2 to Form 8-K filed on November 17, 2008)
10.36	Amended and Restated Revolving Credit Agreement dated as of June 30, 2009 among FSA Asset Management LLC, Dexia Crédit Local S.A. and Dexia Bank Belgium S.A. (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 8, 2009)
10.37	Master Repurchase Agreement (September 1996 Version) dated as of June 30, 2009 between Dexia Crédit Local S.A. and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.2.1 to Form 8-K filed on July 8, 2009)

Exhibit Number	Description of Document
10.38	Annex I-Committed Term Repurchase Agreement Annex dated as of June 30, 2009 between Dexia Crédit Local S.A. and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.2.2 to Form 8-K filed on July 8, 2009)
10.39	ISDA Master Agreement (Multicurrency-Cross Border) dated as of June 30, 2009 among Dexia SA, Dexia Crédit Local S.A. and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.3.1 to Form 8-K filed on July 8, 2009)
10.40	Schedule to the 1992 Master Agreement, Guaranteed Put Contract, dated as of June 30, 2009 among Dexia Crédit Local S.A., Dexia SA and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.3.2 to Form 8-K filed on July 8, 2009)
10.41	Put Option Confirmation, Guaranteed Put Contract, dated June 30, 2009 to FSA Asset Management LLC from Dexia SA and Dexia Crédit Local S.A. (Incorporated by reference to Exhibit 10.3.3 to Form 8-K filed on July 8, 2009)
10.42	ISDA Credit Support Annex (New York Law) to the Schedule to the ISDA Master Agreement, Guaranteed Put Contract, dated as of June 30, 2009 between Dexia Crédit Local S.A. and Dexia SA and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.3.4 to Form 8-K filed on July 8, 2009)
10.43	ISDA Master Agreement (Multicurrency-Cross Border) dated as of June 30, 2009 among Dexia SA, Dexia Crédit Local S.A. and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.4.1 to Form 8-K filed on July 8, 2009)
10.44	Schedule to the 1992 Master Agreement, Non-Guaranteed Put Contract, dated as of June 30, 2009 among Dexia Crédit Local S.A., Dexia SA and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.4.2 to Form 8-K filed on July 8, 2009)
10.45	Put Option Confirmation, Non-Guaranteed Put Contract, dated June 30, 2009 to FSA Asset Management LLC from Dexia SA and Dexia Crédit Local S.A. (Incorporated by reference to Exhibit 10.4.3 to Form 8-K filed on July 8, 2009)
10.46	ISDA Credit Support Annex (New York Law) to the Schedule to the ISDA Master Agreement, Non-Guaranteed Put Contract, dated as of June 30, 2009 between Dexia Crédit Local S.A. and Dexia SA and FSA Asset Management LLC (Incorporated by reference to Exhibit 10.4.4 to Form 8-K filed on July 8, 2009)
10.47	First Demand Guarantee Relating to the "Financial Products" Portfolio of FSA Asset Management LLC issued by the Belgian State and the French State and executed as of June 30, 2009 (Incorporated by reference to Exhibit 10.5 to Form 8-K filed on July 8, 2009)
10.48	Guaranty, dated as of June 30, 2009, made jointly and severally by Dexia SA and Dexia Crédit Local S.A., in favor of Financial Security Assurance Inc. (Incorporated by reference to Exhibit 10.6 to Form 8-K filed on July 8, 2009)
10.49	Indemnification Agreement (GIC Business) dated as of June 30, 2009 by and among Financial Security Assurance Inc., Dexia Crédit Local S.A. and Dexia SA (Incorporated by reference to Exhibit 10.7 to Form 8-K filed on July 8, 2009)
10.50	Pledge and Administration Agreement, dated as of June 30, 2009, among Dexia SA, Dexia Crédit Local S.A., Dexia Bank Belgium SA, Dexia FP Holdings Inc., Financial Security Assurance Inc., FSA Asset Management LLC, FSA Portfolio Asset Limited, FSA Capital Markets Services LLC, FSA Capital Markets Services (Caymans) Ltd., FSA Capital Management Services LLC and The Bank of New York Mellon Trust Company, National Association (Incorporated by reference to Exhibit 10.8 to Form 8-K filed on July 8, 2009)
10.51	Separation Agreement, dated as of July 1, 2009, among Dexia Crédit Local S.A., Financial Security Assurance Inc., Financial Security Assurance International, Ltd., FSA Global Funding Limited and Premier International Funding Co. (Incorporated by reference to Exhibit 10.9 to Form 8-K filed on July 8, 2009)
10.52	Funding Guaranty, dated as of July 1, 2009, made by Dexia Crédit Local S.A. in favor of Financial Security Assurance Inc. and Financial Security Assurance International, Ltd. (Incorporated by reference to Exhibit 10.10 to Form 8-K filed on July 8, 2009)
10.53	Reimbursement Guaranty, dated as of July 1, 2009, made by Dexia Crédit Local S.A. in favor of Financial Security Assurance Inc. and Financial Security Assurance International, Ltd. (Incorporated by reference to Exhibit 10.11 to Form 8-K filed on July 8, 2009)

Exhibit Number	Description of Document
10.54	Strip Coverage Liquidity and Security Agreement, dated as of July 1, 2009, between Financial Security Assurance Inc. and Dexia Crédit Local S.A. (Incorporated by reference to Exhibit 10.12 to Form 8-K filed on July 8, 2009)
10.55	Indemnification Agreement (FSA Global Business), dated as of July 1, 2009, by and between Financial Security Assurance Inc., Assured Guaranty Ltd. and Dexia Crédit Local S.A. (Incorporated by reference to Exhibit 10.13 to Form 8-K filed on July 8, 2009)
10.56	Pledge and Administration Annex Amendment Agreement dated as of July 1, 2009 among Dexia SA, Dexia Crédit Local S.A., Dexia Bank Belgium SA, Dexia FP Holdings Inc., Financial Security Assurance Inc., FSA Asset Management LLC, FSA Portfolio Asset Limited, FSA Capital Markets Services LLC, FSA Capital Markets Services (Caymans) Ltd., FSA Capital Management Services LLC and The Bank of New York Mellon Trust Company, National Association (Incorporated by reference to Exhibit 10.14 to Form 8-K filed on July 8, 2009)
10.57	Put Confirmation Annex Amendment Agreement dated as of July 1, 2009 among Dexia SA and Dexia Crédit Local S.A. and FSA Asset Management LLC and Financial Security Assurance Inc. (Incorporated by reference to Exhibit 10.15 to Form 8-K filed on July 8, 2009)
10.58	Non-Qualified Stock Option Agreement for Outside Directors under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.19 to Form 10-Q for the quarter ended June 30, 2009)*
10.59	Master Repurchase Agreement between FSA Capital Management Services LLC and FSA Capital Markets Services LLC (Incorporated by reference to Exhibit 10.20 to Form 10-Q for the quarter ended June 30, 2009)
10.60	Confirmation to Master Repurchase Agreement (Incorporated by reference to Exhibit 10.21 to Form 10-Q for the quarter ended June 30, 2009)
10.61	Master Repurchase Agreement Annex I (Incorporated by reference to Exhibit 10.22 to Form 10-Q for the quarter ended June 30, 2009)
10.62	Financial Security Assurance Holdings Ltd. 1989 Supplemental Executive Retirement Plan (amended and restated as of December 17, 2004) (Incorporated by reference to Exhibit 10.4 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on December 17, 2004)*
10.63	Amendment to the Financial Security Assurance Holdings Ltd. 1989 Supplemental Employee Retirement Plan (Incorporated by reference to Exhibit 10.29 to Form 10-Q for the quarter ended June 30, 2009)*
10.64	Financial Security Assurance Holdings Ltd. 2004 Supplemental Executive Retirement Plan, dated as of December 17, 2004 (Incorporated by reference to Exhibit 10.3 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on December 17, 2004)*
10.65	Financial Security Assurance Holdings Ltd. 2004 Supplemental Executive Retirement Plan, as amended on May 18, 2006 (Incorporated by reference to Exhibit 10.1 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on May 22, 2006)*
10.66	Financial Security Assurance Holdings Ltd. 2004 Supplemental Executive Retirement Plan, as amended on February 14, 2008 (Incorporated by reference to Exhibit 10.3 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on February 15, 2008)*
10.67	Pledge and Intercreditor Agreement, among Dexia Crédit Local, Dexia Bank Belgium S.A., Financial Security Assurance Inc. and FSA Asset Management LLC, dated November 13, 2008 (Incorporated by reference to Exhibit 10.3 to Financial Security Assurance Holdings Ltd.'s Form 10-Q for the quarter ended September 30, 2008)
10.68	Amended and Restated Pledge and Intercreditor Agreement, dated as of February 20, 2009, between Dexia Crédit Local, Dexia Bank Belgium S.A., Financial Security Assurance Inc., FSA Asset Management LLC, FSA Capital Markets Services LLC and FSA Capital Management Services LLC (Incorporated by reference to Exhibit 10.19 to Financial Security Assurance Holdings Ltd.'s Form 10-K for the year ended December 31, 2008)
10.69	Put Option Agreement, dated as of June 23, 2003 by and between FSA and Sutton Capital Trust I (Incorporated by reference to Exhibit 99.5 to Financial Security Assurance Holdings Ltd.'s Form 10-Q for the quarter ended June 30, 2003)
10.70	Put Option Agreement, dated as of June 23, 2003 by and between FSA and Sutton Capital Trust II (Incorporated by reference to Exhibit 99.6 to Financial Security Assurance Holdings Ltd.'s Form 10-Q for the quarter ended June 30, 2003)
10.71	Put Option Agreement, dated as of June 23, 2003 by and between FSA and Sutton Capital Trust III (Incorporated by reference to Exhibit 99.7 to Financial Security Assurance Holdings Ltd.'s Form 10-Q for the quarter ended June 30, 2003)

Exhibit Number	Description of Document
10.72	Put Option Agreement, dated as of June 23, 2003 by and between FSA and Sutton Capital Trust IV (Incorporated by reference to Exhibit 99.8 to Financial Security Assurance Holdings Ltd.'s Form 10-Q for the quarter ended June 30, 2003)
10.73	Contribution Agreement, dated as of November 22, 2006, between Dexia S.A. and Financial Security Assurance Holdings Ltd. (Incorporated by reference to Exhibit 10.4 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on November 28, 2006)
10.74	Replacement Capital Covenant, dated as of November 22, 2006, by Financial Security Assurance Holdings Ltd. (Incorporated by reference to Exhibit 10.5 to Financial Security Assurance Holdings Ltd.'s Form 8-K filed on November 28, 2006)
10.75	Agreement and Amendment between Dexia Holdings Inc., Dexia Credit Local S.A. and the Company dated as of June 9, 2009 (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on June 12, 2009)
10.76	Second Amendment to Investment Agreement dated as June 10, 2009 between the Company and WLR Recovery Fund IV, L.P. (Incorporated by reference to Exhibit 10.2 to Form 8-K filed on June 12, 2009)
10.77	Restricted Stock Agreement for Outside Directors under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2008)*
10.78	2010 Form of Restricted Stock Unit Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan to be used with employment agreement (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2010)*
10.79	2010 Form of Restricted Stock Unit Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan to be used without employment agreement (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2010)*
10.80	2010 Form of Non-Qualified Stock Option Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan to be used with employment agreement (Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2010)*
10.81	2010 Form of Non-Qualified Stock Option Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan for use without employment agreement (Incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended March 31, 2010)*
10.82	Terms of Performance Retention Award, Four Year Installment Vesting Granted on February 25, 2010 for participants subject to $1 million limit (Incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended March 31, 2010)*
10.83	Terms of Performance Retention Award, Four Year Installment Vesting Granted on February 9, 2011 for participants subject to $1 million limit (Incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended March 31, 2011)*
10.84	Form of Restricted Stock Unit Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan to be used with employment agreement (Incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2011)*
10.85	Form of Restricted Stock Unit Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan to be used without employment agreement (Incorporated by reference to Exhibit 10.7 to the Form 10-Q for the quarter ended March 31, 2011)*
10.86	Waiver Letter dated April 21, 2011 from Dominic J. Frederico (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 22, 2011)*
10.87	Waiver Letter dated April 21, 2011 from Robert B. Mills (Incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 22, 2011)*
10.88	Waiver Letter dated April 21, 2011 from James M. Michener (Incorporated by reference to Exhibit 10.3 to Form 8-K filed on April 22, 2011)*
10.89	Waiver Letter dated April 21, 2011 from Robert A. Bailenson (Incorporated by reference to Exhibit 10.4 to Form 8-K filed on April 22, 2011)*
10.90	Letter Agreement with Robert B. Mills dated May 13, 2011 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 13, 2011)*
10.91	Letter Agreement with Robert A. Bailenson dated May 13, 2011 (incorporated by reference to Exhibit 10.2 to Form 8-K filed May on 13, 2011)*
10.92	Assured Guaranty Corp. Supplemental Executive Retirement Plan as amended through the Third Amendment thereto (Incorporated by reference to Exhibit 4.5 to Form S-8 (#333-178625))*

Exhibit Number	Description of Document
10.93	Employment Continuation and Termination of Employment Agreement between Dominic J. Frederico and the Registrant (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2012)*
10.94	Employment Continuation and Termination of Employment Agreement between James M. Michener and the Registrant (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2012)*
10.95	Employment Continuation and Termination of Employment Agreement between Robert B. Mills and the Registrant (Incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2012)*
10.96	Employment Continuation and Termination of Employment Agreement between Robert A. Bailenson and the Registrant (Incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended March 31, 2012)*
10.97	Assured Guaranty Ltd. Executive Severance Plan (Incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended March 31, 2012)*
10.98	Assured Guaranty Ltd. Perquisite Policy (Incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2012)*
10.99	2012 Form of Executive Non-Qualified Stock Option Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.7 to Form 10-Q for the quarter ended March 31, 2012)*
10.100	2012 Form of Executive Restricted Stock Unit Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.8 to Form 10-Q for the quarter ended March 31, 2012)*
10.101	2012 Form of Executive Performance-Based Restricted Stock Unit Agreement under Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.9 to Form 10-Q for the quarter ended March 31, 2012)*
10.102	Terms of Performance Retention Award Four Year Installment Vesting Granted on February 9, 2012 for participants Subject to $1 million Limit (Incorporated by reference to Exhibit 10.10 to Form 10-Q for the quarter ended March 31, 2012)*
10.103	Form of Acknowledgement Letter for Participants in Assured Guaranty Ltd. Executive Severance Plan (Incorporated by reference to Exhibit 10.11 to Form 10-Q for the quarter ended March 31, 2012)*
10.104	Assured Guaranty Ltd. Supplemental Employee Retirement Plan, as amended and restated effective January 1, 2009 and as amended by the First, Second, Third, Fourth and Fifth Amendments (Incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2012)*
10.105	Assured Guaranty Ltd. 2004 Long-Term Incentive Plan, as amended and restated as of May 7, 2009 and as amended by the First Amendment (Incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2012)*
10.106	First Amendment to the Restricted Stock Unit Agreement for Outside Directors*
12.1	Computation of Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of the registrant
23.1	Accountants Consent
31.1	Certification of CEO Pursuant to Exchange Act Rules 13A-14 and 15D-14, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO Pursuant to Exchange Act Rules 13A-14 and 15D-14, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.1	The following financial information from Registrant's Annual Report on Form 10-K for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language) interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (vi) Notes to Consolidated Financial Statements.

* Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Assured Guaranty Ltd.

By: /s/ Dominic J. Frederico
Name: Dominic J. Frederico
Title: *President and Chief Executive Officer*

Date: March 1, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Walter A. Scott Walter A. Scott	Chairman of the Board; Director	March 1, 2013
/s/ Dominic J. Frederico Dominic J. Frederico	President and Chief Executive Officer; Director	March 1, 2013
/s/ Robert A. Bailenson Robert A. Bailenson	Chief Financial Officer (Principal Financial and Accounting Officer and Duly Authorized Officer)	March 1, 2013
/s/ Neil Baron Neil Baron	Director	March 1, 2013
/s/ Francisco L. Borges Francisco L. Borges	Director	March 1, 2013
/s/ G. Lawrence Buhl G. Lawrence Buhl	Director	March 1, 2013
/s/ Stephen A. Cozen Stephen A. Cozen	Director	March 1, 2013
/s/ Bonnie L. Howard Bonnie L. Howard	Director	March 1, 2013
/s/ Patrick W. Kenny Patrick W. Kenny	Director	March 1, 2013
/s/ Robin Monro-Davies Robin Monro-Davies	Director	March 1, 2013
/s/ Michael T. O'Kane Michael T. O'Kane	Director	March 1, 2013
/s/ Wilbur L. Ross, Jr. Wilbur L. Ross, Jr.	Director	March 1, 2013

[This Page Intentionally Left Blank]

Board of Directors of Assured Guaranty Ltd.

Walter A. Scott
Chairman of the Board; Member of the Nominating and Governance Committee

Dominic J. Frederico
President and Chief Executive Officer

Neil Baron
Member of the Audit and Risk Oversight Committees

Francisco L. Borges
Chairman of the Compensation Committee and member of the Finance Committee

G. Lawrence Buhl
Chairman of the Risk Oversight Committee and member of the Compensation Committee

Stephen A. Cozen
Member of the Finance and Risk Oversight Committees

Bonnie L. Howard
Member of the Audit and Risk Oversight Committees

Patrick W. Kenny
Chairman of the Audit Committee and member of the Nominating and Governance Committee

Robin Monro-Davies
Chairman of the Nominating and Governance Committee and member of the Compensation Committee

Michael T. O'Kane
Chairman of the Finance Committee and member of the Audit Committee

Wilbur L. Ross, Jr.
Director

Corporate Headquarters
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08
Bermuda
Phone: 1 441 279 5700

Other Locations
Bermuda
Assured Guaranty Re Ltd.
30 Woodbourne Avenue
Hamilton HM 08
Phone: 1 441 279 5700

United States
Assured Guaranty Corp.
Assured Guaranty Municipal Corp.
31 West 52nd Street
New York, NY 10019
Phone: 1 212 974 0100

Assured Guaranty Corp.
Assured Guaranty Municipal Corp.
One Market, 1550 Spear Tower
San Francisco, CA 94105
Phone: 1 415 995 8000

AG & Company
8105 Irvine Center Drive
9th Floor
Irvine, CA 92618
Phone: 1 949 954 7888

United Kingdom
Assured Guaranty (Europe) Ltd.
1 Finsbury Square
London, EC2A 1AE
Phone: 44 0 20 7562 1900

Australia
Assured Guaranty Corp.
Assured Guaranty Services (Australia) Pty Ltd
Level 39, Aurora Place
88 Phillip Street
Sydney, NSW 2000
Phone: 61 2 9241 3455

Stock Exchange Listing
Assured Guaranty Ltd. is listed on the New York Stock Exchange under the symbol AGO.

Investor Inquiries
Our annual report on Form 10-K, quarterly reports on Form 10-Q, proxy statement, quarterly earnings releases and other investor information may be obtained at no cost by contacting the Investor Relations Department. Links to our SEC filings, press releases and product and other information may be found on our website at assuredguaranty.com.

Our Code of Conduct, Governance Guidelines and Categorical Standards of Director Independence, Board Committee Charters and other information relating to corporate governance are also available on our website at assuredguaranty.com/governance.

The Investor Relations Department can be contacted at:

Assured Guaranty Ltd.
Investor Relations Department
30 Woodbourne Avenue
Hamilton HM 08
Bermuda
Phone: 1 441 279 5705
E-mail: info@assuredguaranty.com

Independent Auditors
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

Transfer Agent of Shareholder Records
Computershare
PO Box 43006
Providence, RI 02940-3006
Overnight correspondence should be mailed to:
Computershare
250 Royall Street
Canton, MA 02021
In the U.S.
Phone: 1 866 214 2267
Outside the U.S.
Phone: 1 201 680 6578
For hearing impaired in the U.S.
Phone: 1 800 231 5469
For hearing impaired outside the U.S.
Phone: 1 201 680 6610
Shareholder website
www.computershare.com/investor
Shareholder online inquiries
https://www-us.computershare.com/investor/contact

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


ASSURED
GUARANTY®

Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08
Bermuda
Phone: 1 441 279 5700
assuredguaranty.com